Form 20-F
period 2017-12-31
TDH Holdings, Inc.
filed 2018-04-30
CIK 1684425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ____________to ____________

Commission file number 001-38206

TDH Holdings, Inc.

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8591-9267

(Address of principal executive offices)

Cui Rongfeng, Chief Executive Officer
c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8591-9267

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
SHARES, PAR VALUE $0.001	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

On April 30, 2018, the issuer had 9,423,750 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an “emerging growth company.” See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English.

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to TDH Holdings, Inc., a British Virgin Islands company; TDH HK Limited, a Hong Kong company wholly-owned by TDH Holdings, Inc.; Qingdao Tiandihui Foodstuffs Co., Ltd., a Chinese limited liability company; TDH Petfood LLC, Beijing Chongai Jiujiu Cultural Communication Co., Ltd., Qingdao Kangkang Development Co., Ltd., Qingdao Lingchong Information Technology Co., Ltd. and Yichong Technology (Qingdao) Co., Ltd.

●	“shares” and “common shares” refer to our shares, $0.001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based on the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Annual Report.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

In the table below, we provide you with summary financial data of our company. The selected consolidated statement of income and other comprehensive income data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes included elsewhere in this annual report.

Selected Consolidated Financial Data

Selected Consolidated Statement of Income and Other Comprehensive Income Data

	For The Years Ended December 31,
	2017	2016	2015
(In U.S. dollars)
Total revenues	$28,979,511	$24,443,736	$16,312,274
Cost of revenues	20,682,498	17,368,249	12,289,773
Gross profit	8,297,013	7,075,487	4,022,501
Total operating expenses	8,029,708	5,924,198	3,345,769
Income from operations	267,305	1,151,289	676,732
Other income (expenses)
Government subsidies	414	21,912	22,116
Other income	19,305	51,535	156,908
Other expenses	(144,069)	(23,490)	(2,056)
Interest expenses	(82,946)	(102,274)	(117,366)
Total other income (expenses)	(207,296)	(52,317)	59,602
Income before income taxes provision	60,009	1,098,972	736,334
Income tax provision (benefit)	(55,102)	89,801	269,581
Net income	115,111	1,009,171	466,753
Earnings per common share attributable to TDH Holdings, Inc. – basic and fully diluted	$0.01	$0.13	$0.06

Selected Balance Sheet Data

	As of December 31,
	2017	2016	2015
(In U.S. dollars)
Cash and cash equivalents	$2,346,109	$1,145,103	$651,680
Total current assets	15,579,344	9,822,363	6,647,263
Total non-current assets	4,231,396	3,417,556	3,592,356
Total assets	19,810,740	13,239,919	10,239,619
Total current liabilities	8,656,648	8,973,372	7,562,217
Total non-current liabilities	5,810	13,795	-
Total liabilities	8,662,458	8,987,167	7,562,217
Total equity	11,148,282	4,252,752	2,677,402
Total liabilities and shareholders’ equity	$19,810,740	$13,239,919	$10,239,619

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On April 20, 2018, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.2945 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2017
January	6.8767	6.9008	6.8360	6.9575
February	6.8665	6.8727	6.8517	6.8821
March	6.8821	6.8940	6.8700	6.9132
April	6.8937	6.888	6.8944	6.9060
May	6.8098	6.8843	6.8098	6.9060
June	6.7793	6.8066	6.7793	6.8382
July	6.7240	6.7694	6.7240	6.8039
August	6.5888	6.6670	6.5918	6.7272
September	6.6533	6.5690	6.4773	6.6591
October	6.6328	6.6254	6.5712	6.6498
November	6.6090	6.6200	6.5967	6.6385
December	6.5063	6.5932	6.5063	6.6210
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April	6.2945	6.2859	6.2722	6.3045

Source: Federal Reserve Statistical Release.

(1)	Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risk Related to Our Business

The growth of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and product line extensions and improve existing products.

Our growth depends, in part, on our ability to successfully introduce new products and product line extensions and improve and reposition our existing products to meet the requirements of pet owners and the dietary needs of their pets. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. The development and introduction of innovative new products and product line extensions involve considerable costs. In addition, it may be difficult to establish new supplier relationships and determine appropriate product selection when developing a new product or product line extension. Any new product or product line extension may not generate sufficient customer interest and sales to become a profitable product or to cover the costs of its development and promotion and may reduce our operating income. In addition, any such unsuccessful effort may adversely affect our brand. If we are not able to anticipate, identify or develop and market products that respond to changes in requirements and preferences of pet parents and their pets or if our new product introductions or repositioned products fail to gain consumer acceptance, we may not grow our business as anticipated, our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy, including expanding distribution and improving placement of our products in the stores of our retail partners, attracting new consumers to our brands, introducing new products and product line extensions and expanding into new markets. Our ability to implement this growth strategy depends, among other things, on our ability to:

●	enter into distribution and other strategic arrangements with retailers and other potential distributors of our products;
●	continue to effectively compete in our distribution channels;
●	increase our brand recognition by effectively implementing our marketing strategy and advertising initiatives;
●	expand and maintain brand loyalty;
●	develop new products and product line extensions that appeal to consumers;
●	maintain and, to the extent necessary, improve our high standards for product quality, safety and integrity;
●	maintain sources for the required supply of quality raw ingredients to meet our growing demand; and
●	identify and successfully enter and market our products in new geographic markets and market segments.

We may not be able to successfully implement our growth strategy and may need to change our strategy. If we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected.

Any damage to our reputation or our brand may materially adversely affect our business, financial condition and results of operations.

Maintaining our strong reputation with consumers, our retail partners and our suppliers is critical to our success. Our brands may suffer if our marketing plans or product initiatives are not successful. The importance of our brands may increase if competitors offer more products with formulations similar to ours. Further, our brands may be negatively impacted due to real or perceived quality issues or if consumers perceive us as being untruthful in our marketing and advertising, even if such perceptions are not accurate. Product contamination, the failure to maintain high standards for product quality, safety and integrity, including raw materials and ingredients obtained from suppliers, or allegations of product quality issues, mislabeling or contamination, even if untrue or caused by our third-party contract manufacturers or raw material suppliers, may reduce demand for our products or cause production and delivery disruptions. We maintain guidelines and procedures to ensure the quality, safety and integrity of our products. However, we may be unable to detect or prevent product and/or ingredient quality issues, mislabeling or contamination, particularly in instances of fraud or attempts to cover up or obscure deviations from our guidelines and procedures. If any of our products become unfit for consumption, cause injury or are mislabeled, we may have to engage in a product recall and/or be subject to liability. Damage to our reputation or our brands or loss of consumer confidence in our products for any of these or other reasons could result in decreased demand for our products and our business, financial condition and results of operations may be materially adversely affected.

Our growth and business are dependent on trends that may change or not continue, and our historical growth may not be indicative of our future growth.

The growth of the global pet food industry and the market in China, in particular, depends primarily on the continuance of current trends in humanization of pets and premiumization of pet foods as well as on general economic conditions, the size of the pet population and average dog size. These trends may not continue or may change. In the event of a decline in the overall number or average size of pets, a change in the humanization, premiumization or health and wellness trends or during challenging economic times, we may be unable to persuade our customers and consumers to purchase our branded products instead of lower-priced products, and our business, financial condition and results of operations may be materially adversely affected and our growth rate may slow or stop. In addition, while we expect that our net sales will continue to increase, we believe that our growth rate will decline in the future as our scale increases.

There may be decreased spending on pets in a challenging economic climate.

Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including adverse changes in interest rates, volatile commodity markets and inflation, contraction in the availability of credit in the market and reductions in consumer spending. In addition, a slow-down in the general economy and/or PRC economy or a shift in consumer preferences for economic reasons or otherwise to less expensive products may result in reduced demand for our products which may affect our profitability. The keeping of pets and the purchase of pet-related products may constitute discretionary spending for some of our consumers and any material decline in the amount of consumer discretionary spending may reduce overall levels of pet ownership or spending on pets. As a result, a challenging economic climate may cause a decline in demand for our products which could be disproportionate as compared to competing pet food brands since our products command a price premium. In addition, we cannot predict how current or worsening economic conditions in the PRC and globally will affect our partners, suppliers and distributors. If economic conditions result in decreased spending on pets and have a negative impact on our retail partners, suppliers or distributors, our business, financial condition and results of operations may be materially adversely affected.

Our business depends, in part, on the sufficiency and effectiveness of our marketing and trade promotion programs.

Due to the competitive nature of our industry, we must effectively and efficiently promote and market our products through advertisements as well as trade promotions and incentives to sustain our competitive position in our market. Marketing investments may be costly. In addition, we may, from time to time, change our marketing strategies and spending, including the timing or nature of our trade promotions and incentives. We may also change our marketing strategies and spending in response to actions by our competitors and other pet food companies. The sufficiency and effectiveness of our marketing and trade promotions and incentives are important to our ability to retain and/or improve our market share and margins. If our marketing and trade promotions and incentives are not successful or if we fail to implement sufficient and effective marketing and trade promotions and incentives or adequately respond to changes in our competitors’ marketing strategies, our business, financial condition and results of operations may be adversely affected.

If we are unable to maintain or increase prices, our margins may decrease.

We rely in part on price increases to offset cost increases and improve the profitability of our business. Our ability to maintain prices or effectively implement price increases may be affected by a number of factors, including competition, effectiveness of our marketing programs, the continuing strength of our brands, market demand and general economic conditions, including inflationary pressures. In particular, in response to increased promotional activity by other pet food companies, we have increased our promotional spending, which has resulted in a lower average price per pound for our products and has adversely impacted our gross margins. During challenging economic times, consumers may be less willing or able to pay a price premium for our branded products and may shift purchases to lower-priced or other value offerings, making it more difficult for us to maintain prices and/or effectively implement price increases. In addition, our retail partners and distributors may pressure us to rescind price increases that we have announced or already implemented, whether through a change in list price or increased promotional activity. If we are unable to maintain or increase prices for our products or must increase promotional activity, our margins may be adversely affected. Furthermore, price increases generally result in volume losses, as consumers purchase fewer units. If such losses are greater than expected or if we lose distribution due to a price increase, our business, financial condition and results of operations may be materially adversely affected.

If our products are alleged to cause injury or illness or fail to comply with PRC or other applicable governmental regulations, we may need to recall our products and may experience product liability claims.

Our products may be exposed to product recalls, including voluntary recalls or withdrawals, if they are alleged to pose a risk of injury or illness, or if they are alleged to have been mislabeled, misbranded or adulterated or to otherwise be in violation of governmental regulations. We may also voluntarily recall or withdraw products in order to protect our brand or reputation if we determine that they do not meet our standards, whether for palatability, appearance or otherwise. If there is any future product recall or withdrawal, it could result in substantial and unexpected expenditures, destruction of product inventory, damage to our reputation and lost sales due to the unavailability of the product for a period of time, and our business, financial condition and results of operations may be materially adversely affected. We also may be subject to claims if the consumption or use of our products is alleged to cause injury or illness. If there is a judgment against us or a settlement agreement related to a claim, our business, financial condition and results of operations may be materially adversely affected.

We are dependent on a limited number of retailer customers for a significant portion of our sales.

We sell our products to retail partners and distributors in specialty channels. Our ten largest retail partners, accounted for 68% of our net sales for the year ended December 31, 2015, 69% of our net sales for the year ended December 31, 2016, and 56% of our net sales for the year ended December 31, 2017, respectively. If we were to lose any of our key customers, if any of our retail partners reduce the amount of their orders or if any of our key customers consolidate, reduce their store footprint and/or gain greater market power, our business, financial condition and results of operations may be materially adversely affected. In addition, we may be similarly adversely impacted if any of our key customers experience any operational difficulties or generate less traffic.

Failure to make adequate contributions to Housing Provident Fund for some of the employees could adversely affect our financial condition and we may be subject to labor dispute or complaint.

Pursuant to the Regulations on Management of Housing Provident Fund (HPF) which was promulgated by the State Council on April 3, 1999 and was amended on March 24, 2002, PRC enterprises must register with relevant HPF management center, open special HPF accounts at a designated bank and make timely HPF contributions for their employees. In accordance with Regulations on Management of Housing Provident Fund and Implementation Measures for the Administration of Housing Provident Fund in Qingdao, if an enterprise fails to pay in full or in part its HPF contributions, such enterprise will be ordered by the HPF enforcement authorities to make such contributions, and may be compelled by the people’s court that has jurisdiction over the matter to make such contributions. Furthermore, if the Company fails to make adequate contributions to HPF for some of its employees, such failure may give rise to a private cause of action by such individual(s) against the Company. There is a certain discrepancy between interpretation and enforcement of such regulations on the national and local level such that local and national enforcement practices at times vary significantly. HPF contributions are only required for employees with urban housing registration; for employees with rural registration contributions are voluntary and are not required. The Company has registered with relevant HPF authority in the PRC, but has not made adequate contributions to the fund for some of its employees. The Company’s failure to make such contributions were due to the inadvertent oversight of the Company’s staff. The Company estimates such amounts for the last three years would not to exceed US$104,000. As of the date of this Annual Report, the Company has not received any demand or order from the competent authorities with respect to settling the balance of the fund contributions. Mr. Cui and Ms. Wang have executed a deed of indemnity in favor of the Company’s subsidiaries in the PRC on July 7, 2017 pursuant to which they agreed to indemnify the Company’s subsidiaries in the PRC in full against any losses and penalties which they may suffer as a result of the Company’s non-payment of the fund contributions. To the extent the Company is required to make such payments in full, such payments may have adverse financial or operational impact on the Company. The Company may also be subject to labor dispute or complaint from its employees.

We rely upon a limited number of contract manufacturers to provide a significant portion of our supply of products.

There is limited available manufacturing capacity that meets our quality standards. We have agreements with a network of contract manufacturers that require them to provide us with specific finished products. Most of our agreements with our contract manufacturers are up to three years. During the years ended December 31, 2015, 2016 and 2017 approximately 23%, 29% and 31% of our cost of sales, respectively, was derived from products purchased from contract manufacturers. The manufacture of our products may not be easily transferable to other sites in the event that any of our contract manufacturers experience breakdown, failure or substandard performance of equipment, disruption of supply or shortages of raw materials and other supplies, labor problems, power outages, adverse weather conditions and natural disasters or the need to comply with environmental and other directives of governmental agencies. From time to time, a contract manufacturer may experience financial difficulties or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the contract manufacturer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new contract manufacturing arrangement with another provider. The loss of any of these contract manufacturers or the failure for any reason of any of these contract manufacturers to fulfill their obligations under their agreements with us, including a failure to meet our quality controls and standards, may result in disruptions to our supply of finished goods. We may be unable to locate an additional or alternate contract manufacturing arrangement that meets our quality controls and standards in a timely manner or on commercially reasonable terms, if at all.

To the extent our retailer customers purchase products in excess of consumer consumption in any period, our sales in a subsequent period may be adversely affected as our customers seek to reduce their inventory levels.

From time to time, our retailer customers may purchase more product than they expect to sell to consumers during a particular time period. Our retailer customers may grow their inventory in anticipation of, or during, our promotional events, which typically provide for reduced prices during a specified time or other customer or consumer incentives. Our retailer customers may also grow inventory in anticipation of a price increase for our products, or otherwise over-order our products as a result of overestimating demand for our products. If a retailer customer increases its inventory during a particular reporting period as a result of a promotional event, anticipated price increase or otherwise, then sales during the subsequent reporting period may be adversely impacted as our customers seek to reduce their inventory to customary levels. This effect may be particularly pronounced when the promotional event, price increase or other event occurs near the end or beginning of a reporting period or when there are changes in the timing of a promotional event, price increase or similar event, as compared to the prior year. To the extent our retailer customers seek to reduce their usual or customary inventory levels or change their practices regarding purchases in excess of consumer consumption, our net sales and results of operations may be materially adversely affected in that period.

We operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively.

We compete on the basis of product quality and palatability, brand awareness and loyalty, product variety and ingredients, interesting product names, product packaging and package design, reputation, price and promotional efforts. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies who may have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to identify and adapt to changes in consumer preferences more quickly than us due to their resources and scale. They may also be more successful in marketing and selling their products, better able to increase prices to reflect cost pressures and better able to increase their promotional activity, which may impact us and the entire pet food industry. If these competitive pressures cause our products to lose market share or experience margin erosion, our business, financial conditions and results of operations may be materially adversely affected.

We may face issues with respect to raw materials and other supplies, including increased costs, disruptions of supply, shortages, contaminations, adulterations or mislabeling.

The Company’s key raw material ingredients include meat and fish. We and our contract manufacturers use various raw materials and other supplies in our business, including ingredients, packaging materials and fuel. We maintain one raw material procurement center which provides a single-source supply for all our manufacturing facilities to maintain quality control throughout the production facilities. The prices of our raw materials and other supplies are subject to fluctuations attributable to, among other things, changes in supply and demand of crops or other commodities, weather conditions, agricultural uncertainty or governmental incentives and controls. We generally do not have long-term supply contracts with our ingredient suppliers. The length of the contracts is fixed for a period of time, typically up to a year or for a season and/or a crop year. In addition, some of our raw materials are sourced from a limited number of suppliers. We may not be able to renew or enter into new contracts with our existing suppliers following the expiration of such contracts on commercially reasonable terms, or at all. If commodity prices increase, we may not be able to increase our prices to offset these increased costs. Moreover, our competitors may be better able than we are to implement productivity initiatives or effect price increases or to otherwise pass along cost increases to their customers. Some of the raw materials we use are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes and pestilences and may be impacted by climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce supplies of raw materials, increase the prices of raw materials, increase costs of storing raw materials and interrupt or delay our production schedules if harvests are delayed. Our competitors may not be impacted by such weather conditions and natural disasters depending on the location of their suppliers and operations. If any of our raw materials or supplies are alleged or proven to include contaminants affecting the safety or quality of our products, we may need to find alternate materials or supplies, delay production of our products, discard or otherwise dispose of our products, or engage in a product recall, all of which may have a materially adverse effect on our business, financial condition and results of operations. We may be unable to detect or prevent the use of ingredients which do not meet our quality standards if our ingredient suppliers engage in fraud or attempt to cover up or obscure deviations from our guidelines and procedures. Any such conduct by any of our suppliers may result in a loss of consumer confidence in our brand and products and a reduction in our sales if consumers perceive us as being untruthful in our marketing and advertising and may materially adversely affect our brand, reputation, business, financial condition and results of operations. If our sources of raw materials and supplies are terminated or affected by adverse prices, weather conditions or quality concerns, we may not be able to identify alternate sources of raw materials or other supplies that meet our quality controls and standards to sustain our sales volumes or on commercially reasonable terms, or at all.

We may not be able to manage our manufacturing and supply chain effectively which may adversely affect our results of operations.

We must accurately forecast demand for our products in order to ensure we have adequate available manufacturing capacity. Our forecasts are based on multiple assumptions which may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity (whether our own manufacturing capacity or contract manufacturing capacity) in order to meet the demand for our products, which could prevent us from meeting increased customer or consumer demand and harm our brand and our business. However, if we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets and may experience reduced margins. If we do not accurately align our manufacturing capabilities with demand, our business, financial condition and results of operations may be materially adversely affected. In addition, we must continuously monitor our inventory and product mix against forecasted demand. If we underestimate demand, we risk having inadequate supplies. We also face the risk of having too much inventory on hand that may reach its expiration date and become unsaleable, and we may be forced to rely on markdowns or promotional sales to dispose of excess or slow-moving inventory. If we are unable to manage our supply chain effectively, our operating costs could increase and our profit margins could decrease.

If we continue to grow rapidly, we may not be able to manage our growth effectively.

Our sales have grown from $24.4 million in 2016 to $29.0 million in 2017. Our historical rapid growth has placed and, if continued, may continue to place significant demands on our management and our operational and financial resources. Our organizational structure may become more complex as we add additional staff, and we may require valuable resources to grow and continue to improve our operational, management and financial controls without undermining our strong corporate culture of entrepreneurship and collaboration that has been a strong contributor to our growth so far. If we are not able to manage our growth effectively, our business, financial condition and results of operations may be materially adversely affected.

Our market size estimate may prove to be inaccurate.

Data for the PRC and global pet food retail sales is collected for most, but not all channels, and as a result, it is difficult to estimate the size of the market and predict the rate at which the market for our products will grow, if at all. While our market size estimate was made in good faith and is based on assumptions and estimates we believe to be reasonable, this estimate may not be accurate.

Relocating some of our production facilities may adversely affected our results of operations.

The Company’s Canning Facility and Pude Facility are located in the old city of Huangdao District, Qingdao. It has come to the Company’s attention that the local governmental authorities proposed plans to redevelop certain portions of the old city to allow for more residential dwellings in the area. These redevelopment plans are in the proposal stage and presently there is no specific timeline for effecting such proposals. If and to the extent, the Company’s facilities are subject to the redevelopment plans, it may be entitled to certain compensation, the extent and timing of which are not known at this juncture. While there are no present adverse material effect on the Company’s operations in light of these redevelopment plans, the Company is in the process of taking some preliminary preparatory steps to anticipate possible future relocation, including improving its production capacities of other facilities (Haiqing and Zhangjialou facilities, respectively), as well as on increasing outsourcing facilities with export qualifications, which can maintain the Company’s production capacities in the event of relocation. In March, 2018, we ceased to lease Canning facility. In September, 2017, we leased another facility from our related party Qingdao Saike with a 10-year lease term. Fortunately, the Company’s operations was not adversely affected.

We may face difficulties as we expand into countries in which we have no prior operating experience.

We intend to continue to expand our domestic and global footprint by entering into new markets. As we expand our business in China and into new countries we may encounter foreign economic, political, regulatory, personnel, technological, language barriers and other risks that increase our expenses or delay our ability to become profitable in such countries. These risks include:

●	fluctuations in currency exchange rates;
●	the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;
●	customers in some foreign countries potentially having longer payment cycles;
●	changes in local tax laws, tax rates in some countries that may exceed those of the United States or Canada and lower earnings due to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

●	seasonal reductions in business activity;
●	the credit risk of local customers and distributors;
●	general economic and political conditions;
●	unexpected changes in legal, regulatory or tax requirements;
●	differences in language, culture and trends in foreign countries with respect to pets and pet care;
●	the risk that certain governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our business and market opportunities, including nationalization of private enterprise; and
●	non-compliance with applicable currency exchange control regulations, transfer pricing regulations or other similar regulations.

In addition, our expansion into new countries may require significant resources and the efforts and attention of our management and other personnel, which will divert resources from our existing business operations. We may seek to grow our business through acquisitions of or investments in new or complementary businesses, facilities, technologies or products, or through strategic alliances, and the failure to manage acquisitions, investments or strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on us. From time to time we may consider opportunities to acquire or make investments in new or complementary businesses, facilities, technologies or products, or enter into strategic alliances, that may enhance our capabilities, expand our manufacturing network, complement our current products or expand the breadth of our markets.

Potential and completed acquisitions and investments and other strategic alliances involve numerous risks, including:

●	problems assimilating the purchased business, facilities, technologies or products;
●	issues maintaining uniform standards, procedures, controls and policies;
●	unanticipated costs associated with acquisitions, investments or strategic alliances;
●	diversion of management’s attention from our existing business;
●	adverse effects on existing business relationships with suppliers, contract manufacturers, retail partners and distribution customers;
●	risks associated with entering new markets in which we have limited or no experience;
●	potential loss of key employees of acquired businesses; and
●	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms or at all or whether we will be able to successfully integrate any acquired business, facilities, technologies or products into our business or retain any key personnel, suppliers or customers. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, facilities, technologies and products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to integrate any acquired businesses, facilities, technologies and products effectively, our business, results of operations and financial condition could be materially adversely affected.

Our online activities are dependent on our ability to access the Internet and operate online in a fast, secure and reliable manner.

We utilize online sale and multi-brand, multi-store brand sale strategies which use Tmall.com, jd.com, 1688.com, alibaba.com, yhd.com, and Amazon as our marketing platforms. Our PRC marketing group has established a comprehensive network of various brand shops. In addition, our cross-border marketing/sales group mainly relies on the Tiandihui Amazon and eBay platforms as well as direct sale websites in Europe and the U.S. to operate its marketing and sales efforts. Our online activities are dependent on our ability to operate online in a fast, secure and reliable manner which may be adversely affected as a result of PRC governmental regulations of e-commerce and other services, electronic devices, and competition and restrictive governmental actions. In addition, we may face risks relating to the governmental laws and regulations regarding consumer and data protection, privacy, network security, payments, and restrictions on pricing or discounts, as well as lower levels of consumer access, use of and spending on the Internet. Occurrence of any of the foregoing events (or a combination thereof) could have a material adverse effect on our ability to conduct online business, our financial condition and results of operations.

Failure to protect our intellectual property could harm our competitive position or require us to incur significant expenses to enforce our rights.

Our trademarks are valuable assets that support our brand and consumers’ perception of our products. We rely on trademark, copyright, trade secret, patent and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our trademarks, trade names, proprietary information, technologies and processes. Our non-disclosure agreements and confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information, which could harm our competitive position. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of our trademarks and patents in some foreign countries. We may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. Any such litigation could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. If we fail to protect our intellectual property, our business, financial condition and results of operations may be materially adversely affected.

We may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of management’s efforts and attention.

While we believe that our products do not infringe in any material respect upon proprietary rights of other parties and/or that meritorious defenses would exist with respect to any assertions to the contrary, we may from time to time be found to infringe on the proprietary rights of others. If patents later issue on these applications, we may be found liable for subsequent infringement. Any claims that our products or processes infringe these rights, regardless of their merit or resolution, could be costly and may divert the efforts and attention of our management and technical personnel. We may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If such proceedings result in an adverse outcome, we could, among other things, be required to:

●	pay substantial damages;
●	cease the manufacture, use or sale of the infringing products;
●	discontinue the use of the infringing processes;
●	expend significant resources to develop non-infringing processes; and
●	enter into licensing arrangements from the third party claiming infringement, which may not be available on commercially reasonable terms, or may not be available at all.

If any of the foregoing occurs, our ability to compete could be affected or our business, financial condition and results of operations may be materially adversely affected.

Our success depends on our ability to attract and retain key employees and the succession of senior management.

Our continued growth and success requires us to hire, retain and develop our leadership bench. If we are unable to attract and retain talented, highly qualified senior management and other key executives, as well as provide for the succession of senior management, our growth and results of operations may be adversely impacted.

We are dependent on the state of the PRC’s economy and a general economic downturn, a recession or a sudden disruption in business conditions in the PRC would have a material adverse effect on our business, financial condition and results of operations.

Significant slowdowns in the PRC economy may cause our customers to reduce expenditures on our products. This may in turn lead to a decline in the demand for the services we provide. Any such decline would have a material adverse effect on our business, financial condition and results of operations. Consumer spending is generally affected by a number of factors, including general economic conditions, the level of unemployment, inflation, interest rates, energy costs, gasoline prices and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our services. In addition, sudden disruption in business conditions as a result of a terrorist attack, retaliation and the threat of further attacks or retaliation, war, adverse weather conditions and climate changes or other natural disasters, pandemic situations or large scale power outages can have a short or, sometimes, long-term impact on consumer spending. A downturn in the economy in the PRC, including any recession or a sudden disruption of business conditions in the PRC, could adversely affect our business, financial condition or results of operation.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

We hold the majority of our cash balances in RMB in Uninsured bank accounts in China

We maintain the majority of our 2017 and 2016 cash and deposit balances in bank accounts at financial institutions in China which accounts which are not insured. While we have not experienced any losses in uninsured bank deposits and do not believe that we are exposed to significant risks on cash held in bank accounts, if and to the extent we do experience such losses in the future, our access to financial liquidity and working capital could be adversely affected.

We may subject to PRC regulatory limitations on merger and acquisition (M&A) activities

Foreign enterprises that engage in M&A activities inside and outside China are subject to different regulatory limitations under Chinese laws and regulations. The key regulations governing such activities within PRC are Wholly Foreign-Owned Enterprise Law, the Interim Provisions on the Domestic Investment of Foreign-Funded Enterprise, the Catalogue for the Guidance of Foreign Investment Industries (amended in 2017) and other relevant Chinese laws and regulations. Under these laws and regulations, conducting M&A in China requires that our WFOE be profitable, and a timely application with and approval by of local regulatory agencies of any proposed M&A transaction. The M&A activities outside the PRC are governed by several rules and regulations, including PRC Administrative Measures on Offshore Investment, the Regulation on Foreign Exchange Administration of the PRC, the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Resident’s Financing and Round-trip Investment Through Offshore Special Purpose Vehicles. Under these laws and regulations, our WFOE must get approval from the PRC Ministry of Commerce or its branch offices for any proposed offshore M&A transaction, and complete its foreign exchange registration. We cannot offer any assurance that in the event we seek such approvals or registrations we will be able to secure them in a timely fashion or will be able to receive them at all; negative feedback from the regulatory agencies or our failure to register such proposed transactions may have material adverse impact on our business expansion and could materially affect our business operation and finance condition. In addition, since approval and/or registration procedures required time to complete, these processes may cause additional delays to our onshore or offshore M&A projects, which, in turn, may have adverse impact on our business and operations.

Fluctuation of the Renminbi may indirectly affect our financial condition by affecting the volume of cross-border money flow.

The value of the RMB fluctuates and is subject to changes in the PRC’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more rapid appreciation of the Renminbi against the U.S. dollar. Any material revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a United States holder, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”), by the U.S. Internal Revenue Service (“IRS”), for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

●	75% or more of our gross income in a taxable year is passive income; or
●	the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%.

The calculation of the value of our assets is based, in part, on the then market value of our common shares, which is subject to change. We cannot assure that we will not be a PFIC for any taxable year.

Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

The PRC legal system is a codified legal system made up of written laws, regulations, circulars, administrative directives and internal guidelines. Unlike common law jurisdictions such as the U.S., decided cases (which may be taken as reference) do not form part of the legal structure of the PRC and thus have no binding effect. Furthermore, in line with its transformation from a centrally planned economy to a more market-oriented economy, the PRC government is still in the process of developing a comprehensive set of laws and regulations. As the legal system in the PRC is still evolving, laws and regulations or their interpretation may be subject to further changes. Such uncertainty and prospective changes to the PRC legal system could adversely affect our results of operations and financial condition.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from WFOE. The October 8, 2016 Provisional Measures for Filling Administration of Establishment and Changes of Foreign-Investment Enterprise (the “Establishment and Changes Provision”) promulgated by the PRC Ministry of Commerce and was amended on July 30, 2017, regulates the recordation procedures with respect to the establishment and changes of a foreign-invested enterprise which do not fall within the scope of special administration measures for foreign investment admission as stipulated by the state; for those entities that do fall within the regulatory reach of special administration measures must go through approval procedures according to relevant laws and regulations governing foreign investment. We do not believe that such measures will have any impact on our income derived from payment from our WFOE because:

●	As a pet food producer and seller, we do not fall within the scope of special access administrative measures for foreign investment admission as stipulated by the state, and therefore are not required to go through approval procedures.

●	The Establishment and Changes Provision regulates the recordation procedures relating to the establishment and changes of a foreign-invested enterprise, which including but not limited to: (i) the changes of company name, registered address, duration of operation, business scope, registered capital, total investment, shareholders, merger, division and termination of the enterprise; and (ii) the corporate name change, domicile or place of incorporation, subscribed capital, investment period. Based on the foregoing and our current corporate structure, our income is derived from payment from our WFOE, but the Establishment and Changes Provisions do not regulate our origin of income or dividend policy, and therefore will not have any impact on our dividend distribution.

Shortages in the availability of foreign currency may restrict the ability of WFOE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC SAFE by complying with certain procedural requirements. However, approval from appropriate PRC government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, to clarify certain details in connection with the implementation of the Labor Contract Law, the PRC State Council promulgated the Implementing Rules for the Labor Contract Law on September 18, 2008, which came into effect immediately (collectively as “new laws”). The legislation formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new laws provide for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the new laws require the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the new laws require an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed-term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new laws. Because of the lack of precedent for the enforcement of such a law, the standards and procedures set forth under the new laws in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in the PRC that such an “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the new laws, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. To date, there has been very little guidance or precedent as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant PRC authorities. All of our employees working for us exclusively within the PRC are covered by the new laws and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new laws can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

We may be subject to fines and legal sanctions by SAFE or other PRC government authorities if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee stock options granted by offshore listed companies to PRC citizens.

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or Circular 7. Under Circular 7, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to Circular 7. Failure to comply with these regulations may subject us or our Chinese employees to fines and legal sanctions imposed by SAFE or other PRC government authorities and may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations.

Changes in PRC’s political and economic policies could harm our business.

Our results of operations, financial condition and prospects are subject to economic, political and legal developments in the PRC. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. The PRC economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the PRC government have had a positive effect on the economic development of PRC, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the PRC economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (“OECD”). These differences include, without limitation:

●	economic structure;
●	level of government involvement in the economy;
●	level of development;
●	level of capital reinvestment;
●	control of foreign exchange;
●	methods of allocating resources; and
●	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to those of the OECD member countries. Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters. Despite these efforts to develop a legal system, the PRC’s system of laws is not yet complete. Even where adequate law exists in the PRC, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of the PRC’s judiciary, in many cases, creates additional uncertainty as to the outcome of any lawsuit. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in the PRC will also be subject to administration review and approval by various national and local agencies of the PRC’s government. Because of the changes occurring in the PRC’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approvals to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the PRC government may, in its sole discretion, prohibit us from conducting our business.

If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversy between the United States and China could adversely affect the market price of our common shares and our ability to access U.S. capital markets.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to political and economic uncertainties and may be adversely affected by political, economic and social developments in the PRC. Over the past several years, the PRC government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The PRC government may not continue to pursue these policies or may alter them to our detriment from time to time with little, if any, prior notice. Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in the PRC and in the total loss of any investment in us.

Because our operations are located in the PRC, information about our operations is not readily available from independent third-party sources.

Our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. Their operations will continue to be conducted in the PRC and shareholders may have difficulty in obtaining information about them from sources other than the companies themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

If our financial condition deteriorates as a NASDAQ listed company, we may not meet continued listing standards on the NASDAQ Capital Market.

On August 30, 2017, we received a listing approval letter approving our initial listing application to list our common shares on the NASDAQ Capital Market. The NASDAQ Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our shares are listed on the NASDAQ Capital Market but are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a new public company, we incur increased costs and are subject to additional regulations and requirements, and our management is required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a newly public company, we incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission, or the SEC, and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

The market price of shares may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry in or individual scandals, and in response the market price of our common shares could decrease significantly. In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, or at all.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2004 (as amended), referred to below as the “BVI Act”, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

We may not be able to pay any dividends on our shares in the future due to British Virgin Islands law.

Under British Virgin Islands law, we may only pay dividends to our shareholders if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our board of directors, and will depend upon our results of operations, cash flows, financial condition, payment to us of cash dividends by our subsidiaries, capital needs, future prospects and other factors that our directors may deem appropriate.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after fiscal 2017, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of our initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if we become a large accelerated filer, (2) if our gross revenue exceeds $1.07 billion in any fiscal year or (3) if we issue more than $1.0 billion in non-convertible notes in any three year period. The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may decline and/or become more volatile.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We started our company in 2002 in Qingdao, Shandong Province, PRC. Our growth has been driven by two key factors: (i) an significant increase in the number of pet owners and in the size of the pet food market in China which translated into expansion opportunities for us, and (ii) a fundamental change in Chinese society towards pets, pet ownership and care, such that the trends of pet humanization and consumer concerns for pet health and wellness have created a dynamically growing industry for pet food and products. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple market segments. Founded on these building blocks, as well as on our in-depth research and development, production, and sales capabilities, we believe we are well prepared to be one of the leading producers of pet food in the PRC and beyond.

Overseas sales include overseas wholesale and e-commerce sales. Our overseas sales have increased from approximately $19.4 million to $22.6 million (of which $21.2 million was attributable to overseas wholesales and $1.4 to overseas e-commerce sales), or by approximately 17%, from the year ended December 31, 2016 to 2017. Domestic sales include domestic wholesale and e-commerce sales. Our domestic sales overall and domestic e-commerce sales in particular have increased significantly in recent years. Our domestic sales were approximately $6.4 million (of which approximately $2.1 million was attributable to domestic wholesale, and $4.3 million to domestic e-commerce sales) and $5.1 million (of which $1.1 were attributable to domestic wholesale and $4.0 million to domestic e-commerce sales) for the years ended December 31, 2017 and 2016, respectively, which account for approximately 22% and 21% of our total revenues in 2017 and 2016. We expect our domestic sales growth to continue in the future.

As the PRC pet food consumption continues to grow, we see significant opportunities for future growth by leveraging key elements of our business:

●	Strength and variety of our brands – we offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items like dog leashes, pet toys, etc.) under multiple brands that are well-established and recognizable by consumers in the PRC, Asia and Europe.

●

Product research & development – we believe our products are differentiated from those of our competitors in the PRC markets due to our in-depth research and development effort, our proprietary recipes, cooking and packing techniques developed over the last decade. Currently, we have been granted 20 invention and utility model patents, and have applied for 5 more patents.

●	Sales and marketing distribution – our domestic and overseas multi-platform sales approach connects our production output to customers in the PRC, Asia, Europe and North America. In addition to the traditional sales approach, we utilize cross-border e-commerce platforms that contribute to the expansion of our business, including, among others, Amazon (US, UK, France, Germany), Ebay (US and UK) and Aliexpress.

●	Experienced and committed management team – our workforce is highly skilled in animal nutrition, sales and marketing. Led by Cui Rongfeng, our founder, chairman and chief executive officer, our management team is comprised of an experienced group of executives, with have many years of operating experience in their respective departments.

Our product line in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items, e.g., dog leashes, etc.) under multiple brands in various geographical markets. Our products are available in multiple forms, including slice and serve rolls, strips, tubs, etc. All of our products are sold under several different brand names, including, among others, Pet Cuisine, Hum & Cheer, Like, TDH, Tiandihui and Dog Zone Sasami.

Currently, we offer 6 product lines:

●	Pet chews represent approximately 33.18% of our production and include various bones, rawhide and similar products,
●	Dried pet snacks represent approximately 51.25% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),
●	Wet canned pet foods represent approximately 10.47% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),
●	Dental health snacks foods account for approximately 2.96% of our production, and
●	Baked pet biscuits account for 0.03% of our overall production.

●	Others account for 2.11% of our overall production.

These food products vary from those consisting of a single protein ingredient (e.g., duck jerky) to those consisting of a combination of protein and other ingredients (e.g., twisted cod and chicken sandwich roll that includes chicken, cod and Vitamin E). Our proprietary recipes include fresh meat (beef, chicken, fish, duck and lamb) and varying combinations of vitamin-rich vegetables and anti-oxidant rich fruits. We believe our products appeal to diverse consumer needs and resonate across a broad cross-section of pet owner demographics.

We manufacture these products at 8 production lines: 4 at the Canning facility (dried meat, chews, wet canned and dentifrice products), 2 at the Pude facility (dried meat and biscuits), 1 at each of the Haiqing and Zhangjialou facility (dried meat at both facilities), respectively. In March, 2018, we ceased to lease Canning facility. In September, 2017, we leased another facility from our related party Qingdao Saike with a 10-year lease term. We plan to outsource more products for manufacturing, and set up joint-venture factories during the year ended December 31, 2018.

In addition, we strategically partner with a select group of contract manufacturers to supplement and enhance our production capabilities, as needed. Currently, we have outsourcing agreements with 11 pet food manufacturers for the duration of up to 3 years, to secure additional production capabilities to address peak or high demand for our products. Under the terms of these agreements, our suppliers must meet all of our manufacturing requirements, including, among others, those relating to quality control, staffing, training and equipment. All manufacturing under these agreements is made in accordance with our demands, timing and specifications. These facilities are, at all times, staffed and supervised by our personnel.

We employ approximately 213 full-time employees at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC. Our daily production capacity for all of our production facilities is approximately 16 tons. The following is a summary description of our production facilities (not including any of the outsourcing facilities used to support our production needs):

●	The Canning facility has a production area of 50,590 sq. feet, and 20 years of export processing history. We maintain ISO9001, Hazard Analysis Critical Control Point (HACCP), British Retail Consortium (BRC) and International Featured Standards (IFS) certifications, as well as EU registration for this facility. Our daily production capacity at this facility is approximately 6.3 tons.

●	The Pude facility maintains a production area of 30,558 sq. feet and was formerly registered as a Japanese agriculture, forestry and fishing production facility. This facility makes products specifically for the Japanese market. Our daily production capacity at this facility is approximately 5.8 tons.

●	The Haiqing facility has a production area of 100,233 sq. feet and maintains an export commodity inspection registration from Shandong Huangdao Bureau of Inspection and Quarantine. Our daily production capacity at this facility is approximately 1.6 tons.

●	The Zhangjialou facility has a usage area of 21,528 sq. feet. Our daily production capacity at this facility is approximately 1.2 tons.

In addition to our production facilities, we maintain a non-exclusive one year agreement with Kangkang Family Farm in Jiaonan city, Shandong province, an organic food farm and a raw materials supplier to the Company. This farm is owned by Cui Runrang, our CEO’s father. During the year ended December 31, 2017 and 2016, the Company purchased from Kangkang Family Farm in the amount of $30,191 and $13,818, respectively. While the Company has a non-exclusive supply arrangement with this farm, the Company does not own title to the land or maintain the food farm.

We also maintain a call service center in Qingdao with approximately 10 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

Our sales and marketing team consists of 2 integral groups – an original design manufacturer (ODM) domestic (PRC) marketing group, and an ODM overseas marketing group. We operate a B2F (business-2-factory) business model which is focused on the needs of the business market. Our model relies on our R&D strength to devise product lines to cater to this market, providing our customers with personalized and customized products. Our marketing team works in tandem with our brand promotion team which focuses on brand promotion. As a part of our ODM production process, we continuously accumulate a large amount of market information about our customers, in the PRC and abroad, which assists us in making appropriate selection of products. We utilize online sale and multi-brand, multi-store brand sale strategies. Using Tmall.com, jd.com, 1688.com, alibaba.com, yhd.com, and Amazon as our marketing platforms, our PRC marketing group has established a comprehensive network of various brand shops. In addition, our cross-border marketing/sales group mainly relies on the Tiandihui Amazon and eBay platforms as well as direct sale websites in Europe and the U.S. to operate its marketing and sales efforts.

The following chart reflects our organizational structure as of the filling date:

The Initial Public Offering

On September 25, 2017, we completed our initial public offering of 1,325,000 common shares at $4.25 per share, for total gross proceeds of approximately $5.63 million. In addition, on September 28, 2017, we announced that ViewTrade Securities, Inc., who acted as the managing underwriter and sole book-runner of our IPO, had exercised the full over-allotment option to purchase an additional 198,750 shares at the IPO price per share. As a result, the Company has raised gross proceeds of approximately $844,688, in addition to the previously announced IPO gross proceeds of approximately $5.63 million, before underwriting discounts and commissions and offering expenses. Our common shares began trading on the NASDAQ Capital Market on September 21, 2017 under the ticker symbol “PETZ”.

B.	Business Overview

Overview

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a premier producer of high quality pet food for pet owners in China and worldwide. Our growth has been driven by two key factors: (i) a significant increase in the number of pet owners and in the size of the pet food market in China which translated into expansion opportunities for us, and (ii) a fundamental change in Chinese society towards pets, pet ownership and care, such that the trends of pet humanization and consumer concerns for pet health and wellness have created a dynamically growing industry for pet food and products. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple market segments. Founded on these building blocks, as well as on our in-depth research and development, production, and sales capabilities, we believe we are well prepared to be one of the leading producers of pet food in the PRC and beyond.

We employ approximately 213 full-time employees at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC.

As we grow, we continue expanding our national presence and product offerings. Our growth to date as well as the strength of our success are reflected in the following results:

●	From 2016 to 2017, our net revenues increased from $24.4 million to $29.0 million;
●	From 2016 to 2017, our net income decreased from $1,009,171 to $115,111.
●	Our E-commerce business contributed approximately 18.3% and 19.8% of our 2016 and 2017 total revenue, respectively. The amount reached $5,734,121 for the year ended December 31, 2017 from $4,461,504 for the year ended December 31, 2016, representing an increase of 29%.

Over the years, we have received a number of industry, trade association and governmental awards relating to our business, operations, customer support/satisfaction and personnel management, including, among others, the following:

●	Consumer Satisfaction Company in Shandong Province by the Shandong Provincial Government’s the Committee of Economy and Trade of Shangdong Province and the Industrial and Commercial Bureau of Shangdong Province (2006)
●	Top 10 Most Influential Company in China’s Pet Food Industry by China Market Brand Building Committee (2008)
●	Leading Company in China’s Pet Industry by China Pets Economic Association (2009)
●	A Star Business Venture in Qingdao City by Steering Committee for Promoting Employment in Qingdao City (2011)
●	Outstanding Company for Promoting Business and Employment in Qingdao City and Star Business Venture in Qingdao City by Qingdao Municipal Government (both in 2012)
●	Famous Brand in Shandong Province by Shandong Administration for Industry & Commerce (2012 and 2013)
●	Model Company with Excellence in Credibility and Efficiency by China General Chamber of Commerce (2015 and 2016)
●	High and New Technology Enterprises by Qingdao Municipal Bureau for Science and Technology, Finance Bureau of Qingdao, Qingdao Provincial Office of State Administration of Taxation and Qingdao Local Taxation Bureau (2016).

All of these awards and acknowledgements were made by independent industry, trade associations and/or governmental agencies in open competitions with others in the industry.

Our Industry and Market

China Pet Food Industry

The global pet food sales reached $70 billion in 2015, an increase of 4% over 2014; the European sales reached $20 billion, and the US market - $24 billion; it is expected that the global pet food market sales will reach $95.7 billion by 2017. Currently, North America, Western Europe, and Asia constitute the main force of consumption in the world pet food market, with emerging markets (such as South America, South Africa, and India) poised to be the regions that exhibit accelerating growth of pet food consumption. While the global pet food market is well-established worldwide, in China it is a relatively new industry. China’s economy has shown steady growth over the last decade, from a GDP per capita of $1,509 in 2004 to $8,069 in 2015. According to the National Bureau of Statistics of China (NBS China) and GfK, in 2015, China ranked (i) 3rd in the world in the number of registered pet dogs (27.4 million dogs), following the U.S. and Brazil, and (ii) 2nd in the number of registered pet cats (58.1 million cats), following the U.S. With an increase in the number of pets in most households in China, the pet food industry in China has been and remains poised for significant growth. Pet food consumption in China increased from approximately RMB 5.26 billion in 2010 to RMB 8.58 billion in 2015, representing a growth rate of 63.3%. In 2016, it is expected that the pet food consumption will exceed RMB 9.74 billion. The average price per kilogram of pet food and treats rose to about RMB45 (US$6.77) in April 2016, a 12.5% increase since 2013, reflecting the nascent yet increasing premiumization of the market, projected to reach approximately RMB 11.82 billion (US$1.77 billion) by the end of 2016, representing approximately 19% growth, year over year. At this rate, we expect for the industry consumption rates to increase to approximately RMB 238 billion. On the production side, production volume reached 700,000 metric tons in 2015 and is expected to reach 1 million metric tons in 2016.

The growth in this industry is largely a function of consumer education and increased awareness of pet food products, product ingredients, quality, brand awareness and loyalty. We consider pet humanization to be another driving factor behind the growth trend, i.e., where pet owners view their pets as members of the family. As pets are increasingly viewed as companions, friends, and family members, pet owners spare no expense for their pets, driving premiumization across pet categories. This trend is reflected in food purchasing decisions such that pet owners are as concerned about the quality of their pet’s food as they are about their own. The PRC consumers are becoming more discerning when it comes to quality of pet food for their pets, especially when it comes to food specific to particular breed needs, etc. In addition, (i) an increase in living standards of urban population which resulted from the growth of the PRC economy at large and the corresponding accelerated rates of urban development and expansion, and (ii) higher rates of aging population in major urban areas in the PRC which tend to encourage more independent lifestyles (e.g. the proportion of the PRC population over 65 has continued to grow, with the rate reaching over 10% in 2014), cause more people to view and treat their pets as their close companions. In China, most people who have pet dogs or cats in China are, in fact, elderly. According to the NBS China, approximately 61% of the 65+ age group live with a pet, as compared with the national average of 44%; only the 25-29 age group exhibits similar levels of pet ownership. We anticipate that these trends will continue in the foreseeable future.

While the multinational brands still dominate the Chinese pet food market, the market growth is being driven by local brands, especially in pet shops, with 81% growth for domestic cat food brands overall and 85% in pet shops (though cat food represents just 31% of the market). With dog food, sales increases for domestic brands are more modest—about 9% overall and nearly 10% in pet shops—but the average price per kilogram of domestic dog foods brands is growing much closer to that of multinational brands.

Aside from rapid growth, the China pet food market is also characterized by increasing online sales as the share of overall sales, with 62% of all sales in 2017 to be projected to be made online. In 2016, online pet food sales in China have reached RMB 4.2 billion. In addition, China’s sales skew heavily toward specialized retailers (80%) as contrasted with mass merchants in the rest of the world (e.g. in Western Europe, the breakdown is almost exactly the reverse).

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors in our market in China:

●	Strength and variety of our brands – we offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other non-food products (e.g. dog leashes, pet toys etc.) under multiple brands that are well-established and recognizable by consumers in the PRC, Asia and Europe.
●	Product research & development – we believe that our products are differentiated from those of our competitors in the PRC markets due to our in-depth research and development effort and our proprietary recipes and cooking techniques developed over the last decade.
●	Sales and marketing distribution – our multi-platform sales approach connects our production output to customers in the PRC, Asia, Europe and North America.
●	Experienced and committed management team - Tiandihui’s workforce is a highly skilled with specialized training designed to address complex customer care engagements; our entrepreneurial management team includes employees who have significant experience in animal nutrition, sales and marketing, among others. Led by Cui Rongfeng, our founder, Chairman and Chief Executive Officer, our management team is comprised of an experienced group of executives, many of whom have many years of operating experience.

We intend to continue capitalizing on our strengths and growing net sales and profitability.

Our History and Corporate Structure

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK), and holds a 99% interest in TDH Petfood LLC, a Nevada limited liability company. TDH HK, in turn, owns all of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., our operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company (Tiandihui). As of the date of this Annual Report, Tiandihui has the following subsidiaries:

●	Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (incorporated on March 3, 2011),
●	Qingdao Kangkang Development Co., Ltd. (incorporated on August 9, 2016),

●	Yichong (Qingdao) Technology Co., Ltd. (incorporated on November 14, 2017),

●	Qingdao Lingchong Information Technology Co., Ltd. (incorporated on November 29, 2017),

●	Qingdao Lile Pet Foodstuffs Co., Ltd (incorporated on January 3, 2018), and
●	Shandong Tide Food Co., Ltd. (incorporated on January 13, 2018).

Our current corporate structure is as follows:

Our Products

The pet food market consists of dog food and cat food sales. Food sales are further categorized as dry food, wet food and treats:

●	Dry food is the primary food form for both dogs and cats, with the same formula typically purchased regularly. Veterinarians recommend dry food for healthy pets as the main meal, which is better for pets’ teeth, has better economic value and is more convenient to handle and store
●	Wet food has higher penetration among cats as compared to dogs, as it helps to ensure that cats meet their required water intake. Most cat owners feed their cats a combination of dry and wet foods as main meals, while most dog owners feed their dogs wet foods as a treat or topper to provide variety
●	Treats are typically impulse purchases by pet owners made alongside staple, main meal dry and wet food purchases. Many treats have dental and training benefits and also serve as nutritional supplements. Dog and cat treats have been growing rapidly over the last decade driven by the humanization trend with pet owners indulging their pets more, including by purchasing treats as gifts.

Product research and innovation is pivotal to our growth strategy. Our experienced team of marketing and R&D professionals is in constant contact with our outside collaborators and experts. The success of our approach is evidenced by our broad product portfolio today. For the year ended 2016, new product introductions represented 42% of our net sales; those numbers were to 74% in 2017. We strive to maintain a strong innovation pipeline that expands the breadth of our current product offerings. We expect for the innovation trend to continue.

We offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items like dog leashes and pet toys) under multiple brands in various geographical markets. Currently, we offer 6 product lines including the following:

●	Pet chews represent approximately 33.18% of our output and include various bones, rawhide and similar products
●	Dried pet snacks represent approximately 51.25% of our output and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.)
●	Wet canned pet foods represent approximately 10.47% of our output and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.)
●	Dental health snack foods account for approximately 2.96% of our output
●	Baked pet biscuits account for only 0.03% of our overall production output.

●	The other account for 2.11% of the total products.

We manufacture these products at 8 production lines: 4 – at the Canning facility, 2 – at the Pude facility, 1 at each of the Haiqing and Zhangjialou facilities, respectively. In March, 2018, we ceased to lease Canning facility. In September, 2017, we leased another facility from our related party Qingdao Saike with a 10-year lease term. We plan to outsource more products for manufacturing, and set up joint-venture factories during the year ended December 31, 2018.

These food products vary from those consisting of a single protein ingredient (e.g., duck jerky) to those consisting of a combination of protein and other ingredients (e.g., twisted cod and chicken sandwich roll that includes chicken, cod and Vitamin E). Our proprietary recipes include fresh meat (beef, chicken, lamb, and fish) and varying combinations of vitamin-rich vegetables, and anti-oxidant rich fruits. We believe our products appeal to diverse consumer needs and resonate across a broad cross-section of pet owner demographics. Our products are available in multiple forms, including slice and serve rolls, strips, tubs, etc. All of our products are sold under several different brand names, including, among others, Pet Cuisine, Hum & Cheer, Like, TDH, Tiandihui and Dog Zone Sasami.

Supply Chain

Manufacturing

All of our products are manufactured in the PRC. We own and operate several facilities in the Shandong province for a total production area of approximately 250,000 square feet built to high quality food production standards. In 2017, 2016 and 2015, 69%, 71% and 77%, respectively, of our product volume was manufactured by us. We also strategically partner with a select group of contract manufacturers that manufacturing facilities to supplement our production needs. Namely, as of the date of this Annual Report, we have executed outsourcing agreements (up to 3 years) with seven provincial pet food manufacturers for the purposes of securing additional production capabilities to address peak or high demand for our products. Under the terms of these agreements, our suppliers must meet all of our manufacturing requirements, including, among others, those relating to quality control, staffing, training and equipment. All manufacturing under these agreements is made in accordance with our demands, timing and specifications. These facilities are, at all times, staffed and supervised by our personnel. These agreements have no automatic renewal provisions. In our review and engagement of such third-party manufacturers, we apply rigorous review of manufacturing and quality control practices at the facilities of such manufacturers to ensure compliance of such practices with those employed by our company at various stages of production at all of our production facilities. Any loss of these supplemental production arrangements could significantly impact our revenue and profits.

Ingredients and Packaging

Our products are made with fresh ingredients including meat (chicken, beef, lamb, fish, etc.), vegetables, fruits, vitamins and minerals. We use quality food grade plastic packaging materials and maintain rigorous overall standards for ingredient quality and safety. In addition, we maintain one raw material procurement center which provides a single-source supply for all our manufacturing facilities to maintain quality control throughout the production facilities. Also, in order to retain operating flexibility and negotiating leverage, we do not enter into exclusivity agreements or long term commitments with any of our suppliers. All of our suppliers are established PRC companies that have the scale to support our growth. For every ingredient, we have sources of supply that meet our quality and safety standards. In addition to our production facilities, we maintain a non-exclusive one year agreement with Kangkang Family Farm in Jiaonan city, Shandong province, an organic food farm and a raw materials supplier to the Company. This farm is owned by Cui Runrang, the CEO’s father. In 2017, the Company’s purchases from this entity were $30,191. While the Company has maintained  this non-exclusive supply arrangement with this farm, the Company does not own title to the land or maintain the food farm. Under the terms of this one-year agreement dated June 6, 2016, we source sweet potatoes and organic vegetable produced by KFF by purchasing specific quality and quantity of such products at the purchase price offset by the loans extended to KFF and payable on a 30-day basis. We intent to renew this agreement for another period.

Distribution

Our facilities are located in the coastal city of Qingdao, near Qingdao International Airport and the international Qingdao harbor, which proximity ensures efficient international transportation by sea/air. Outbound transportation from our facility is primarily handled through transportation by sea, which deliver our products to our customers. As our volumes grow, we expect to be able to leverage our distribution costs.

Quality Control

We are committed to the highest quality of products that leave our facilities. To that end, we have implemented a rigid quality control system and devote significant attention to quality control procedures at every stage of our process, including spot testing of finished products. Our entire food processing chain, from sourcing of raw materials to the finished products, is closely monitored to ensure that all pet food products meet the highest level of global hygienic and quality standards. We monitor our manufacturing process closely and conduct performance and reliability testing to ensure our products meet our end-user customer expectations. Our quality control group as of December 2017 included 16 employees that implement various management systems to improve product quality programs, most of whom are trained in quality control and nutrition. We spot test and inspect our raw materials to ensure compliance with quality standards. We also evaluate the quality and delivery performance of each supplier periodically and adjust quantity allocations accordingly. We also monitor in-process and outgoing stages of our processes.

We have established control points throughout the entire supply chain from ingredient sourcing to finished goods to ensure compliance with our quality program. We require our contract and owned manufacturing facilities to maintain the same quality standards as those at our facilities and pass our own quality system and food safety inspections. We ensure that all of our ingredients are rigorously tested prior to being approved for use in our products. Testing certifications which confirm that the ingredient meets our specifications as to quality and safety, accompany every shipment. In addition, our food safety and quality program include strict guidelines for incoming ingredients, batching, processing, packaging and finished goods. However, despite our strict quality controls, it is possible that there may be from time to time, as there has been in the past, issues or concerns with respect to our products.

Quality Certifications and Accreditations

In a continuous effort to meet various international production and quality manufacturing standards, we have a number of certifications and accreditations. We have secured these certifications and accreditations to show evidence of high quality manufacturing standards that we apply to our production and managements processes and to access domestic and foreign markets. We believe that maintaining objectively verifiable quality standards fosters consumer confidence and loyalty and maximizes customer satisfaction and recognition.

Sales and Marketing

Our sales and marketing team consists of two integral groups – an original design manufacturer (ODM) domestic (PRC) marketing group, and an ODM overseas marketing group. We operate a B2F (business-to-factory) business model which is focused on the needs of the business market. It relies on our R&D strength to devise product line to cater to this market, providing our customers with personalized and customized products. Our marketing team works in tandem with our brand promotion team which focuses on the cross-border brand promotion domestically and overseas. As a part of our ODM production process, we continuously accumulate a large amount of market information about our customers, in the PRC and abroad, which assists us in selecting the appropriate selection of products. We utilize online sale and multi-brand, multi-store brand sale strategies. Namely, using Tmall.com, Jingdong, 1688, YHD, and Amazon as our marketing platforms, our PRC marketing group has established a comprehensive network of various brand shops. In addition, our cross-border marketing/sales group mainly relies on the Tiandihui Amazon and eBay  platforms as well as direct sale websites in Europe and the U.S. to operate its marketing and sales efforts.

We maintain a call service center in Qingdao with approximately 10 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

Domestic Platforms

For our marketing and sales efforts in the PRC market, we focus on four key markets from the first-tier cities: Beijing, Shanghai, Guangzhou, and Chengdu. With a marketing strategy that features private labeling and customization, we focus on our target clientele that consists of “millennial” pet owners with middle (and higher) class disposable income with active mobile phone participation. As for the 200 second-tier cities in China, we plan to search and engage 4-5 dealers per city with the overall goal of approximately 1,000 PRC-based private label dealers. We intend to provide a full panoply of support for such dealers, including brand design, packaging, and product supplies. As of August 2016, we operate a network of approximately 81 such dealers. For pet shops and pet hospitals, we use a “1+1” sales model to increase sales coverage, i.e., the model involves pet community hospitals, on the one end and pet shops, on the other.

We utilize several professional application teams and set multiple platforms, including the Tmall Tiandihui flagship store group, the Dog Zone Sasami flagship store group, the jd.com B2C group and its name brand flagship store group, and the YHD B2C group and its brand name flagship store group.

Overseas Platforms

We divide the overseas markets into the North American, the Asian, the European, the African, the ASEAN, the Australian and the emerging markets. Based on the characteristics of each market, including, among other parameters, maturity and saturation levels of each pet food market, we use our in-house analytical tools to review consumer statistics as well as product and order data, and create detailed product classifications for each customer. Based upon these metrics, we then design and customize our products to meet the needs of customers.

We are currently one of the few Chinese pet food factories that have met the Amazon global retail qualifications for pet food. Several of our products are in the Amazon’s top 100 “hot” sale items list, including:

●	duck wrap pigskin chews ranked No. 66
●	duck jerky drumstick ranked No. 22
●	sweet potato biscuits ranked No. 83
●	cowhide wrap with chicken ranked No. 34

With its 2015 sales reaching $107 billion, the Amazon platform offers a substantial potential for growth. As of June 2015, we have successfully established our presence on Amazon’s Canadian platform as well as various European platforms (UK, Germany, and France). The eBay UK and eBay USA Tiandihui Foods registration have been completed in July 2016. Our stocking of inventory at Amazon Britain and Amazon Germany commenced in June 2016. As of the date of this Annual Report, we maintain 9 domestic and 8 cross-border online shops, respectively.

Competition

The market for pet food and related products in the PRC is emerging and highly competitive. In prior years, Chinese pet food manufacturers were viewed in the pet food industry as suppliers of cheaper food and snack products for pets which were almost always delivered under Western brand name products. The competitive landscape is changing now as a number of PRC-based manufacturers operate and compete domestically and worldwide alongside with other major industry players. The PRC market is characterized by price competition, product quality and the presence of a number of medium to large companies, as discussed below. Relatively high barriers of entry for new participants into this industry include relatively large initial capital outlays, uncertain regulatory environment, scarcity of suitable production, raw material supply sources, and skilled management. Thus, we believe all of the foregoing fortifies our competitive positions in the industry.

Mars Foods (China) Co. Pvt. Ltd., Royal Canin Au Yu (Shanghai) Pet Food Co Ltd. and Nestle (China) are three largest players in the PRC pet food industry. In recent years, Royal Canin Au Yu (Shanghai) Pet Food Co Ltd. consolidated its leadership in the category with a market share of 28% in 2015, which represented an increase of one percentage point over 2014. Royal Canin enjoys a widespread nationwide distribution network. In addition, the company runs an official flagship store on the largest B2C online platform in China, Tmall.com, to reach out to wider range of consumers.

We compete primarily on the basis of our product range, reputation, product quality, brand loyalty, and total value delivered. We are subject to pricing pressures and may experience a decline in average selling prices for our products. We attempt to mitigate these pricing pressures by differentiating ourselves from our competition based on the value we bring to our clients through the quality and variety of our products.

Our competitors include the following PRC-based manufacturers:

●	Yantai China Pet Foods Co., Ltd. - Established in 1998, Yantai China Pet Foods Co., Ltd. is one of the leading manufacturers of pet snacks in China. This company offers approximately 500 products in eleven product lines with products distributed to the UK, the US, Japan, Germany, Korea, Hong Kong, Singapore, Russia, France, the Netherlands, Czech Republic, the Middle East, Australia, New Zealand, and other countries and regions.
●	Wenzhou Peidi Pet Products Co., Ltd. – Founded in 2002, Wenzhou Peidi is a privately held large-scale manufacturer of pet products and food in Zhejiang Province, China. It specializes in rawhide chews, leather collars and leashes, as well as nutritional pet food, treats, toys and gifts and markets these products on a worldwide basis.
●	Shouguang Xincheng Food Co., Ltd. – Another Shandong Province pet food producer with approximately 10 years in the industry. The Company offers approximately 200 products that are exported to USA, Canada, Germany, Japan, Korea, and Southeast Asia.

Seasonality

Overall pet food sales experience modest seasonality during the fourth quarter, which is when pet owners tend to spend more on pet treats as gifts, being approximately 22% higher than during summer months.

Research & Development

Our research and development team works to improve our existing and develop future pet food products. Our production processes are developed based upon a number of in-house developed technologies. The primary focus of such technologies is on customer needs, which allows us to maintain an effective market-oriented research and development model. We strive to attract and retain highly educated and skilled R&D personnel. Presently, our R&D team is comprised of 29 technical personnel, including, 7 members who hold Master’s degrees, 7 Bachelor’s degrees and 15 Associate’s degrees as well as 1 member of our external advisory team who hold Doctorate degrees. Professor Sun Fucheng, who holds an Associate degree, is heading the Company’s R&D efforts. We also work with external technical experts and suppliers to help us stay at the forefront of technological developments and advancements.

In order to strengthen its R&D capabilities, Tiandihui entered into several collaboration and research sharing agreements with leading PRC universities and research institutions in joint research projects, including China Agricultural University (March 2016), Shandong Agricultural University (August 2015), Shandong Academy of Agricultural Sciences (March 2016), and Qingdao Agricultural University (March 2016). For instance, as a part of our collaboration project with the Shandong Agricultural University, we share the use of the University’s Laboratory and Physiochemical Property Analysis Room, as well as the Microbiological Examination Room. In addition to these collaboration arrangements, we also gather and collect data on product customization for each pet species to develop our internal research capabilities in devising scientifically balanced of pet nutrition. Research and development costs of the years ended December 31, 2016 and 2017 were $1,076,568 and $1,051,665, respectively. These expenses include personnel costs, testing costs and expenses related to outside services.

Having built a scaled research and development infrastructure with a strong go-to-market model, we believe we are well positioned to supplement our internal product development platform by incorporating new technologies or product forms through joint ventures and collaboration arrangements. We will take a thoughtful approach to our business development efforts in this area and intend to be selective in pursuing incremental opportunities aligned with our mission and strategy.

Intellectual Property

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including:

●	Convention establishing the World Intellectual Property Organization (June 3, 1980);
●	Paris Convention for the Protection of Industrial Property (March 19, 1985);
●	Patent Cooperation Treaty (January 1, 1994); and
●	Agreement on Trade-Related Aspects of Intellectual Property Rights (November 11, 2001).

The PRC Trademark Law, adopted in 1982 and revised in 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce of the PRC, handles trademark registrations and grants trademark registrations for a term of ten years.

Our primary trademark portfolio consists of 31 registered trademarks (with 14 trademarks currently under review). Our trademarks are valuable assets that reinforce the distinctiveness of our brand and our consumers’ favorable perception of our products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, we own 10 URL designations/domain names, including qdkangkang.com, tdhpet.cn, tdhpet.com, cnlikepet.cn, cnlikepet.com, tdhpetfood.com, chongai99.com, chongai99.net, chongai99.org and dogzonesasami.cn. We also own 1 copyright, the name of which is the Mascot of Chongai Jiujiu-Huihui, and will expire on December 31, 2064.

On September 1, 2016, we entered into an exclusive 10-year trademark using agreement with TDH Group BVBA, a limited liability company organized under the laws of Belgium (TDH BVBA), under which agreement we have secured right to the exclusive usage of “ Pet Cuisine” and “Hum & Cheer” trademarks worldwide, from September 1, 2016 to August 31, 2026 in consideration for the exclusive fee of 5% of the total sales of such products which used those two trademarks, payable every six months. Our Chairman and CEO, Mr. Cui, and his spouse, Wang Yanjuan, own TDH BVBA.

Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent rights.

Currently, we hold the following design patents pertaining to the pet food products:

No.	Name of Patent	Patent Number	Types	Date of authorization
1	A chicken cartilage composite functional dog food and preparation method	201310653084.4	Invention	May 20, 2015
2	A pet dog food and its preparation method	201310651439.6	Invention	August 5, 2015
3	A preparation method of beef flavor nutrition canned food canned food	201310651598.6	Invention	May 20, 2015
4	A full price nutritive semi wet pet dog food and preparation method	201310654269.7	Invention	May 20, 2015
5	A vegetarian dog bite	2017104659172	Invention	September 26, 2017
6	A duck meat round piece of dog food	2017104646420	Invention	September 22, 2017
7	A kind of soft puffed pet food	2017104659191	Invention	September 15, 2017
8	A hermaphrodite breeding device for pet dog	201520651073.7	utility model	January 6, 2016
9	A pet dog’s molars knot bone	201520651112.3	utility model	March 2, 2016
10	A new kind of pet food	201520651920.X	utility model	March 2, 2016
11	A petcat bone cleaning bone	201520649912.1	utility model	June 1, 2016
12	A pet dog snack	201520651084.5	utility model	April 27, 2016

Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We also rely on and protect unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain our competitive position.

We enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, results of operations and financial condition.

We require our employees to enter into non-disclosure agreements to limit access to and distribution of our proprietary and confidential information. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf must be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business must be kept confidential by such third parties. In the event of trademark infringement, the State Administration for Industry and Commerce has the authority to fine the infringer and to confiscate or destroy the infringing products.

Properties

Under Chinese law, all of the land in China is either state-owned or collectively-owned, depending on its location and the specific laws governing such land. Collectively-owned land is owned by rural collectives and generally cannot be used for non-agricultural purposes unless approved by the Chinese government. Collectively-owned land cannot be transferred, leased or mortgaged to non-collectives without first being converted into state-owned land. Individuals and entities may acquire rights to use state-owned land, or land-use-rights, for commercial, industrial or residential purposes by means of mutual agreement, tender, auction or listing for sale from local land authorities or an existing holder of a land-use-right. Land-use-rights granted for commercial, industrial and residential purposes may be granted for a period of up to 40, 50 or 70 years, respectively. This period may be renewed at the expiration of the initial and any subsequent terms, subject to compliance with relevant laws and regulations. Land-use-rights are transferable and may be used as security for borrowings and other obligations.

Our executive offices are located at Qingdao Tiandihui Foodstuffs Co. Ltd., Room 722, Building B, World Trade Center, No. 6 Hong Kong Middle Road, Qingdao, Shandong Province, People’s Republic of China; tel: +86 532-8591-9267, fax: +86 532 -8591-9284. We lease the premise at the monthly rate of RMB 1,060; the lease term expires on December 31, 2017. We renew the lease agreement which starts from January 1, 2018 with a term of three years. The annual lease payment is RMB66,000 and will increase at 6% per annum from 2019.

In addition, the Company manages and operates several other facilities, including three export subsidiaries/factories and one PRC product processing factory that are located in Qingdao. Our facilities are located in the coastal city of Qingdao, near Qingdao International Airport and the international Qingdao harbor, which proximity ensures efficient international transportation by sea/air. Our facilities are used for customer service, sales and marketing, R&D and administrative functions. We believe our facilities are adequate for our current needs.

A summary description of our facilities is as follows (this list does not include any of the outsourcing facilities that we may, from time to time, use to support our production needs):

		Capacity Ton per day	Location	Total area(square meter)	rent/owned
1	Canning facility	6.3	West point, Jueshan Road, Huangdao Distric, Qingdao City	135,076	rent
2	Pude facility	5.8	West point, Jueshan Road, Huangdao Distric, Qingdao City	2,839	rent
3	Haiqing facility	1.6	Haiqing Town, Huangdao District, Qingdao City	109,145	owned
4	Zhangjialou facility	1.2	Big Cuijia Village, Zhangjialou Town, Huangdao District, Qingdao City	21,528	rent
5	Jiaozhou facility	1	Shiqian Village, Ducun Town, Jiaozhou City, Shandong Province	2,793	rent
	Total	15.9		271,381

Our daily production capacity for all of our production facilities is approximately 16 tons.

The Canning facility is leased for a period of 3 years from Qingdao Huangdao Development (Group) Co., Ltd, an affiliate of the Huangdao District Government, commencing on January 1, 2017 at the annual rent of RMB 365,356.

The facility has 17,082 square feet of office space and 67,404 square feet of storage space and 50,590 square feet of production area. The facility has 20 years of export processing history. We maintain ISO9001, Hazard Analysis Critical Control Point (HACCP), British Retail Consortium (BRC) and International Featured Standards (IFS) certifications, as well as EU registration for this facility. Our daily production capacity at this facility is approximately 7.1 tons.

We ceased to lease this facility in March 2018. In September, 2017, we leased another facility from our related party Qingdao Saike with a 10-year lease term. We plan to outsource more products for manufacturing, and set up joint-venture factories during the year ended December 31, 2018.

We own the Pude facility which formerly was registered as a Japanese agriculture, forestry and fishing factory. This facility makes products specifically for the Japanese market. Our daily production capacity at this facility is approximately 5.8 tons.

We lease our Haiqing facility from the government of Haiqing Town under the terms of 50-year lease agreement, which term commenced on December 31, 2011 and will expire on December 31, 2061. The lease payment of RMB700,000 was paid in lump sum in the beginning of the lease. This facility has a production area of 100,233 square feet and 8,912 square feet of office space, and maintains export commodity inspection registration from Shandong Huangdao Bureau of Inspection and Quarantine. Our daily production capacity at this facility is approximately 1.6 tons.

We lease the Zhangjialou facility under the terms of 3-year lease agreement from January 1, 2015 to December 31, 2017. This facility has production area of 21,528 square feet. Our daily production capacity at this facility is approximately 1.2 tons. We lease this space from Cui Runrang, CEO’s father, at the monthly rate of RMB 3,000. We renewed the lease on January 1, 2018 with a lease term of three years.

In addition to our production facilities, we maintain a non-exclusive one year agreement with Kangkang Family Farm in Jiaonan city, Shandong province, an organic food farm and a raw materials supplier to the Company. This farm is owned by Cui Runrang, the CEO’s father. During the year ended December 31, 2017 and 2016, the Company’s purchased raw materials from Kangkang Family Farm in the amount of $30,191, and 13,818, respectively. While the Company has this non-exclusive supply arrangement with this farm, the Company does not own title to the land or maintain the food farm. Under the terms of this one-year agreement dated June 6, 2016, we source sweet potatoes and organic vegetable produced by KFF by purchasing specific quality and quantity of such products at the purchase price offset by the loans extended to KFF and payable on a 30-day basis. We intent to renew this agreement for another period.

Certain of the properties listed above are leased from our related parties.

Government Regulation

In the U.S., the Food and Drug Administration regulates both content and labeling of all animal food, China does not have a significant body of pet food laws, rules or regulations. Various regulatory agencies (e.g., the Ministry of Agriculture, the General Administration for Quality Supervision, Inspection and Quarantine) administer a set of standards, but there appears to be no single regulatory or administrative agency that is fulfills the comprehensive regulatory function. We are also subject to PRC labor and employment laws, laws governing advertising and other laws. We monitor changes in these laws and believe that our operations are in compliance in all material aspects with all PRC rules and regulations applicable to pet food production. However, many such rules and regulations are subject to extensive interpretive power of governmental agencies and commissions, and there is substantial uncertainty regarding the future interpretation and application of these laws or regulations.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of State Administration of Foreign Exchange (SAFE) or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign-invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans. The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2000 and 2016 respectively, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014 respectively. Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Circular 37. On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, PRC residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches. Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. PRC residents who control our company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Circular 37.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Security Regulation Commission (CSRC) and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement. Our PRC counsel has advised us that, based on their understanding of the current PRC laws and regulations:

●	We currently control the Operating Companies by virtue of TDH HK Holding acquiring 100% of the equity interests of Qingdao Tiandihui, which are regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Qingdao Tiandihui was not related to or connected with the foreign investor, or the acquirer, TDH HK Holding. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition; and

●	The CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or a SPV-domestic company share swap. TDH Holdings, Inc. does not constitutes a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule because there has not been any SPV-domestic company share swap in our corporate history; and

Notwithstanding the above analysis, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like the one contemplated by this Annual Report are subject to the New M&A Rule.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign-owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC, MOFCOM and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a premier producer of high quality pet food for pet owners in China and worldwide. Our growth has been driven by two key factors: (i) an significant increase in the number of pet owners and in the size of the pet food market in China which translated into expansion opportunities for us, and (ii) a fundamental change in Chinese society towards pets, pet ownership and care, such that the trends of pet humanization and consumer concerns for pet health and wellness have created a dynamically growing industry for pet food and products. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple market segments. Founded on these building blocks, as well as on our in-depth research and development, production, and sales capabilities, we believe we are well prepared to be one of the leading producers of pet food in the PRC and beyond.

We are a holding company incorporated in the British Virgin Islands in September 2015. We own all of the outstanding capital stock of TDH HK Limited, our wholly owned Hong Kong subsidiary, which, in turn, owns all of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., our operating subsidiary based in Qingdao City, Shandong Province, China, which subsidiary incorporated in April 2002 as a domestic Chinese limited liability company. As of the date of this prospectus, we hold a 99% interest in TDH Petfood LLC, a Nevada limited liability company. We conduct all of our business through Tiandihui, which has two wholly-owned subsidiaries: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (incorporated on March 3, 2011) and Qingdao Kangkang Development Co., Ltd. (incorporated on August 9, 2016) and two majority-owned subsidiaries: Yichong (Qingdao) Technology Co., Ltd. (incorporated on November 14, 2017) and Qingdao Lingchong Information Technology Co., Ltd. (incorporated on November 29, 2017).

Our principal executive office is located at c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809, Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, PRC. Our telephone number is +86 532-8591-9267. Our website address is www.tdhpetfood.com. The information on our website is not part of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual filing. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual filing.

Overview

We specialize in the development, manufacture and sale of a variety of pet food products under multiple brands that are well-established and recognizable by consumers in the PRC, Asia, Europe and North America. We offer in excess of 200 products, which are classified into 6 product lines: pet chews, dried pet snacks, wet canned pet food, dental health snacks, and baked pet biscuits (as well as non-food items like dog leashes, pet toys, etc.), and the others. Our multi-platform sales approach connects our production output to customers in the PRC, Asia, Europe and North America. Our rapid growth businesses, especially our most promising business of cross-border e-commerce and domestic e-commerce, is moving us forward to be one of the leading manufacturers of pet snacks in China and beyond.

Products research and development play an important role in our business. Our production processes are developed based upon a number of in-house developed technologies. The primary focus of such technologies is on customer needs, which allows us to maintain an effective market-oriented research and development model. Currently, we have been granted 20 invention and utility model patents, and applied 5 more patents. Because of our in-depth research and development effort and our proprietary recipes, cooking techniques and packaging developed over the last decade, we are able to provide differentiated pet food products to consumers throughout the world.

We own one facility and lease three others, with a total production area of approximately 250,000 square feet built to high quality food production standards, all of which are located at the areas with developed transport facilities in the coastal city of Qingdao City Shandong Province, PRC. Our Canning facility has 20 years of export processing history and maintains ISO9001, Hazard Analysis Critical Control Point (HACCP), British Retail Consortium (BRC) and International Featured Standards (IFS) certifications, as well as EU registration for this facility. Our total daily production capacity at these facilities is approximately 16 tons.

We also maintain a call service center in Qingdao with approximately 10 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

We employ approximately 213 full-time employees at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC.

Our workforce is highly skilled in animal nutrition, sales and marketing. Led by Cui Rongfeng, our founder, chairman and chief executive officer, our management team is comprised of an experienced group of executives, with have many years of operating experience in their respective departments.

We actively pursue markets in which our products can make a substantial difference to customers. Our current capabilities allow us to develop new and innovative products and obtain new distribution channels for existing and potential markets. Starting from 2013, we utilize online sale and multi-brand, multi-store brand sale strategies. We use Tmall.com, JD.com, 1688, YHD, eBay, and Amazon as our marketing platforms and establish a comprehensive network of various brand shops in China, and set up direct sale website in Europe and US. Our products are available in multiple forms, including slice and serve rolls, strips, tubs, etc. All of our products are sold under several different brand names, including, among others, Pet Cuisine, Hum & Cheer, Like, TDH, Tiandihui and Dog Zone Sasami.

Our sales and marketing team consists of 2 integral groups – an original design manufacturer (ODM) domestic (PRC) marketing group, and ODM overseas marketing group. We operate a B2F (business-2-factory) business model. Our model relies on our R&D strength to devise product lines and provide our customers with personalized and customized products. As a part of our ODM production process, we continuously accumulate a large amount of market information about our customers, in the PRC and abroad, which assists us in making appropriate selection of products. We utilize online sale and multi-brand, multi-store brand sale strategies. Using Tmall.com, JD.com, 1688.com, Alibaba.com, YHD.com, and Amazon as our marketing platforms, our PRC marketing group has established a comprehensive network of various brand shops. In addition, our cross-border marketing/sales group mainly relies on Amazon and eBay platforms as well as direct sale websites in Europe and the U.S. to operate its marketing and sales efforts.

We believe we will maintain a continued growth and increase our net income in the coming years.

We operate our business in China through our wholly-owned and majority-owned subsidiaries, Tiandihui, Chongai Jiujiu, Kangkang Development, Yichong and Lingchong.

Revenues

We derive our revenues from wholesale and retail of pet food, mainly through our oversea and domestic agents, and electronic commerce platforms. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, applicable local government levies and returns.

The following factors affect the revenues we derive from our operations.

Maintain our competitive advantages. Based on our strength in research and development, we can provide more than 200 pet snack products which give our customers more choices and a greater sense of satisfaction. We focus on the needs of the market and provide our customers with personalized and customized products. We have formed our own unique and competitive advantages. However, the market conditions and consumer preferences change rapidly. If we fail to maintain our reputation and competitiveness, customers demand for our products could decline.

Competition. The market of pet food is very competitive. The number of pet food manufacturers is increasing due to the growth of actual and predicted demand for pet food products and the relatively low barriers to entry. Moreover, Our PRC market is characterized by price competition, product quality and the presence of a number of medium to large companies. We are subject to pricing pressure and may experience a decline in average selling prices for our products. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies who may have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to identify and adapt to changes in consumer preferences more quickly than us due to their resources and scale. They may also be more successful in marketing and selling their products, better able to increase prices to reflect cost pressures and better able to increase their promotional activity, which may impact us and the entire pet food industry. In order to mitigate the pricing pressure, we have to differentiate ourselves from our competitors based on the value we bring to our customers through the quality and variety of our products. If we fail to attract and retain customers in our target markets for our current and future products, we will be unable to maintain or increase our revenues and market share.

Some of our competitors have established more prominent market positions. We believe that our principal competitors include the following companies: Yantai China Pet Foods Co., Ltd., Wenzhou Peidi Pet Products Co., Ltd. and Shouguang Xincheng Food Co., Ltd.

Expansion of E-commerce sales. We believe that we should continue to expand our business, especially our domestic and oversea E-commerce business. Our E-commerce business contributed approximately 19.79%, 18.25% and 10.09% of our 2017, 2016 and 2015 total revenue, respectively. The amount reached $5,734,121 for the year ended December 31, 2017 from $4,461,504 for the year ended December 31, 2016, representing an increase of 28.52%. The amount increased by $2,815,739 for the year ended December 31, 2016 from $1,645,765 for the year ended December 31, 2015, representing an increase of 171.09%. If we fail to maintain our rapid growth in E-commerce business, our total revenue growth could slow down.

Loss of key personnel. Our rapid growth in revenue was derived from our competitive advantages in our products. We rely heavily on the expertise and leadership of our senior management to maintain our core competence. The loss of the service of any of our key personnel could adversely affect our business, especially Rongfeng Cui, our founder, Chairman and Chief Executive Officer. We have obtained non-compete agreements and confidentiality agreements from our scientist and technique staffs in our research and development and manufacturing departments.

Potential trade protection action. Trade protectionism actions filed with the regulatory authorities in United States, European Union or elsewhere around the world could result in the imposition of additional duties and tariffs on the importation of pet food from China to each respective national market.  Any determination of duties and tariffs against importation of our modules into the United States and Europe could render us unable to sell products in these countries that could impact our sales, business operations, competitiveness, and profitability.

Group boycott initiated by the local pet food association. Currently we still rely on the local agents to expand our sales in oversea market. The pet food association in some country was influential in local market. It is possible that these associations may boycott our pet snack products for the reasons such as low price dumping, substandard products, etc. If this is the case, our revenue will be adversely affected.

Macro-economic conditions. Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including adverse changes in interest rates, volatile commodity markets and inflation, contraction in the availability of credit in the market and reductions in consumer spending. A macroeconomic downturn, which decreases the disposal personal income and reduces the need for luxury goods, may contribute to decreased sales of our pet food products. Conversely, the economic growth may result in more sales of our pet food products.

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Cost of revenues consists primarily of direct raw materials, direct payroll of workshop staff, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expense and overhead expenses necessary to manufacture finished goods as well as distribution costs such as inbound freight charges. We expect our cost of revenues to increase in absolute dollars as we acquire more significant amounts of raw materials and expand our workshop staff to support our continued growth. We expect our cost of revenue as a percentage of revenue to maintain stable.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff in supporting departments, communication costs, gasoline, shipping and handling cost, welfare expenses, education expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will increase when we are a publicly-traded company in the United States.

Income tax expense. We account for income taxes under the provisions of Section 740-10-30 of the FASB Accounting Standards Codification, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns.

As TDH Holdings, TDH HK, TDH Petfood LLC, Kangkang Development, Chongai Jiujiu, Yichong and Lingchong had no operating profit or tax liabilities for the years ended December 31, 2017, 2016 and 2015, our income tax expense reflects income tax paid and provided by Tiandihui.

The following factors affect our cost of revenues and expense.

Price fluctuation of raw materials. The purchase of raw materials accounts for the majority of cost of goods sold. The price of raw materials is out of our control and the fluctuation of materials may significantly affect our operating results. Although our current materials supply is stable, we could be impacted by material price fluctuation in coming years.

Prevailing salary levels. Our cost of revenues is impacted by prevailing salary levels. Although we have not been subject to significant wage inflation in China, a significant increase in the market rate for wages could harm our operating results and our operating margin. Our ability to attract, retain, and expand our senior management and our professional and technical staff is an important factor in determining our future success. The market for qualified scientists and researchers is competitive. From time to time, it may be difficult to attract and retain qualified individuals with the required expertise at a fair wage. An increase in compensation of our scientists and researchers may increase our operating cost.

Depreciation. Our depreciation expenses are mainly driven by the net value of machinery equipment, motor vehicles, buildings and other items. Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over estimated useful life from 5 years to 50 years. Any change of the depreciation accounting policy or impairment of our property may affect our operating results.

Shipping and handling expense. Our shipping and handling expense includes domestic freight, oversea freight, domestic express fee, distribution cost in European Union and North America. Because of rapid growth of E-commerce business, our domestic express fee accounted for approximately 16.57% of the related revenue, and our distribution cost inside European Union and North America, which was outsourced to Amazon, reached 65.86% of the related revenue. In order to reduce handling cost in sales, we try to decrease the domestic express fee to 10% by larger scale and closer cooperation with express company, and set up our own distribution department to replace the Amazon.

Research and Development expense. Due to the uncertainty for the result of our R&D activities, we expensed all of our R&D expenditure. The R&D expense for the years ended December 31, 2017, 2016 and 2015 was $1,051,665, $1,076,568 and $593,962 respectively. We expected more R&D projects would be approved and implemented, in the coming years to maintain our competitive advantage.

Results of Operations

For the years ended December 31, 2017, 2016 and 2015

	December 31
	2017	2016	2015	2017 vs 2016	2016 vs 2015
	$	$	$
Net revenues	28,473,016	24,443,736	16,312,274	16.48%	49.85%
Net revenues-related party	506,495	-	-	100%	0%
Cost of revenues	20,283,321	17,368,249	12,289,773	16.78%	41.32%
Cost of revenues-related party	399,177	-	-	100%	0%
Gross profit	8,297,013	7,075,487	4,022,501	17.26%	75.90%
Gross margin	28.63%	28.95%	24.66%	N/A	N/A
Selling expense	4,882,367	3,439,843	1,820,700	41.94%	88.93%
R&D expense	1,051,665	1,076,568	593,962	-2.31%	81.25%
General and administrative expenses	2,095,676	1,407,787	931,107	48.86%	51.19%

Operating income	267,305	1,151,289	676,732	-76.78%	70.12%

Revenues.

Our revenue was $28,979,511, $24,443,736 and $16,312,274 for the years ended December 31, 2017, 2016 and 2015, respectively, an increase of $4,535,775, and $8,131,462. Our revenue growth in amount in the years ended December 31, 2017 and 2016 resulted primarily from substantial growth in oversea sales and-significant growth in our E-commerce business. The following table displays our revenue by different marketing channels.

	December 31
	2017	2016	2015	2017 vs 2016	2016 vs 2015
	$	$	$
Oversea sales	21,190,063	18,882,589	13,987,822	12.22%	34.99%
Domestic sales	2,086,462	1,129,133	701,425	84.78%	60.98%
Electronic commerce	5,734,121	4,461,504	1,645,765	28.52%	171.09%
Less: Sale tax and addition	(31,135)	(29,490)	(22,738)	5.58%	29.69%
Total revenues	28,979,511	24,443,736	16,312,274	18.56%	49.85%

The revenue generated from different product lines are set forth as following:

	December 31
	2017	2016	2015	2017 vs 2016	2016 vs 2015
	$	$	$
Pet chews	9,614,426	10,316,841	6,581,597	-6.81%	56.75%
Dried pet snacks	14,851,868	11,204,517	7,902,104	32.55%	41.79%
Wet canned pet food	3,035,196	1,926,455	1,444,143	57.55%	33.40%
Dental health snacks	856,875	606,648	321,711	41.25%	88.57%
Baked pet biscuits	8,226	123,898	85,457	-93.36%	44.98%
Others	644,055	294,867	-	118.42%	100%
Less: Sale tax and addition	(31,135)	(29,490)	(22,738)	5.58%	29.69%
Total revenues	28,979,511	24,443,736	16,312,274	18.56%	49.85%

The revenue generated from different countries are set forth as following:

	December 31
	2017	2016	2015	2017 vs 2016	2016 vs 2015
	$	$	$
South Korea	5,397,982	5,299,721	4,689,733	1.85%	13.01%
China	6,553,715	5,073,272	2,347,190	29.18%	116.14%
United Kingdom	3,213,303	3,227,619	289,228	-0.44%	1015.94%
Germany	3,585,535	3,204,314	3,309,266	11.90%	-3.17%
Other countries	10,260,111	7,668,300	5,699,595	33.80%	34.54%
Less: Sale tax and addition	(31,135)	(29,490)	(22,738)	5.58%	29.69%
Total revenues	28,979,511	24,443,736	16,312,274	18.56%	49.85%

“Other countries” is comprised of all countries whose revenues, individually, were less than 10% of the Company’s revenues.

Our domestic E-commerce sales accounted for most of the total E-commerce sales. For the year ended December 31, 2017, our domestic E-commerce sales increased by $368,710, or 9.35%, to $4,312,849. For the year ended December 31, 2016, our domestic E-commerce sales increased by $2,298,374, or 139.65%, to $3,944,139, as compared to $1,645,765 for the year ended December 31, 2015. We generated sales of $1,421,272 and $517,365 in oversea E-commerce for the years ended December 31, 2017 and 2016, respectively.

With regard to overseas wholesales, as our businesses involved in more and more oversea marketplace, we reduced our dependence on certain countries’ markets. Revenue generated from South Korea and Germany accounted for 33.53% and 23.66% of our oversea sales for the year ended December 31, 2015, these ratios decreased to 27.32% and 16.52%, respectively, for the year ended December 31, 2016, and further decreased to 24.04% and 15.97%, respectively, for the year ended December 31, 2017. In addition, revenue generated from United Kingdom accounted for 2.07% of the oversea sales, for the year ended December 31, 2015, increased to 16.64% for the year ended December 31, 2016 and further decreased to 14.31% for the year ended December 31, 2017. And revenue generated from other countries increased to account for 45.69%, for the year ended December 31, 2017, from 39.53% for the year ended December 31, 2016.

Revenues generated from our major product lines - Pet chews, dried pet snacks and Wet canned pet foods, account for 94.90%, 95.93% and 97.64%, respectively, of our total sales for the year ended December 31, 2017, 2016 and 2015. Revenue generated from dried pet snacks and wet canned pet foods increased by 32.55% and 57.55%, respectively, from the year ended December 31, 2016 to the year ended December 31, 2017.

Our sales growth was mainly driven by the growth in sales volume. Selling price of our products remained stable for the year ended December 31, 2017.

The Company made sales to Qingdao Like Pet Supplies Co., Ltd., a related party of the Company, in the amount of $506,495, and incurred corresponding cost of $399,177 for the year ended December 31, 2017. This income from related party has been collected as of December 31, 2017.

Cost of revenues. Our cost of revenues is primarily comprised of the cost of our raw materials, labor and factory overhead, in which the raw materials accounts for 86% to 88%. Our cost of revenues, increased by $3,314,249, or 19.08%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. And increased by $5,078,476, or 41.32% for the year ended December 31, 2016, compared to the year ended December 31, 2015. This absolute dollar increase in cost of revenues was mainly due to the 18.56% and 49.85% increase in our total net revenue for the year ended December 31, 2017, and 2016. Our cost of revenues as a percentage of revenue was 71.37%, 71.05% and 75.34% for the years ended December 31, 2017, 2016 and 2015, respectively.

Gross margin. Our gross margin was 28.63%, maintained stable for the year ended December 31, 2017, and increased by 4.29%, from 24.66% for the year ended December 31, 2015, to 28.95% for the year ended December 31, 2016. This increase in 2016 was primarily due to the fact that more products were outsourced in manufacturing process during the year ended December 31, 2016. In practice, manufacturing process was able to improve our production efficiency, and reduce unit cost of product. Our semi-finished goods from outsourcing factories accounted for 24.55% of our total purchasing amount in 2017, compared to 39.13% in 2016 and 21.92% in 2015. The significant increase in outsourcing production contributed to our conversion cost as a percentage of revenue decreased by 6.27%, from 17.34% for the year ended December 31, 2015, to 11.07% for the year ended December 31, 2016, while the direct materials cost as percentage of revenue increased by 8.72%, from 60.38% for the year ended December 31, 2015, to 69.10% for the year ended December 31, 2016. The significant increase in outsourcing production contributed to our conversion cost as a percentage of revenue decreased by 2.51%, from 11.07% for the year ended December 31, 2016, to 8.56% for the year ended December 31, 2017, while the direct materials cost as percentage of revenue decreased by 4.68%, from 69.10% for the year ended December 31, 2016, to 64.42% for the year ended December 31, 2017.

Our gross margin for third parties was 28.75% for the year ended December 31, 2017. And the gross margin for related party was 21.19% for the same period.

Selling, general and administrative expenses. Selling, general and administrative expenses were $6,978,043, $4,847,630 and $2,751,807 for the years ended December 31, 2017, 2016, and 2015 respectively, an increase of $2,130,413, or 43.95%, and $2,095,823, or 76.16%. Therefore, the scale of increase in selling, general and administrative expenses was larger than the increase in revenue. Accordingly the ratio of Selling, general and administrative expenses as a percentage of revenue increased year by year, from 16.87% for the year of 2015, 19.83% for the year of 2016, to 24.08% for the year ended December 31, 2017.

Selling expense was $4,882,367, $3,439,843 and $1,820,700 for the years ended December 31, 2017, 2016 and 2015, respectively, an increase of $1,442,524, or 41.94% and $1,619,143, or 88.93%. The increase in selling expense was mainly due to the increase in e-commerce promotion expenses, e-commerce platform commission, shipping and handling expenses and payroll expenses for marketing personnel. As it was the Company’s strategy to expand e-commerce business for the year ended December 31, 2017 and 2016.

General and administrative expenses was $2,095,676, $1,407,787 and $931,107 for the years ended December 31, 2017, 2016 and 2015, respectively, representing an increase of $687,889, or 48.86%, and an increase of $476,680, or 51.19%. The increase was mainly due to the additional professional fee related to the IPO and the increase in management’s compensation.

The Research and development expense remained stable for the year ended December 31, 2017, after the significant increase from 2015 to 2016. However, we obtained three invention patents in 2017, and were applying for ten patents as of December 31, 2017.

We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will increase when we are a publicly-traded company in the United States.

Income from operations. Our income from operations was $267,305, $1,151,289, and $676,732 for the year ended December 31, 2017, 2016 and 2015. Our operating income as a percentage of total revenues was 0.92%, 4.71% and 4.15% for the year ended December 31, 2017, 2016 and 2015, respectively. The increase in our income from operations mainly resulted from the expansion of our oversea and domestic sales and rapid growth of E-commerce business for the year ended December 31, 2016 and 2015. The decrease in our income from operations mainly resulted from the scale of increase in selling, general and administrative expenses was larger than the increase in revenue for the year ended December 31, 2017 and 2016.

Income taxes. We incurred income tax benefit of $55,102 for the year ended December 31, 2017 and incurred income tax expense of $89,801 and $269,581 for the years ended December 31, 2016 and 2015, respectively. Due to the additional deduction of R&D expense and less net income, we incurred income tax benefit for the year ended December 31, 2017. Our income tax expense decreased significantly for the year ended December 31, 2016 was attributable to decrease in income tax rate from 25% to 15% due to designation of “High-tech Enterprise” for Tiandihui, and additional deduction of R&D expense.

Net income. Our net income was $115,111, $ 1,009,171 and $466,753 for the years ended December 31, 2017, 2016 and 2015, respectively, representing a decrease of $894,060, and an increase of $542,418. The decrease in net income for the year ended December 31, 2017 was mainly due to the 41.94% increase in selling expense and the 48.86% increase in general and administrative expenses. The increase in net income was a result of our increased revenue and higher gross margin, offset by increased selling and administrative expense for the year ended December 31, 2016, compared to the year ended December 31, 2015.

Liquidity and Capital Resources

For the year ended December 31, 2017, 2016 and 2015

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At December 31, 2017, our working capital was positive $6,922,696. And at December 31, 2016, our working capital was positive $848,991, compared to working capital of negative $900,069 at December 31, 2015.

Our cash and cash equivalents balance totaled $2,346,109, $1,145,103, and $651,680 at December 31, 2017, 2016 and 2015 respectively.

During the year ended December 31, 2017, we used cash in operating activities of $2,674,936, used cash in investing activities of $1,388,709, provided cash by financing activities of $5,258,773, and had positive effect of prevailing exchange rates on our cash of $5,878. During the year ended December 31, 2016, we used cash in operating activities of $1,489,118, provided cash by investing activities of $944,188, provided cash by financing activities of $1,071,764, and offset by the negative effect of prevailing exchange rates on our cash negative of $33,411. During the year ended December 31, 2015, we used cash in operating activities of $700,738, used cash in investing activities of $309,661, provided cash by financing activities of $1,501,326, and had the negative effect of prevailing exchange rates on our cash negative of $29,581.

Net cash used in operating activities for the year ended December 31, 2017 totaled $2,674,936. The activities were mainly comprised of an increase in net inventory of $2,658,359, an increase in net accounts receivable of $971,831, an increase in net accounts receivable – related party of $10,817, a decrease in advance from customers of $601,855, and offset by our net income of $115,111, depreciation and amortization expense of $364,170, an increase in account payable of $1,174,363, a decrease in advance to suppliers of $121,360, an increase in account payable - related parties of $32,440, an increase of advance from customers – related party of $7,241.

Net cash used in operating activities for the year ended December 31, 2016 totaled $1,489,118. The activities were mainly comprised of an increase in net inventory of $3,316,762, an increase in net accounts receivable of $609,099, an increase in advance to suppliers of $610,215, and offset by our net income of $1,009,171, depreciation and amortization expense of $256,104, an increase in account payable of $1,321,954, an increase in notes payable of $284,510, an increase in advance from customers of $513,456.

Net cash used in operating activities for the year ended December 31, 2015 totaled $700,738. The activities were mainly comprised of a net income of $466,753, depreciation and amortization of $266,534, a decrease in net accounts receivable of $336,193, a decrease in advance to suppliers of $492,800, a decrease in prepayments and other current assets of $167,519, and offset by an increase in inventory of $2,136,489, a decrease in account payable of $482,510, a decrease in advances from customers of $92,736.

The increase in cash out flows from our operating activities for the year ended December 31, 2017 compared to the year ended December 31, 2016 primarily resulted from decrease of net income in the amount of $894,060 and decrease in advance from customers in the amount of $594,614.

The increase in cash out flows from our operating activities for the year ended December 31, 2016 compared to the year ended December 31, 2015 primarily resulted from cash paid for purchase of inventory, leading to inventory increased $3,316,762 and advances to suppliers increased $610,215, partially offset by increased net income of $1,009,171 and increased accounts payable of $1,321,954.

Net cash used in investing activities for the year ended December 31, 2017 totaled $1,388,709. The activities were primarily comprised of loan of $533,242 offered to related parties, payments to acquire property and equipment of $227,900, payments to acquire intangible assets of $103,596, change in restricted cash of $541,426, and offset by repaid loan of $15,443 from related parties.

Net cash provided by investing activities for the year ended December 31, 2016 totaled $944,188. The activities were primarily comprised of loan of $2,543,946 offered to related parties, and offset by repaid loan of $3,400,799 from related parties, and change in restricted cash of $96,337.

Net cash used in investing activities for the year ended December 31, 2015 totaled $309,661. The activities were primarily comprised of $231,939 payment to purchase property and equipment, loan of $5,941,665 offered to related parties, and offset by collections from related parties of $5,790,092.

One of our primary uses of cash in our investing activities for each period is for advances to related parties in the ordinary course of businesses. We received $3,385,356 less repayment from related parties, and deposited $637,763 more in restricted cash for the year ended December 31, 2017. As a result, we used $2,332,897 more than the year of 2016 in our investing activities for the year ended December 31, 2017.

We spent $222,937 less than the year of 2015 in purchasing property and equipment (including CIP) for the year ended December 31, 2016, In addition, we collected $2,389,293 less than the year of 2015 in repayment from our related parties, paid $3,397,719 less than the year of 2015 in advance to our related parties, and deposited $22,486 less in restricted cash for the year ended December 31, 2016. As a result, we provided $1,253,849 more than the year of 2015 in our investing activities for the year ended December 31, 2016.

For the year ended December 31, 2017, net cash provided by financing activities was $5,258,773. We received these funds from borrowings from related parties of $1,073,961, borrowings from short term loan of $2,077,219, proceeds from issuing common shares of $5,542,047, proceeds from shares subscription of $827,730, offset by repayment of short term loan of $2,494,793, and repayment to related parties of $1,767,391.

For the year ended December 31, 2016, net cash provided by financing activities was $1,071,764. We received these funds from borrowings from related parties of $3,503,190, borrowings from short term bank loan of $1,806,411, proceeds from issuing common shares of $3,759,423, offset by capital distribution in connection with acquisition of a subsidiary of $2,880,000, repayment of short term bank loan of $1,806,411, and repayment to related parties of $3,310,849.

For the year ended December 31, 2015, net cash provided by financing activities was $1,501,326. We received these funds from borrowing from related parties of $971,575 and short term bank loan of $3,243,000, offset by repayment of short term bank loan of $2,713,203.

We received $4,187,009 more than the year of 2016 in financing activities for the year ended December 31, 2017. We received proceeds of $270,808 more from borrowings from short term loans and received $1,782,624 more in issuance of common shares during the year ended December 31, 2017 comparing to the year ended December 31, 2016. We also repaid $1,543,458 less to related parties during the year ended December 31, 2017 comparing to the year ended December 31, 2016, and we did not incur any cash outflows related to acquisition of a subsidiary in the year ended December 31, 2017.

We received $429,562 less than the year of 2015 in financing activities for the year ended December 31, 2016. We received proceeds of $1,436,589 less from borrowings from short term bank loan for the year ended December 31, 2016. We received proceeds of $2,531,615 more in borrowings from related parties, paid $906,792 less in repayments of short term bank loan, received $3,759,413 more in issuance of common shares during the year ended December 31, 2016 comparing to the year ended December 31, 2015. We also paid $2,880,000 in capital distribution in connection with acquisition of a subsidiary during the year ended December 31, 2016.

For 2018, we expect our main growth will be from our E-commerce business. The demand for our products appears to be strengthening, from which we expect to generate more positive cash flow. We believe that we will be able to finance our working capital needs and planned facilities improvements and expansion for at least the next 12 months from cash generated from operations, borrowings under our revolving line of credit and the proceeds from this offering, however we can make no assurance that we will raise sufficient capital in this offering alone or at all, or if we do raise capital that it will be immediately accessible to us in light of certain Chinese regulations.

In 2015, 2016 and 2017, we entered into the following revolving lines of credit.

On January 8, 2015, we entered a line of credit of approximately $576,062 (RMB 4,000,000) from China Postal Savings Bank - Qingdao Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon are repaid in full. On November 28, 2016, we drew down the full amount of this loan; the term of this loan is one-year, the loan maturity date is November 27, 2017, with this loan bearing interest at approximately 125% of the prevailing PRC prime rate. The outstanding balance of this loan was $0 as of December 31, 2017.

On August 10, 2016, we obtained a line of credit of approximately $705,676 (RMB 4,900,000) from Industrial & Commercial Bank of China - Qingdao Shinan Second Branch. The loan maturity date was July 2, 2017, with this loan bearing interest at approximately 120% of the prevailing PRC prime rate. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon were repaid in full. On July 6, 2017, this loan was repaid in full. On July 12, 2017, we obtained a new line of credit of approximately $412,371 (RMB 2,800,000) with the same lender. The loan maturity date is July 10, 2018 with annual interest rate of 5.22%. The outstanding balance on this loan was $430,346 as of December 31, 2017; as of the same date, the interest rate on this loan was 5.22%.

On March 25, 2017, we obtained a line of credit of approximately $290,361 (RMB 2,000,000) from China Postal Savings Bank – Qingdao Weihai Road Sub Branch. The loan maturity date is March 28, 2018, bearing interest at approximately 140% of the prevailing PRC prime rate. The borrowing under the line of credit is guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The full amount of this loan remains outstanding as of December 31, 2017; as of the same date, the interest rate on this loan was 6.09%. On December 13, 2017, we obtained a new line of credit of approximately $614,779 (RMB 4,000,000) with the same lender. The loan maturity date is December 12, 2018 with annual interest rate of 5.655%. The borrowing under the line of credit is guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The full amount of this loan remains outstanding as of December 31, 2017.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products and projects. Compared to $1,848,514 short-term loans outstanding as of December 31, 2015, we had $1,402,514 and $1,728,185 short-term loans outstanding as of December 31, 2017 and 2016.

We expect to incur additional costs associated with becoming a reporting company in the United States, primarily due to increased expenses that we will incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, directors and officers insurance, legal expenses and investor and stockholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

Regulatory Restrictions on Capital Injections

We are using proceeds from our initial public offering to fund our business. Accordingly, the following regulations have to be followed, regarding capital injections to foreign-invested enterprises.

Chinese regulations relating to investments in offshore companies by Chinese residents. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Round-trip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires Chinese residents to register and update certain investments in companies incorporated outside of China with their local SAFE branch. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 37, which imposed obligations on Chinese subsidiaries of offshore companies to coordinate with and supervise any Chinese-resident beneficial owners of offshore entities in relation to the SAFE registration process.

We may not be aware of the identities of all of our beneficial owners who are Chinese residents. We do not have control over our beneficial owners and cannot assure you that all of our Chinese -resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are Chinese residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our Company who are Chinese residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Chinese subsidiaries to fines and legal sanctions, which may be substantial. Failure to register may also limit our ability to contribute additional capital to our Chinese subsidiaries and limit our Chinese subsidiaries’ ability to distribute dividends to our Company. These risks may have a material adverse effect on our business, financial condition and results of operations.

China regulates loans to and direct investment in Chinese entities by offshore holding companies and there is governmental control of currency conversion. We are an offshore holding company conducting our operations in China through our wholly owned subsidiary Tiandihui. As an offshore holding company, we may make loans and additional contributions to Tiandihui subject to approval from government authorities.

Any loan to Tiandihui, which is treated as a foreign-invested enterprise under Chinese law, is subject to Chinese regulations and foreign exchange loan registrations. In January 2003, the China State Development and Reform Commission, SAFE and Ministry of Finance jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the Circular 28, limiting the total amount of foreign debt a foreign-invested enterprise may incur to the difference between the amount of total investment approved by the Ministry of Commerce or its local counterpart for such enterprise and the amount of registered capital of such enterprise, and requiring registration of any such loans with SAFE. As of December 31, 2016, the amount of approved total investment of Tiandihui was $2,707,490 (RMB 18,800,000) and TDH HK have invested the same amount of $2,707,490 (RMB 18,800,000) into Tiandihui, which means Tiandihui needs to obtain additional approval for total investment amount from the local counterpart of Ministry of Commerce. During 2017, we have successfully obtained the investment approval from Ministry of Commerce for our proceeds of IPO.

In March 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective in June 2015. SAFE Circular 19 regulates the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. Furthermore, SAFE promulgated a circular in June 2016, SAFE Circular 16, which further revises some clauses in the SAFE Circular 19. SAFE Circular 19 and 16 provide that the capital-account foreign exchange incomes of a domestic enterprise shall not be directly or indirectly used for expenditures that are forbidden by relevant laws and regulations, for purposes that are not included in the business scope approved by the applicable government authority, shall not be directly or indirectly used for investments in securities or for any other kind of wealth-managing investments than banks’ principal-secured products unless otherwise prescribed by other laws and regulations, shall not be directly or indirectly used for issuing RMB entrusted loans (unless expressly permitted in the business scope approved by the competent governmental authorities) or repaying inter-enterprise loans (including advances by the third party) or repaying bank loans in RMB which have been sub-lent to third parties, shall not be used for granting loans to non-affiliated enterprises unless expressly permitted in the business scope and shall not be used for the construction or purchase of real estate not for self-use (except for real estate enterprises). In addition, SAFE supervises the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company by further focusing on ex post facto supervision and violations. These two circulars may limit our ability to use the net proceeds from this offering to invest in or acquire any other Chinese companies in China, which may adversely affect our liquidity and our ability to fund and expand our business in China.

Capital Resources

As of December 31, 2017 and 2016

The following table provides certain selected balance sheets comparisons between years ended December 31, 2017 and 2016:

	For years ended December 31,
	2017	2016	Fluctuation	%

ASSETS
Cash and cash equivalents	$2,346,109	$1,145,103	1,201,006	104.88%
Restricted cash, current	797,668	707,120	90,548	12.81%
Accounts receivable, net	1,932,924	865,491	1,067,433	123.33%
Advanced to suppliers	633,554	711,751	(78,197)	-10.99%
Inventories	9,135,332	5,973,124	3,162,208	52.94%
Due from related parties	361,961	35,842	326,119	909.88%
Prepayment and other current assets	371,796	383,932	(12,136)	-3.16%
Total current assets	15,579,344	9,822,363	5,756,981	58.61%
Restricted cash, non-current	500,000	-	500,000	100%
Property, plant and equipment, net	3,520,373	3,306,735	213,638	6.46%
Land use rights, net	211,023	110,821	100,202	90.42%
Total non-current assets	4,231,396	3,417,556	813,840	23.81%
Total assets	$19,810,740	$13,239,919	6,570,821	49.63%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$4,734,110	$3,262,375	1,471,735	45.11%
Account payable - related parties	152,298	111,139	41,159	37.03%
Notes payable	1,377,106	1,414,232	(37,126)	-2.63%
Advances from customers	231,230	802,339	(571,109)	-71.18%
Advances from customers - related party	7,520	-	7,520	100%
Short term loans	1,402,514	1,728,185	(325,671)	-18.84%
Taxes payable	13,562	124,829	(111,267)	-89.14%
Due to related parties	345,873	1,120,702	(774,829)	-69.14%
Other current liabilities	392,435	409,571	(17,136)	-4.18%
Total current liabilities	8,656,648	8,973,372	(316,724)	-3.53%
Deferred tax liabilities	5,810	13,795	(7,985)	-57.88%
Total liabilities	8,662,458	8,987,167	(324,709)	-3.61%

We maintain cash and cash equivalents in mainland China, Hong Kong and America. On December 31, 2017 and 2016, bank deposits were as follows:

	December 31,
Country	2017	2016
China (Mainland)	$2,158,590	$1,087,166
China (Hongkong)	138,379	51,268
America	10,960
Total	$2,307,929	$1,138,434

The majority of our cash balances at December 31, 2017 and December 31, 2016 are in the form of RMB and held in bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents

As of December 31, 2017, cash and cash equivalents were $2,346,109, compared to $1,145,103 at December 31, 2016. The components of this increase of $1,201,006 are reflected below.

	Years Ended December 31,
	2017	2016
Net cash used in operating activities	$(2,674,936)	$(1,489,118)
Net cash provided by (used in) investing activities	(1,388,709)	944,188
Net cash provided by financing activities	5,258,773	1,071,764
Exchange rate effect on cash	5,878	(33,411)

Net cash inflow	$1,201,006	$493,423

Restricted cash

We had current restricted cash of $797,668 and $707,120 as of December 31, 2017 and 2016, respectively. This restricted cash represents the bank deposit balance for issuing bank acceptance and bank letters of credit. The balances of notes payable were $1,377,106 and $1,414,232 as of December 31, 2017 and 2016 respectively. As the deposit was provided and only used by us as pledge for its bank acceptance notes and bank letters of credit, could not be used for other purposes during the term of the notes, and directly used to settle the liabilities when the bank acceptance notes and bank letters of credit became due, it was recorded as restricted cash as of December 31, 2017 and 2016.

We had long term restricted cash of $500,000 and $0 as of December 31, 2017 and 2016, respectively. This long-term restricted cash represents the deposit in escrow account to satisfy the potential indemnification obligation for two years starting from September 25, 2017.

Accounts receivable

Accounts receivable, net as of December 31, 2017 was $1,932,924, an increase of $1,067,433 compared to $865,491 as of December 31, 2016. Most of our customers are overseas reputable agents, who have a long term good relations of cooperation. Usually, we collected our account receivable within 3 months. No allowance for account receivable was provided as of December 31, 2017 and 2016.

Inventories

As of December 31, 2017, our inventory balance was $9,135,332, an increase of $3,162,208, or 52.94%, compared to $5,973,124, as of December 31, 2016. The increase was due to the growth of customers need during the year ended December 31, 2017.

Due from related parties

As of December 31, 2017, the balances of due from related parties were $361,961, an increase of $326,119, compared to $35,842 on December 31, 2016.

Due to related parties

As of December 31, 2017, the balances of due to related parties were $345,873, a decrease of $774,829, compared to $1,120,702 on December 31, 2016. The balance of due to related parties represented expenses incurred by related parties in the ordinary course of business, expense paid by related parties on behalf of the Company as well as the loans the Company obtained from related parties for working capital purpose. The loans owed to the related parties are interest free, unsecured and repayable on demand.

Property, plant and equipment, net

Property, plant and equipment as of December 31, 2017 were $3,520,373, a slight increase of $213,638 compared to $3,306,735 as of December 31, 2016. The company did not purchase or dispose of property on large scale for the year ended December 31, 2017. The increase in cost was mainly due to the appreciation of RMB against USD. Depreciation expense for the years ended December 31, 2017 and 2016 was $349,887 and $252, 957, respectively.

Land use rights, net

Land use rights, net as of December 31, 2017 were $211,023, an increase of $100,202, compared to $110,821 as of December 31, 2016. During the years ended December 31, 2017 and 2016, amortization expense amounted to $14,283 and $3,147, respectively.

Accounts payable and Notes payable

Account payable represents our commercial credit offered to the suppliers. And Notes payable was the bank acceptance notes to suppliers.

Accounts payable increased by $1,471,735, to $4,734,110 as of December 31, 2017, from $3,262,375 as of December 31, 2016.

Notes payable slightly decreased by $37,126 to $1,377,106 as of December 31, 2017, from $1,414,232 as of December 31, 2016.

Short term loan

Balance of short term loan as of December 31, 2017 was $1,402,514, representing a decrease of $325,671, or 18.84%, compared with balance of $1,728,185 as of December 31, 2016.

The average balance of short term loan maintained stable for the years ended December 31, 2017 and 2016.

Taxes payable

Taxes payable represents the accrued enterprise income tax at the year end.

Balance of taxes payable as of December 31, 2017 was $13,562, representing a decrease of $111,267, or 89.14%, compared with balance of $124,829 as of December 31, 2016.

The decrease of taxes payable is mainly due to the fact that the Company incurred in income tax expense of $89,801 for the year ended December 31, 2016 while had income tax benefit of $55,102 for the year ended December 31,2017.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table summarizes our contractual obligations as of December 31, 2017, and the effect of these obligations expected to have on our liquidity and cash flows in future periods:

2018	$198,927
2019	203,947
2020	214,489
2021	37,655
2022	18,443
Thereafter	92,217
Total	$765,678

Off-Balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,
●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,
●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and
●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Trend Information

Based on our experience and observations of the business in which we operate, we believe the following trends are likely to affect our industry and, as a result, our Company, if they continue in the future.

●	Demand for pet food has a positive relationship with the economic development level of a country. According to China Pet Market Network Information Center, from the experience of developed countries, the pet supply market would be at a rapid growth stage, if the region’s per capita GDP reached $3,000 to $5,000. Some regions in China have reached this GDP level. Currently, GDP from pet industry accounts for 6% of total GDP for USA, 4% for Europe, 2% for Japan, while for China the percentage is only 0.4%. China is our most potential market in the coming years.

●	E-commerce sales would be as important as store sales. E-commerce sales contribute to reducing circulation chains, lower the circulation cost, collecting timely, and instant feedback of the market demand, etc. It was believed that the market demand was diverse. The E-commerce sales will grow rapidly and store sales remain an important sales channel.
●	It was important to constantly introduce new products in order to maintain our differentiated competitive advantages. Differentiated competitive advantages result in a higher gross margin and also incur more illegal copying of our products.
●	We believe that competition in the pet food market is going to become more intense, and consolidation is going to prevail in the near future. It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may put significant pressure on our ability to increase market share.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this Annual Report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, valuation of inventories and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Revenue Recognition

Pursuant to the guidance of ASC Topic 605 and ASC Topic 360, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. Revenue consists of the invoiced value for the sales net of value-added tax (“VAT”), business tax, applicable local government levies and sales returns. The Company does not provide rebate, pricing protection or any other concessions to its customers. For the years ended December 31, 2017 and 2016, the Company had immaterial sales returns and no discounts.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK and TDH Petfood LLC is United States dollar. The functional currency of Tiandihui, Chongai Jiujiu, Kangkang Development, Lingchong and Yichong is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

The consolidated balance sheet amounts, with the exception of equity at December 31, 2017 and 2016 were translated at RMB 6.5064 and RMB 6.9437 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the years ended December 31, 2017 and 2016 were RMB 6.7570 and RMB 6.6430 to $1.00, respectively.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts receivable from related parties, notes receivables, inventories, advances to suppliers, advances to related parties, due from related parties, other current assets, accounts payable and bank acceptance notes to vendors, accounts payable to related parties, due to related parties, and other current liabilities, the carrying amounts approximate their fair values due to the short maturities.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)”. Under ASU 2014-09, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted for periods beginning after December 15, 2016. The Company elected to adopt the new standard effective January 1, 2018.

The Company has identified its revenue streams and assessed each for the impacts. The Company expects the adoption of Topic 606 will have impact on one revenue stream. Specifically, under the standard the Company expects to recognize revenue generated from products sold to certain E-commerce platforms at the time products are delivered rather than when the price is determined and mutually agreed upon between the Company and the E-commerce platforms, usually at a later time after products delivery. The Company planned to recognize the cumulative effect of initially applying the new standard as an adjustment to the opening balance of retained earnings. The Company does not expect this adjustment to be material.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 eliminate the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted this amendment effective January 1, 2017. The adoption did not have any impact on our consolidated financial statements and related disclosures other than reclassification of current deferred tax items to non-current for all periods presented.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under ASU 2016-02, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use (ROU) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach.

The standard will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company plans to adopt the standard effective January 1, 2019. The Company anticipates this standard will have a material impact on the Company’s consolidated balance sheets. However, the Company does not expect adoption will have a material impact on the Company’s consolidated statements of income. While the Company is continuing to assess potential impacts of the standard, the Company currently expects the most significant impact will be the recognition of ROU assets and lease liabilities for operating leases.

In January 2017, the FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323)”. This pronouncement amends the SEC’s reporting requirements for public filers in regard to new accounting pronouncements or existing pronouncements that have not yet been adopted. Companies are to provide qualitative disclosures if they have not yet implemented an accounting standards update. Companies should disclose if they are unable to estimate the impact of a specific pronouncement, and provide disclosures including a description of the effect on accounting policies that the registrant expects to apply. These provisions apply to all pronouncements that have not yet been implemented by registrants. There are additional provisions that relate to corrections to several other prior FASB pronouncements. The Company has incorporated language into other recently issued accounting pronouncement notes, where relevant for the corrections in ASU 2017-03. The Company is implementing the updated SEC requirements on not yet adopted accounting pronouncements with these consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05, “Income Taxes (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No.118”. This ASU adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Cuts and Jobs Act was signed into law. The amendments are effective upon addition to the FASB Accounting Standards Codification. The Company is currently evaluating the impact of the adoption of this guidance on the Consolidated Financial Statements.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 7.5% in 2017, 2.0% in 2016, and 1.4% in 2015

Impact of Foreign Currency Fluctuations

We do not believe the impact of foreign currency fluctuations on our Company is material. Regarding purchase of raw materials, we are subject to commodity price risks arising from price fluctuations in the market prices of the raw materials. We have generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions influenced by the overall economic conditions in China.

Most of our oversea sales are denominated in US dollars, for which our oversea sales are exempted from the risk of foreign currency fluctuation.

We have not had any foreign currency investments hedged by currency borrowings or other hedging instruments. We manage our price risks through productivity improvements and cost-containment measures.

Contractual Obligations

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table summarizes our contractual obligations as of December 31, 2017, and the effect of these obligations expected to have on our liquidity and cash flows in future periods:

2018	$198,927
2019	203,947
2020	214,489
2021	37,655
2022	18,443
Thereafter	92,217
Total	$765,678

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position

Cui Rongfeng	46	Chairman, President and Chief Executive Officer, Class A director
Cui Rongbing	49	Chief Financial Officer, Corporate Secretary, Class A Director
Lei Wang (1)(2)(3)	34	Class B Director, independent
Qiu Li (1)(2)(3)	57	Class B Director, independent
Qi Wang (1)(2)(3)	74	Class C Director, independent

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Cui Rongfeng is the founder of our Company. He has served as our Chairman of the Board of Directors, President and Chief Executive Officer since July 2006. From May 2004 to June 2006, he served in the capacity of the Company’s General Manager. From 1994 to 2004, he held several managerial positions at various Qingdao based companies. Mr. Cui holds an undergraduate degree in International Trade from the Central Radio and Television University and an eMBA degree from Peking University. The Board of Directors determined that Mr. Cui should continue serving as our Chairman given his pivotal role in the Company’s founding, day-to-day operations and long-term vision.

Cui Rongbing is our Chief Financial Officer and Director. He has served as our Chief Financial Officer since January 2015. From October 1998 to December 2014, he held the office of General Manager at Qingdao Yinghe Jiutian Information Technology Co., Ltd. Mr. Cui holds a Master’s degree in population and development from the Chinese Academy of Social Sciences. Mr. Cui is our Chairman’s brother. The Board of Directors determined that Cui Rongbing should serve as our director based on his knowledge of the Company’s operations as well as his financial and accounting experience.

Lei Wang is an independent director. Ms. Wang has been manager of KPMG Advisory (China) Limited since October 2014. Between October 2008 and October 2014, Ms. Wang was senior manager of Marcum LLP. Between July 2006 and October 2008, Ms. Wang was senior auditor of Deloitte Touche Tohmatsu China Certified Public Accountants LLP. Ms. Wang is an American Institute of Certified Public Accountants (AICPA). Ms. Wang holds a Bachelor’s degree in Economics from University of International Business and Economics. The Board of Directors determined that Ms. Wang should serve as our director based on her accounting and financial reporting experience and expertise.

Qiu Li is an independent director. Ms. Li has been Senior Consultant of Hangzhou Guohan Financial Holding Co., Ltd. since November 2015. Between March 2010 and October 2015, Ms. Li was director of audit of Hengfeng Bank Hangzhou Branch. Between November 1987 and March 2010, Ms. Li held several managerial positions at Hengfeng Bank headquarter. Ms. Li is a China Certified Public Accountants (CPA). Ms. Li holds a Bachelor’s degree in Management from Shandong Cadres Correspondence University. The Board of Directors determined that Ms. Li should serve as our director based on her experience in business and accounting matters.

Qi Wang is an independent director. Mr. Wang has been lab director of the Institute of Oceanology, Chinese Academy of Sciences since August 1995, and researcher since June 1984. Mr. Wang is director of China Association for Instrumental Analysis, expert reviewer of Shandong Province Key Laboratory, and expert reviewer of Qingdao City Key Projects. Mr. Wang holds a Bachelor’s degree in chemistry from Jilin University. The Board of Directors determined that Mr. Wang should serve as our director based on his scientific background and expertise.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;
●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;
●	exercising the borrowing powers of the company and mortgaging the property of the company;
●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and maintaining or registering a register of mortgages, charges or other encumbrances of the company.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

A director is not required to hold shares as a qualification to office.

B.	Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2017 and 2016 to Cui Rongfeng and Cui Rongbing, our principal executive officers. No officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Year	Salary ($)	Bonus ($)	Total Paid ($)

Cui Rongfeng,	2017	21,311	-	14,729
Chairman, President and CEO	2016	17,010	-	15,468

Cui Rongbing,	2017	16,164	1,924	18,847
CFO and director	2016	14,451	-	13,370

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. The following table sets forth the compensation paid to our directors during the years ended September 30, 2017 and 2016.

Name	Year	Fees earned or paid in cash	Other compensation	Total ($)

Lei Wang	2017	0	0	0
	2016	0	0	0

Qiu Li	2017	0	0	0
	2016	0	0	0

Qi Wang	2017	0	0	0
	2016	0	0	0

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Our memorandum and articles of association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Retirement Benefits

As of December 31, 2017, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Employment agreement with Cui Rongfeng, CEO

On September 1, 2016, Qingdao Tiandihui entered into an employment agreement with Cui Rongfeng to serve in the role of Chief Executive Officer for the initial period of 3 years (commencing as of September 1, 2016 and terminating on August 31, 2019), which term may be extended for another 2 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Mr. Cui’s annual salary is RMB 240,000 payable in 12 equal monthly installments. The executive may be eligible to receive an annual bonus in the amount of 50% of his annual base salary, subject to completion of corporate and individual performance goals set forth by the Compensation Committee in consultation with the executive. The Compensation Committee will have the sole discretion whether the executive is entitled to the bonus and the amount of the payment, if any. The employment agreement may be terminated by either party upon 60 day advance notice to the other party. The Company will reimburse Mr. Cui for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

Employment agreement with Cui Rongbing, CFO

On September 1, 2016, Qingdao Tiandihui entered into an employment agreement with Cui Rongbing to serve in the role of Chief Financial Officer and Corporate Secretary for the initial period of 3 years, (commencing as of September 1, 2016 and terminating on August 31, 2019), which term may be extended for another 2 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Mr. Cui’s annual salary is RMB 144,000 payable in 12 equal monthly installments. The employment agreement may be terminated by either party upon 60 day advance notice to the other party. The Company will reimburse Mr. Cui for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

C.	Board Practices

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. The Board membership is divided into three classes, Class A, B and C, respectively, as nearly equal in number as the total number of directors permits. Class A directors will face re-election at our next annual meeting of shareholders and every three years thereafter. Class B directors will face re-election at our second annual meeting of shareholders and every three years thereafter. Class C directors will face re-election at our third annual meeting of shareholders and every three years thereafter.

Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our board of directors shall hold meetings on at least a quarterly basis. As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated. Our board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Lei Wang, Qiu Li, and Qi Wang are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;
●	discussing with our independent registered public accounting firm the independence of its members from its management;
●	reviewing with our independent registered public accounting firm the scope and results of their audit;
●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;
●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures
●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and
●	reviewing and approving related-party transactions.

Our Audit Committee consists of Lei Wang, Qiu Li, and Qi Wang, with Lei Wang serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Lei Wang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;
●	reviewing key employee compensation goals, policies, plans and programs;
●	administering incentive and equity-based compensation;
●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and
●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Lei Wang, Qiu Li, and Qi Wang, with Qiu Li serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;
●	evaluating the independence of directors and director nominees;
●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;
●	developing and recommending to the board corporate governance principles and practices;
●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and
●	overseeing the evaluation of the Company’s management

Our Nominating Committee consists of consists of Lei Wang, Qiu Li, and Qi Wang, with Qi Wang serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;
●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;
●	exercising the borrowing powers of the company and mortgaging the property of the company;
●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and maintaining or registering a register of mortgages, charges or other encumbrances of the company.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Limitation on Liability and Other Indemnification Matters

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

D.	Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2015	2016	2017
Number of Employees	236	240	213

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 9,423,750 shares issued and outstanding as of April 28, 2018.  Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 722-1, Building B, World Trade Center, 6 Hong Kong Middle Road, Qingdao, Shandong Province, PRC.

Name of Beneficial Owner	Shares Owned	Percentage

Cui Rongfeng	2,805,000	29.77%
Cui Rongbing	450,000	4.78%
Lei Wang (1)	0	-
Qiu Li (1)	0	-
Qi Wang (1)	0	-

Directors & executive officers as a group (5 persons)	3,255,000	34.55%

Wang Yanjuan (2)	1,215,000	12.89%

(1)	Independent director.
(2)	CEO’s spouse.

B.	Related Party Transactions

The following is a description of transactions since January 1, 2016, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Due from related parties

Due from related parties consisted of the following:

	December 31,	December 31,
	2017	2016
Tide (Shanghai) Industrial Co. Ltd.	$46	$-
TDH Group BVBA	329,237	35,842
Rongfeng Cui	32,678	-
Total	$361,961	$35,842

I)	Operating expenses paid on behalf of related parties

During the year ended December 31, 2017, the Company paid operating expenses on behalf of Quanmin Chongai in the amount of $272, and Quanmin Chongai repaid the Company in full.

During the years ended December 31, 2017, 2016 and 2015, the Company paid operating expenses on behalf of Tide in the amount of $44, $246,598 and $6,422, respectively, and Tide repaid the Company in the amount of $0, $252,847 and $0, respectively.

During the year ended December 31, 2017, the Company paid operating expense on behalf of TDH Group BVBA in the amount of $444.

II)	Collection of accounts receivable by related parties

The balances of due from TDH Group BVBA and Rongfeng Cui represent overseas trade receivables collected by the two parties on behalf of the Company.

During the years ended December 31, 2017 and 2016, TDH Group BVBA collected overseas sales receivables on behalf of the Company in the amount of $280,602 and $130,364, among which $852 and $94,552 was transferred back to the Company, respectively. In April 2018, TDH Group BVBA transferred additional $236,742 to the Company.

During the years ended December 31, 2017 and 2016, Rongfeng Cui collected overseas trade receivables on behalf of the Company in the amount of $194,062 and $113,774, among which $3,506 and $0 was transferred to the Company, respectively. During the years ended December 31, 2017 and 2016, due from Rongfeng Cui was settled with payables to Rongfeng Cui in the amount of $72,685, and $113,774, respectively. In addition, the Company, Rongfeng Cui and Yanjuan Wang agreed to settle the balance due from Rongfeng Cui with payables to Yanjuan Wang in the amount of $86,405.

III)	Loans to related parties

During the years ended December 31, 2016 and 2015, the Company made loans to Kangkang in the amount of $3,462 and $1,207,002, respectively, and Kangkang repaid the loans to the Company in the amount of $592,752 and $1,348,414, respectively.

During the years ended December 31, 2016 and 2015, the Company made loans to Like in the amount of $2,157,621 and $2,446,338, respectively, and Like repaid the loans to the Company in the amount of $2,456,402 and $1,412,790, respectively.

During the year ended December 31, 2015, the Company directly made loans to Rongfeng Cui in the amount of $2,281,903, and instructed Kangkang and Like to make additional loans to Rongfeng Cui in the amount of $658,233 and $1,412,790, respectively, in lieu of repaying to the Company.

Certain loans made to Kangkang, Like, and Rongfeng Cui prior to August 2016 were lack of business purpose in nature. Per Section 402 of Sarbanes-Oxley Act of 2002, loans to certain related parties were deemed as prohibited transactions for U.S. public companies. The loans were made prior to the Company filing a registration statement with the SEC to go public in the U.S. The loans were repaid to the Company in full as of December 31, 2016.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2017	2016
Huangdao Ding Ge Zhuang Kangkang Family Farm	$-	$387
Qingdao Saike Environmental Technology Co., Ltd.	6,148	-
Phillip Zou	1,000	-
Yanjuan Wang	29,878	783,291
Rongfeng Cui	308,847	284,602
Xiaomei Wang	-	52,422
Total	$345,873	$1,120,702

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expense paid by related parties on behalf of the Company as well as loans the Company obtained from related parties for working capital purposes. The loans owed to the related parties are unsecured, non-interest bearing and payable on demand.

During the years ended December 31, 2017 and 2016, the Company obtained loans from Yanjuan Wang in the amount of $0 and $2,694,566, respectively, and the Company repaid Yanjuan Wang in the amount of $594,939, and $1,752,220, respectively.

During the years ended December 31, 2017, 2016 and 2015, the Company obtained loans from Rongfeng Cui in the amount of $1,109,960, $443,871 and $951,906, and repaid Rongfeng Cui in the amount of $1,092,138, $1,203,819 and $0, respectively. Rongfeng Cui paid the expenses on behalf of the Company in the amount of $59,790 and $41,859 during the years ended December 31, 2017 and 2016, respectively.

Sales to related party and advance from related party

The Company made sales to Like in the amount of $506,495 and incurred corresponding cost of sales of $399,177 during the year ended December 31, 2017, which was included in cost of revenues – related party. Account receivable in the amount of $576,520 from Like was collected, and the Company, Like and Yanjuan Wang agreed to settle balance of account receivable of $11,233 from Like with payable to Yanjuan Wang during the year ended December 31, 2017. Like also made prepayment to the Company for future purchases and the balance of advance from customer - Like was $7,520 as of December 31, 2017.

Purchase from related parties and accounts payable to related parties

During the year ended December 31, 2016, the Company consigned Like to process raw materials. The total consignment processing cost was $490,388, which was settled with loans to Like in full.

The Company purchased financial application software from Yinhe Jiutian in the amount of $5,059 and $138,943 during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the payables to Yinhe Jiutian was $120,020 and $111,139, respectively.

The Company purchased raw materials from Kangkang Family Farm in the amount of $30,191 and $13,818 during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the balance of payables to Kangkang Family Farm was $31,354 and $0, respectively. During the years ended December 31, 2017 and 2016, raw materials purchased from Kangkang Family Farm in the amount of $740 and $6,616, respectively, were included in cost of revenues.

The Company purchased finished goods from Zhenyu in the amount of $163,127 during the year ended December 31, 2017. As of December 31, 2017, the balance of payables to Zhenyu was $924. During the year ended December 31, 2017, $43,762 of finished goods purchased from Zhenyu was sold and included in cost of revenues.

Operating lease with related parties

On December 31, 2014, the Company entered into a lease agreement with Runrang Cui, CEO’s father, to lease a 2,000 square meters factory, located at Big Cuijiazhuang Village, Zhangjialou Town, Huangdao District, Qingdao City, Shandong Province, PRC. The lease starts from January 1, 2015 with a term of three years. The lease payment is RMB36,000 (approximately $5,800) for the year ended December 31, 2015, RMB38,160 (approximately $5,700) for the year ended December 31, 2016 and RMB40,450 (approximately $6,000) for the year ended December 31, 2017. The Company renewed the lease on January 1, 2018 with a lease term of three years. The annual lease payment is RMB160,000 (approximately $23,700) for the year ended December 31, 2018, RMB169,600 (approximately $25,100) for the year ended December 31, 2019 and RMB179,776 (approximately $26,600) for the year ended December 31, 2020.

On December 31, 2014, the Company entered into a lease agreement with Rongfeng Cui to lease a 136.8 square meters office space, located at Room 722, Block B, World Trade Center, Hongkong Zhong Road, Shinan District, Qingdao City, Shandong Province, PRC. The lease starts from January 1, 2015 with a term of three years. The lease payment is RMB12,000 (approximately $1,900) for the year ended December 31, 2015, RMB12,720 (approximately $1,900) for the year ended December 31, 2016 and RMB13,483 (approximately $2,000) for the year ended December 31, 2017. The Company renewed the lease on January 1, 2018 with a lease term of three years. The annual lease payment is RMB66,000 (approximately $9,800) for the year ended December 31, 2018, RMB69,960 (approximately $10,400) for the year ended December 31, 2019 and RMB74,158 (approximately $11,000) for the year ended December 31, 2020.

On December 25, 2015, the Company entered into a lease agreement with Rongfeng Cui to lease a 133.19 square meters office located at Room 07E, Floor 7, Block B, Shilibao Jia #3, Chaoyang District, Beijing City, PRC. The lease starts from January 1, 2016 with a term of two years. The lease payment is RMB144,000 (approximately $23,100) per annum for the years ended December 31, 2016 and 2017. The Company renewed the lease on January 1, 2018 with a lease term of three years. The annual lease payment is RMB190,000 (approximately $28,100) for the year ended December 31, 2018, RMB201,400 (approximately $29,800) for the year ended December 31, 2019 and RMB213,484 (approximately $31,600) for the year ended December 31, 2020.

On December 25, 2015, the Company entered into a lease agreement with Rongfeng Cui to lease a 406.97 square meters office located at Room 1902 - 1903, Financial Square, 215 Zhuhai East Road, Jiaonan District, Qingdao City, PRC. The lease starts from January 1, 2016 with a term of two years. The lease payment is RMB180,000 (approximately $27,100) for the year ended December 31, 2016 and RMB190,800 (approximately $28,200) for the year ended December 31, 2017. The Company renewed the lease on January 1, 2018 with a lease term of three years. The annual lease payment is RMB190,800 (approximately $28,200) for the year ended December 31, 2018, RMB202,248 (approximately $29,900) for the year ended December 31, 2019 and RMB214,383 (approximately $31,700) for the year ended December 31, 2020.

On January 5, 2016, the Company entered into a lease agreement with Rongbing Cui, the CFO of the Company, to lease a 406.97 square meters office located at Room 1809, Financial Square, 215 Zhuhai East Road, Huangdao District, Qingdao City, PRC. The lease starts from January 1, 2016 with a term of three years. The lease payment is RMB140,000 (approximately $21,000) per annum.

In September 2017, the Company signed a lease agreement with Saike to lease a 2,793.05 square meters plant located at 201Shiqian Village, Ducun Town, Jiaozhou City, Shandong Province, PRC. The lease starts from September 11, 2017 to September 10, 2027. The annual rent is RMB120,000 (approximately $18,000) throughout the lease term.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Dividend Policy

The holders of shares of our common shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, the operating companies may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, for the calendar quarters indicated and through March 31, 2018, the quarterly high and low sale prices for our shares, as reported on NASDAQ Stock Market.

	Shares
	High	Low

Monthly Highs and Lows
September 2017	16.80	6.02
October 2017	31.75	13.00
November 2017	28.80	5.86
December 2017	11.11	5.10
January 2018	6.28	4.46
February 2018	5.06	3.86
March 2018	5.19	4.15

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the NASDAQ Stock Market under the symbols PETZ, since September 21, 2018, following the completion of our initial public offering.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement on Form F-1 initially filed with the SEC on August 11, 2017 (File No.: 333-219896), which section is incorporated herein by reference.

C.	Material Contracts

None

D.	Exchange controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, last amended in February 2017 and became effective as of January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (the “Certifying Measures”), which retroactively became effective on January 1, 2008 and was amended on January 29, 2016. Under the EIT Law and the Certifying Measures, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Tiandihui was granted the high and new technology enterprise (“HNTE”) qualification valid until the yearend of December 2018. There can be no assurance, however, that Tiandihui will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Tiandihui’s “high and new technology enterprise” status in the future. Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Tiandihui and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

●	the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC;
●	its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC;
●	its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and
●	more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC.

We do not believe that we meet the conditions outlined in the preceding paragraph since Tiandihui does not have a PRC enterprise or enterprise group as our primary controlling shareholder. In addition, we are not aware of any offshore holding companies with a corporate structure similar to the Company that has been deemed a PRC “resident enterprise” by the PRC tax authorities.

If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our Chinese subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC Business Tax and VAT

Pursuant to the Provisional Regulation of China on Business Tax last amended on November 10, 2008 and effective as of January 1, 2009 and the Detailed Rules for the Implementation of the Provisional Regulation of China on Business Tax last amended on October 28, 2011 and effective as of November 1, 2011, all entities and individuals engaged in providing taxable services, transfer of intangible assets or the sale of real estate are subject to business tax. Pursuant to the Provisional Regulations on Value-added Tax (VAT) of the PRC last amended on February 6, 2016 and became effective from January 1, 2009 and the Detailed Rules for the Implementation of the Provisional Regulation of China on VAT last amended on October 28, 2011 and effective as of November 1, 2011,all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated as “output VAT” minus “input VAT”, and the rate of VAT is 13% for sales of our goods as determined by State Administration of Taxation.

People’s Republic of China Taxation

Under the EIT law and EIT Rules, both of which became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Certifying Measures, which retroactively became effective on January 1, 2008 and was amended on January 29, 2016 provide that certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Tiandihui was granted the HNTE qualification valid for three years commencing on December 2, 2016. There can be no assurance, however, that Tiandihui will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Tiandihui’s “high and new technology enterprise” status in the future. We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and Rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC Subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has tax treaty with China that provides for a different withholding arrangement.

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of common shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act. There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges. There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to mark to market;
●	U.S. expatriates;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of our voting shares;
●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or
●	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Dividends and Other Distributions on our Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, to the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, our common shares will be considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States when they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this Annual Report.

Dividends on our common shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Taxation of Dispositions of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of shares equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for the capital gains tax rate of 20% (or lower for individuals in lower tax brackets). The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2017. Our actual PFIC status for the current taxable years ending December 31, 2017 will not be determinable until after the close of such year and, accordingly, there is no guarantee that we will not be a PFIC for the current year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. The tax liability for amounts allocated to such years cannot be offset by any net operating losses for such years, and gains realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

United States Federal Income Taxation

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax matters related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based on laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws. The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

F.	Dividends and paying agents

Not required.

G.	Statement by experts

Not required.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC.

In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. In 2017, we had $1.52 million weighted average outstanding bank loans, with weighted average effective interest rate of 6%. In the year 2016, we had $1.65 million weight average outstanding bank loans, with weighted average effective interest rate of 6%.

As of December 31, 2017, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 13,200 ($2,029) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

As of December 31, 2016, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 18,000 ($2,592) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

Foreign Currency Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB appreciated against the U.S. dollar by 6% in 2017 and depreciated by 7.0% in 2016. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars, Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2017. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2017 were effective.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Changes in Internal Controls over Financial Reporting

During the period covered by this annual report on Form 20-F, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Lei Wang is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.	CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, www.tdhpetfood.com. The information on our corporate website is not a part of this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Malone Bailey LLP for the periods indicated:

	December 31, 2016	December 31, 2017
Audit Fees	$150,000	$260,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$150,000	$260,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in 2017.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE

None.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement (5)
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (3).
10.1	Employment Agreement between the Registrant and its CEO (5).
10.2	Employment Agreement between the Registrant and its CFO (5).
10.3	Form of Indemnification Escrow Agreement (3).
10.4	English Translation of Sweet Potato Purchase Agreement (2).
10.5	English Translation of 2015 PSBC Facility Agreement (2).
10.6	English Translation of 2017 PSBC Facility Agreement (2).
10.7	English Translation of 2015 PSBC Working Capital Loan Contract (2).
10.8	English Translation of 2017 PSBC Working Capital Loan Contract (2).
10.9	English Translation of ICBC Online Revolving Loan Contract (2).
10.10	English Translation of the Beijing Jingdong Century Trading Co., Ltd. Food Purchase Agreement (3).
10.11	Form of Lockup Agreement (3).
10.12	English Translation of ICBC Revolving Loan Agreement (4).
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (3).
21.1	List of Subsidiaries of the Registrant (5).
99.1	Charter of the Audit Committee (3).
99.2	Charter of the Compensation Committee (3).
99.3	Charter of the Nominating Committee (3).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference from the previously filed as part of the registration statement DRS F-1 filed with the SEC on March 30, 2017.
(2)	Incorporated by reference from the previously filed as part of the registration statement DRS F-1 filed with the SEC on May 24, 2017.
(3)	Incorporated by reference from the previously filed as part of the registration statement DRS F-1 filed with the SEC on June 23, 2017.
(4)	Incorporated by reference from the previously filed as part of the registration statement Form F-1 (File No. 333-219896) filed with the SEC on August 11, 2017.
(5)	Incorporated by reference from the previously filed as part of the registration statement Form F-1 (File No. 333-219896) filed with the SEC on August 30, 2017.
(6)	Incorporated by reference from the previously filed as part of the registration statement Form F-1 (File No. 333-219896) filed with the SEC on September 13, 2017.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDH Holdings, Inc.

April 30, 2018	By:	/s/ Cui Rongfeng
		Name:	Cui Rongfeng
		Title:	Chief Executive Officer (Principal Executive Officer)

TDH Holdings, Inc.

April 30, 2018	By:	/s/ Cui Rongbing
		Name:	Cui Rongbing
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

TDH HOLDINGS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

TDH Holdings, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TDH Holdings, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2017, and 2016, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2016.

Houston, Texas

April 30, 2018

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,346,109	$1,145,103
Restricted cash, current	797,668	707,120
Accounts receivable	1,932,924	865,491
Advances to suppliers	633,554	711,751
Inventories	9,135,332	5,973,124
Due from related parties	361,961	35,842
Prepayments and other current assets	371,796	383,932
Total current assets	15,579,344	9,822,363
NON-CURRENT ASSETS:
Restricted cash, non-current	500,000	-
Property, plant and equipment, net	3,520,373	3,306,735
Land use rights, net	211,023	110,821
Total non-current assets	4,231,396	3,417,556
Total assets	$19,810,740	$13,239,919

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,734,110	$3,262,375
Account payable - related parties	152,298	111,139
Notes payable	1,377,106	1,414,232
Advances from customers	231,230	802,339
Advances from customers - related party	7,520	-
Short term loans	1,402,514	1,728,185
Taxes payable	13,562	124,829
Due to related parties	345,873	1,120,702
Other current liabilities	392,435	409,571
Total current liabilities	8,656,648	8,973,372
NON-CURRENT LIABILITIES:
Deferred tax liabilities	5,810	13,795
Total liabilities	8,662,458	8,987,167
STOCKHOLDERS’ EQUITY
Common stock ($0.001 par value; 200,000,000 shares authorized; 9,423,750 and 7,900,000 shares issued and outstanding at December 31, 2017 and 2016)	9,424	7,900
Additional paid-in capital	9,947,084	4,406,561
Stock subscription receivable	(100,000)	(927,730)
Statutory reserves	160,014	140,570
Retained earnings	823,474	727,807
Accumulated other comprehensive income (loss)	308,286	(102,356)
Total stockholders’ equity	11,148,282	4,252,752
Total liabilities and stockholders’ equity	$19,810,740	$13,239,919

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2017	2016	2015

Net revenues	$28,473,016	$24,443,736	$16,312,274
Net revenues - related party	506,495	-	-
Total revenues	28,979,511	24,443,736	16,312,274
Cost of revenues	20,283,321	17,368,249	12,289,773
Cost of revenues - related party	399,177	-	-
Total cost of revenues	20,682,498	17,368,249	12,289,773
Gross profit	8,297,013	7,075,487	4,022,501
Operating expenses:
Selling expense	4,882,367	3,439,843	1,820,700
General and administrative expense	2,095,676	1,407,787	931,107
Research and development expense	1,051,665	1,076,568	593,962
Total operating expenses	8,029,708	5,924,198	3,345,769
Income from operations	267,305	1,151,289	676,732
Interest expense	(82,946)	(102,274)	(117,366)
Government subsidies	414	21,912	22,116
Other income	19,305	51,535	156,908
Other expense	(144,069)	(23,490)	(2,056)
Total other income (expenses)	(207,296)	(52,317)	59,602
Income before income taxes provision (benefit)	60,009	1,098,972	736,334
Income tax provision (benefit)	(55,102)	89,801	269,581
Net income	$115,111	$1,009,171	$466,753
Comprehensive income
Net income	$115,111	$1,009,171	$466,753
Other comprehensive income (loss)
Foreign currency translation adjustment	410,642	(221,418)	(143,434)
Total comprehensive income	$525,753	$787,753	$323,319

Earnings per common share
Basic	$0.01	$0.13	$0.06
Diluted	$0.01	$0.13	$0.06
Weighted average common shares outstanding
Basic	8,303,853	7,900,000	7,900,000
Diluted	8,303,853	7,900,000	7,900,000

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Number of Shares	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance, December 31, 2014	7,900,000	$7,900	$2,691,224	$-	$-	$(607,547)	$262,496	$2,354,073
Net income						466,753		466,753
Issuance of common shares			10					10
Statutory Reserves					39,923	(39,923)		-
Foreign currency translation adjustment							(143,434)	(143,434)
Balance, December 31, 2015	7,900,000	7,900	2,691,234	-	39,923	(180,717)	119,062	2,677,402
Net income						1,009,171		1,009,171
Issuance of common shares			4,687,153					4,687,153
Stock subscription receivable				(927,730)				(927,730)
Distribution in connection with acquisition of a subsidiary			(2,880,000)					(2,880,000)
Liabilities assumed in connection with acquisition of a subsidiary			(91,826)					(91,826)
Statutory Reserves					100,647	(100,647)		-
Foreign currency translation adjustment							(221,418)	(221,418)
Balance, December 31, 2016	7,900,000	7,900	4,406,561	(927,730)	140,570	727,807	(102,356)	4,252,752
Net income						115,111		115,111
Issuance of common shares	1,523,750	1,524	5,540,523					5,542,047
Collection of stock subscription receivable				827,730				827,730
Statutory Reserves					19,444	(19,444)		-
Foreign currency translation adjustment							410,642	410,642
Balance, December 31, 2017	9,423,750	$9,424	$9,947,084	$(100,000)	$160,014	$823,474	$308,286	$11,148,282

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities
Net income	$115,111	$1,009,171	$466,753
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	364,170	256,104	266,534
Bad debt provision	18,201	-	-
Deferred income tax liability	(8,581)	(127)	15,513
Loss on disposal of property, plant and equipment	1,783	-	7,410
Changes in operating assets and liabilities:
Accounts receivable	(971,831)	(609,099)	336,193
Accounts receivable - related party	(10,817)	-	-
Inventories	(2,658,359)	(3,316,762)	(2,136,489)
Due to related parties	5,920
Advances to suppliers	121,360	(610,215)	492,800
Prepayments and other current assets	18,197	(223,632)	167,519
Accounts payable	1,174,363	1,321,954	(482,510)
Accounts payable - related parties	32,440	-
Notes payable	(127,275)	284,510	32,109
Taxes payable	(115,219)	(85,139)	139,153
Advances from customers	(601,855)	513,456	(92,736)
Advances from customers - related party	7,241	-
Other current liabilities	(39,785)	(29,339)	87,013
Net cash used in operating activities	(2,674,936)	(1,489,118)	(700,738)
Cash flows from investing activities
Payments to acquire property, plant and equipment	(227,900)	(9,002)	(231,939)
Proceeds from disposal of property, plant and equipment	2,012	-	-
Payments to acquire land use rights	(103,596)	-	-
Loans to related parties	(533,242)	(2,543,946)	(5,941,665)
Repayments from related parties	15,443	3,400,799	5,790,092
Change in restricted cash	(541,426)	96,337	73,851
Net cash provided by (used in) investing activities	(1,388,709)	944,188	(309,661)
Cash flows from financing activities
Proceeds from issuance of common shares	5,542,047	3,759,423	10
Collection of stock subscription receivable	827,730	-	-
Capital distribution in connection with acquisition of a subsidiary	-	(2,880,000)	-
Proceeds from related parties	1,073,961	3,503,190	971,575
Repayments to related parties	(1,767,391)	(3,310,849)	(56)
Proceeds from short term loans	2,077,219	1,806,411	3,243,000
Repayments of short term loans	(2,494,793)	(1,806,411)	(2,713,203)
Net cash provided by financing activities	5,258,773	1,071,764	1,501,326
Effect of exchange rate changes on cash and cash equivalents	5,878	(33,411)	(29,581)
Net change in cash and cash equivalents	1,201,006	493,423	461,346
Cash and cash equivalents, beginning of the year	1,145,103	651,680	190,334
Cash and cash equivalents, end of the year	$2,346,109	$1,145,103	$651,680

Supplemental cash flow information
Interest paid	$82,234	$102,274	$117,366
Income taxes paid	$59,927	$102,036	$103,436

Non-cash investing and financial activities
Operating expenses paid by related parties	$85,837	$68,679	$84,842
Property, plant and equipment transferred from construction in progress	$-	$34,721	$44,819
Liabilities assumed in connection with purchase of property, plant and equipment	$133,229	$295,280	$46,786
Liabilities assumed in connection with acquisition of a subsidiary	$-	$91,826	$-
Accounts payable settled with loans to related parties	$-	$490,388	$-
Receivables from related parties settled with payables to related parties	$169,906	$92,402	$-
Debt paid by the related party in lieu of repayment to the Company	$-	$-	$125,225

The accompanying footnotes are an integral part of these financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

TDH Holdings, Inc. (“TDH Holdings”) was incorporated on September 30, 2015 under the laws of the British Virgin Islands. On November 4, 2015, TDH Holdings incorporated a wholly owned subsidiary, TDH HK Limited (“TDH HK”) in Hong Kong for the purpose of being a holding company for the equity interest in Qingdao Tiandihui Foodstuffs Co., Ltd. (“Tiandihui”). On September 9, 2016, TDH Holdings incorporated TDH Petfood LLC, a Nevada limited liability company, which TDH Holdings holds 99% equity interest. TDH Petfood LLC does not own any material assets or liabilities. Other than the equity interest in TDH HK and TDH Petfood LLC, TDH Holdings does not conduct any operations or own any material assets or liabilities. TDH HK does not conduct any operations or own any material assets or liabilities except for cash and the 100% of the equity interest of Tiandihui which it acquired on February 21, 2016.

Tiandihui was founded in Qingdao City, Shandong Province, People’s Republic of China (“PRC”) on April 22, 2002 as a limited liability company. As of December 31, 2017, Tiandihui had two wholly owned subsidiaries: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (“Chongai jiujiu”), which was incorporated on March 3, 2011, in Beijing City, the Capital of PRC, and Qingdao Kangkang Development Co., Ltd. (“Kangkang Development”), which was incorporated on August 9, 2016, in Qingdao City, Shandong Province, PRC. Tiandihui and its wholly owned subsidiaries are engaged in the business of development, manufacture, sales of high quality pet food under our own formula patent. Our products are produced at Tiandihui facility and sold to the pet owners in PRC and to the retailers and wholesalers throughout worldwide.

On February 21, 2016, TDH HK entered into an equity transfer agreement with Rongfeng Cui and his wife Yanjuan Wang, the shareholders of Tiandihui at the time, to acquire 100% of the equity interests in Tiandihui (“reorganization”).

On July 19, 2016, Tiandihui acquired 100% shares of Chongai Jiujiu from Rongfeng Cui and Yanjuan Wang with a consideration of $87,849 (RMB610,000). The acquisition of Chongai Jiujiu is a transaction between entities under common control.

On November 14, 2017, a 55% owned subsidiary of the Company, Yichong (Qingdao) Technology Co., Ltd. (“Yichong”) was incorporated in Qingdao City, PRC. Yichong had no operation during the year ended December 31, 2017.

On November 29, 2017, a 55% owned subsidiary of the Company, Qingdao Lingchong Information Technology Co., Ltd. (“Lingchong”) was incorporated in Qingdao City, PRC. Lingchong had no operation during the year ended December 31, 2017.

As a result, TDH HK, TDH Petfood LLC, Tiandihui, Chongai Jiujiu, Kangkang Development, Yichong and Lingchong are referred to as subsidiaries. TDH Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Immediately before and after the reorganization, the shareholders of Tiandihui controlled Tiandihui and TDH Holdings. Therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying audited financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC (“PRC GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company to present them in conformity with U.S. GAAP.

The accompanying consolidated financial statements as of December 31, 2017 and 2016 consolidate the financial statements of TDH Holdings, its 100% owned subsidiary TDH HK, 99% owned subsidiary TDH Petfood LLC, 100% owned subsidiary Tiandihui, and Tiandihui’s 100% owned subsidiaries Chongai Jiujiu and Kangkang Development, 55% owned subsidiaries Yichong and Lingchong. No noncontrolling interest was recognized since TDH Petfood LLC, Lingchong and Yichong did not have any operations during the years ended December 31, 2017 and 2016, and all significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK and TDH Petfood LLC is United States dollar. The functional currency of Tiandihui, Chongai Jiujiu, Kangkang Development, Yichong and Lingchong is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

The consolidated balance sheet amounts, with the exception of equity at December 31, 2017 and 2016 were translated at RMB 6.5064 and RMB 6.9437 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the years ended December 31, 2017 and 2016 were RMB 6.7570 and RMB 6.6430 to $1.00, respectively.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings or financial position.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, valuation of inventories and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in time deposits and highly liquid investments purchased with original maturities of three months or less. The Company has no cash equivalents balances as of December 31, 2017 and 2016.

Restricted Cash

Restricted cash, current mainly represents bank deposits used to pledge the bank acceptance notes and bank letters of credit. The Company entered into credit agreements with commercial banks in China (“endorsing banks”) which agree to provide credit within stipulated limits. Within the stipulated credit limits, the Company can issue bank acceptance notes and letters of credit to its suppliers as payments for the purchases. In order to issue bank acceptance notes and letters of credit, the Company is generally required to make initial deposits to the endorsing banks in amounts of certain percentage of the face amount of the bank acceptance notes or letters of credit to be issued by the Company. The cash in such accounts is restricted for use over the terms of the bank acceptance notes and letters of credits, which are normally three to six months.

Restricted cash, non-current represents deposits in an escrow account pursuant to an escrow indemnification agreement in connection with the Company’s initial public offering to satisfy the potential indemnification obligations arising during an escrow period of two years following September 25, 2017.

Accounts Receivable

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

As of December 31, 2017 and 2016, the Company had accounts receivable of $1,932,924 and $865,491, respectively.

The Company had no allowance for doubtful accounts as of December 31, 2017 and 2016, and had no bad debt expenses for trading accounts receivables occurred for the years then ended.

Inventories

Inventories, consisting of raw materials, low-valued consumables, work in progress, goods sold in transit and finished goods, are stated at the lower of cost or market value utilizing the weighted average method. The valuation of inventory requires us to estimate excess and slow-moving inventory. We evaluate the recoverability of our inventory based on assumption about expected demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment, are stated at cost less depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Estimated useful lives are as follows:

Machinery equipment	5 - 20 years
Computer software	10 years
Electronic equipment	5 - 10 years
Office equipment	5 - 10 years
Motor vehicles	5 - 10 years
Buildings	20 - 50 years

Construction in progress mainly represents expenditures with respect of the Company’s factory under construction. All direct costs relating to the acquisition or construction of the Company’s factory are capitalized as construction in progress. Construction in progress is not depreciated until the asset is placed in service.

Land Use Rights

According to the law of PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government for a specified period of time. Land use rights are being amortized using the straight-line method over the periods the rights are granted.

Impairment of Long-Lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. For the years ended December 31, 2017 and 2016, the Company did not record any impairment charges on long-lived assets.

Fair Value of Financial Instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which fair value option was not elected.

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, current, accounts receivable, inventories, advances to suppliers, prepayments and other current assets, accounts payable, notes payables to vendors, advances from customers, taxes payable, other current liabilities and short-term loans, the carrying amounts approximate their fair values due to the short maturities. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2017 and 2016.

Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of income on a straight-line basis over the lease period.

Earnings per Share

Basic earnings per common share is computed by dividing net earnings attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to common shareholders by the sum of the weighted average number of common shares outstanding and dilutive potential common shares during the period. Potentially dilutive common shares consist of common shares warrants using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Revenue Recognition

Pursuant to the guidance of ASC Topic 605 and ASC Topic 360, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. Revenue consists of the invoiced value for the sales net of value-added tax (“VAT”), business tax, applicable local government levies and returns. The Company does not provide rebate, pricing protection or any other concessions to its customers. For the years ended December 31, 2017, 2016 and 2015, the Company had immaterial sales returns and no discounts.

Government Grants

Government grants include cash subsidies as well as other subsidies received from the PRC government by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of income and comprehensive income when cash is received and the relevant performance criteria specified in the grant are met.

Research and Development

Research and development costs are expensed as incurred. The costs primarily consist of raw materials used and salaries paid for the development and improvement of the Company’s products.

Selling Expenses

Selling expenses consist primarily of advertising, salaries and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expense as incurred.

Shipping and handling expenses amounted to $1,162,827, $836,561 and $516,409 for the years ended December 31, 2017, 2016 and 2015, respectively.

Advertising costs amounted to $215,399, $84,667 and $56,544 for the years ended December 31, 2017, 2016 and 2015, respectively.

Income Taxes

The Company accounts for income taxes under the provision of FASB ASC 740-10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Comprehensive Income/Loss

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustment. As of December 31, 2017 and 2016, the only component of accumulated other comprehensive income/loss was foreign currency translation adjustment.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, restricted cash, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of the customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)”. Under ASU 2014-09, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted for periods beginning after December 15, 2016. The Company elected to adopt the new standard effective January 1, 2018.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company elected adopting the standard using the modified retrospective method.

The Company has identified its revenue streams and assessed each for the impacts. The Company expects the adoption of Topic 606 will have impact on one revenue stream. Specifically, under the standard the Company expects to recognize revenue generated from products sold to certain E-commerce platforms at the time products are delivered rather than when the price is determined and mutually agreed upon between the Company and the E-commerce platforms, usually at a later time after products delivery. The Company planned to recognize the cumulative effect of initially applying the new standard as an adjustment to the opening balance of retained earnings. The Company does not expect this adjustment to be material.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 eliminate the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted this amendment effective January 1, 2017. The adoption did not have any impact on our consolidated financial statements and related disclosures other than reclassification of current deferred tax items to non-current for all periods presented.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under ASU 2016-02, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use (ROU) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach.

The standard will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company plans to adopt the standard effective January 1, 2019. The Company anticipates this standard will have a material impact on the Company’s consolidated balance sheets. However, the Company does not expect adoption will have a material impact on the Company’s consolidated statements of income. While the Company is continuing to assess potential impacts of the standard, the Company currently expects the most significant impact will be the recognition of ROU assets and lease liabilities for operating leases.

In January 2017, the FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323)”. This pronouncement amends the SEC’s reporting requirements for public filers in regard to new accounting pronouncements or existing pronouncements that have not yet been adopted. Companies are to provide qualitative disclosures if they have not yet implemented an accounting standards update. Companies should disclose if they are unable to estimate the impact of a specific pronouncement, and provide disclosures including a description of the effect on accounting policies that the registrant expects to apply. These provisions apply to all pronouncements that have not yet been implemented by registrants. There are additional provisions that relate to corrections to several other prior FASB pronouncements. The Company has incorporated language into other recently issued accounting pronouncement notes, where relevant for the corrections in ASU 2017-03. The Company is implementing the updated SEC requirements on not yet adopted accounting pronouncements with these consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05, “Income Taxes (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No.118”. This ASU adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Cuts and Jobs Act was signed into law. The amendments are effective upon addition to the FASB Accounting Standards Codification. The Company is currently evaluating the impact of the adoption of this guidance on the Consolidated Financial Statements.

Note 3 – RESTRICTED CASH

Restricted cash, current

Restricted cash, current represents the bank deposits used to pledge the bank acceptance notes and letters of credit issued by the Company.

The cash is restricted for use over the terms of the bank acceptance notes and was used directly to settle the liabilities when the bank acceptance notes or letters of credit became due.

As of December 31, 2017 and 2016, the Company had notes payable of $1,377,106 and $1,414,232, respectively.

The notes payable issued during the year ended December 31, 2017 were secured by the land use right and real property of Qingdao Saike Environmental Technology Co., Ltd., a related party, and real property of Rongfeng Cui, Principal shareholder, Chairman of the Board and CEO of the Company, and Yanjuan Wang, CEO’s wife, and guaranteed by Rongfeng Cui. The notes payable issued during the year ended December 31, 2016 were secured by the land use right and real property of Qingdao Saike Environmental Technology Co., Ltd.

As of December 31, 2017 and 2016, the Company had non-cancellable letters of credit outstanding in the amount of $97,200, and $0, respectively.

Restricted cash, non-current

In connection with its initial public offering, the Company agreed to deposit $500,000 in a non-interest bearing escrow account to satisfy the potential indemnification obligations for two years following September 25, 2017, which is presented as restricted cash, non-current. Also see Note 10.

Note 4 – INVENTORIES

As of December 31, 2017 and 2016, inventories consisted of the following:

	December 31, 2017	December 31, 2016
Raw materials	$2,392,731	$1,822,614
Work in progress	4,106,837	1,911,656
Finished goods	2,635,764	2,238,854
Total	$9,135,332	$5,973,124

The work in progress and finished goods held by third parties were $1,356,461 and $208,731 as of December 31, 2017, respectively. The work in progress and finished goods held by third parties were $308,742 and $103,024 as of December 31, 2016, respectively.

Note 5 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2017 and 2016, property, plant and equipment consisted of the following:

	December 31,	December 31,
	2017	2016
Machinery equipment	$3,357,637	$3,095,665
Electronic equipment	70,421	65,412
Office equipment	229,978	201,533
Vehicles	79,385	102,024
Buildings	964,504	903,761
Leasehold Improvement	262,648	-
Total property, plant and equipment	4,964,573	4,368,395
Less: accumulated depreciation	(1,444,200)	(1,061,660)
Property, plant and equipment, net	$3,520,373	$3,306,735

Depreciation expense for the years ended December 31, 2017, 2016 and 2015 was $349,887, $252,957 and $263,177, respectively.

As of December 31, 2017 and 2016, a building with net book values of $555,070, and $533,935, respectively, was pledged as collateral under certain loan arrangements (see Note 7).

Note 6 – LAND USE RIGHTS

	December 31, 2017	December 31, 2016
Land use rights	$232,550	$117,094
Accumulated depreciation	(21,527)	(6,273)
Land use rights, net	$211,023	$110,821

During the years ended December 31, 2017, 2016 and 2015, amortization expense amounted to $14,283, $3,147 and $3,357, respectively. The Company expects to record amortization expense of $5,000, $5,000, $5,000, $5,000, $5,000 and $157,000 for 2018, 2019, 2020, 2021, 2022 and thereafter, respectively.

As of December 31, 2017 and 2016, land use right with net book values of $115,056 and $110,821, respectively, was pledged as collateral under certain loan arrangements (see Note 7).

Note 7 – SHORT TERM LOANS

Short term loans and related guarantees are comprised of the following:

	Guarantors	December 31, 2017	December 31, 2016
Industrial & Commercial Bank of China - Qingdao Shinan Second Branch	Rongfeng Cui, Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”). Yanjuan Wang, Principal shareholder, Rongfeng Cui’s wife	$430,345	705,676
Bank of China, Qingdao HK Road Branch	Rongfeng Cui, Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”). Yanjuan Wang, Principal shareholder, Rongfeng Cui’s wife	-	158,417
China Postal Savings Bank - Qingdao Branch	Rongfeng Cui, Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”). Yanjuan Wang, Principal shareholder, Rongfeng Cui’s wife	-	864,092
China Postal Savings Bank - Weihai Rd. Sub Branch	Rongfeng Cui, Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”). Yanjuan Wang, Principal shareholder, Rongfeng Cui’s wife	922,169	-
TAIJ Capital Limited	None	50,000	-
		$1,402,514,	$1,728,185

Short-term bank loans

On January 29, 2015, the Company borrowed a one-year loan of $308,086 (RMB2,000,000) with interest rate of 7.56% from Industrial Bank – Qingdao Branch, which was repaid in full on January 18, 2016. This loan was secured by the real property of Qingdao Saike Environmental Technology Co., Ltd., a related party, and guaranteed by Rongfeng Cui and Yanjuan Wang.

During the year ended December 31, 2015, the Company borrowed short term loans for an aggregate amount of $1,401,790 (RMB9,100,000) with annual interest rates ranging from 5.75% to 7.5% from Industrial & Commercial Bank of China Qingdao Qingdao Shinan 2nd Sub Branch, and repaid them in full before August 9, 2016.

On August 15, 2016, the Company borrowed a one-year revolving loan of $705,676 (RMB4,900,000) with interest rate of 5.22% from Industrial and Commercial Bank - Qingdao Shinan 2nd Sub Branch. The Company repaid the loan on June 19, 2017. On June 20, 2017, the Company borrowed another one-year revolving loan of $719,508 (RMB4,900,000) from the same bank with interest rate of 5.22% and repaid this loan in full on July 6, 2017.

On July 14, 2017, the Company borrowed a one-year loan of $412,998 (RMB2,800,000) from the same bank with interest rate of 5.22%.

The loans from Industrial and Commercial Bank – Qingdao Shinan 2nd Sub Branch were secured by the real property and land use right of Rongfeng Cui and guaranteed by Rongfeng Cui and Yanjuan Wang.

On May 12, 2015, the Company borrowed a one-year loan of $169,447 (RMB1,100,000) with interest rate of 5.655% from Bank of China, Qingdao Hongkong Road Sub Branch. The Company repaid the loan in full on May 11, 2016. On May 16, 2016, the Company continued to borrow a one-year loan of $158,417 (RMB1,100,000) with annual interest rate of 5.655% from the same bank. The Company repaid the loan in full on April 27, 2017. The loans from Qingdao Hongkong Road Sub Branch were secured by the real property of Rongfeng Cui and Yanjuan Wang and guaranteed by Rongfeng Cui and Yanjuan Wang.

On March 29, 2016, the Company borrowed a one-year loan of $288,031 (RMB2,000,000) with annual interest rate of 6.09% from Postal Savings Bank – Qingdao Branch. The Company repaid the loan in full on March 24, 2017. This loan was guaranteed by Rongfeng Cui and Yanjuan Wang.

On January 16, 2015, the Company borrowed a one-year loan of $616,171 (RMB4,000,000) with annual interest of 7% from China Postal Savings Bank - Qingdao Branch. The Company repaid the loan on November 23, 2015. The Company continued to borrow another one-year loan of $616,171 (RMB4,000,000) with annual interest of 6.09% on November 30, 2015. The Company repaid this loan in full on November 23, 2016. On November 28, 2016, the Company borrowed another one-year loan of $576,062 (RMB4,000,000) with an interest rate 5.655% from Postal Savings Bank – Qingdao Branch. The Company repaid the loan in full on November 21, 2017. These loans were secured by land use right and real property of the Company and guaranteed by Rongfeng Cui and Yanjuan Wang.

On March 29, 2017, the Company borrowed a one-year loan of $290,255 (RMB2,000,000), with annual interest rate of $6.09% from Qingdao Weihai Road Sub Branch. The loan was guaranteed by Rongfeng Cui and Yanjuan Wang.

On December 13, 2017, the Company borrowed another one-year loan of $604,458 (RMB4,000,000) with annual interest rate 5.655% from Qingdao Weihai Road Sub Branch. The loan was secured by real property of the Company and guaranteed by Rongfeng Cui and Yanjuan Wang.

Short-term loans from unrelated party

On September 8, 2017, the Company borrowed unsecured, non-interest bearing funds from a third party in the amount of $50,000. The Company repaid this loan in full on February 1, 2018.

The total interest expenses for the years ended December 31, 2017, 2016 and 2015 were $82,946, $102,274, and $117,366, respectively.

Note 8 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2017, 2016 and 2015 consist of the following:

Name of Related Party	Nature of Relationship
Rongfeng Cui	Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”)

Rongbing Cui	Principal shareholder, Director, Chief Financial Officer (“CFO”), Rongfeng Cui’s brother

Yanjuan Wang	Principal shareholder, Rongfeng Cui’s wife

Runrang Cui	Father of Rongfeng Cui, and owner of Huangdao Dinggezhuang Kangkang Family Farm

Xiaomei Wang	Rongbing Cui’s wife

Phillip Zou	Brother of Hayden Zou, former director of TDH Holdings, Inc.

Qingdao Kangkang Pet Supplies Co., Ltd. (“Kangkang”).	Controlled by Rongfeng Cui, through owning 85% of its equity interest

Tide (Shanghai) Industrial Co. Ltd. (“Tide”).	Owned by Rongfeng Cui and Yanjuan Wang

Qingdao Like Pet Supplies Co., Ltd. (“Like”).	Rongfeng Cui served as CEO, and Shuhua Cui, the sister of Rongfeng Cui, served as the legal person. On May 26, 2016, both Rongfeng Cui and Shuhua Cui resigned from their positions, but still have significant influence on Like.

Qingdao Like Electronic Commerce Co., Ltd. (“Like E-commerce”).	Rongfeng Cui was the former supervisor and shareholder, but still has significant influence on Like.

Qingdao Saike Environmental Technology Co., Ltd. (“Saike”).	Owned by Rongfeng Cui and Yanjuan Wang

Huangdao Ding Ge Zhuang Kangkang Family Farm (“Kangkang Family Farm”)	Controlled by Rongfeng Cui’s father

TDH Group BVBA	A European company solely owned by Rongfeng Cui

Qingdao Yinhe Jiutian Information Technology Co., Ltd. (“Yinhe Jiutian”)	Solely owned by Xiaomei Wang

Zhenyu Trading (Qingdao) Co., Ltd. (“Zhenyu”)	Owner of 45% equity interest in Yichong Technology (Qingdao) Co., Ltd.

Beijing Quanmin Chongai Information Technology Co., Ltd. (“Quanmin Chongai”)	Controlled by Anqi Zhou, a close relative of Rongfeng Cui

Due from related parties

Due from related parties consisted of the following:

	December 31,	December 31,
	2017	2016
Tide (Shanghai) Industrial Co. Ltd.	$46	$-
TDH Group BVBA	329,237	35,842
Rongfeng Cui	32,678	-
Total	$361,961	$35,842

I)	Operating expenses paid on behalf of related parties

During the year ended December 31, 2017, the Company paid operating expenses on behalf of Quanmin Chongai in the amount of $272, and Quanmin Chongai repaid the Company in full.

During the years ended December 31, 2017, 2016 and 2015, the Company paid operating expenses on behalf of Tide in the amount of $44, $246,598 and $6,422, respectively, and Tide repaid the Company in the amount of $0, $252,847 and $0, respectively.

During the year ended December 31, 2017, the Company paid operating expense on behalf of TDH Group BVBA in the amount of $444.

II)	Collection of accounts receivable by related parties

The balances of due from TDH Group BVBA and Rongfeng Cui represent overseas trade receivables collected by the two parties on behalf of the Company.

During the years ended December 31, 2017 and 2016, TDH Group BVBA collected overseas sales receivables on behalf of the Company in the amount of $280,602 and $130,364, among which $852 and $94,552 was transferred back to the Company, respectively. In April 2018, TDH Group BVBA transferred additional $236,742 to the Company.

During the years ended December 31, 2017 and 2016, Rongfeng Cui collected overseas trade receivables on behalf of the Company in the amount of $194,062 and $113,774, among which $3,506 and $0 was transferred to the Company, respectively. During the years ended December 31, 2017 and 2016, due from Rongfeng Cui was settled with payables to Rongfeng Cui in the amount of $72,685, and $113,774, respectively. In addition, the Company, Rongfeng Cui and Yanjuan Wang agreed to settle the balance due from Rongfeng Cui with payables to Yanjuan Wang in the amount of $86,405.

III)	Loans to related parties

During the years ended December 31, 2016 and 2015, the Company made loans to Kangkang in the amount of $3,462 and $1,207,002, respectively, and Kangkang repaid the loans to the Company in the amount of $592,752 and $1,348,414, respectively.

During the years ended December 31, 2016 and 2015, the Company made loans to Like in the amount of $2,157,621 and $2,446,338, respectively, and Like repaid the loans to the Company in the amount of $2,456,402 and $1,412,790, respectively.

During the year ended December 31, 2015, the Company directly made loans to Rongfeng Cui in the amount of $2,281,903, and instructed Kangkang and Like to make additional loans to Rongfeng Cui in the amount of $658,233 and $1,412,790, respectively, in lieu of repaying to the Company.

Certain loans made to Kangkang, Like, and Rongfeng Cui prior to August 2016 were lack of business purpose in nature. Per Section 402 of Sarbanes-Oxley Act of 2002, loans to certain related parties were deemed as prohibited transactions for U.S. public companies. The loans were made prior to the Company filing a registration statement with the SEC to go public in the U.S. The loans were repaid to the Company in full as of December 31, 2016.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2017	2016
Huangdao Ding Ge Zhuang Kangkang Family Farm	$-	$387
Qingdao Saike Environmental Technology Co., Ltd.	6,148	-
Phillip Zou	1,000	-
Yanjuan Wang	29,878	783,291
Rongfeng Cui	308,847	284,602
Xiaomei Wang	-	52,422
Total	$345,873	$1,120,702

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expense paid by related parties on behalf of the Company as well as loans the Company obtained from related parties for working capital purposes. The loans owed to the related parties are unsecured, non-interest bearing and payable on demand.

During the years ended December 31, 2017 and 2016, the Company obtained loans from Yanjuan Wang in the amount of $0 and $2,694,566, respectively, and the Company repaid Yanjuan Wang in the amount of $594,939, and $1,752,220, respectively.

During the years ended December 31, 2017, 2016 and 2015, the Company obtained loans from Rongfeng Cui in the amount of $1,109,960, $443,871 and $951,906, and repaid Rongfeng Cui in the amount of $1,092,138, $1,203,819 and $0, respectively. Rongfeng Cui paid the expenses on behalf of the Company in the amount of $59,790 and $41,859 during the years ended December 31, 2017 and 2016, respectively.

Sales to related party and advance from related party

The Company made sales to Like in the amount of $506,495 and incurred corresponding cost of sales of $399,177 during the year ended December 31, 2017, which was included in cost of revenues – related party. Account receivable in the amount of $576,520 from Like was collected, and the Company, Like and Yanjuan Wang agreed to settle balance of account receivable of $11,233 from Like with payable to Yanjuan Wang during the year ended December 31, 2017. Like also made prepayment to the Company for future purchases and the balance of advance from customer - Like was $7,520 as of December 31, 2017.

Purchase from related parties and accounts payable to related parties

During the year ended December 31, 2016, the Company consigned Like to process raw materials. The total consignment processing cost was $490,388, which was settled with loans to Like in full.

The Company purchased financial application software from Yinhe Jiutian in the amount of $5,059 and $138,943 during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the payables to Yinhe Jiutian was $120,020 and $111,139, respectively.

The Company purchased raw materials from Kangkang Family Farm in the amount of $30,191 and $13,818 during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the balance of payables to Kangkang Family Farm was $31,354 and $0, respectively. During the years ended December 31, 2017 and 2016, raw materials purchased from Kangkang Family Farm in the amount of $740 and $6,616, respectively, were included in cost of revenues.

The Company purchased finished goods from Zhenyu in the amount of $163,127 during the year ended December 31, 2017. As of December 31, 2017, the balance of payables to Zhenyu was $924. During the year ended December 31, 2017, $43,762 of finished goods purchased from Zhenyu was sold and included in cost of revenues.

Operating lease with related parties

On December 31, 2014, the Company entered into a lease agreement with Runrang Cui, CEO’s father, to lease a 2,000 square meters factory, located at Big Cuijiazhuang Village, Zhangjialou Town, Huangdao District, Qingdao City, Shandong Province, PRC. The lease starts from January 1, 2015 with a term of three years. The lease payment is RMB36,000 (approximately $5,800) for the year ended December 31, 2015, RMB38,160 (approximately $5,700) for the year ended December 31, 2016 and RMB40,450 (approximately $6,000) for the year ended December 31, 2017. The Company renewed the lease on January 1, 2018 with a lease term of three years. The annual lease payment is RMB160,000 (approximately $23,700) for the year ended December 31, 2018, RMB169,600 (approximately $25,100) for the year ended December 31, 2019 and RMB179,776 (approximately $26,600) for the year ended December 31, 2020.

On December 31, 2014, the Company entered into a lease agreement with Rongfeng Cui to lease a 136.8 square meters office space, located at Room 722, Block B, World Trade Center, Hongkong Zhong Road, Shinan District, Qingdao City, Shandong Province, PRC. The lease starts from January 1, 2015 with a term of three years. The lease payment is RMB12,000 (approximately $1,900) for the year ended December 31, 2015, RMB12,720 (approximately $1,900) for the year ended December 31, 2016 and RMB13,483 (approximately $2,000) for the year ended December 31, 2017. The Company renewed the lease on January 1, 2018 with a lease term of three years. The annual lease payment is RMB66,000 (approximately $9,800) for the year ended December 31, 2018, RMB69,960 (approximately $10,400) for the year ended December 31, 2019 and RMB74,158 (approximately $11,000) for the year ended December 31, 2020.

On December 25, 2015, the Company entered into a lease agreement with Rongfeng Cui to lease a 133.19 square meters office located at Room 07E, Floor 7, Block B, Shilibao Jia #3, Chaoyang District, Beijing City, PRC. The lease starts from January 1, 2016 with a term of two years. The lease payment is RMB144,000 (approximately $23,100) per annum for the years ended December 31, 2016 and 2017. The Company renewed the lease on January 1, 2018 with a lease term of three years. The annual lease payment is RMB190,000 (approximately $28,100) for the year ended December 31, 2018, RMB201,400 (approximately $29,800) for the year ended December 31, 2019 and RMB213,484 (approximately $31,600) for the year ended December 31, 2020.

On December 25, 2015, the Company entered into a lease agreement with Rongfeng Cui to lease a 406.97 square meters office located at Room 1902 - 1903, Financial Square, 215 Zhuhai East Road, Jiaonan District, Qingdao City, PRC. The lease starts from January 1, 2016 with a term of two years. The lease payment is RMB180,000 (approximately $27,100) for the year ended December 31, 2016 and RMB190,800 (approximately $28,200) for the year ended December 31, 2017. The Company renewed the lease on January 1, 2018 with a lease term of three years. The annual lease payment is RMB190,800 (approximately $28,200) for the year ended December 31, 2018, RMB202,248 (approximately $29,900) for the year ended December 31, 2019 and RMB214,383 (approximately $31,700) for the year ended December 31, 2020.

On January 5, 2016, the Company entered into a lease agreement with Rongbing Cui, the CFO of the Company, to lease a 406.97 square meters office located at Room 1809, Financial Square, 215 Zhuhai East Road, Huangdao District, Qingdao City, PRC. The lease starts from January 1, 2016 with a term of three years. The lease payment is RMB140,000 (approximately $21,000) per annum.

In September 2017, the Company signed a lease agreement with Saike to lease a 2,793.05 square meters plant located at 201Shiqian Village, Ducun Town, Jiaozhou City, Shandong Province, PRC. The lease starts from September 11, 2017 to September 10, 2027. The annual rent is RMB120,000 (approximately $18,000) throughout the lease term.

Note 9 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, TDH Holdings is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, TDH HK, is incorporated in Hong Kong and has no operating profit or tax liabilities during the period. TDH HK is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

United State

The Company’s subsidiary, TDH Petfood LLC, is incorporated in the State of Nevada and is subject to the United States Federal and state income tax at a statutory rate of 21%. No provision for the U.S. Federal income tax has been made as TDH Petfood LLC had no taxable income in this jurisdiction for the reporting periods.

PRC

The Company’s subsidiaries, Tiandihui, Chongai Jiujiu, Kangkang Development, Yichong and Lingchong were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect as of January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. According to the tax law, entities that qualify as high and new technology enterprises (“HNTE”) supported by the PRC government are allowed a 15% preferential tax rate instead of the uniform tax rate of 25%.

On December 2, 2016, Tiandihui was granted the HNTE designation jointly by Qingdao science and Technology Bureau, Qingdao Municipal Finance Bureau, Qingdao Municipal State Taxation Bureau, Qingdao Local Taxation Bureau, and is qualified for a preferential tax rate of 15% for the years ended December 31, 2016, 2017 and 2018.

The provision for income taxes consists of the following:

	For the Years Ended
	December 31,
	2017	2016	2015
Current	$(46,521)	$89,928	$254,068
Deferred	(8,581)	(127)	15,513
Total	$(55,102)	$89,801	$269,581

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended
	December 31,
	2017	2016	2015
HK statutory income tax rate	16.50%	16.50%	16.50%
PRC statutory income tax rate difference	-1.50%	-1.50%	8.50%
Effect of additional deduction on R&D expense and salary for disabled workers	-127.75%	-7.69%	-0.84%
Effect of expenses not deductible for tax purposes	1.10%	0.40%	0.57%
Effect of change of tax rate for temporary difference	-	-	-1.40%
Valuation allowance recognized with respect to the loss in subsidiaries	19.83%	-0.03%	13.28%
Others	-	0.49%	-
Total	-91.82%	8.17%	36.61%

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2017 and 2016.

Deferred tax assets and liabilities as of December 31, 2017 and 2016 are composed of the following:

	As of December 31,
	2017	2016
Deferred tax assets, non-current
Net operating loss carrying forward	$274,073	$202,959
Total deferred tax assets
Valuation allowance	(274,073)	(202,959)
Total	$-	$-

	As of December 31,
	2017	2016
Deferred tax liabilities, non-current
Property, plant and equipment	$5,810	$13,795
Total	$5,810	$13,795

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or are utilized.

Note 10 – STOCKHOLDERS’ EQUITY

On September 30, 2015, TDH Holdings was incorporated in the British Virgin Islands. On the same day, the Company issued 10,000 common shares at $0.001 per share to its incorporator with cash proceeds of $10.

On August 8, 2016, a total of 7,518,908 shares were issued at $0.5 per share, to nineteen individuals and seven companies with total cash proceeds of $3,759,454, among which $2,880,000 was distributed to the former owners of Tiandihui to acquire 100% of its equity interest.

On December 31, 2016, a total of 371,092 common shares were issued at $2.5 per share to Fulcan Capital Partners, LLC, Xiumei Lan and Zhonghua Liu with cash proceeds of $827,730 received during the year ended December 31, 2017. The Company collected the remaining subscription receivable of $100,000 on April 10, 2018.

On September 25, 2017, the Company completed its initial public offering on the NASDAQ Capital Market under the symbol of “PETZ”. The Company offered 1,523,750 common shares at $4.25 per share. Net proceeds raised by the Company from the initial public offering amounted to $5,542,047 after deducting underwriting discounts and commissions and other offering expenses. Out of the $5.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of September 25, 2017 and was presented as restricted cash, non-current.

As of the filing date, there is a total number of 9,423,750 common shares outstanding and 200,000,000 authorized.

As of December 31, 2017 and 2016, the Company had statutory reserve in the amount of $160,014 and $140,570, respectively, representing Tiandihui’s statutory reserves. In accordance with the relevant laws and regulations of the PRC, Tiandihui, Chongai Jiujiu, Kangkang Development, Yichong and Lingchong are required to set aside at least 10% of their respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. Chongai Jiujiu, Kangkang Development, Yichong and Lingchong did not make any appropriation to statutory reserve as Chongai Jiujiu and Kangkang Development incurred losses and Yichong and Lingchong did not have any operations during the years ended December 31, 2017 and 2016.

Note 11 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Customers

For the years ended December 31, 2017, 2016 and 2015, customers accounting for 10% or more of the Company’s revenue were as follows:

	For the Years Ended
	December 31,
Customer	2017		2016	2015

Customer A	*	%	12.00%	*	%
Customer B	10.89%		12.67%	12.54%

* Less than 10%

As of December 31, 2017, Customer B, and Customer F accounted for 14.77% and 15.76% of the Company’s total current outstanding accounts receivable, respectively.

As of December 31, 2016, Customer A and Customer C, accounted for 24.07% and 10.99% of the Company’s total current outstanding accounts receivable, respectively.

Suppliers

For the years ended December 31, 2017, 2016 and 2015, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2017	2016	2015
Supplier A	10.65%	14.12%	*
Supplier B	13.23%	13.39%	15.51%

* Less than 10%

As of December 31, 2017 and 2016, no supplier’s balance accounted for over 10% of the Company’s total accounts payable and notes payable.

Note 12 – SEGMENTAL AND REVENUE ANALYSIS

The Company is solely engaged in the business of manufacturing and selling of pet food. Since the nature, the production processes and the marketing channel of the products are substantially similar, the Company is considered as operating in a single reportable segment with revenues derived from multiple product lines, marketing channels and countries. Certain entity-wide disclosures relating to revenues for the years ended December 31, 2017, 2016 and 2015 are as follows:

The net revenues generated from different marketing channels consist of the following:

	For the Years Ended
	December 31,
	2017	2016	2015
Overseas sales	$21,190,063	$18,882,589	$13,987,822
Domestic sales	2,086,462	1,129,133	701,425
Electronic commerce	5,734,121	4,461,504	1,645,765
Less: Sale tax and addition	(31,135)	(29,490)	(22,738)
Total net revenues	$28,979,511	$24,443,736	$16,312,274

The net revenues generated from different product lines are set forth as following:

	For the Years Ended
	December 31,
	2017	2016	2015
Pet chews	$9,614,426	$10,316,841	$6,581,597
Dried pet snacks	14,851,868	11,204,517	7,902,104
Wet canned pet food	3,035,196	1,926,455	1,444,143
Dental health snacks	856,875	606,648	321,711
Baked pet biscuits	8,226	123,898	85,457
Others	644,055	294,867	-
Less: Sale tax and addition	(31,135)	(29,490)	(22,738)
Total net revenues	$28,979,511	$24,443,736	$16,312,274

The net revenues generated from different countries are set forth as following:

	For the Years Ended
	December 31,
	2017	2016	2015
South Korea	$5,397,982	$5,299,721	$4,689,733
China	6,553,715	5,073,272	2,347,190
United Kingdom	3,213,303	3,227,619	289,228
Germany	3,585,535	3,204,314	3,309,266
Other countries	10,260,111	7,668,300	5,699,595
Less: Sale tax and addition	(31,135)	(29,490)	(22,738)
Total net revenues	$28,979,511	$24,443,736	$16,312,274

“Other countries” are comprised of all countries whose revenues, individually, were less than 10% of the Company’s total revenues.

All of the Company’s long-lived assets are located in the PRC.

Note 13 – COMMITMENTS AND CONTINGENCIES

The Company has entered into multiple lease agreements for the lease of premises for factory buildings, office spaces and warehouses. Also see Note 8 for operating leases with related parties.

Rental expense, including operating leases with related parties, for the years ended December 2017, 2016 and 2015 was $163,497, $161,136 and $95,843, respectively. The Company has future minimum lease obligations as of December 31, 2017 as follows:

2018	$198,927
2019	203,947
2020	214,489
2021	37,655
2022	18,443
Thereafter	92,217
Total	$765,678

Note 14 – SUBSEQUENT EVENTS

Lease renewal

On January 1, 2018, the Company renewed a lease agreement with Rongfeng Cui to lease a 136.8 square meters office space, located at Room 722, Block B, World Trade Center, Hongkong Zhong Road, Shinan District, Qingdao City, Shandong Province, PRC. The lease starts from January 1, 2018 with a term of three years. The annual lease payment is RMB66,000 (approximately $10,000) and will increase at 6% each year starting from 2019.

On January 1, 2018, the Company renewed a lease agreement with Rongfeng Cui to lease a 133.19 square meters office located in Room 07E, Floor 7, Block B, Shilibao Jia #3, Chaoyang District, Beijing City, PRC. The lease starts from January 1, 2018 with a term of three years. The lease payment is RMB190,000 (approximately $28,000) and will increase at 6% each year starting from 2019.

On January 1, 2018, the Company renewed a lease agreement with Rongfeng Cui to lease a 406.97 square meters office located in Room 1902 - 1903, Financial Square, 215 Zhuhai East Road, Jiaonan District, Qingdao City, PRC. The lease starts from January 1, 2018 with a term of three years. The annual lease payment is RMB190,800 (approximately $28,000) and will increase at 6% each year starting from 2019.

On January 1, 2018, the Company renewed a lease agreement with Runrang Cui to lease a 2,000 square meters factory, located at Big Cuijiazhuang Village, Zhangjialou Town, Huangdao District, Qingdao City, Shandong Province, China. The lease starts from January 1, 2018 with a term of three years. The annual lease payment is RMB160,000 (approximately $24,000) and will increase 6% each year starting from 2019.

On March 16, 2018, the Company entered into a lease agreement to lease a 6,000 square meters warehouse in Qingdao City, PRC. The lease is valid from March 16, 2018 to March 15, 2021. The lease payment is RMB540,000 (approximately $80,000) for the year ended March 15, 2019, RMB570,000 (approximately $84,000) for the year ended March 15, 2020 and RMB600,000 (approximately $89,000) for the year ended March 15, 2021.

Investments in subsidiaries

On January 3, 2018, the Company established a wholly-owned subsidiary, Qingdao Lile Pet Foodstuffs Co., Ltd. (“Lile”) in Qingdao City, PRC.

On January 13, 2018, Shandong Tide Food Co., Ltd was established in Zhucheng City, PRC. The Company owns 37% equity interest in this newly established company. As of filing date, the register capital has not been paid.

On February 2, 2018, the Company acquired 10% equity interest of Liujiayi Pet Technology (Beijing) Co., Ltd. for a cash consideration of $79,436 (RMB500,000).

Subsequent borrowing and repayment

On January 15, 2018, the Company borrowed a one-year loan of $464,579 (RMB3,000,000) with annual interest rate of 3% from an individual.

On March 16, 2018, the Company repaid the loan of $307,390 (RMB2,000,000) to Postal Savings Bank - Qingdao Weihai Rd. Sub Branch. On March 21, 2018, the Company borrowed another one-year loan of $307,390 (RMB2,000,000) from the same bank with an interest rate of 6.96%. The loan was guaranteed by Rongfeng Cui and Yanjuan Wang.