Form 20-F
period 2018-12-31
TDH Holdings, Inc.
filed 2019-05-15
CIK 1684425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

None.

On May 15, 2019, the issuer had 12,516,662 shares outstanding.

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

i

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

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to TDH Holdings, Inc., a British Virgin Islands company; TDH HK Limited, a Hong Kong company wholly-owned by TDH Holdings, Inc.; TDH Group BVBA, a Belgium company wholly-owned by TDH Holdings, Inc.; TDH JAPAN, a Japanese company wholly-owned by TDH Holdings, Inc.; Qingdao Tiandihui Foodstuffs Co., Ltd., a Chinese limited liability company; TDH Petfood LLC, Beijing Chongai Jiujiu Cultural Communication Co., Ltd., Qingdao Kangkang Development Co., Ltd., Qingdao Lingchong Information Technology Co., Ltd., Qingdao Lile Foodstuffs Co., Ltd.; and Yichong Technology (Qingdao) Co., Ltd.

●	“shares” and “common shares” refer to our shares, $0.001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States., all references to “Yen” and “¥” is to the legal currency of Japan, and all references to “Euro” and “€” are to the legal currency of Belgium.

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

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

In the table below, we provide you with summary financial data of our company. The selected consolidated statement of income and other comprehensive income data for the years ended December 31, 2015, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2015, 2016, 2017 and 2018 are derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes included elsewhere in this Annual Report.

Selected Consolidated Financial Data

Selected Consolidated Statement of Income and Other Comprehensive Income Data

	For The Years Ended December 31,
	2018	2017	2016	2015
(In U.S. dollars)
Total revenues	$23,674,037	$28,979,511	$24,443,736	$16,312,274
Cost of revenues	27,726,833	20,682,498	17,368,249	12,289,773
Gross profit	(4,052,796)	8,297,013	7,075,487	4,022,501
Total operating expenses	9,990,976	8,029,708	5,924,198	3,345,769
Income (loss) from operations	(14,043,772)	267,305	1,151,289	676,732
Other income (expenses)
Government subsidies	81,882	414	21,912	22,116
Other income	20,242	19,305	51,535	156,908
Other expenses	(26,992)	(144,069)	(23,490)	(2,056)
Interest expenses	(233,101)	(82,946)	(102,274)	(117,366)
Loss from equity method investments	(17,524)	-	-	-
Total other income (expenses)	(175,493)	(207,296)	(52,317)	59,602
Income (loss) before income taxes provision	(14,219,265)	60,009	1,098,972	736,334
Income tax provision (benefit)	-	(55,102)	89,801	269,581
Net income (loss)	(14,219,265)	115,111	1,009,171	466,753
Earnings (loss) per common share attributable to TDH Holdings, Inc. – basic and diluted	$(1.49)	$0.01	$0.13	$0.06

Selected Balance Sheet Data

	As of December 31,
	2018	2017	2016	2015
(In U.S. dollars)
Cash and cash equivalents	$893,020	$2,346,109	$1,145,103	$651,680
Total current assets	7,803,062	15,579,344	9,822,363	6,647,263
Total non-current assets	9,626,344	4,231,396	3,417,556	3,592,356
Total assets	17,429,406	19,810,740	13,239,919	10,239,619
Total current liabilities	19,143,578	8,656,648	8,973,372	7,562,217
Total non-current liabilities	222,395	5,810	13,795	-
Total liabilities	19,365,973	8,662,458	8,987,167	7,562,217
Total equity (deficit)	(1,936,567)	11,148,282	4,252,752	2,677,402
Total liabilities and shareholders’ equity (deficit)	$17,429,406	$19,810,740	$13,239,919	$10,239,619

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On May 6, 2019, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.7282 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2017
January	6.8767	6.9008	6.8360	6.9575
February	6.8665	6.8727	6.8517	6.8821
March	6.8821	6.8940	6.8700	6.9132
April	6.8937	6.888	6.8944	6.9060
May	6.8098	6.8843	6.8098	6.9060
June	6.7793	6.8066	6.7793	6.8382
July	6.7240	6.7694	6.7240	6.8039
August	6.5888	6.6670	6.5918	6.7272
September	6.6533	6.5690	6.4773	6.6591
October	6.6328	6.6254	6.5712	6.6498
November	6.6090	6.6200	6.5967	6.6385
December	6.5063	6.5932	6.5063	6.6210
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April	6.2945	6.2859	6.2722	6.3045
May	6.4070	6.3694	6.3610	6.4193
June	6.6191	6.4625	6.3889	6.6191
July	6.8174	6.7137	6.6171	6.8174
August	6.8317	6.8445	6.8110	6.9145
September	6.8666	6.8529	6.8299	6.8801
October	6.9695	6.9173	6.8679	6.9695
November	6.9470	6.9359	6.8910	6.9555
December	6.8764	6.8666	6.8407	6.9568
2019
January	6.7006	6.7894	6.7006	6.8764
February	6.6850	6.7381	6.6840	6.7765
March	6.7111	6.7109	6.6886	6.7315
April	6.7346	6.7147	6.6922	6.7370

Source: Federal Reserve Statistical Release.

(1)	Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risk Related to Our Business

We have incurred losses and anticipate continuing to incur losses in the future.

Our net losses were $14,219,265 in 2018. As of December 31, 2018, we had an accumulated deficit of approximately $13.35 million. We anticipate that we will continue to incur losses. We cannot guarantee that going forward we will operate profitably. In order to achieve profitability, among other factors, management must successfully execute our growth and operations in the markets on which we are focused. If we are unable to successfully take necessary steps, we may be unable to sustain or increase our profitability in the future.

We may need to secure additional capital, or reduce and/or cease our operations.

To date, we have funded our operations primarily through the initial public offering proceeds and our lines of credit. We anticipate incurring additional losses and may not regain profitability. Additionally, even if we raise sufficient capital through equity or debt financing, strategic alliances or otherwise, there can be no assurances that the revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or generate positive cash flow.

The report of our independent registered public accounting firm expresses substantial doubt about the Company’s ability to continue as a going concern.

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, for the year ended December 31, 2018, the Company has incurred a net loss of approximately $14.2 million and working capital deficit of approximately $11.3 million and its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Company’s obligations as they become due for the next twelve months after the date that our financial statements are issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plan to alleviate the substantial doubt about the Company’s ability to continue as a going concern include attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financings to eliminate inefficiencies in order to meet its anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditures, working capital, and other requirements. If we are unable to achieve these goals, our business would be jeopardized and the Company may not be able to continue. If we ceased operations, it is likely that all of our investors would lose their investment.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. As of the end of the most recently completed fiscal year ended December 31, 2018, our SOX certifying officers concluded that, as of December 31, 2018, our disclosure controls and procedures were not effective due to the presence of material weaknesses in internal control over financial reporting (Refer to Item 15 of this Annual Report). We intend to carry out a number of measures to address and remediate the material weakness in our internal controls. This work is ongoing and we intend to complete it on or before December 31, 2019. If we cannot provide financial reports or prevent fraud, our business reputation and operating results could be harmed. Inferior internal controls also could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

The turnaround of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and product line extensions and improve existing products.

Our turnaround depends, in part, on our ability to successfully introduce new products and product line extensions and improve and reposition our existing products to meet the requirements of pet owners and the dietary needs of their pets. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. The development and introduction of innovative new products and product line extensions involve considerable costs. In addition, it may be difficult to establish new supplier relationships and determine appropriate product selection when developing a new product or product line extension. Any new product or product line extension may not generate sufficient customer interest and sales to become a profitable product or to cover the costs of its development and promotion and may reduce our operating income. In addition, any such unsuccessful effort may adversely affect our brand. If we are not able to anticipate, identify or develop and market products that respond to changes in requirements and preferences of pet parents and their pets or if our new product introductions or repositioned products fail to gain consumer acceptance, we may not grow our business as anticipated, our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

We may not be able to successfully implement our turning loss into profits strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our turning loss into profits strategy, including expanding distribution and improving placement of our products in the stores of our retail partners, attracting new consumers to our brands, introducing new products and product line extensions and expanding into new markets. Our ability to implement this strategy depends, among other things, on our ability to:

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

We may not be able to successfully implement our turning loss into profits strategy and may need to change our strategy. If we fail to implement our turning loss into profits strategy or if we invest resources in a turning loss into profits strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected.

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

Our business is dependent on trends that may change or not continue, and our historical growth may not be indicative of our future results.

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

There may be decreased spending on pets globally in a challenging economic climate.

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

If we are unable to maintain or increase prices, we may fail to generate a positive margin.

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

We sell our products to retail partners and distributors in specialty channels. Our ten largest retail partners, accounted for 69% of our net sales for the year ended December 31, 2016, and 56% of our net sales for the year ended December 31, 2017, respectively; in 2018, they accounted for 54%. If we were to lose any of our key customers, if any of our retail partners reduce the amount of their orders or if any of our key customers consolidate, reduce their store footprint and/or gain greater market power, our business, financial condition and results of operations may be materially adversely affected. In addition, we may be similarly adversely impacted if any of our key customers experience any operational difficulties or generate less traffic.

Failure to make adequate contributions to Housing Provident Fund for some of the employees could adversely affect our financial condition and we may be subject to labor dispute or complaint.

Pursuant to the Regulations on Management of Housing Provident Fund (HPF) which was promulgated by the State Council on April 3, 1999 and was amended on March 24, 2002, PRC enterprises must register with relevant HPF management center, open special HPF accounts at a designated bank and make timely HPF contributions for their employees. In accordance with Regulations on Management of Housing Provident Fund and Implementation Measures for the Administration of Housing Provident Fund in Qingdao, if an enterprise fails to pay in full or in part its HPF contributions, such enterprise will be ordered by the HPF enforcement authorities to make such contributions, and may be compelled by the people’s court that has jurisdiction over the matter to make such contributions. Furthermore, if the Company fails to make adequate contributions to HPF for some of its employees, such failure may give rise to a private cause of action by such individual(s) against the Company. There is a certain discrepancy between interpretation and enforcement of such regulations on the national and local level such that local and national enforcement practices at times vary significantly. HPF contributions are only required for employees with urban housing registration; for employees with rural registration contributions are voluntary and are not required. The Company has registered with relevant HPF authority in the PRC, but has not made adequate contributions to the fund for some of its employees. The Company’s failures to make such contributions were due to the inadvertent oversight of the Company’s staff. The Company estimates such amounts for the last three years would not to exceed US$104,000. As of the date of this Annual Report, the Company has not received any demand or order from the competent authorities with respect to settling the balance of the fund contributions. Mr. Cui and Ms. Wang have executed a deed of indemnity in favor of the Company’s subsidiaries in the PRC on July 7, 2017 pursuant to which they agreed to indemnify the Company’s subsidiaries in the PRC in full against any losses and penalties which they may suffer as a result of the Company’s non-payment of the fund contributions. To the extent the Company is required to make such payments in full, such payments may have adverse financial or operational impact on the Company. The Company may also be subject to labor dispute or complaint from its employees.

We rely upon a limited number of contract manufacturers to provide a significant portion of our supply of products.

There is limited available manufacturing capacity that meets our quality standards. We have agreements with a network of contract manufacturers that require them to provide us with specific finished products. Most of our agreements with our contract manufacturers are up to three years. During the years ended December 31, 2016, 2017 and 2018 approximately 29%, 31% and 58% of our cost of sales, respectively, was derived from products purchased from contract manufacturers. The manufacture of our products may not be easily transferable to other sites in the event that any of our contract manufacturers experience breakdown, failure or substandard performance of equipment, disruption of supply or shortages of raw materials and other supplies, labor problems, power outages, adverse weather conditions and natural disasters or the need to comply with environmental and other directives of governmental agencies. From time to time, a contract manufacturer may experience financial difficulties or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the contract manufacturer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new contract manufacturing arrangement with another provider. The loss of any of these contract manufacturers or the failure for any reason of any of these contract manufacturers to fulfill their obligations under their agreements with us, including a failure to meet our quality controls and standards, may result in disruptions to our supply of finished goods. We may be unable to locate an additional or alternate contract manufacturing arrangement that meets our quality controls and standards in a timely manner or on commercially reasonable terms, if at all.

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

Relocating some of our production facilities may adversely affect our results of operations.

The Company’s Canning Facility and Pude Facility are located in the old city of Huangdao District, Qingdao. The Company has learned that the local governmental authorities proposed plans to redevelop certain portions of the old city to allow for more residential dwellings in the area. In March 2018, we terminated the lease of the Canning facility in light of the implementation of this plan. The relocation of Canning facility had adverse material effect on the Company’s operations by, among other things, causing a decrease in our production capacity from 18 tons per day to 12 tons per day since March 2018. If and to the extent we may be required to relocate the Pude Facility in the future, our results of operations may also be adversely affected.

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

Our continued growth and success require us to hire, retain and develop our leadership bench. If we are unable to attract and retain talented, highly qualified senior management and other key executives, as well as provide for the succession of senior management, our growth and results of operations may be adversely impacted.

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

We hold the majority of our cash balances in RMB in uninsured bank accounts in China

We maintain the majority of our 2018 cash and deposit balances in bank accounts at financial institutions in China which accounts which are not insured. While we have not experienced any losses in uninsured bank deposits and do not believe that we are exposed to significant risks on cash held in bank accounts, if and to the extent we do experience such losses in the future, our access to financial liquidity and working capital could be adversely affected.

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

In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, to clarify certain details in connection with the implementation of the Labor Contract Law, the PRC State Council promulgated the Implementing Rules for the Labor Contract Law on September 18, 2008, which came into effect immediately (collectively as “new laws”). The legislation formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, these new laws provide for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the new laws require the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the new laws require an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed-term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new laws. Because of the lack of precedent for the enforcement of such a law, the standards and procedures set forth under the new laws in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in the PRC that such an “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the new laws, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. To date, there has been very little guidance or precedent as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant PRC authorities. All of our employees working for us exclusively within the PRC are covered by the new laws and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, these new laws can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

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

As a relatively new public company, we incur increased costs and are subject to additional regulations and requirements, and our management is required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a relatively newly public company, we incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission, or the SEC, and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costlier, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

The market price of shares may be volatile, which could cause the value of your investment to decline.

Worldwide market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry in or individual scandals, and in response the market price of our common shares could decrease significantly. In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, or at all.

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

Our current common share price could not meet the $1.00 per share Nasdaq continued listing requirement. It is possible that we are delisted from Nasdaq in the near future if we are not able to improve our financial condition and raise stock price.

On January 7, 2019, TDH Holdings, Inc. (the “Company”) received a notification letter from Nasdaq Listing Qualifications advising the Company that based upon the closing bid price for the Company’s common shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5555(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until July 8, 2019, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s common stock must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date.

If the Company does not regain compliance by the compliance deadline, the Company may be eligible for additional time to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Nasdaq staff will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the staff will provide notice that its securities will be subject to delisting.

The Company cannot provide any assurance that its common shares will trade at levels necessary to regain and maintain compliance with the above-referenced bid price rule before the compliance deadline. The Company intends to continue to monitor the bid price for its common stock. If the Company’s common shares do not trade at a level that is likely to regain compliance with the Nasdaq requirements, the Company’s Board of Directors will consider other options that may be available to achieve compliance.

We lack sufficient internal controls to manage manufacturing plant relocation due to an unfavorable event which caused decrease in product quality that led to sales return and inventory write-down.

During the period covered by this annual report on Form 20-F, we identified material weakness in the company’s internal control that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

Following our lease term expiration at the end of 2017, the Company has attempted to negotiate a new lease term with the local government, but ultimately failed to do so. As a result, the Company was forced to relocate its production facility to another location in March 2018. As the Company had no prior experience in large scale production facility relocation, it did not take sufficient quality control measures in managing the relocation process. This plant relocation resulted in decreased quality of the finished product based on production testing. In addition, during the Shanghai Cooperation Organization summit which was held in June 2018, the local government limited our production activity and electric power supply, which negatively impacted the production of finished products and resulted in an increase of per unit cost basis of our products. The quality of our products suffered and the percentage of lower quality product compared to our total output has increased from March to June. Discarding products and certain packing materials, cancellation of orders due to shortage of quality products, as well as the reduction of production capacity due to the relocation of the Canning facility impacted our results of operation negatively. We intend to complete the remediation effort on or before the end of the 2019 fiscal year and will conduct periodic assessments of the state of the Company’s financial reporting measures and systems, as a whole. Our inability to address this deficiency in a timely fashion or at all may have adverse effects on our ability to prepare and deliver timely public reports and the results of our operations.

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

Overseas sales refer to overseas wholesale sales. Our overseas sales have decreased from approximately $21.2 million to $15.8 million, or by approximately 25%, from the year ended December 31, 2017 to 2018. The decrease was due to: (1) the decline in production capacity, and (2) loss of some key customers.

Domestic sales refer to domestic wholesale sales. Our domestic sales were approximately $4.1 million and $2.1 million for the years ended December 31, 2018 and 2017, respectively, which accounted for approximately 17% and 7% of our total revenues in 2018 and 2017. We expect our domestic sales growth to continue in the future.

Electronic commerce sales, including overseas and domestic electronic commerce sales, decreased from $5.7 million to $3.8 million, or by approximately 34%, from the year ended December 31, 2017 to 2018. The decrease was due to the rising raw material costs and our production costs. We have to stop selling unprofitable line products to avoid further worsen our balance sheets.

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

Currently, we offer 6 product lines:

●	Pet chews represent approximately 26.5% of our production and include various bones, rawhide and similar products,

●	Dried pet snacks represent approximately 57.5% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Wet canned pet foods represent approximately 11.8% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Dental health snacks foods account for approximately 2.1% of our production, and

●	Baked pet biscuits account for 0.4% of our overall production.

●	Others account for 2.0% of our overall production.

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

We manufacture these products at 8 production lines: 4 at the Canning facility (dried meat, chews, wet canned and dentifrice products), 2 at the Pude facility (dried meat and biscuits), 1 at each of the Haiqing and Zhangjialou facility (dried meat at both facilities), respectively. In March 2018, we ceased to lease Canning facility. We have purchased a new facility, Lingang factory, in 2018, and planned to put into production at the end of 2019. We’ve outsourced products for manufacturing, and set up joint-venture factories during the year ended December 31, 2018.

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

We employ approximately 204 full-time employees at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC. Our daily production capacity for all of our production facilities is approximately 12 tons. The following is a summary description of our production facilities (not including any of the outsourcing facilities used to support our production needs):

●	The Canning facility has a production area of 50,590 sq. feet, and 20 years of export processing history. We maintain ISO9001, Hazard Analysis Critical Control Point (HACCP), British Retail Consortium (BRC) and International Featured Standards (IFS) certifications, as well as EU registration for this facility. Our daily production capacity at this facility is approximately 6.3 tons. In March 2018, the Canning facility stopped production due to the expiration of lease.

●	The Pude facility maintains a production area of 30,558 sq. feet and was formerly registered as a Japanese agriculture, forestry and fishing production facility. This facility makes products specifically for the Japanese market. Our daily production capacity at this facility is approximately 8.4 tons.

●	The Haiqing facility has a production area of 100,233 sq. feet and maintains an export commodity inspection registration from Shandong Huangdao Bureau of Inspection and Quarantine. Our daily production capacity at this facility is approximately 1.3 tons.

●	The Zhangjialou facility has a usage area of 21,528 sq. feet. Our daily production capacity at this facility is approximately 1.5 tons.

●	The Jiaozhou facility has production area of 30,062 square feet. Our daily production capacity at this facility is approximately 0.8 ton.

In addition to our production facilities, we maintain a non-exclusive one year agreement with Kangkang Family Farm in Jiaonan city, Shandong province, an organic food farm and a raw materials supplier to the Company. This farm is owned by Cui Runrang, our CEO’s father. During the year ended December 31, 2018 and 2017, the Company purchased from Kangkang Family Farm in the amount of $0 and $30,191, respectively. While the Company has a non-exclusive supply arrangement with this farm, the Company does not own title to the land or maintain the food farm.

We also maintain a call service center in Qingdao with approximately 8 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

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

The following chart reflects our organizational structure as of the filling date:

On September 20, 2018, the Board has approved acquisitions by the Company of TDH Group BVBA, a company established under the laws of Belgium and TDH JAPAN, a company established under the laws of Japan. In connection with the foregoing transactions the Company executed Share Sale and Purchase Agreements (together, the “Agreements”) pursuant to which the Company agreed to pay approximately USD$ 936,782 and USD $156,130 (RMB 6 million and RMB 1 million), respectively, to acquire all of outstanding securities of TDH Group BVBA and TDH JAPAN, respectively, from the sole shareholder of each entity, Rongfeng Cui, the Company’s CEO. The purchase consideration under the Agreements was paid by issuance of 936,782 and 156,130 restricted common shares of the Company, respectively. Rongfeng Cui incorporated TDH Group BVBA in 2012 and TDH JAPAN in 2017 to develop and maintain all the clients in Europe and Japan, and to distribute and expand product sales in European and Japanese markets.

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

Overview

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a premier producer of high-quality pet food for pet owners in China and worldwide. Our growth has been driven by two key factors: a significant increase in the number of pet owners and in the size of the pet food market in China which translated into expansion opportunities for us, and a fundamental change in Chinese society towards pets, pet ownership and care, such that the trends of pet humanization and consumer concerns for pet health and wellness have created a dynamically growing industry for pet food and products. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple market segments. Founded on these building blocks, as well as on our in-depth research and development, production, and sales capabilities, we believe we are well prepared to be one of the leading producers of pet food in the PRC and beyond.

We employ approximately 204 full-time employees at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC.

Our Industry and Market

China Pet Food Industry

While the global pet food market is well-established worldwide, in China it is a relatively new industry. China’s economy has shown steady growth over the last decade, from a GDP per capita of $1,509 in 2004 to $9,780 in 2018. According to the National Bureau of Statistics of China (NBS China) and GfK, in 2015, China ranked (i) 3rd in the world in the number of registered pet dogs (27.4 million dogs), following the U.S. and Brazil, and (ii) 2nd in the number of registered pet cats (58.1 million cats), following the U.S. With an increase in the number of pets in most households in China, the pet food industry in China has been and remains poised for significant growth. Pet food consumption in China increased from approximately RMB 5.26 billion in 2010 to RMB 9.74 billion in 2016, representing a growth rate of 85.2%. The average price per kilogram of pet food and treats rose to about RMB45 (US$6.77) in April 2016, a 12.5% increase since 2013, reflecting the nascent yet increasing premiumization of the market, projected to reach approximately RMB 11.82 billion (US$1.77 billion) by the end of 2016, representing approximately 19% growth, year over year. At this rate, we expect for the industry consumption rates to increase to approximately RMB 238 billion. On the production side, production volume reached 1,000,000 metric tons in 2016.

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

While the multinational brands still dominate the Chinese pet food market, the market growth is being driven by local brands, especially in pet shops, with 81% growth for domestic cat food brands overall and 85% in pet shops (though cat food represents just 31% of the market). With dog food, sales increase for domestic brands are more modest—about 9% overall and nearly 10% in pet shops—but the average price per kilogram of domestic dog foods brands is growing much closer to that of multinational brands.

Aside from rapid growth, the China pet food market is also characterized by increasing online sales as the share of overall sales, with 62% of all sales in 2017 to be made online. In 2016, online pet food sales in China have reached RMB 4.2 billion. In addition, China’s sales skew heavily toward specialized retailers (80%) as contrasted with mass merchants in the rest of the world (e.g. in Western Europe, the breakdown is almost exactly the reverse).

Our Competitive Strengths

In 2019, we believe the following strengths differentiate us from our competitors in our market in China:

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

Our History and Corporate Structure

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK), and holds a 99% interest in TDH Petfood LLC, a Nevada limited liability company. TDH HK, in turn, owns all of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., our operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company (Tiandihui). As of the date of this Annual Report, Tiandihui has the following subsidiaries:

●	Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (incorporated on March 3, 2011),

●	Qingdao Kangkang Development Co., Ltd. (incorporated on August 9, 2016),

●	Yichong (Qingdao) Technology Co., Ltd. (incorporated on November 14, 2017),

●	Qingdao Lingchong Information Technology Co., Ltd. (incorporated on November 29, 2017), and

●	Qingdao Lile Pet Foodstuffs Co., Ltd (incorporated on January 3, 2018).

On September 20, 2018, the Board approved acquisitions by the Company of TDH Group BVBA, a company established under the laws of Belgium and TDH JAPAN, a company established under the laws of Japan. In connection with the foregoing transactions the Company executed Share Sale and Purchase Agreements (together, the “Agreements”) pursuant to which the Company agreed to pay approximately USD$ 936,782 and USD $156,130 (RMB 6 million and RMB 1 million), respectively, to acquire all of outstanding securities of TDH Group BVBA and TDH JAPAN, respectively, from the sole shareholder of each entity, Rongfeng Cui, the Company’s CEO. The purchase consideration under the Agreements was paid by issuance of 936,782 and 156,130 restricted common shares of the Company, respectively. Rongfeng Cui incorporated TDH Group BVBA in 2012 and TDH JAPAN in 2017 to develop and maintain all the clients in Europe and Japan, and to distribute and expand product sales in European and Japanese markets.

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

Product research and innovation is pivotal to our growth strategy. Our experienced team of marketing and R&D professionals is in constant contact with our outside collaborators and experts. The success of our approach is evidenced by our broad product portfolio today. For the year ended December 31, 2017, new product introductions represented 74% of our net sales; those numbers were to 40% in 2018. We strive to maintain a strong innovation pipeline that expands the breadth of our current product offerings. We expect for the innovation trend to continue.

We offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items like dog leashes and pet toys) under multiple brands in various geographical markets. Currently, we offer 6 product lines including the following:

●	Pet chews represent approximately 26.5% of our output and include various bones, rawhide and similar products

●	Dried pet snacks represent approximately 57.5% of our output and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.)

●	Wet canned pet foods represent approximately 11.8% of our output and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.)

●	Dental health snack foods account for approximately 2.1% of our output

●	Baked pet biscuits account for only 0.4% of our overall production output.

●	The other account for 2.0% of the total products.

We manufacture these products at 8 production lines: 4 – at the Canning facility, 2 – at the Pude facility, 1 at each of the Haiqing and Zhangjialou facilities, respectively. In March, 2018, we ceased to lease Canning facility. We have purchased a new facility, Lingang factory in 2018, and planned to put into production at the end of 2019. We’ve outsourced products for manufacturing, and set up joint-venture factories during the year ended December 31, 2018.

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

Supply Chain

Manufacturing

All of our products are manufactured in the PRC. We own and operate several facilities in the Shandong province for a total production area of approximately 191,300 square feet built to high quality food production standards. In 2018, 2017 and 2016, 42%, 69% and 71%, respectively, of our product volume was manufactured by us. We also strategically partner with a select group of contract manufacturers that manufacturing facilities to supplement our production needs. Namely, as of the date of this Annual Report, we have executed outsourcing agreements (up to 3 years) with seven provincial pet food manufacturers for the purposes of securing additional production capabilities to address peak or high demand for our products. Under the terms of these agreements, our suppliers must meet all of our manufacturing requirements, including, among others, those relating to quality control, staffing, training and equipment. All manufacturing under these agreements is made in accordance with our demands, timing and specifications. These facilities are, at all times, staffed and supervised by our personnel. These agreements have no automatic renewal provisions. In our review and engagement of such third-party manufacturers, we apply rigorous review of manufacturing and quality control practices at the facilities of such manufacturers to ensure compliance of such practices with those employed by our company at various stages of production at all of our production facilities. Any loss of these supplemental production arrangements could significantly impact our revenue and profits.

Ingredients and Packaging

Our products are made with fresh ingredients including meat (chicken, beef, lamb, fish, etc.), vegetables, fruits, vitamins and minerals. We use quality food grade plastic packaging materials and maintain rigorous overall standards for ingredient quality and safety. In addition, we maintain one raw material procurement center which provides a single-source supply for all our manufacturing facilities to maintain quality control throughout the production facilities. Also, in order to retain operating flexibility and negotiating leverage, we do not enter into exclusivity agreements or long-term commitments with any of our suppliers. All of our suppliers are established PRC companies that have the scale to support our growth. For every ingredient, we have sources of supply that meet our quality and safety standards.

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

Quality Control

We are committed to the highest quality of products that leave our facilities. To that end, we have implemented a rigid quality control system and devote significant attention to quality control procedures at every stage of our process, including spot testing of finished products. Our entire food processing chain, from sourcing of raw materials to the finished products, is closely monitored to ensure that all pet food products meet the highest level of global hygienic and quality standards. We monitor our manufacturing process closely and conduct performance and reliability testing to ensure our products meet our end-user customer expectations. Our quality control group as of December 2018 included 17 employees that implement various management systems to improve product quality programs, most of whom are trained in quality control and nutrition. We spot test and inspect our raw materials to ensure compliance with quality standards. We also evaluate the quality and delivery performance of each supplier periodically and adjust quantity allocations accordingly. We also monitor in-process and outgoing stages of our processes.

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

Quality Certifications and Accreditations

In a continuous effort to meet various international production and quality manufacturing standards, we have a number of certifications and accreditations. We have secured these certifications and accreditations to show evidence of high-quality manufacturing standards that we apply to our production and managements processes and to access domestic and foreign markets. We believe that maintaining objectively verifiable quality standards fosters consumer confidence and loyalty and maximizes customer satisfaction and recognition.

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

We maintain a call service center in Qingdao with approximately 8 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

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

Our competitors include the following PRC-based manufacturers:

●	Yantai China Pet Foods Co., Ltd. - Established in 1998, Yantai China Pet Foods Co., Ltd. is one of the leading manufacturers of pet snacks in China. This company is publicly traded in Shenzhen stock exchange (002891.SZ), which offers approximately 500 products in eleven product lines with products distributed to the UK, the US, Japan, Germany, Korea, Hong Kong, Singapore, Russia, France, the Netherlands, Czech Republic, the Middle East, Australia, New Zealand, and other countries and regions.

●	Wenzhou Peidi Pet Products Co., Ltd. – Founded in 2002, Wenzhou Peidi is a Shenzhen stock exchange (300673.SZ) publicly traded large-scale manufacturer of pet products and food in Zhejiang Province, China. It specializes in rawhide chews, leather collars and leashes, as well as nutritional pet food, treats, toys and gifts and markets these products on a worldwide basis.

●	Shouguang Xincheng Food Co., Ltd. – A privately held pet food producer in Shandong province offers approximately 200 products that are exported to USA, Canada, Germany, Japan, Korea, and Southeast Asia.

Seasonality

Overall pet food sales experience modest seasonality during the fourth quarter, which is when pet owners tend to spend more on pet treats as gifts, being approximately 22% higher than during summer months.

Research & Development

Our research and development team works to improve our existing and develop future pet food products. Our production processes are developed based upon a number of in-house developed technologies. The primary focus of such technologies is on customer needs, which allows us to maintain an effective market-oriented research and development model. We strive to attract and retain highly educated and skilled R&D personnel. Presently, our R&D team is comprised of 28 technical personnel, including, 6 members who hold Master’s degrees, 7 Bachelor’s degrees and 7 Associate’s degrees as well as 1 member of our external advisory team who hold Doctorate degree. We also work with external technical experts and suppliers to help us stay at the forefront of technological developments and advancements.

In order to strengthen its R&D capabilities, Tiandihui entered into several collaboration and research sharing agreements with leading PRC universities and research institutions in joint research projects, including China Agricultural University (March 2016), Shandong Agricultural University (August 2015), Shandong Academy of Agricultural Sciences (March 2016), and Qingdao Agricultural University (March 2016). For instance, as a part of our collaboration project with the Shandong Agricultural University, we share the use of the University’s Laboratory and Physiochemical Property Analysis Room, as well as the Microbiological Examination Room. In addition to these collaboration arrangements, we also gather and collect data on product customization for each pet species to develop our internal research capabilities in devising scientifically balanced of pet nutrition. Research and development costs of the years ended December 31, 2017 and 2018 were $1,051,665 and $1,062,582, respectively. These expenses include personnel costs, testing costs and expenses related to outside services.

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

On September 1, 2016, we entered into an exclusive 10-year trademark using agreement with TDH Group BVBA, a limited liability company organized under the laws of Belgium (TDH BVBA), under which agreement we have secured right to the exclusive usage of “ Pet Cuisine” and “Hum & Cheer” trademarks worldwide, from September 1, 2016 to August 31, 2026 in consideration for the exclusive fee of 5% of the total sales of such products which used those two trademarks, payable every six months. In November 2018, we completed acquisition of TDH BVBA.

Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent rights.

Currently, we hold the following design patents pertaining to the pet food products:

No.	Name of Patent	Patent Number	Types	Date of authorization
1	A chicken cartilage composite functional dog food and preparation method	201310653084.4	Invention	May 20, 2015
2	A pet dog food and its preparation method	201310651439.6	Invention	August 5, 2015
3	A preparation method of beef flavor nutrition canned food canned food	201310651598.6	Invention	May 20, 2015
4	A full price nutritive semi wet pet dog food and preparation method	201310654269.7	Invention	May 20, 2015
5	A vegetarian dog bite	2017104659172	Invention	September 26, 2017
6	A duck meat round piece of dog food	2017104646420	Invention	September 22, 2017
7	A kind of soft puffed pet food	2017104659191	Invention	September 15, 2017
8	A hermaphrodite breeding device for pet dog	201520651073.7	utility model	January 6, 2016
9	A pet dog’s molars knot bone	201520651112.3	utility model	March 2, 2016
10	A new kind of pet food	201520651920.X	utility model	March 2, 2016
11	A pet cat bone cleaning bone	201520649912.1	utility model	June 1, 2016
12	A pet dog snack	201520651084.5	utility model	April 27, 2016

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

Our principal executive office is located at Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809, Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China; tel: +86 532-8591-9267, fax: +86 532 -8591-9284. We lease the premise at the annual rate of RMB 140,000 net after tax; the lease term expires on December 31, 2019.

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

A summary description of our facilities is as follows (this list does not include any of the outsourcing facilities that we may, from time to time, use to support our production needs):

		Capacity Ton per day	Location	Total area (square feet)	rent/owned
1	Lingang facility	N/A	Building 10, 1388 Taifa Road, Huangdao District, Qingdao City	211,047	owned
2	Pude facility	5.8	West point, Jueshan Road, Huangdao District, Qingdao City	30,565	owned
3	Haiqing facility	1.6	Haiqing Town, Huangdao District, Qingdao City	109,145	rent
4	Zhangjialou facility	3.6	Big Cuijia Village, Zhangjialou Town, Huangdao District, Qingdao City	21,528	rent
5	Jiaozhou facility	1	Shiqian Village, Ducun Town, Jiaozhou City, Shandong Province	30,062	rent
	Total	12.0		402,347

Our daily production capacity for all of our production facilities is approximately 12 tons.

The Lingang facility was purchased in December 2018 with a consideration of approximately $6,238,700 (RMB 42,900,000) in order to make up for the loss of Canning facility production capacity. The purchase was financed by bank loans and seller financing. It is a five story building with a total space of 211,047 square feet. It is expected to commence production at the end of 2019.

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

We lease the Zhangjialou facility under the terms of 3-year lease agreement from January 1, 2015 to December 31, 2017. This facility has production area of 21,528 square feet. Our daily production capacity at this facility is approximately 3.6 tons. We lease this space from Cui Runrang, CEO’s father. We renewed the lease on January 1, 2018 with a lease term of three years.

We lease the Jiaozhou facility under the terms of 10-year lease agreement from September 11, 2017 to September 10, 2027. This facility has production area of 30,062 square feet. Our daily production capacity at this facility is approximately one ton. We lease this space from Qingdao Saike Environmental Technology Co., Ltd.

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

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Security Regulation Commission (CSRC) and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement. Our PRC counsel has advised us that, based on their understanding of the current PRC laws and regulations:

●	We currently control the Operating Companies by virtue of TDH HK Holding acquiring 100% of the equity interests of Qingdao Tiandihui, which are regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Qingdao Tiandihui was not related to or connected with the foreign investor, or the acquirer, TDH HK Holding. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition; and

●	The CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or a SPV-domestic company share swap. TDH Holdings, Inc. does not constitute a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule because there has not been any SPV-domestic company share swap in our corporate history; and

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

Overview

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a premier producer of high-quality pet food for pet owners in China and worldwide. Our growth has been driven by two key factors: a significant increase in the number of pet owners and in the size of the pet food market in China which translated into expansion opportunities for us, and a fundamental change in Chinese society towards pets, pet ownership and care, such that the trends of pet humanization and consumer concerns for pet health and wellness have created a dynamically growing industry for pet food and products. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple market segments. Founded on these building blocks, as well as on our in-depth research and development, production, and sales capabilities, we believe we are well prepared to be one of the leading producers of pet food in the PRC and beyond.

We are a holding company incorporated in the British Virgin Islands in September 2015. We own all of the outstanding capital stock of TDH HK Limited, our wholly owned Hong Kong subsidiary, which, in turn, owns all of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., our operating subsidiary based in Qingdao City, Shandong Province, China, which subsidiary incorporated in April 2002 as a domestic Chinese limited liability company. As of the date of this filing, we hold a 99% interest in TDH Petfood LLC, a Nevada limited liability company. We conduct all of our business through Tiandihui, which has three wholly-owned subsidiaries: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (incorporated on March 3, 2011), Qingdao Kangkang Development Co., Ltd. (incorporated on August 9, 2016) and Qingdao Lile Foodstuffs Co., Ltd.; and two majority-owned subsidiaries: Yichong (Qingdao) Technology Co., Ltd. (incorporated on November 14, 2017) and Qingdao Lingchong Information Technology Co., Ltd. (incorporated on November 29, 2017). In addition, TDH Group BVBA, a Belgium company was wholly-owned by TDH Holdings, Inc.; TDH JAPAN, a Japanese company was wholly-owned by TDH Holdings, Inc.

Our principal executive office is located at c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809, Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, PRC. Our telephone number is +86 532-8591-9267. Our website address is www.tdhpet.com. The information on our website is not part of this Annual Report.

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

We own two facilities and lease three others, built to high quality food production standards, all of which are located at the areas with developed transport facilities in the coastal city of Qingdao City Shandong Province, PRC.  Our total daily production capacity at these facilities is approximately 12 tons.

We also maintain a call service center in Qingdao with approximately 8 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

We employ approximately 204 full-time employees at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC.

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

We operate our business in China through our wholly-owned and majority-owned subsidiaries, Tiandihui, Chongai Jiujiu, Kangkang Development, Lile, Yichong and Lingchong.

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

Expansion of E-commerce sales. Our E-commerce business contributed approximately 16.05%, 19.79% and 18.25% of our 2018, 2017 and 2016 total revenue, respectively. The amount was $3,800,668 for the year ended December 31, 2018 from $5,734,121 for the year ended December 31, 2017, representing a decrease of 33.72%. If we fail to expand our E-commerce business, our total revenue could continue to decrease.

Loss of key personnel. Our revenue was derived from our competitive advantages in our products. We rely heavily on the expertise and leadership of our senior management to maintain our core competence. The loss of the service of any of our key personnel could adversely affect our business. We have obtained non-compete agreements and confidentiality agreements from our scientist and technique staffs in our research and development and manufacturing departments.

Potential trade protection action. Trade protectionism actions in the United States, the European Union or elsewhere around the world could result in additional duties and tariffs on the importation of pet food from China to each respective national market.  Any determination of duties and tariffs against importation of our modules into the United States and Europe could adversely affect our ability to sell products in these countries that could impact our sales, business operations, competitiveness, and profitability.

Group boycott initiated by the local pet food association. We continue to rely on the local agents to expand our sales in overseas market. It has been our experience that pet food associations in certain countries are influential in local markets. It is possible that these associations may boycott our pet snack products for the reasons such as low prices and other market specific concerns. If and to the extent that happens, our revenues will be adversely affected.

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

Shipping and handling expense. Our shipping and handling expense includes domestic freight, oversea freight, domestic express fee, distribution cost in European Union and North America. Our domestic express fee accounted for approximately 15.76% of the related revenue, and our distribution cost inside European Union and North America, which was outsourced to Amazon, reached 78.00% of the related revenue. In order to reduce handling cost in sales, we try to decrease the domestic express fee by larger scale and closer cooperation with express company, and set up our own distribution department to replace the Amazon.

Research and Development expense. Due to the uncertainty for the result of our R&D activities, we expensed all of our R&D expenditure. The R&D expense for the years ended December 31, 2018, 2017 and 2016 was $1,062,582, $1,051,665 and $1,076,568 respectively. We expected more R&D projects would be approved and implemented, in the coming years to maintain our competitive advantage.

Results of Operations

For the years ended December 31, 2018, 2017 and 2016

	December 31,
	2018	2017	2016	2018 vs 2017	2017 vs 2016
	$	$	$
Net revenues	22,154,506	28,473,016	24,443,736	-22.19%	16.48%
Net revenues-related parties	1,519,531	506,495	-	200.01%	100%
Cost of revenues	26,278,300	20,283,321	17,368,249	29.56%	16.78%
Cost of revenues-related parties	1,448,533	399,177	-	262.88%	100%
Gross profit	(4,052,796)	8,297,013	7,075,487	-148.85%	17.26%
Gross margin	-17.12%	28.63%	28.95%	N/A	N/A
Selling expense	4,535,945	4,882,367	3,439,843	-7.10%	41.94%
R&D expense	1,062,582	1,051,665	1,076,568	1.04%	-2.31%
General and administrative expense	2,792,858	2,095,676	1,407,787	33.27%	48.86%
Impairment of goodwill	1,599,591	-	-	100%	-

Operating income (loss)	(14,043,772)	267,305	1,151,289	-5353.84%	-76.78%

Revenues.

Our revenue was $23,674,037, $28,979,511 and $24,443,736 for the years ended December 31, 2018, 2017 and 2016, respectively, a decrease of $5,305,474, and an increase $4,535,775, respectively. In 2018, we experienced an increase in the costs of raw materials which increased our production costs. While we attempted to pass such increases onto our customers, we were largely unsuccessful in this effort as it rendered our sale prices noncompetitive. As a result, our revenues for the fiscal year 2018 decreased as compared with the fiscal year 2017.

The following table displays our revenue by different marketing channels.

	For the Years Ended
	December 31,
	2018	2017	2016	2018 vs 2017	2017 vs 2016
Overseas sales	$15,832,362	$21,190,063	$18,882,589	-25%	12%
Domestic sales	4,102,457	2,086,462	1,129,133	97%	85%
Electronic commerce	3,800,668	5,734,121	4,461,504	-34%	29%
Less: Sale tax and addition	(61,450)	(31,135)	(29,490)	97%	6%
Total net revenues	$23,674,037	$28,979,511	$24,443,736	-18%	19%

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

For the year ended December 31, 2018, our overseas sales and E-commerce sales decreased by $5,357,701 and $1,933,453, respectively, compared with the year ended December 31, 2017. The decrease was mainly due to heavy competition, resulting in decreased demand on our products. In addition, the Company experienced the Shanghai Cooperation Organization summit and relocation of Canning facility during 2018, and the production capacity and productivity had been adversely impacted.

For the year ended December 31, 2018, our domestic sales increased by $2,015,995, compared with the year ended December 31, 2017. The increase was mainly due to our effort on expanding domestic market.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

For the year ended December 31, 2017, our overseas sales and E-commerce sales increased by $2,307,474 and $1,272,617, respectively, compared with the year ended December 31, 2016. The increase was due to our competitive products price and extensive marketing promotions.

For the year ended December 31, 2017, our domestic sales increased by $957,329, compared with the year ended December 31, 2016. The increase was mainly due to our effort on expanding domestic market.

The following table displays our revenue by different products lines.

	For the Years Ended
	December 31,
	2018	2017	2016	2018 vs 2017	2017 vs 2016
Pet chews	$6,271,777	$9,614,426	$10,316,841	-35%	-7%
Dried pet snacks	13,611,010	14,851,868	11,204,517	-8%	33%
Wet canned pet food	2,782,382	3,035,196	1,926,455	-8%	58%
Dental health snacks	495,581	856,875	606,648	-42%	41%
Baked pet biscuits	95,169	8,226	123,898	1057%	-93%
Others	479,568	644,055	294,867	-26%	118%
Less: Sale tax and addition	(61,450)	(31,135)	(29,490)	97%	6%
Total net revenues	$23,674,037	$28,979,511	$24,443,736	-18%	19%

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue generated from Pet chews pet foods decreased by $3,342,649 or 35%, from the year ended December 31, 2017 to the year ended December 31, 2018. Revenue generated from dried pet snacks decreased by $1,240,858 or 8%, from the year ended December 31, 2017 to the year ended December 31, 2018. Revenue generated from wet canned pet foods decreased by $252,814 or 8%, from the year ended December 31, 2017 to the year ended December 31, 2018. These decreases were mainly due to the fact that (1) we did not renew certain sale contracts as the selling prices offered were too low to make a profit. and (2) our total daily production capacity decreased from 16 tons to 12 tons in 2018 due to the lease expiration for the Canning facility in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue generated from dried pet snacks increased by $3,647,351 or 33%, from the year ended December 31, 2016 to the year ended December 31, 2017.

Revenue generated from wet canned pet foods increased by $1,108,741 or 58%, from the year ended December 31, 2016 to the year ended December 31, 2017. The increase was mainly due to the promotion of some new canned food products, such as intestine products.

The revenue generated from different countries are set forth as following:

	For the Years Ended
	December 31,
	2018	2017	2016	2018 vs 2017	2017 vs 2016
South Korea	$2,870,998	$5,397,982	$5,299,721	-47%	2%
China	6,569,382	6,553,715	5,073,272	0%	29%
United Kingdom	2,415,043	3,213,303	3,227,619	-25%	0%
Germany	2,522,149	3,585,535	3,204,314	-30%	12%
Other countries	9,357,915	10,260,111	7,668,300	-9%	34%
Less: Sale tax and addition	(61,450)	(31,135)	(29,490)	97%	6%
Total net revenues	$23,674,037	$28,979,511	$24,443,736	-18%	19%

“Other countries” is comprised of all countries whose revenues, individually, were less than 10% of the Company’s revenues.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue generated from South Korea decreased by $2,526,984 or 47%, which resulted from the loss of a big customer in 2018.

As the production cost and oversea delivery cost increased significantly, some sales contract could not cover the related total cost. We did not accept these kinds of orders, which resulted in the decrease of revenue from some countries in 2018, for example, the United Kingdom and Germany.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue generated from China increased by $1,480,443 or 29%, from the year ended December 31, 2016 to the year ended December 31, 2017. The increase was due to the greater demand for our products in Chinese market.

Revenue generated from other countries increased by $2,591,811 or 34%, from the year ended December 31, 2016 to the year ended December 31, 2017. The increase was due to the fact that our businesses have developed to additional overseas marketplaces for the year ended December 31, 2017.

Cost of revenues

Our cost of revenues is primarily comprised of the cost of our raw materials, labor and factory overhead. Our cost of revenues, increased by $7,044,335, or 34.06%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. This dollar increase in cost of revenues was mainly due to increased raw material costs, such as chicken, beef and pork, write-down of obsolete inventories and low productivity after the relocation of one of our main production facilities. Our cost of revenues as a percentage of revenue was 117.12%, and 71.37% for the years ended December 31, 2018, and 2017, respectively.

Our cost of revenues, increased by $3,314,249, or 19.08%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. This increase in cost of revenues was mainly due to the 18.56% increase in our total net revenue for the year ended December 31, 2017. Our cost of revenues as a percentage of revenue was 71.37% and 71.05% for the years ended December 31, 2017, and 2016, respectively.

Gross margin

Our gross margin was negative 17.12% for the year ended December 31, 2018, and decreased by 45.75%, from 28.63% for the year ended December 31, 2017. This sharply decrease in 2018 was primarily due to the fact that the significant decrease in revenue due to the heavy competition and the significant increase in price of raw materials due to market price fluctuations. In particular, the reasons could be concluded as follows:

●	Unit price for our main raw materials increased significantly in 2018. For example, the average unit price for big chicken breasts increased to RMB11.69 in 2018 from RMB9.33 in 2017, representing an increase of 20%, and the average unit price for small chicken breast increased to RMB10.93 in 2018 from RMB9.33 in 2017, representing an increase of 17%. We could not pass the rising raw material costs to our customers. In addition, after we raised prices on new orders, we saw some of our customers, including a few significant ones, cease purchasing from us.

●	The relocation of our largest factory, the Canning facility, resulted in reducing our total production capacity from 18 tons to 12 tons per day. The relocation of Canning facility resulted in more inventory damage, and low productivity led to more materials consumed.

●	Parts of our completed and semi-finished products were damaged by the summer rainstorms. We had to dispose of damaged inventory at a much lower price or scrap the inventory and record as cost.

Our gross margin was 28.63%, maintained stable for the year ended December 31, 2017, compared with 28.95% for the year ended December 31, 2016. Our semi-finished goods from outsourcing factories accounted for 24.55% of our total purchasing amount in 2017, compared to 39.13% in 2016. The significant increase in outsourcing production contributed to our conversion cost as a percentage of revenue decreased by 2.51%, from 11.07% for the year ended December 31, 2016, to 8.56% for the year ended December 31, 2017, while the direct materials cost as percentage of revenue decreased by 4.68%, from 69.10% for the year ended December 31, 2016, to 64.42% for the year ended December 31, 2017.

Our gross margin for third parties was 28.75% for the year ended December 31, 2017. And the gross margin for related party was 21.19% for the year ended December 31, 2016.

Operating expenses.

Operating expenses were $9,990,976, and $8,029,708 for the years ended December 31, 2018, and 2017 respectively, an increase of $1,961,268, or 24.43%. Accordingly, the ratio of operating expenses as a percentage of revenue increased year by year, from 24.24% for the year of 2016, 27.71% for the year of 2017, to 42.20% for the year ended December 31, 2018.

Selling expense was $4,535,945, and $4,882,367 for the years ended December 31, 2018, and 2017, respectively, a decrease of $346,422, or negative 7.10%. Some related expense was saved due to the decline of sales in 2018, such as distribution cost, which decreased the total selling expense for the year ended December 31, 2018.

General and administrative expenses was $2,792,858, and $2,095,676 for the years ended December 31, 2018, and 2017 respectively, representing an increase of $697,182, or 33.27%. The increase was mainly resulted from increase in overall payroll level and increase in rental expenses.

Impairment of goodwill was $1,599,591 for the year ended December 31, 2018. We took full impairment provision for the goodwill generated in connection with the acquisition of TDH JAPAN and TDH Group BVBA.

The research and development expense remained stable for the years ended December 31, 2018, and 2017, which were $1,062,582, and $1,051,665, respectively.

Operating expenses were $8,029,708, and $5,924,198 for the years ended December 31, 2017, and 2016, respectively, an increase of $2,105,510, or 35.54%. Therefore, the scale of increase in operating expenses was larger than the increase in revenue. Accordingly, the ratio of operating expenses as a percentage of revenue increased from 24.24% for the year of 2016, to 27.71% for the year ended December 31, 2017.

Selling expense was $4,882,367, and $3,439,843 for the years ended December 31, 2017, and 2016, respectively, an increase of $1,442,524, or 41.94%. The increase in selling expense was mainly due to the increase in e-commerce promotion expenses, e-commerce platform commission, shipping and handling expenses and payroll expenses for marketing personnel. As it was the Company’s strategy to expand e-commerce business for the year ended December 31, 2017.

General and administrative expenses was $2,095,676, and $1,407,787 for the years ended December 31, 2017, and 2016, respectively, representing an increase of $687,889, or 48.86%. The increase was mainly due to the additional professional fee related to the IPO and the increase in management’s compensation.

The research and development expense remained stable for the years ended December 31, 2017 and 2016. Meanwhile, we obtained three invention patents in 2017, and were applying for ten patents as of December 31, 2017.

Income (loss) from operations.

Our loss from operations was $14,043,772 for the year ended December 31, 2018, while our income from operations was $267,305 for the year ended December 31, 2017. Our operating loss as a percentage of total revenues was negative 59.32%, and positive 0.92% for the years ended December 31, 2018 and 2017, respectively. The significant deficit from operation was due to the fact that the raw material cost and manufacturing cost increased significantly, resulted in adverse bargaining position of the Company and loss of customers in 2018.

Our income from operations was $267,305, and $1,151,289 for the years ended December 31, 2017, and 2016, respectively. Our operating income as a percentage of total revenues was 0.92%, and 4.71% for the years ended December 31, 2017, and 2016 respectively. The decrease in our income from operations mainly resulted from the scale of increase in operating expenses was larger than the increase in revenue for the year ended December 31, 2017.

Income taxes expense (benefit).

We incurred income tax expense of $0 for the year ended December 31, 2018 and incurred income tax benefit of $55,102 for the years ended December 31, 2017. We did not incur any income tax expense due to the deficit in 2018.

We incurred income tax benefit of $55,102 for the year ended December 31, 2017 and incurred income tax expense of $89,801 for the years ended December 31, 2016. Due to the additional deduction of R&D expense and less net income, we incurred income tax benefit for the year ended December 31, 2017.

Net income (loss).

Our net loss was $14,219,265 for the year ended December 31, 2018, compared to the net income of $115,111 for the year ended December 31, 2017. The large deficit was due to the negative margin and larger operating expense incurred in 2018.

Our net income was $115,111, and $ 1,009,171 for the years ended December 31, 2017, and 2016, respectively, representing a decrease of $894,060. The decrease in net income for the year ended December 31, 2017 was mainly due to the 41.94% increase in selling expense and the 48.86% increase in general and administrative expenses.

Liquidity and Capital Resources

For the years ended December 31, 2018, 2017 and 2016

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At December 31, 2018, our working capital was negative $11,340,516, compared to working capital of $6,922,696 at December 31, 2017.

Our cash and cash equivalents balance totaled $893,020, $2,346,109, and $1,145,103 at December 31, 2018, 2017 and 2016 respectively.

During the year ended December 31, 2018, we used cash in operating activities of $2,173,742, used cash in investing activities of $6,594,458, provided cash by financing activities of $7,728,120, and had the positive effect of prevailing exchange rates on our cash of $96,808. During the year ended December 31, 2017, we used cash in operating activities of $2,674,936, used cash in investing activities of $847,283, provided cash by financing activities of $5,258,773, and had positive effect of prevailing exchange rates on our cash of $55,000.

Net cash used in operating activities for the year ended December 31, 2018 totaled $2,173,742. The activities were mainly comprised of a net loss of $14,219,265, depreciation and amortization of $395,355, impairment of goodwill of $1,599,591, inventory write-down of $1,668,508, a decrease in net accounts receivable of $1,302,573, a decrease in net inventory of $4,203,927, an increase in notes payable of $1,204,910, an increase in account payable of $1,870,157, and offset by an increase in account receivable- related party of $778,516, an increase in prepayment and other current asset of $291,336.

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

Net cash used in investing activities for the year ended December 31, 2018 totaled $6,594,458. The activities were primarily comprised of $5,627,422 payment to purchase property and equipment, payment to purchase of land use right of $854,221, loan of $132,147 offered to related parties, payment for long term investment of $235,605, and offset by collections from related parties of $235,049.

Net cash used in investing activities for the year ended December 31, 2017 totaled $847,283. The activities were primarily comprised of loan of $533,242 offered to related parties, payments to acquire property and equipment of $227,900, payments to acquire intangible assets of $103,596, and offset by repaid loan of $15,443 from related parties.

For the year ended December 31, 2018, net cash provided by financing activities was $7,728,120. We received these funds from borrowing of short term bank loan of $8,400,090, and borrowing of short term loan-related parties of $1,176,690, offset by repayment to related parties of $385,420 and repayment of short term loan of $1,508,056.

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

Going Concern

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, for the year ended December 31, 2018, the Company has incurred a net loss of approximately $14.2 million and working capital deficit of approximately $11.3 million and its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Company’s obligations as they become due for the next twelve months after the date that our financial statements are issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan to alleviate the substantial doubt about the Company’s ability to continue as a going concern include attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financings to eliminate inefficiencies in order to meet its anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditures, working capital, and other requirements. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amount or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

We believe that our current cash to be generated from our operations will not be sufficient to meet our working capital needs for the next twelve months. We expect to finance our working capital needs and planned facilities improvements and expansion from cash generated from operations, borrowings under our revolving line of credit, public or private equity or debt capital. However, we can make no assurance that we will raise sufficient capital at all. We may need to seek sources of financing, such as additional borrowings or public or private equity or debt capital. If and to the extent we cannot raise such additional capital in amounts required to finance our operations, we may have to significantly curtail or even shut down our operations.

In 2016, 2017 and 2018, we secured the following revolving lines of credit:

On January 8, 2015, we entered a line of credit of approximately $576,062 (RMB 4,000,000) from China Postal Savings Bank - Qingdao Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon are repaid in full. On November 28, 2016, we drew down the full amount of this loan; the term of this loan is one-year, the loan maturity date is November 27, 2017, with this loan bearing interest at approximately 125% of the prevailing PRC prime rate. The outstanding balance of this loan was $0 as of December 31, 2018.

On August 10, 2016, we obtained a line of credit of approximately $705,676 (RMB 4,900,000) from Industrial & Commercial Bank of China - Qingdao Shinan Second Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon were repaid in full. On June 6, 2017, we drew down the full amount of this loan; the term of this loan is 15-day, with this loan bearing interest at approximately 120% of the prevailing PRC prime rate. On July 6, 2017, this loan was repaid in full. On July 12, 2017, we obtained a new line of credit of approximately $412,371 (RMB 2,800,000) with the same lender. On July 14, 2017, we drew down the full amount of this loan. The loan maturity date is July 10, 2018 with annual interest rate of 5.22%. On July 9, 2018, this loan was repaid in full and the line of credit was recovered. On August 2, 2018, we drew down the full amount of this loan. The loan maturity date is July 16, 2019 with annual interest rate of 5.22%. The outstanding balance on this loan was approximately $407,000 (RMB 2,800,000) as of December 31, 2018.

On March 25, 2017, we obtained a line of credit of approximately $290,361 (RMB 2,000,000) from China Postal Savings Bank – Qingdao Weihai Road Sub Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon are repaid in full. On March 29, 2017, we drew down the full amount of this loan. The loan maturity date is March 28, 2018, bearing interest at approximately 140% of the prevailing PRC prime rate. On March 16, 2018, this loan was repaid in full and the line of credit is recovered. On March 21, 2018, we drew down the full amount of this loan. The loan maturity date is March 19, 2019 with annual interest rate of 6.96%. We made partial repayment of this loan during the year ended December 31, 2018 and the outstanding balance on this loan was approximately $147,000 (RMB 1,008,675) as of December 31, 2018.

On November 23, 2017, we obtained a line of credit of approximately $614,779 (RMB 4,000,000) from China Postal Savings Bank – Qingdao Weihai Road Sub Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon are repaid in full. On December 13, 2017, we drew down the full amount of this loan. The loan maturity date is December 12, 2018 with annual interest rate of 5.655%. On November 14, 2018, this loan was repaid in full and the line of credit is recovered. On November 19, 2018, we drew down the full amount of this loan. The loan maturity date is November 18, 2019 with annual interest rate of 5.22%. The outstanding balance on this loan was approximately $582,000 (RMB 4,000,000) as of December 31, 2018.

On April 27, 2018, the above line of credit from China Postal Savings Bank – Qingdao Weihai Road Sub Branch increased from approximately $582,000 (RMB 4,000,000) to approximately $1,439,700 (RMB 9,900,000). On May 8, 2018, we drew down the full amount of this loan. The loan maturity date is May 7, 2019 with annual interest rate of 5.8725%. The full amount of this loan was outstanding as of December 31, 2018.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products and projects. Compared to $1,402,514 short-term loans outstanding as of December 31, 2017, we had $8,263,038 short-term loans outstanding as of December 31, 2018.

We expect to incur additional costs associated with being a reporting company in the United States, primarily due to increased expenses that we incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, legal expenses and investor and stockholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

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

Capital Resources

As of December 31, 2018, and 2017

The following table provides certain selected balance sheets comparisons between years ended December 31, 2018 and 2017:

	For years ended December 31,
	2018	2017	Fluctuation	%

ASSETS
Cash and cash equivalents	$893,020	$2,346,109	(1,453,089)	-62%
Restricted cash, current	1,807,485	797,668	1,009,817	127%
Accounts receivable, net	845,800	1,932,924	(1,087,124)	-56%
Accounts receivable - related party	435,513	-	435,513	100%
Advances to suppliers	77,280	633,554	(556,274)	-88%
Inventories	3,019,804	9,135,332	(6,115,528)	-67%
Due from related parties	43,554	361,961	(318,407)	-88%
Prepayment and other current assets	680,606	371,796	308,810	83%
Total current assets	7,803,062	15,579,344	(7,776,282)	-50%
Restricted cash, non-current	-	500,000	(500,000)	-100%
Property, plant and equipment, net	8,410,525	3,520,373	4,890,152	139%
Land use rights, net	1,014,538	211,023	803,515	381%
Long-term investments	201,281	-	201,281	100%
Total non-current assets	9,626,344	4,231,396	5,394,948	127%
Total assets	$17,429,406	$19,810,740	(2,381,334)	-12%

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Accounts payable	$6,220,375	$4,734,110	1,486,265	31%
Accounts payable - related parties	125,126	152,298	(27,172)	-18%
Notes payable	2,462,044	1,377,106	1,084,938	79%
Advances from customers	160,828	231,230	(70,402)	-30%
Advances from customers - related party	-	7,520	(7,520)	-100%
Short term loans	8,263,038	1,402,514	6,860,524	489%
Short term loans - related parties	1,061,360	-	1,061,360	100%
Long-term loans - related party, current portion	68,673	-	68,673	100%
Taxes payable	44,319	13,562	30,757	227%
Due to related parties	45,146	345,873	(300,727)	-87%
Other current liabilities	692,669	392,435	300,234	77%
Total current liabilities	19,143,578	8,656,648	10,486,930	121%

Long term loans - related party	217,466	-	217,466	100%
Deferred tax liabilities	4,929	5,810	(881)	-15%
Total liabilities	$19,365,973	$8,662,458	10,703,515	124%

We maintain cash and cash equivalents in mainland China, Hong Kong, Belgium, Japan and America. On December 31, 2018 and 2017, bank deposits were as follows:

	December 31,
Country	2018	2017
China (Mainland)	$825,176	$2,158,590
China (Hongkong)	-	138,379
Japan	3,056	-
Belgium	275	-
America	10,960	10,960
Total	$839,467	$2,307,929

The majority of our cash balances at December 31, 2018 and December 31, 2017 are in the form of RMB and held in bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash, cash equivalents and restricted cash

As of December 31, 2018, balance of cash, cash equivalents and restricted cash were $2,700,505, compared to $3,643,777 at December 31, 2017. The components of this decrease of $943,272 are reflected below.

	Years Ended December 31,
	2018	2017
Net cash used in operating activities	$(2,173,742)	$(2,674,936)
Net cash used in investing activities	(6,594,458)	(847,283)
Net cash provided by financing activities	7,728,120	5,258,773
Exchange rate effect on cash, cash equivalents and restricted cash	96,808	55,000

Net cash inflow (outflow)	$(943,272)	$1,791,554

We had current restricted cash of $1,807,485 and $797,668 as of December 31, 2018 and 2017, respectively. This restricted cash represents the bank deposit balance for issuing bank acceptance and bank letters of credit, except for $500,000 of the balance as of December 31, 2018 was from escrow deposit in connection with IPO. The balances of notes payable were $2,462,044 and $1,377,106 as of December 31, 2018 and 2017 respectively. As the deposit was provided and only used by us as pledge for its bank acceptance notes and bank letters of credit, could not be used for other purposes during the term of the notes, and directly used to settle the liabilities when the bank acceptance notes and bank letters of credit became due, it was recorded as restricted cash as of December 31, 2018 and 2017.

We had long term restricted cash of $0 and $500,000 as of December 31, 2018 and 2017, respectively. This long-term restricted cash represents the deposit in escrow account to satisfy the potential indemnification obligation for two years starting from September 25, 2017.

Accounts receivable

Accounts receivable, net as of December 31, 2018 was $845,800, a decrease of $1,087,124 compared to $1,932,924 as of December 31, 2017. Most of our customers are overseas reputable agents, with whom we have maintained good working relationships. Usually, we collected our account receivable within 3 months. No allowance for account receivable was provided as of December 31, 2018 and 2017.

Inventories

As of December 31, 2018, our inventory balance was $3,019,804, a decrease of $6,115,528, or 66.94%, compared to $9,135,332, as of December 31, 2017. The decrease was due to the fact that (1) the increasing raw material prices prevented us from storing extra inventory for the year ended December 31, 2018, (2) we changed the manufacturing model from large scale manufacturing to small scale manufacturing according to the order, which decreased the daily inventory balance and (3) some damaged and slow-moving inventory was written off in 2018.

Due from related parties

As of December 31, 2018, the balances of due from related parties were $43,554, a decrease of $318,407, compared to $361,961 on December 31, 2017.

Due to related parties

As of December 31, 2018, the balances of due to related parties were $45,146, a decrease of $300,727, compared to $345,873 on December 31, 2017. The balance of due to related parties represented expenses incurred by related parties in the ordinary course of business, expense paid by related parties on behalf of the Company as well as the loans the Company obtained from related parties for working capital purpose. The loans owed to the related parties are interest free, unsecured and repayable on demand.

Property, plant and equipment, net

Property, plant and equipment as of December 31, 2018 were $8,410,525, an increase of $4,890,152 compared to $3,520,373, as of December 31, 2017. The company did not dispose of property for the year ended December 31, 2018. The increase in cost was mainly due to the purchase of Lingang factory. Depreciation expense for the years ended December 31, 2018 and 2017 was $388,256 and $349,887, respectively.

Land use rights, net

Land use rights, net as of December 31, 2018 were $1,014,538, an increase of $803,515, compared to $211,023 as of December 31, 2017. The increase represents the additional land use right of Lingang factory, which was acquired in 2018. During the years ended December 31, 2018 and 2017, amortization expense amounted to $7,099 and $14,283, respectively.

Accounts payable and Notes payable

Accounts payable represents our commercial credit offered to the suppliers. And Notes payable was the bank acceptance notes to suppliers.

Accounts payable increased by $1,486,265, to $6,220,375 as of December 31, 2018, from $4,734,110 as of December 31, 2017.

Notes payable increased by $1,084,938 to $2,462,044 as of December 31, 2018, from $1,377,106 as of December 31, 2017.

Short term loan

Balance of short-term loan as of December 31, 2018 was $8,263,038, representing an increase of $6,860,524, or 489%, compared with balance of $1,402,514 as of December 31, 2017.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table summarizes our contractual obligations as of December 31, 2018, and the effect of these obligations expected to have on our liquidity and cash flows in future periods:

2019	$207,943
2020	187,876
2021	58,723
2022	61,423
2023	64,285
Thereafter	231,790
Total	$812,040

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets and goodwill, write-down in value of inventories and income taxes including the valuation allowance for deferred tax assets, and allowance for sales return. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Revenue Recognition

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, using the modified retrospective method applied to those contracts that were not completed as of January 1, 2018. Results for the reporting period beginning after January 1, 2018 are presented under ASC Topic 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC Topic 605.

Revenue for sale of products is derived from contracts with customers, which primarily include the sale of pet food products. The Company recognizes revenue upon transfer of control of promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.

Revenue is recognized net of any taxes collected from customers that are subsequently remitted to governmental authorities, including value-added tax (“VAT”), business tax, applicable local government levies. At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated sales returns based upon historical experience and related terms of customer arrangements.

The allowance for sales returns recorded by the Company is $0.89 million, $0 and $0 for the years ended December 31, 2018, 2017 and 2016, respectively. The Company does not provide rebate, pricing protection or any other concessions to its customers.

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free onboard shipping point arrangements, as a fulfillment cost and accrues for such costs.

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 12 for information regarding revenue disaggregation by product lines, marketing channels and countries.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2018 and 2017, the Company recorded contract liabilities of $160,828 and $238,750, respectively, which was presented as advances from customers and advances from customers-related party on the accompanying consolidated balance sheets. During the year ended December 31, 2018, the Company recognized $238,750 of contract liabilities included in the opening balances of advance from customers and advance from customers-related party.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK and TDH Petfood LLC is United States dollar. The functional currency of Tiandihui, Chongai Jiujiu, Kangkang Development, Yichong, Lingchong and Lile is Renminbi (“RMB”). The functional currency of TDH Group BVBA is Euro (“€”). The functional currency of TDH JAPAN is Yen (“¥”). For the subsidiaries whose functional currencies are RMB, Euro and Yen, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of operations.

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates

Year ended December 31, 2018	6.8764	6.6146
Year ended December 31, 2017	6.5064	6.7570

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate

Period from acquisition completion date to December 31, 2018	0.8737	0.8789

The exchange rates used to translate amounts in Yen into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=¥):

Period Covered	Balance Sheet Date Rate	Average Rate

Period from acquisition completion date to December 31, 2018	110.0039	112.1693

Fair Value of Financial Instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Company measures certain financial assets, including the investment under the measurement alternative method and equity method on other-than-temporary basis, intangible assets, goodwill and fixed assets at fair value when an impairment charge is recognized.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, current, accounts receivable, advances to suppliers, prepayments and other current assets, accounts payable and notes payables, advances from customers, taxes payable, other current liabilities, short-term loans, the carrying amounts approximate their fair values due to the short maturities.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” and issued subsequent amendments to the initial guidance or implementation guidance including ASU 2017-13, 2018-01, 2018-10, 2018-11, 2018-20 and 2019-01 (collectively, including ASU 2016-02, “ASC 842”). Under ASC 842, lessees will be required to recognize all leases at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use (ROU) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

The standard will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company plans to adopt the standard on January 1, 2019 on a modified retrospective basis and will not restate comparable periods. The Company will elect the package of practical expedients permitted under the transition guidance, which allows the Company to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the short-term lease exemption for contracts with lease terms of 12 months or less. The Company estimates that approximately $0.67 million would be recognized as total right-of-use assets and total lease liabilities on the consolidated balance sheets as of January 1, 2019. However, the Company does not expect the adoption to have a material impact to the consolidated statements of operations and comprehensive income (loss) and cash flows.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The amendments in this Update modify the disclosure requirements on fair value measurements based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential impacts of ASU 2018-13 on its consolidated financial statements.

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)”. Under ASU 2014-09, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted for periods beginning after December 15, 2016. The Company elected adopting the standard using the modified retrospective method on January 1, 2018. The Company recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of retained earnings at the date of adoption. The comparative information has not been restated and continues to be reported under the accounting standards in effect for the periods presented. See Note 2 - Revenue recognition, for additional accounting policy and transition disclosures.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which improves the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The ASU allows a measurement alternative for equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures, at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transaction for identical or similar investments of the same issuer, if any.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted the ASU effective January 1, 2018. The adoption did not have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. These amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company has adopted the standard retrospectively effective January 1, 2018. As a result, balance of net cash used in investing activities in the year ended December 31, 2017 and the balance of net cash provided by investing activities in the year ended December 31, 2016 were adjusted to exclude the change in restricted cash, resulting in a decrease in such balance of $541,426 and $96,337, respectively.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 3.1% in 2018, 7.5% in 2017, and 2.0% in 2016.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position

Rongfeng Cui	47	Chairman, President and Chief Executive Officer, Class A Director
Rongbing Cui	50	Chief Financial Officer, Corporate Secretary
Lei Wang (1) (2) (3)	35	Class B Director, independent
Qiu Li (1) (2) (3)	58	Class B Director, independent
Dandan Liu	31	Class A Director
Owens Meng (1) (2) (3)	41	Class C Director, independent

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Rongfeng Cui is the founder of our Company. He has served as our Chairman of the Board of Directors, President and Chief Executive Officer since July 2006. From May 2004 to June 2006, he served in the capacity of the Company’s General Manager. From 1994 to 2004, he held several managerial positions at various Qingdao based companies. Mr. Cui holds an undergraduate degree in International Trade from the Central Radio and Television University and an EMBA degree from Peking University. The Board of Directors determined that Mr. Cui should continue serving as our Chairman given his pivotal role in the Company’s founding, day-to-day operations and long-term vision.

Rongbing Cui is our Chief Financial Officer. He has served as our Chief Financial Officer since January 2015. From October 1998 to December 2014, he held the office of General Manager at Qingdao Yinghe Jiutian Information Technology Co., Ltd. Mr. Cui holds a Master’s degree in population and development from the Chinese Academy of Social Sciences. Mr. Cui is our Chairman’s brother.

On January 28, 2019, Rongbing Cui delivered to the Board his resignation letters as Board members effective as of January 28, 2019. The foregoing resignations were not for any disagreements with the Company, its management or the Board. Nevertheless, Rongbing Cui remained serving as the CFO of the Company.

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

Owens Meng is an independent director. Since September 2013, Owens Meng has been the managing director of Beijing Songlin Xinya Financial Consultants, Ltd. From November 2007 to September 2013, he served as chief representative of Sherb Consulting LLC Beijing Representative Office, and managing director of Sherb & Co, LLP, a mid-sized accounting firm which has audited more than 25 China-based, US publicly traded companies. From July 2003 to October 2007, Mr. Meng worked as an audit manager for Grant Thornton Beijing. Mr. Meng received his CPA permit from the state of Delaware, and is a member of China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor of the Institute of Internal Auditors. Mr. Meng holds a Bachelor’s degree in accounting and economics from Beijing Technology and Business University. Mr. Meng has served as an independent director of China Customer Relations Centers, Inc. (Nasdaq: CCRC) since September 2014. Mr. Meng was nominated as a director because of his experience in auditing, US GAAP and compliance issues.

Dandan Liu has served as a director of our board since February 2019. Ms. Liu founded Beijing Houxin Investments Co., Ltd. in June 2012 and has served as its CEO and Chairman since its inception. Ms. Liu has served as the Chairman of Hillshine Capital Management Limited since 2017. Ms. Liu was nominated as a director because of her diverse experiences in financial management and investment.

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

The following table shows the annual compensation paid by us for the years ended December 31, 2018 and 2017 to Cui Rongfeng and Cui Rongbing, our principal executive officers. No officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Year	Salary ($)	Bonus ($)	Total Paid ($)

Cui Rongfeng,	2018	32,057	-	20,310
Chairman, President and CEO	2017	21,311	-	14,729

Cui Rongbing,	2018	21,898	9,071	20,648
CFO and director(1)	2017	16,164	1,924	18,847

(1)	Cui Rongbing resigned from director from January 28, 2019.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We paid $10,000 compensation to each of our non-employee directors during each of the years ended December 31, 2018 and 2017.

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

Retirement Benefits

As of December 31, 2018, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

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

Employment agreement with Cui Rongbing, CFO

On September 1, 2016, Qingdao Tiandihui entered into an employment agreement with Cui Rongbing to serve in the role of Chief Financial Officer and Corporate Secretary for the initial period of 3 years, (commencing as of September 1, 2016 and terminating on August 31, 2019), which term may be extended for another 2 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Mr. Cui’s annual salary is RMB 144,000 payable in 12 equal monthly installments. The employment agreement may be terminated by either party upon 60-day advance notice to the other party. The Company will reimburse Mr. Cui for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

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

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Lei Wang, Qiu Li, and Owens Meng are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures;

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Lei Wang, Qiu Li, and Owens Meng, with Lei Wang serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Lei Wang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of Lei Wang, Qiu Li, and Owens Meng, with Qiu Li serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of Lei Wang, Qiu Li, and Owens Meng, with Owens Meng serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

	2016	2017	2018
Number of Employees	240	213	204

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,516,662 shares issued and outstanding as of April 30, 2019.  Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Building 10, 1388 Taifa Road, Huangdao District, Qingdao, Shandong Province, PRC.

Name of Beneficial Owner	Shares Owned	Percentage

Cui Rongfeng	2,287,324	18.27%
Cui Rongbing	-	-
Lei Wang (1)	-	-
Qiu Li (1)	-	-
Dandan Liu	2,060,588	16.46%
Wang Yanjuan (2)	1,215,000	9.71%
Owens Meng (1)	-	-
Directors & executive officers as a group (7 persons)	5,562,912	44.44%
Zuhua Zou	2,284,462	18.25%

Following these appointments, the Board consists of five members: Cui Rongfeng (Chairman), Lei Wang, Qiu Li, Owens Meng and Dandan Liu, of which Lei Wang, Qiu Li, and Owens Meng are deemed “independent” Board members.

(1)	Independent director.

(2)	CEO’s spouse.

B.	Related Party Transactions

Due from related parties

Due from related parties consisted of the following:

	December 31,	December 31,
	2018	2017
Tide	$44	$46
TDH Group BVBA	-	329,237
Rongfeng Cui	43,510	32,678
Total	$43,554	$361,961

The balance of due from Tide represents operating expenses paid by the Company on behalf of Tide. The balances of due from TDH Group BVBA and Rongfeng Cui represent overseas trade receivables collected by the two parties on behalf of the Company.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2018	2017
Saike	$16,470	$6,148
Phillip Zou	1,000	1,000
Yanjuan Wang	-	29,878
Rongfeng Cui	27,676	308,847
Total	$45,146	$345,873

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short term loans from related parties

	December 31,	December 31,
	2018	2017
Rongfeng Cui	$84,831	$-
A group of individuals who hold more than 10% voting interest of the Company	876,913	-
Rongbing Cui	31,993	-
Wenbin Pang	29,085	-
Yan Fu	29,085	-
Rongjie Cui	4,363	-
Jichang Zhang	2,909	-
Fucheng Sun	2,181	-
Total	$1,061,360	$-

The Company borrowed unsecured short term loans from related parties in the amount of $1,176,690 and $0, during the years ended December 31, 2018 and 2017, respectively. Interest rate for the loans outstanding during the year ended December 31, 2018 ranged from 3% to 25% per annum. The Company made repayment in the amount of $60,490 and $0, during the years ended December 31, 2018 and 2017, respectively.

Modification of Loans from related party

In January 2018, the Company entered into a loan agreement with an individual. In May 2018, the agreement was amended to, among other things, increase the principal amount from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among other things, increase the principal amount to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019.

In June 2018, the Company entered into a loan agreement with another individual. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among other things, increase the principal amount from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019.

The Company analyzed the amendments under ASC 470-50 and concluded that these amendments did not qualify for debt modification.

Long term loans from related party

	December 31,	December 31,
	2018	2017
Rongfeng Cui	$286,139	$-
Less: Rongfeng Cui - current portion	68,673	-
Non-current portion	$217,466	$-

Long term loans from related party represent loans assumed by the Company in connection with acquisition of TDH Group BVBA. In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 is due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively.

Sales to related parties, purchases from related parties and services provided by related parties

	For the Years Ended December 31,
	2018	2017	2016
SALES TO:
Like	$1,167,933	$506,495	$-
Liujiayi	25,832	-	-
TDH Group BVBA	325,766	-	-
Total Sales	$1,519,531	$506,495	$-
PURCHASES FROM:
Like	$-	$-	$490,388
Yinhe Jiutian	-	5,059	138,943
Kangkang Family Farm	-	30,191	13,818
Zhenyu	28,872	163,127	-
TDH Group BVBA	2,689	-	-
Total Purchases	$31,561	$198,377	$643,149
SERVICE PROVIDED BY:
Hanyinhe	$9,373	$-	$-
TDH Group BVBA	278,396	-	-
TDH JAPAN	134,181	-	-
Total Services Consumed	$421,950	$-	$-

For the years ended December 31, 2018, 2017 and 2016, the cost of revenue in connection with sales to related parties were $1,448,533, $399,177 and $0, respectively, which were included in cost of revenue-related parties in the accompanying consolidated statement of operations and comprehensive income (loss).

During the years ended December 31, 2018, 2017 and 2016, inventories purchased from related parties in the amount of $26,698, $44,502 and $6,616, respectively, were used and sold and included in cost of revenue in the accompanying consolidated statement of operations and comprehensive income (loss).

The Company purchased financial application software from Yinhe Jiutian in the amount of $0, $5,059 and $138,943 during the years ended December 31, 2018, 2017 and 2016, respectively.

Accounts receivables from related party

	December 31,	December 31,
	2018	2017
Like	$435,513	$-
Total	$435,513	$-

Advances from related party customer

	December 31,	December 31,
	2018	2017
Like	$-	$7,520
Total	$-	$7,520

Accounts payable to related parties

	December 31,	December 31,
	2018	2017
Yinhe Jiutian	$113,562	$120,020
Kangkang Family Farm	4,768	31,354
Zhenyu Trading	6,796	924
Total	$125,126	$152,298

Operating lease with related parties

The Company leases several office spaces from Rongfeng Cui, Rongbing Cui, Runrang Cui, and Saike under non-cancelable operating lease agreements with lease terms range from one to ten years. The rental expenses were $160,143, $82,927 and $56,652 for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company recognizes rental expenses under such arrangements on the straight-line basis over the initial term of the lease. The difference between the straight-line expenses and cash paid for rent was recorded as accrued expense, which was included in the balance of due to related parties on the consolidated balance sheets.

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

The following table sets forth, for the calendar quarters indicated and through April 30, 2019, the quarterly high and low sale prices for our shares, as reported on NASDAQ Stock Market.

	Shares
	High	Low

Quarterly and Monthly Highs and Lows
1st Quarter 2018	6.5119	6.2913
2nd Quarter 2018	6.5973	6.2796
3rd Quarter 2018	6.9146	6.6171
4th Quarter 2018	6.9568	6.8407
1st Quarter 2019	6.8764	6.6840
April 2019	6.7370	6.6922

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the NASDAQ Stock Market under the symbols PETZ, since September 21, 2017, following the completion of our initial public offering.

On January 7, 2019, we received a notification letter from Nasdaq Listing Qualifications advising the Company that based upon the closing bid price for the Company’s common shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5555(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until July 8, 2019, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s common stock must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date. If the Company does not regain compliance by the compliance deadline, the Company may be eligible for additional time to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Nasdaq staff will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the staff will provide notice that its securities will be subject to delisting.

The Company cannot provide any assurance that its common shares will trade at levels necessary to regain and maintain compliance with the above-referenced bid price rule before the compliance deadline. The Company intends to continue to monitor the bid price for its common stock. If the Company’s common shares do not trade at a level that is likely to regain compliance with the Nasdaq requirements, the Company’s Board of Directors will consider other options that may be available to achieve compliance.

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

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, last amended in February 2017 and became effective as of January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (the “Certifying Measures”), which retroactively became effective on January 1, 2008 and was amended on January 29, 2016. Under the EIT Law and the Certifying Measures, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Tiandihui was granted the high and new technology enterprise (“HNTE”) qualification valid until the year end of December 2018. There can be no assurance, however, that Tiandihui will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Tiandihui’s “high and new technology enterprise” status in the future. Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Tiandihui and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

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

PRC Business Tax and VAT

Pursuant to the Provisional Regulation of China on Business Tax last amended on November 10, 2008 and effective as of January 1, 2009 and the Detailed Rules for the Implementation of the Provisional Regulation of China on Business Tax last amended on October 28, 2011 and effective as of November 1, 2011, all entities and individuals engaged in providing taxable services, transfer of intangible assets or the sale of real estate are subject to business tax. Pursuant to the Provisional Regulations on Value-added Tax (VAT) of the PRC last amended on February 6, 2016 and became effective from January 1, 2009 and the Detailed Rules for the Implementation of the Provisional Regulation of China on VAT last amended on October 28, 2011 and effective as of November 1, 2011,all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated as “output VAT” minus “input VAT”, and the rates of VAT are 17%, 16%, 11% or 10% for sales of our goods as determined by State Administration of Taxation.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2018. Our actual PFIC status for the current taxable years ending December 31, 2018 will not be determinable until after the close of such year and, accordingly, there is no guarantee that we will not be a PFIC for the current year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Belgium taxation

The current enterprise income tax rate is approximately 34%, which includes 3% additional tax, for Belgium companies. Small and medium-sized enterprises may enjoy preferential tax rate if they meet the requirements.

Japan taxation

The enterprise income tax includes national income tax and local special tax for companies operated in Japan. The current national enterprise income tax rate is 30%. And the actual income tax burden will be around 35% - 40% given the local special tax was considered.

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

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. In 2018, we had $1.87 million weighted average outstanding bank loans, with weighted average effective interest rate of 6.06%. In the year 2017, we had $1.52 million weight average outstanding bank loans, with weighted average effective interest rate of 6%.

As of December 31, 2018, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been $3,348, lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

As of December 31, 2017, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB $2,029 lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

Foreign Currency Risk

Our functional currency is the RMB, Euro and Yen, and our financial statements are presented in U.S. dollar. We mainly use RMB in domestic transaction, and the transaction settled with Euro and Yen are immaterial. The RMB depreciated against the U.S. dollar by 5.6% in 2018 and appreciated by 6.0% in 2017. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

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

Disclosure Controls and Procedures

As of December 31, 2018 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were not effective as of December 31, 2018.

The material weakness identified by our management was a lack of sufficient controls in place to monitor and manage the relocation of the Company’s Canning manufacturing plant in March 2018. Following this relocation, the Company experienced a decrease in product quality which, in turn, led to sales returns and inventory write-downs.

Following our lease term expiration at the end of 2017, the Company has attempted to negotiate a new lease term with the local government, but ultimately failed to do so. As a result, the Company was forced to relocate its production facility to another location in March 2018. As the Company had no prior experience in large scale production facility relocation, it did not take sufficient quality control measures in managing the relocation process. This plant relocation resulted in decreased quality of the finished product based on production testing. In addition, during the Shanghai Cooperation Organization summit which was held in June 2018, the local government limited our production activity and electric power supply, which negatively impacted the production of finished products and resulted in an increase of per unit cost basis of our products. The quality of our products suffered and the percentage of lower quality product compared to our total output has increased from March to June. Discarding products and certain packing materials, cancellation of orders due to shortage of quality products, as well as the reduction of production capacity due to the relocation of the Canning facility impacted our results of operation negatively.

In order to address the foregoing material weakness, we have put in place additional controls, including:

●	Introduction of additional management controls and systems to prepare for any future needs to relocate or amend our production capabilities,

●	Strengthening the training of the Company’s employees in positions of control and oversight, educating the Company’s staff on the Company’s rules and regulations, and

●	Strengthening communications among all departments within and related parties with the company to eliminate processing errors.

We intend to complete the remediation effort on or before the end of the 2019 fiscal year and will conduct periodic assessments of the state of the Company’s financial reporting measures and systems, as a whole.

Changes in Internal Controls over Financial Reporting

Other than the changes described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purpose in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on these evaluations, our management concluded that, due to the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2018.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Lei Wang is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.	CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, www.tdhpet.com. The information on our corporate website is not a part of this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by MaloneBailey LLP for the periods indicated:

	December 31, 2018	December 31, 2017
Audit Fees	$294,300	$260,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$294,300	$260,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchases of our securities were made by us or our affiliates in 2018.

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

TDH Holdings, Inc.

May 15, 2019	By:	/s/ Cui Rongfeng
		Name:	Cui Rongfeng
		Title:	Chief Executive Officer (Principal Executive Officer)

TDH Holdings, Inc.

May 15, 2019	By:	/s/ Cui Rongbing
		Name:	Cui Rongbing
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

TDH HOLDINGS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

TDH Holdings, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TDH Holdings, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Adoption of ASU 2014-09

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers due to the Company’s adoption of ASU 2014-09, Revenue from contracts with customers, effective January 1, 2018.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered significant losses from operations and has a substantial net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Houston, Texas

May 15, 2019

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$893,020	$2,346,109
Restricted cash, current	1,807,485	797,668
Accounts receivable	845,800	1,932,924
Accounts receivable - related party	435,513	-
Advances to suppliers	77,280	633,554
Inventories, net	3,019,804	9,135,332
Due from related parties	43,554	361,961
Prepayments and other current assets	680,606	371,796
Total current assets	7,803,062	15,579,344
NON-CURRENT ASSETS:
Restricted cash, non-current	-	500,000
Property, plant and equipment, net	8,410,525	3,520,373
Land use rights, net	1,014,538	211,023
Long-term investments	201,281	-
Total non-current assets	9,626,344	4,231,396
Total assets	$17,429,406	$19,810,740

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$6,220,375	$4,734,110
Accounts payable - related parties	125,126	152,298
Notes payable	2,462,044	1,377,106
Advances from customers	160,828	231,230
Advances from customers - related party	-	7,520
Short term loans	8,263,038	1,402,514
Short term loans - related parties	1,061,360	-
Current portion of long term loans - related party	68,673	-
Taxes payable	44,319	13,562
Due to related parties	45,146	345,873
Other current liabilities	692,669	392,435
Total current liabilities	19,143,578	8,656,648
NON-CURRENT LIABILITIES:
Deferred tax liabilities	4,929	5,810
Long term loans - related party, non-current	217,466	-
Total liabilities	19,365,973	8,662,458
STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock ($0.001 par value; 200,000,000 shares authorized; 10,516,662 and 9,423,750 shares issued and outstanding at December 31, 2018 and 2017, respectively)	10,517	9,424
Additional paid-in capital	10,999,011	9,947,084
Stock subscription receivable	-	(100,000)
Statutory reserves	160,014	160,014
Retained earnings (Accumulated deficit)	(13,349,232)	823,474
Accumulated other comprehensive income	243,470	308,286
Total TDH Holdings, Inc. stockholders’ equity (deficit)	(1,936,220)	11,148,282
Noncontrolling interest	(347)	-
Total stockholders’ equity (deficit)	(1,936,567)	11,148,282
Total liabilities and stockholders’ equity (deficit)	$17,429,406	$19,810,740

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Years Ended December 31,
	2018	2017	2016

Net revenue	$22,154,506	$28,473,016	$24,443,736
Net revenue - related parties	1,519,531	506,495	-
Total revenue	23,674,037	28,979,511	24,443,736
Cost of revenue	26,278,300	20,283,321	17,368,249
Cost of revenue - related parties	1,448,533	399,177	-
Total cost of revenue	27,726,833	20,682,498	17,368,249
Gross profit	(4,052,796)	8,297,013	7,075,487
Operating expenses:
Selling expense	4,535,945	4,882,367	3,439,843
General and administrative expense	2,792,858	2,095,676	1,407,787
Research and development expense	1,062,582	1,051,665	1,076,568
Impairment of goodwill	1,599,591	-	-
Total operating expenses	9,990,976	8,029,708	5,924,198
Income (loss) from operations	(14,043,772)	267,305	1,151,289
Interest expense	(233,101)	(82,946)	(102,274)
Government subsidies	81,882	414	21,912
Other income	20,242	19,305	51,535
Other expense	(26,992)	(144,069)	(23,490)
Loss from equity method investment	(17,524)	-	-
Total other expenses	(175,493)	(207,296)	(52,317)
Income (loss) before income taxes provision (benefit)	(14,219,265)	60,009	1,098,972
Income tax provision (benefit)	-	(55,102)	89,801
Net income (loss)	(14,219,265)	115,111	1,009,171
Less: Net loss attributable to noncontrolling interest	(40)	-	-
Net income (loss) attributable to TDH Holdings, Inc.	$(14,219,225)	$115,111	$1,009,171
Comprehensive income (loss)
Net income (loss)	$(14,219,265)	$115,111	$1,009,171
Other comprehensive income (loss)
Foreign currency translation adjustment	(65,123)	410,642	(221,418)
Total comprehensive income (loss)	$(14,284,388)	$525,753	$787,753
Less: Comprehensive loss attributable to noncontrolling interest	(347)	-	-
Comprehensive income (loss) attributable to TDH Holdings, Inc.	$(14,284,041)	$525,753	$787,753

Earnings (loss) per common share attributable to TDH Holdings Inc.
Basic	$(1.49)	$0.01	$0.13
Diluted	$(1.49)	$0.01	$0.13
Weighted average common shares outstanding
Basic	9,558,493	8,303,853	7,900,000
Diluted	9,558,493	8,303,853	7,900,000

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Number of Shares	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable	Statutory Reserves	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
Balance, January 1, 2016	7,900,000	$7,900	$2,691,234	$-	$39,923	$(180,717)	$119,062	$-	$2,677,402
Net income						1,009,171			1,009,171
Issuance of common shares			4,687,153						4,687,153
Stock subscription receivable				(927,730)					(927,730)
Distribution in connection with acquisition of a subsidiary			(2,880,000)						(2,880,000)
Liabilities assumed in connection with acquisition of a subsidiary			(91,826)						(91,826)
Statutory Reserve					100,647	(100,647)			-
Foreign currency translation adjustment							(221,418)		(221,418)
Balance, December 31, 2016	7,900,000	7,900	4,406,561	(927,730)	140,570	727,807	(102,356)	-	4,252,752
Net income						115,111			115,111
Issuance of common shares	1,523,750	1,524	5,540,523						5,542,047
Collection of stock subscription receivable				827,730					827,730
Liabilities assumed in connection with acquisition of a subsidiary
Statutory Reserve					19,444	(19,444)			-
Foreign currency translation adjustment							410,642		410,642
Balance, December 31, 2017	9,423,750	9,424	9,947,084	(100,000)	160,014	823,474	308,286	-	11,148,282
Net loss						(14,219,225)		(40)	(14,219,265)
Cumulative effect of adoption of ASC Topic 606						46,519			46,519
Issuance of common shares for business acquisition	1,092,912	1,093	1,051,927						1,053,020
Collection of stock subscription receivable				100,000					100,000
Liabilities assumed in connection with acquisition of a subsidiary
Statutory Reserve
Foreign currency translation adjustment							(64,816)	(307)	(65,123)
Balance, December 31, 2018	10,516,662	$10,517	$10,999,011	$-	$160,014	$(13,349,232)	$243,470	$(347)	$(1,936,567)

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net income (loss)	$(14,219,265)	$115,111	$1,009,171
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization expense	395,355	364,170	256,104
Loss from equity method investment	17,524	-	-
Impairment of goodwill	1,599,591	-	-
Inventory write-down	1,668,508	-	-
Bad debt provision	-	18,201	-
Deferred income tax liability	(591)	(8,581)	(127)
Loss on disposal of property, plant and equipment	-	1,783	-
Changes in operating assets and liabilities:
Accounts receivable	1,302,573	(971,831)	(609,099)
Accounts receivable - related party	(778,516)	(10,817)	-
Inventories, net	4,203,927	(2,658,359)	(3,316,762)
Due to related parties	18,142	5,920	-
Advances to suppliers	569,723	121,360	(610,215)
Prepayments and other current assets	(291,336)	18,197	(223,632)
Accounts payable	1,870,157	1,174,363	1,321,954
Accounts payable - related parties	19,848	32,440	-
Interest payable	119,712	-	-
Notes payable	1,204,910	(127,275)	284,510
Taxes payable	32,733	(115,219)	(85,139)
Advances from customers	(60,254)	(601,855)	513,456
Advances from customers - related party	(7,397)	7,241	-
Other current liabilities	160,914	(39,785)	(29,339)
Net cash used in operating activities	(2,173,742)	(2,674,936)	(1,489,118)
Cash flows from investing activities
Payments to acquire property, plant and equipment	(5,627,422)	(227,900)	(9,002)
Proceeds from disposal of property, plant and equipment	-	2,012	-
Payments to acquire land use rights	(854,221)	(103,596)	-
Acquisition of businesses, net of cash acquired	19,888	-	-
Loans to related parties	(132,147)	(533,242)	(2,543,946)
Repayments from related parties	235,049	15,443	3,400,799
Payments for long-term investments	(235,605)	-	-
Net cash provided by (used in) investing activities	(6,594,458)	(847,283)	847,851
Cash flows from financing activities
Proceeds from issuance of common shares	-	5,542,047	3,759,423
Collection of stock subscription receivable	100,000	827,730	-
Capital distribution in connection with acquisition of a subsidiary	-	-	(2,880,000)
Proceeds from related parties	5,306	1,073,961	3,503,190
Repayments to related parties	(385,420)	(1,767,391)	(3,310,849)
Proceeds from short term loans	8,400,090	2,077,219	1,806,411
Repayments of short term loans	(1,508,056)	(2,494,793)	(1,806,411)
Proceeds from short term loans - related parties	1,176,690	-	-
Repayments of short term loans - related party	(60,490)	-	-
Net cash provided by financing activities	7,728,120	5,258,773	1,071,764
Effect of exchange rate changes on cash, cash equivalents and restricted cash	96,808	55,000	(84,892)
Net change in cash, cash equivalents and restricted cash	(943,272)	1,791,554	345,605
Cash, cash equivalents and restricted cash, beginning of the year	3,643,777	1,852,223	1,506,618
Cash, cash equivalents and restricted cash, end of the year	$2,700,505	$3,643,777	$1,852,223

Supplemental cash flow information
Interest paid	$113,389	$82,234	$102,274
Income taxes paid	$-	$59,927	$102,036

Non-cash investing and financial activities
Operating expenses paid by related parties	$157,094	$85,837	$68,679
Property, plant and equipment transferred from construction in progress	$-	$-	$34,721
Liabilities assumed in connection with purchase of property, plant and equipment	$38,636	$133,229	$295,280
Liabilities assumed in connection with acquisition of a subsidiary	$-	$-	$91,826
Accounts payable settled with loans to related parties	$-	$-	$490,388
Receivables from related parties settled with payables to related parties	$114,707	$169,906	$92,402
Shares issuance in connection with acquisition of subsidiaries	$1,053,020	$-	$-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$893,020	$2,346,109	$1,145,103
Restricted cash, current	$1,807,485	$797,668	$707,120
Restricted cash, non-current	$-	$500,000	$-
Total cash, cash equivalents, and restricted cash at end of the year	$2,700,505	$3,643,777	$1,852,223

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

Tiandihui was founded in Qingdao City, Shandong Province, People’s Republic of China (“PRC”) on April 22, 2002 as a limited liability company. As of December 31, 2018, Tiandihui had two wholly owned subsidiaries: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (“Chongai jiujiu”), which was incorporated on March 3, 2011, in Beijing City, the Capital of PRC, and Qingdao Kangkang Development Co., Ltd. (“Kangkang Development”), which was incorporated on August 9, 2016, in Qingdao City, Shandong Province, PRC. Tiandihui and its wholly owned subsidiaries are engaged in the business of development, manufacture, sales of high quality pet food under our own formula patent. Our products are produced at Tiandihui facility and sold to the pet owners in PRC and to the retailers and wholesalers throughout worldwide.

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

On November 14, 2017, a 55% owned subsidiary of the Company, Yichong (Qingdao) Technology Co., Ltd. (“Yichong”) was incorporated in Qingdao City, PRC. Yichong had no operation during the year ended December 31, 2018 and 2017.

On November 29, 2017, a 55% owned subsidiary of the Company, Qingdao Lingchong Information Technology Co., Ltd. (“Lingchong”) was incorporated in Qingdao City, PRC. Lingchong had no operation during the year ended December 31, 2017.

On January 3, 2018, the Company established a wholly-owned subsidiary, Qingdao Lile Pet Foodstuffs Co., Ltd. (“Lile”) in Qingdao City, PRC. Lile had limited operation activities for the year ended December 31, 2018.

In November 2018, the Company completed business acquisitions of TDH Group BVBA, a Belgium entity and TDH JAPAN, a Japanese entity.

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

The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries.

All significant intercompany accounts and transactions have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of during the respective periods are included in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate. The portion of the income or loss applicable to noncontrolling interest in subsidiaries is reflected in the consolidated statements of operations.

Going Concern

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, for the year ended December 31, 2018, the Company has incurred a net loss of approximately $14.2 million and working capital deficit of approximately $11.3 million and its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Company’s obligations as they become due for the next twelve months after the date that our financial statements are issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plan to alleviate the substantial doubt about the Company’s ability to continue as a going concern include attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financings to eliminate inefficiencies in order to meet its anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditures, working capital, and other requirements.

The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amount or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK and TDH Petfood LLC is United States dollar. The functional currency of Tiandihui, Chongai Jiujiu, Kangkang Development, Yichong, Lingchong and Lile is Renminbi (“RMB”). The functional currency of TDH Group BVBA is Euro (“€”). The functional currency of TDH JAPAN is Yen (“¥”). For the subsidiaries whose functional currencies are RMB, Euro and Yen, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of operations.

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet	Average Rates
	Date Rates

Year ended December 31, 2018	6.8764	6.6146
Year ended December 31, 2017	6.5064	6.7570

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet	Average Rate
	Date Rate
Period from acquisition completion date to December 31, 2018	0.8737	0.8789

The exchange rates used to translate amounts in Yen into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=¥):

Period Covered	Balance Sheet	Average Rate
	Date Rate
Period from acquisition completion date to December 31, 2018	110.0039	112.1693

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets and goodwill, write-down in value of inventories and income taxes including the valuation allowance for deferred tax assets, and allowance for sales return. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

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

Inventories

Inventories, consisting of raw materials, low-valued consumables, work in progress, goods sold in transit and finished goods, are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis. The valuation of inventory requires us to estimate excess and slow-moving inventory. We evaluate the recoverability of our inventory based on assumption about expected demand, market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

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

Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Estimated useful lives are as follows:

Machinery equipment	5 - 20 years
Computer software	10 years
Electronic equipment	5 - 10 years
Office equipment	5 - 10 years
Motor vehicles	5 - 10 years
Leasehold improvement	Shorter of the lease term or estimated useful life
Buildings	20 - 50 years

Land Use Rights

According to the law of PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government for a specified period of time. Land use rights are being amortized using the straight-line method over the periods the rights are granted.

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company has not recorded any significant impairment charges on long-lived assets during the years presented.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. The Company recorded an impairment loss on goodwill of $1,599,591 for the year ended December 31, 2018.

Long-term Investments

The Company’s long-term investments consist of equity investments without readily determinable fair value and equity method investments.

In accordance with ASC 323, Investments-Equity Method and Joint Ventures, the Company applies the equity method of accounting to equity investments, over which it has significant influence but does not own a majority equity interests or otherwise control. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Under the equity method, the Company initially records its investment at cost and subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment.

The Company continually reviews its investment under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Company makes assessment of whether an investment is impaired at each reporting date, and recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income (loss) if there is any. The Company makes a qualitative assessment of whether the investments is impaired at each reporting date.

No impairment was identified during the year ended December 31, 2018.

Fair Value of Financial Instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Company measures certain financial assets, including the investment under the measurement alternative method and equity method on other-than-temporary basis, intangible assets, goodwill and fixed assets at fair value when an impairment charge is recognized.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, current, accounts receivable, advances to suppliers, prepayments and other current assets, accounts payable and notes payables, advances from customers, taxes payable, other current liabilities, short-term loans, the carrying amounts approximate their fair values due to the short maturities.

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

Revenue Recognition

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, using the modified retrospective method applied to those contracts that were not completed as of January 1, 2018. Results for the reporting period beginning after January 1, 2018 are presented under ASC Topic 606, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC Topic 605.

Revenue for sale of products is derived from contracts with customers, which primarily include the sale of pet food products. The Company recognizes revenue upon transfer of control of promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.

Revenue is recognized net of any taxes collected from customers that are subsequently remitted to governmental authorities, including value-added tax (“VAT”), business tax, applicable local government levies. At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated sales returns based upon historical experience and related terms of customer arrangements.

The allowance for sales returns recorded by the Company is $0.89 million, $0 and $0 for the years ended December 31, 2018, 2017 and 2016, respectively. The Company does not provide rebate, pricing protection or any other concessions to its customers.

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free onboard shipping point arrangements, as a fulfilment cost and accrues for such costs.

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 12 for information regarding revenue disaggregation by product lines, marketing channels and countries.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2018 and 2017, the Company recorded contract liabilities of $160,828 and $238,750, respectively, which was presented as advances from customers and advances from customers-related party on the accompanying consolidated balance sheets. During the year ended December 31, 2018, the Company recognized $238,750 of contract liabilities included in the opening balances of advance from customers and advance from customers-related party.

Adoption Impact of ASC Topic 606 on the Opening Balance Sheet as of January 1, 2018

The Company adopted ASC Topic 606 using the modified retrospective method. Under the new standard the Company recognized revenue generated from products sold to certain E-commerce platforms when the control has been transferred, generally at the time products are delivered and accepted by the E-commerce platforms rather than when the price is determined and mutually agreed upon between the Company and the E-commerce platforms, usually at a later time after products delivery, under ASC Topic 605. The cumulative impact of applying the new guidance to all contracts with customers that were not completed as of January 1, 2018 was recorded as an adjustment to the opening retained earnings at the date of adoption. The following table summarizes the adjustments made to accounts on the consolidated balance sheet as of January 1, 2018:

	As Reported	Adjustments	As Adjusted
	December 31, 2017	Revenue Recognition	January 1, 2018
Accounts receivable	$1,932,924	$245,788	$2,178,712
Prepayments and other current assets	371,796	(24,357)	347,439
Inventories	9,135,332	(174,912)	8,960,420
Retained earnings	$823,474	$46,519	$869,993

Impact of ASC Topic 606 on Consolidated Financial Statement Line Items

The impact of adoption of ASC Topic 606 on our consolidated balance sheet as of December 31, 2018 and our consolidated statement of operations and comprehensive loss and cash flows for the year ended December 31, 2018 was as follows:

	December 31, 2018
	As Reported	Balances without Adoption of ASC Topic 606	Effect of Change Higher (Lower)
Consolidated Balance Sheet
Assets:
Accounts receivable	$845,800	$765,098	$80,702
Prepayments and other current assets	680,606	688,139	(7,533)
Inventories, net	3,019,804	3,111,334	(91,530)
Stockholders’ Equity (Deficit):
Accumulated other comprehensive income	243,470	244,196	(726)
Accumulated deficit	$(13,349,232)	$(13,330,145)	$19,087

	Year Ended December 31, 2018
	As Reported	Balances without Adoption of ASC Topic 606	Effect of Change Higher (Lower)
Consolidated Statement of Operations and Comprehensive Loss
Net Revenue	$22,154,506	$22,299,871	$(145,365)
Cost of revenue	26,278,300	26,358,059	(79,759)
Net loss	$14,219,265	$14,153,659	$65,606

	Year Ended December 31, 2018
	As Reported	Balances without Adoption of ASC Topic 606	Effect of Change
Consolidated Statement of Cash Flows
Net loss	$(14,219,265)	$(14,153,659)	$(65,606)
Adjustments to reconcile net loss to net cash used in operating activities
Accounts receivable	$1,302,573	$1,140,682	$161,891
Prepayments and other current assets	(291,336)	(274,810)	(16,526)
Inventories, net	4,203,927	4,283,686	(79,759)
Net cash used in operating activities	$(2,173,742)	$(2,173,742)	$-

Government Grants

Government grants include cash subsidies as well as other subsidies received from the PRC government by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of operations and comprehensive income (loss) when cash is received and the relevant performance criteria specified in the grant are met.

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

Shipping and handling expenses amounted to $741,816, $1,162,827 and $836,561 for the years ended December 31, 2018, 2017 and 2016, respectively.

Advertising costs amounted to $150,154, $215,399 and $84,667 for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Comprehensive Income/Loss

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustment. As of December 31, 2018, 2017 and 2016, the only component of accumulated other comprehensive income/loss was foreign currency translation adjustment.

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

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” and issued subsequent amendments to the initial guidance or implementation guidance including ASU 2018-01, 2018-10, 2018-11, 2018-20 and 2019-01 (collectively, including ASU 2016-02, “ASC 842”). Under ASC 842, lessees will be required to recognize all leases at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

The standard will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company plans to adopt the standard on January 1, 2019 on a modified retrospective basis and will not restate comparable periods. The Company will elect the package of practical expedients permitted under the transition guidance, which allows the Company to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect the short-term lease exemption for contracts with lease terms of 12 months or less. In addition, the Company will elect the land easement transition practical expedient and will not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease. The Company estimates that approximately $0.67 million would be recognized as total right-of-use assets and total lease liabilities on the consolidated balance sheet as of January 1, 2019. However, the Company does not expect the adoption to have a material impact to its consolidated statements of operations and comprehensive income (loss) and cash flows.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The amendments in this Update modify the disclosure requirements on fair value measurements based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential impacts of ASU 2018-13 on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)”. Under ASU 2014-09, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted for periods beginning after December 15, 2016. The Company elected adopting the standard using the modified retrospective method on January 1, 2018. The Company recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of retained earnings at the date of adoption. The comparative information has not been restated and continues to be reported under the accounting standards in effect for the periods presented. See Note 2 - Revenue recognition, for additional accounting policy and transition disclosures.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which improves the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The ASU allows a measurement alternative for equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures, at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transaction for identical or similar investments of the same issuer, if any.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted the ASU effective January 1, 2018. The adoption did not have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. These amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company has adopted the standard retrospectively effective January 1, 2018. As a result, balance of net cash used in investing activities in the year ended December 31, 2017 and the balance of net cash provided by investing activities in the year ended December 31, 2016 were adjusted to exclude the change in restricted cash, resulting in a decrease in such balance of $541,426 and $96,337, respectively.

Note 3 – RESTRICTED CASH

Restricted cash, current

Restricted cash, current represents the bank deposits used to pledge the bank acceptance notes and letters of credit issued by the Company.

The cash is restricted for use over the terms of the bank acceptance notes and was used directly to settle the liabilities when the bank acceptance notes or letters of credit became due.

As of December 31, 2018 and 2017, the Company had notes payable of $2,462,044 and $1,377,106, respectively.

The notes payable issued during the year ended December 31, 2018 were secured by the land use right and real property of Qingdao Saike Environmental Technology Co., Ltd., a related party, real property of Rongfeng Cui, Principal shareholder, Chairman of the Board and CEO of the Company, and Yanjuan Wang, CEO’s wife, restricted cash of RMB300,000 (approximately $43,600) from Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), a third party guarantee company, and guaranteed by Rongfeng Cui and Qingdao Gaochuang Technology Finance Guarantee Co., Ltd.

The notes payable issued during the year ended December 31, 2017 were secured by the land use right and real property of Qingdao Saike Environmental Technology Co., Ltd., a related party, and real property of Rongfeng Cui, Principal shareholder, Chairman of the Board and CEO of the Company, and Yanjuan Wang, CEO’s wife, and guaranteed by Rongfeng Cui.

As of December 31, 2018 and 2017, the Company had non-cancellable letters of credit outstanding in the amount of $63,000, and $97,200, respectively.

Restricted cash, non-current

In connection with its initial public offering, the Company agreed to deposit $500,000 in a non-interest bearing escrow account to satisfy the potential indemnification obligations for two years following September 25, 2017, which is presented as restricted cash, non-current as of December 31, 2017. As of December 31, 2018, the balance was reclassified to restricted cash, current.

Note 4 – INVENTORIES

As of December 31, 2018 and 2017, inventories consisted of the following:

	December 31, 2018	December 31, 2017
Raw materials	$857,462	$2,392,731
Work in progress	2,313,763	4,106,837
Finished goods	1,448,854	2,635,764
Total	4,620,079	9,135,332
Inventory write-down	(1,668,508)	-
Inventories, net	$2,951,571	$9,135,332

The work in progress and finished goods held by third parties were $919,390 and $0 as of December 31, 2018, respectively. The work in progress and finished goods held by third parties were $1,356,461 and $212,063 as of December 31, 2017, respectively.

The Company recorded write-down of potentially obsolete or slow-moving inventories of $1,501,510 and lower of cost or market adjustment of $166,998 for the year ended December 31, 2018.

Note 5 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2018 and 2017, property, plant and equipment consisted of the following:

	December 31,	December 31,
	2018	2017
Machinery equipment	$3,257,452	$3,357,637
Electronic equipment	66,632	70,421
Office equipment	237,264	229,978
Vehicles	75,114	79,385
Buildings	6,234,238	964,504
Leasehold Improvement	289,186	262,648
Total property, plant and equipment	10,159,886	4,964,573
Less: accumulated depreciation	(1,749,361)	(1,444,200)
Property, plant and equipment, net	$8,410,525	$3,520,373

Depreciation expense for the years ended December 31, 2018, 2017 and 2016 was $388,256, $349,887 and $252,957, respectively.

As of December 31, 2018 and 2017, certain property, plant and equipment with net book value of $6,652,037 and $555,070 was pledged as collateral under certain loan arrangements, respectively.

Note 6 – LAND USE RIGHTS

	December 31, 2018	December 31, 2017
Land use rights	$1,041,736	$232,550
Accumulated depreciation	(27,198)	(21,527)
Land use rights, net	$1,014,538	$211,023

During the years ended December 31, 2018, 2017 and 2016, amortization expense amounted to $7,099, $14,283 and $3,147, respectively. The Company expects to record amortization expense of $21,979, $21,979, $21,979, $21,979, $21,979 and $904,643 for 2019, 2020, 2021, 2022, 2023 and thereafter, respectively.

As of December 31, 2018 and 2017, land use right with net book value of $820,343 and $115,056, respectively, was pledged as collateral under certain loan arrangements.

Note 7 – SHORT TERM LOANS

The Company’s loans consist of the followings:

	December 31,	December 31,
	2018	2017
Short term loans	$8,263,038	$1,402,514
Total	$8,263,038	$1,402,514

	December 31,	December 31,
	2018	2017
Secured	$8,021,447	$1,352,514
Unsecured	241,591	50,000
Total	$8,263,038	$1,402,514

For the years ended December 31, 2018 and 2017, the Company entered into various loans agreements with various Chinese banks, other entity and individuals for an aggregated amount of $8,400,090 and $2,077,219, respectively, to facilitate its business operations. Interest rate for the loans outstanding during the years ended December 31, 2018 and 2017 ranged from 2.46% to 25% and from 5.22% to 6.09% per annum, respectively.

As of December 31, 2018, corporate or personal guarantees provided for those loans were as follows:

$407,190	Pledged by real property and land use right of Rongfeng Cui; Guaranteed by Rongfeng Cui and Yanjuan Wang

$1,586,393	Pledged by real property of the Company, real property of Rongfeng Cui; Guaranteed by Rongfeng Cui and Yanjuan Wang

$3,119,365	Pledged by real property and land use right of the Company; Guaranteed by Rongfeng Cui and Yanjuan Wang

$2,908,499	Guaranteed by Rongfeng Cui and Yanjuan Wang

On December 20, 2018, the Company entered into a loan agreement with China Construction Bank (“CCB”) to borrow RMB21,450,000 (approximately $3,119,000). The loan bears an annual interest rate of 5.39% and is due in 84 months. Pursuant to the loan agreement, the proceeds of the loan can only be used in the purchase of manufacturing facility and the associated land use right located at Lingang Economic Development Zone, Huangdao District, Qingdao, Shandong Province, People’s Republic of China.

As of December 31, 2018, the Company’s future principal obligations according to the terms of the loan agreement are as follows:

2019	$5,579,948
2020	436,275
2021	436,275
2022	436,275
2023	436,275
Thereafter	937,990
Total	$8,263,038

The loan agreement between the Company and CCB contains a number of covenants and restrictions. Such covenants and restrictions include, but are not limited to, financial ratios. Unless a breach is remediated or a waiver is obtained, a breach of such covenants and restrictions generally permits lender to demand accelerated repayment of principal and interest.

The Company did not meet the financial ratios set forth in the debt covenants as of December 31, 2018 nor subsequently. The Company does not expect to meet the current debt covenant requirement within the next 12 months. As a result, the corresponding loan described above was reclassified as current liability and included in short term loans.

The interest expenses for the short term loans were $138,010, $82,234 and $102,274 for the years ended December 31, 2018, 2017 and 2016, respectively.

Note 8 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2018, 2017 and 2016 consist of the following:

Name of Related Party	Nature of Relationship
Rongfeng Cui	Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”)

Rongbing Cui	Chief Financial Officer (“CFO”), Rongfeng Cui’s brother

Rongjie Cui	Rongfeng Cui’s brother

Yanjuan Wang	Principal shareholder, Rongfeng Cui’s wife

Runrang Cui	Father of Rongfeng Cui, and owner of Huangdao Dinggezhuang Kangkang Family Farm

Xiaomei Wang	Rongbing Cui’s wife

A group of individuals	A group of shareholders hold more than 10% of the voting interest of the Company

Wenbin Pang	Financial Director of the Company

Yan Fu	Former Sales Vice President

Jichang Zhang	General manager

Fucheng Sun	Chief R&D Officer

Phillip Zou	Noncontrolling shareholder of Petfood LLC

Qingdao Kangkang Pet Supplies Co., Ltd. (“Kangkang”)	Controlled by Rongfeng Cui, through owning 85% of its equity interest

Tide (Shanghai) Industrial Co. Ltd. (“Tide”)	Owned by Rongfeng Cui and Yanjuan Wang

Qingdao Like Pet Supplies Co., Ltd. (“Like”)	Rongfeng Cui served as CEO, and Shuhua Cui, the sister of Rongfeng Cui, served as the legal person. On May 26, 2016, both Rongfeng Cui and Shuhua Cui resigned from their positions, but still have significant influence on Like.

Qingdao Like Electronic Commerce Co., Ltd. (“Like E-commerce”)	Rongfeng Cui was the former supervisor and shareholder, still has significant influence on Like.

Qingdao Saike Environmental Technology Co., Ltd. (“Saike”)	Owned by Rongfeng Cui and Yanjuan Wang

Huangdao Ding Ge Zhuang Kangkang Family Farm (“Kangkang Family Farm”)	Controlled by Rongfeng Cui’s father

TDH Group BVBA	A European company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly-owned subsidiary of the Company since November 30, 2018

TDH JAPAN	A Japanese company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly-owned subsidiary of the Company since November 30, 2018

Qingdao Yinhe Jiutian Information Technology Co., Ltd. (“Yinhe Jiutian”)	Solely owned by Rongbing Cui

Huangdao Hanyinhe Software Development Center Co., Ltd. (“Hanyinhe”)	Solely owned by Xiaomei Wang

Zhenyu Trading (Qingdao) Co., Ltd. (“Zhenyu”)	Noncontrolling shareholder of Yichong

Beijing Quanmin Chongai Information Technology Co., Ltd. (“Quanmin Chongai”)	Controlled by Anqi Zhou, a close relative of Rongfeng Cui

Due from related parties

Due from related parties consisted of the following:

	December 31,	December 31,
	2018	2017
Tide	$44	$46
TDH Group BVBA	-	329,237
Rongfeng Cui	43,510	32,678
Total	$43,554	$361,961

The balance of due from Tide represents operating expenses paid by the Company on behalf of Tide. The balances of due from TDH Group BVBA and Rongfeng Cui represent overseas trade receivables collected by the two parties on behalf of the Company.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2018	2017
Saike	$16,470	$6,148
Phillip Zou	1,000	1,000
Yanjuan Wang	-	29,878
Rongfeng Cui	27,676	308,847
Total	$45,146	$345,873

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short term loans from related parties

	December 31,	December 31,
	2018	2017
Rongfeng Cui	$84,831	$-
A group of individuals who hold more than 10% voting interest of the Company	876,913	-
Rongbing Cui	31,993	-
Wenbin Pang	29,085	-
Yan Fu	29,085	-
Rongjie Cui	4,363	-
Jichang Zhang	2,909	-
Fucheng Sun	2,181	-
Total	$1,061,360	$-

The Company borrowed unsecured short term loans from related parties in the amount of $1,176,690 and $0, during the years ended December 31, 2018 and 2017, respectively. Interest rate for the loans outstanding during the year ended December 31, 2018 ranged from 3% to 25% per annum. The Company made repayment in the amount of $60,490 and $0, during the years ended December 31, 2018 and 2017, respectively.

Modification of loans from related party

In January 2018, the Company entered into a loan agreement with an individual. In May 2018, the agreement was amended to, among other things, increase the principal amount from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among other things, increase the principal amount to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019.

In June 2018, the Company entered into a loan agreement with another individual. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among other things, increase the principal amount from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019.

The Company analyzed the amendments under ASC 470-50 and concluded that these amendments did not qualify for debt modification.

Long term loans from related party

	December 31,	December 31,
	2018	2017
Rongfeng Cui	$286,139	$-
Less: Rongfeng Cui - current portion	68,673	-
Non-current portion	$217,466	$-

Long term loans from related party represent loans assumed by the Company in connection with acquisition of TDH Group BVBA. In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 is due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively.

Sales to related parties, purchases from related parties and services provided by related parties

	For the Years Ended December 31,
	2018	2017	2016
SALES TO:
Like	$1,167,933	$506,495	$-
Liujiayi	25,832	-	-
TDH Group BVBA	325,766	-	-
Total Sales	$1,519,531	$506,495	$-
PURCHASES FROM:
Like	$-	$-	$490,388
Yinhe Jiutian	-	5,059	138,943
Kangkang Family Farm	-	30,191	13,818
Zhenyu	28,872	163,127	-
TDH Group BVBA	2,689	-	-
Total Purchases	$31,561	$198,377	$643,149
SERVICE PROVIDED BY:
Hanyinhe	$9,373	$-	$-
TDH Group BVBA	278,396	-	-
TDH JAPAN	134,181	-	-
Total Services Consumed	$421,950	$-	$-

For the years ended December 31, 2018, 2017 and 2016, the cost of revenue in connection with sales to related parties were $1,448,533, $399,177 and $0, respectively, which were included in cost of revenue-related parties in the accompanying consolidated statement of operations and comprehensive income (loss).

During the years ended December 31, 2018, 2017 and 2016, inventories purchased from related parties in the amount of $26,698, $44,502 and $6,616, respectively, were used and sold and included in cost of revenue in the accompanying consolidated statement of operations and comprehensive income (loss).

The Company purchased financial application software from Yinhe Jiutian in the amount of $0, $5,059 and $138,943 during the years ended December 31, 2018, 2017 and 2016, respectively.

Accounts receivables from related party

	December 31,	December 31,
	2018	2017
Like	$435,513	$-
Total	$435,513	$-

Advances from related party customer

	December 31,	December 31,
	2018	2017
Like	$-	$7,520
Total	$-	$7,520

Accounts payable to related parties

	December 31,	December 31,
	2018	2017
Yinhe Jiutian	$113,562	$120,020
Kangkang Family Farm	4,768	31,354
Zhenyu Trading	6,796	924
Total	$125,126	$152,298

Operating lease with related parties

The Company leases several office spaces from Rongfeng Cui, Rongbing Cui, Runrang Cui, and Saike under non-cancelable operating lease agreements with lease terms range from one to ten years. The rental expenses were $160,143, $82,927 and $56,652 for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company recognizes rental expenses under such arrangements on the straight-line basis over the initial term of the lease. The difference between the straight-line expenses and cash paid for rent was recorded as accrued expense, which was included in the balance of due to related parties on the consolidated balance sheets.

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

Japan

The Company’s newly acquired subsidiary, TDH JAPAN, is incorporated in Japan and has no operating profit or tax liabilities during the reporting period. TDH JAPAN is subject to tax at 21.421% on the assessable profits arising in or derived from Japan.

Belgium

The Company’s newly acquired subsidiary, TDH Group BVBA, is incorporated in Belgium and has no operating profit or tax liabilities during the reporting period. TDH Group BVBA is subject to tax at 29.58% on the assessable profits arising in or derived from Belgium.

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect as of January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. According to the tax law, entities that qualify as high and new technology enterprises (“HNTE”) supported by the PRC government are allowed a 15% preferential tax rate instead of the uniform tax rate of 25%.

On December 2, 2016, Tiandihui was granted the HNTE designation jointly by Qingdao science and Technology Bureau, Qingdao Municipal Finance Bureau, Qingdao Municipal State Taxation Bureau, Qingdao Local Taxation Bureau, and is qualified for a preferential tax rate of 15% for the years ended December 31, 2016, 2017 and 2018.

The provision for income taxes consists of the following:

	For the Years Ended
	December 31,
	2018	2017	2016
Current	$-	$(46,521)	$89,928
Deferred	-	(8,581)	(127)
Total	$-	$(55,102)	$89,801

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended
	December 31,
	2018	2017	2016
HK statutory income tax rate	16.50%	16.50%	16.50%
PRC statutory income tax rate difference	-1.50%	-1.50%	-1.50%
Effect of additional deduction on R&D expense and salary for disabled workers	0.87%	-127.75%	-7.69%
Effect of expenses not deductible for tax purposes	-0.05%	1.10%	0.40%
Effect of change of tax rate for temporary difference	-	-	-
Valuation allowance recognized with respect to the loss in subsidiaries	-15.82%	19.83%	-0.03%
Others	-	-	0.49%
Total	-%	-91.82%	8.17%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2018 and 2017.

Deferred tax assets and liabilities as of December 31, 2018 and 2017 are composed of the following:

	As of December 31,
	2018	2017
Deferred tax assets, non-current
Net operating loss carrying forward	$2,115,514	$274,073
Total deferred tax assets
Valuation allowance	(2,115,514)	(274,073)
Total	$-	$-

	As of December 31,
	2018	2017
Deferred tax liabilities, non-current
Property, plant and equipment	$4,929	$5,810
Total	$4,929	$5,810

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or are utilized.

Note 10 – STOCKHOLDERS’ EQUITY

On December 31, 2016, a total of 371,092 common shares were issued at $2.5 per share to Fulcan Capital Partners, LLC, Xiumei Lan and Zhonghua Liu with cash proceeds of $827,730 received during the year ended December 31, 2017, and the remaining proceeds of $100,000 received during the year ended December 31, 2018.

On September 25, 2017, the Company completed its initial public offering on the NASDAQ Capital Market under the symbol of “PETZ”. The Company offered 1,523,750 common shares at $4.25 per share. Net proceeds raised by the Company from the initial public offering amounted to $5,542,047 after deducting underwriting discounts and commissions and other offering expenses. Out of the $5.5 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of September 25, 2017 and was presented as restricted cash.

In November 2018, the Company issued 156,130 and 936,782 common shares to acquire 100% equity interest in TDH Japan and TDH Group BVBA, respectively.

As of December 31, 2018 and 2017, the Company had statutory reserve in the amount of $160,014. In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to set aside at least 10% of their respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses.

Note 11 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Customers

For the years ended December 31, 2018, 2017 and 2016, customers accounting for 10% or more of the Company’s net revenue were as follows:

	For the Years Ended
	December 31,
Customer	2018		2017		2016

Customer A	*	%	*	%	12.00%
Customer B	*	%	10.89%		12.67%

* Less than 10%

As of December 31, 2018, Customer E, and Customer F accounted for 21.69% and 33.92% of the Company’s total current outstanding accounts receivable, respectively.

As of December 31, 2017, Customer B, and Customer E accounted for 14.77% and 15.76% of the Company’s total current outstanding accounts receivable, respectively.

Suppliers

For the years ended December 31, 2018, 2017 and 2016, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2018		2017	2016
Supplier A	*	%	10.65%	14.12%
Supplier B	*	%	13.23%	13.39%

* Less than 10%

As of December 31, 2018 and 2017, no supplier’s balance accounted for over 10% of the Company’s total accounts payable and notes payable.

Note 12 – SEGMENTAL AND REVENUE ANALYSIS

The Company is solely engaged in the business of manufacturing and selling of pet food. Since the nature, the production processes and the marketing channel of the products are substantially similar, the Company is considered as operating in a single reportable segment with revenues derived from multiple product lines, marketing channels and countries. Certain entity-wide disclosures relating to revenues for the years ended December 31, 2018, 2017 and 2016 are as follows:

The net revenue generated from different marketing channels consists of the following:

	For the Years Ended
	December 31,
	2018	2017	2016
Overseas sales	$15,832,362	$21,190,063	$18,882,589
Domestic sales	4,102,457	2,086,462	1,129,133
Electronic commerce	3,800,668	5,734,121	4,461,504
Less: Sale tax and addition	(61,450)	(31,135)	(29,490)
Total net revenue	$23,674,037	$28,979,511	$24,443,736

The net revenue generated from different product lines is set forth as following:

	For the Years Ended
	December 31,
	2018	2017	2016
Pet chews	$6,271,777	$9,614,426	$10,316,841
Dried pet snacks	13,611,010	14,851,868	11,204,517
Wet canned pet food	2,782,382	3,035,196	1,926,455
Dental health snacks	495,581	856,875	606,648
Baked pet biscuits	95,169	8,226	123,898
Others	479,568	644,055	294,867
Less: Sales tax and addition	(61,450)	(31,135)	(29,490)
Total net revenue	$23,674,037	$28,979,511	$24,443,736

The net revenue generated from different countries is set forth as following:

	For the Years Ended
	December 31,
	2018	2017	2016
South Korea	$2,870,998	$5,397,982	$5,299,721
China	6,569,382	6,553,715	5,073,272
United Kingdom	2,415,043	3,213,303	3,227,619
Germany	2,522,149	3,585,535	3,204,314
Other countries	9,357,915	10,260,111	7,668,300
Less: Sales tax and addition	(61,450)	(31,135)	(29,490)
Total net revenue	$23,674,037	$28,979,511	$24,443,736

“Other countries” are comprised of all countries whose revenue, individually, was less than 10% of the Company’s total revenue.

Substantially all of the Company’s long-lived assets are located in the PRC.

Note 13 – COMMITMENTS AND CONTINGENCIES

The Company has entered into multiple lease agreements for the lease of premises for factory buildings, office spaces and warehouses. Also see Note 8 for operating leases with related parties.

Rental expense, including expenses incurred from operating leases with related parties, for the years ended December 2018, 2017 and 2016 was $218,414, $163,497, and $161,136, respectively. The Company has future minimum lease obligations, including lease obligations with related parties, as of December 31, 2018 as follows:

2019	$207,943
2020	187,876
2021	58,723
2022	61,423
2023	64,285
Thereafter	231,790
Total	$812,040

The Company provides counter guarantee to Gaochuang including a cash deposit of RMB300,000 (approximately $43,600) and asset pledge of four invention patents and certain property, plant and equipment with net book value of $850,541 as of December 31, 2018 in consideration of the guarantees provided by Gaochuang for certain notes payables financed by the Company during the year ended December 31, 2018 (the “Counter Guarantee”). The Counter Guarantee arrangement further includes an unlimited joint liability guarantee provided by Rongfeng Cui and Yanjuan Wang, and a third party guarantee provided by Saike.

Note 14 – BUSINESS COMBINATIONS

In September 2018, the Company’s board of directors approved the acquisitions by the Company of TDH Group BVBA and TDH JAPAN by issuance of 936,782 and 156,130 of the Company’s common shares, respectively, to Rongfeng Cui, the sole owner of the two entities. The Company completed the acquisitions in November 2018. The fair value of the total consideration transferred was measured based on the stock price and the acquired net assets were recorded at their fair values on the acquisition date.

The purchase price was allocated as follows:

Purchase consideration	$1,053,020
Net assets acquired, excluding property, plant and equipment and long-term loans from related party	(333,464)
Property, plant and equipment	2,704
Long-term loans-related party	(215,811)
Goodwill	1,599,591

Total	$1,053,020

The acquisitions had been accounted for as business acquisitions and the results of operations of TDH Group BVBA and TDH Japan from the acquisition date have been included in the Company’s consolidated financial statements.

Neither the results of operations since the acquisition date nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Company’s consolidated results of operations.

The Company performed an impairment test for goodwill on December 31, 2018 and identified an impairment loss of $1,599,591 as the fair value of the reporting unit is less than its carrying value based on the management’s specific analysis of future production plan and sales forecasts.

Note 15 – LONG-TERM INVESTMENTS

In February 2018, the Company acquired 5% equity interests in Liujiayi Pet Technology (Beijing) Co., Ltd. (“Liujiayi”) for a cash consideration of RMB500,000 (approximately $79,400). The investment was accounted for at cost, less impairment, plus or minus changes resulting from observable price changes in orderly transaction for identical or similar investments of the same issuer, if any, using the measurement alternative due to lack of readily determinable fair values, pursuant to ASC 321.

In March 2018, the Company invested RMB1,000,000 (approximately $156,200) in Shandong Tide Food Co., Ltd. (“Shandong Tide”), a pet food production company that was newly established in 2018, representing 37% equity interest in Shandong Tide. The investment was accounted for as equity method in accordance with ASC 323. The Company recognized its proportionate share of Shandong Tide’s net loss in the amount of $17,524 into the consolidation statements of operations and comprehensive income (loss).

Note 16 – SUBSEQUENT EVENTS

Subsequent borrowings from and repayments to related parties

During the subsequent period, the Company obtained a three-month short term loan in the amount of $3,300,000 from a principal shareholder. The interest rate is 15% for the loan period and 24% for the period past due.

In February 2019, the Company obtained a five-year, non-interest bearing long term loan in the amount of RMB3,712,500 (approximately $554,000) from Rongfeng Cui. The Company needs to make monthly repayment to Rongfeng Cui in the amount of RMB61,875 (approximately $9,200) from March 2019 to February 2024. In March, April and May 2019, the Company made repayment of RMB61,875 (approximately $9,200), RMB61,875 (approximately $9,200) and RMB61,875 (approximately $9,200), respectively, to Rongfeng Cui.

Subsequent issuance of common shares

In January 2019, the Company issued 2,000,000 common shares at $0.5 per share to an investor with cash proceeds of $1,000,000 received in February 2019.