Form 20-F
period 2019-12-31
TDH Holdings, Inc.
filed 2020-06-15
CIK 1684425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHAN GE ACT OF 1934

for the transition period from ____________to ____________

Commission file number 001-38206

TDH Holdings, Inc.

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8615-7918

(Address of principal executive offices)

Dandan Liu, Chief Executive Officer
c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8615-7918

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

None.

On June 12, 2020, the issuer had 45,849,995 shares outstanding.

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

ii

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Annual Report.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

RELIANCE ON RELIEF ORDER

On April 28, 2020, the Company filed a Report on Form 6-K (the “6-K”) in compliance with and in reliance upon the SEC Order issued pursuant to Section 36 of the Securities Exchange Act of 1934, as amended, granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules thereunder (SEC Release No. 34-88465 on March 25, 2020) (Relief Order) for the purpose of, among other things, extending the time of filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 in reliance on the Relief Order.

This Annual Report is being filed within the timeframe permitted by and in reliance upon the Relief Order.

The above-referenced 6-K provided, among things, operational and audit timeline updates as well as updates on the impact of the coronavirus (COVID-19) outbreak in China on the Company, its operations and filing of the Annual Report. Following the COVID-19 outbreak and the ensuing pandemic, a number of cities in China were and remain under severe travel and quarantine restrictions and business closures. The Company’s suppliers and customers have been operating in the same, severely restricted manner, often suspending their operations altogether. Beginning in February 2020, in light of the nearly universal travel restrictions, the Company personnel has been working remotely, which, substantially impeded the Company’s ability to compile and prepare its financial statements in connection with the Annual Report. As a standard audit procedure, the auditors are required to control the confirmation procedures to ensure the effectiveness of this audit procedure, i.e. to issue confirmations to bank, customers and suppliers directly, and required the counterparties to mail back the confirmations directly to the auditors’ office. However, in light of the limited operation of the commercial banks and other business entities (especially small and medium sized entities), and the extended processing period of the express delivery service during the outbreak and subsequent recovery periods, the issuing time and related response period of audit confirmations has been delayed. The recovery rate of the audit confirmations distributed (especially for those to customers and suppliers) is also expected to be lower than in previous years, as a result, additional alternative procedures would be required, such measures would also in return delay the overall audit process.

The Company’s 2019 audit schedule had to be revised to reflect the foregoing developments. The extension of time was necessary due to unanticipated delays being experienced by the Company and its auditors in completing the field work associated with the audit of the Company’s financial statements and the Company’s completing its Annual Report. The auditor personnel has been working remotely and has been unable to visit field until May 2020. Considering the lack of time for the compilation, attesting and review of the information required to be presented and the importance of markets and investors receiving materially accurate information in the Annual Report, as a result, additional alternative procedures were required, and such measures delayed the overall audit process and filing of the Annual Report.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

In the table below, we provide you with summary financial data of our company. The selected consolidated statement of income and other comprehensive income data for the years ended December 31, 2016, 2017 and 2018, 2019 and the selected consolidated balance sheet data as of December 31, 2016, 2017, 2018 and 2019 are derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes included elsewhere in this Annual Report.

Selected Consolidated Financial Data

Selected Consolidated Statement of Income and Other Comprehensive Income Data

	For The Years Ended December 31,
	2019	2018	2017	2016
(In U.S. dollars)
Total revenues	$12,648,255	$23,674,037	$28,979,511	$24,443,736
Cost of revenues	14,171,135	27,726,833	20,682,498	17,368,249
Gross profit	(1,522,880)	(4,052,796)	8,297,013	7,075,487
Total operating expenses	5,435,616	9,990,976	8,029,708	5,924,198
Income (loss) from operations	(6,958,496)	(14,043,772)	267,305	1,151,289
Other income (expenses)
Government subsidies	129,255	81,882	414	21,912
Other income	1,189	20,242	19,305	51,535
Other expenses	(290,655)	(26,992)	(144,069)	(23,490)
Interest expenses	(1,378,755)	(233,101)	(82,946)	(102,274)
Loss from equity method investments	(127,965)	(17,524)	-	-
Total other income (expenses)	(1,666,931)	(175,493)	(207,296)	(52,317)
Income (loss) before income taxes provision	(8,625,427)	(14,219,265)	60,009	1,098,972
Income tax provision (benefit)	-	-	(55,102)	89,801
Net income (loss)	(8,625,427)	(14,219,265)	115,111	1,009,171
Earnings (loss) per common share attributable to TDH Holdings, Inc. – basic and diluted	$(0.41)	$(1.49)	$0.01	$0.13

Selected Balance Sheet Data

	As of December 31,
	2019	2018	2017	2016
(In U.S. dollars)
Cash and cash equivalents	$5,114,175	$893,020	$2,346,109	$1,145,103
Total current assets	7,192,890	7,803,062	15,579,344	9,822,363
Total non-current assets	7,894,320	9,626,344	4,231,396	3,417,556
Total assets	15,087,210	17,429,406	19,810,740	13,239,919
Total current liabilities	14,461,900	19,143,578	8,656,648	8,973,372
Total non-current liabilities	287,911	222,395	5,810	13,795
Total liabilities	14,749,811	19,365,973	8,662,458	8,987,167
Total equity (deficit)	337,399	(1,936,567)	11,148,282	4,252,752
Total liabilities and shareholders’ equity (deficit)	$15,087,210	$17,429,406	$19,810,740	$13,239,919

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On June 10, 2020, the buying rate announced by the Federal Reserve Statistical Release was RMB 7.0703 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2017
January	6.8767	6.9008	6.8360	6.9575
February	6.8665	6.8727	6.8517	6.8821
March	6.8821	6.8940	6.8700	6.9132
April	6.8937	6.888	6.8944	6.9060
May	6.8098	6.8843	6.8098	6.9060
June	6.7793	6.8066	6.7793	6.8382
July	6.7240	6.7694	6.7240	6.8039
August	6.5888	6.6670	6.5918	6.7272
September	6.6533	6.5690	6.4773	6.6591
October	6.6328	6.6254	6.5712	6.6498
November	6.6090	6.6200	6.5967	6.6385
December	6.5063	6.5932	6.5063	6.6210
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April	6.2945	6.2859	6.2722	6.3045
May	6.4070	6.3694	6.3610	6.4193
June	6.6191	6.4625	6.3889	6.6191
July	6.8174	6.7137	6.6171	6.8174
August	6.8317	6.8445	6.8110	6.9145
September	6.8666	6.8529	6.8299	6.8801
October	6.9695	6.9173	6.8679	6.9695
November	6.9470	6.9359	6.8910	6.9555
December	6.8764	6.8666	6.8407	6.9568
2019
January	6.7006	6.7894	6.7006	6.8764
February	6.6850	6.7381	6.6840	6.7765
March	6.7111	6.7109	6.6886	6.7315
April	6.7346	6.7147	6.6922	6.7370
May	6.8992	6.8139	6.7238	6.9212
June	6.8747	6.8870	6.8531	6.9210
July	6.8841	6.8779	6.7845	6.9000
August	7.0879	6.9909	6.8850	7.1748
September	7.0729	7.0804	7.0720	7.1640
October	7.0533	7.0631	7.0258	7.1668
November	7.0298	7.0368	6.9602	7.0535
December	6.9680	7.0030	6.8934	7.0470
2020
January	6.8876	6.9319	6.8870	6.9964
February	7.0066	6.9471	6.9102	7.0074
March	7.0851	7.0459	6.9211	7.1011
April	7.0571	7.0671	6.9924	7.1187
May	7.1316	7.0944	7.0270	7.1518

Source: Federal Reserve Statistical Release.

(1)	Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risk Related to Our Business

We have incurred losses and anticipate continuing to incur losses in the future.

Our net losses were $14,219,265 in 2018 and $8,625,427 in 2019. As of December 31, 2019, we had an accumulated deficit of approximately $21.97 million. We anticipate that we will continue to incur losses. We cannot guarantee that going forward we will operate profitably. In order to achieve profitability, among other factors, management must successfully execute our growth and operations in the markets on which we are focused. If we are unable to successfully take necessary steps, we may be unable to sustain or increase our profitability in the future.

We may need to secure additional capital or reduce and/or cease our operations.

To date, we have funded our operations primarily through the initial public offering proceeds, private placements, borrowings from related parties, and our lines of credit. We anticipate incurring additional losses and may not regain profitability. Additionally, even if we raise sufficient capital through equity or debt financing, strategic alliances or otherwise, there can be no assurances that the revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or generate positive cash flow.

The report of our independent registered public accounting firm expresses substantial doubt about the Company’s ability to continue as a going concern.

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, for the year ended December 31, 2019, the Company has incurred a net loss of approximately $8.63 million and working capital deficit of approximately $7.27 million and its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Company’s obligations as they become due for the next twelve months after the date that our financial statements are issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

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

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. As of the end of the most recently completed fiscal year ended December 31, 2019, our SOX certifying officers concluded that, as of December 31, 2019, our disclosure controls and procedures were not effective due to the presence of material weakness in internal control over financial reporting (Refer to Item 15 of this Annual Report). We intend to carry out a number of measures to address and remediate the material weakness in our internal controls. This work is ongoing and we intend to complete it on or before December 31, 2020. If we cannot provide financial reports or prevent fraud, our business reputation and operating results could be harmed. Inferior internal controls also could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

The Company will incur significant delays and/or expenses relating to the COVID-19 (coronavirus) outbreak in China and beyond.

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, cessation of certain travel and business closures. Following this outbreak, in February 2020, the Company temporarily shut down its main office and its remaining production facilities. Following the previously reported temporary cessation of its production capabilities and the negative impact of the COVID-19 pandemic, the Company expects to continue to incur significant delays, reductions in revenue and increases in expenses. The Company’s revenues remain negligible following the gradual resumption of its operations in mid May 2020. Moreover, the Company expects that the impact of the COVID-19 outbreak on the domestic and global economic environment will have a material adverse effect on the demand for its services and its ability to generate revenue going forward. Any and all of the foregoing could have a material adverse impact on its business, operating results and financial condition. Further, there can be no assurance that we would be able to secure commercial financing in the future in the event that we require additional capital.

The Company is party to various legal proceedings by its vendors and lenders, which proceedings distract our management, are expensive to conduct and could result in significant damage award against the Company.

As discussed in Item 5 of this Annual Report, during the period from November 2019 to June 2020, the Company has been named as a defendant in 48 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with interest and costs. As of the date of this Annual Report, 46 of the proceedings have been resolved such that in 30 lawsuits, the creditors agreed to settle if we paid the settlement amounts; in 16 lawsuits, the Court ruled in favor of the creditors; and 2 proceedings against the Company remain ongoing. The mediation and judgment is estimated approximately RMB11.8 million (USD1.69 million). In addition, several lending institutions have instituted legal proceedings to recover loans made to the Company. Finally, there are several labor arbitration claims against the Company brought by its former employees following the layoffs, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB4.8 million (USD0.69 million). As of the reporting date, there were 97 labor arbitrations, of which 96 had entered the first phase of trial and 1 had entered the second phase of trial. We are currently litigating, mediating and/or settling the claims. For lawsuits from employees, we have accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019 upon the estimate of the management of the Company together with the trail counsel of these cases.

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

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued service of our key executives. We rely on their business, industry, financial and capital markets knowledge and experience. If our CEO or CFO became unable or unwilling to continue in their present positions, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

We do not maintain key man life insurance on any of our senior management or key personnel.

The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our Company. In addition, we compete for qualified personnel with other companies, and we face competition in attracting skilled personnel and retaining the members of our senior management team. These personnel possess technical and business capabilities which are difficult to replace. There is intense competition for experienced senior management with technical and industry expertise in our industry, and we may not be able to retain our key personnel. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

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

We sell our products to retail partners and distributors in specialty channels. Our ten largest retail partners, accounted for 69% of our net sales for the year ended December 31, 2016, 56% in 2017, 54% in 2018, and 44% in 2019. If we were to lose any of our key customers, if any of our retail partners reduce the amount of their orders or if any of our key customers consolidate, reduce their store footprint and/or gain greater market power, our business, financial condition and results of operations may be materially adversely affected. In addition, we may be similarly adversely impacted if any of our key customers experience any operational difficulties or generate less traffic.

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

There is limited available manufacturing capacity that meets our quality standards. We have agreements with a network of contract manufacturers that require them to provide us with specific finished products. Most of our agreements with our contract manufacturers are up to three years. During the years ended December 31, 2017, 2018 and 2019, approximately 31%, 58% and 60% of our cost of sales, respectively, was derived from products purchased from contract manufacturers. The manufacture of our products may not be easily transferable to other sites in the event that any of our contract manufacturers experience breakdown, failure or substandard performance of equipment, disruption of supply or shortages of raw materials and other supplies, labor problems, power outages, adverse weather conditions and natural disasters or the need to comply with environmental and other directives of governmental agencies. From time to time, a contract manufacturer may experience financial difficulties or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the contract manufacturer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new contract manufacturing arrangement with another provider. The loss of any of these contract manufacturers or the failure for any reason of any of these contract manufacturers to fulfill their obligations under their agreements with us, including a failure to meet our quality controls and standards, may result in disruptions to our supply of finished goods. We may be unable to locate an additional or alternate contract manufacturing arrangement that meets our quality controls and standards in a timely manner or on commercially reasonable terms, if at all.

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

We utilize online sale and multi-brand, multi-store brand sale strategies which use Tmall.com, pinduoduo.com, shopify, and ebay as our marketing platforms. Our PRC marketing group has established a comprehensive network of various brand shops. In addition, our cross-border marketing/sales group mainly relies on the Tiandihui Amazon and eBay platforms as well as direct sale websites in Europe and the U.S. to operate its marketing and sales efforts. Our online activities are dependent on our ability to operate online in a fast, secure and reliable manner which may be adversely affected as a result of PRC governmental regulations of e-commerce and other services, electronic devices, and competition and restrictive governmental actions. In addition, we may face risks relating to the governmental laws and regulations regarding consumer and data protection, privacy, network security, payments, and restrictions on pricing or discounts, as well as lower levels of consumer access, use of and spending on the Internet. Occurrence of any of the foregoing events (or a combination thereof) could have a material adverse effect on our ability to conduct online business, our financial condition and results of operations.

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

We hold the majority of our cash balances in RMB in uninsured bank accounts in China.

We maintain the majority of our 2019 cash and deposit balances in bank accounts at financial institutions in China which accounts which are not insured. While we have not experienced any losses in uninsured bank deposits and do not believe that we are exposed to significant risks on cash held in bank accounts, if and to the extent we do experience such losses in the future, our access to financial liquidity and working capital could be adversely affected.

We may subject to PRC regulatory limitations on merger and acquisition (M&A) activities.

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

If are unable to maintain compliance with the NASDAQ continued listing requirements subject to NASDAQ Panel Monitor, our securities could be delisted from the NASDAQ Capital Market.

On August 12, 2019, the Company received written notice from Nasdaq that the Company has regained compliance with the minimum bid price continued listing requirement. The Company regained compliance with this requirement as a result of its common shares’ closing bid price having been at or above the minimum requirement of $1.00 per share for a minimum of ten consecutive trading days. Subsequently, the Company has evidenced compliance with this listing requirement. On October 29, 2019, the Company received Nasdaq confirmation of the Company’s regaining technical compliance with the minimum stockholders’ equity rule and with other applicable requirements as set forth in the Panel’s decision following an oral hearing in August 2019. In connection with this confirmation, the Nasdaq Panel imposes a Panel Monitor under Listing Rule 5815(d)(4)(A) until October 30, 2020 for the purposes of monitoring the Company’s continued compliance with the stockholders’ equity requirement. If and to the extent the Company’s stockholders’ equity falls below $2.5 million and the Company does not qualify for listing under an alternative to the stockholders’ equity rule, the Panel (or a newly convened Panel if the initial Panel is unavailable) will promptly conduct a hearing with respect to this deficiency, and the Company’s securities may be immediately delisted from Nasdaq. During the monitoring period, the Company will be obligated to notify the Panel, in writing, in the event its stockholders’ equity falls below $2.5 million for any reason, and in the event the Company falls out of compliance with any other applicable listing requirement. In the event that the Company fails to comply with any other requirement for continued listing during the monitoring period, the Company will be provided written notice of the deficiency and an opportunity to present a definitive plan to regain compliance to the Panel. The Panel will thereafter render a determination with respect to the Company’s continued listing on Nasdaq. Notwithstanding Listing Rule 5810(c), the Company will not be permitted to provide the Listing Qualifications Department a plan of compliance with respect to any deficiency that arises during the monitor period, and the Listing Qualifications Department will not be permitted to grant additional time for the Company to regain compliance with respect to any deficiency. If the Company is delisted from Nasdaq, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares. If the Company is delisted from Nasdaq, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares. Many over-the-counter stocks trade less frequently and in smaller volumes than securities traded on Nasdaq, which would likely have a material adverse effect on the liquidity and value of the Company’s common shares. If our common shares are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

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

We lack sufficient internal control procedures designed to ensure the Company’s business is not adversely affected through the change of the key member of the management team.

During the period covered by this annual report on Form 20-F, we identified material weakness in the company’s internal control that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

The material weakness identified by our management was a lack of control procedures designed to ensure the Company’s business is not adversely affected through the change of the key member of the management team. As the Company suffered from many operating difficulties in 2019, the former General Manager, Chief Financial Officer, Chief Production Officer and other senior executives of Tiandihui left the Company at different times, resulting in the lack of continuiuty and coherence in the Company’s operations and management. In order to address the foregoing material weakness, we have put in place additional controls, including, among others, hiring and replacing certain management team members in 2019 and 2020, including our CFO. Our new CEO established a new management team to deal with operation management challenges of the Company, and our new CFO is working on improving the Company’s financial and reporting functions. Overall, the Company is working through and standardizing its business processes, instituting business procedures and adding controls and additional supervision, particularly, in the areas of control duties and data sharing and supervision so as to provide effective means of linking various functions and departments within the Company. We intend to complete the remediation effort on or before the end of the 2020 fiscal year and will conduct periodic assessments of the state of the Company’s financial reporting measures and systems, as a whole. Our inability to address this deficiency in a timely fashion or at all may have adverse effects on our ability to prepare and deliver timely public reports and the results of our operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We started our company in 2002 in Qingdao, Shandong Province, PRC. Our growth has been driven by two key factors: (i) a significant increase in the number of pet owners and in the size of the pet food market in China which translated into expansion opportunities for us, and (ii) a fundamental change in Chinese society towards pets, pet ownership and care, such that the trends of pet humanization and consumer concerns for pet health and wellness have created a dynamically growing industry for pet food and products. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple market segments. Founded on these building blocks, as well as on our in-depth research and development, production, and sales capabilities, we strived to be one of the leading producers of pet food in the PRC and beyond.

Overseas sales refer to overseas wholesale sales. Our overseas sales have decreased from approximately $15.8 million to $10.0 million, or by approximately 37%, from the year ended December 31, 2018 to 2019. The decrease of revenue in 2019 was mainly due to: (1) stop taking unprofitable orders; (2) temporary suspension of our manufacturing activities in late 2019. As a result, we received reduced sales orders from our customers and our sales volume significantly decreased in 2019 as compared to 2018.

Domestic sales refer to domestic wholesale sales. Our domestic sales were approximately $2.7 million and $4.1 million for the years ended December 31, 2019 and 2018, respectively, which accounted for approximately 21% and 17% of our total revenues in 2019 and 2018. The decrease of revenue in 2019 was mainly due to: (1) decrease in sales orders due to our uncompetitive sales price; (2) temporary suspension of our manufacturing activities in late 2019. As a result, we received reduced sales orders from our customers and our sales volume significantly decreased in 2019 as compared to 2018.

Electronic commerce sales, including overseas and domestic electronic commerce sales, decreased from $3.8 million to $0.08 million, or by approximately 98%, from the year ended December 31, 2018 to 2019. The decrease was due to the suspension of our oversea E-commerce business, as it continued to incur operating losses. We have to stop selling unprofitable line products to avoid further worsen our balance sheets.

Although raw material costs of pet food increased significantly in 2019 and the industry is very competitive, the PRC pet food consumption continues to grow. We still see significant opportunities for future growth:

●	Strength and variety of our brands – we offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items like dog leashes, pet toys, etc.) under multiple brands that are well-established and recognizable by consumers in the PRC, Asia and Europe.

●	Product research & development – we believe our products are differentiated from those of our competitors in the PRC markets due to our in-depth research and development effort, our proprietary recipes, cooking and packing techniques developed over the last decade. Currently, we have been granted 20 invention and utility model patents, and have applied for 5 more patents.

●	Sales and marketing distribution – our domestic and overseas multi-platform sales approach connects our production output to customers in the PRC, Asia, Europe and North America. In addition to the traditional sales approach, we plan to seek opportunities to re-utilize cross-border e-commerce platforms that contribute to the expansion of our business.

●	Experienced and committed management team – our workforce is highly skilled in animal nutrition, sales and marketing.

Our product line in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items, e.g., dog leashes, etc.) under multiple brands in various geographical markets. Our products are available in multiple forms, including slice and serve rolls, strips, tubs, etc.

Currently, we offer 6 product lines:

●	Pet chews represent approximately 51.2% of our production and include various bones, rawhide and similar products,

●	Dried pet snacks represent approximately 36.5% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Wet canned pet foods represent approximately 10.4% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Dental health snacks foods account for approximately 2.4% of our production, and

●	Baked pet biscuits account for 0.7% of our overall production.

●	Others account for 0% of our overall production.

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

We manufacture these products at our Pude facility with 6 production lines: dried meat, chews, wet canned, biscuits and dentifrice products and 1 dried meat production line at Jiaozhou facility.

In addition, we strategically partner with a select group of contract manufacturers to supplement and enhance our production capabilities, as needed. Currently, we have outsourcing agreements with multiple pet food manufacturers for the duration of up to 3 years, to secure additional production capabilities to address peak or high demand for our products. Under the terms of these agreements, our suppliers must meet all of our manufacturing requirements, including, among others, those relating to quality control, staffing, training and equipment. All manufacturing under these agreements is made in accordance with our demands, timing and specifications. These facilities are, at all times, staffed and supervised by our personnel.

We employ around 50 full-time employees at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC. Our daily production capacity for all of our production facilities is approximately 7 tons. The following is a summary description of our production facilities (not including any of the outsourcing facilities used to support our production needs):

●	The Pude facility maintains a production area of 30,565 sq. feet with a 20-year export processing history. We maintain ISO9001, hazard analysis critical Control Points (HACCP), British Retail Consortium (BRC) and International Characteristic Standards (IFS) certification, as well as EU and Japanese registered facilities. The daily production capacity for this facility is approximately 5.9 tons.

●	The Haiqing facility has a production area of 100,233 sq. feet and maintains an export commodity inspection registration from Shandong Huangdao Bureau of Inspection and Quarantine. Our daily production capacity at this facility is approximately 1.3 tons. Haiqing facility was sold in November 2019.

●	The Zhangjialou facility has a usage area of 21,528 sq. feet. We closed it in June 2019 due to the expiration of the lease.

●	The Jiaozhou facility has production area of 30,062 square feet. Our daily production capacity at this facility is approximately 0.8 ton.

We also maintain a call service center in Qingdao with 3 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

Our sales and marketing team consists of 2 integral groups – an original design manufacturer (ODM) domestic (PRC) marketing group, and an ODM overseas marketing group. We operate a B2F (business-2-factory) business model which is focused on the needs of the business market. Our model relies on our R&D strength to devise product lines to cater to this market, providing our customers with personalized and customized products. Our marketing team works in tandem with our brand promotion team which focuses on brand promotion. As a part of our ODM production process, we continuously accumulate a large amount of market information about our customers, in the PRC and abroad, which assists us in making appropriate selection of products. We utilize online sale and multi-brand, multi-store brand sale strategies. Using Tmall.com and pinduoduo.com as our marketing platforms, our PRC marketing group has established a comprehensive network of various brand shops. In addition, our cross-border marketing/sales group mainly relies on the Shopify and eBay platforms as well as direct sale websites in Europe and the U.S. to operate its marketing and sales efforts.

The following chart reflects our organizational structure as of the filling date:

On August 9, 2016, Qingdao Kangkang Development Co., Ltd. (“Kangkang Development”) was incorporated in Qingdao City, Shandong Province, PRC. Kangkang Development did not have active business operations since its incorporation, and has been deregistered and dissolved in 2019.

On November 14, 2017, a 55% owned subsidiary of the Company, Yichong (Qingdao) Technology Co., Ltd. (“Yichong”) was incorporated in Qingdao City, PRC. Yichong had no active business operations since its incorporation. In September 2019, the Company transferred all its ownership interests in Yichong to a third party. As a result, Yichong was deconsolidated from the Company.

On November 29, 2017, a 55% owned subsidiary of the Company, Qingdao Lingchong Information Technology Co., Ltd. (“Lingchong”) was incorporated in Qingdao City, PRC. Lingchong had no active business operations since its incorporation. In July 2019, the Company transferred all its ownership interests in Lingchong to a third party. As a result, Lingchong was deconsolidated from the Company.

On January 3, 2018, a 100% owned subsidiary, Qingdao Lile Pet Foodstuffs Co., Ltd. (“Lile”) was incorporated in Qingdao City, Shandong province, PRC. Lile had no active business operations since its incorporation, and it has been deregistered and dissolved in 2019.

On September 20, 2018, the Board has approved acquisitions by the Company of TDH Group BVBA, a company established under the laws of Belgium and TDH JAPAN, a company established under the laws of Japan. In connection with the foregoing transactions the Company executed Share Sale and Purchase Agreements (together, the “Agreements”) pursuant to which the Company agreed to pay approximately USD$ 936,782 and USD $156,130 (RMB 6 million and RMB 1 million), respectively, to acquire all of outstanding securities of TDH Group BVBA and TDH JAPAN, respectively, from the sole shareholder of each entity, Rongfeng Cui, the Company’s former CEO. The purchase consideration under the Agreements was paid by issuance of 936,782 and 156,130 restricted common shares of the Company, respectively. Rongfeng Cui incorporated TDH Group BVBA in 2012 and TDH JAPAN in 2017 to develop and maintain all the clients in Europe and Japan, and to distribute and expand product sales in European and Japanese markets. Effective August 2, 2019, Rongfeng Cui ceased to be Company’s CEO and Dandan Liu was appointed as the CEO in his stead.

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

We employ around 50 full-time employees at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC.

Our Industry and Market

China Pet Food Industry

While the global pet food market is well-established worldwide, in China it is a relatively new industry. China’s economy has shown steady growth over the last decade, from a GDP per capita of $1,509 in 2004 to $10,261 in 2019. According to the National Bureau of Statistics of China (NBS China) and GfK, in 2015, China ranked (i) 3rd in the world in the number of registered pet dogs (27.4 million dogs), following the U.S. and Brazil, and (ii) 2nd in the number of registered pet cats (58.1 million cats), following the U.S. With an increase in the number of pets in most households in China, the pet food industry in China has been and remains poised for significant growth. Pet food consumption in China increased from approximately RMB 5.26 billion in 2010 to RMB 9.74 billion in 2016, representing a growth rate of 85.2%. The average price per kilogram of pet food and treats rose to about RMB45 (US$6.77) in April 2016, a 12.5% increase since 2013, reflecting the nascent yet increasing premiumization of the market, projected to reach approximately RMB 11.82 billion (US$1.77 billion) by the end of 2016, representing approximately 19% growth, year over year. At this rate, we expect for the industry consumption rates to increase to approximately RMB 238 billion. On the production side, production volume reached 1,000,000 metric tons in 2016.

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

●

Product research & development – we believe that our products are differentiated from those of our competitors in the PRC markets due to our in-depth research and development effort and our proprietary recipes and cooking techniques developed over the last decade. Although we did not incur any R&D expenses in 2019, partly due to our temporary suspension of our manufacturing activities in 2019, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

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

On August 9, 2016, Qingdao Kangkang Development Co., Ltd. (“Kangkang Development”) was incorporated in Qingdao City, Shandong Province, PRC. Kangkang Development did not have active business operations since its incorporation, and has been deregistered and dissolved in 2019.

On November 14, 2017, a 55% owned subsidiary of the Company, Yichong (Qingdao) Technology Co., Ltd. (“Yichong”) was incorporated in Qingdao City, PRC. Yichong had no active business operations since its incorporation. In September 2019, the Company transferred all its ownership interests in Yichong to a third party. As a result, Yichong was deconsolidated from the Company.

On November 29, 2017, a 55% owned subsidiary of the Company, Qingdao Lingchong Information Technology Co., Ltd. (“Lingchong”) was incorporated in Qingdao City, PRC. Lingchong had no active business operations since its incorporation. In July 2019, the Company transferred all its ownership interests in Lingchong to a third party. As a result, Lingchong was deconsolidated from the Company.

On January 3, 2018, a 100% owned subsidiary, Qingdao Lile Pet Foodstuffs Co., Ltd. (“Lile”) was incorporated in Qingdao City, Shandong province, PRC. Lile had no active business operations since its incorporation, and it has been deregistered and dissolved in 2019.

On September 20, 2018, the Board approved acquisitions by the Company of TDH Group BVBA, a company established under the laws of Belgium and TDH JAPAN, a company established under the laws of Japan. In connection with the foregoing transactions the Company executed Share Sale and Purchase Agreements (together, the “Agreements”) pursuant to which the Company agreed to pay approximately USD$ 936,782 and USD $156,130 (RMB 6 million and RMB 1 million), respectively, to acquire all of outstanding securities of TDH Group BVBA and TDH JAPAN, respectively, from the sole shareholder of each entity, Rongfeng Cui, the Company’s former CEO. The purchase consideration under the Agreements was paid by issuance of 936,782 and 156,130 restricted common shares of the Company, respectively. Rongfeng Cui incorporated TDH Group BVBA in 2012 and TDH JAPAN in 2017 to develop and maintain all the clients in Europe and Japan, and to distribute and expand product sales in European and Japanese markets.

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

Product research and innovation is pivotal to our growth strategy. Our experienced team of marketing and R&D professionals is in constant contact with our outside collaborators and experts. The success of our approach is evidenced by our broad product portfolio today. For the year ended December 31, 2017, new product introductions represented 74% of our net sales; those numbers were to 40% in 2018. Although our R&D expense decreased in 2019, partly due to our temporary suspension of our manufacturing activities in late 2019, we strive to maintain a strong innovation pipeline that expands the breadth of our current product offerings.

We offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items like dog leashes and pet toys) under multiple brands in various geographical markets. Currently, we offer 6 product lines including the following:

●	Pet chews represent approximately 51.2% of our output and include various bones, rawhide and similar products

●	Dried pet snacks represent approximately 36.5% of our output and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.)

●	Wet canned pet foods represent approximately 10.4% of our output and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.)

●	Dental health snack foods account for approximately 2.4% of our output

●	Baked pet biscuits account for only 0.7% of our overall production output.

●	The other account for 0% of the total products.

We manufacture these products at our Pude facility with 5 production lines: dried meat, chews, wet canned, biscuits and dentifrice products, and one dried meat production line at Jiaozhou facility.

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

Supply Chain

Manufacturing

All of our products are manufactured in the PRC. We own and operate several facilities in the Shandong province for a total production area of approximately 191,300 square feet built to high quality food production standards. In 2019, 2018 and 2017, 40%, 42% and 69%, respectively, of our product volume was manufactured by us. We also strategically partner with a select group of contract manufacturers that manufacturing facilities to supplement our production needs. Namely, as of the date of this Annual Report, we have executed outsourcing agreements (up to 3 years) with seven provincial pet food manufacturers for the purposes of securing additional production capabilities to address peak or high demand for our products. Under the terms of these agreements, our suppliers must meet all of our manufacturing requirements, including, among others, those relating to quality control, staffing, training and equipment. All manufacturing under these agreements is made in accordance with our demands, timing and specifications. These facilities are, at all times, staffed and supervised by our personnel. These agreements have no automatic renewal provisions. In our review and engagement of such third-party manufacturers, we apply rigorous review of manufacturing and quality control practices at the facilities of such manufacturers to ensure compliance of such practices with those employed by our company at various stages of production at all of our production facilities. Any loss of these supplemental production arrangements could significantly impact our revenue and profits.

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

Quality Control

We are committed to the highest quality of products that leave our facilities. To that end, we have implemented a rigid quality control system and devote significant attention to quality control procedures at every stage of our process, including spot testing of finished products. Our entire food processing chain, from sourcing of raw materials to the finished products, is closely monitored to ensure that all pet food products meet the highest level of global hygienic and quality standards. We monitor our manufacturing process closely and conduct performance and reliability testing to ensure our products meet our end-user customer expectations. Our quality control group as of December 2019 included 18 employees that implement various management systems to improve product quality programs, most of whom are trained in quality control and nutrition. We spot test and inspect our raw materials to ensure compliance with quality standards. We also evaluate the quality and delivery performance of each supplier periodically and adjust quantity allocations accordingly. We also monitor in-process and outgoing stages of our processes.

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

Sales and Marketing

Our sales and marketing team consists of 2 integral groups – an original design manufacturer (ODM) domestic (PRC) marketing group, and an ODM overseas marketing group. We operate a B2F (business-2-factory) business model which is focused on the needs of the business market. Our model relies on our R&D strength to devise product lines to cater to this market, providing our customers with personalized and customized products. Our marketing team works in tandem with our brand promotion team which focuses on brand promotion. As a part of our ODM production process, we continuously accumulate a large amount of market information about our customers, in the PRC and abroad, which assists us in making appropriate selection of products. We utilize online sale and multi-brand, multi-store brand sale strategies. Using Tmall.com and pinduoduo.com as our marketing platforms, our PRC marketing group has established a comprehensive network of various brand shops. In addition, our cross-border marketing/sales group mainly relies on the Shopify and eBay platforms as well as direct sale websites in Europe and the U.S. to operate its marketing and sales efforts.

We maintain a call service center in Qingdao with 3 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

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

Research & Development

Our research and development team works to improve our existing and develop future pet food products. Our production processes are developed based upon a number of in-house developed technologies. The primary focus of such technologies is on customer needs, which allows us to maintain an effective market-oriented research and development model. We are dedicated to the research and development of new products and the technical improvement and formulation updating of existing products. To this end, we are equipped with a professional R&D team, and have obtained a number of invention and utility model patents. Our R&D team consists of 6 technicians, including 3 with bachelor’s degree, 3 with associate’s degree and 1 external consultant with doctor’s degree as of December 31, 2019. Although we have lost most of our previous R&D professionals since November 2019, we have retained key technologies. In addition, we cooperate with external technical experts and suppliers to obtain new technologies and development directions in a timely manner.

In order to strengthen its R&D capabilities, Tiandihui entered into several collaboration and research sharing agreements with leading PRC universities and research institutions in joint research projects, including China Agricultural University (March 2016), Shandong Agricultural University (August 2015), Shandong Academy of Agricultural Sciences (March 2016), and Qingdao Agricultural University (March 2016). For instance, as a part of our collaboration project with the Shandong Agricultural University, we share the use of the University’s Laboratory and Physiochemical Property Analysis Room, as well as the Microbiological Examination Room. In addition to these collaboration arrangements, we also gather and collect data on product customization for each pet species to develop our internal research capabilities in devising scientifically balanced of pet nutrition. Research and development costs of the years ended December 31, 2019 and 2018 were $Nil and $1,062,582, respectively. These expenses include personnel costs, testing costs and expenses related to outside services. Although our R&D expense decreased in 2019, partly due to our temporary suspension of our manufacturing activities in late 2019, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

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

Our primary trademark portfolio consists of 31 registered trademarks (with 14 trademarks currently under review). Our trademarks are valuable assets that reinforce the distinctiveness of our brand and our consumers’ favorable perception of our products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, we own 7 URL designations/domain names, including tdhpet.cn, tdhpet.com,, tdhpetfood.com, tiandihui.com, tiandihui.cn and tiandihui.china . We also own 1 copyright, the name of which is the Mascot of Chongai Jiujiu-Huihui, and will expire on December 31, 2064.

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

Our principal executive office is located at Qingdao Tiandihui Foodstuffs Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, PRC. Our telephone number is +86 532-8615-7918. Our website address is www.tiandihui.com. The information on our website is not part of this Annual Report.

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

A summary description of our facilities is as follows (this list does not include any of the outsourcing facilities that we may, from time to time, use to support our production needs):

		Capacity Ton per day	Location	Total area (square feet)	rent/owned
1	Lingang facility	N/A	Building 10, 1388 Taifa Road, Huangdao District, Qingdao City	211,047	owned
2	Pude facility	5.9	West point, Tiejueshan Road, Huangdao District, Qingdao City	30,565	owned
3	Haiqing facility*	1.3	Haiqing Town, Huangdao District, Qingdao City	109,145	rent
4	Jiaozhou facility	0.8	Shiqian Village, Ducun Town, Jiaozhou City, Shandong Province	30,062	rent
	Total	8.0		380,819

*Haiqing facility was sold in November 2019.

Our daily production capacity for all of our production facilities is approximately 7 tons.

The Lingang facility was purchased in December 2018 with a consideration of approximately $6,238,700 (RMB 42,900,000) in order to make up for the loss of Canning facility production capacity. The purchase was financed by bank loans and seller financing. It is a five story building with a total space of 211,047 square feet. The factory was mortgaged to obtain bank loans in 2018. We were sued by the bank in 2020 for failing to make timely loan payments. The court ruled in 2020 that the collateral should be sold off to repay the bank loan in priority.

We own the Pude facility which has a 20-year export processing history. We maintain ISO9001, hazard analysis critical Control Points (HACCP), British Retail Consortium (BRC) and International Characteristic Standards (IFS) certification, as well as EU and Japanese registered facilities. The daily production capacity of our factory is approximately 5.9 tons..

We lease our Haiqing facility from the government of Haiqing Town under the terms of 50-year lease agreement, which term commenced on December 31, 2011 and will expire on December 31, 2061. The lease payment of RMB700,000 was paid in lump sum in the beginning of the lease. This facility has a production area of 100,233 square feet and 8,912 square feet of office space, and maintains export commodity inspection registration from Shandong Huangdao Bureau of Inspection and Quarantine. Our daily production capacity at this facility is approximately 1.3 tons. Haiqing facility was sold in November 2019.

We lease the Zhangjialou facility under the terms of 3-year lease agreement from January 1, 2015 to December 31, 2017. This facility has production area of 21,528 square feet. Our daily production capacity at this facility is approximately 3.6 tons. We lease this space from Cui Runrang, former CEO’s father. We renewed the lease on January 1, 2018 with a lease term of three years. We closed it in June 2019 due to the expiration of the lease.

We lease the Jiaozhou facility under the terms of 10-year lease agreement from September 11, 2017 to September 10, 2027. This facility has production area of 30,062 square feet. Our daily production capacity at this facility is approximately 0.8 ton. We lease this space from Qingdao Saike Environmental Technology Co., Ltd., a company controlled by our former CEO, Mr. Cui Rongfeng.

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

We are a holding company incorporated in the British Virgin Islands in September 2015. We own all of the outstanding capital stock of TDH HK Limited, our wholly owned Hong Kong subsidiary, which, in turn, owns all of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., our operating subsidiary based in Qingdao City, Shandong Province, China, which subsidiary incorporated in April 2002 as a domestic Chinese limited liability company. As of the date of this filing, we hold a 99% interest in TDH Petfood LLC, a Nevada limited liability company. We conduct all of our business through Tiandihui, which has one wholly-owned subsidiary: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (incorporated on March 3, 2011). In addition, TDH Group BVBA, a Belgium company is wholly-owned by TDH Holdings, Inc.; TDH JAPAN, a Japanese company is wholly-owned by TDH Holdings, Inc.

Our principal executive office is located at Qingdao Tiandihui Foodstuffs Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, PRC. Our telephone number is +86 532-8615-7918. Our website address is www.tiandihui.com. The information on our website is not part of this Annual Report.

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

Recent Developments

Impact of COVID-19 Pandemic on the Company’s operations

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, cessation of certain travel and business closures. On March 11, 2020, the World Health Organization categorized it as a pandemic. To contain the spread of the COVID-19, the government took stringent measures, including restricting access to provinces and cities, reducing gathering events, and postponing non-essential business activities. As of the filing date, the COVID-19 coronavirus outbreak in China appears to have slowed down and certain provinces and cities have resumed some business activities under the guidance and support of the government. Following this outbreak, in February 2020, the Company temporarily shut down its main office and its remaining production facilities. Following the previously reported temporary cessation of its production capabilities and the negative impact of the COVID-19 pandemic, the Company expects to continue to incur significant delays, reductions in revenue and increases in expenses. In addition, due to the COVID-19 outbreak, some of our customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations. We resumed our work in May 2020. In light of the current circumstances and available information, we estimate that for the first five months of 2020, our revenues could be approximately 93% lower as compared to the same period of last year, to an estimated amount of $0.32 million. At the same time, our employee salaries and benefits have decreased due to company restructuring started November 2019. We expect that our net loss could be approximately 66% lower as compared to the same period of last year, to an estimated amount of $0.65 million for the first five months of 2020. Our assets primarily include cash, restricted cash, accounts receivable, inventory, prepaid expense and other current assets, property, plant and equipment, intangible assets and operating lease right-pf-use assets. As of the end of May 2020, based on our unaudited and unconsolidated financial statements of our operating subsidiaries, the Company’s businesses, results of operations, financial position and cash flows were adversely affected in the first quarter of 2020 with continuing impacts on subsequent periods, including but not limited to material negative impact to the Company’s total revenues, slower collection of account receivables and significant impairment to the Company’s long-lived assets. Although we resumed our business activities since May 2020, the extent of the impact of COVID-19 on the Company’s results of operations and financial condition for the remaining months in our fiscal year 2020 will depend on future developments, including the duration and spread of the outbreak and the impact on the Company’s customers, which are still uncertain and cannot be reasonably estimated at this point of time. The Company’s revenues remain negligible following the gradual resumption of its operations in May 2020. Moreover, the Company expects that the impact of the COVID-19 outbreak on the domestic and global economic environment will have a material adverse effect on the demand for its products and its ability to generate revenue going forward. Any and all of the foregoing could have a material adverse impact on its business, operating results and financial condition. Due to the effects of the outbreak of COVID-19 discussed above, to the extent we experience a further adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate our growth, then additional financing may be required. Such financing may include the use of additional debt or the sale of additional equity securities. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms.

Management Changes

Effective as of August 2, 2019, the Board resolved to remove the Company’s Chief Executive Officer, Cui Rongfeng, and appoint Dandan Liu in his stead as the Company’s Chief Executive Officer. Previously, the Company’s PRC operating entity, Qingdao Tiandihui, determined not to renew Cui Rongfeng’s initial term of employment expiring on August 31, 2019 for another term. Dandan Liu has served as a Class A director of the Company since February 2019. Ms. Liu founded Beijing Houxin Investments Co., Ltd. in June 2012 and has served as its CEO and Chairman since its inception.

On February 19, 2020, the Company’s Board appointed Feng Zhang as the Company’s Chief Financial Officer, effective immediately, at an annual base salary of approximately $30,850. From August 2018 to September 2019, Feng Zhang worked as Senior Accounting Manager for Beijing Longguang Energy Technology Co., Ltd. From July 2017 to July 2018, Mr. Zhang worked as Accounting Manager for Hebei Yinlong Renewable Energy Co., Ltd. From March 2015 to June 2017, Mr. Zhang worked as Audit Manager for Beijing Xinghua Certified Public Accountants Firm (Partnership). From June 2006 to February 2015, Mr. Zhang worked as Accounting Manager for Boda Instrument Group Co., Ltd. Mr. Zhang is a Certified Public Accountant and received his bachelor’s degree in Assets Appraisal from Hebei Agricultural University.

Temporary Cessation of Production; Legal Proceedings

Notwithstanding operational improvement during the period from January to October of 2019, in November 2019 the Company determined to temporarily cease its production for the following reasons:

●	Substantial increase in the prices of major inputs and raw materials, particularly, chicken and duck meat. As the market prices for pork in China rose in 2019, so did prices for chicken and duck meat. For example, the price of chicken breasts has risen from less than RMB15 per kilogram in early 2019 to nearly RMB20 per kilogram now, or an increase more than 35%, while the average annual prices in 2017 and 2018 were only RMB10.7 and RMB12.4, respectively. Raw meat accounts for the largest proportion of product costs, which also makes the Company’s unit production costs to continue to increase, causing the gross profit margins to decline. Due to the more competitive market environment, the Company is unable to pass such price changes onto its customers promptly and completely. It is expected that if the Company continues to receive orders and sales based on existing market conditions, its monthly loss will exceed RMB3 million (or USD0.43 million). As market conditions change and evolve, the Company will consider resuming its currently ceased production operations. In the meantime, the Company continues to take orders and as such orders are taken, they will be outsourced for production to third-party manufacturers the Company had previously utilized.

●	Lack of operational efficiency at the Company’s production facilities. While the Company did achieve a certain degree of increase in profitability and production efficiency through a series of adjustments in the first half of 2019, it still lags far behind its competitors. The personnel costs are high, which makes the fixed cost allocation larger and lowers the gross profit margin of the Company’s production.

●	Outstanding indebtedness. Currently, a number of the outstanding loans have to be renewed at maturity, including short-term loans of RMB20 million related to the purchase of Lingang facility. The Company’s various production operations and capital expenditures can be implemented only if these loans are renewed. Currently, however, some lenders are not willing to renew their loan arrangements with the Company, which also raised significant concerns about the Company’s ability to maintain and continue its operations.

Following the foregoing measures, the Company has been involving the following matters:

●	Legal claims by vendors and lenders. During the months of November 2019 to June 2020, the Company has been a subject of 48 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with interest and costs. As of the date of this report, (i) 46 of the proceedings have been completed, among them, 30 of these cases, the creditors agree to settle with us if we pay an agreed upon dollar amounts; 16 of these cases the Court ruled in favor of the creditors, and (ii) 2 proceedings against the Company remain ongoing. The mediation and judgment are estimated approximately RMB11.8 million (USD1.69 million).

On December 2, 2019, Qingdao Lingang Real Estate Co., Ltd., instituted a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The plaintiff alleges that it executed a one-year loan agreement with the Company in the amount of RMB20.55 million (USD2.94 million) for the Company’s working capital and general corporate purposes. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The plaintiff claims non-payment of the principal of the loan and a partial payment of the interest thereon. The plaintiff demands the Company to (i) repay the aggregate amount of RMB20.55 million (USD2.94 million), including interest, (ii) assume and pay the interest at the rate of 2% per month for the period from the date of November 1, 2019 to the date of full discharge of the debt, and (iii) compensate the plaintiff’s legal fees of RMB120,000 (USD17,143). The plaintiff also demands Rongfeng Cui and Yanjuan Wang to assume joint and several liability for the Company’s debt. On March 4, 2020, the Court ordered the Company to pay RMB20.55 million (USD2.94 million) of principal and interest to QLRE, and Rongfeng Cui to bear joint and several security liability for the payment, and the legal cost was RMB77,000(USD$10,050). No payment has been made as of the date of this Report.

On January 15, 2020, China Construction Bank (“CCB”), instituted a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The plaintiff alleges that it executed a loan agreement with the Company in the amount of RMB19.93 million (USD2.86 million) for the purchase of manufacturing facility and the associated land use right located at Lingang Economic Development Zone, Huangdao District, Qingdao, Shandong Province, People’s Republic of China.. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The plaintiff claims non-payment of the principal of the loan and a partial payment of the interest thereon. The plaintiff demands the Company to (i) repay the aggregate amount of RMB19.93 million (USD2.86 million), including interest, (ii) apply for execution of collateral of the associated land use right in the name of Tiandihui located at Lingang Economic Development Zone. The plaintiff also demands Rongfeng Cui and Yanjuan Wang to assume joint and several liability within the range of RMB22.65 million (USD3.25 million) for the Company’s debt. On April 14, 2020, the Court ordered the Company to pay RMB19.93 million (USD2.86 million) of principal and interest to CCB, executed the sale of the mortgaged property and Rongfeng Cui and Yanjuan Wang to bear joint and several security liability for the payment, and the legal cost was RMB70,678(USD$10,143). No payment has been made as of the date of this Report.

On November 11, 2019, Shanghai Pudong Development Bank Qingdao Branch(“CPDB”), instituted a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), Rongfeng Cui, and Yanjuan Wang. The plaintiff alleges that it executed the additional bank acceptance deposit of the Company in the amount of RMB4.85 million (USD0.7 million) for acceptance draft at maturity. Saike, Gaochuang, Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this acceptance draft as guarantors subject to joint and several liability in connection with the acceptance draft. The plaintiff claims non-payment of the acceptance draft . The plaintiff demands the Company to (i) repay the aggregate amount of RMB4.85 million (USD0.7 million), and (ii) apply for execution of collateral of the associated land use right and real estate in the name of Saike, Rongfeng Cui and Yanjuan Wang. The plaintiff also demands Gaochuang to assume joint and several liability within the range of RMB1.2 million (USD0.17 million) for the Company’s debt. The court has not ruled as of the reporting date.

On December 10, 2019, Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), instituted a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Rongfeng Cui, and Yanjuan Wang. The plaintiff alleges that it executed the guarantee of additional CPDB bank acceptance deposit of the Company in the amount of RMB1.2 million (USD0.17 million). Saike, Gaochuang, Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this acceptance draft as guarantors subject to joint and several liability in connection with the acceptance draft. The plaintiff demands the Company to (i) repay the aggregate amount of RMB1.2 million (USD0.17 million), and (ii) apply for execution of the collateral of mortgage counter guarantee and the patent pledge in the name of the Company. The court has not ruled as of the reporting date.

The Company entered into two loan agreements with China Postal Savings Bank – Qingdao Weihai Road Sub Branch. (“CPSB”) to borrow RMB9.9 million (USD1.42 million). Both loans were due in April 2020. CPSB applied to the court for property preservation in November 2019 and has not sued the Company as of the reporting date.

●	Labor arbitration claims by former employees. The Company estimates that its headcount will be around 50 full-time employees through the end of this adjustment period. As a result of the layoffs, certain of the Company’s former employees commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB4.8 million (USD0.69 million). As of the reporting date, there were 97 labor arbitrations, of which 96 had entered the first phase of trial and 1 had entered the second phase of trial.

Nasdaq Compliance Confirmation and a Panel Monitor

On October 29, 2019, the Company received Nasdaq confirmation of the Company’s regaining technical compliance with the minimum stockholders’ equity rule and with other applicable requirements as set forth in the Panel’s decision following an oral hearing in August 2019. In connection with this confirmation, the Nasdaq Panel imposes a Panel Monitor under Listing Rule 5815(d)(4)(A) until October 30, 2020 for the purposes of monitoring the Company’s continued compliance with the stockholders’ equity requirement. If and to the extent the Company’s stockholders’ equity falls below $2.5 million and the Company does not qualify for listing under an alternative to the stockholders’ equity rule, the Panel (or a newly convened Panel if the initial Panel is unavailable) will promptly conduct a hearing with respect to this deficiency, and the Company’s securities may be immediately delisted from Nasdaq. During the monitoring period, the Company will be obligated to notify the Panel, in writing, in the event its stockholders’ equity falls below $2.5 million for any reason, and in the event the Company falls out of compliance with any other applicable listing requirement. In the event that the Company fails to comply with any other requirement for continued listing during the monitoring period, the Company will be provided written notice of the deficiency and an opportunity to present a definitive plan to regain compliance to the Panel. The Panel will thereafter render a determination with respect to the Company’s continued listing on Nasdaq. Notwithstanding Listing Rule 5810(c), the Company will not be permitted to provide the Listing Qualifications Department a plan of compliance with respect to any deficiency that arises during the monitor period, and the Listing Qualifications Department will not be permitted to grant additional time for the Company to regain compliance with respect to any deficiency. If the Company is delisted from Nasdaq, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares. On August 12, 2019, the Company announced that it had received written notice from Nasdaq that the Company has regained compliance with the minimum bid price continued listing requirement. The Company regained compliance with this requirement as a result of its common shares’ closing bid price having been at or above the minimum requirement of $1.00 per share for a minimum of ten consecutive trading days.

September 2019 Private Placement

Following the Annual Meeting and upon receipt of the requisite shareholder vote, on September 27, 2019, the Company closed a private placement of its securities pursuant to subscription agreements with several individual accredited investors, including with the Company’s Chief Executive Officer and a Board member (together, the “Investors”), under which such Investors have agreed to purchase from the Company up to an aggregate of $10 million worth of the Company’s common shares, at the per share price of $0.30, or a total of 33,333,333 of the Company’s common shares (the “Private Placement”). The Company’s intends to use the net proceeds from the sale of its securities in this Private Placement to pay off certain debt, complete the first phase of the Lingang production plant and for working capital and general corporate purposes. The closing of this Private Placement was subject to certain conditions, including the stockholder approval requirement pursuant to Nasdaq Marketplace Rule 5635(d). The Company sold the securities in this Private Placement in reliance upon an exemption from registration under the Securities Act. There were no discounts or brokerage fees associated with this offering.

Overview

We specialize in the development, manufacturing and sale of a variety of pet food products under multiple brands that are well-established and recognizable by consumers in the PRC, Asia, Europe and North America. We offer more than 200 different products, which are classified into 6 product categories: pet chews, dried pet snacks, wet canned pet food, dental health snacks, and baked pet biscuits (as well as non-food items like dog leashes, pet toys, etc.), and the other pet food products. Our multi-platform sales approach enables us to connect our production output to customers in the PRC, Asia, Europe and North America.

Product research and development plays an important role in our business. Our production processes are developed based upon a number of in-house developed technologies. The primary focus of such technologies is driven by customer needs, which allows us to maintain an effective market-oriented research and development model. We have been granted certain invention and utility model patents. Because of our in-depth research and development efforts and our proprietary recipes, cooking techniques and packaging developed over the last decade, we are able to provide high quality pet food products to consumers throughout the world.

We own several facilities and lease others, built to high quality food production standards, all of which are located at the areas with well-established transportation facilities in the coastal city of Qingdao City, Shandong Province, PRC.

We also maintain an office in Qingdao with 3 well-trained, multilingual employees to address customer service matters arising from our sales in the PRC and abroad.

We have employed approximately 50 full-time employees at our facilities. With the exception of our subsidiaries’ offices located in Beijing, all of our production, administration, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC.

Our workforce consists of employees who are knowledgeable about animal nutrition, and employees with strong sales and marketing skills. Our management team is comprised of an experienced group of executives, many of whom have years of operating experience in their respective departments.

We actively pursue markets in which our products can make a substantial difference to customers. Our current capabilities allow us to develop new and innovative products and expand new distribution channels to extended potential markets. Starting from 2013, we have been utilizing an online sale and multi-brand, multi-store brand sale strategies to expand our market coverage. However, we suspended our overseas E-commerce business in 2019 due to continuous losses.

Our sales and marketing team consists of an original design manufacturer (ODM) domestic (PRC) marketing group. Our business model relies on our strength to provide our customers with personalized and customized products. As a part of our ODM production process, we continuously accumulate a large amount of market information about our customers, in the PRC and abroad, which helps us to make appropriate product offering decision.

We operate our business in China through our wholly-owned subsidiaries, Tiandihui and Chongai Jiujiu.

Revenues

We derive our revenues from wholesale and retail of our pet food products, mainly through our overseas and domestic distribution agents, and online sales through various electronic commerce platforms. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, applicable local government levies and returns.

The following factors affect the revenues we derive from our operations.

Maintain our competitive advantages. Based on our research and development strength, we are able to provide more than 200 different variety of pet snack products to our targeted customers to satisfy their needs. We focus on the needs of the market and provide our customers with personalized and customized products. We have established our own unique and competitive advantages in the marketplace. However, the market conditions and consumer preferences change rapidly. If we fail to maintain our reputation and competitive advantages, customers demand for our products could decline.

Competition. The market of pet food is very competitive. The number of pet food manufacturers is increasing due to the growth of actual and predicted demand for pet food products and the relatively low barriers to entry. Moreover, Our PRC market is characterized by price competition, product quality and the presence of a number of medium to large companies. We are subject to pricing pressure and may experience a decline in average selling prices for our products. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies who may have greater financial resources and larger customer bases than we have. Some of our current or potential competitors may have significantly greater financial resources and expertise in research and development, manufacturing, and marketing pet products than we do, they may also be able to identify and adapt to changes in consumer preferences more quickly than us, these factors could result in our competitors establishing a strong market position before our products are able to enter the potential market. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete. If we do not compete effectively, our operating results could be harmed.

Some of our competitors have established more prominent market positions. We believe that our major competitors include the following companies: Yantai China Pet Foods Co., Ltd., Wenzhou Peidi Pet Products Co., Ltd., Gambol Pet Group, and Shouguang Xincheng Food Co., Ltd.

Expansion of E-commerce sales. With the popularization and development of Internet, E-commerce accounts for an increasing proportion in the industry. If we fail to expand our E-commerce business, our total revenue could continue to decrease. E-commerce sales in 2019, 2018 and 2017 were $83,779, $3,800,668 and $5,734,121, accounting for 1%, 16% and 20% of total revenue, respectively. Although we suspended our overseas e-commerce business in 2019, we are still preparing to expand our domestic e-commerce business in the near future.

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

 Macro-economic conditions. Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including adverse changes in interest rates, volatile commodity markets and inflation, contraction in the availability of credit in the market and reductions in consumer spending. A macroeconomic downturn, which decreases the disposable personal income and reduces the need for luxury goods, may contribute to decreased sales of our pet food products. Conversely, the economic growth may result in more sales of our pet food products.

Costs and Expenses

Our costs and expenses primarily include the following:

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

Price fluctuation of raw materials. The raw materials purchase costs significantly impact our cost of goods sold. Any significant fluctuation of the market price of raw materials may negatively affect our operating results. Even if our current materials supply is relatively stable, we could be impacted by material price fluctuation in coming years.

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

Shipping and handling expense. Our shipping and handling expense includes domestic freight, oversea freight, domestic express shipping fee, distribution cost in European Union and North America. Our domestic express shipping fee accounted for approximately 29.45% of the related revenue in 2019. In order to reduce shipping and handling cost, we are trying to negotiate with and establish closer cooperation with several shipping companies providing express shipping services in order to lock favorable fee rates and reduce the domestic express fees.

Research and Development expense. Due to the uncertainty for the result of our R&D activities, we expensed all of our R&D expenditure. The R&D expense for the years ended December 31, 2019, 2018 and 2017 was $Nil, $1,062,582 and $1,051,665, respectively. Although our R&D expense decreased in 2019 due to our temporary suspension of our manufacturing activities in late 2019 in order to improve our operational efficiency, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

Results of Operations

For the years ended December 31, 2019, 2018 and 2017

	December 31
	2019	2018	2017	2019 vs 2018	2018 vs 2017
	$	$	$
Net revenues	12,455,414	22,154,506	28,473,016	-43.78%	-22.19%
Net revenues-related parties	192,841	1,519,531	506,495	-87.31%	200.01%
Cost of revenues	13,992,499	26,278,300	20,283,321	-46.75%	29.56%
Cost of revenues-related parties	178,636	1,448,533	399,177	-87.67%	262.88%
Gross profit (loss)	(1,522,880)	(4,052,796)	8,297,013	-62.42%	-148.85%
Gross margin	-12.04%	-17.12%	28.63%	N/A	N/A
Selling expense	920,237	4,535,945	4,882,367	-79.71%	-7.10%
R&D expense	-	1,062,582	1,051,665	-100%	1.04%
General and administrative expenses	3,702,035	2,792,858	2,095,676	32.55%	33.27%
Impairment of long-lived assets other than goodwill	813,344	-	-	100%	-
Impairment of goodwill	-	1,599,591	-	-100%	100%
Income (loss) from operations	(6,958,496)	(14,043,772)	267,305	-50.45%	-5353.84%

Revenues.

Our revenue was $12,648,255, $23,674,037 and $28,979,511 for the years ended December 31, 2019, 2018 and 2017, respectively. Our revenue decreased by $11,025,782 or 46.6% when comparing 2019 to 2018, and also decreased by $5,305,474, or 18.3% when comparing 2018 to 2017.

The following table displays our revenue by different marketing channels.

	December 31
	2019	2018	2017	2019 vs 2018	2018 vs 2017
	$	$	$
Oversea sales	9,995,136	15,832,362	21,190,063	-37%	-25%
Domestic sales	2,711,445	4,102,457	2,086,462	-34%	97%
Electronic commerce sales	83,779	3,800,668	5,734,121	-98%	-34%
Less: Sale tax and addition	(142,105)	(61,450)	(31,135)	131%	97%
Total revenues	12,648,255	23,674,037	28,979,511	-47%	-18%

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For the year ended December 31, 2019, our overseas sales, domestic sales and E-commerce sales decreased by $5,837,226, $1,391,012 and $3,716,889, respectively, compared with the year ended December 31, 2018.

The decrease of revenue in 2019 was mainly due to these three facts: (1) decrease in sales orders due to our uncompetitive sales price; (2) partially suspension of our overseas E-commerce business due to the estimated gross loss; and (3) temporary suspension of our manufacturing activities in 2019 to improve our operational deficiency. As a result, we received reduced sales orders from our customers and our sales volume significantly decreased in 2019 as compared to 2018.

Notwithstanding operational improvement during the period from January to October 2019, we determined to temporarily suspend our production mainly for the following reasons:(1) substantial increase in the prices of major inputs and raw materials which reduced our competitive strength and profitability; (2) lack of operational efficiency at the Company’s production facilities; and (3) some of our outstanding indebtedness cannot be renewed with the lenders upon loan maturity, which may negatively impact our capital sources to be used to support our continuous operations.

As a result, our total revenues for the fiscal year 2019 decreased dramatically as compared with the fiscal year 2018.

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

The revenue generated from different product lines are set forth as following:

	December 31
	2019	2018	2017	2019 vs 2018	2018 vs 2017
	$	$	$
Pet chews	6,469,755	6,271,777	9,614,426	3%	-35%
Dried pet snacks	4,617,742	13,611,010	14,851,868	-66%	-8%
Wet canned pet food	1,310,001	2,782,382	3,035,196	-53%	-8%
Dental health snacks	305,452	495,581	856,875	-38%	-42%
Baked pet biscuits	87,410	95,169	8,226	-8%	1057%
Others	-	479,568	644,055	-100%	-26%
Less: Sale tax and addition	(142,105)	(61,450)	(31,135)	131%	97%
Total revenues	12,648,255	23,674,037	28,979,511	-47%	-18%

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue generated from dried pet snacks decreased by $8,993,268 or 66%, from the year ended December 31, 2018 to the year ended December 31, 2019. Revenue generated from wet canned pet foods decreased by $1,472,381 or 53%, from the year ended December 31, 2018 to the year ended December 31, 2019. Revenue generated from dental health snacks decreased by $190,129 or 38%, from the year ended December 31, 2018 to the year ended December 31, 2019. The decrease was due to the rejection of certain unprofitable orders, suspension of our E-commerce business and suspension of our manufacturing activities from late October 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue generated from pet chews pet foods decreased by $3,342,649 or 35%, from the year ended December 31, 2017 to the year ended December 31, 2018. Revenue generated from dried pet snacks decreased by $1,240,858 or 8%, from the year ended December 31, 2017 to the year ended December 31, 2018. Revenue generated from wet canned pet foods decreased by $252,814 or 8%, from the year ended December 31, 2017 to the year ended December 31, 2018. These decreases were mainly due to the facts that (1) we did not renew certain sale contracts as the selling prices offered were unprofitable; and (2) our total daily production capacity decreased from 16 tons to 12 tons in 2018 due to the lease expiration for the Canning facility in 2018.

The revenue generated from different countries are set forth as following:

	December 31
	2019	2018	2017	2019 vs 2018	2018 vs 2017
	$	$	$
South Korea	1,335,791	2,870,998	5,397,982	-53%	-47%
China	2,662,247	6,569,382	6,553,715	-59%	0%
United Kingdom	1,573,546	2,415,043	3,213,303	-35%	-25%
Germany	2,062,110	2,522,149	3,585,535	-18%	-30%
Other countries	5,156,666	9,357,915	10,260,111	-45%	-9%
Less: Sale tax and addition	(142,105)	(61,450)	(31,135)	131%	97%
Total revenues	12,648,255	23,674,037	28,979,511	-47%	-18%

“Other countries” is comprised of all countries whose revenues, individually, were less than 10% of the Company’s revenues.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Overall, our sales to most of the overseas countries significantly decreased in 2019 as compared to 2018, mainly due to the fact that the Company has declined certain unprofitable orders and suspended E-commerce business.

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

Cost of revenues

Our cost of revenues, decreased by $13,555,698 or 48.89% for the year ended December 31, 2019 as compared to the year ended December 31, 2018. This decrease in cost of revenues was mainly due to the 46.57% decrease in our total net revenue for the year ended December 31, 2019. Our cost of revenues as a percentage of revenue was 112.04% and 117.12% for the years ended December 31, 2019, and 2018, respectively.

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

Gross margin

Our gross margin was negative 12.04% for the year ended December 31, 2019, compared with negative gross margin of 17.12% for the year ended December 31, 2018. The improvement in gross margin was mainly due to the rejection of certain unprofitable orders and the slightly improvement of our cost management.

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

Operating expenses

Operating expenses were $5,435,616, and $9,990,976 for the years ended December 31, 2019 and 2018, respectively, a decrease of $4,555,360, or 45.59%. Accordingly, the ratio of operating expenses as a percentage of revenue increased from 27.71% for the year ended December 31, 2017 to 42.20% for the year ended December 31, 2018 and increased to 42.98% for the year ended December 31, 2019.

Selling expense was $920,237 and $4,535,945 for the years ended December 31, 2019, and 2018, respectively, a decrease of $3,615,708 or negative 79.71%. The decrease in our selling price was in line with our decreased revenue in 2019. As our revenue declined, our distribution costs, sales promotion and marketing campaign related costs and sales commission paid to our sales teams decreased in 2019 as compared to 2018.

General and administrative expenses was $3,702,035, and $2,792,858 for the years ended December 31, 2019 and 2018 respectively, representing an increase of $909,177, or 32.55%. The increase was mainly resulted from the increase in bad debt expenses and an increase in severance compensation to the employees due to suspension of production at our plants since late October 2019.

Operating expenses were $9,990,976, and $8,029,708 for the years ended December 31, 2018, and 2017, respectively, an increase of $1,961,268, or 24.43%. The ratio of operating expenses as a percentage of revenue increased from 27.71% for the year ended December 31, 2017, to 42.20% for the year ended December 31, 2018.

Selling expense was $4,535,945, and $4,882,367 for the years ended December 31, 2018, and 2017, respectively, a decrease of $346,422, or negative 7.10%. Some related expense was saved due to the decline of sales in 2018, such as distribution cost, which decreased the total selling expense for the year ended December 31, 2018.

General and administrative expenses was $2,792,858, and $2,095,676 for the years ended December 31, 2018, and 2017, respectively, representing an increase of $697,182, or 33.27%. The increase was mainly resulted from increase in overall payroll level and increase in rental expenses.

Our research and development expense was $Nil, $1,062,582 and $1,051,665 for the years ended December 31, 2019, 2018 and 2017, respectively. Although we cut expenses to reduce operating losses of the year ended December 31, 2019, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

Impairment of long-lived assets other than goodwill was $813,344, and $Nil for the year ended December 31, 2019, and 2018. Due to our continuous operating loss in 2019, we reassessed our long-lived assets using on a forecast of the Company’s future performance, and accordingly recognized approximately $0.8 million impairment loss measured based on their fair value of the assets in the consolidated financial statements for the year ended December 31, 2019.

Impairment of goodwill was $1,599,591 for the year ended December 31, 2018. We took full impairment provision for the goodwill generated in connection with the acquisition of TDH JAPAN and TDH Group BVBA.

Income (loss) from operations.

Our loss from operations was $6,958,496 for the year ended December 31, 2019, while our loss from operations was $14,043,772 for the year ended December 31, 2018. Our operating loss as a percentage of total revenues was negative 55.02%, and 59.32% for the years ended December 31, 2019 and 2018, respectively. The continuous deficit from operation was mainly due to the fact that our sales revenue continued to decrease, while the raw material cost increased continuously and significantly through the year. The decrease in loss from operations was the combined result of improvement in gross margin and decrease in operating expenses.

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

Income taxes expense (benefit).

Due to our continuous operating loss for the years ended December 31, 2019 and 2018, we did not report income tax provision for the years ended December 31, 2019 and 2018, respectively

We incurred income tax expense of $0 for the year ended December 31, 2018 and incurred income tax benefit of $55,102 for the years ended December 31, 2017. We did not incur any income tax expense due to the deficit in 2018.

Net income (loss).

Our net loss was $8,625,427or the year ended December 31, 2019, compared to the net loss of $14,219,265 for the year ended December 31, 2018. The decrease in our net loss was the combined result of improvement in gross margin, decrease in operating expenses and temporary cessation of production from November 2019.

Our net loss was $14,219,265 for the year ended December 31, 2018, compared to the net income of $115,111 for the year ended December 31, 2017. The large deficit was due to the negative margin and larger operating expense incurred in 2018.

Liquidity and Capital Resources

For the years ended December 31, 2019, 2018 and 2017

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis.

As reflected in our consolidated financial statements, our revenue decreased by approximately $11 million from approximately $23.6 million in 2018 to approximately $12.6 million in 2019. Net cash used in operating activities amounted to approximately $5.6 million for the year ended December 31, 2019. As of December 31, 2019, we had working capital deficit of approximately $7.3 million as compared to working capital deficit of approximately $11.3 million as of December 31, 2018. In addition, in November 2019, we temporarily suspended our manufacturing activities due to operating inefficiency, the suspension our manufacturing activities led to reduced sales and operating cash flows, and consequently caused our inability to make the payments to settle vendor bills and repay the bank loans upon maturity. As a result, in late 2019, some of our vendors and several financial institutions initiated lawsuits against us for payment. Our inability to resolve these matters satisfactorily will have material adverse effect the Company’s financial condition in 2020. Furthermore, in December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly throughout China and worldwide, which has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak and all the other aspects of our operating challenges, including, but not limited to, the extending temporary closure of our facilities and operations to until the middle of May 2020, pending lawsuits for supplier arrears, bank loans and employee compensation, limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and our inability to promote the sales to customers on a timely basis, our revenue for the year ended December 31, 2020 will be much lower than expected. Certain premises including factory building and warehouse would be frozen for a period of three years following a court order issued in April 2020. These facts raised substantial doubt about our ability to continue as a going concern for the next 12 months from the date of this report.

In assessing our liquidity, management monitors and analyzes our cash and cash equivalent, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2019, we had cash and cash equivalent and restricted cash of approximately $6.5 million. We also had an aggregate approximately $9.5 million notes payable and loans (including approximately $0.9 million notes payable, approximately $7.7 million short-term loans and approximately $0.9 million short-term loans from related parties). For the pending legal proceedings as of December 31, 2019 regarding our delayed repayment of certain bank loans upon maturity as described above, subsequently in March and April 2020, we received court rulings to require us to make an aggregate RMB 40.48 million (approximately $5.80 million) to the financial institutions. The Company is negotiating with creditors for repayment. However, if we fail to reach an agreement with our creditors, we may be forced into bankruptcy proceedings.

Based on our current financial conditions, our cash balance and revenues generated from our business operations may not be currently sufficient and cannot be projected to cover our future operating expenses and meet our obligations as they become due for the next twelve months after the date that our financial statements are issued.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include attempting to improve our business profitability, our ability to generate sufficient cash flow from our operations to meet our operating needs on a timely basis, obtain additional working capital funds through debt and equity financings to eliminate inefficiencies in order to meet our anticipated cash requirements. Given the operating difficulties and the COVID-19 outbreak, we resumed our business activities on May 18, 2020, with the support of the local government. We expect the negative impact of the COVID-19 coronavirus outbreak on our business to be temporary and for our sales activities have started to run as normal, which will help us to increase our sales in the upcoming months. Due to the effects discussed above, to the extent that we experience a more adverse operating environment, incur unanticipated capital expenditures, or if we decide to accelerate our growth, then additional financing may be required. Currently, we are working to improve our liquidity and capital sources primarily through financial support from our principal shareholder and explore debt or equity financing possibilities. In order to fully implement our business plan and sustain continued growth, we may also need to raise capital from outside investors. Our expectation, therefore, is that we will seek to access the capital markets in both the U.S. and China to obtain the funds as needed. At the present time, however, we do not have commitments of funds from any third party. No assurance can be given that additional financing, if required, would be available on favorable terms or at all. If we do not secure capital needed for our operations, we may have to temporarily suspend or cease our operations.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the date of this filing.

During the year ended December 31, 2019, our cash used in operating activities was $5,626,618, cash provided by investing activities was $113,552, cash provided by financing activities was $9,520,386 and we had the negative effect of prevailing exchange rates on our cash of $ 203,247. During the year ended December 31, 2018, we used cash in operating activities of $2,173,742, used cash in investing activities of $6,594,458, provided cash by financing activities of $7,728,120, and had the positive effect of prevailing exchange rates on our cash of $96,808.

Net cash used in operating activities for the year ended December 31, 2019 totaled $5,626,618. The activities were mainly comprised of a net loss of $8,625,427, depreciation and amortization of $571,528, impairment of long-lived assets other than goodwill of $813,344, inventory write-down of $518,119, bad debt provision $659,569, a decrease in net accounts receivable of $329,042, a decrease in account receivable- related parties of $306,301, a decrease in net inventory of $2,009,862, a decrease in prepayment and other current net asset 516,018, and offset by a decrease in notes payable of $1,046,257, and a decrease in account payable of $2,775,356.

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

 Net cash provided by investing activities for the year ended December 31, 2019 totaled $113,552. The activities were primarily comprised of $233,747 proceeds from disposal of property, plant and equipment, disposal of subsidiaries of $83, collections from related parties of $1,282, and offset by $121,560 payment to purchase property and equipment.

Net cash used in investing activities for the year ended December 31, 2018 totaled $6,594,458. The activities were primarily comprised of $5,627,422 payment to purchase property and equipment, payment to purchase of land use right of $854,221, loan of $132,147 offered to related parties, payment for long term investment of $235,605, and offset by collections from related parties of $235,049.

For the year ended December 31, 2019, net cash provided by financing activities was $9,520,716. We received these funds from borrowing of short term loans of $1,046,275, borrowing of short term loan-related parties of $4,791,403, and proceeds from shares subscription of $6,760,000 offset by repayment to related parties of $1,000, repayment of short term loan of $2,073,177 and repayments of short term loans to related parties of $1,080,947.

For the year ended December 31, 2018, net cash provided by financing activities was $7,728,120. We received these funds from borrowing of short term loan of $8,400,090, and borrowing of short term loan-related parties of $1,176,690, offset by repayment to related parties of $385,420 and repayment of short term loan of $1,508,056.

Loan facilities

In 2017, 2018 and 2019, we secured the following revolving lines of credit:

On August 10, 2016, we obtained a line of credit of approximately $705,676 (RMB 4,900,000) from Industrial & Commercial Bank of China - Qingdao Shinan Second Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon were repaid in full. On June 6, 2017, we drew down the full amount of this loan; the term of this loan is 15-day, with this loan bearing interest at approximately 120% of the prevailing PRC prime rate. On July 6, 2017, this loan was repaid in full. On July 12, 2017, we obtained a new line of credit of approximately $412,371 (RMB 2,800,000) with the same lender. On July 14, 2017, we drew down the full amount of this loan. The loan maturity date is July 10, 2018 with annual interest rate of 5.22%. On July 9, 2018, this loan was repaid in full and the line of credit was recovered. On August 2, 2018, we drew down the full amount of this loan. The loan maturity date is July 16, 2019 with annual interest rate of 5.22%. In July 2019 this loan was repaid in full. The outstanding balance on this loan was $0 as of December 31, 2019.

On March 25, 2017, we obtained a line of credit of approximately $290,361 (RMB 2,000,000) from China Postal Savings Bank – Qingdao Weihai Road Sub Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon are repaid in full. On March 29, 2017, we drew down the full amount of this loan. The loan maturity date is March 28, 2018, bearing interest at approximately 140% of the prevailing PRC prime rate. On March 16, 2018, this loan was repaid in full and the line of credit is recovered. On March 21, 2018, we drew down the full amount of this loan. The loan maturity date is March 19, 2019 with annual interest rate of 6.96%. We made partial repayment of this loan during the year ended December 31, 2018 and the outstanding balance on this loan was approximately $147,000 (RMB 1,008,675) as of December 31, 2018. In 2019 we repaid the rest of the loan in full, and the outstanding balance on this loan was $0 as of December 31, 2019.

On November 23, 2017, we obtained a line of credit of approximately $614,779 (RMB 4,000,000) from China Postal Savings Bank – Qingdao Weihai Road Sub Branch (“CPSB”). The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon are repaid in full. On December 13, 2017, we drew down the full amount of this loan. The loan maturity date is December 12, 2018 with annual interest rate of 5.655%. On November 14, 2018, this loan was repaid in full and the line of credit is recovered. On November 19, 2018, we drew down the full amount of this loan. The loan maturity date is November 18, 2019 with annual interest rate of 5.22%. In 2019 we didn’t repay the loan when it came due, and the outstanding balance on this loan was approximately $574,053 (RMB 4,000,000) as of December 31, 2019. As of December 31, 2019, we were in default on the loan.

On April 27, 2018, the above line of credit from China Postal Savings Bank – Qingdao Weihai Road Sub Branch increased from approximately $582,000 (RMB 4,000,000) to approximately $1,439,700 (RMB 9,900,000). On May 8, 2018, we drew down the full amount of this loan. The loan maturity date is May 7, 2019 with annual interest rate of 5.8725%. The full amount of this loan was outstanding as of December 31, 2018. In 2019 we repaid the loan in full, and the outstanding balance on this loan was $0 as of December 31, 2019.

On April 29, 2019, we entered a line of credit of approximately $845,732 (RMB 5,900,000) from China Postal Savings Bank - Qingdao Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The term of this loan is one-year; the loan maturity date is April 17, 2020, with this loan bearing interest rate of 5.0025% at approximately 150% of the prevailing PRC prime rate. The outstanding balance of this loan was approximately $845,732 (RMB 5,900,000) as of December 31, 2019. As of December 31, 2019, we were in default on the loan.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products and projects. Compared to $8,263,038 short-term loans outstanding as of December 31, 2018, we had $7,624,061 short-term loans outstanding as of December 31, 2019.

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

Regulatory Restrictions on Capital Injections

We are using proceeds from our initial public offering and private placement to fund our business. Accordingly, the following regulations have to be followed, regarding capital injections to foreign-invested enterprises.

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

Capital Resources

As of December 31, 2019 and 2018

The following table provides certain selected balance sheets comparisons between years ended December 31, 2019 and 2018:

	December 31,
	2019	2018	Fluctuation	%

ASSETS
Cash and cash equivalents	$5,114,175	$893,020	4,221,155	473
Restricted cash, current	1,390,403	1,807,485	(417,082)	-23
Accounts receivable, net	21,657	845,800	(824,143)	-97
Accounts receivable - related parties	-	435,513	(435,513)	-100
Advanced to suppliers	39,806	77,280	(37,474)	-48
Inventories	473,216	3,019,804	(2,546,588)	-84
Due from related parties	-	43,554	(43,554)	-100
Prepayment and other current assets	153,633	680,606	(526,973)	-77
Total current assets	7,192,890	7,803,062	(610,172)	-8
Restricted cash, non-current	-	-
Property, plant and equipment, net	6,562,669	8,410,525	(1,847,856)	-22
Land use rights, net	973,224	1,014,538	(41,314)	-4
Equity investment	71,757	201,281	(129,524)	-64
Operating lease right-of-use assets - related parties	286,670	-	286,670	100
Total non-current assets	7,894,320	9,626,344	(1,732,024)	-18
Total assets	$15,087,210	$17,429,406	(2,342,196)	-13

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$3,436,939	$6,220,375	(2,783,436)	-45
Account payable - related parties	116,834	125,126	(8,292)	-7
Notes payable	908,008	2,462,044	(1,554,036)	-63
Advances from customers	116,155	160,828	(44,673)	-28
Bank overdrafts	78,320	-	78,320	100
Short term loans	7,624,061	8,263,038	(638,977)	-8
Short term loans - related parties	892,510	1,061,360	(168,850)	-16
Long-term loans - related parties, current portion	-	68,673	(68,673)	-100
Taxes payable	57,521	44,319	13,202	30
Due to related parties	39,387	45,146	(5,759)	-13
Operating lease liabilities - related parties, current	137,347	-	137,347	100
Other current liabilities	1,054,818	692,669	362,149	52
Total current liabilities	14,461,900	19,143,578	(4,681,678)	-24
Long term loans	-	-
Long term loans - related party	-	217,466	(217,466)	-100
Operating lease liabilities - related party, non-current	286,875	-	286,875	100
Deferred tax liabilities	1,036	4,929	(3,893)	-79
Total liabilities	14,749,811	19,365,973	(4,616,162)	-24

We maintain cash and cash equivalents in mainland China and U.S. on December 31, 2019 and 2018, bank deposits were as follows:

	December 31,
Country	2019	2018
China (Mainland)	$5,987,484	$825,176
Japan	-	3,056
Belgium	-	275
U.S.	510,235	10,960
Total	$6,497,719	$839,467

The majority of our cash balances at December 31, 2019 and December 31, 2018 are in the form of RMB and held in bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents and restricted cash

As of December 31, 2019, cash and cash equivalents were $5,114,175, compared to $893,020 at December 31, 2018. The components of this increase of $4,221,155 reflected below.

	2019	2018
Net cash used in operating activities	$(5,626,618)	$(2,173,742)
Net cash provided by (used in) investing activities	113,552	(6,594,458)
Net cash provided by financing activities	9,520,716	7,728,120
Exchange rate effect on cash and restricted cash	(203,577)	96,808

Net cash inflow (outflow)	$3,804,073	$(943,272)

We had current restricted cash of $1,390,403 and $1,807,485 as of December 31, 2019 and 2018, respectively. This restricted cash represents the bank deposit balance for issuing bank acceptance and bank letters of credit, bank balance that are currently frozen as a result of our pending litigations as well as $500,000 deposit in an escrow account in connection with our IPO. The balances of notes payable were $908,008 and $2,462,044 as of December 31, 2019 and 2018 respectively. As the deposit was provided and only used by us as pledge for its bank acceptance notes and bank letters of credit, could not be used for other purposes during the term of the notes, and directly used to settle the liabilities when the bank acceptance notes and bank letters of credit became due, it was recorded as restricted cash as of December 31, 2019 and 2018. Due to the pending legal proceedings, certain of our bank deposit under Tiandihui has been temporarily frozen by the court.

Accounts receivable

Accounts receivable, net as of December 31, 2019 was $21,657, a decrease of $824,143 compared to $845,800 as of December 31, 2018. $612,249 and $0 allowance for account receivable was recorded for the years ended December 31, 2019 and 2018, respectively.

Inventories

As of December 31, 2019, our inventory balance was $473,216, a decrease of $2,546,588, or 84% compared to $3,019,804 as of December 31, 2018. The decrease was due to the fact that (1) the increasing raw material prices prevented us from storing extra inventory for the year ended December 31, 2019, (2) temporary cessation of our production from November 2019, and (3) inventory write-down of $518,119 was recorded as of December 31, 2019

Due from related parties

As of December 31, 2019, the balances of due from related parties were $0, a decrease of $43,554 compared to $43,554 on December 31, 2018 due to collection of the same amount from related parties.

Due to related parties

As of December 31, 2019, the balances of due to related parties were $39,387, a decrease of $5,759, compared to $45,146 on December 31, 2018. The balance of due to related parties represented expenses incurred by related parties in the ordinary course of business, expense paid by related parties on behalf of the Company as well as the loans the Company obtained from related parties for working capital purpose. The loans owed to the related parties are interest free, unsecured and repayable on demand.

Property, plant and equipment, net

Property, plant and equipment, net as of December 31, 2019 were $6,562,669, a decrease of $1,847,856 compared to $8,410,525, as of December 31, 2018. The company disposed certain property, plant and equipment during the year ended December 31, 2019 and did not dispose any during the year ended December 31, 2018. Depreciation expense for the years ended December 31, 2019 and 2018 was $543,311 and $388,256, respectively.

Land use rights, net

Land use rights, net as of December 31, 2019 were $973,224, a decrease of $41,314, compared to $1,014,538 as of December 31, 2018. During the years ended December 31, 2019 and 2018, amortization expense amounted to $28,217 and $7,099, respectively.

Accounts payable and Notes payable

Accounts payable represents our commercial credit offered to the suppliers. And notes payable was the bank acceptance notes to suppliers.

Accounts payable decreased by $2,783,436, to $3,436,939 as of December 31, 2019, from $6,220,375 as of December 31, 2018 due to our reduced material purchase and inventory stockpile as a result of our temporary suspension of our manufacturing activities in 2019 to improve our operational deficiency.

Notes payable decreased by $1,554,036, to $908,008 as of December 31, 2019, from $2,462,044 as of December 31, 2018.

Short term loan

Balance of short-term loan as of December 31, 2019 was $7,624,061, representing a decrease of $638,977 or 8%, compared with balance of $8,263,038 as of December 31, 2018 due to repayment of the loans upon maturity.

Taxes payable

Taxes payable represents the accrued enterprise income tax at the year end.

Balance of taxes payable as of December 31, 2019 was $57,521 representing an increase of $13,202, or 30%, compared with balance of $44,319 as of December 31, 2018.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

As of December 31, 2019, The Company was in default on substantially all of the outstanding loans. According to the contractual agreements and court judgements, the Company is obligated to make full repayment during the year ended December 31, 2020. The following table summarizes our contractual obligations as of December 31, 2019, and the effect of these obligations expected to have on our liquidity and cash flows in future periods:

2020	$8,653,918
2021	44,844
2022	47,535
2023	50,387
2024	53,410
Thereafter	147,505
Total	$8,997,599

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, including but not limited to the potential impacts arising from the recent novel coronavirus (COVID-19). Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, allowance for doubtful accounts, useful lives and impairment of long-lived assets and goodwill, write-down in value of inventories, income taxes including the valuation allowance for deferred tax assets, estimate of contingent liabilities and allowance for sales return. As the extent and duration of the impacts from COVID-19 remain unclear, the Company’s estimates and assumptions may evolve as conditions change. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Inventories

Inventories, consisting of raw materials, low-valued consumables, work in progress, good sold in transit and finished goods, are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis. The valuation of inventory requires us to estimate excess and slow-moving inventory. We evaluate the recoverability of our inventory based on assumption about expected demand, market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company performed an impairment test on December 31, 2019 considering the fact of decreased revenue and recurring losses, and recorded impairment loss on long-lived assets other than goodwill of $813,344 and $0 for the years ended December 31, 2019 and 2018, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. The Company recorded impairment loss on goodwill of $0 and $1,599,591 for the years ended December 31, 2019 and 2018, respectively.

Lease Commitments

Recent adoption of accounting pronouncement ASU 2016-02

On January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases (together with all amendments subsequently issued thereto, “ASC Topic 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among others, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes option renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

The primary impact of applying ASC Topic 842 is the initial recognition of approximately $0.4 million of operating lease liabilities, and approximately $0.4 million of corresponding right-of-use assets, on the Company’s consolidated balance sheet as of January 1, 2019, for leases classified as operating leases under ASC Topic 840, as well as enhanced disclosure of the Company’s leasing arrangements. There is no cumulative effect to retained earnings or other components of equity recognized as of January 1, 2019. The Company does not have finance lease arrangements as of December 31, 2019. See Note 14 for further discussion.

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease period.

Loss Contingencies

The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of possible loss, if material, in the notes to the consolidated financial statements.

The Company reviews the developments in contingencies that could affect the amount of the provisions that has been previously recorded, and the matters and related possible losses disclosed. The Company makes adjustments to provisions and changes to its disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

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

The allowance for sales returns recorded by the Company was $0.06 million, $0.89 million and $0 for the years ended December 31, 2019, 2018 and 2017, respectively. The Company does not provide rebate, pricing protection or any other concessions to its customers.

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free onboard shipping point arrangements, as a fulfillment cost and accrues for such costs.

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 13 for information regarding revenue disaggregation by product lines, marketing channels and countries.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2019 and 2018, the Company recorded contract liabilities of $116,155 and $160,828, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2019 and 2018, the Company recognized $158,274 and $238,750 of contract liabilities as revenue, respectively.

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

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

	Balance Sheet	Average
Period Covered	Date Rates	Rates

Year ended December 31, 2019	6.9680	6.9088
Year ended December 31, 2018	6.8764	6.6146

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

	Balance Sheet	Average
Period Covered	Date Rate	Rate

Year ended December 31, 2019	0.8916	0.8934
Period from acquisition completion date to December 31, 2018	0.8737	0.8789

The exchange rates used to translate amounts in Yen into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=¥):

	Balance Sheet	Average
Period Covered	Date Rate	Rate

Year ended December 31, 2019	108.6384	109.0086
Period from acquisition completion date to December 31, 2018	110.0039	112.1693

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

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, advances to suppliers, inventories, prepayments and other current assets, accounts payable, notes payables, advances from customers, taxes payable, bank overdrafts, short term loans and other current liabilities, the carrying amounts approximate their fair values due to the short maturities.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which eliminates the probable recognition threshold for credit impairments. The new guidance broadens the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually to include forecasted information, as well as past events and current conditions. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. ASU 2016-13 is effective for the Company beginning on January 1, 2020. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income (loss) as a result of adopting the new standard.

On December 18, 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”) as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards. ASU 2019-12 removes certain exceptions from Topic 740, Income Taxes, including (i) the exception to the incremental approach for intra period tax allocation; (ii) the exception to accounting for basis differences when there are ownership changes in foreign investments; and (iii) the exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses. ASU 2019-12 also simplifies GAAP in several other areas of Topic 740 such as (i) franchise taxes and other taxes partially based on income; (ii) transactions with a government that result in a step up in the tax basis of goodwill; (iii) separate financial statements of entities not subject to tax; and (iv) enacted changes in tax laws in interim periods. ASU 2019-12 is effective for public entities for annual reporting periods and interim periods within those years beginning after December 15, 2020, and early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2019-12 on its consolidated financial statements and related disclosures.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.3% in 2019, 3.1% in 2018, and 7.5% in 2017.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of June 12, 2020:

Name	Age	Position
Rongfeng Cui	48	Chairman, Class A Director
Dandan Liu	32	Chief Executive Officer, Class A Director
Feng Zhang	37	Chief Financial Officer, Corporate Secretary
Caifen Zou(1) (2) (3)	55	Class B Director, independent
Qiu Li (1) (2) (3)	59	Class B Director, independent
Owens Meng (1) (2) (3)	42	Class C Director, independent

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Rongfeng Cui is the founder of our Company. He has served as our Chairman of the Board of Directors since July 2006. From July 2006 to August 2019, he served as the Company’s Chief Executive Officer. From May 2004 to June 2006, he served in the capacity of the Company’s General Manager. From 1994 to 2004, he held several managerial positions at various Qingdao based companies. Mr. Cui holds an undergraduate degree in International Trade from the Central Radio and Television University and an EMBA degree from Peking University. The Board of Directors determined that Mr. Cui should continue serving as our Chairman given his pivotal role in the Company’s founding.

Dandan Liu was appointed as the Company’s Chief Executive Officer effective as of August 2, 2019. Dandan Liu has served as a Class A director of the Company since February 2019. Ms. Liu founded Beijing Houxin Investments Co., Ltd. in June 2012 and has served as its CEO and Chairman since its inception. Ms. Liu’s valuable entrepreneurial, management, and investment experience together with her in-depth knowledge of the Company provide her with the qualifications and skills to serve as a director of our Company.

Feng Zhang was appointed as the Company’s Chief Financial Officer on February 19, 2020. From August 2018 to September 2019, Feng Zhang worked as Senior Accounting Manager for Beijing Longguang Energy Technology Co., Ltd. From July 2017 to July 2018, Mr. Zhang worked as Accounting Manager for Hebei Yinlong Renewable Energy Co., Ltd. From March 2015 to June 2017, Mr. Zhang worked as Audit Manager for Beijing Xinghua Certified Public Accountants Firm (Partnership). From June 2006 to February 2015, Mr. Zhang worked as Accounting Manager for Boda Instrument Group Co., Ltd. Mr. Zhang is a Certified Public Accountant and received his bachelor degree in Assets Appraisal from Hebei Agricultural University.

Qiu Li is an independent director of the company. Ms. Li has been Senior Consultant of Hangzhou Guohan Financial Holding Co., Ltd. since November 2015. Between March 2010 and October 2015, Ms. Li was director of audit of Hengfeng Bank Hangzhou Branch. Between November 1987 and March 2010, Ms. Li held several managerial positions at Hengfeng Bank headquarter. Ms. Li is a China Certified Public Accountants (CPA). Ms. Li holds a Bachelor’s degree in Management from Shandong Cadres Correspondence University. The Board of Directors determined that Ms. Li should serve as our director based on her experience in business and accounting matters.

Caifen Zou has served as Senior Advisor of Shandong Renhe Guarantee Company since August 2019. From December 1993 to July 2019, Ms. Zou has served in a number of senior executive roles within CITIC Bank Weihai Branch, including senior manager of Personal Credit Department, general manager of Retail Banking Department, and deputy section chief of Accounting Department, etc. Ms. Zou received her Associate’s degree in Administration Management from Shandong Normal University, and held Intermediate Accountant Qualification Certificate and Intermediate Economist Qualification Certificate in China. The Board of Directors determined that Ms. Zou should serve as our director based on her experience and expertise in accounting, management and internal controls.

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

The following table shows the annual compensation paid by us for the years ended December 31, 2019 and 2018 to our principal executive officers. No officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Year	Salary ($)	Bonus ($)	Total Paid ($)

Dandan Liu (1)	2019	5,000	-	0
CEO and director	2018	-	-	-

Feng Zhang (2)	2019	-	-	-
CFO	2018	-	-	-

Cui Rongfeng (3)	2019	14,585	-	13,549
Chairman, former President and former CEO	2018	32,057	-	20,310

Cui Rongbing (4)	2019	17,768	-	10,386
Former CFO and former director	2018	21,898	9,071	20,648

(1)	Appointed as the Company’s Chief Executive Officer effective as of August 2, 2019. Ms. Liu didn’t take a salary at the Company during 2019.

(2)	Appointed as the Company’s Chief Financial Officer on February 19, 2020 at an annual base salary of approximately $30,850.

(3)	The Company’s former President and former CEO was removed by the Company’s Board effective as of August 2, 2019.

(4)	The Company’s former CFO; the Company determined not to renew his initial term of employment expiring on August 31, 2019 for another term.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We paid $10,000 compensation to each of our non-employee directors during each of the years ended December 31, 2019 and 2018.

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

Retirement Benefits

As of December 31, 2019, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

The Company terminated Cui Rongfeng’s (former CEO) employment agreement in accordance with its terms. Cui Rongbing’s (former CFO) employment agreement with the Company was expired on August 31, 2019, and was not renewed for another term.

Employment agreement with Dandan Liu, CEO

On August 2, 2019, TDH Holdings, Inc. entered into an employment agreement with Dandan Liu to serve in the role of Chief Executive Officer for the initial period of 3 years (commencing as of August 2, 2019 and terminating on July 31, 2022), which term may be automatically renewed for another 3 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Ms. Liu’s salary is USD 1,000 per month until end of December, 2019. Thereafter Ms. Liu’s annual salary is USD 60,000 payable in 12 equal monthly installments until July 31, 2022. Ms. Liu may be eligible to receive an annual bonus in the amount of 10% of the growth in book value as of the last fiscal year end, subject to review of corporate performance goals set forth by the Compensation Committee. The Compensation Committee will have the sole discretion whether Ms. Liu is entitled to the bonus and the amount of the payment, if any. The employment agreement may be terminated by either party upon 60 days advance notice to the other party. The Company will reimburse Ms. Liu for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of her duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

Employment agreement with Feng Zhang, CFO

On February 1, 2020, Qingdao Tiandihui entered into an employment agreement with Feng Zhang to serve in the role of Chief Financial Officer and Corporate Secretary for the initial period of three years, (commencing as of February 1, 2020 and terminating on January 31, 2023). Under the terms of this agreement, Mr. Zhang’s annual salary is RMB 228,000 payable in 12 equal monthly installments. The employment agreement may be terminated by either party upon 15-day advance notice to the other party. The Company will reimburse Mr. Zhang for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

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

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Caifen Zou, Qiu Li, and Owens Meng are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Our Audit Committee consists of Caifen Zou Wang, Qiu Li, and Owens Meng, with Owens Meng serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Lei Wang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of Caifen Zou, Qiu Li, and Owens Meng, with Qiu Li serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of Caifen Zou, Qiu Li, and Owens Meng, with Caifen Zou serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

	2017	2018	2019
Number of Employees	213	204	50

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 45,849,995 shares issued and outstanding as of June 12, 2020.  Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Building 10, 1388 Taifa Road, Huangdao District, Qingdao, Shandong Province, PRC.

Name of Beneficial Owner	Shares Owned	Percentage

Dandan Liu	27,093,921	59.09%
Rongfeng Cui (1)	2,287,324	4.99%
Feng Zhang	-	-
Caifen Zou (1)	-	-
Qiu Li (1)	-	-
Owens Meng (1)	-	-
Directors & executive officers as a group (6 persons)	29,381,245	64.08%

Easthill Capital Management LLC (2)	4,500,000	9.8%

(1)	Independent director.

(2)	Mailing address of this shareholder is One League, Unit 62317, Irvine CA 92602. Mr. Philip Zou, the managing member of Easthill Capital Management, LLC, has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares.

B.	Related Party Transactions

Due from related parties, net

Due from related parties, net consisted of the following:

	December 31,	December 31,
	2019	2018
Tide	$43	$44
Rongfeng Cui	41,673	43,510
Less: Allowance for doubtful accounts	(41,716)	-
Due from related parties, net	$-	$43,554

The balance of due from Tide represents operating expenses paid by the Company on behalf of Tide. The balances of due from Rongfeng Cui represents overseas trade receivables collected by him on behalf of the Company.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2019	2018
Saike	$-	$16,470
Phillip Zou	-	1,000
Rongbing Cui	10,046	-
Rongfeng Cui	29,341	27,676
Total	$39,387	$45,146

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short term loans from related parties

	December 31,	December 31,
	2019	2018
Rongfeng Cui	$751,029	$84,831
Dandan Liu	-	440,638
Yuxiang Qi	112,778	436,275
Rongbing Cui	-	31,993
Wenbin Pang	-	29,085
Yan Fu	28,703	29,085
Rongjie Cui	-	4,363
Jichang Zhang	-	2,909
Fucheng Sun	-	2,181
Total	$892,510	$1,061,360

The Company borrowed unsecured short term loans from related parties in the amount of $4,791,233 and $1,176,690, during the years ended December 31, 2019 and 2018, respectively. Interest rate for the loans outstanding during the year ended December 31, 2019 ranged from 0% to 25% per annum. The Company made repayment in the amount of $1,080,947 and $60,490, during the years ended December 31, 2019 and 2018, respectively.

Modification of Loans from related party

In January 2018, the Company entered into a loan agreement with Dandan Liu. In May 2018, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting an increase in principal from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting increase in principal to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019. The loan has been repaid in full during the year ended December 31, 2019.

In June 2018, the Company entered into a loan agreement with Yuxiang Qi. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increased in principal from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019. As of December 31, 2019, the Company was in default of this loan, and was subject to 24% annual interest rate.

The Company analyzed the amendments under ASC 470-50 and concluded that these amendments did not qualify for debt modification.

Long term loans from related party

	December 31,	December 31,
	2019	2018
Rongfeng Cui	$-	$286,139
Less: Rongfeng Cui - current portion	-	68,673
Non-current portion	$-	$217,466

Long term loans from related party represent loans assumed by the Company in connection with acquisition of TDH Group BVBA during the year ended December 31, 2018. In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 is due in the year ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the year ended December 31, 2019 nor subsequently, such default may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short term loans as of December 31, 2019.

The interest expenses for loans from related parties amounted to $632,251 and $95,091 for the years ended December 31, 2019 and 2018, respectively.

Sales to related parties, purchases from related parties and services provided by related parties

	For the Years Ended December 31,
	2019	2018	2017
SALES TO:
Like	$-	$1,167,933	$506,495
Zhenyu	5,778	-	-
Quanmin Chongai	187,063	-	-
Liujiayi	-	25,832	-
TDH Group BVBA	-	325,766	-
Total Sales	$192,841	$1,519,531	$506,495
PURCHASES FROM:
Yinhe Jiutian	$-	$-	$5,059
Kangkang Family Farm	-	-	30,191
Zhenyu	-	28,872	163,127
TDH Group BVBA	-	2,689	-
Total Purchases	$-	$31,561	$198,377
SERVICE PROVIDED BY:
Hanyinhe	$-	$9,373	$-
TDH Group BVBA	-	278,396	-
TDH JAPAN	-	134,181	-
Total Services Consumed	$-	$421,950	$-

For the years ended December 31, 2019, 2018 and 2017, the cost of revenue in connection with sales to related parties were $178,636, $1,448,533 and $399,177, respectively, which were included in cost of revenue-related parties in the accompanying consolidated statement of operations and comprehensive income (loss).

During the years ended December 31, 2019, 2018 and 2017, inventories purchased from related parties in the amount of $0, $26,698 and $44,502, respectively, were used and sold and included in cost of revenue in the accompanying consolidated statement of operations and comprehensive income (loss).

The Company purchased financial application software from Yinhe Jiutian in the amount of $0, $0 and $5,059 during the years ended December 31, 2019, 2018 and 2017, respectively.

Accounts receivables from related parties, net

	December 31,	December 31,
	2019	2018
Like	$96,580	$435,513
Quanmin Chongai	29,509	-
Less: Allowance for doubtful accounts	(126,089)	-
Accounts receivables – related parties, net	$-	$435,513

Accounts payable to related parties

	December 31,	December 31,
	2019	2018
Yinhe Jiutian	$112,069	$113,562
Kangkang Family Farm	4,705	4,768
Zhenyu Trading	60	6,796
Total	$116,834	$125,126

Leases from related parties

The Company has entered into multiple lease agreements for the lease of premises for factory buildings, office spaces and warehouses including several lease agreements with related parties. The remaining lease term of the Company’s leases ranges from approximately 0.5 to 8 years. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

The components of lease expense were as follows:

For the year ended December 31,
2019

Operating lease cost	$107,316
Short-term lease cost	22,001
Total lease cost	$129,317

Rental expenses, including expenses incurred from operating leases with related parties, for the years ended December 2018 and 2017 was $218,414 and $163,497, respectively.

Supplemental cash flow information related to leases was as follows:

For the year ended December 31,
2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases	$1,737

Weighted-average remaining lease term	7.60 years
Weighted-average discount rate	5.39%

Supplemental balance sheet information related to leases was as follows:

December 31, 2019
Operating lease right-of-use assets, related parties	$286,670

Operating lease liability-related parties, current	137,347
Operating lease liabilities-related party, non-current	286,875
Total operating lease liabilities	$424,222

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2019:

2020	$137,347
2021	44,844
2022	47,535
2023	50,387
2024	53,410
Thereafter	147,505
Total	481,028
Less imputed interest	(56,806)
Total lease liabilities	$424,222

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

Except as set forth below, we are not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

●

Legal claims by vendors and lenders. During the months of November 2019 to June 2020, the Company has been a subject of 48 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with interest and costs. As of the date of report, 46 of the proceedings have been resolved such that in 30 lawsuits, the creditors agreed to settle if we paid the settlement amounts; in 16 lawsuits, the Court ruled in favor of the creditors; and 2 proceedings against the Company remain ongoing. The mediation and judgment aggregate amount of approximately RMB11.8 million (USD1.69 million).

On December 2, 2019, Qingdao Lingang Real Estate Co., Ltd., instituted a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The plaintiff alleges that it executed a one-year loan agreement with the Company in the amount of RMB20.55 million (USD2.94 million) for the Company’s working capital and general corporate purposes. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The plaintiff claims non-payment of the principal of the loan and a partial payment of the interest thereon. The plaintiff demands the Company to (i) repay the aggregate amount of RMB20.55 million (USD2.94 million), including interest, (ii) assume and pay the interest at the rate of 2% per month for the period from the date of November 1, 2019 to the date of full discharge of the debt, and (iii) compensate the plaintiff’s legal fees of RMB120,000 (USD17,143). The plaintiff also demands Rongfeng Cui and Yanjuan Wang to assume joint and several liability for the Company’s debt. On March 4, 2020, the Court ordered the Company to pay RMB20.55 million (USD2.94 million) of principal and interest to Qingdao Lingang Real Estate Co., Ltd., and Rongfeng Cui to bear joint and several security liability for the payment, and the legal cost was RMB77,000(USD$10,050).

On January 15, 2020, China Construction Bank (“CCB”), instituted a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The plaintiff alleges that it executed a loan agreement with the Company in the amount of RMB19.93 million (USD2.86 million) for the purchase of manufacturing facility and the associated land use right located at Lingang Economic Development Zone, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The plaintiff claims non-payment of the principal of the loan and a partial payment of the interest thereon. The plaintiff demands the Company to (i) repay the aggregate amount of RMB19.93 million (USD2.86 million), including interest, (ii) apply for execution of collateral of the associated land use right in the name of Tiandihui located at Lingang Economic Development Zone. The plaintiff also demands Rongfeng Cui and Yanjuan Wang to assume joint and several liability within the range of RMB22.65 million (USD3.25 million) for the Company’s debt. On April 14, 2020, the Court ordered the Company to pay RMB19.93 million (USD2.86 million) of principal and interest to CCB, executed the sale of the mortgaged property and Rongfeng Cui and Yanjuan Wang to bear joint and several security liability for the payment, and the legal cost was RMB70,678(USD$10,143).

On November 11, 2019, Shanghai Pudong Development Bank Qingdao Branch(“CPDB”), instituted a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), Rongfeng Cui, and Yanjuan Wang. The plaintiff alleges that it executed the additional bank acceptance deposit of the Company in the amount of RMB4.85 million (USD0.7 million) for acceptance draft at maturity. Saike, Gaochuang, Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this acceptance draft as guarantors subject to joint and several liability in connection with the acceptance draft. The plaintiff claims non-payment of the acceptance draft . The plaintiff demands the Company to (i) repay the aggregate amount of RMB4.85 million (USD0.7 million),, (ii) apply for execution of collateral of the associated land use right and real estate in the name of Saike, Rongfeng Cui and Yanjuan Wang. The plaintiff also demands Gaochuang to assume joint and several liability within the range of RMB1.2 million (USD0.17 million) for the Company’s debt. The court has not ruled as of the reporting date.

On December 10, 2019, Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), instituted a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Rongfeng Cui, and Yanjuan Wang. The plaintiff alleges that it executed the guarantee of additional CPDB bank acceptance deposit of the Company in the amount of RMB1.2 million (USD0.17 million). Saike, Gaochuang, Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this acceptance draft as guarantors subject to joint and several liability in connection with the acceptance draft. . The plaintiff demands the Company to (i) repay the aggregate amount of RMB1.2 million (USD0.17 million), (ii) apply for execution of the collateral of mortgage counter guarantee and the patent pledge in the name of the Company. The court has not ruled as of the reporting date.

The Company entered into two loan agreements with China Postal Savings Bank – Qingdao Weihai Road Sub Branch. (“CPSB”) to borrow RMB9.9 million (USD1.42 million). Both loans are overdue in April 2020. CPSB applied to the court for property preservation in November 2019 and has not sued the Company as of the reporting date.

●	Labor arbitration claims by former employees. The Company estimates that its headcount will reduce to around 50 full-time employees through the end of this adjustment period. As a result of the layoffs, certain of the Company’s former employees commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB4.8 million (USD0.69 million). As of the reporting date, there were 97 labor arbitrations, of which 96 had entered the first phase of trial and 1 had entered the second phase of trial.

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

The following table sets forth, for the calendar quarters indicated and through June 12, 2020, the quarterly high and low sale prices for our shares, as reported on NASDAQ Stock Market.

	Shares
	High	Low

Quarterly and Monthly Highs and Lows
1st Quarter 2018	6.5119	6.2913
2nd Quarter 2018	6.5973	6.2796
3rd Quarter 2018	6.9146	6.6171
4th Quarter 2018	6.9568	6.8407
1st Quarter 2019	6.8764	6.6840

2nd Quarter 2019	6.9212	6.6691
3rd Quarter 2019	7.1748	6.7845
4th Quarter 2019	7.1668	6.9602

1st Quarter 2020	7.1011	6.8870
April, 2020	7.1187	6.9924
May, 2020	7.1518	7.0270

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the NASDAQ Stock Market under the symbols PETZ, since September 21, 2017, following the completion of our initial public offering.

On January 7, 2019, we received a notification letter from Nasdaq Listing Qualifications advising the Company that based upon the closing bid price for the Company’s common shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5555(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until July 8, 2019, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s common stock must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date. The Company regained compliance with this requirement as a result of its common shares’ closing bid price having been at or above the minimum requirement of $1.00 per share for a minimum of ten consecutive trading days.

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

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, last amended in February 2017 and became effective as of January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (the “Certifying Measures”), which retroactively became effective on January 1, 2008 and was amended on January 29, 2016. Under the EIT Law and the Certifying Measures, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Tiandihui was granted the high and new technology enterprise (“HNTE”) qualification valid until the year end of December 2018. The Company was subject to 25% income tax rate in 2019. There can be no assurance, however, that Tiandihui will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Tiandihui’s “high and new technology enterprise” status in the future. Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Tiandihui and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

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

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. In 2019, we had $4.73 million weighted average outstanding bank loans, with weighted average effective interest rate of 5.54%. In 2018, we had $1.87 million weighted average outstanding bank loans, with weighted average effective interest rate of 6.06%. In the year 2017, we had $1.52 million weight average outstanding bank loans, with weighted average effective interest rate of 6%.

As of December 31, 2019, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been $2,620, lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

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

As of December 31, 2019, there has been approximately USD13.05 million default of indebtedness and there is no any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2019 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the Certifying Officers concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were not effective as of December 31, 2019.

The material weakness identified by our management was a lack of control procedures designed to ensure the Company’s business is not adversely affected through the change of the key member of the management team. As the Company suffered from many operating difficulties in 2019, the former Chief Executive Officer. General Manager, Chief Financial Officer, Chief Production Officer and other senior executives of Tiandihui left the Company at different times, resulting in the lack of continuity and coherence in the Company’s operations and management.

In order to address the foregoing material weakness, we have put in place additional controls, including, among others, hiring and replacing certain management team members in 2019 and 2020, including our CFO. Our new CEO established a new management team to deal with operation management challenges of the Company, and our new CFO is working on improving the Company’s financial and reporting functions. Overall, the Company is working through and standardizing its business processes, instituting business procedures and adding controls and additional supervision, particularly, in the areas of control duties and data sharing and supervision so as to provide effective means of linking various functions and departments within the Company.

We intend to complete the remediation effort on or before the end of the 2020 fiscal year and will conduct periodic assessments of the state of the Company’s financial reporting measures and systems, as a whole.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on these evaluations, our management concluded that, due to the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2019.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Owens Meng is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by MaloneBailey, LLP for the periods indicated:

	December 31, 2018	December 31, 2019
Audit Fees	$294,300	$160,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$294,300	$160,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchases of our securities were made by us or our affiliates in 2019.

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

TDH Holdings, Inc.

June 15, 2020	By:	/s/ Dandan Liu
		Name:	Dandan Liu
		Title:	Chief Executive Officer (Principal Executive Officer)

TDH Holdings, Inc.

June 15, 2020	By:	/s/ Feng Zhang
		Name:	Feng Zhang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

TDH HOLDINGS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

TDH Holdings, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TDH Holdings, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a substantial working capital deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
Houston, Texas
June 15, 2020

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,114,175	$893,020
Restricted cash	1,390,403	1,807,485
Accounts receivable, net	21,657	845,800
Accounts receivable - related parties, net	-	435,513
Advances to suppliers	39,806	77,280
Inventories, net	473,216	3,019,804
Due from related parties, net	-	43,554
Prepayments and other current assets	153,633	680,606
Total current assets	7,192,890	7,803,062
NON-CURRENT ASSETS
Property, plant and equipment, net	6,562,669	8,410,525
Land use rights, net	973,224	1,014,538
Long-term investments	71,757	201,281
Operating lease right-of-use assets - related parties	286,670	-
Total non-current assets	7,894,320	9,626,344
Total assets	$15,087,210	$17,429,406

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$3,436,939	$6,220,375
Accounts payable - related parties	116,834	125,126
Notes payable	908,008	2,462,044
Advances from customers	116,155	160,828
Bank overdrafts	78,320	-
Short term loans	7,624,061	8,263,038
Short term loans - related parties	892,510	1,061,360
Current portion of long term loans - related party	-	68,673
Taxes payable	57,521	44,319
Due to related parties	39,387	45,146
Operating lease liabilities - related parties, current	137,347	-
Other current liabilities	1,054,818	692,669
Total current liabilities	14,461,900	19,143,578
NON-CURRENT LIABILITIES:
Deferred tax liabilities	1,036	4,929
Long term loans - related party, non-current	-	217,466
Operating lease liabilities - related party, non-current	286,875	-
Total liabilities	14,749,811	19,365,973
STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock ($0.001 par value; 200,000,000 shares authorized; 45,849,995 and 10,516,662 shares issued and outstanding at December 31, 2019 and 2018, respectively)	45,850	10,517
Additional paid-in capital	21,963,678	10,999,011
Statutory reserves	160,014	160,014
Accumulated deficit	(21,974,651)	(13,349,232)
Accumulated other comprehensive income	142,516	243,470
Total TDH Holdings, Inc. stockholders’ equity (deficit)	337,407	(1,936,220)
Noncontrolling interest	(8)	(347)
Total stockholders’ equity (deficit)	337,399	(1,936,567)
Total liabilities and stockholders’ equity (deficit)	$15,087,210	$17,429,406

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Years Ended December 31,
	2019	2018	2017

Net revenue	$12,455,414	$22,154,506	$28,473,016
Net revenue - related parties	192,841	1,519,531	506,495
Total revenue	12,648,255	23,674,037	28,979,511
Cost of revenue	13,992,499	26,278,300	20,283,321
Cost of revenue - related parties	178,636	1,448,533	399,177
Total cost of revenue	14,171,135	27,726,833	20,682,498
Gross profit (loss)	(1,522,880)	(4,052,796)	8,297,013
Operating expenses:
Selling expense	920,237	4,535,945	4,882,367
General and administrative expense	3,702,035	2,792,858	2,095,676
Research and development expense	-	1,062,582	1,051,665
Impairment of long-lived assets other than goodwill	813,344	-	-
Impairment of goodwill	-	1,599,591	-
Total operating expenses	5,435,616	9,990,976	8,029,708
Income (loss) from operations	(6,958,496)	(14,043,772)	267,305
Interest expense	(1,378,755)	(233,101)	(82,946)
Government subsidies	129,255	81,882	414
Other income	1,189	20,242	19,305
Other expenses	(290,655)	(26,992)	(144,069)
Loss from equity method investment	(127,965)	(17,524)	-
Total other expenses	(1,666,931)	(175,493)	(207,296)
Income (loss) before income taxes provision (benefit)	(8,625,427)	(14,219,265)	60,009
Income tax benefit	-	-	(55,102)
Net income (loss)	(8,625,427)	(14,219,265)	115,111
Less: Net loss attributable to non-controlling interest	(8)	(40)	-
Net income (loss) attributable to TDH Holdings, Inc.	$(8,625,419)	$(14,219,225)	$115,111
Comprehensive income (loss)
Net income (loss)	$(8,625,427)	$(14,219,265)	$115,111
Other comprehensive income (loss)
Foreign currency translation adjustment	(100,954)	(65,123)	410,642
Total comprehensive income (loss)	$(8,726,381)	$(14,284,388)	$525,753
Less: Comprehensive loss attributable to noncontrolling interest	(8)	(347)	-
Comprehensive income (loss) attributable to TDH Holdings, Inc.	$(8,726,373)	$(14,284,041)	$525,753

Earnings (loss) per common share attributable to TDH Holdings, Inc.
Basic	$(0.41)	$(1.49)	$0.01
Diluted	$(0.41)	$(1.49)	$0.01
Weighted average common shares outstanding
Basic	21,022,598	9,558,493	8,303,853
Diluted	21,022,598	9,558,493	8,303,853

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Number of Shares	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable	Statutory Reserves	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
Balance, January 1, 2017	7,900,000	$7,900	$4,406,561	$(927,730)	$140,570	$727,807	$(102,356)	$-	$4,252,752
Net income						115,111			115,111
Issuance of common shares	1,523,750	1,524	5,540,523	-	-	-	-	-	5,542,047
Collection of stock subscription receivable	-	-	-	827,730	-	-	-	-	827,730
Statutory Reserve	-	-	-	-	19,444	(19,444)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	410,642	-	410,642
Balance, December 31, 2017	9,423,750	$9,424	$9,947,084	$(100,000)	$160,014	$823,474	$308,286	$-	$11,148,282
Net loss	-	-	-	-	-	(14,219,225)	-	(40)	(14,219,265)
Cumulative effect of adoption of ASC Topic 606	-	-	-	-	-	46,519	-	-	46,519
Issuance of common shares for business acquisition	1,092,912	1,093	1,051,927	-	-	-	-	-	1,053,020
Collection of stock subscription receivable	-	-	-	100,000	-	-	-	-	100,000
Foreign currency translation adjustment	-	-	-	-	-	-	(64,816)	(307)	(65,123)
Balance, December 31, 2018	10,516,662	$10,517	$10,999,011	$-	$160,014	$(13,349,232)	$243,470	$(347)	$(1,936,567)
Net loss	-	-	-	-	-	(8,625,419)	-	(8)	(8,625,427)
Issuance of common shares	35,333,333	35,333	10,964,667	-	-	-	-	-	11,000,000
Disposal of noncontrolling interest	-	-	-	-	-	-	-	347	347
Foreign currency translation adjustment	-	-	-	-	-	-	(100,954)	-	(100,954)
Balance, December 31, 2019	45,849,995	$45,850	$21,963,678	$-	$160,014	$(21,974,651)	$142,516	$(8)	$337,399

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2019	2018	2017
Cash flows from operating activities
Net income (loss)	$(8,625,427)	$(14,219,265)	$115,111
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization expense	571,528	395,355	364,170
Loss from equity method investment	127,965	17,524	-
Loss on disposal of subsidiaries	5,018	-	-
Impairment of goodwill	-	1,599,591	-
Impairment of long-lived assets other than goodwill	813,344	-	-
Inventory write-down	518,119	1,668,508	-
Allowance for doubtful accounts	659,569	-	18,201
Deferred income taxes	(3,861)	(591)	(8,581)
Loss on disposal of property, plant and equipment	308,003	-	1,783
Non-cash lease expense	89,176	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	329,042	1,302,573	(971,831)
Accounts receivable - related parties, net	306,301	(778,516)	(10,817)
Inventories, net	2,009,862	4,203,927	(2,658,359)
Operating lease liabilities - related parties	16,404	-	-
Due from related parties, net	(2,206)	-	-
Due to related parties	14,387	18,142	5,920
Advances to suppliers	36,322	569,723	121,360
Prepayments and other current assets	516,018	(291,336)	18,197
Accounts payable	(2,775,356)	1,870,157	1,174,363
Accounts payable - related parties	(6,703)	19,848	32,440
Interest payable	260,417	119,712	-
Notes payable	(1,046,257)	1,204,910	(127,275)
Taxes payable	13,797	32,733	(115,219)
Advances from customers	(42,923)	(60,254)	(601,855)
Advances from customer - related party	-	(7,397)	7,241
Other current liabilities	280,843	160,914	(39,785)
Net cash used in operating activities	(5,626,618)	(2,173,742)	(2,674,936)
Cash flows from investing activities
Payments to acquire property, plant and equipment	(121,560)	(5,627,422)	(227,900)
Proceeds from disposal of property, plant and equipment	233,747	-	2,012
Payments to acquire land use rights	-	(854,221)	(103,596)
Acquisition of businesses, net of cash acquired	-	19,888	-
Disposal of subsidiaries	83	-	-
Loans to related parties	-	(132,147)	(533,242)
Repayments from related parties	1,282	235,049	15,443
Payments for long-term investments	-	(235,605)	-
Net cash provided by (used in) investing activities	113,552	(6,594,458)	(847,283)
Cash flows from financing activities
Proceeds from issuance of common shares	6,760,000	-	5,542,047
Collection of stock subscription receivable	-	100,000	827,730
Proceeds from related parties	-	5,306	1,073,961
Repayments to related parties	(1,000)	(385,420)	(1,767,391)
Proceeds from bank overdrafts	78,162	-	-
Proceeds from short term loans	1,046,275	8,400,090	2,077,219
Repayments of short term loans	(2,073,177)	(1,508,056)	(2,494,793)
Proceeds from short term loans - related parties	4,791,403	1,176,690	-
Repayments of short term loans - related parties	(1,080,947)	(60,490)	-
Net cash provided by financing activities	9,520,716	7,728,120	5,258,773
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(203,577)	96,808	55,000
Net change in cash, cash equivalents and restricted cash	3,804,073	(943,272)	1,791,554
Cash, cash equivalents and restricted cash, beginning of the year	2,700,505	3,643,777	1,852,223
Cash, cash equivalents and restricted cash, end of the year	$6,504,578	$2,700,505	$3,643,777

Supplemental cash flow information
Interest paid	$1,118,338	$113,389	$82,234
Income taxes paid	$-	$-	$59,927

Non-cash investing and financing activities
Accrued interest added to short term loan – related party	$126,697	$-	$-
Operating expenses paid by related parties	$-	$157,094	$85,837
Liabilities assumed in connection with purchase of property, plant and equipment	$51,196	$38,636	$133,229
Notes payable reclassified to short term loans	$479,724	$-	$-
Receivables from related parties settled with payables to related parties	$28,694	$114,707	$169,906
Receivables from common stock subscription settled with loan payables to a related party	$4,240,000	$-	$-
Shares issuance in connection with acquisition of subsidiaries	$-	$1,053,020	$-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$5,114,175	$893,020	$2,346,109
Restricted cash, current	$1,390,403	$1,807,485	$797,668
Restricted cash, non-current	$-	$-	$500,000
Total cash, cash equivalents, and restricted cash	$6,504,578	$2,700,505	$3,643,777

The accompanying footnotes are an integral part of these financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

TDH Holdings, Inc. (“TDH Holdings”) was incorporated on September 30, 2015 under the laws of the British Virgin Islands. On November 4, 2015, TDH Holdings incorporated a wholly owned subsidiary, TDH HK Limited (“TDH HK”) in Hong Kong for the purpose of being a holding company for the equity interest in Qingdao Tiandihui Foodstuffs Co., Ltd. (“Tiandihui”). On September 9, 2016, TDH Holdings incorporated TDH Petfood LLC, a Nevada limited liability company, in which TDH Holdings holds 99% equity interest. TDH Petfood LLC does not own any material assets or liabilities. Other than cash and equity interest in TDH HK and TDH Petfood LLC, TDH Holdings does not conduct any operations or own any material assets or liabilities. TDH HK does not conduct any operations or own any material assets or liabilities except for cash and the 100% of the equity interest of Tiandihui which it acquired on February 21, 2016.

Tiandihui was founded in Qingdao City, Shandong Province, People’s Republic of China (“PRC”) on April 22, 2002 as a limited liability company. As of December 31, 2019, Tiandihui had one wholly owned subsidiary: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (“Chongai Jiujiu”), which was incorporated on March 3, 2011, in Beijing City, PRC. Tiandihui and its wholly owned subsidiary are engaged in the business of development, manufacturing and sales of high quality pet food products under our own formula patents. Our products are produced at Tiandihui facility and sold to the pet owners in PRC and to the retailers and wholesalers throughout worldwide.

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

Immediately before and after the reorganization, the same shareholders of Tiandihui controlled Tiandihui and TDH Holdings. Therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

On August 9, 2016, a wholly owned subsidiary of the Company, Qingdao Kangkang Development Co., Ltd. (“Kangkang Development”) was incorporated in Qingdao City, PRC. Kangkang Development had no active operation since its incorporation and was dissolved in 2019.

On November 14, 2017, a 55% owned subsidiary of the Company, Yichong (Qingdao) Technology Co., Ltd. (“Yichong”) was incorporated in Qingdao City, PRC. Yichong had no active operation since its incorporation. The Company disposed of its entire equity interests in Yichong in September 2019.

On November 29, 2017, a 55% owned subsidiary of the Company, Qingdao Lingchong Information Technology Co., Ltd. (“Lingchong”) was incorporated in Qingdao City, PRC. Lingchong had no active operation since its incorporation. The Company disposed of its entire equity interests in Lingchong in July 2019.

On January 3, 2018, a wholly owned subsidiary, Qingdao Lile Pet Foodstuffs Co., Ltd. (“Lile”) was incorporated in Qingdao City, PRC. Lile had no active operation since its incorporation and was dissolved in 2019.

In November 2018, the Company completed business acquisitions of TDH Group BVBA, a Belgium entity and TDH JAPAN, a Japanese entity. TDH Group BVBA and TDH JAPAN had limited operation activities for the year ended December 31, 2019.

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

All significant intercompany accounts and transactions have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of during the respective periods are included in the consolidated statements of operations and comprehensive income (loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate. The portion of the income or loss applicable to noncontrolling interest in subsidiaries is reflected in the consolidated statements of operations and comprehensive income (loss).

Going Concern

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, for the year ended December 31, 2019, the Company has incurred a net loss of approximately $8.6 million and working capital deficit of approximately $7.3 million and its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Company’s obligations as they become due for the next twelve months after the date that our financial statements are issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

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

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates

Year ended December 31, 2019	6.9680	6.9088
Year ended December 31, 2018	6.8764	6.6146

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate

Year ended December 31, 2019	0.8916	0.8934
Period from acquisition completion date to December 31, 2018	0.8737	0.8789

The exchange rates used to translate amounts in Yen into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=¥):

Period Covered	Balance Sheet Date Rate	Average Rate

Year ended December 31, 2019	108.6384	109.0086
Period from acquisition completion date to December 31, 2018	110.0039	112.1693

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, including but not limited to the potential impacts arising from the recent novel coronavirus (COVID-19). Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, allowance for doubtful accounts, useful lives and impairment of long-lived assets and goodwill, write-down in value of inventories, income taxes including the valuation allowance for deferred tax assets, estimate of contingent liabilities and allowance for sales return. As the extent and duration of the impacts from COVID-19 remain unclear, the Company’s estimates and assumptions may evolve as conditions change. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in time deposits and highly liquid investments purchased with original maturities of three months or less.

Restricted Cash

Restricted cash mainly represents bank deposits used to pledge the bank acceptance notes and bank letters of credit, bank deposits judicially frozen by the court and cash deposit in an escrow account.

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

Inventories

Inventories, consisting of raw materials, low-valued consumables, work in progress, good sold in transit and finished goods, are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis. The valuation of inventory requires us to estimate excess and slow-moving inventory. We evaluate the recoverability of our inventory based on assumption about expected demand, market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

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

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company performed an impairment test on December 31, 2019 considering the fact of decreased revenue and recurring losses, and recorded impairment loss on long-lived assets other than goodwill of $813,344 and $0 for the years ended December 31, 2019 and 2018, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. The Company recorded impairment loss on goodwill of $0 and $1,599,591 for the years ended December 31, 2019 and 2018, respectively.

Long-term Investments

The Company’s long-term investments consist of equity investments without readily determinable fair value and equity method investment.

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

For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Company makes assessment of whether an investment is impaired at each reporting date, and recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income (loss) if there is any. The Company makes a qualitative assessment of whether the investments are impaired at each reporting date.

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

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, advances to suppliers, inventories, prepayments and other current assets, accounts payable, notes payables, advances from customers, taxes payable, bank overdrafts, short term loans and other current liabilities, the carrying amounts approximate their fair values due to the short maturities.

Lease Commitments

Recent adoption of accounting pronouncement ASU 2016-02

On January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases (together with all amendments subsequently issued thereto, “ASC Topic 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among others, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes option renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

The primary impact of applying ASC Topic 842 is the initial recognition of approximately $0.4 million of operating lease liabilities, and approximately $0.4 million of corresponding right-of-use assets, on the Company’s consolidated balance sheet as of January 1, 2019, for leases classified as operating leases under ASC Topic 840, as well as enhanced disclosure of the Company’s leasing arrangements. There is no cumulative effect to retained earnings or other components of equity recognized as of January 1, 2019. The Company does not have finance lease arrangements as of December 31, 2019. See Note 14 for further discussion.

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease period.

Earnings (loss) per Share

Basic earnings (loss) per common share is computed by dividing net earnings (loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the sum of the weighted average number of common shares outstanding and dilutive potential common shares during the period. Potentially dilutive common shares consist of common shares warrants using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

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

The allowance for sales returns recorded by the Company was $0.06 million, $0.89 million and $0 for the years ended December 31, 2019, 2018 and 2017, respectively. The Company does not provide rebate, pricing protection or any other concessions to its customers.

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free onboard shipping point arrangements, as a fulfilment cost and accrues for such costs.

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 13 for information regarding revenue disaggregation by product lines, marketing channels and countries.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2019 and 2018, the Company recorded contract liabilities of $116,155 and $160,828, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2019 and 2018, the Company recognized $158,274 and $238,750 of contract liabilities as revenue, respectively.

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

Shipping and handling expenses amounted to $287,385, $741,816 and $1,162,827 for the years ended December 31, 2019, 2018 and 2017, respectively.

Advertising costs amounted to $22,221, $150,154 and $215,399 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Comprehensive Income/Loss

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustment. As of December 31, 2019, 2018 and 2017, the only component of accumulated other comprehensive income/loss was foreign currency translation adjustment.

Loss Contingencies

The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of possible loss, if material, in the notes to the consolidated financial statements.

The Company reviews the developments in contingencies that could affect the amount of the provisions that has been previously recorded, and the matters and related possible losses disclosed. The Company makes adjustments to provisions and changes to its disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, restricted cash, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company establishes an allowance for doubtful accounts primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

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

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which eliminates the probable recognition threshold for credit impairments. The new guidance broadens the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually to include forecasted information, as well as past events and current conditions. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. ASU 2016-13 is effective for the Company beginning on January 1, 2020. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income (loss) as a result of adopting the new standard.

On December 18, 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”) as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards. ASU 2019-12 removes certain exceptions from Topic 740, Income Taxes, including (i) the exception to the incremental approach for intra period tax allocation; (ii) the exception to accounting for basis differences when there are ownership changes in foreign investments; and (iii) the exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses. ASU 2019-12 also simplifies GAAP in several other areas of Topic 740 such as (i) franchise taxes and other taxes partially based on income; (ii) transactions with a government that result in a step up in the tax basis of goodwill; (iii) separate financial statements of entities not subject to tax; and (iv) enacted changes in tax laws in interim periods. ASU 2019-12 is effective for public entities for annual reporting periods and interim periods within those years beginning after December 15, 2020, and early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2019-12 on its consolidated financial statements and related disclosures.

Note 3 – RESTRICTED CASH

Restricted cash consisted of the followings:

	December 31, 2019	December 31, 2018
Bank deposits used to pledge the bank acceptance notes and letters of credit issued by the Company (A)	$695,548	$1,307,485
Bank deposits judicially frozen by the court as a result of legal proceedings (including $695,548 of bank deposits used to pledge the bank acceptance notes)	$890,403	$-
Deposit in an escrow account (B)	$500,000	$500,000

(A)	The cash is restricted for use over the terms of the bank acceptance notes and letters of credit and was used directly to settle the liabilities when the bank acceptance notes or letters of credit became due. As of December 31, 2019 and 2018, the Company had notes payable of $908,008 and $2,462,044, and non-cancellable letters of credit of $0 and $63,000, respectively.

The notes payable issued during the years ended December 31, 2019 and 2018 were secured by the land use right and real property of Qingdao Saike Environmental Technology Co., Ltd., a related party, real property of Rongfeng Cui, Chairman of the Board and former Chief Executive Officer (“CEO”) of the Company, and Yanjuan Wang, Rongfeng Cui’s wife, restricted cash of RMB300,000 (approximately $43,000) from Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), a third party guarantee company, and guaranteed by Rongfeng Cui and Gaochuang. Effective August 2, 2019, Rongfeng Cui ceased to be Company’s CEO and Dandan Liu was appointed as the CEO in his stead.

(B)	In connection with its initial public offering, the Company agreed to deposit $500,000 in a non-interest bearing escrow account to satisfy the potential indemnification obligation for two years following September 25, 2017. At the request of the Company, the deposit remained in the escrow account as of December 31, 2019. The Company received the deposit in full during the subsequent period.

Note 4 – ACCOUNTS RECEIVABLE, NET AND ACCOUNTS RECEIVABLE-RELATED PARTIES, NET

Accounts receivable, net and accounts receivable - related parties, net, consisted of the following:

	December 31, 2019	December 31, 2018
Accounts receivable	$507,817	$845,800
Less: Allowance for doubtful accounts	(486,160)	-
Accounts receivable, net	$21,657	$845,800

Accounts receivable - related parties	$126,089	$435,513
Less: Allowance for doubtful accounts	(126,089)	-
Accounts receivable - related parties, net	$-	$435,513

The changes in allowance for doubtful accounts consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
Balance, beginning of the year	$-	$-	$-
Provision for doubtful accounts	617,496	-	-
Translation adjustment	(5,247)	-	-
Balance, end of the year	$612,249	$-	$-

Note 5 - INVENTORIES

As of December 31, 2019 and 2018, inventories consisted of the following:

	December 31, 2019	December 31, 2018
Raw materials	$645,002	$857,462
Work in process	146,345	2,313,763
Finished goods	195,586	1,448,854
Total	986,933	4,620,079
Inventory write-down	(518,119)	(1,668,508)
Translation adjustments	4,402	68,233
Inventories, net	$473,216	$3,019,804

The work in process and finished goods held by third parties were $919,390 and $0, respectively, as of December 31, 2018. There was no inventory held by third party as of December 31, 2019.

The Company recorded write-down of potentially obsolete or slow-moving inventories of $518,119 and $1,501,510, and lower of cost or market adjustment of $0 and $166,998 for the years ended December 31, 2019 and 2018, respectively.

Note 6 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2019 and 2018, property, plant and equipment consisted of the following:

	December 31,	December 31,
	2019	2018
Machinery equipment	$2,689,763	$3,257,452
Electronic equipment	29,132	66,632
Office equipment	236,008	237,264
Vehicles	40,947	75,114
Buildings	5,917,815	6,234,238
Leasehold Improvement	307,786	289,186
Total property, plant and equipment	9,221,451	10,159,886
Less: accumulated depreciation	(1,852,348)	(1,749,361)
Less: impairment loss	(813,344)	-
Translation adjustments	6,910	-
Property, plant and equipment, net	$6,562,669	$8,410,525

Depreciation expense for the years ended December 31, 2019, 2018 and 2017 was $543,311, $388,256 and $349,887, respectively.

As of December 31, 2019 and 2018, certain property, plant and equipment with net book value of $5,758,784 and $6,652,037 was pledged as collateral under certain loan arrangements, respectively (also see Note 8).

As of December 31, 2019, certain buildings with net book value of $5,446,348 was judicially seized by the court.

Note 7 – LAND USE RIGHTS

	December 31, 2019	December 31, 2018
Land use rights	$1,028,041	$1,041,736
Accumulated amortization	(54,817)	(27,198)
Land use rights, net	$973,224	$1,014,538

During the years ended December 31, 2019, 2018 and 2017, amortization expense amounted to $28,217, $7,099 and $14,283, respectively.

As of December 31, 2019 and 2018, land use right with net book value of $793,503 and $820,343, respectively, was pledged as collateral under certain loan arrangements (also see Note 8).

Estimated future amortization expense for land use rights is as follows:

Years ended December 31,	Amortization expense

2020	$21,043
2021	21,043
2022	21,043
2023	21,043
2024	21,043
Thereafter	868,009
$973,224

Note 8 – SHORT TERM LOANS

The Company’s loans consist of the following:

	December 31,	December 31,
	2019	2018
Short term loans	$7,624,061	$8,263,038
Total	$7,624,061	$8,263,038

	December 31,	December 31,
	2019	2018
Secured	$7,624,061	$8,021,447
Unsecured	-	241,591
Total	$7,624,061	$8,263,038

For the years ended December 31, 2019 and 2018, the Company entered into various loans agreements with various Chinese banks, other entities and individuals for an aggregated amount of $1,046,275 and $8,400,090, respectively, to facilitate its business operations. Interest rate for the loans outstanding during the years ended December 31, 2019 and 2018 ranged from 2.46% to 25% and from 2.46% to 25% per annum, respectively.

During the year ended December 31, 2019, the Company did not make repayment on certain notes payables as scheduled, and the bank who issued such notes payables repaid on behalf of the Company to the holders according to the terms of the agreement. As a result, the unpaid notes payables were reclassified to loan payable to the bank and the amount was included in short term loans on the consolidated balance sheet as of December 31, 2019. The bank has commenced legal proceedings against the Company. See further discussions in Note 15.

As of December 31, 2019, corporate or personal guarantees provided for those loans were as follows:

$311,728	Pledged by real property and land use right of Rongfeng Cui; Guaranteed by Rongfeng Cui, Yanjuan Wang and Gaochuang

$1,420,757	Pledged by real property of the Company and real property of Rongfeng Cui; Guaranteed by Rongfeng Cui and Yanjuan Wang

$2,848,737	Pledged by real property and land use right of the Company; Guaranteed by Rongfeng Cui and Yanjuan Wang

$2,870,264	Guaranteed by Rongfeng Cui and Yanjuan Wang

$172,575	Pledged by restricted cash of RMB300,000 (approximately $43,000), four patents and certain equipment of the Company; Guaranteed by Rongfeng Cui, Yanjuan Wang and Qingdao Saike Environmental Technology Co., Ltd.

On December 20, 2018, the Company entered into a loan agreement with China Construction Bank (“CCB”) to borrow RMB21,450,000 (approximately $3,119,000). The loan bears an annual interest rate of 5.39% and is due in 84 months. Pursuant to the loan agreement, the proceeds of the loan can only be used in the purchase of manufacturing facility and the associated land use right located at Lingang Economic Development Zone, Huangdao District, Qingdao, Shandong Province, PRC.

The loan agreement between the Company and CCB contains a number of covenants and restrictions. Such covenants and restrictions include, but are not limited to, financial ratios. Unless a breach is remediated or a waiver is obtained, a breach of such covenants and restrictions generally permits lender to demand accelerated repayment of principal and interest.

As of December 31, 2018, the Company did not meet the financial ratios set forth in the debt covenants. Starting December 2019, the Company did not make repayment as scheduled, and was in default on the loan as of December 31, 2019. In January 2020, CCB filed litigation against the Company. In April 2020, the court has ruled that, among others, the Company repay CCB the principal and interests in full within 10 days from the date of ruling. As a result, the corresponding loan was reclassified as current liability and included in short term loans on the consolidated balance sheets as of December 31, 2019 and 2018. As of the date of this filing, the Company has not fulfilled the court order.

The interest expenses for the above loans were $746,504, $138,010 and $82,234 for the years ended December 31, 2019, 2018 and 2017, respectively.

The Company’s repayments of substantially all its outstanding short term loans were delinquent on or around November 2019, and the Company is involved in a number of lawsuits filed by various lenders. See further discussions in Note 15.

Note 9 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2019, 2018 and 2017 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2019
Dandan Liu	Principal shareholder, Chief Executive Officer (“CEO”)

Rongfeng Cui	Chairman of the Board and Former CEO. Rongfeng Cui ceased to be the CEO of the Company effective August 2, 2019.

Rongbing Cui	Former Chief Financial Officer (“CFO”), Rongfeng Cui’s brother

Rongjie Cui	Rongfeng Cui’s brother

Yanjuan Wang	Rongfeng Cui’s wife

Runrang Cui	Father of Rongfeng Cui, and owner of Huangdao Dinggezhuang Kangkang Family Farm

Xiaomei Wang	Rongbing Cui’s wife

Wenbin Pang	Former Financial Director of the Company

Yan Fu	Former Sales Vice President

Jichang Zhang	Vice President of Public Affairs

Fucheng Sun	Former Chief R&D Officer

Yuxiang Qi	Dandan Liu’s mother

Tide (Shanghai) Industrial Co. Ltd. (“Tide”)	Owned by Rongfeng Cui and Yanjuan Wang

Qingdao Like Pet Supplies Co., Ltd. (“Like”)	Rongfeng Cui served as CEO, and Shuhua Cui, sister of Rongfeng Cui, served as the legal person. On May 26, 2016, both Rongfeng Cui and Shuhua Cui resigned from their positions, but still have significant influence on Like.

Qingdao Saike Environmental Technology Co., Ltd. (“Saike”)	Owned by Rongfeng Cui and Yanjuan Wang

Huangdao Ding Ge Zhuang Kangkang Family Farm (“Kangkang Family Farm”)	Controlled by Rongfeng Cui’s father

TDH Group BVBA	A Belgium company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018

TDH JAPAN	A Japanese company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018

Qingdao Yinhe Jiutian Information Technology Co., Ltd. (“Yinhe Jiutian”)	Solely owned by Rongbing Cui

Huangdao Hanyinhe Software Development Center Co., Ltd. (“Hanyinhe”)	Solely owned by Xiaomei Wang

Zhenyu Trading (Qingdao) Co., Ltd. (“Zhenyu”)	Noncontrolling shareholder of Yichong prior to September 27, 2019; Sole shareholder of Yichong after September 27, 2019

Beijing Quanmin Chongai Information Technology Co., Ltd. (“Quanmin Chongai”)	Rongbing Cui serves as supervisor of Quanmin Chongai

Due from related parties, net

Due from related parties, net consisted of the following:

	December 31,	December 31,
	2019	2018
Tide	$43	$44
Rongfeng Cui	41,673	43,510
Less: Allowance for doubtful accounts	(41,716)	-
Due from related parties, net	$-	$43,554

The balance of due from Tide represents operating expenses paid by the Company on behalf of Tide. The balances of due from Rongfeng Cui represent overseas trade receivables collected by him on behalf of the Company.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2019	2018
Saike	$-	$16,470
Phillip Zou	-	1,000
Rongbing Cui	10,046	-
Rongfeng Cui	29,341	27,676
Total	$39,387	$45,146

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short term loans from related parties

	December 31,	December 31,
	2019	2018
Rongfeng Cui	$751,029	$84,831
Dandan Liu	-	440,638
Yuxiang Qi	112,778	436,275
Rongbing Cui	-	31,993
Wenbin Pang	-	29,085
Yan Fu	28,703	29,085
Rongjie Cui	-	4,363
Jichang Zhang	-	2,909
Fucheng Sun	-	2,181
Total	$892,510	$1,061,360

The Company borrowed unsecured short term loans from related parties in the amount of $4,791,403 and $1,176,690, during the years ended December 31, 2019 and 2018, respectively. Interest rate for the loans outstanding during the year ended December 31, 2019 ranged from 0% to 25% per annum. The Company made repayment in the amount of $1,080,947 and $60,490, during the years ended December 31, 2019 and 2018, respectively.

Modification of Loans from related party

In January 2018, the Company entered into a loan agreement with Dandan Liu. In May 2018, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019. The loan has been repaid in full during the year ended December 31, 2019.

In June 2018, the Company entered into a loan agreement with Yuxiang Qi. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019. As of December 31, 2019, the Company was in default of this loan, and was subject to 24% annual interest rate.

The Company analyzed the amendments under ASC 470-50 and concluded that these amendments did not qualify for debt modification.

Long term loans from related party

	December 31,	December 31,
	2019	2018
Rongfeng Cui	$-	$286,139
Less: Rongfeng Cui - current portion	-	68,673
Non-current portion	$-	$217,466

Long term loans from related party represent loans assumed by the Company in connection with acquisition of TDH Group BVBA during the year ended December 31, 2018. In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 is due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the year ended December 31, 2019 nor subsequently, such default may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short term loans – related parties as of December 31, 2019. The Company is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time.

The interest expenses for loans from related parties amounted to $632,251, $95,091 and $0 for the years ended December 31, 2019,2018 and 2017, respectively.

Sales to related parties, purchases from related parties and services provided by related parties

	For the Years Ended December 31,
	2019	2018	2017
SALES TO:
Like	$-	$1,167,933	$506,495
Zhenyu	5,778	-	-
Quanmin Chongai	187,063	-	-
Liujiayi	-	25,832	-
TDH Group BVBA	-	325,766	-
Total Sales	$192,841	$1,519,531	$506,495
PURCHASES FROM:
Yinhe Jiutian	$-	$-	$5,059
Kangkang Family Farm	-	-	30,191
Zhenyu	-	28,872	163,127
TDH Group BVBA	-	2,689	-
Total Purchases	$-	$31,561	$198,377
SERVICE PROVIDED BY:
Hanyinhe	$-	$9,373	$-
TDH Group BVBA	-	278,396	-
TDH JAPAN	-	134,181	-
Total Services Consumed	$-	$421,950	$-

For the years ended December 31, 2019, 2018 and 2017, the cost of revenue in connection with sales to related parties were $178,636, $1,448,533 and $399,177, respectively, which were included in cost of revenue-related parties in the accompanying consolidated statements of operations and comprehensive income (loss).

During the years ended December 31, 2019, 2018 and 2017, inventories purchased from related parties in the amount of $0, $26,698 and $44,502, respectively, were used and sold and included in cost of revenue in the accompanying consolidated statements of operations and comprehensive income (loss).

The Company purchased financial application software from Yinhe Jiutian in the amount of $0, $0 and $5,059 during the years ended December 31, 2019, 2018 and 2017, respectively.

Accounts receivables from related parties, net

	December 31,	December 31,
	2019	2018
Like	$96,580	$435,513
Quanmin Chongai	29,509	-
Less: Allowance for doubtful accounts	(126,089)	-
Accounts receivables – related parties, net	$-	$435,513

Accounts payable to related parties

	December 31,	December 31,
	2019	2018
Yinhe Jiutian	$112,069	$113,562
Kangkang Family Farm	4,705	4,768
Zhenyu Trading	60	6,796
Total	$116,834	$125,126

Leases from related parties

The Company entered into various operating lease agreements for certain premises with its related parties. See Note 14.

Note 10 – INCOME TAXES

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

United State

The Company’s subsidiary, TDH Petfood LLC, is incorporated in the State of Nevada and is subject to the United States Federal income tax at a statutory rate of 21%. No provision for the U.S. Federal income tax has been made as TDH Petfood LLC had no taxable income in this jurisdiction for the reporting periods.

Japan

The Company’s subsidiary, TDH JAPAN, is incorporated in Japan and has no operating profit or tax liabilities during the reporting period. TDH JAPAN is subject to tax at 21.421% on the assessable profits arising in or derived from Japan.

Belgium

The Company’s subsidiary, TDH Group BVBA, is incorporated in Belgium and has no operating profit or tax liabilities during the reporting period. TDH Group BVBA is subject to tax at 29.58% on the assessable profits arising in or derived from Belgium.

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

On December 2, 2016, Tiandihui was granted the HNTE designation jointly by Qingdao science and Technology Bureau, Qingdao Municipal Finance Bureau, Qingdao Municipal State Taxation Bureau, Qingdao Local Taxation Bureau, and is qualified for a preferential tax rate of 15% for the years ended December 31, 2017 and 2018. Tiandihui is subject to the 25% EIT rate for the year ended December 31, 2019.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2019	2018	2017
Current	$-	$-	$(46,521)
Deferred	-	-	(8,581)
Total	$-	$-	$(55,102)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2019	2018	2017
HK statutory income tax rate	16.5%	16.50%	16.50%
PRC statutory income tax rate difference	8.50%	-1.50%	-1.50%
Effect of additional deduction on R&D expense and salary for disabled workers	0.08%	0.87%	-127.75%
Effect of expenses not deductible for tax purposes	-0.48%	-0.05%	1.10%
Valuation allowance recognized with respect to the loss in subsidiaries	-24.60%	-15.82%	19.83%
Total	-%	-%	-91.82%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2019 and 2018.

Deferred tax assets and liabilities as of December 31, 2019 and 2018 are composed of the following:

	As of December 31,
	2019	2018
Deferred tax assets, non-current
Net operating loss carrying forward	$5,269,546	$2,115,514
Total deferred tax assets
Valuation allowance	(5,269,546)	(2,115,514)
Total	$-	$-

	As of December 31,
	2019	2018
Deferred tax liabilities, non-current
Property, plant and equipment	$1,036	$4,929
Total	$1,036	$4,929

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or are utilized.

Note 11 – STOCKHOLDERS’ EQUITY

Common shares

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

On January 31, 2019, a total of 2,000,000 common shares were issued at $0.5 per share to Zuhua Zou with cash proceeds of $1,000,000 received during the year ended December 31, 2019.

The Company entered into stock subscription agreements in August 2019, pursuant to which the Company agreed to sell 33,333,333 shares to a group of investors for an aggregate purchase price of $10,000,000, or $0.3 per share. A total of 8,300,000 common shares were issued to three investors with cash proceeds of $2,490,000 received during the year ended December 31, 2019, and 25,033,333 common shares were issued to Dandan Liu, CEO with $3,270,000 collected in cash and the remaining subscription receivable of $4,240,000 settled with the outstanding loan payable to the CEO.

Statutory reserve

As of December 31, 2019 and 2018, the Company had statutory reserve in the amount of $160,014. In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to set aside at least 10% of their respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses.

Restricted net assets

As a result of the PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted included additional paid-in capital and statutory reserves of the Company’s PRC subsidiaries.

As of December 31, 2019 and 2018, total restricted net assets were $10,628,933 and $6,575,128, respectively.

Note 12 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Customers

For the years ended December 31, 2019, 2018 and 2017, customers accounting for 10% or more of the Company’s net revenue were as follows:

	For the Years Ended December 31,
Customer	2019	2018		2017

Customer A	12.35%	*	%	*	%
Customer B	* %	*	%	10.89%
Customer G	12.02%	*	%	*	%

* Less than 10%

As of December 31, 2019, Customer H, Customer I, Customer J and Customer K accounted for 36.88%, 26.51%, 25.61% and 11.00% of the Company’s total current outstanding accounts receivable, respectively.

As of December 31, 2018, Customer E, and Customer F accounted for 21.69% and 33.92% of the Company’s total current outstanding accounts receivable, respectively.

Suppliers

For the years ended December 31, 2019, 2018 and 2017, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2019	2018		2017

Supplier A	14.16%	*	%	10.65%
Supplier B	11.99%	*	%	13.23%
Supplier C	12.76%	*	%	* %

* Less than 10%

As of December 31, 2019, Supplier B’s balance accounted for 30.30% of the Company’s total accounts payable and notes payable.

As of December 31, 2018, no supplier’s balance accounted for over 10% of the Company’s total accounts payable and notes payable.

Note 13 – SEGMENTAL AND REVENUE ANALYSIS

The Company is solely engaged in the business of manufacturing and selling of pet food. Since the nature, the production processes and the marketing channel of the products are substantially similar, the Company is considered as operating in a single reportable segment with revenues derived from multiple product lines, marketing channels and countries. Certain entity-wide disclosures relating to revenues for the years ended December 31, 2019, 2018 and 2017 are as follows:

The net revenue generated from different marketing channels consists of the following:

	For the Years Ended December 31,
	2019	2018	2017
Overseas sales	$9,995,136	$15,832,362	$21,190,063
Domestic sales	2,711,445	4,102,457	2,086,462
Electronic commerce	83,779	3,800,668	5,734,121
Less: Sale tax and addition	(142,105)	(61,450)	(31,135)
Total net revenue	$12,648,255	$23,674,037	$28,979,511

The net revenue generated from different product lines is set forth as following:

	For the Years Ended December 31,
	2019	2018	2017
Pet chews	$6,469,755	$6,271,777	$9,614,426
Dried pet snacks	4,617,742	13,611,010	14,851,868
Wet canned pet food	1,310,001	2,782,382	3,035,196
Dental health snacks	305,452	495,581	856,875
Baked pet biscuits	87,410	95,169	8,226
Others	-	479,568	644,055
Less: Sales tax and addition	(142,105)	(61,450)	(31,135)
Total net revenue	$12,648,255	$23,674,037	$28,979,511

The net revenue generated from different countries is set forth as following:

	For the Years Ended December 31,
	2019	2018	2017
South Korea	$1,335,791	$2,870,998	$5,397,982
China	2,662,247	6,569,382	6,553,715
United Kingdom	1,573,546	2,415,043	3,213,303
Germany	2,062,110	2,522,149	3,585,535
Other countries	5,156,666	9,357,915	10,260,111
Less: Sales tax and addition	(142,105)	(61,450)	(31,135)
Total net revenue	$12,648,255	$23,674,037	$28,979,511

“Other countries” are comprised of all countries whose revenue, individually, was less than 10% of the Company’s total revenue.

Substantially all of the Company’s long-lived assets are located in the PRC.

Note 14 – OPERATING LEASES

The Company has entered into multiple lease agreements for the lease of premises for factory buildings, office spaces and warehouses including several lease agreements with related parties. The remaining lease term of the Company’s leases ranges from approximately 0.5 to 8 years. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

The components of lease expense were as follows:

For the year ended December 31,
2019

Operating lease cost	$107,316
Short-term lease cost	22,001
Total lease cost	$129,317

Rental expense, including expenses incurred from operating leases with related parties, for the years ended December 2018 and 2017 was $218,414 and $163,497, respectively.

Supplemental cash flow information related to leases was as follows:

For the year ended December 31,
2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases	$1,737

Weighted-average remaining lease term	7.60 years
Weighted-average discount rate	5.39%

Supplemental balance sheet information related to leases was as follows:

December 31, 2019
Operating lease right-of-use assets, related parties	$286,670
Operating lease liability-related parties, current	137,347
Operating lease liabilities-related party, non-current	286,875
Total operating lease liabilities	$424,222

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2019:

2020	$137,347
2021	44,844
2022	47,535
2023	50,387
2024	53,410
Thereafter	147,505
Total	481,028
Less imputed interest	(56,806)
Total operating lease liabilities	$424,222

NOTE 15 – COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company provides counter guarantee to Gaochuang including a cash deposit of RMB300,000 (approximately $43,000) and asset pledge of four invention patents and certain property, plant and equipment with net book value of $312,436 and $850,541 as of December 31, 2019 and 2018, respectively, in consideration of the guarantees provided by Gaochuang for certain notes payables financed by the Company during the years ended December 31, 2019 and 2018 (the “Counter Guarantee”). The Counter Guarantee arrangement further includes an unlimited joint liability guarantee provided by Rongfeng Cui and Yanjuan Wang, and a third party guarantee provided by Saike.

During the year ended December 31, 2019, the Company did not make repayment on certain notes payables as scheduled, and Gaochuang, as one of the guarantors, repaid on behalf of the Company to the holders of such notes payables. As a result, the unpaid notes payables were reclassified to loan payable to Gaochuang and the amount was included in short term loans on the consolidated balance sheet as of December 31, 2019. The loan payable to Gaochuang was pledged and guaranteed by the aforementioned assets and guarantors, respectively, under the counter guarantee.

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease commitments as of December 31, 2019 are disclosed in Note 14.

CONTINGENCIES

The Company is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2019 or at the date of this filing. These claims are substantially related to non-payment of wage payables, non-payment of vendor payables and non-payment of loans and notes payables. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results.

I)	Labor arbitration claims by former employees

During the year ended December 31, 2019, certain former employees of the Company commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages and/or severance payments. The Company is currently litigating, mediating and/or settling the claims. The Company has accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019 upon the estimate of the management of the Company together with the trail counsel of these cases.

II)	Legal claims by vendors

During the year ended December 31, 2019, the Company has been the subject of multiple lawsuits by its raw material suppliers, printing and packaging suppliers, transportation companies and other vendors due to its non-payment of various invoices for vendor services rendered. The claims pertained to liabilities arose before December 31, 2019 and the Company has included substantially all such claims in accounts payable on the consolidated balance sheet as of December 31, 2019. The Company is currently seeking to settle the outstanding payable through mediation.

III)	Legal claims by lenders

During the year ended December 31, 2019, the Company defaulted on multiple loans and notes payable from various lenders. As a result, the Company has been subjected to multiple lawsuits by various Chinese banks and other lenders. The claims raised in these lawsuits pertain to the Company’s non-payment of principals and interests as scheduled in the loan agreements and note payable agreements. The claims pertained to liabilities arose before December 31, 2019 and the Company has included substantially all such claims in short term loans and notes payable on the consolidated balance sheet as of December 31, 2019. The court has ruled on certain litigations and among others, request the Company to repay the outstanding loans and interests to the lender within a short period, normally 10 days, from the date of the rulings and grant the lender with right to auction the pledged real estate in case of non-performance by the Company. As of the date of this filing, the Company has not repaid any principal or interest of the defaulted loans.

The above legal proceedings led to, among others, the Company’s certain bank accounts and property, plant and equipment judicially frozen by the court as of December 31, 2019.

Note 16 – BUSINESS COMBINATION

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

Note 17 – LONG-TERM INVESTMENTS

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

In March 2018, the Company invested RMB1,000,000 (approximately $156,200) in Shandong Tide Food Co., Ltd. (“Shandong Tide”), a pet food production company that was newly established in 2018, representing 37% equity interest in Shandong Tide. The investment was accounted for as equity method in accordance with ASC 323. The Company recognized its proportionate share of Shandong Tide’s net loss in the amount of $4,903 and $17,524, respectively, into the consolidation statements of operations and comprehensive income (loss) for the years ended December 31, 2019 and 2018, respectively.

For the year ended December 31, 2019, the Company identified and recognized impairment loss of $123,062 on its equity method investment.

Note 18 – DISPOSAL OF SUBSIDIARIES

During the year ended December 31, 2019, Kangkang Development, Yichong, Lingchong and Lile were deconsolidated from the Company’s consolidated financial statements (also see Note 1). The Company recognized losses of $5,018 in connection with the disposals on the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2019.

The disposals mentioned above did not constitute a strategic shift that would have a major effect on the Company’s operations or financial results and as such, the disposals were not classified as discontinued operations in the accompanying consolidated financial statements.

Note 19 – SUBSEQUENT EVENTS

During the subsequent period, the Company borrowed approximately $0.05 million and $0.1 million from Yuxiang Qi and an individual, respectively. As of the date of this filing, the Company was in default on the loan from the individual.

In May 2020, the Company prepaid $0.6 million to a related party for service. As of the date of this filing, the Company had balance of prepaid expense to this related party in the amount of $0.37 million.

In March 2020, in relation to a legal proceeding with a vendor, the Company received a notice from the court, pursuant to which certain premises including factory buildings and warehouses would be judicially frozen for a period of three years starting April 2020.

As a result of the COVID-19 outbreak in the first quarter of 2020, the Company has experienced suspension of operations, interruption of supply chain and decline in demand by the Company’s customers. The Company’s businesses, results of operations, financial position and cash flows were adversely affected in the first quarter of 2020 with continuing impacts on subsequent periods, including but not limited to material negative impact to the Company’s total revenues, slower collection of account receivables and significant impairment to the Company’s long-lived assets. Because of the risks and uncertainties posed by COVID-19, which are still evolving, the extent of the business disruption and the related financial impact on subsequent periods cannot be reasonably estimated at this time.