Form 20-F
period 2020-12-31
TDH Holdings, Inc.
filed 2021-04-26
CIK 1684425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHAN GE ACT OF 1934

for the transition period from ____________ to ____________

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

None.

On April 26, 2021, the issuer had 54,949,995 shares outstanding.

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
☒ Emerging growth company

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

TDH HK Limited, a Hong Kong company wholly-owned by TDH Holdings, Inc.;

TDH Foods Limited, a Hong Kong company wholly-owned by TDH Holdings, Inc.;

TDH Group BVBA, a Belgium company wholly-owned by TDH Holdings, Inc., and is currently under bankruptcy proceeding as of the date of this filing;

TDH JAPAN, a Japanese company wholly-owned by TDH Holdings, Inc. and has been deregistered and dissolved as of the date of this filing;

Qingdao Tiandihui Foodstuffs Co., Ltd., a Chinese limited liability company;

Qingdao Tiandihui Pet Foodstuffs Co., Ltd., a Chinese limited liability company;

Qingdao Tiandihui Foodstuffs Sales Co., Ltd., a Chinese limited liability company;

TDH Petfood LLC, a Nevada limited liability company, and

Beijing Chongai Jiujiu Cultural Communication Co., Ltd..

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

ii

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

In the table below, we provide you with summary financial data of our company. The selected consolidated statement of operations data for the years ended December 31, 2017, 2018,2019 and2020 and the selected consolidated balance sheet data as of December 31, 2017, 2018, 2019 and 2020 are derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes included elsewhere in this Annual Report.

Selected Consolidated Financial Data

Selected Consolidated Statement of Operations Data

	For The Years Ended December 31,
	2020	2019	2018	2017
(In U.S. dollars)
Total revenues	$815,225	$12,648,255	$23,674,037	$28,979,511
Cost of revenues	857,060	14,171,135	27,726,833	20,682,498
Gross profit (loss)	(41,835)	(1,522,880)	(4,052,796)	8,297,013
Total operating expenses	1,884,102	5,435,616	9,990,976	8,029,708
Income (loss) from operations	(1,925,937)	(6,958,496)	(14,043,772)	267,305
Other income (expenses)
Government subsidies	8,651	129,255	81,882	414
Other income	137,163	1,189	20,242	19,305
Other expenses	(35,197)	(290,655)	(26,992)	(144,069)
Interest expenses	(1,180,489)	(1,378,755)	(233,101)	(82,946)
Investment income	2,120,241	-	-	-
Loss from equity method investments	-	(127,965)	(17,524)	-
Total other income (expenses)	1,050,369	(1,666,931)	(175,493)	(207,296)
Income (loss) before income taxes provision	(875,568)	(8,625,427)	(14,219,265)	60,009
Income tax benefit	(900)	-	-	(55,102)
Net income (loss)	(874,668)	(8,625,427)	(14,219,265)	115,111
Earnings (loss) per common share attributable to TDH Holdings, Inc. – basic and diluted	$(0.02)	$(0.41)	$(1.49)	$0.01

Selected Consolidated Balance Sheet Data

	As of December 31,
	2020	2019	2018	2017
(In U.S. dollars)
Cash and cash equivalents	$6,566,549	$5,114,175	$893,020	$2,346,109
Total current assets	10,516,955	7,192,890	7,803,062	15,579,344
Total non-current assets	7,935,955	7,894,320	9,626,344	4,231,396
Total assets	18,452,910	15,087,210	17,429,406	19,810,740
Total current liabilities	19,070,896	14,461,900	19,143,578	8,656,648
Total non-current liabilities	274,794	287,911	222,395	5,810
Total liabilities	19,345,690	14,749,811	19,365,973	8,662,458
Total equity (deficit)	(892,780)	337,399	(1,936,567)	11,148,282
Total liabilities and shareholders’ equity (deficit)	$18,452,910	$15,087,210	$17,429,406	$19,810,740

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On April 26, 2021, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.4966 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April	6.2945	6.2859	6.2722	6.3045
May	6.4070	6.3694	6.3610	6.4193
June	6.6191	6.4625	6.3889	6.6191
July	6.8174	6.7137	6.6171	6.8174
August	6.8317	6.8445	6.8110	6.9145
September	6.8666	6.8529	6.8299	6.8801
October	6.9695	6.9173	6.8679	6.9695
November	6.9470	6.9359	6.8910	6.9555
December	6.8764	6.8666	6.8407	6.9568
2019
January	6.7006	6.7894	6.7006	6.8764
February	6.6850	6.7381	6.6840	6.7765
March	6.7111	6.7109	6.6886	6.7315
April	6.7346	6.7147	6.6922	6.7370
May	6.8992	6.8139	6.7238	6.9212
June	6.8747	6.8870	6.8531	6.9210
July	6.8841	6.8779	6.7845	6.9000
August	7.0879	6.9909	6.8850	7.1748
September	7.0729	7.0804	7.0720	7.1640
October	7.0533	7.0631	7.0258	7.1668
November	7.0298	7.0368	6.9602	7.0535
December	6.9680	7.0030	6.8934	7.0470
2020
January	6.8876	6.9319	6.8870	6.9964
February	7.0066	6.9471	6.9102	7.0074
March	7.0851	7.0459	6.9211	7.1011
April	7.0571	7.0671	6.9924	7.1187
May	7.1316	7.0944	7.0270	7.1518
June	7.0795	7.0835	7.0555	7.1315
July	6.9840	7.0102	6.9718	7.0710
August	6.8605	6.9362	6.8605	6.9980
September	6.8101	6.8139	6.7591	6.8498
October	6.7232	6.7403	6.6556	6.8101
November	6.5782	6.6110	6.5484	6.7232
December	6.5249	6.5415	6.5236	6.5921
2021
January	6.4709	6.4790	6.4604	6.5408
February	6.4713	6.4567	6.4391	6.4736
March	6.5191	6.4933	6.4565	6.5338

Source: Federal Reserve Statistical Release.

(1)	Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risk Related to Our Business

Legal claims by vendors could impair our ability to continue as a going concern.

Since November 2019, the Company has been a subject of 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with related interest and costs. As of the date of this report, in 44 cases, the creditors have reached civil conciliation letters with our company, and in 9 cases, the court has issued civil judgments. With respect to the remaining 4 cases, the plaintiffs withdrew the lawsuit because of lack of evidence. The mediation and judgment involved total claims of RMB13.86 million (USD$2.12 million). Such liabilities have been accrued and reflected in the consolidated financial statements for the year ended December 31, 2020. On March 13, 2021, a land use right and a factory building on the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million). We plan to use $1.3 million in auction proceeds to partially settle the legal claims with some of the vendors and also seek other possible mediation plan to further settle the legal claims with vendors. As of the date of this filing, the settlement with vendors is still in progress and we anticipate to reach agreements with the vendors soon.

Various pending lawsuits, legal claims, proceedings and arbitrations could impair our ability to continue as a going concern.

As of December 31, 2020, we had the following pending lawsuits, legal claims, proceedings and arbitrations:

●	On December 2, 2019, Qingdao Lingang Real Estate Co., Ltd. (“QLRE”), filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The Company entered into a loan agreement with QLRE in 2018 and borrowed RMB20 million (USD3.18 million) from QLRE in connection with purchase of a factory. The loan was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The Company failed to make repayment to QLRE. On March 4, 2020, the Court ordered that: (i) the Company repay QLRE the principal amount of RMB20 million plus interest of RMB 550,000 accrued as of October 31, 2019. The court ordered that the payment be made within 10 business days after the effective date of the court ruling , and also ordered that the Company pay interest at the rate of 2% per month for the period from the date of November 1, 2019 to the date of full discharge of the debt, as well as the litigation fee of RMB77,000 (USD$11,933). If the debt is not repaid within the required timeframe, interest shall be doubled from the effective date of court order until the date of full discharge of the debt. As of December 31, 2020 and as of the date of this filing, we have not made the loan repayment to QLRE. Although we anticipate settling the liabilities with QLRE during 2021, we cannot predict when or if the settlement will occur. If we fail to settle the obligations, there is a potential risk that Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into a bankruptcy proceeding.

●	On January 15, 2020, China Construction Bank (“CCB”), initiated a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The plaintiff alleged that it executed a loan agreement with the Company in the amount of RMB19.93 million (USD3.08 million) for the purchase of manufacturing facility and the associated land use right located at Lingang Economic Development Zone, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The loan with CCB was guaranteed by Rongfeng Cui and Yanjuan Wang, and secured by a pledge by the aforementioned manufacturing facilities and associated land use right. On April 14, 2020, the Court has ordered among other things that the Company repay RMB19.93 million (USD3.25 million) of principal and accrued interest to CCB, and to sell the mortgaged property. On March 13, 2021, the land and factory buildings on the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million), of which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB. The repayment has been completed as of the date of this filing.

●	On November 11, 2019, Shanghai Pudong Development Bank Qingdao Branch(“SPDB”), filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB to borrow an aggregate of RMB4.85 million (USD0.75 million) from SPDB for working capital purpose. The Company failed to repay the debt upon maturity. The borrowing from SPDB was guaranteed by Rongfeng Cui and Yanjuan Wang, and secure by a pledge of land use right and real property of Saike and certaim real property owned by Rongfeng Cui and Yanjuan Wang. The Company failed to make repayment to SPDB on the maturity date. On October 24, 2020, the court has ordered the Company to repay SPDB the principal owed plus interest at the annual interest rate of 18.25%. The payment was required to be made within 10 business days after the effective date of the order. If the debt is not paid within the required timeframe, interest shall be doubled from the effective date of the court order until the date of full discharge of the debt. The Company is also required to pay litigation fees in the amount of RMB156,880 (USD 24,312). As of December 31, 2020 and as of the date of this filing, we have not made the repayment to SPDB. Although we anticipate settling with SPDB during 2021, we cannot predict when or if the settlement will occur. If we fail to settle the obligations, there is a potential risk that the Company and/or Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into a bankruptcy proceeding.

●	On December 10, 2019, Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), initiated a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB for bank acceptance draft and Gaochuang executed the guarantee of SPDB bank acceptance deposit on behalf of the Company in the amount of RMB1.2 million (USD0.19 million). The Company failed to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang upon the bank acceptance draft maturity date. The deposit made by Gaochuang was guaranteed by certain of the Company’s fixed assets and patents. On December 29, 2020, the court ordered the Company to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang and the interest at the annual interest rate of 4.15%. The payment was required to be made within 10 business days after the effective date of the court order. The court order also provides that if the debt is not paid within the required timeframe, interest shall be doubled from the effective date of court order until the date of full discharge of the debt. The court order also obligate the Company to bear litigation fees of RMB83,127(USD 12,882). As of December 31, 2020 and as of the date of this filing, we have not made the repayment to Gaochuang. Although we anticipate settling the liabilities with Gaochuang during 2021, at this point, we cannot when or if a settlement will occur. If we fail to settle the obligations, there is a risk that the Company and/or Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into bankruptcy proceeding.

●	On May 6, 2020, the Postal Savings Bank of China Limited Weihai Road Sub-branch of Qingdao North District (hereinafter referred to as Postal Savings) filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui and Yanjuan Wang. The Company entered into two loan agreements with Postal Savings in 2018 and 2019, respectively, and borrowed RMB9.9 million ($1.53 million) in aggregate. The loans were guaranteed by Rongfeng Cui and Yanjuan Wang, and were secured by a pledge of real property owned by the Company and real property owned by Rongfeng Cui. The Company failed to pay its debt to Postal Savings when it was due. In June 2020, the court ordered the Company to repay to Postal Savings the principal and interest under the loan, and to reimburse Postal Savings for the litigation fees incurred by Postal Savings. If the court decide to auction the pledged real properties, Postal Savings shall have the priority right of the repayment from the auction proceeds. As of December 31, 2020 and as of the date of this filing, we have not made the repayment to Postal Savings. Although we anticipate settling the liabilities with Postal Savings during 2021, we cannot predict when or if a settlementwill occur. If we fail to settle obligations, there is a substantial risk that the Company and/or Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into bankruptcy proceeding.

Labor arbitration claims by former employees could impair our ability to continue as a going concern.

The Company dismissed certain employees in 2019 and 2020 and only intends to maintain 54 full-time employees. As a result of the employee layoffs, certain of the Company’s former employees commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB3.68 million (USD0.56 million). As of the reporting date, there were 98 labor arbitrations, of which 6 cases has been settled and the trial court has issued decisions on the remaining 92 cases. The Company accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019. Following the issuance of rulings in these cases, the Company further accrued approximately $0.1 million wage and/or severance payables in other current liabilities on the consolidated balance sheet as of December 31, 2020 and recognized losses of approximately $0.1 million for the year ended December 31, 2020. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were actioned by the court for $5,098,461 (RMB 33.14 million), we plan to use $0.56 million auction proceeds to settle the labor arbitration cases with our former employees. There can be no assurance that our efforts will be successful. Failure to successfully settle the claims could impair our ability to continue as a going concern.

We are experiencing a serious working capital deficit and may not be able to continue as a going concern unless it raises a substantial amount of debt and/or equity capital.

To date, we have funded our operations primarily through the initial public offering proceeds received in 2017, proceeds from private placements, borrowings from related parties, and our lines of credit obtained from various financial institutions. We anticipate incurring additional operating losses and may not be able to regain profitability in the foreseeable near future. We are experiencing a serious working capital deficit. Our working capital deficit as of December 31, 2020 was approximately $8.55 million and our cash balance and revenues generated are not currently sufficient and cannot be projected to cover our operating expenses and meet our obligations as they become due. In the absence of an infusion of substantial additional capital, our ability to continue to operate will be impaired, and we may not be able to continue as a going concern. Additionally, even if we raise sufficient capital through equity or debt financing, strategic alliances or otherwise, there can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or to generate positive cash flows.

We have incurred recurring losses and anticipate continuing to incur losses in the future.

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment to financial institutions upon maturity, we have temporarily suspended our production and normal business operations and we were involved in certain legal proceedings since November 2019. The COVID-19 outbreak and spread further disrupted our business activities during the period from the beginning of 2020 up to May 2020 when we resumed our business operations. As a result, our net losses were $8,625,427 in 2019 and $ 874,668 in 2020. As of December 31, 2020, we had an accumulated deficit of approximately $22.85 million. Although we resumed our business operations since May 2020 and we are currently trying to implement our business strategies in order to manage the future growth of our business, we cannot assure our current efforts may achieve the anticipated results and we may continue to incur operating losses in the near term. We cannot guarantee that going forward we will operate profitably. In order to achieve profitability, among other factors, management must successfully execute our growth and operations in the markets on which we are focused. If we are unable to successfully take necessary steps, we may be unable to sustain or increase our profitability in the future.

The report of our independent registered public accounting firm expresses substantial doubt about the Company’s ability to continue as a going concern.

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, for the year ended December 31, 2020, we have incurred a net loss of approximately $0.87 million and cash used in operating activities amounted to approximately $2.63 million. As of December 31, 2020, we had a working capital deficit of approximately $8.55 million and our cash balance and revenues generated are not currently sufficient and cannot be projected to cover our operating expenses and meet our obligations as they become due for the next twelve months after the date that our financial statements are issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

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

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. As of the end of the most recently completed fiscal year ended December 31, 2020, our SOX certifying officers concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective due to the presence of material weakness in internal control over financial reporting (Refer to Item 15 of this Annual Report). We intend to carry out a number of measures to address and remediate the material weakness in our internal controls. This work is ongoing and we intend to complete it on or before December 31, 2021. If we cannot provide financial reports or prevent fraud, our business reputation and operating results could be harmed. Inferior internal controls also could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

The continued uncertainties associated with the global spread of the COVID-19 (coronavirus) may further adversely impact the Company’s business operations.

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, cessation of certain travel and business closures. Following this outbreak, in February 2020, the Company temporarily shut down its main office and its remaining production facilities. Following the previously reported temporary cessation of its production capabilities and the negative impact of the COVID-19 pandemic, the Company expects to continue to incur significant delays, reductions in revenue and increases in expenses. The Company’s revenues remain negligible following the gradual resumption of its operations in mid May 2020. Moreover, the Company expects that the impact of the COVID-19 outbreak on the domestic and global economic environment will continue to have a material adverse effect on the demand for its products and its ability to generate revenue in the near terms. Nevertheless, due to the uncertainty on future developments, which cannot be predicted with confidence at this time, we are not able to assess the overall or long-term effect the COVID-19 outbreak may have on our financial results and business operations. Any and all of the foregoing could have a material adverse impact on its business, operating results and financial condition. Further, there can be no assurance that we would be able to secure commercial financing in the future in the event that we require additional capital.

The Company is party to various legal proceedings by its vendors and lenders, which proceedings distract our management, are expensive to conduct and could result in significant damage award against the Company.

During the period from November 2019 to April 2021, the Company has been named as a defendant in 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with interest and costs. As of the date of this Annual Report, the creditors of 44 cases have reached civil conciliation letters with the Company, and the court has issued civil judgments in 9 cases, another 4 claimants withdrew their cases for various reasons including lack of evidence. The mediation and judgment costs are estimated approximately RMB13.86 million (USD$2.12 million). In addition, several lending institutions have instituted legal proceedings to recover loans made to the Company. Finally, there are several labor arbitration claims against the Company brought by its former employees following the layoffs, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB3.68 million (USD$0.56 million), which has been accrued in other current liabilities on the consolidated balance sheets as of December 31, 2020. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB 33.14 million), among which, approximately $3.2 million has been used to repay the defaulted loan to China Construction Bank, and the Company plans to use $560,000 (RMB3,707,546) to settle the liabilities associated with most of these labor arbitrations. These proceedings distract our management, are expensive to conduct and could result in significant damage award against the Company.

The turnaround of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and product line extensions and improve existing products.

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment upon maturity, we have suspended our production and normal business operations and we were involved in certain legal proceedings since November 2019. The COVID-19 outbreak and spread further disrupted our business activities from the beginning of 2020 up to May 2020 when we resumed our business operations. These factors led to significant decrease in our revenue by 93.6% or $11.8 million in 2020 as compared to 2019, and we suffered recurring net loss of approximately $0.87 million in 2020. We are currently facing the challenges to recover our production and normal business operations.

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

Our future success depends, in large part, on our ability to implement our turning loss into profits strategy, including expanding distribution and improving placement of our products in the stores of our retail partners, attracting new consumers to our brands, introducing new products and product line extensions and expanding into new markets. Our ability to implement this strategy depends, among other things, on our ability to:

●	accurately anticipate customer needs, and innovate and develop new products or product enhancements that meet customer needs;

●	price our products competitively and differentiate our product offerings from those of our competitors;

●	enter into distribution and other strategic arrangements with retailers and other potential distributors of our products;

●	continue to effectively compete in our distribution channels;

●	increase our brand recognition by effectively implementing our marketing strategy and advertising initiatives;

●	expand and maintain brand loyalty;

●	maintain and, to the extent necessary, improve our high standards for product quality, safety and integrity;

●	maintain sources for the required supply of quality raw ingredients to meet our growing demand; and

●	identify and successfully enter and market our products in new geographic markets and market segments.

These initiatives require significant capital expenditures and investment of valuable management and financial resources. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. We may not be able to successfully implement our turning loss into profits strategy and may need to change our strategy. If we fail to implement our turning loss into profits strategy or if we invest resources in a turning loss into profits strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected.

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

We rely in part on price increases to offset cost increases and improve the profitability of our business. Our ability to maintain prices or effectively implement price increases may be affected by a number of factors, including raw material market price fluctuation, competition, effectiveness of our marketing programs, the continuing strength of our brands, market demand and general economic conditions, including inflationary pressures. In particular, in response to increased promotional activity by other pet food companies, we may have to increase our promotional spending, which may resulted in a lower average price per pound for our products and adversely impacted our gross margins. During challenging economic times, consumers may be less willing or able to pay a price premium for our branded products and may shift purchases to lower-priced or other value offerings, making it more difficult for us to maintain prices and/or effectively implement price increases. In addition, our retail partners and distributors may pressure us to rescind price increases that we have announced or already implemented, whether through a change in list price or increased promotional activity. If we are unable to maintain or increase prices for our products or must increase promotional activity, our margins may be adversely affected. Furthermore, price increases generally result in volume losses, as consumers purchase fewer units. If such losses are greater than expected or if we lose distribution due to a price increase, our business, financial condition and results of operations may be materially adversely affected.

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

We sell our products to retail partners and distributors in specialty channels. Our ten largest retail partners, accounted for 56% of our net sales for the year ended December 31, 2017, 54% in 2018, 44% in 2019, and 40% in 2020. Since our suspension of our production in November 2019 to deal with various vendor claims, legal proceedings and labor arbitrations as discussed above, with additional challenges brought in by the global spread of COVID-19 in 2020, our customer base has been reduced in 2020. If we were to continue to lose any of our key customers, if any of our retail partners continue to reduce the amount of their orders or if any of our key customers consolidate, reduce their store footprint and/or gain greater market power, or if we fail to attract a sufficient number of customers in a cost-effective manner, our business, financial condition and results of operations may be materially adversely affected. In addition, we may be similarly adversely impacted if any of our key customers experience any operational difficulties or generate less traffic.

We rely upon a limited number of contract manufacturers to provide a significant portion of our supply of products.

There is limited available manufacturing capacity that meets our quality standards. We have agreements with a network of contract manufacturers that require them to provide us with specific finished products. Most of our agreements with our contract manufacturers are up to three years. During the years ended December 31, 2018, and 2019, approximately 58% and 60% of our cost of sales, respectively, was derived from products purchased from contract manufacturers. In 2020, our business operations were largely disrupted by the COVID-19 outbreak and spread as well as by our struggling to deal with pending claims, lawsuits, legal proceedings and labor arbitrations, which led to our reduced business activities and limited fulfillment of customer orders. As a result of significant decrease in our revenue, 0% of our cost of sales was derived from products purchased from contract manufacturers in 2020. The manufacture of our products may not be easily transferable to other sites in the event that any of our contract manufacturers experience breakdown, failure or substandard performance of equipment, disruption of supply or shortages of raw materials and other supplies, labor problems, power outages, adverse weather conditions and natural disasters or the need to comply with environmental and other directives of governmental agencies. From time to time, a contract manufacturer may experience financial difficulties or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the contract manufacturer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new contract manufacturing arrangement with another provider. The loss of any of these contract manufacturers or the failure for any reason of any of these contract manufacturers to fulfill their obligations under their agreements with us, including a failure to meet our quality controls and standards, may result in disruptions to our supply of finished goods. We may be unable to locate an additional or alternate contract manufacturing arrangement that meets our quality controls and standards in a timely manner or on commercially reasonable terms, if at all.

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

The Company’s Canning Facility and Pude Facility are located in the old city of Huangdao District, Qingdao. The Company has learned that the local governmental authorities proposed plans to redevelop certain portions of the old city to allow for more residential dwellings in the area. In March 2018, we terminated the lease of the Canning facility in light of the implementation of this plan. The relocation of Canning facility had adverse material effect on the Company’s operations by, among other things, causing a decrease in our production capacity from 18 tons per day to 4.6 tons per day since March 2018. If and to the extent we may be required to relocate the Pude Facility in the future, our results of operations may also be adversely affected.

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

We utilize online sale and multi-brand, multi-store brand sale strategies which use Tmall.com, JD.com and 1688 as our marketing platforms. Although we suspended our overseas e-commerce business since 2019, we are still preparing to expand our domestic e-commerce business in the near future. Our PRC marketing group has established a comprehensive network of various brand shops. Our online activities are dependent on our ability to operate online in a fast, secure and reliable manner which may be adversely affected as a result of PRC governmental regulations of e-commerce and other services, electronic devices, and competition and restrictive governmental actions. In addition, we may face risks relating to the governmental laws and regulations regarding consumer and data protection, privacy, network security, payments, and restrictions on pricing or discounts, as well as lower levels of consumer access, use of and spending on the Internet. Occurrence of any of the foregoing events (or a combination thereof) could have a material adverse effect on our ability to conduct online business, our financial condition and results of operations.

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

Due to decreased business scale since late 2019 which was further affected by COVID-19, the Company dismissed certain employee and currently only maintains 54 full-time employees as of the date of this filing. However, in order to recover our business operations and achieve our turnaround goal, we may need effectively recruit, train and motivate a large number of new employees. Our continued growth and success require us to hire, retain and develop our leadership bench. If we are unable to attract and retain talented, highly qualified senior management and other key executives, as well as provide for the succession of senior management, our growth and results of operations may be adversely impacted.

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

We hold certain of our cash balances in RMB in uninsured bank accounts in China.

We maintain certain our 2020 cash and deposit balances in bank accounts at financial institutions in China which accounts which are not insured. While we have not experienced any losses in uninsured bank deposits and do not believe that we are exposed to significant risks on cash held in bank accounts, if and to the extent we do experience such losses in the future, our access to financial liquidity and working capital could be adversely affected.

We may be subject to PRC regulatory limitations on merger and acquisition (M&A) activities.

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

On October 29, 2019, the Company received Nasdaq confirmation of the Company’s regaining technical compliance with the minimum stockholders’ equity rule and with other applicable requirements as set forth in the Panel’s decision following an oral hearing in August 2019. In connection with this confirmation, the Nasdaq Panel imposes a Panel Monitor under Listing Rule 5815(d)(4)(A) until October 30, 2020 for the purposes of monitoring the Company’s continued compliance with the stockholders’ equity requirement. The decision provided that if and to the extent the Company’s stockholders’ equity fell below $2.5 million and the Company did not qualify for listing under an alternative to the stockholders’ equity rule, the Panel (or a newly convened Panel if the initial Panel is unavailable) would promptly conduct a hearing with respect to this deficiency, and the Company’s securities could be delisted from Nasdaq. During the monitoring period, the Company was obligated to notify the Panel, in writing, in the event its stockholders’ equity fell below $2.5 million for any reason, or if the Company otherwise fell out of compliance with any other applicable listing requirement. In the event that the Company failed to comply with any other requirement for continued listing during the monitoring period, the Company would have been provided written notice of the deficiency and an opportunity to present a definitive plan to regain compliance to the Panel. The Panel would thereafter render a determination with respect to the Company’s continued listing on Nasdaq. On November 12, 2020, the Company, was informed that, following a 12-month compliance monitoring period under a Panel Monitor pursuant to a Compliance with Monitor letter dated October 29, 2019, the Company was currently in compliance with applicable Nasdaq Listing Rules, and the Panel has determined to continue the listing of the Company’s securities on The Nasdaq Stock Market. There is no assurance that the Company will remain in compliance with the continued listing criteria. If it fails to remain in compliance its securities could be delisted. If the Company is delisted from Nasdaq, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares.

However, if our shares are listed on the NASDAQ Capital Market but are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

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

Recent Developments

Nasdaq Compliance Matters

On November 12, 2020, the Company was informed that, following a 12-month compliance monitoring period under a Panel Monitor pursuant to a Compliance with Monitor letter dated October 29, 2019, the Company was currently in compliance with applicable Nasdaq Listing Rules, and the Panel has determined to continue the listing of the Company’s securities on The Nasdaq Stock Market.

COVID-19 Impact on the Company’s Operations

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. In response to the COVID-19 outbreak, governments around the global have implemented measures such as lockdowns, travel restrictions, and closures of businesses and schools. As a result of the COVID-19 outbreak, we have experienced suspension of operations, interruption of supply chain and decline in sales orders by our customers. Our businesses, results of operations, financial position and cash flows were adversely affected in fiscal year 2020, including but not limited to material negative impact to our total revenues, slower collection of account receivables and significant disruptions of our supply chains. Although we resumed our operations in May 2020 and the COVID-19 outbreak in China appears to have slowed down and most provinces and cities have resumed some business activities under the guidance and support of the government, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of the Company’s supply chain. The continued uncertainties associated with COVID 19 may cause the revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

Today, while our offices and manufacturing facilities remain open and business activities have fully resumed, we are closely monitoring all developments and are following the guidelines issued by local and national health authorities. We strive to accommodate and support our employees, while also maintaining our commitments to our customers. We expect the aforementioned negative impact will gradually mitigate in the future as the COVID-19 outbreak continues to become more controlled in China. Nevertheless, due to the uncertainty on future developments, which cannot be predicted with confidence at this time, we are not able to assess the overall or long-term effect the COVID-19 outbreak may have on our financial results and business operations.

Recent Private Placement

On December 2, 2020, the Company entered into subscription agreements with four accredited investors for the sale of 9,100,000 of the Company’s common shares at the price $0.30 per share for the gross proceeds of approximately $2.73 million. In April 2021, a total of 9,100,000 shares were issued to four investors with cash proceeds of $2,730,000. The shares were sold without registration under the Securities Act of 1933 in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and rules promulgated under the Securities Act as sales to accredited investors. The Company’s intention was to use the proceeds of this offering for working capital and general working purposes. There were no discounts or brokerage fees associated with this offering.

Overseas sales refer to overseas wholesale sales. Our overseas sales have decreased from approximately $10.0 million to $0.2 million, or by approximately 98%, from the year ended December 31, 2019 to 2020. The decrease of revenue in 2020 was mainly due to: (1) stop taking unprofitable orders; (2) temporary suspension of our manufacturing activities in late 2019; (3) Since November 2019, we suspended our production and operations due to our default the loan repayments to financial institutions, claims from our suppliers and creditors and labor arbitration derived from our cutting down certain employees. The COVID-19 outbreak and spread further caused disruption in our supply chain, transportation and our sales activities from the beginning of 2020 to May 2020. As a result, we had the inability to fulfill sales orders from overseas customers on a timely manner and we received reduced sales orders from overseas customers and our sales volume significantly decreased in 2020 as compared to 2019.

Domestic sales refer to domestic wholesale sales. Our domestic sales were approximately $0.6 million and $2.7 million for the years ended December 31, 2020 and 2019, respectively, which accounted for approximately 71% and 21% of our total revenues in 2020 and 2019. The decrease of revenue in 2019 was mainly due to: (1) decrease in sales orders due to our uncompetitive sales price; (2) temporary suspension of our manufacturing activities in late 2019; (3) The COVID-19 outbreak and spread further caused disruption in our supply chain, transportation and our sales activities from the beginning of 2020 to May 2020. As a result, we had the inability to fulfill sales orders from domestic customers on a timely manner and we received reduced sales orders from customers and our sales volume significantly decreased in 2020 as compared to 2019.

Electronic commerce sales, including overseas and domestic electronic commerce sales, decreased from $0.08 million to $0.02 million, or by approximately 80%, from the year ended December 31, 2019 to 2020. The decrease was due to the suspension of our oversea E-commerce business, as it continued to incur operating losses. We have to stop selling unprofitable line products to avoid further worsen our balance sheets.

Although raw material costs of pet food increased significantly in 2020 and the industry became more competitive, the PRC pet food consumption continues to grow. Although we suffered significant decrease in our revenue by 93.6% or $11.8 million in 2020 as compared to 2019, and had a recurring net loss of approximately $0.87 million in 2020, in order to overcome current challenges to recover our production and normal business activities in 2021 and beyond, our business strategy is to place a significant strain on our sales and marketing capacities, administrative and operating infrastructure, manufacturing facilities and other resources. To effectively manage additional challenges brought in by the global spread of COVID-19 and maintain our growth, we also plan to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies.

Based on current plan, if the above mentioned initiatives can be achieved, We still see significant opportunities for our future growth:

●	Strength and variety of our brands – we currently offer more than 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items like dog leashes, pet toys, etc.) under multiple brands and we have successfully sold our products to consumers in the PRC, Asia and Europe over the past years and we believe our brand awareness and connection with our existing customers may help us to bring our revenue back to track in the near future if we can continue to develop new products to appeal to customers and effectively market our products to them.

●	Product research & development – we believe our products are differentiated from those of our competitors in the PRC markets due to our in-depth research and development effort, our proprietary recipes, cooking and packing techniques developed over the last decade. Currently, we have been granted 20 invention and utility model patents, and have applied for 4 more patents. Although we did not have research and development spending in 2019 and 2020, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

●	Sales and marketing distribution – we utilize domestic and overseas multi-platform sales approach to connect our production output to customers in the PRC, Asia, Europe and North America. Although we reduced sale and marketing activities in 2019 and 2020 due to our suspension of our production and operations to deal with the pending claims, lawsuits and labor arbitrations, and due to adverse COVID-19 impact up to May 2020, in order to overcome these challenges and recoer our business operations going forward, in addition to the traditional sales approach, we plan to seek opportunities to re-utilize cross-border e-commerce platforms that contribute to the future expansion of our business.

●	Experienced and committed management team – our workforce is highly skilled in animal nutrition, sales and marketing.

Our product line in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items, e.g., dog leashes, etc.) under multiple brands in various geographical markets. Our products are available in multiple forms, including slice and serve rolls, strips, tubs, etc.

Currently, we offer 4 product lines:

●	Pet chews represent approximately 20% of our production and include various bones, rawhide and similar products,

●	Dried pet snacks represent approximately 66.6% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Wet canned pet foods represent approximately 8.6% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Dental health snacks foods account for approximately 4.8% of our production.

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

We manufacture these products at our Pude facility with 4 production lines: dried meat, chews, wet canned, and dentifrice products.

In addition, historically, we strategically partnered with a select group of contract manufacturers to supplement and enhance our production capabilities, and we plan to continue to forge partnership with selected contract manufacturers going forward. Currently, we have outsourcing agreements with multiple pet food manufacturers for the duration of up to 3 years, to secure additional production capabilities to address peak or high demand for our products. Under the terms of these agreements, our suppliers must meet all of our manufacturing requirements, including, among others, those relating to quality control, staffing, training and equipment. All manufacturing under these agreements is made in accordance with our demands, timing and specifications. These facilities are, at all times, staffed and supervised by our personnel.

As of December 31, 2020 and as of the date of this filing, we have employed 54 full-time employees at our facilities. Our daily production capacity for all of our production facilities is approximately 5.4 tons. The following is a summary description of our production facilities (not including any of the outsourcing facilities used to support our production needs):

●	The Pude facility maintains a production area of 30,565 sq. feet with a 20-year export processing history. We maintain ISO9001, hazard analysis critical Control Points (HACCP), British Retail Consortium (BRC) and International Characteristic Standards (IFS) certification, as well as EU and Japanese registered facilities. The daily production capacity for this facility is approximately 4.6 tons.

●	The Haiqing facility has a production area of 100,233 sq. feet and maintains an export commodity inspection registration from Shandong Huangdao Bureau of Inspection and Quarantine. Our daily production capacity at this facility is approximately 1.3 tons. Haiqing facility was sold in November 2019.

●	The Zhangjialou facility has a usage area of 21,528 sq. feet. We closed it in June 2019 due to the expiration of the lease.

●	The Jiaozhou facility has production area of 30,062 square feet. Our daily production capacity at this facility is approximately 0.8 ton.

We also maintain a call service center in Qingdao with 2 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

Our sales and marketing team consists of 2 integral groups – an original design manufacturer (ODM) domestic (PRC) marketing group, and an ODM overseas marketing group. We operate a B2F (business-2-factory) business model which is focused on the needs of the business market. Our model relies on our R&D strength to devise product lines to cater to this market, providing our customers with personalized and customized products. Our marketing team works in tandem with our brand promotion team which focuses on brand promotion. As a part of our ODM production process, we continuously accumulate a large amount of market information about our customers, in the PRC and abroad, which assists us in making appropriate selection of products. We utilize online sale and multi-brand, multi-store brand sale strategies. Using Tmall.com, JD.com and 1688 as our marketing platforms, our PRC marketing group has established a comprehensive network of various brand shops.

The following chart reflects our organizational structure as of the filling date:

On August 9, 2016, Qingdao Kangkang Development Co., Ltd. (“Kangkang Development”) was incorporated in Qingdao City, Shandong Province, PRC. Kangkang Development did not have active business operations since its incorporation, and has been deregistered and dissolved in 2019.

On November 14, 2017, a 55% owned subsidiary of the Company, Yichong (Qingdao) Technology Co., Ltd. (“Yichong”) was incorporated in Qingdao City, PRC. Yichong had no active business operations since its incorporation. In September 2019, the Company transferred all its ownership interests in Yichong to a third party. As a result, Yichong was deconsolidated from the Company since September 2019 and not included in our consolidated financial statements for the year ended December 31, 2020.

On November 29, 2017, a 55% owned subsidiary of the Company, Qingdao Lingchong Information Technology Co., Ltd. (“Lingchong”) was incorporated in Qingdao City, PRC. Lingchong had no active business operations since its incorporation. In July 2019, the Company transferred all its ownership interests in Lingchong to a third party. As a result, Lingchong was deconsolidated from the Company since July 2019 and not included in our consolidated financial statements for the year ended December 31, 2020.

On January 3, 2018, a 100% owned subsidiary, Qingdao Lile Pet Foodstuffs Co., Ltd. (“Lile”) was incorporated in Qingdao City, Shandong province, PRC. Lile had no active business operations since its incorporation, and it has been deregistered and dissolved since 2019 and not included in our consolidated financial statements for the year ended December 31, 2020.

On September 20, 2018, the Board has approved acquisitions by the Company of TDH Group BVBA, a company established under the laws of Belgium and TDH JAPAN, a company established under the laws of Japan. In connection with the foregoing transactions the Company executed Share Sale and Purchase Agreements (together, the “Agreements”) pursuant to which the Company agreed to pay approximately USD$ 936,782 and USD $156,130 (RMB 6 million and RMB 1 million), respectively, to acquire all of outstanding securities of TDH Group BVBA and TDH JAPAN, respectively, from the sole shareholder of each entity, Rongfeng Cui, the Company’s former CEO. The purchase consideration under the Agreements was paid by issuance of 936,782 and 156,130 restricted common shares of the Company, respectively. Rongfeng Cui incorporated TDH Group BVBA in 2012 and TDH JAPAN in 2017 to develop and maintain all the clients in Europe and Japan, and to distribute and expand product sales in European and Japanese markets. Effective August 2, 2019, Rongfeng Cui ceased to be Company’s CEO and Dandan Liu was appointed as the CEO in his stead. TDH Japan has been deregistered and dissolved in February 2021. As of the date of this filing, TDH Group BVBA is currently under bankruptcy proceeding.

On January 22, 2020, Qingdao Tiandihui Pet Foodstuffs Co., Ltd. (“Tiandihui Pet Foodstuffs”) was incorporated in Qingdao City, PRC.

On January 21, 2020, Qingdao Tiandihui Foodstuffs Sales Co., Ltd. (“Tiandihui Foodstuffs Sales”) was incorporated in Qingdao City, PRC. Tiandihui Foodstuffs Sales is a wholly owned subsidiary of Tiandihui Pet Foodstuffs.

On February 27, 2020, TDH Foods Limited was incorporated in Hong Kong, with the purpose of being a holding company for equity interests in Tiandihui Pet Foodstuffs. TDH Foods Limited does conduct any operations or own any material assets or liabilities.

On August 24, 2020, TDH Holdings, Inc. acquired 100% equity interests of TDH Foods Limited.

In December 2020, TDH Holdings Inc. acquired remaining 1% equity interest of TDH Petfood LLC. As a result, TDH Petfood LLC became a wholly-owned subsidiary of TDH Holdings, Inc.

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

Overview

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a premier producer of high-quality pet food for pet owners in China and worldwide. Historically, our growth has been driven by two key factors: a significant increase in the number of pet owners and in the size of the pet food market in China which translated into expansion opportunities for us, and a fundamental change in Chinese society towards pets, pet ownership and care, such that the trends of pet humanization and consumer concerns for pet health and wellness have created a dynamically growing industry for pet food and products. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple market segments.

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment upon maturity, we have suspended our production and normal business operations and we were involved in certain legal proceedings since November 2019. The COVID-19 outbreak and spread further disrupted our business activities from the beginning of 2020 up to May 2020 when we resumed our business operations. These factors led to significant decrease in our revenue by 93.6% or $11.8 million in 2020 as compared to 2019, and we suffered recurring net loss of approximately $0.87 million in 2020.

We are now facing challenges to recover our production and normal business activities. Our future growth may place a significant strain on our sales and marketing capacities, administrative and operating infrastructure, manufacturing facilities and other resources. To effectively manage additional challenges brought in by the global spread of COVID-19 and maintain our growth, we also need to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. If we are unable to effectively address these challenges, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth. We also need to expand our customer base, refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than anticipated and we may not successfully attract a sufficient number of customers in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results.

As a result of our suspension of our production in November 2019 which was further negatively impacted by the COVID-19 outbreak and spread in 2020, we have reduced our number of employees in response to current challenges. As of December 31, 2020 and as of the date of this filing, we have employ around 54 full-time employees at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC.

Our Industry and Market

China Pet Food Industry

While the global pet food market is well-established worldwide, in China it is a relatively new industry. China’s economy has shown steady growth over the last decade, from a GDP per capita of $1,509 in 2004 to $10,261 in 2019. According to the National Bureau of Statistics of China (NBS China) and GfK, in 2015, China ranked (i) 3rd in the world in the number of registered pet dogs (27.4 million dogs), following the U.S. and Brazil, and (ii) 2nd in the number of registered pet cats (58.1 million cats), following the U.S. With an increase in the number of pets in most households in China, the pet food industry in China has been and remains poised for significant growth. Pet food consumption in China increased from approximately RMB 5.26 billion in 2010 to RMB 44.06 billion in 2020, The compound growth rate is 25%. The average price per kilogram of pet food and treats rose to about RMB45 (US$6.77) in April 2016, a 12.5% increase since 2013, reflecting the nascent yet increasing premiumization of the market, projected to reach approximately RMB 11.82 billion (US$1.77 billion) by the end of 2016, representing approximately 19% growth, year over year. At this rate, we expect for the industry consumption rates to increase to approximately RMB 238 billion. On the production side, production volume reached 1.8 million tons in 2020. Production will exceed 2 million tons in 2021.

The growth in this industry is largely a function of consumer education and increased awareness of pet food products, product ingredients, quality, brand awareness and loyalty. We consider pet humanization to be another driving factor behind the growth trend, i.e., where pet owners view their pets as members of the family. As pets are increasingly viewed as companions, friends, and family members, pet owners spare no expense for their pets, driving premiumization across pet categories. This trend is reflected in food purchasing decisions such that pet owners are as concerned about the quality of their pet’s food as they are about their own. The PRC consumers are becoming more discerning when it comes to quality of pet food for their pets, especially when it comes to food specific to particular breed needs, etc. In addition, (i) an increase in living standards of urban population which resulted from the growth of the PRC economy at large and the corresponding accelerated rates of urban development and expansion, and (ii) higher rates of aging population in major urban areas in the PRC which tend to encourage more independent lifestyles (e.g. the proportion of the PRC population over 65 has continued to grow, with the rate reaching over 12.6% in 2019), cause more people to view and treat their pets as their close companions. In China, most people who have pet dogs or cats in China are, in fact, elderly. According to the NBS China, approximately 61% of the 65+ age group live with a pet, as compared with the national average of 44%; only the 25-29 age group exhibits similar levels of pet ownership. We anticipate that these trends will continue in the foreseeable future.

While the multinational brands still dominate the Chinese pet food market, the market growth is being driven by local brands, especially in pet shops, with 29% growth for domestic cat food brands overall and 10% in pet shops (though cat food represents just 35% of the market). With dog food, sales increase for domestic brands are more modest—about 9% overall and nearly 10% in pet shops—but the average price per kilogram of domestic dog foods brands is growing much closer to that of multinational brands.

Aside from rapid growth, the China pet food market is also characterized by increasing online sales as the share of overall sales, with 55% of all sales in 2020 to be made online. In 2020, online pet food sales in China have reached RMB 24.billion. In addition, China’s sales skew heavily toward specialized retailers (80%) as contrasted with mass merchants in the rest of the world (e.g. in Western Europe, the breakdown is almost exactly the reverse).

Our Competitive Strengths

Although we suffered significant decrease in revenue and had a recurring loss in 2020, given oyr current recovery plan, we believe the following strengths can still differentiate us from our competitors in our market in China:

●	Strength and variety of our brands – we offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other non-food products (e.g. dog leashes, pet toys etc.) under multiple brands that are well-established and recognizable by consumers in the PRC, Asia and Europe.

●	Product research & development – we believe that our products are differentiated from those of our competitors in the PRC markets due to our in-depth research and development effort and our proprietary recipes and cooking techniques developed over the last decade. Although we did not incur any R&D expenses in 2020, partly due to our temporary suspension of our manufacturing activities in 2019, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

●	Sales and marketing distribution – our multi-platform sales approach connects our production output to customers in the PRC, Asia, Europe and North America.

●	Experienced and committed management team - Tiandihui’s workforce is a highly skilled with specialized training designed to address complex customer care engagements; our entrepreneurial management team includes employees who have significant experience in animal nutrition, sales and marketing, among others. Our management team is comprised of an experienced group of executives, many of whom have many years of operating experience.

We intend to continue capitalizing on our strengths in order to achieve a business turnaround for sales growth and profitability in the near future.

Our History and Corporate Structure

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). We also own all of the outstanding capital stock of TDH Foods Limited, another wholly-owned Hong Kong subsidiary, and holds a 100% interest in TDH Petfood LLC, a Nevada limited liability company. TDH HK, in turn, owns all of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., our operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company (Tiandihui). TDH Foods Limited owns 100% of the outstanding capital stock of Qingdao Tiandihui Pet Foodstuffs Co., Ltd, with its wholly-owned subsidiary of Qingdao Tiandihui Foodstuffs Sales Co., Ltd. TDH HK Limited owns 100% of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., with its wholly-owned subsidiary of Beijing Chongai Jiujiu Cultural Communication Co., Ltd..

On September 20, 2018, the Board approved acquisitions by the Company of TDH Group BVBA, a company established under the laws of Belgium and TDH JAPAN, a company established under the laws of Japan. In connection with the foregoing transactions the Company executed Share Sale and Purchase Agreements (together, the “Agreements”) pursuant to which the Company agreed to pay approximately USD$ 936,782 and USD $156,130 (RMB 6 million and RMB 1 million), respectively, to acquire all of outstanding securities of TDH Group BVBA and TDH JAPAN, respectively, from the sole shareholder of each entity, Rongfeng Cui, the Company’s former CEO. The purchase consideration under the Agreements was paid by issuance of 936,782 and 156,130 restricted common shares of the Company, respectively. Rongfeng Cui incorporated TDH Group BVBA in 2012 and TDH JAPAN in 2017 to develop and maintain all the clients in Europe and Japan, and to distribute and expand product sales in European and Japanese markets. TDH Japan has been deregistered and dissolved in February 2021. As of the date of this filing, TDH Group BVBA is currently under bankruptcy proceeding.

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

Product research and innovation is pivotal to our growth strategy. Our experienced team of marketing and R&D professionals is in constant contact with our outside collaborators and experts. The success of our approach is evidenced by our broad product portfolio today. Although our R&D expense decreased in 2020, we strive to maintain a strong innovation pipeline that expands the breadth of our current product offerings.

We offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items like dog leashes and pet toys) under multiple brands in various geographical markets. Currently, we offer 4 product lines including the following:

●	Pet chews represent approximately 20% of our production and include various bones, rawhide and similar products,

●	Dried pet snacks represent approximately 66.6% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Wet canned pet foods represent approximately 8.6% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Dental health snacks foods account for approximately 4.8% of our production.

We manufacture these products at our Pude facility with 4 production lines: dried meat, chews, wet canned, and dentifrice products.

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

●	The Pude facility maintains a production area of 30,565 sq. feet with a 20-year export processing history. We maintain ISO9001, hazard analysis critical Control Points (HACCP), British Retail Consortium (BRC) and International Characteristic Standards (IFS) certification, as well as EU and Japanese registered facilities. The daily production capacity for this facility is approximately 4.6 tons.

●	The Jiaozhou facility has production area of 30,062 square feet. Our daily production capacity at this facility is approximately 0.8 ton.

Supply Chain

Manufacturing

All of our products are manufactured in the PRC. As of the date of this filing, we own one manufacturing facility- The Pude facility in the Shandong province for a total production area of approximately 30,565 square feet built to high quality food production standards.we also leased the Jiaozhou facility with production area of 30,062 square feet and daily production capacity at this facility is approximately 0.8 ton. In 2020, 2019 and 2018, 97%, 40% and 42%, respectively, of our product volume was manufactured by us. We also strategically partner with a select group of contract manufacturers that manufacturing facilities to supplement our production needs.

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

Quality Control

We are committed to the highest quality of products that leave our facilities. To that end, we have implemented a rigid quality control system and devote significant attention to quality control procedures at every stage of our process, including spot testing of finished products. Our entire food processing chain, from sourcing of raw materials to the finished products, is closely monitored to ensure that all pet food products meet the highest level of global hygienic and quality standards. We monitor our manufacturing process closely and conduct performance and reliability testing to ensure our products meet our end-user customer expectations. Our quality control group as of December 2020 included 3 employees that implement various management systems to improve product quality programs, most of whom are trained in quality control and nutrition. We spot test and inspect our raw materials to ensure compliance with quality standards. We also evaluate the quality and delivery performance of each supplier periodically and adjust quantity allocations accordingly. We also monitor in-process and outgoing stages of our processes.

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

Sales and Marketing

Our sales and marketing team consists of 2 integral groups – an original design manufacturer (ODM) domestic (PRC) marketing group, and an ODM overseas marketing group. We operate a B2F (business-2-factory) business model which is focused on the needs of the business market. Our model relies on our R&D strength to devise product lines to cater to this market, providing our customers with personalized and customized products. Our marketing team works in tandem with our brand promotion team which focuses on brand promotion. As a part of our ODM production process, we continuously accumulate a large amount of market information about our customers, in the PRC and abroad, which assists us in making appropriate selection of products. We utilize online sale and multi-brand, multi-store brand sale strategies. Using Tmall.com, JD.com and 1688 as our marketing platforms, our PRC marketing group has established a comprehensive network of various brand shops.

We maintain a call service center in Qingdao with 2 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

Competition

The market for pet food and related products in the PRC is emerging and highly competitive. In prior years, Chinese pet food manufacturers were viewed in the pet food industry as suppliers of cheaper food and snack products for pets which were almost always delivered under Western brand name products. The competitive landscape is changing now as a number of PRC-based manufacturers operate and compete domestically and worldwide alongside with other major industry players. The PRC market is characterized by price competition, product quality and the presence of a number of medium to large companies, as discussed below. Relatively high barriers of entry for new participants into this industry include relatively large initial capital outlays, uncertain regulatory environment, scarcity of suitable production, raw material supply sources, and skilled management. Thus, if we do not compete effectively, our operating results could be harmed.

Mars Foods (China) Co. Pvt. Ltd., Royal Canin Au Yu (Shanghai) Pet Food Co Ltd. and Nestle (China) are three largest players in the PRC pet food industry. In recent years, Mars Foods (China) Co. Pvt. Ltd. consolidated its leadership in the category with a market share of 11.4% in 2020. Royal Canin enjoys a widespread nationwide distribution network. In addition, the company runs an official flagship store on the largest B2C online platform in China, Tmall.com, to reach out to wider range of consumers.

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

Our competitors include the following PRC-based manufacturers:

●	Yantai China Pet Foods Co., Ltd. - Established in 1998, Yantai China Pet Foods Co., Ltd. is one of the leading manufacturers of pet snacks in China. This company is publicly traded in Shenzhen stock exchange (002891.SZ), which offers approximately 500 products in eleven product lines with products distributed to the UK, the US, Japan, Germany, Korea, Hong Kong, Singapore, Russia, France, the Netherlands, Czech Republic, the Middle East, Australia, New Zealand, and other countries and regions.

●	Wenzhou Peidi Pet Products Co., Ltd. – Founded in 2002, Wenzhou Peidi is a Shenzhen stock exchange (300673.SZ) publicly traded large-scale manufacturer of pet products and food in Zhejiang Province, China. It specializes in rawhide chews, leather collars and leashes, as well as nutritional pet food, treats, toys and gifts and markets these products on a worldwide basis.

●	Guaibao Pet Food Group Co., Ltd. – Established in June 2006, it is a comprehensive enterprise integrating research and development, production and sales of pet food. Its main products are pet food for dogs and cats, dried and freeze-dried snacks, canned wet food, chewing gum, cleaning teeth and other categories of pet food.

Seasonality

Overall pet food sales experience modest seasonality during the fourth quarter, which is when pet owners tend to spend more on pet treats as gifts, being approximately 22% higher than during summer months.

Research & Development

Our research and development team works to improve our existing and develop future pet food products. Our production processes are developed based upon a number of in-house developed technologies. The primary focus of such technologies is on customer needs, which allows us to maintain an effective market-oriented research and development model. We are dedicated to the research and development of new products and the technical improvement and formulation updating of existing products. To this end, we are equipped with a professional R&D team, and have obtained a number of invention and utility model patents. Our R&D team consists of 3 technicians with bachelor’s degree as of December 31, 2020. Although we have lost most of our previous R&D professionals since November 2019, we have retained key technologies. In addition, we cooperate with external technical experts and suppliers to obtain new technologies and development directions in a timely manner.

We also gather and collect data on product customization for each pet species to develop our internal research capabilities in devising scientifically balanced of pet nutrition. Although we don’t have spending R&D in 2020, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

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

Our primary trademark portfolio consists of 16 registered trademarks. Our trademarks are valuable assets that reinforce the distinctiveness of our brand and our consumers’ favorable perception of our products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, we own 4 URL designations/domain names, including tdhpet.cn, tdhpet.com,, tdhpetfood.com and tiandihui.com. We also own 1 copyright, the name of which is the Mascot of Chongai Jiujiu-Huihui, and will expire on December 31, 2064.

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

Currently, we hold the following design patents pertaining to the pet food products:

No.	Name of Patent	Patent Number	Types	Date of authorization
1	A chicken cartilage composite functional dog food and preparation method	201310653084.4	Invention	May 20, 2015
2	A pet dog food and its preparation method	201310651439.6	Invention	August 5, 2015
3	A preparation method of beef flavor nutrition canned food canned food	201310651598.6	Invention	May 20, 2015
4	A full price nutritive semi wet pet dog food and preparation method	201310654269.7	Invention	May 20, 2015
6	A hermaphrodite breeding device for pet dog	201520651073.7	utility model	January 6, 2016
7	A pet dog’s molars knot bone	201520651112.3	utility model	March 2, 2016
8	A new kind of pet food	201520651920.X	utility model	March 2, 2016
9	A pet cat bone cleaning bone	201520649912.1	utility model	June 1, 2016

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

In addition, the Company manages and operates several other facilities, including one export subsidiaries/factories and one PRC product processing factory that are located in Qingdao. Our facilities are located in the coastal city of Qingdao, near Qingdao International Airport and the international Qingdao harbor, which proximity ensures efficient international transportation by sea/air. Our facilities are used for customer service, sales and marketing, R&D and administrative functions. We believe our facilities are adequate for our current needs.

A summary description of our facilities is as follows (this list does not include any of the outsourcing facilities that we may, from time to time, use to support our production needs):

		Capacity Ton per day	Location	Total area (square feet)	rent/owned
1	Pude facility	4.6	West point, Tiejueshan Road, Huangdao District, Qingdao City	30,565	owned

2	Jiaozhou facility	0.8	Shiqian Village, Ducun Town, Jiaozhou City, Shandong Province	30,062	rent
	Total	5.4		60,627

Our daily production capacity for all of our production facilities is approximately 5.4 tons.

We own the Pude facility which has a 20-year export processing history. We maintain ISO9001, hazard analysis critical Control Points (HACCP), British Retail Consortium (BRC) and International Characteristic Standards (IFS) certification, as well as EU and Japanese registered facilities. The daily production capacity of our factory is approximately 5.4 tons.

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

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Security Regulation Commission (CSRC) and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement. Our PRC counsel has advised us that, based on their understanding of the current PRC laws and regulations:

●	We currently control the Operating Companies by virtue of TDH HK Holding acquiring 100% of the equity interests of Qingdao Tiandihui, which are regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Qingdao Tiandihui was not related to or connected with the foreign investor, or the acquirer, TDH HK Holding. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition.

●

We currently control the Operating Companies by virtue of TDH Foods Limited acquiring 100% of the equity interests of Tiandihui Pet Foodstuffs, which are regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Tiandihui Pet Foodstuffs was not related to or connected with the foreign investor, or the acquirer, TDH Foods Limited. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition.

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

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). We also own all of the outstanding capital stock of TDH Foods Limited, another wholly-owned Hong Kong subsidiary, and holds a 100% interest in TDH Petfood LLC, a Nevada limited liability company. TDH HK, in turn, owns all of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., our operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company (Tiandihui). TDH Foods Limited owns 100% of the outstanding capital stock of Qingdao Tiandihui Pet Foodstuff Co., Ltd, with its wholly-owned subsidiary of Qingdao Tiandihui Foodstuff Sales Co., Ltd. We conduct all of our business through Tiandihui, Tiandihui Pet Foodstuff and Tiandihui Foodstuff Sales which has one wholly-owned subsidiary: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (incorporated on March 3, 2011). In addition, TDH Group BVBA, a Belgium company is wholly-owned by TDH Holdings, Inc.; TDH JAPAN, a Japanese company is wholly-owned by TDH Holdings, Inc. TDH Japan has been deregistered and dissolved in February 2021.

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

Recent Developments

Impact of COVID-19 Pandemic on the Company’s operations

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. In response to the COVID-19 outbreak, governments around the global have implemented measures such as lockdowns, travel restrictions, and closures of businesses and schools. As a result of the COVID-19 outbreak, we have experienced suspension of operations, interruption of supply chain and decline in sales orders by our customers. Our businesses, results of operations, financial position and cash flows were adversely affected in fiscal year 2020, including but not limited to material negative impact to our total revenues, slower collection of account receivables and significant disruptions of our supply chains. Although we resumed our operations in May 2020 and the COVID-19 outbreak in China appears to have slowed down and most provinces and cities have resumed some business activities under the guidance and support of the government, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of the Company’s supply chain. The continued uncertainties associated with COVID 19 may cause the revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

Today, while our offices and manufacturing facilities remain open and business activities have fully resumed, we are closely monitoring all developments and are following the guidelines issued by local and national health authorities. We strive to accommodate and support our employees, while also maintaining our commitments to our customers. We expect the aforementioned negative impact will gradually mitigate in the future as the COVID-19 outbreak continues to become more controlled in China. Nevertheless, due to the uncertainty on future developments, which cannot be predicted with confidence at this time, we are not able to assess the overall or long-term effect the COVID-19 outbreak may have on our financial results and business operations.

We Are Currently Facing Challenges to Recover Our Production and Normal Business Operations and Resolve Existing Legal Proceedings

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations and we were involved in certain legal proceedings in November 2019. The COVID-19 outbreak further disrupted our business activities from the beginning of 2020 up to May 2020 when we resumed business operations. These factors led to a significant decrease in our revenue by 93.6% or $11.8 million in 2020 as compared to 2019, and we suffered recurring net losses of approximately $0.87 million in 2020.

We had two manufacturing facilities with an aggregate production capacity of 5.4 ton per day as of December 31, 2020. One facility was owned by us and the other one was leased from a related party. The facility owned by us was frozen by the court as a result of our pending legal proceedings which led to our inability to sell, transfer or disposal of the facility but we can still use the production lines and facilities to manufacture our pet food products if we have sales orders from customers. Comparing with 2019, due to decreased sales orders as affected by COVID-19 and our recent challenges, our total production capacity decreased by 32.5% from 8.0 tons per day in 2019 to 5.4 tons per day as of the date of this filing.

The market for pet food is characterized by strong competition, evolving industry standards, fast change in customer preference, new product introductions, and evolving methods of developing and maintaining products. Our operating results depend on our ability to develop and introduce high quality new products and to maintain our customer base and sales network. If we fail to accurately predict our customers’ changing needs, our business could be harmed. In order to recover our business operations, we may need to commit significant resources, including monetary investments and developing new products before knowing for sure whether such investments will result in products the intended end users’ will accept. Similarly, our business could be harmed if we fail to develop or fail to develop in a timely fashion. In addition, our business could be adversely affected in periods surrounding the launch of new products if customers delay their purchasing decisions to evaluate the new product offerings. Furthermore, we may not execute successfully on our vision or strategy because of challenges with regard to product planning and timing, technical hurdles that we fail to overcome in a timely fashion, or a lack of necessary resources.

We face substantial challenges in our effort to resume normal business activities. Our future growth will place a significant strain on our sales and marketing capacities, administrative and operating infrastructure, manufacturing facilities and other resources. To effectively manage additional challenges brought on by the global spread of COVID-19 and re-establish ourselves as a going concern, we need to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies, resolve the substantial litigation and judgements to which we are subject and raise substantial capital. There may be particular complexities, regulatory or otherwise, associated with our expansion into new markets, and our strategies may not succeed beyond our current markets. If we are unable to effectively address these challenges, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth or our ability to function as a going concern. We also need to expand our customer base, refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than anticipated and we may not successfully attract a sufficient number of customers in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results.

Our ability to effectively implement our strategies and manage future growth of our business will depend on a number of factors, including our ability to: (i) effectively market our products to potential customers; (ii) develop new products to appeal to existing customers;(iii) effectively recruit, train and motivate a large number of new employees; (iv) improve our operational, financial and management controls and efficiencies; (v) protect and further develop our intellectual property rights; (vi) raise substantial amounts of capital; and (vii) make sound business decisions. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects, and our ability to continue as a going concern could be negatively impacted.

As of December 31, 2020, we had the following pending lawsuits, legal claims, proceedings and arbitrations:

●	Legal claims by vendors and lenders. Since November 2019, the Company has been a subject of 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with related interest and costs. As of the date of this report, in 44 cases, the creditors have reached civil conciliation letters with our company, and in 9 cases, the court has issued civil judgments. For the remaining 4 cases, the plaintiffs withdrew the lawsuit because of lack of evidence. The mediation and judgment involved total claims of RMB13.86 million (USD$2.12 million). Such liabilities have been accrued and reflected in the consolidated financial statements for the year ended December 31, 2020. On March 13, 2021, a land use right and a factory building on the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million). We plan to use $1.3 million of the auction proceeds to partially settle the legal claims with some of the vendors and also seek other possible mediation plan to further settle the legal claims with vendors. As of the date of this filing, the settlement with vendors is still in progress and we anticipate to reach agreements with the vendors soon.

On December 2, 2019, Qingdao Lingang Real Estate Co., Ltd. (“QLRE”), filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The Company entered into a loan agreement with QLRE in 2018 and borrowed RMB20 million (USD3.18 million) from QLRE in connection with purchase of a factory. The loan was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The Company failed to make repayment to QLRE on time. On March 4, 2020, the Court ordered the Company to repay to QLRE the loan principal of RMB20 million plus interest of RMB 550,000 accrued as of October 31, 2019. It also directed that the payment be made within 10 business days after the court ruling takes effect, and that the Company pay interest at the rate of 2% per month for the period from the date of November 1, 2019 to the date of full discharge of the debt. If the debt is not repaid within the required timeframe, interest shall be doubled from the effective date of court order until the date of full discharge of the debt. The order further provides that Rongfeng Cui and Yanjuan Wang, as guarantors, shall bear joint and several responsibilities for clearing the debts, and that the Company and Rongfeng Cui shall jointly bear the litigation fee of RMB77,000 (USD$11,933). As of December 31, 2020 and as of the date of this filing, we have not made the loan repayment to QLRE. Although we anticipate settling the liabilities with QLRE during 2021, we cannot predict and determine when or if a settlement will occur. If we fail to settle the obligations, there is a potential substantial risk that the Company and/or Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into bankruptcy proceeding.

On January 15, 2020, China Construction Bank (“CCB”), initiated a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The plaintiff alleged that it executed a loan agreement with the Company in the amount of RMB19.93 million (USD3.08 million) for the purchase of manufacturing facility and the associated land use right located at Lingang Economic Development Zone, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The loan with CCB was guaranteed by Rongfeng Cui and Yanjuan Wang, and secured by a pledge of the aforementioned manufacturing facilities and associated land use right. On April 14, 2020, the Court has ruled that the Company must repay RMB19.93 million (USD3.25 million) of principal and accrued interest to CCB, ordered the sale of the mortgaged property and ruled that Rongfeng Cui and Yanjuan Wang must bear joint and several liability for the payment. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million), of which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB. The repayment has been completed as of the date of this filing.

On November 11, 2019, Shanghai Pudong Development Bank Qingdao Branch(“SPDB”), filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB to borrow an aggregate of RMB4.85 million (USD0.75 million) from SPDB for working capital purpose. The Company failed to repay the debt upon maturity. The borrowing from SPDB was guaranteed by Rongfeng Cui and Yanjuan Wang, and was secured by a pledge of a land use right and real property of Saike and real property of Rongfeng Cui and Yanjuan Wang. The Company failed to make repayment to SPDB on time. On October 24, 2020, the court has orderd the Company to repay to SPDB the principal and interest at the annual interest rate of 18.25%. The payment was reqiured to be made within 10 business days after the effective date of thecourt ruling. The order also provides that if the debt is not paid within the required timeframe, interest shall be doubled from the effective date of court order until the date of full discharge of the debt, that the Company shall bear the litigation fees of RMB156,880 (USD 24,312), that Rongfeng Cui and Yanjuan Wang, as guarantors, shall bear joint and several responsibilities for satisfying the debts, and that if the court decides to auction the pledged land use right and real properties, SPDB shall have the priority right of the repayment from the auction proceeds. As of December 31, 2020 and as of the date of this filing, we have not made the repayment to SPDB. Although we anticipate settling the liabilities with SPDB during 2021, we cannot predict and determine when or if a settlement will occur. If we fail to settle the obligations, there is a potential substantial risk that the Company and/or Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into bankruptcy proceeding.

On December 10, 2019, Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), initiated a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB for bank acceptance draft and Gaochuang executed the guarantee of SPDB bank acceptance deposit on behalf of the Company in the amount of RMB1.2 million (USD0.19 million). The Company failed to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang upon the bank acceptance draft maturity date. The deposit made by Gaochuang was guaranteed by certain of the Company’s fixed assets and patent. Saike, Rongfeng Cui and Yanjuan Wang are also subject to joint and several responsibilities. On December 29, 2020, the court ruled that, (i) the Company must repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang and the interest at the annual interest rate of 4.15%. The payment should be made within 10 business days after the court ruling takes effect. If the debt is not paid within the required timeframe, interest shall be doubled from the date the court order takes effect until the date of full discharge of the debt. The court order requiers the Company to bear the litigation fees of RMB83,127(USD 12,882) and provides that if the court decides to auction the pledged fixed assets and patent, Gaochuang shall have the priority right of the repayment from the auction proceeds. As of December 31, 2020 and as of the date of this filing, we have not made the repayment to Gaochuang. Although we anticipate settling the liabilities with Gaochuang during 2021, we cannot predict and determine when or if a settlement will occur. If we fail to settle the obligations, there is a potential substantial risk that the Company and/or Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into bankruptcy proceeding.

On May 6, 2020, the Postal Savings Bank of China Limited Weihai Road Sub-branch of Qingdao North District (hereinafter referred to as Postal Savings) filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui and Yanjuan Wang. The Company entered into two loan agreements with Postal Savings in 2018 and 2019, respectively, and borrowed RMB9.9 million ($1.53 million) in aggregate. The loans are guaranteed by Rongfeng Cui and Yanjuan Wang, pledged by a real property of the Company and a real property of Rongfeng Cui. The Company failed to make repayment to Postal Savings on time. In June 2020, the court ruled that, i) the Company must repay to Postal Savings the principal and interest under the loan, ii) the Company to bear the litigation fees incurred by Postal Savings, iii) if the court decide to auction the pledged real properties, Postal Savings shall have the priority right of the repayment from the auction proceeds and iv) Rongfeng Cui and Yanjuan Wang, as guarantors, shall bear joint and several responsibilities for clearing the debts. As of December 31, 2020 and as of the date of this filing, we have not made the repayment to Postal Savings. Although we anticipate settling the liabilities with Postal Savings during 2021, we cannot predict and determine when or if a settlement will occur. If we fail to settle the obligations, there is a potential substantial risk that the Company and/or Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into bankruptcy proceeding.

●	Labor arbitration claims by former employees. Due to decreased business scale and the impact of COVID-19, the Company dismissed certain employees in 2019 and 2020 and only intends to maintain 54 full-time employees. As a result of the employee layoffs, certain of the Company’s former employees commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB3.68 million (USD0.56 million). As of the reporting date, there were 98 labor arbitrations, of which 6 cases has been settled and the trial court has issued decisions on the remaining 92 cases. The Company accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019. Upon the issuance of rulings in these cases, the Company further accrued approximately $0.1 million wage and/or severance payables in other current liabilities on the consolidated balance sheet as of December 31, 2020 and recognized losses of approximately $0.1 million for the year ended December 31, 2020. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were actioned by the court for $5,098,461 (RMB 33.14 million), we plan to use $0.56 million auction proceeds to settle the labor arbitration cases with our former employees.

Nasdaq Compliance Confirmation and a Panel Monitor

On October 29, 2019, the Company received Nasdaq confirmation of the Company’s regaining technical compliance with the minimum stockholders’ equity rule and with other applicable requirements as set forth in the Panel’s decision following an oral hearing in August 2019. In connection with this confirmation, the Nasdaq Panel imposes a Panel Monitor under Listing Rule 5815(d)(4)(A) until October 30, 2020 for the purposes of monitoring the Company’s continued compliance with the stockholders’ equity requirement. The decision provided that if and to the extent the Company’s stockholders’ equity fell below $2.5 million and the Company did not qualify for listing under an alternative to the stockholders’ equity rule, the Panel (or a newly convened Panel if the initial Panel is unavailable) would promptly conduct a hearing with respect to this deficiency, and the Company’s securities could be delisted from Nasdaq. During the monitoring period, the Company was obligated to notify the Panel, in writing, in the event its stockholders’ equity fell below $2.5 million for any reason, or if the Company otherwise fell out of compliance with any other applicable listing requirement. In the event that the Company failed to comply with any other requirement for continued listing during the monitoring period, the Company would have been provided written notice of the deficiency and an opportunity to present a definitive plan to regain compliance to the Panel. The Panel would thereafter render a determination with respect to the Company’s continued listing on Nasdaq. On November 12, 2020, the Company, was informed that, following a 12-month compliance monitoring period under a Panel Monitor pursuant to a Compliance with Monitor letter dated October 29, 2019, the Company was currently in compliance with applicable Nasdaq Listing Rules, and the Panel has determined to continue the listing of the Company’s securities on The Nasdaq Stock Market. There is no assurance that the Company will remain in compliance with the continued listing criteria. If it fails to remain in compliance its securities could be delisted. If the Company is delisted from Nasdaq, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares.

Recent sales of securities

On December 2, 2020, the Company entered into subscription agreements with four accredited investors for the sale of 9,100,000 of the Company’s common shares at the price $0.30 per share for the gross proceeds of approximately $2.73 million. In April 2021, a total of 9,100,000 common shares were issued to four investors with cash proceeds of $2,730,000. The shares were sold without registration under the Securities Act of 1933 (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering. The Company’s intention was to use the proceeds of this offering for working capital and general working purposes. There were no discounts or brokerage fees associated with this offering. The Company received the $2.73 million proceeds in April 2021.

Overview

We specialize in the development, manufacturing and sale of a variety of pet food products under multiple brands that are well-established and recognizable by consumers in the PRC, Asia, Europe and North America. We produce and offer more than 200 different products to our customers. We adjust our production level based on sales orders received from customers. Our current product offerings are classified into 6 product categories: pet chews, dried pet snacks, wet canned pet food, dental health snacks, and baked pet biscuits (as well as non-food items like dog leashes, pet toys, etc.), and the other pet food products. We sell our products to customers in the PRC, Asia, Europe and North America.

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

We have a standard construction in accordance with the high quality food production factory, the factory is located in convenient transportation of the coastal city - Qingdao city, Shandong province.

We also maintain an office in Qingdao with 2 well-trained, multilingual employees to address customer service matters arising from our sales in the PRC and abroad.

As a result of our suspension of our production in November 2019 which was further negatively impacted by the COVID-19 outbreak and spread in 2020, we have reduced our number of employees in response to current challenges. As of December 31, 2020, we have employed approximately 54 full-time employees at our facilities. With the exception of our subsidiary’ offices located in Beijing, all of our production, administration, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC.

Our current workforce consists of employees who are knowledgeable about animal nutrition, and employees with strong sales and marketing skills. Our management team is comprised of an experienced group of executives, many of whom have years of operating experience in their respective departments.

Starting from 2013, we have been utilizing an online sale and multi-brand, multi-store brand sale strategies to expand our market coverage. We use Tmall.com, JD.com and 1688 as our marketing platforms and establish a comprehensive network of various brand shops in China.

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

We operate our business in China through our wholly-owned subsidiaries, Tiandihui, Tiandihui Pet Foodstuffs, Tiandihui Foodstuffs Sales and Chongai Jiujiu.

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

COVID-19 Impact: Our business operations were largely negatively affected by the outbreak of COVID-19 pandemic. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to the COVID-19 outbreak, we suspended our factory and operations since late 2019 to May 2020, during which time we had limited support from our employees, delayed access to raw material supplies and were unable to deliver products to customers on a timely basis. As a result, our business was negatively impacted and we experienced delay in fulfilling the orders of our customers. Our revenue was approximately 93.6% lower, or approximately $11.8 million lower, in fiscal year 2020 as compared to fiscal year 2019, because of our reduced business activities and delayed fulfillment of customer sales orders as negatively affected by the COVID-19 outbreak and spread. Although we resumed our operations in May, 2020, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still uncertain as of the date of this report.

Our ability to resolve our current working capital shortage, debt burden and limited production capacity to support our future revenue growth. We are currently facing challenges to settle defaulted loan payments to various financial institutions mentioned above and resolve our working capital shortage. Our manufacturing capacity also decreased from 8.0 tons per day in 2019 to 5.4 tons per day as of the date of this filing and one of the our manufacturing facilities was frozen by the court order. Although we still use this frozen manufacturing facility to produce pet food products whenever we receive customer orders, we cannot assure whether the court will take additional actions or not to auction this facility and request us to use the auction proceeds to repay our debt. Our future market expansion, business recovery and revenue growth may need significant amount of capital expenditure. If we cannot resolve current working capital shortage, debt burden and limited production capacity, we may not be able to support our future revenue growth.

Our ability to maintain our competitive advantages. We currently provide more than 200 different variety of pet snack products to our targeted customers to satisfy their needs. We focus on the needs of the market and provide our customers with personalized and customized products. However, the market conditions and consumer preferences change rapidly. If we fail to maintain our reputation and competitive advantages, customers demand for our products could decline.

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

Some of our competitors have established more prominent market positions. We believe that our major competitors include the following companies: Yantai China Pet Foods Co., Ltd., Wenzhou Peidi Pet Products Co., Ltd., Gambol Pet Group, and Guaibao Pet Food Group Co., Ltd.

Expansion of E-commerce sales. With the popularization and development of Internet, E-commerce accounts for an increasing proportion in the industry. If we fail to expand our E-commerce business, our total revenue could continue to decrease. E-commerce sales in 2020, 2019 and 2018 were $16,708, $83,779 and $3,800,668, accounting for 2%, 1% and 16% of total revenue, respectively. Although we suspended our e-commerce business in 2019, we are planning to recommence our domestic e-commerce business in the near future.

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

Our ability to resolve our current poor credit resulting from our legal proceedings with our vendors and suppliers. Our cost of revenues is impacted by whether we can negotiate favorable purchase price and credit terms with our suppliers and vendors, including but not limit to raw material supplies, printing and packaging supplies, transportation companies and other vendors. Since November 2019, we have been a subject of 57 lawsuits by our suppliers and vendors. Although we are currently seeking to settle the legal claims with these suppliers and vendors, there can be no assurance that we will be successful. If we fail to resolve these pending legal proceedings with our suppliers and vendors and enhance our credit, our reputation may be damaged and we may not be able to negotiate favorable terms with our suppliers and vendors in the future and our operating cost may be increased.

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

Shipping and handling expense. Our shipping and handling expense includes domestic freight, oversea freight, domestic express shipping fee. In order to reduce shipping and handling cost, we are trying to negotiate with and establish closer cooperation with several shipping companies providing express shipping services in order to lock favorable fee rates and reduce the domestic express fees.

Research and Development expense. Due to the uncertainty for the result of our R&D activities, we expensed all of our R&D expenditure. The R&D expense for the years ended December 31, 2020, 2019 and 2018 was $0, $0 and $1,062,582, respectively. Although we don’t have spending R&D in 2020, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

Results of Operations

For the years ended December 31, 2020, 2019 and 2018

	December 31			2020 vs	2019 vs
	2020	2019	2018	2019	2018
	$	$	$
Net revenues	815,225	12,455,414	22,154,506	-93.45%	-43.78%
Net revenues-related parties	-	192,841	1,519,531	-100%	-87.31%
Cost of revenues	857,060	13,992,499	26,278,300	-93.87%	-46.75%
Cost of revenues-related parties	-	178,636	1,448,533	-100%	-87.67%
Gross loss	(41,835)	(1,522,880)	(4,052,796)	-97.25%	-62.42%
Gross margin	-5.13%	-12.04%	-17.12%	N/A	N/A
Selling expense	117,993	920,237	4,535,945	-87.18%	-79.71%
R&D expense	-	-	1,062,582	N/A	-100%
General and administrative expenses	1,766,109	3,702,035	2,792,858	-52.29%	32.55%
Impairment of long-lived assets other than goodwill	-	813,344	-	-100%	100%
Impairment of goodwill	-	-	1,599,591	N/A	-100%
Loss from operations	(1,925,937)	(6,958,496)	(14,043,772)	-72.32%	-50.45%

Revenues.

Our revenue was $815,225, $12,648,255 and $23,674,037 for the years ended December 31, 2020, 2019 and 2018, respectively. Our total revenue decreased by $11,833,030 or 93.55% when comparing 2020 to 2019, and also decreased by $11,025,782, or 46.57% when comparing 2019 to 2018.

The following table displays our revenue by different marketing channels.

	December 31			2020 vs	2019 vs
	2020	2019	2018	2019	2018
	$	$	$
Oversea sales	226,385	9,995,136	15,832,362	-98%	-37%
Domestic sales	574,921	2,711,445	4,102,457	-79%	-34%
Electronic commerce sales	16,708	83,779	3,800,668	-80%	-98%
Less: Sale tax and addition	(2,789)	(142,105)	(61,450)	-98%	131%
Total revenues	815,225	12,648,255	23,674,037	-94%	-47%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For the year ended December 31, 2020, our overseas sales, domestic sales and E-commerce sales decreased by $9,768,751, $2,136,524 and $67,071, respectively, compared with the year ended December 31, 2019.

The decrease of revenue in 2020 was mainly due to the following facts: (1) decrease in sales orders due to our uncompetitive sales price which became less attractive to our customers; (2) partially suspension of our overseas E-commerce business due to the estimated gross loss; (3) suspension of our production and operations in November 2019 due to our default on loan repayments to financial institutions, claims from our suppliers and creditors and labor arbitration derived from our reduction in the number of employees. The COVID-19 outbreak and spread further caused disruption in our supply chain, transportation and our sales activities from the beginning of 2020 to May 2020. As a result, we had the inability to fulfill customer orders on a timely manner and we received reduced sales orders from our customers and our sales volume significantly decreased in 2020 as compared to 2019.

As a result, our total revenues for the fiscal year 2020 decreased significantly as compared with the fiscal year 2019.

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

As a result, our total revenues for the fiscal year 2019 decreased dramatically as compared with the fiscal year 2018.

The revenue generated from different product lines are set forth as following:

	December 31			2020 vs	2019 vs
	2020	2019	2018	2019	2018
	$	$	$
Pet chews	59,096	6,469,755	6,271,777	-99%	3%
Dried pet snacks	317,392	4,617,742	13,611,010	-93%	-66%
Wet canned pet food	84,117	1,310,001	2,782,382	-94%	-53%
Dental health snacks	19,915	305,452	495,581	-93%	-38%
Baked pet biscuits	3,132	87,410	95,169	-96%	-8%
Others	334,362	-	479,568	100%	-100%
Less: Sale tax and addition	(2,789)	(142,105)	(61,450)	-98%	131%
Total revenues	815,225	12,648,255	23,674,037	-94%	-47%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Our total revenue decreased by $11,833,030 or 94% when comparing 2020 to 2019, among which, revenue generated from pet chews decreased by $6,410,659 or 99%, revenue from dried pet snacks decreased by $4,300,350 or 93%, revenue generated from wet canned pet foods decreased by $1,225,884 or 94%, from the year ended December 31, 2019 to the year ended December 31, 2020, respectively. In addition, revenue generated from dental health snacks decreased by $285,537 or 93%, from the year ended December 31, 2019 to the year ended December 31, 2020. The decrease was primarily due to decreased sales orders received and decreased sales volumes as affected by the COVID-19 outbreak and spread, which caused the suspension of our factory and business operations until May 2020, and our inability to fulfill customer orders on a timely basis due to disruption of supply chain and logistics caused by the COVID, as well as decrease of sales order, and our unfavorable selling price which led to our products became less attractive to customers.

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

The revenue generated from different countries are set forth as following:

	December 31			2020 vs	2019 vs
	2020	2019	2018	2019	2018
	$	$	$
South Korea	34,378	1,335,791	2,870,998	-97%	-53%
China	713,257	2,662,247	6,569,382	-73%	-59%
United Kingdom	-	1,573,546	2,415,043	-100%	-35%
Germany	-	2,062,110	2,522,149	-100%	-18%
Other countries	70,379	5,156,666	9,357,915	-99%	-45%
Less: Sale tax and addition	(2,789)	(142,105)	(61,450)	-98%	131%
Total revenues	815,225	12,648,255	23,674,037	-94%	-47%

“Other countries” is comprised of all countries whose revenues, individually, were less than 10% of the Company’s revenues.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Overall, our sales to China domestic market and overseas market both significantly decreased in 2020 as compared to 2019, mainly due to decreased sales volume of our products as affected by the negative impact of COVID-19 (coronavirus) as discussed above, as well as decrease in sales orders, and our unfavorable selling price.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Overall, our sales to most of the overseas countries significantly decreased in 2019 as compared to 2018. The decrease was due to the rejection of certain unprofitable orders, suspension of our E-commerce business and suspension of our manufacturing activities from late October 2019.

Cost of revenues

Our cost of revenues is primarily comprised of the cost of our raw materials, labor and factory overhead. Our cost of revenues, decreased by $13,314,075 or 93.95% for the year ended December 31, 2020 as compared to the year ended December 31, 2019. This decrease in cost of revenues was in line with the 93.55% decrease in our total net revenue for the year ended December 31, 2020 when sales orders and sales volume decreased. Our cost of revenues as a percentage of revenue was 105.13% and 112.04% for the years ended December 31, 2020, and 2019, respectively.

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

Gross margin

Our gross margin was negative 5.13% for the year ended December 31, 2020, compared with negative gross margin of 12.04% for the year ended December 31, 2019. The improvement in gross margin was mainly due to change in sales mix and more high margin products being sold in 2020 as compared to 2019.

Our gross margin was negative 12.04% for the year ended December 31, 2019, compared with negative gross margin of 17.12% for the year ended December 31, 2018. The improvement in gross margin was mainly due to the rejection of certain unprofitable orders and the slightly improvement in our cost management.

Operating expenses

Operating expenses were $1,884,102, and $5,435,616 for the years ended December 31, 2020 and 2019, respectively, a decrease of $3,551,514, or 65.34%. The ratio of operating expenses as a percentage of revenue increased from 42.98% for the year ended December 31, 2019 to 231.11% for the year ended December 31, 2020.

Selling expense was $117,993 and $920,237 for the years ended December 31, 2020, and 2019, respectively, a decrease of $802,244 or 87.18%. The decrease in our selling expense was in line with our decreased revenue in 2020. As our revenue declined, our distribution costs, sales promotion and marketing campaign related costs and sales commission paid to our sales teams decreased in 2020 as compared to 2019.

General and administrative expenses was $1,766,109, and $3,702,035 for the years ended December 31, 2020 and 2019 respectively, representing a decrease of $1,935,926, or 52.29%. The main reason for the decrease was because we have cut-down number of employees as a result of our business strategy adjustment when our business scale reduced in 2020, as a result, our salary paid to employees, office expenses incurred and business consulting expenses all decreased in 2020 as compared to 2019.

Operating expenses were $5,435,616, and $9,990,976 for the years ended December 31, 2019 and 2018, respectively, a decrease of $4,555,360, or 45.59%. The ratio of operating expenses as a percentage of revenue increased from 42.20% for the year ended December 31, 2018 to 42.98% for the year ended December 31, 2019.

Selling expense was $920,237 and $4,535,945 for the years ended December 31, 2019, and 2018, respectively, a decrease of $3,615,708 or negative 79.71%. The decrease in our selling expense was in line with our decreased revenue in 2019. As our revenue declined, our distribution costs, sales promotion and marketing campaign related costs and sales commission paid to our sales teams decreased in 2019 as compared to 2018.

General and administrative expenses was $3,702,035, and $2,792,858 for the years ended December 31, 2019 and 2018 respectively, representing an increase of $909,177, or 32.55%. The increase was mainly resulted from the increase in bad debt expenses and an increase in severance compensation to the employees due to suspension of production at our plants since late October 2019.

Our research and development expense was $Nil, $Nil and $1,062,582 for the years ended December 31, 2020, 2019 and 2018, respectively. Although we cut expenses to reduce operating losses of the years ended December 31, 2020 and 2019, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

Impairment of long-lived assets other than goodwill was $0 and $813,344 for the year ended December 31, 2020, and 2019. In 2019, we reassessed our long-lived assets using on a forecast of the Company’s future performance, and accordingly recognized approximately $0.8 million impairment loss measured based on their fair value of the assets in the consolidated financial statements for the year ended December 31, 2019. There was no additional impairment loss for the year ended December 31, 2020.

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

Impairment of goodwill was $Nil, Nil and $1,599,591 for the years ended December 31, 2020, 2019 and 2018, respectively. In 2018, we took full impairment provision for the goodwill generated in connection with the acquisition of TDH JAPAN and TDH Group BVBA. There was no such goodwill impairment in 2020 and 2019.

Loss from operations.

Our loss from operations was $1,925,937 for the year ended December 31, 2020, while our loss from operations was $6,958,496 for the year ended December 31, 2019. Our operating loss as a percentage of total revenues was negative 236.25%, and negative 55.02% for the years ended December 31, 2020 and 2019, respectively. The continuous loss from operation was mainly due to decreased sales revenue.

Our loss from operations was $6,958,496 for the year ended December 31, 2019, while our loss from operations was $14,043,772 for the year ended December 31, 2018. Our operating loss as a percentage of total revenues was negative 55.02%, and negative 59.32% for the years ended December 31, 2019 and 2018, respectively. The continuous deficit from operation was mainly due to the fact that our sales revenue continued to decrease, while the raw material cost increased continuously and significantly through the year. The decrease in loss from operations was the combined result of improvement in gross margin and decrease in operating expenses.

Income taxes expense (benefit).

Due to our continuous operating loss for the years ended December 31, 2020, 2019 and 2018, we reported minimal income tax benefit for the year ended December 31, 2020, and we did not report income tax provision for the years ended December 31, 2019 and 2018.

Net loss.

Our net loss was $874,668 or the year ended December 31, 2020, compared to the net loss of $8,625,427 for the year ended December 31, 2019. The decrease in our net loss was the combined result of improvement in gross margin and decrease in operating expenses as discussed above.

Our net loss was $8,625,427or the year ended December 31, 2019, compared to the net loss of $14,219,265 for the year ended December 31, 2018. The decrease in our net loss was the combined result of improvement in gross margin, decrease in operating expenses and temporary cessation of production from November 2019.

Liquidity and Capital Resources

For the years ended December 31, 2020, 2019 and 2018

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis.

As reflected in our consolidated financial statements, our revenue decreased by approximately $11.83 million from approximately $12.65 million in 2019 to approximately $0.82 million in 2020. Net cash used in operating activities amounted to approximately $2.63 million for the year ended December 31, 2020. As of December 31, 2020, we had a working capital deficit of approximately $8.55 million as compared to working capital deficit of approximately $7.3 million as of December 31, 2019. In addition, starting from November 2019, we temporarily suspended our manufacturing activities due to operating inefficiency, the suspension our manufacturing activities led to reduced sales and operating cash flows, and consequently caused our inability to make the payments to settle vendor bills and repay the bank loans upon maturity. As a result, in late 2019, some of our vendors and several financial institutions initiated lawsuits against us for payment. Our inability to resolve these matters satisfactorily had material adverse effect on the Company’s financial condition in 2020. Furthermore, in December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly throughout China and worldwide, which has caused significant volatility in the PRC and international markets. There has been significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak and all the other aspects of our operating challenges, including, but not limited to, the extending temporary closure of our facilities and operations until the middle of May 2020, pending lawsuits for supplier arrears, bank loans and employee compensation, limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and our inability to promote the sales to customers on a timely basis, our revenue for the year ended December 31, 2020 decreased significantly. Furthermore, certain premises including factory building and warehouse have been frozen for a period of three years following a court order issued in April 2020. These facts raise substantial doubt about our ability to continue as a going concern for the next 12 months from the date of this report.

In assessing our liquidity, management monitors and analyzes our cash and cash equivalent, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2020, we had cash and cash equivalent and restricted cash of approximately $6.75 million. We also had short-term investment of approximately $3.1 million, which are highly liquid and can be covered into cash and used in our operations if needed. We also had an aggregate approximately $9.4 million loans (including approximately $8.4 million short-term loans and approximately $0.99 million short-term loans from related parties). For the legal proceedings as of December 31, 2019 regarding our delayed repayment of certain bank loans upon maturity as described above, in March and April 2020, we received court rulings to require us to make an aggregate RMB 54.54 million (approximately $8.35 million) to the financial institutions. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million), among which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB based on the court order. The repayment has been completed as of the date of this filing. We plan to use $0.56 million auction proceeds to settle labor arbitration cases with our former employees. For the loans payable to QLRF, SPDB, Gaochuang and Postal Savings, we have not made the repayment to settle the debts as of December 31, 2020 and as of the date of this filing. Although we anticipate to settle these liabilities within 2021, at this point, we cannot predict and determine the exact timing of the settlements. However, if we fail to reach the agreement with our creditors or fail to make loan repayment to financial institutions mentioned above, Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into bankruptcy proceedings.

Based on our current financial conditions, our cash balance and revenues generated from our business operations may not be currently sufficient and cannot be projected to cover our future operating expenses and meet our obligations as they become due for the next twelve months after the date that our financial statements are issued.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include attempting to improve our business profitability, generating sufficient cash flow from our operations to meet our operating needs on a timely basis, and obtaining additional working capital funds through debt and equity financings in order to meet our anticipated cash requirements. We also plan to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. Given the operating difficulties and the COVID-19 outbreak, we resumed our business activities on May 18, 2020, with the support of the local government. We believe the negative impact of the COVID-19 coronavirus outbreak on our business to be temporary and our sales activities have begun to resume, which will help us to increase our sales in the near future. Due to the effects discussed above, to the extent that we experience an adverse operating environment, incur unanticipated capital expenditures, or if we decide to accelerate our growth, then substantial additional financing may be required. Currently, we are working to improve our liquidity and capital sources primarily through financial support from our principal shareholder and the exploration of debt or equity financing possibilities. In order to fully implement our business plan and sustain continued growth, we may also need to raise capital from outside investors. On December 2, 2020, we entered into subscription agreements with four accredited investors for the sale of 9,100,000 of the Company’s common shares at the price $0.30 per share for the gross proceeds of approximately $2.73 million. We received the $2.73 million proceeds in April 2021. Our expectation, therefore, is that we will seek to access the capital markets in both the U.S. and China to obtain additional funds as needed. At the present time, however, we do not have commitments of funds from any third party. No assurance can be given that additional financing, if required, would be available on favorable terms or at all. If we do not secure capital needed for our operations, we may have to temporarily suspend or to terminate our operations.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the date of this filing.

During the year ended December 31, 2020, our cash used in operating activities was $2,628,255, cash provided by investing activities was $3,355,189, cash used in financing activities was $589,358, and had the positive effect of prevailing exchange rates on our cash of $106,910. During the year ended December 31, 2019, our cash used in operating activities was $5,626,618, cash provided by investing activities was $113,552, cash provided by financing activities was $9,520,716 and we had the negative effect of prevailing exchange rates on our cash of $ 203,577.

Net cash used in operating activities for the year ended December 31, 2020 totaled $2,628,255. The activities were mainly comprised of a net loss of $874,668, depreciation and amortization of $391,351, fair value change of short-term investments $2,120,241, inventory write-down of $42,241, bad debt provision $74,190, an increase in interest payable $1,065,277, an increase in net accounts receivable of $112,177, a decrease in net inventory of $201,730, an increase in prepayment and other current net asset $29,363, a decrease in other current liabilities of $866,962, and a decrease in account payable of $416,506.

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

Net cash provided by investing activities for the year ended December 31, 2020 totaled $3,355,189, primarily include purchase of short-term investments of $38,743,908, proceeds from sale of short-term investments of $42,146,183, and payments to acquire property, plant and equipment of $47,086.

Net cash provided by investing activities for the year ended December 31, 2019 totaled $113,552. The activities were primarily comprised of $233,747 proceeds from disposal of property, plant and equipment, disposal of subsidiaries of $83, collections from related parties of $1,282, and offset by $121,560 payment to purchase property and equipment.

For the year ended December 31, 2020, net cash used in financing activities was $589,358, primarily include proceeds from borrowing of short-term loans of $107,829, borrowing of short term loan-related parties of $49,350, and repayment of short term loan of $746,437.

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

Loan facilities

In 2018, 2019 and 2020, we secured the following revolving lines of credit:

On August 10, 2016, we obtained a line of credit of approximately $705,676 (RMB 4,900,000) from Industrial & Commercial Bank of China - Qingdao Shinan Second Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon were repaid in full. On June 6, 2017, we drew down the full amount of this loan; the term of this loan is 15-day, with this loan bearing interest at approximately 120% of the prevailing PRC prime rate. On July 6, 2017, this loan was repaid in full. On July 12, 2017, we obtained a new line of credit of approximately $412,371 (RMB2,800,000) with the same lender. On July 14, 2017, we drew down the full amount of this loan. The loan maturity date is July 10, 2018 with annual interest rate of 5.22%. On July 9, 2018, this loan was repaid in full and the line of credit was recovered. On August 2, 2018, we drew down the full amount of this loan. The loan maturity date is July 16, 2019 with annual interest rate of 5.22%. In July 2019 this loan was repaid in full. The outstanding balance on this loan was $0 as of December 31, 2020.

On March 25, 2017, we obtained a line of credit of approximately $290,361 (RMB 2,000,000) from China Postal Savings Bank – Qingdao Weihai Road Sub Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon are repaid in full. On March 29, 2017, we drew down the full amount of this loan. The loan maturity date is March 28, 2018, bearing interest at approximately 140% of the prevailing PRC prime rate. On March 16, 2018, this loan was repaid in full and the line of credit is recovered. On March 21, 2018, we drew down the full amount of this loan. The loan maturity date is March 19, 2019 with annual interest rate of 6.96%. We made partial repayment of this loan during the year ended December 31, 2018 and the outstanding balance on this loan was approximately $147,000 (RMB 1,008,675) as of December 31, 2018. In 2019 we repaid the rest of the loan in full, and the outstanding balance on this loan was $0 as of December 31, 2020.

On November 23, 2017, we obtained a line of credit of approximately $614,779 (RMB 4,000,000) from China Postal Savings Bank – Qingdao Weihai Road Sub Branch (“CPSB”). The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon are repaid in full. On December 13, 2017, we drew down the full amount of this loan. The loan maturity date is December 12, 2018 with annual interest rate of 5.655%. On November 14, 2018, this loan was repaid in full and the line of credit is recovered. On November 19, 2018, we drew down the full amount of this loan. The loan maturity date is November 18, 2019 with annual interest rate of 5.22%. In 2019 we didn’t repay the loan when it came due, and the outstanding balance on this loan was approximately $608,893 (RMB 3,972,965) as of December 31, 2020. As of December 31, 2020, we were in default on the loan.

On April 29, 2019, we entered a line of credit of approximately $845,732 (RMB 5,900,000) from China Postal Savings Bank - Qingdao Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The term of this loan is one-year; the loan maturity date is April 17, 2020, with this loan bearing interest rate of 5.0025% at approximately 150% of the prevailing PRC prime rate. The outstanding balance of this loan was approximately $903,975 (RMB 5,898,347) as of December 31, 2020. As of December 31, 2020, we were in default on the loan.

For our defaulted loans payable to Postal Savings, as of December 31, 2020 and as of the date of this filing, we have not made the loan repayment to Postal Savings. Although we anticipate to settling with Postal Savings within 2021, we cannot predict when or if settlement will occur. If we fail to settle the liabilities, there is a potential risk that Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into a bankruptcy proceeding.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products and projects. Compared to $7,624,061 short-term loans outstanding as of December 31, 2019, we had $8,391,323 short-term loans outstanding as of December 31, 2020.

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

Capital Resources

As of December 31, 2020 and 2019

The following table provides certain selected balance sheets comparisons between years ended December 31, 2020 and 2019:

	December 31,
	2020	2019	Fluctuation	%
ASSETS
Cash and cash equivalents	$6,566,549	$5,114,175	1,452,374	28
Restricted cash	182,515	1,390,403	(1,207,888)	-87
Short-term investments	3,138,578	-	3,138,578	100
Accounts receivable, net	168,499	21,657	146,842	678
Advanced to suppliers, net	41,088	39,806	1,282	3
Inventories, net	247,245	473,216	(225,971)	-48
Prepayment and other current assets, net	172,481	153,633	18,848	12
Total current assets	10,516,955	7,192,890	3,324,065	46
Property, plant and equipment, net	6,636,995	6,562,669	74,326	1
Land use rights, net	1,009,005	973,224	35,781	4
Long-term investments	-	71,757	(71,757)	-100
Operating lease right-of-use assets	19,103	-	19,103	100
Operating lease right-of-use assets - related parties	270,852	286,670	(15,818)	-6
Total non-current assets	7,935,955	7,894,320	41,635	1
Total assets	$18,452,910	$15,087,210	3,365,700	22

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$3,209,763	$3,436,939	(227,176)	-7
Account payable - related parties	124,715	116,834	7,881	7
Notes payable	-	908,008	(908,008)	-100
Advances from customers	90,834	116,155	(25,321)	-22
Bank overdrafts	78,320	78,320	-	-
Short term loans	8,391,323	7,624,061	767,262	10
Short term loans - related parties	985,883	892,510	93,373	10
Taxes payable	60,729	57,521	3,208	6
Due to related parties	42,021	39,387	2,634	7
Operating lease liabilities, current	9,913	-	9,913	100
Operating lease liabilities - related parties, current	195,231	137,347	57,884	42
Other current liabilities	5,882,164	1,054,818	4,827,346	458
Total current liabilities	19,070,896	14,461,900	4,608,996	32
Operating lease liabilities - related party, non-current	274,794	286,875	(12,081)	-4
Deferred tax liabilities	-	1,036	(1,036)	-100
Total liabilities	19,345,690	14,749,811	4,595,879	31

We maintain cash and cash equivalents in mainland China, Hong Kong, New Zealand and U.S. on December 31, 2020 and in mainland China and U.S. on December 31, 2019.

	December 31,
Country	2020	2019
China (Mainland)	$2,960,253	$5,987,484
Hong Kong (through a broker account)	156,125	-
New Zealand (through a broker account)	3,623,001	-
U.S.	9,685	510,235
Total	$6,749,064	$6,497,719

The majority of our cash balances at December 31, 2020 are in form of USD and held in a broker accounts in New Zealand and Hong Kong and bank accounts at financial institutions located in China. The majority of our cash balance as of December 31, 2019 are in the form of RMB and held in bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents and restricted cash

As of December 31, 2020, cash and cash equivalents were $ 6,566,549, compared to $5,114,175 at December 31, 2019. The components of this increase of $244,486 reflected below.

	2020	2019
Net cash used in operating activities	$(2,628,255)	$(5,626,618)
Net cash provided by investing activities	3,355,189	113,552
Net cash provided by (used in) financing activities	(589,358)	9,520,716
Exchange rate effect on cash and restricted cash	106,910	(203,577)
Net cash inflow	$244,486	$3,804,073

We had current restricted cash of $182,515 and $1,390,403 as of December 31, 2020 and 2019, respectively, among which, $182,515 and $890,403 has been frozen by the court as a result of our current pending legal proceedings as disclosed above, respectively. The balances of notes payable were $0 and $908,008 as of December 31, 2020 and 2019 respectively. As the deposit was provided and only used by us as pledge for its bank acceptance notes and bank letters of credit, could not be used for other purposes during the term of the notes, and directly used to settle the liabilities when the bank acceptance notes and bank letters of credit became due, it was recorded as restricted cash as of December 31, 2019. Due to the pending legal proceedings, certain of our bank deposit under Tiandihui has been temporarily frozen by the court.

Short-term investments

During the year ended December 31, 2020, the Company acquired equity securities of certain publicly listed companies through various open market transactions. The Company’s investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with changes in fair value recognized in earnings. Changes in fair value, including realized gain of approximately $1.9 million and unrealized gain of approximately $0.2 million for the year ended December 31, 2020 was included in “investment income” in the accompanying consolidated statements of operations and comprehensive loss.

Accounts receivable

Accounts receivable, net as of December 31, 2020 was $168,499, an increase of $146,842 compared to $21,657 as of December 31, 2019. $16,656 and $612,249 allowance for credit losses was recorded for the years ended December 31, 2020 and 2019, respectively.

Inventories

As of December 31, 2020, our inventory balance was $247,245, a decrease of $225,971, or 47.75% compared to $473,216 as of December 31, 2019. The decrease was due to the fact that (1) the increasing raw material prices prevented us from storing extra inventory for the year ended December 31, 2020, (2) in 2020, the company’s sales orders decreased significantly.

Due to related parties

As of December 31, 2020, the balances of due to related parties were $42,021, an increase of $2,634 compared to $39,387 on December 31, 2019. The balance of due to related parties represented expenses incurred by related parties in the ordinary course of business, expense paid by related parties on behalf of the Company as well as the loans the Company obtained from related parties for working capital purpose. The loans owed to the related parties are interest free, unsecured and repayable on demand.

Property, plant and equipment, net

Property, plant and equipment, net as of December 31, 2020 were $6,636,995, an increase of $74,326 compared to $6,562,669, as of December 31, 2019. The company disposed certain property, plant and equipment during the year ended December 31, 2019. Depreciation expense for the years ended December 31, 2020 and 2019 was $363,098 and $543,311, respectively.

Land use rights, net

Land use rights, net as of December 31, 2020 were $1,009,005, an increase of $35,781 compared to $973,224 as of December 31, 2019. During the years ended December 31, 2020 and 2019, amortization expense amounted to $28,253 and $28,217, respectively.

Accounts payable and Notes payable

Accounts payable represents our commercial credit offered to the suppliers and notes payable was the bank acceptance notes to suppliers.

Accounts payable decreased by $227,176, to $3,209,763 as of December 31, 2020, from $3,436,939 as of December 31, 2019 due to our severe shortage of sales orders in 2020, we have reduced material purchases and inventory.

Notes payable decreased by $908,008, to $0 as of December 31, 2020, from $908,008 as of December 31, 2019.

Short term loan

Balance of short-term loan as of December 31, 2020 was $8,391,323, representing an increase of $767,262 or 10%, compared with balance of $7,624,061 as of December 31, 2019 due to nonpayment of the loans upon maturity and new borrowings incurred in 2020.

Taxes payable

Taxes payable represents the accrued enterprise income tax at the year end.

Balance of taxes payable as of December 31, 2020 was $60,729 representing an increase of $3,208, or 5.58%, compared with balance of $57,521 as of December 31, 2019.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

As of December 31, 2020, The Company was in default on substantially all of the outstanding loans. According to the contractual agreements and court judgements, the Company is obligated to make full repayment during the year ended December 31, 2021. The following table summarizes our contractual obligations as of December 31, 2020, and the effect of these obligations expected to have on our liquidity and cash flows in future periods:

2021	$9,598,388
2022	50,741
2023	53,785
2024	57,013
2025	60,433
Thereafter	97,022
Total	$9,917,382

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for credit losses, write-down in value of inventories and income taxes including the valuation allowance for deferred tax assets. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Inventories

Inventories, consisting of raw materials, work in progress, and finished goods, are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis. The valuation of inventory requires us to estimate excess and slow-moving inventory. We evaluate the recoverability of our inventory based on assumption about expected demand, market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded impairment loss on long-lived assets other than goodwill of $0, $813,344 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. The Company recorded impairment of goodwill of $0, $0 and $1,599,591 for the years ended December 31, 2020, 2019 and 2018, respectively.

Lease Commitments

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (together with all amendments subsequently issued thereto, “ASC Topic 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among others, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease.

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

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period. The Company does not have finance lease arrangements as of December 31, 2020 and 2019.

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

Revenue Recognition

Revenue is measured according to ASC Topic 606, Revenue from Contracts with Customers. Revenue for sale of products is derived from contracts with customers, which primarily include the sale of pet food products. The Company recognizes revenue upon transfer of control of promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.

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

The allowance for sales returns recorded by the Company was $0, $0.06 million and $0.89 million for the years ended December 31, 2020, 2019 and 2018, respectively. The Company does not provide rebate, pricing protection or any other concessions to its customers.

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

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2020 and 2019, the Company recorded contract liabilities of $90,834 and $116,155, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2020 and 2019, the Company recognized $56,983 and $158,274 of contract liabilities as revenue, respectively.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK, TDH Foods and TDH Petfood LLC is United States dollar. The functional currency of Tiandihui, Tiandihui Pet Foodstuffs, Tiandihui Foodstuffs Sales and Chongai Jiujiu, is Renminbi (“RMB”). The functional currency of TDH Group BVBA is Euro (“€”). The functional currency of TDH JAPAN is Yen (“¥”). For the subsidiaries whose functional currencies are RMB, Euro and Yen, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of operations.

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2020	6.5277	6.9001
Year ended December 31, 2019	6.9680	6.9088

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2020	0.8153	0.8772
Year ended December 31, 2019	0.8916	0.8934

The exchange rates used to translate amounts in Yen into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=¥):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2020	103.1589	106.7408
Year ended December 31, 2019	108.6384	109.0086

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

The Company measures certain financial assets, including the investment under the measurement alternative method and equity method on other-than-temporary basis, intangible assets and fixed assets at fair value when an impairment charge is recognized.

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

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investment, accounts receivable, advances to suppliers, inventories, prepayments and other current assets, accounts payable, notes payables, advances from customers, taxes payable, bank overdrafts, short term loans and other current liabilities, the carrying amounts approximate their fair values due to the short maturities.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”) as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards. ASU 2019-12 removes certain exceptions from Topic 740, Income Taxes, including (i) the exception to the incremental approach for intra period tax allocation; (ii) the exception to accounting for basis differences when there are ownership changes in foreign investments; and (iii) the exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses. ASU 2019-12 also simplifies GAAP in several other areas of Topic 740 such as (i) franchise taxes and other taxes partially based on income; (ii) transactions with a government that result in a step up in the tax basis of goodwill; (iii) separate financial statements of entities not subject to tax; and (iv) enacted changes in tax laws in interim periods. ASU 2019-12 is effective for public entities for annual reporting periods and interim periods within those years beginning after December 15, 2020, and early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2019-12 on its consolidated financial statements and related disclosures.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.6% in 2020, 2.3% in 2019, and 3.1% in 2018.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of June 12, 2020:

Name	Age	Position
Rongfeng Cui	49	Chairman, Class A Director
Dandan Liu	33	Chief Executive Officer, Class A Director
Feng Zhang	38	Chief Financial Officer, Corporate Secretary
Caifen Zou(1) (2) (3)	56	Class B Director, independent
Qiu Li (1) (2) (3)	60	Class B Director, independent
Owens Meng (1) (2) (3)	43	Class C Director, independent

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

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

Dandan Liu was appointed as the Company’s Chief Executive Officer effective as of August 2, 2019. Dandan Liu has served as a Class A director of the Company since February 2019. Ms. Liu founded Beijing Houxin Investments Co., Ltd. in June 2012 and served as its Chief Executive Officer and Chairman from June 2012 to July 2020. Ms. Liu’s valuable entrepreneurial, management, and investment experience together with her in-depth knowledge of the Company provide her with the qualifications and skills to serve as a director of our Company.

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

The following table shows the annual compensation paid by us for the years ended December 31, 2020 and 2019 to our principal executive officers. No officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Year	Salary ($)	Bonus ($)	Total Paid ($)
Dandan Liu (1)	2020	60,000	-	0
CEO and director	2019	5,000	-	-

Feng Zhang (2)	2020	30,850	-	-
CFO	2019	-	-	-

Rongfeng Cui (3)	2020	-	-	-
Chairman, former President and former CEO	2019	14,585	-	13,549

Cui Rongbing (4)	2020	-	-	-
Former CFO and former director	2019	17,768	-	10,386

(1)	Appointed as the Company’s Chief Executive Officer effective as of August 2, 2019.
(2)	Appointed as the Company’s Chief Financial Officer on February 19, 2020.
(3)	The Company’s former President and former CEO was removed by the Company’s Board effective as of August 2, 2019.
(4)	The Company’s former CFO; the Company determined not to renew his initial term of employment expiring on August 31, 2019 for another term.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We paid $10,000 compensation to each of our non-employee directors during each of the years ended December 31, 2020 and 2019.

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

Retirement Benefits

As of December 31, 2020, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

The Company terminated Rongfeng Cui’s (former CEO) employment agreement in accordance with its terms. Cui Rongbing’s (former CFO) employment agreement with the Company expired on August 31, 2019, and was not renewed for another term.

Employment agreement with Dandan Liu, CEO

On August 2, 2019, TDH Holdings, Inc. entered into an employment agreement with Dandan Liu to serve in the role of Chief Executive Officer for the initial period of 3 years (commencing as of August 2, 2019 and terminating on July 31, 2022), which term may be automatically renewed for another 3 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Ms. Liu’s salary is USD 1,000 per month until end of December 2019. Thereafter Ms. Liu’s annual salary is USD 60,000 payable in 12 equal monthly installments until July 31, 2022. Ms. Liu may be eligible to receive an annual bonus in the amount of 10% of the growth in book value as of the last fiscal year end, subject to review of corporate performance goals set forth by the Compensation Committee. The Compensation Committee will have the sole discretion whether Ms. Liu is entitled to the bonus and the amount of the payment, if any. The employment agreement may be terminated by either party upon 60 days advance notice to the other party. The Company will reimburse Ms. Liu for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of her duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

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

Our Audit Committee consists of Caifen Zou, Qiu Li, and Owens Meng, with Owens Meng serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Lei Wang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

	2018	2019	2020
Number of Employees	204	50	54

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 54,949,995 shares issued and outstanding as of April 26, 2021. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Building 10, 1388 Taifa Road, Huangdao District, Qingdao, Shandong Province, PRC.

Name of Beneficial Owner	Shares Owned	Percentage
Dandan Liu	27,093,921	49.31%
Rongfeng Cui (1)	2,287,324	4.16%
Feng Zhang	-	-
Caifen Zou (1)	-	-
Qiu Li (1)	-	-
Owens Meng (1)	-	-
Directors & executive officers as a group (6 persons)	29,381,245	53.47%

Easthill Capital Management LLC (2)	5,400,000	9.83%
Zou Ventures LLC	5,400,000	9.83%
Zuhua Zou	5,100,000	9.28%

(1)	Independent director.
(2)	Mailing address of this shareholder is One League, Unit 62317, Irvine CA 92602. Mr. Philip Zou, the managing member of Easthill Capital Management, LLC, has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares.

B.	Related Party Transactions

Due from related parties, net

Due from related parties, net consisted of the following:

	December 31,	December 31,
	2020	2019
Tide	$46	$43
Rongfeng Cui	44,484	41,673
Less: Allowance for credit losses	(44,530)	(41,716)
Due from related parties, net	$-	$-

The balance of due from Tide represents operating expenses paid by the Company on behalf of Tide. The balances of due from Rongfeng Cui represents overseas trade receivables collected by him on behalf of the Company.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2020	2019
Rongbing Cui	10,724	10,046
Rongfeng Cui	31,297	29,341
Total	$42,021	$39,387

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short term loans from related parties

	December 31,	December 31,
	2020	2019
Rongfeng Cui	$782,773	$751,029
Yuxiang Qi	172,471	112,778
Yan Fu	30,639	28,703
Total	$985,883	$892,510

In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 is due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the years ended December 31, 2019 and 2020 nor subsequently, such default may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short term loans – related parties as of December 31, 2020 and 2019. The Company is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time.

The Company borrowed unsecured short term loans from related parties in the amount of $49,350 and $4,791,403 during the years ended December 31, 2020 and 2019, respectively. Interest rate for the loans outstanding during the year ended December 31, 2020 ranged from 0% to 25% per annum. The Company made repayment in the amount of $0 and $1,080,947 during the years ended December 31, 2020 and 2019, respectively.

Modification of Loans from related party

In January 2018, the Company entered into a loan agreement with Dandan Liu. In May 2018, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019. The loan was repaid in full during the year ended December 31, 2019.

In June 2018, the Company entered into a loan agreement with Yuxiang Qi. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019. As of December 31, 2020 and 2019, the Company was in default of this loan, and was subject to 24% annual interest rate.

The Company analyzed the amendments under ASC 470-50 and concluded that these amendments did not qualify for debt modification.

The interest expenses for loans from related parties amounted to $43,835, $632,251 and $95,091 for the years ended December 31, 2020,2019 and 2018, respectively.

Sales to related parties, purchases from related parties and services provided by related parties

	For the Years Ended December 31,
	2020	2019	2018
SALES TO:
Like	$-	$-	$1,167,933
Zhenyu	-	5,778	-
Quanmin Chongai	-	187,063	-
Liujiayi	-	-	25,832
TDH Group BVBA	-	-	325,766
Total Sales	$-	$192,841	$1,519,531
PURCHASES FROM:
Zhenyu	$-	$-	$28,872
TDH Group BVBA	-	-	2,689
Total Purchases	$-	$-	$31,561
SERVICE PROVIDED BY:
Hanyinhe	$-	$-	$9,373
TDH Group BVBA	-	-	278,396
TDH JAPAN	-	-	134,181
Total Services Consumed	$-	$-	$421,950

For the years ended December 31, 2020, 2019 and 2018, the cost of revenue in connection with sales to related parties were $0, $178,636 and $1,448,533, respectively, which were included in cost of revenue-related parties in the accompanying consolidated statement of operations and comprehensive loss.

During the years ended December 31, 2020, 2019 and 2018, inventories purchased from related parties in the amount of $0, $0 and $26,698, respectively, were used and sold and included in cost of revenue in the accompanying consolidated statements of operations and comprehensive loss.

Accounts receivables from related parties, net

	December 31,	December 31,
	2020	2019
Like	$-	$96,580
Quanmin Chongai	-	29,509
Less: Allowance for credited losses	-	(126,089)
Accounts receivables – related parties, net	$-	$-

Accounts payable to related parties

	December 31,	December 31,
	2020	2019
Yinhe Jiutian	$119,629	$112,069
Kangkang Family Farm	5,022	4,705
Zhenyu Trading	64	60
Total	$124,715	$116,834

Leases from related parties

The Company has entered into certain lease agreements with its related parties. Operating lease right-of-use assets and operating lease liabilities arising from leases with related parties are as follows:

	December 31,	December 31,
	2020	2019
Operating lease right-of-use assets, related parties	270,852	286,670
Operating lease liability-related parties, current	195,231	137,347
Operating lease liabilities-related party, non-current	274,794	286,875
Total operating lease liabilities, related parties	$470,025	$424,222

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

Except as set forth below, we are not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

●

Legal claims by vendors and lenders. During the months of November 2019 to April 2021, the Company has been a subject of 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with interest and costs. As of the date of this Annual Report, the creditors of 44 cases have reached civil conciliation letters with our company, and the court has issued civil judgments in 9 cases, another four withdrew their cases for reasons including lack of evidence. The mediation and judgment is estimated approximately RMB13.86 million (USD2.12 million). On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million). We plan to use $1.3 million auction proceeds to partially settle the legal claims with some of the vendors and also seek other possible mediation plan to further settle the legal claims with vendors. As of the date of this filing, the settlement is still in progress and we anticipate to reach agreements with the vendors soon.

On December 2, 2019, Qingdao Lingang Real Estate Co., Ltd. (“QLRE”), filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The Company entered into a loan agreement with QLRE in 2018 and borrowed RMB20 million (USD3.18 million) from QLRE ub connection of purchase of a factory. The loan was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The Company failed to make repayment to QLRE on time. On March 4, 2020, the Court has ruled that: (i) the Company to repay QLRE with loan principal of RMB 20 million plus interest of RMB 550,000 accrued as of October 31, 2019; The payment should be made within 10 business days after the court ruling takes effect (ii) assume and pay the interest at the rate of 2% per month for the period from the date of November 1, 2019 to the date of full discharge of the debt. If the debt not paid within the required timeframe, interest shall be doubled from the date of court order takes effective until the date of full discharge of the debt; (iii) Rongfeng Cui and Yanjuan Wang, as guarantors, shall bear joint and several responsibilities for clearing the debts and (iv) The Company and Rongfeng Cui shall jointly bear the litigation fee of RMB77,000 (USD$11,933). As of December 31, 2020 and as of the date of this filing, we have not made the loan repayment to QLRE. Although we anticipate to settle the liabilities with QLRE within 2021, at this point, we cannot predict and determine the exact timing of the settlement. If we eventually fail to settle the debt liabilities, there is a potential risk that Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into bankruptcy proceeding.

On January 15, 2020, China Construction Bank (“CCB”), instituted a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The plaintiff alleges that it executed a loan agreement with the Company in the amount of RMB19.93 million (USD3.08 million) for the purchase of manufacturing facility and the associated land use right located at Lingang Economic Development Zone, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The loan with CCB was guaranteed by Rongfeng Cui and Yanjuan Wang, pledged by the aforementioned manufacturing facilities and associated land use right. On April 14, 2020, the Court has ruled that i) the Company to repay RMB19.93 million (USD3.25 million) of principal and accrued interest to CCB, ii) to execute the sale of the mortgaged property and iii) Rongfeng Cui and Yanjuan Wang to bear joint and several security liability for the payment. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million), among which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB based on the court order. The repayment has been completed as of the date of this filing.

On November 11, 2019, Shanghai Pudong Development Bank Qingdao Branch(“SPDB”), filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB to borrow an aggregate of RMB4.85 million (USD0.75 million) from SPDB for working capital purpose. The borrowing from SPDB was guaranteed by Rongfeng Cui and Yanjuan Wang, pledged by land use right and real property of Saike and a real property of Rongfeng Cui and Yanjuan Wang. The Company failed to make repayment to SPDB on time. On October 24, 2020, the court has ruled that, (i) the Company to repay SPDB with bank acceptance draft principals and interest at the annual interest rate of 18.25%. The payment should be made within 10 business days after the court ruling takes effect. If the debt not paid within the required timeframe, interest shall be doubled from the date of court order takes effective until the date of full discharge of the debt (ii) the Company to bear the litigation fees of RMB156,880 (USD 24,312), (iii) Rongfeng Cui and Yanjuan Wang, as guarantors, shall bear joint and several responsibilities for clearing the debts and (iv) if the court decide to auction the pledged land use right and real properties, SPDB shall have the priority right of the repayment from the auction proceeds. As of December 31, 2020 and as of the date of this filing, we have not made the repayment to SPDB. Although we anticipate to settle the liabilities with SPDB within 2021, at this point, we cannot predict and determine the exact timing of the settlement. If we eventually fail to settle the debt liabilities, there is a potential risk that Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into bankruptcy proceeding.

On December 10, 2019, Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), initiated a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB for bank acceptance draft and Gaochuang executed the guarantee of SPDB bank acceptance deposit on behalf of the Company in the amount of RMB1.2 million (USD0.19 million). The Company failed to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang upon the bank acceptance draft maturity date. The deposit made by Gaochuang was guaranteed by certain of the Company’s fixed assets and patent. Saike, Rongfeng Cui and Yanjuan Wang are also subject to joint and several responsibilities. On December 29, 2020, the court has ruled that, (i) the Company to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang and the interest at the annual interest rate of 4.15%. The payment should be made within 10 business days after the court ruling takes effect. If the debt not paid within the required timeframe, interest shall be doubled from the date of court order takes effective until the date of full discharge of the debt (ii) the Company to bear the litigation fees of RMB83,127(USD 12,882) and (iii) if the court decides to auction the pledged fixed assets and patent, Gaochuang shall have the priority right of the repayment from the auction proceeds. As of December 31, 2020 and as of the date of this filing, we have not made the repayment to Gaochuang. Although we anticipate to settle the liabilities with Gaochuang within 2021, at this point, we cannot predict and determine the exact timing of the settlement. If we eventually fail to settle the debt liabilities, there is a potential risk that Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into bankruptcy proceeding.

On May 6, 2020, the Postal Savings Bank of China Limited Weihai Road Sub-branch of Qingdao North District (hereinafter referred to as Postal Savings) filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui and Yanjuan Wang. The Company entered into two loan agreements with Postal Savings in 2018 and 2019, respectively, and borrowed RMB9.9 million ($1.53 million) in aggregate. The loans are guaranteed by Rongfeng Cui and Yanjuan Wang, pledged by a real property of the Company and a real property of Rongfeng Cui. The Company failed to make repayment to Postal Savings on time. In June 2020, the court has ruled that, i) the Company to repay Postal Savings with principals and interest of the loan, ii) the Company to bear the litigation fees incurred by Postal Savings, iii) if the court decide to auction the pledged real properties, Postal Savings shall have the priority right of the repayment from the auction proceeds and iv) Rongfeng Cui and Yanjuan Wang, as guarantors, shall bear joint and several responsibilities for clearing the debts. As of December 31, 2020 and as of the date of this filing, we have not made the repayment to Postal Savings. Although we anticipate to settle the liabilities with Postal Savings within 2021, at this point, we cannot predict and determine the exact timing of the settlements. If we eventually fail to settle the debt liabilities, there is a potential risk that Qingdao Tiandihui Foodstuffs Co., Ltd. may be forced into bankruptcy proceeding.

●	Labor arbitration claims by former employees. The Company estimates that its headcount will reduce to around 54 full-time employees through the end of this adjustment period. As a result of the layoffs, certain of the Company’s former employees commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB3.68 million (USD0.56 million). As of the reporting date, there were 98 labor arbitrations, of which 6 reached a settlement at the first instance stage, and 92 decisions of the second instance have taken effect. The Company accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019. Upon ruling of these cases, the Company further accrued approximately $0.1 million wage and/or severance payables in other current liabilities on the consolidated balance sheet as of December 31, 2020 and recognized losses of approximately $0.1 million for the year ended December 31, 2020. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were actioned by the court for $5,098,461 (RMB 33.14 million). We plan to use $0.56 million auction proceeds to settle the labor arbitration cases with our former employees.

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

	Shares
	High	Low
Quarterly and Monthly Highs and Lows
1st Quarter 2019	6.8764	6.6840
2nd Quarter 2019	6.9212	6.6691
3rd Quarter 2019	7.1748	6.7845
4th Quarter 2019	7.1668	6.9602

1st Quarter 2020	7.1011	6.8870
2nd Quarter 2020	7.1518	6.9924
3rd Quarter 2020	7.0710	6.7591
4th Quarter 2020	6.8101	6.5236

1st Quarter 2021	6.5408	6.4391

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the NASDAQ Stock Market under the symbols PETZ, since September 21, 2017, following the completion of our initial public offering.

On October 29, 2019, the Company received Nasdaq confirmation of the Company’s regaining technical compliance with the minimum stockholders’ equity rule and with other applicable requirements as set forth in the Panel’s decision following an oral hearing in August 2019. In connection with this confirmation, the Nasdaq Panel imposes a Panel Monitor under Listing Rule 5815(d)(4)(A) until October 30, 2020 for the purposes of monitoring the Company’s continued compliance with the stockholders’ equity requirement. The decision provided that if and to the extent the Company’s stockholders’ equity fell below $2.5 million and the Company did not qualify for listing under an alternative to the stockholders’ equity rule, the Panel (or a newly convened Panel if the initial Panel is unavailable) would promptly conduct a hearing with respect to this deficiency, and the Company’s securities could be delisted from Nasdaq. During the monitoring period, the Company was obligated to notify the Panel, in writing, in the event its stockholders’ equity fell below $2.5 million for any reason, or if the Company otherwise fell out of compliance with any other applicable listing requirement. In the event that the Company failed to comply with any other requirement for continued listing during the monitoring period, the Company would have been provided written notice of the deficiency and an opportunity to present a definitive plan to regain compliance to the Panel. The Panel would thereafter render a determination with respect to the Company’s continued listing on Nasdaq. On November 12, 2020, the Company, was informed that, following a 12-month compliance monitoring period under a Panel Monitor pursuant to a Compliance with Monitor letter dated October 29, 2019, the Company was currently in compliance with applicable Nasdaq Listing Rules, and the Panel has determined to continue the listing of the Company’s securities on The Nasdaq Stock Market. There is no assurance that the Company will remain in compliance with the continued listing criteria. If it fails to remain in compliance its securities could be delisted. If the Company is delisted from Nasdaq, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares.

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

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, last amended in February 2017 and became effective as of January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (the “Certifying Measures”), which retroactively became effective on January 1, 2008 and was amended on January 29, 2016. Under the EIT Law and the Certifying Measures, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Tiandihui was granted the high and new technology enterprise (“HNTE”) qualification valid until the year end of December 2018. The Company was subject to 25% income tax rate in 2019 and 2020. There can be no assurance, however, that Tiandihui will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Tiandihui’s “high and new technology enterprise” status in the future. Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Tiandihui and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

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

PRC Business Tax and VAT

Pursuant to the Provisional Regulation of China on Business Tax last amended on November 10, 2008 and effective as of January 1, 2009 and the Detailed Rules for the Implementation of the Provisional Regulation of China on Business Tax last amended on October 28, 2011 and effective as of November 1, 2011, all entities and individuals engaged in providing taxable services, transfer of intangible assets or the sale of real estate are subject to business tax. According to the Provisional Regulations of the People’s Republic of China on Value-added Tax (2017), which were revised and came into effect on November 20, 2017, the sales of goods, processing, repair and replacement services, sales of services, intangible assets, immovable property and imported goods within the territory of the People’s Republic of China must pay VAT. The amount of VAT payable is calculated as “output VAT” minus “input VAT”, and the rates of VAT are 13% or 9% for sales of our goods as determined by State Administration of Taxation.

People’s Republic of China Taxation

Under the EIT law and EIT Rules, both of which became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Certifying Measures, which retroactively became effective on January 1, 2008 and was amended on January 29, 2016 provide that certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Tiandihui was granted the HNTE qualification valid for three years commencing on December 2, 2016. Tiandihui’s status as a “high-tech enterprise” was automatically revoked by the relevant government departments when it expired on December 2, 2019. We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and Rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC Subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has tax treaty with China that provides for a different withholding arrangement.

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

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. In 2020, we had $5.11 million weighted average outstanding bank loans, with weighted average effective interest rate of 9.03%. In 2019, we had $4.73 million weighted average outstanding bank loans, with weighted average effective interest rate of 5.54%. In the year 2018, we had $1.87 million weight average outstanding bank loans, with weighted average effective interest rate of 6.06%.

As of December 31, 2020, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been $3,387, lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

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

Foreign Currency Risk

Our functional currency is the RMB, Euro and Yen, and our financial statements are presented in U.S. dollar. We mainly use RMB in domestic transaction, and the transaction settled with Euro and Yen are immaterial. The RMB appreciated against the U.S. dollar by 6.5% in 2020 and depreciated by 4.1% in 2019. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

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

As of December 31, 2020, there has been approximately USD12.78 million default of indebtedness and there is no any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2020 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the Certifying Officers concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were not effective as of December 31, 2020.

The material weakness identified by our management was a lack of control procedures implemented to ensure the Company’s business is not adversely affected after the change of the key member of the management team. As the Company suffered from many operating difficulties in 2019, the former Chief Executive Officer, General Manager, Chief Financial Officer, Chief Production Officer and other senior executives of Tiandihui left the Company at different times, resulting in the lack of continuity and coherence in the Company’s operations and management throughout 2020.

In order to address the foregoing material weakness, we have put in place additional controls, including, among others, hiring and replacing certain management team members. Our CEO has established a new management team to deal with operation management challenges of the Company, and our CFO has been working on improving the Company’s financial and reporting functions. Overall, the Company is working through and standardizing its business processes, instituting business procedures and adding controls and additional supervision, particularly, in the areas of control duties and data sharing and supervision so as to provide effective means of linking various functions and departments within the Company.

We intend to complete the remediation effort on or before the end of the 2021 fiscal year and will conduct periodic assessments of the state of the Company’s financial reporting measures and systems, as a whole.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on these evaluations, our management concluded that, due to the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2020.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by MaloneBailey, LLP for the periods indicated:

	December 31, 2020	December 31, 2019
Audit Fees	$195,000	$160,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$195,000	$160,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchases of our securities were made by us or our affiliates in 2020.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE

None.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement (5)
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (3).
10.1	Employment Agreement between the Registrant and its CEO (5).
10.2	Employment Agreement between the Registrant and its CFO (5).
10.3	Form of Indemnification Escrow Agreement (3).
10.4	English Translation of Sweet Potato Purchase Agreement (2).
10.5	English Translation of 2015 PSBC Facility Agreement (2).
10.6	English Translation of 2017 PSBC Facility Agreement (2).
10.7	English Translation of 2015 PSBC Working Capital Loan Contract (2).
10.8	English Translation of 2017 PSBC Working Capital Loan Contract (2).
10.9	English Translation of ICBC Online Revolving Loan Contract (2).
10.10	English Translation of the Beijing Jingdong Century Trading Co., Ltd. Food Purchase Agreement (3).
10.11	Form of Lockup Agreement (3).
10.12	English Translation of ICBC Revolving Loan Agreement (4).
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (3).
21.1	List of Subsidiaries of the Registrant (5).
99.1	Charter of the Audit Committee (3).
99.2	Charter of the Compensation Committee (3).
99.3	Charter of the Nominating Committee (3).
99.4	Press Release dated April 26, 2021.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference from the previously filed as part of the registration statement DRS F-1 filed with the SEC on March 30, 2017.
(2)	Incorporated by reference from the previously filed as part of the registration statement DRS F-1 filed with the SEC on May 24, 2017.
(3)	Incorporated by reference from the previously filed as part of the registration statement DRS F-1 filed with the SEC on June 23, 2017.
(4)	Incorporated by reference from the previously filed as part of the registration statement Form F-1 (File No. 333-219896) filed with the SEC on August 11, 2017.
(5)	Incorporated by reference from the previously filed as part of the registration statement Form F-1 (File No. 333-219896) filed with the SEC on August 30, 2017.
(6)	Incorporated by reference from the previously filed as part of the registration statement Form F-1 (File No. 333-219896) filed with the SEC on September 13, 2017.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDH Holdings, Inc.

April 26, 2021	By:	/s/ Dandan Liu
		Name:	Dandan Liu
		Title:	Chief Executive Officer (Principal Executive Officer)

TDH Holdings, Inc.

April 26, 2021	By:	/s/ Feng Zhang
		Name:	Feng Zhang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

TDH HOLDINGS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

TDH Holdings, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TDH Holdings, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Houston, Texas

April 26, 2021

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,566,549	$5,114,175
Restricted cash	182,515	1,390,403
Short-term investments	3,138,578	-
Accounts receivable, net	168,499	21,657
Advances to suppliers, net	41,088	39,806
Inventories, net	247,245	473,216
Prepayments and other current assets, net	172,481	153,633
Total current assets	10,516,955	7,192,890
NON-CURRENT ASSETS
Property, plant and equipment, net	6,636,995	6,562,669
Land use rights, net	1,009,005	973,224
Long-term investments	-	71,757
Operating lease right-of-use assets	19,103	-
Operating lease right-of-use assets - related parties	270,852	286,670
Total non-current assets	7,935,955	7,894,320
Total assets	$18,452,910	$15,087,210

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$3,209,763	$3,436,939
Accounts payable - related parties	124,715	116,834
Notes payable	-	908,008
Advances from customers	90,834	116,155
Bank overdrafts	78,320	78,320
Short-term loans	8,391,323	7,624,061
Short-term loans - related parties	985,883	892,510
Taxes payable	60,729	57,521
Due to related parties	42,021	39,387
Operating lease liabilities, current	9,913	-
Operating lease liabilities - related parties, current	195,231	137,347
Other current liabilities	5,882,164	1,054,818
Total current liabilities	19,070,896	14,461,900
NON-CURRENT LIABILITIES:
Deferred tax liabilities	-	1,036
Operating lease liabilities - related party, non-current	274,794	286,875
Total liabilities	19,345,690	14,749,811
STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock ($0.001 par value; 200,000,000 shares authorized; 45,849,995 shares issued and outstanding at December 31, 2020 and 2019)	45,850	45,850
Additional paid-in capital	21,963,570	21,963,678
Statutory reserves	160,014	160,014
Accumulated deficit	(22,849,319)	(21,974,651)
Accumulated other comprehensive income (loss)	(212,895)	142,516
Total TDH Holdings, Inc. stockholders’ equity (deficit)	(892,780)	337,407
Noncontrolling interest	-	(8)
Total stockholders’ equity (deficit)	(892,780)	337,399
Total liabilities and stockholders’ equity (deficit)	$18,452,910	$15,087,210

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For The Years Ended December 31,
	2020	2019	2018
Net revenue	$815,225	$12,455,414	$22,154,506
Net revenue - related parties	-	192,841	1,519,531
Total revenue	815,225	12,648,255	23,674,037
Cost of revenue	857,060	13,992,499	26,278,300
Cost of revenue - related parties	-	178,636	1,448,533
Total cost of revenue	857,060	14,171,135	27,726,833
Gross loss	(41,835)	(1,522,880)	(4,052,796)
Operating expenses:
Selling expense	117,993	920,237	4,535,945
General and administrative expense	1,766,109	3,702,035	2,792,858
Research and development expense	-	-	1,062,582
Impairment of long-lived assets other than goodwill	-	813,344	-
Impairment of goodwill	-	-	1,599,591
Total operating expenses	1,884,102	5,435,616	9,990,976
Loss from operations	(1,925,937)	(6,958,496)	(14,043,772)
Interest expense	(1,180,489)	(1,378,755)	(233,101)
Government subsidies	8,651	129,255	81,882
Other income	137,163	1,189	20,242
Other expense	(35,197)	(290,655)	(26,992)
Investment income, net	2,120,241	-	-
Loss from equity method investment	-	(127,965)	(17,524)
Total other income (expenses)	1,050,369	(1,666,931)	(175,493)
Loss before income tax benefit	(875,568)	(8,625,427)	(14,219,265)
Income tax benefit	(900)	-	-
Net loss	(874,668)	(8,625,427)	(14,219,265)
Less: Net loss attributable to non-controlling interest	-	(8)	(40)
Net loss attributable to TDH Holdings, Inc.	$(874,668)	$(8,625,419)	$(14,219,225)
Comprehensive loss
Net loss	$(874,668)	$(8,625,427)	$(14,219,265)
Other comprehensive loss
Foreign currency translation adjustment	(355,411)	(100,954)	(65,123)
Total comprehensive loss	(1,230,079)	(8,726,381)	(14,284,388)
Less: Comprehensive loss attributable to noncontrolling interest	-	(8)	(347)
Comprehensive loss attributable to TDH Holdings, Inc.	$(1,230,079)	$(8,726,373)	$(14,284,041)

Loss per common share attributable to TDH Holdings, Inc.
Basic	$(0.02)	$(0.41)	$(1.49)
Diluted	$(0.02)	$(0.41)	$(1.49)
Weighted average common shares outstanding
Basic	45,849,995	21,022,598	9,558,493
Diluted	45,849,995	21,022,598	9,558,493

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Number of Shares	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable	Statutory Reserves	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
Balance, January 1, 2018	9,423,750	$9,424	$9,947,084	$(100,000)	$160,014	$869,993	$308,286	$-	$11,194,801
Net loss	-	-	-	-	-	(14,219,225)	-	(40)	(14,219,265)
Issuance of common shares for business acquisition	1,092,912	1,093	1,051,927	-	-	-	-	-	1,053,020
Collection of stock subscription receivable	-	-	-	100,000	-	-	-	-	100,000
Foreign currency translation adjustment	-	-	-	-	-	-	(64,816)	(307)	(65,123)
Balance, December 31, 2018	10,516,662	$10,517	$10,999,011	$-	$160,014	$(13,349,232)	$243,470	$(347)	$(1,936,567)

Net loss	-	-	-	-	-	(8,625,419)	-	(8)	(8,625,427)
Issuance of common shares	35,333,333	35,333	10,964,667	-	-	-	-	-	11,000,000
Disposal of noncontrolling interest	-	-	-	-	-	-	-	347	347
Foreign currency translation adjustment	-	-	-	-	-	-	(100,954)	-	(100,954)
Balance, December 31, 2019	45,849,995	$45,850	$21,963,678	$-	$160,014	$(21,974,651)	$142,516	$(8)	$337,399

Net Loss	-	-	-	-	-	(874,668)	-	-	(874,668)
Foreign currency translation adjustment	-	-	-	-	-	-	(355,411)	-	(355,411)
Purchase of noncontrolling interest	-	-	(108)	-	-	-	-	8	(100)
Balance, December 31, 2020	45,849,995	$45,850	$21,963,570	$-	$160,014	$(22,849,319)	$(212,895)	$-	$(892,780)

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net loss	$(874,668)	$(8,625,427)	$(14,219,265)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	391,351	571,528	395,355
Fair value change of short-term investments	(2,120,241)	-	-
Loss from equity method investment	-	127,965	17,524
Loss on disposal of subsidiaries	-	5,018	-
Impairment of goodwill	-	-	1,599,591
Impairment of long-lived assets other than goodwill	-	813,344	-
Inventory write-down	42,241	518,119	1,668,508
Allowance for credit losses	74,190	659,569	-
Deferred income taxes	(1,106)	(3,861)	(591)
Loss (gain) on disposal of property, plant and equipment	(16,870)	308,003	-
Non-cash lease expense	33,944	89,176	-
Gain on forgiveness of short-term loan	$(6,265)	$-	$-
Changes in operating assets and liabilities:
Accounts receivable, net	(112,177)	329,042	1,302,573
Accounts receivable - related parties, net	-	306,301	(778,516)
Inventories, net	201,730	2,009,862	4,203,927
Operating lease liabilities	(9,382)	-	-
Operating lease liabilities – related parties	16,262	16,404	-
Due from related parties, net	-	(2,206)	-
Due to related parties	-	14,387	18,142
Advances to suppliers, net	(12,179)	36,322	569,723
Prepayments and other current assets, net	(29,363)	516,018	(291,336)
Accounts payable	(416,506)	(2,775,356)	1,870,157
Accounts payable - related parties	-	(6,703)	19,848
Interest payable	1,065,277	260,417	119,712
Interest payable - related parties	43,835	-	-
Notes payable	-	(1,046,257)	1,204,910
Taxes payable	-	13,797	32,733
Advances from customers	(31,366)	(42,923)	(60,254)
Advances from customer - related party	-	-	(7,397)
Other current liabilities	(866,962)	280,843	160,914
Net cash used in operating activities	$(2,628,255)	$(5,626,618)	$(2,173,742)
Cash flows from investing activities
Payments to acquire property, plant and equipment	(47,086)	(121,560)	(5,627,422)
Proceeds from disposal of property, plant and equipment	-	233,747	-
Payments to acquire land use rights	-	-	(854,221)
Acquisition of businesses, net of cash acquired	-	-	19,888
Disposal of subsidiaries	-	83	-
Loans to related parties	-	-	(132,147)
Repayments from related parties	-	1,282	235,049
Payments for long-term investments	-	-	(235,605)
Purchase of short-term investments	(38,743,908)	-	-
Proceeds from sale of short-term investments	42,146,183	-	-
Net cash provided by (used in) investing activities	3,355,189	113,552	(6,594,458)
Cash flows from financing activities
Proceeds from issuance of common shares	-	6,760,000	-
Purchase of noncontrolling interest	(100)	-	-
Collection of stock subscription receivable	-	-	100,000
Proceeds from related parties	-	-	5,306
Repayments to related parties	-	(1,000)	(385,420)
Proceeds from bank overdrafts	-	78,162	-
Proceeds from short-term loans	107,829	1,046,275	8,400,090
Repayments of short-term loans	(746,437)	(2,073,177)	(1,508,056)
Proceeds from short-term loans - related parties	49,350	4,791,403	1,176,690
Repayments of short-term loans - related parties	-	(1,080,947)	(60,490)
Net cash provided by (used in) financing activities	$(589,358)	$9,520,716	$7,728,120
Effect of exchange rate changes on cash, cash equivalents and restricted cash	106,910	(203,577)	96,808
Net change in cash, cash equivalents and restricted cash	244,486	3,804,073	(943,272)
Cash, cash equivalents and restricted cash, beginning of the year	6,504,578	2,700,505	3,643,777
Cash, cash equivalents and restricted cash, end of the year	$6,749,064	$6,504,578	$2,700,505

Supplemental cash flow information
Interest paid	$38,362	$1,118,338	$113,389
Income taxes paid	$146	$-	$-

Non-cash investing and financing activities
Accrued interest added to short-term loan – related party	$-	$126,697	$-
Operating expenses paid by related parties	$-	$-	$157,094
Liabilities assumed in connection with purchase of property, plant and equipment	$14,592	$51,196	$38,636
Notes payable reclassified to short-term loans	$908,850	$479,724	$-
Receivables from related parties settled with payables to related parties	$-	$28,694	$114,707
Receivables from common stock subscription settled with loan payables to a related party	$-	$4,240,000	$-
Shares issuance in connection with acquisition of subsidiaries	$-	$-	$1,053,020
Short-term loans settled by transferring an equity investment to the creditor	$70,708	$-	$-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$6,566,549	$5,114,175	$893,020
Restricted cash	$182,515	$1,390,403	$1,807,485
Total cash, cash equivalents, and restricted cash	$6,749,064	$6,504,578	$2,700,505

The accompanying footnotes are an integral part of these financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

TDH Holdings, Inc. (“TDH Holdings”) was incorporated on September 30, 2015 under the laws of the British Virgin Islands. On November 4, 2015, TDH Holdings incorporated a wholly owned subsidiary, TDH HK Limited (“TDH HK”) in Hong Kong for the purpose of being a holding company for the equity interest in Qingdao Tiandihui Foodstuffs Co., Ltd. (“Tiandihui”). On September 9, 2016, TDH Holdings incorporated TDH Petfood LLC, a Nevada limited liability company, in which TDH Holdings holds 99% equity interest. In December, 2020, TDH Holdings acquired the remaining 1% equity interest of TDH Petfood LLC with a consideration of $100. TDH Petfood LLC does not own any material assets or liabilities. Other than cash and equity interest in TDH HK and TDH Petfood LLC, TDH Holdings has not conducted any operations or own any material assets or liabilities prior to March 1, 2020, and started to invest in marketable securities in March 2020. TDH HK does not conduct any operations or own any material assets or liabilities except for cash and the 100% of the equity interest of Tiandihui which it acquired on February 21, 2016.

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

In November 2018, the Company completed business acquisitions of TDH Group BVBA, a Belgium entity and TDH JAPAN, a Japanese entity. TDH Group BVBA and TDH JAPAN had limited operation activities for the year ended December 31, 2020. TDH JAPAN was dissolved in February 2021.

On January 22, 2020, Qingdao Tiandihui Pet Foodstuffs Co., Ltd. (“Tiandihui Pet Foodstuffs”) was incorporated in Qingdao City, PRC.

On January 21, 2020, Qingdao Tiandihui Foodstuffs Sales Co., Ltd. (“Tiandihui Foodstuffs Sales”) was incorporated in Qingdao City, PRC. Tiandihui Foodstuffs Sales is a wholly owned subsidiary of Tiandihui Pet Foodstuffs.

On February 27, 2020, TDH Foods Limited was incorporated in Hong Kong, with the purpose of being a holding company for equity interests in Tiandihui Pet Foodstuffs. TDH Foods Limited does not conduct any operations or own any material assets or liabilities.

On August 24, 2020, TDH Holdings, Inc. acquired 100% equity interests of TDH Foods Limited. The acquisition of TDH Foods Limited and its subsidiaries is a transaction between entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the fiscal year presented.

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

All significant intercompany accounts and transactions have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of during the respective periods are included in the consolidated statements of operations and comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate. The portion of the income or loss applicable to noncontrolling interest in subsidiaries is reflected in the consolidated statements of operations and comprehensive loss.

Going Concern

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, for the year ended December 31, 2020, the Company has incurred a net loss of approximately $0.9 million and working capital deficit of approximately $8.6 million and its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Company’s obligations as they become due for the next twelve months from the date that our financial statements are issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

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

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK, TDH Petfood LLC and TDH Foods Limited is United States dollar. The functional currency of Tiandihui, Tiandihui Pet Foodstuffs, Tiandihui Foodstuffs Sales and Chongai Jiujiu is Renminbi (“RMB”). The functional currency of TDH Group BVBA is Euro (“€”). The functional currency of TDH JAPAN is Yen (“¥”). For the subsidiaries whose functional currencies are RMB, Euro and Yen, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of operations.

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2020	6.5277	6.9001
Year ended December 31, 2019	6.9680	6.9088

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2020	0.8153	0.8772
Year ended December 31, 2019	0.8916	0.8934

The exchange rates used to translate amounts in Yen into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=¥):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2020	103.1589	106.7408
Year ended December 31, 2019	108.6384	109.0086

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for credit losses, write-down in value of inventories and income taxes including the valuation allowance for deferred tax assets. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

COVID-19 Pandemic

The COVID-19 pandemic has created significant public health concerns as well as economic disruption, uncertainty, and volatility which may negatively affect our business operations. As a result, as the pandemic persists and/or if it worsens, our accounting estimates and assumptions could be impacted in subsequent periods, and it is reasonably possible such changes could be significant (although the potential effects cannot be estimated at this time).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in time deposits and highly liquid investments purchased with original maturities of three months or less.

Restricted Cash

Restricted cash mainly represents bank deposits used to pledge the bank acceptance notes, bank deposits judicially frozen by the court and cash deposit in an escrow account.

Short-term Investments

Starting March 2020 and throughout the year ended December 31, 2020, TDH Holdings invested in equity securities of certain publicly listed companies through various open market transactions. The investments in marketable securities are managed and operated by an asset management company. Pursuant to the asset management agreement, for the period from March 1, 2020 to December 31, 2020, the asset management company is entitled to 25% of total realized gain if certain condition is met. In addition, if the total accumulated realized gain as of December 31, 2020 is in excess of 20% (“exceeding portion”), the asset management company is entitled to additional monetary reward in the amount of 70% of the exceeding portion of the total realized gain.

TDH Holdings’ investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings. For the year ended December 31, 2020, change in fair value, including unrealized gain of approximately $0.2 million and net realized gain of approximately $1.9 million, which consists of gross realized gain of approximately $6.3 million net with investment management fee of approximately $4.4 million, was presented as “investment income, net” in the accompanying consolidated statement of operations and comprehensive loss. Also see Note 9.

Current Expected Credit Losses

On January 1, 2020, the Company adopted FASB Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments,” (ASC Topic 326) and its amendments using the modified retrospective approach. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326, while prior amounts are not adjusted. The Company’s accounts receivables, advances to suppliers, prepayments and other current assets are within the scope of ASC Topic 326. This ASU replaces the incurred loss impairment model with an expected credit loss impairment model for financial instruments. The amendments require entities to consider forward-looking information to estimate expected credit losses, resulting in earlier recognition of losses for receivables that are current or not yet due, which were not considered under the previous accounting guidance. The adoption of this standard did not have a material impact to the Company’s consolidated financial statements.

Our expected loss allowance methodology is developed using an aging method and analyses of historical credit losses experience, current economic conditions, future market forecasts and any recoveries in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered.

Inventories

Inventories, consisting of raw materials, work in progress, and finished goods, are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis. The valuation of inventory requires us to estimate excess and slow-moving inventory. We evaluate the recoverability of our inventory based on assumption about expected demand, market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

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

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded impairment loss on long-lived assets other than goodwill of $0, $813,344 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. The Company recorded impairment of goodwill of $0, $0 and $1,599,591 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Company makes assessment of whether an investment is impaired at each reporting date and recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive loss if there is any. The Company makes a qualitative assessment of whether the investments are impaired at each reporting date.

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

The Company measures certain financial assets, including the investment under the measurement alternative method and equity method on other-than-temporary basis, intangible assets and fixed assets at fair value when an impairment charge is recognized.

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

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, advances to suppliers, inventories, prepayments and other current assets, accounts payable, advances from customers, taxes payable, bank overdrafts, short-term loans and other current liabilities, the carrying amounts approximate their fair values due to the short maturities. The fair value of the Company’s investments in the equity securities of publicly listed companies are measured using quoted market prices.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2020 and 2019 and indicates the fair value hierarchy of the valuation.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observation Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Publicly listed equity securities
As of December 31, 2020	$3,138,578	-	-	3,138,578
As of December 31, 2019	$-	-	-	-

Lease Commitments

On January 1, 2019, the Company adopted ASU 2016-02, Leases (together with all amendments subsequently issued thereto, “ASC Topic 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among others, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease.

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

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period. The Company does not have finance lease arrangements as of December 31, 2020 and 2019. See Note 15 for further discussion.

Loss per Share

Basic loss per common share is computed by dividing net loss attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to common shareholders by the sum of the weighted average number of common shares outstanding and dilutive potential common shares during the period. Potentially dilutive common shares consist of common shares warrants using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Revenue Recognition

Revenue is measured according to ASC Topic 606, Revenue from Contracts with Customers. Revenue for sale of products is derived from contracts with customers, which primarily include the sale of pet food products. The Company recognizes revenue upon transfer of control of promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.

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

The allowance for sales returns recorded by the Company was $0, $0.06 million and $0.89 million for the years ended December 31, 2020, 2019 and 2018, respectively. The Company does not provide rebate, pricing protection or any other concessions to its customers.

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free onboard shipping point arrangements, as a fulfillment cost and accrues for such costs.

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 14 for information regarding revenue disaggregation by product lines, marketing channels and countries.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2020 and 2019, the Company recorded contract liabilities of $90,834 and $116,155, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2020 and 2019, the Company recognized $56,983 and $158,274 of contract liabilities as revenue, respectively.

Government Grants

Government grants include cash subsidies as well as other subsidies received from the PRC government by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of operations and comprehensive loss when cash is received and the relevant performance criteria specified in the grant are met.

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

Shipping and handling expenses amounted to $620, $287,385 and $741,816 for the years ended December 31, 2020, 2019 and 2018, respectively.

Advertising costs amounted to $144, $22,221 and $150,154 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Comprehensive Income/Loss

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustment. As of December 31, 2020, 2019 and 2018, the only component of accumulated other comprehensive income/loss was foreign currency translation adjustment.

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, restricted cash, and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents in financial institutions in the U.S., the PRC, Hong Kong and New Zealand, which the management believes to be credit-worthy. The Company establishes an allowance for credit losses primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

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

Recently Issued Accounting Pronouncements not yet adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”) as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards. ASU 2019-12 removes certain exceptions from Topic 740, Income Taxes, including (i) the exception to the incremental approach for intra period tax allocation; (ii) the exception to accounting for basis differences when there are ownership changes in foreign investments; and (iii) the exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses. ASU 2019-12 also simplifies GAAP in several other areas of Topic 740 such as (i) franchise taxes and other taxes partially based on income; (ii) transactions with a government that result in a step up in the tax basis of goodwill; (iii) separate financial statements of entities not subject to tax; and (iv) enacted changes in tax laws in interim periods. ASU 2019-12 is effective for public entities for annual reporting periods and interim periods within those years beginning after December 15, 2020, and early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2019-12 on its consolidated financial statements and related disclosures.

Note 3 – RESTRICTED CASH

Restricted cash consisted of the followings:

	December 31, 2020	December 31, 2019
Bank deposits used to pledge the bank acceptance notes and letters of credit issued by the Company (A)	$-	$695,548
Bank deposits judicially frozen by the court as a result of legal proceedings	$182,515	$890,403	*
Deposit in an escrow account (B)	$-	$500,000

*	Including $695,548 of bank deposits used to pledge the bank acceptance notes.

(A)	The cash is restricted for use over the terms of the bank acceptance notes and was used directly to settle the liabilities when the bank acceptance notes became due. As of December 31, 2020 and 2019, the Company had notes payable of $0 and $908,008, respectively.

The notes payable issued during the year ended December 31, 2019 were secured by the land use right and real property of Qingdao Saike Environmental Technology Co., Ltd., a related party, real property of Rongfeng Cui, Chairman of the Board and former Chief Executive Officer (“CEO”) of the Company, and Yanjuan Wang, Rongfeng Cui’s wife, restricted cash of RMB300,000 (approximately $43,000) from Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), a third party guarantee company, and guaranteed by Rongfeng Cui and Gaochuang. Also see Note 8.

(B)	In connection with its initial public offering, the Company agreed to deposit $500,000 in a non-interest bearing escrow account to satisfy the potential indemnification obligation for two years following September 25, 2017. The Company received the deposit in full during the year ended December 31, 2020.

Note 4 – ACCOUNTS RECEIVABLE, NET AND ACCOUNTS RECEIVABLE-RELATED PARTIES, NET

Accounts receivable, net and accounts receivable - related parties, net, consisted of the following:

	December 31, 2020	December 31, 2019
Accounts receivable	$185,155	$507,817
Less: Allowance for credit losses	(16,656)	(486,160)
Accounts receivable, net	$168,499	$21,657

Accounts receivable - related parties	$-	$126,089
Less: Allowance for credit losses	-	(126,089)
Accounts receivable - related parties, net	$-	$-

The changes in allowance for credit losses consisted of the following:

	For the Years Ended December 31,
	2020	2019	2018
Balance, beginning of the year	$612,249	$-	$-
Provision for credit losses	15,757	617,496	-
Write-off uncollectable accounts receivable	(612,249)	-	-
Translation adjustment	899	(5,247)	-
Balance, end of the year	$16,656	$612,249	$-

Note 5 – INVENTORIES

As of December 31, 2020 and 2019, inventories consisted of the following:

	December 31, 2020	December 31, 2019
Raw materials	$253,613	$645,002
Work in process	23,758	146,345
Finished goods	14,523	195,586
Total	291,894	986,933
Inventory write-down	(42,241)	(518,119)
Translation adjustments	(2,408)	4,402
Inventories, net	$247,245	$473,216

The Company recorded write-down of potentially obsolete or slow-moving inventories of $42,241, $518,119 and $1,501,510 and lower of cost or market adjustment of $0, $0 and $166,998 for the years ended December 31, 2020, 2019 and 2018, respectively.

Note 6 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2020 and 2019, property, plant and equipment consisted of the following:

	December 31,	December 31,
	2020	2019
Machinery equipment	$1,992,910	$2,689,763
Electronic equipment	32,285	29,132
Office equipment	251,914	236,008
Vehicles	43,709	40,947
Buildings	6,312,545	5,917,815
Leasehold Improvement	328,431	307,786
Total property, plant and equipment	8,961,794	9,221,451
Less: accumulated depreciation	(2,324,799)	(1,852,348)
Less: impairment loss	-	(813,344)
Translation adjustments	-	6,910
Property, plant and equipment, net	$6,636,995	$6,562,669

Depreciation expense for the years ended December 31, 2020, 2019 and 2018 was $363,098, $543,311 and $388,256, respectively.

As of December 31, 2020 and 2019, certain property, plant and equipment with net book value of $6,174,867 and $5,929,779 were pledged as collateral under certain loan arrangements, respectively (also see Note 8).

As of December 31, 2020 and 2019, certain buildings with net book value of $5,890,975 and $5,617,343 were judicially seized by the court.

Note 7 – LAND USE RIGHTS

	December 31, 2020	December 31, 2019
Land use rights	$1,097,384	$1,028,041
Accumulated amortization	(88,379)	(54,817)
Land use rights, net	$1,009,005	$973,224

During the years ended December 31, 2020, 2019 and 2018, amortization expense amounted to $28,253, $28,217 and $7,099, respectively.

As of December 31, 2020 and 2019, land use right with net book value of $829,887 and $793,503, respectively, was pledged as collateral under certain loan arrangements (also see Note 8).

Estimated future amortization expense for land use rights is as follows:

Years ended December 31,	Amortization expense
2021	$21,070
2022	21,070
2023	21,070
2024	21,070
2025	21,070
Thereafter	903,655
$1,009,005

Note 8 – SHORT-TERM LOANS

The Company’s loans consist of the following:

	December 31,	December 31,
	2020	2019
Short-term loans	$8,391,323	$7,624,061
Total	$8,391,323	$7,624,061

	December 31,	December 31,
	2020	2019
Secured	$8,354,557	$7,624,061
Unsecured	36,766	-
Total	$8,391,323	$7,624,061

For the years ended December 31, 2020 and 2019, the Company entered into various loans agreements with various Chinese banks, other entities and individuals for an aggregated amount of $107,829 and $1,046,275, respectively, to facilitate its business operations. Interest rate for the loans outstanding during the years ended December 31, 2020 and 2019 ranged from 4.15% to 24% and from 2.46% to 25% per annum, respectively.

During the years ended December 31, 2020 and 2019, the Company did not make repayment on certain notes payables issued by Shanghai Pudong Development Bank (“SPDB”) as scheduled. SPDB paid on behalf of the Company to the holders according to the terms of the agreement. As a result, the unpaid notes payables were reclassified to loan payable to SPDB and the amount was included in short-term loans on the consolidated balance sheets as of December 31, 2020 and 2019. In November 2019, SPDB filed litigation against the Company. In October 2020, the court has ruled that, among others, the Company should repay SPDB principal and interests in full within 10 days from the date of ruling. As of the date of this filing, the Company has not fulfilled the court order. During the year ended December 31, 2020, SPDB used the Company’s restricted cash deposited in the bank to settle against partial of outstanding balance of short-term loans, the cash flow of which was included in the repayments of short-term loans in the financing activities.

As of December 31, 2020, corporate or personal guarantees provided for those loans were as follows:

$553,369	Pledged by cash deposit of RMB300,000 (approximately $43,000) from Gaochuang, real property of Rongfeng Cui and Yanjuan Wang, former CEO of the Company and his wife, and land use right and real property of Qingdao Saike Environmental Technology Co., Ltd; Guaranteed by Rongfeng Cui, Yanjuan Wang and Gaochuang.

$1,512,219	Pledged by real property of the Company and real property of Rongfeng Cui; Guaranteed by Rongfeng Cui and Yanjuan Wang

$3,040,888	Pledged by real property and land use right of the Company; Guaranteed by Rongfeng Cui and Yanjuan Wang

$3,063,866	Guaranteed by Rongfeng Cui and Yanjuan Wang

$184,215	Pledged by restricted cash of RMB300,000 (approximately $43,000), four patents and certain equipment of the Company; Guaranteed by Rongfeng Cui, Yanjuan Wang and Qingdao Saike Environmental Technology Co., Ltd.

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

As of December 31, 2018, the Company did not meet the financial ratios set forth in the debt covenants. Starting December 2019, the Company has been in default on the loan. In January 2020, CCB filed litigation against the Company. In April 2020, the court has ruled that, among others, the Company should repay CCB the principal and interests in full within 10 days from the date of ruling. As a result, the corresponding loan was reclassified as current liability and included in short-term loans on the consolidated balance sheets as of December 31, 2020 and 2019. As of December 31, 2020, the Company has not fulfilled the court order.

The interest expenses accrued for the above loans were $1,136,654, $746,504 and $138,010 for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company’s repayments of substantially all its outstanding short-term loans were delinquent on or around November 2019, and the Company is involved in a number of lawsuits filed by various lenders. See further discussions in Note 16 and Note 19.

Note 9 – OTHER CURRENT LIABILITIES

Other current liabilities mainly consist of accrued liabilities, interest payable owed to third party and related party creditors, and other payables. Accrued liabilities mainly include accrued employee welfares and benefits and accrued liabilities in relation to labor arbitration claims. Other payables primarily represent accrued management fee paid to an asset management company in connection with the management of the Company’s short-term investments in marketable securities.

	As of December 31,
	2020	2019
Accrued Liabilities	$786,880	$776,564
Interest Payable	1,374,222	232,491
Interest Payable - Related Parties	58,824	11,699
Other Payables	3,662,238	34,064
Total	$5,882,164	$1,054,818

Note 10 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2020, 2019 and 2018 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2020
Dandan Liu	Principal shareholder, Chief Executive Officer (“CEO”)

Rongfeng Cui	Chairman of the Board and Former CEO. Rongfeng Cui ceased to be the CEO of the Company effective August 2, 2019.

Rongbing Cui	Former Chief Financial Officer (“CFO”), Rongfeng Cui’s brother

Yanjuan Wang	Rongfeng Cui’s wife

Yan Fu	Former Sales Vice President

Yuxiang Qi	Dandan Liu’s mother

Tide (Shanghai) Industrial Co. Ltd. (“Tide”)	Owned by Rongfeng Cui and Yanjuan Wang

Qingdao Like Pet Supplies Co., Ltd. (“Like”)	Rongfeng Cui served as CEO, and Shuhua Cui, sister of Rongfeng Cui, served as the legal person. On May 26, 2016, both Rongfeng Cui and Shuhua Cui resigned from their positions, but still have significant influence on Like.

Qingdao Saike Environmental Technology Co., Ltd. (“Saike”)	Owned by Rongfeng Cui and Yanjuan Wang

Huangdao Ding Ge Zhuang Kangkang Family Farm (“Kangkang Family Farm”)	Controlled by Rongfeng Cui’s father

TDH Group BVBA	A Belgium company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018

TDH JAPAN	A Japanese company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018

Qingdao Yinhe Jiutian Information Technology Co., Ltd. (“Yinhe Jiutian”)	Solely owned by Rongbing Cui

Huangdao Hanyinhe Software Development Center Co., Ltd. (“Hanyinhe”)	Solely owned by Xiaomei Wang

Zhenyu Trading (Qingdao) Co., Ltd. (“Zhenyu”)	Noncontrolling shareholder of Yichong prior to September 27, 2019; Sole shareholder of Yichong after September 27, 2019

Beijing Quanmin Chongai Information Technology Co., Ltd. (“Quanmin Chongai”)	Rongbing Cui serves as supervisor of Quanmin Chongai

Due from related parties, net

Due from related parties, net consisted of the following:

	December 31,	December 31,
	2020	2019
Tide	$46	$43
Rongfeng Cui	44,484	41,673
Less: Allowance for credit losses	(44,530)	(41,716)
Due from related parties, net	$-	$-

The balance of due from Tide represents operating expenses paid by the Company on behalf of Tide. The balances of due from Rongfeng Cui represent overseas trade receivables collected by him on behalf of the Company.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2020	2019
Rongbing Cui	10,724	10,046
Rongfeng Cui	31,297	29,341
Total	$42,021	$39,387

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short-term loans from related parties

	December 31,	December 31,
	2020	2019
Rongfeng Cui	$782,773	$751,029
Yuxiang Qi	172,471	112,778
Yan Fu	30,639	28,703
Total	$985,883	$892,510

In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long-term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 is due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the years ended December 31, 2019 and 2020 nor subsequently, such default may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short-term loans – related parties as of December 31, 2020 and 2019. The Company is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time.

The Company borrowed unsecured short-term loans from related parties in the amount of $49,350 and $4,791,403 during the years ended December 31, 2020 and 2019, respectively. Interest rate for the loans outstanding during the year ended December 31, 2020 ranged from 0% to 25% per annum. The Company made repayment in the amount of $0 and $1,080,947 during the years ended December 31, 2020 and 2019, respectively.

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

In June 2018, the Company entered into a loan agreement with Yuxiang Qi. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019. The Company has been in default of this loan and is subject to 24% annual interest rate.

The Company analyzed the amendments under ASC 470-50 and concluded that these amendments did not qualify for debt modification.

The interest expenses for the loans from related parties amounted to $43,835, $632,251 and $95,091 for the years ended December 31, 2020,2019 and 2018, respectively.

Sales to related parties, purchases from related parties and services provided by related parties

	For the Years Ended December 31,
	2020	2019	2018
SALES TO:
Like	$-	$-	$1,167,933
Zhenyu	-	5,778	-
Quanmin Chongai	-	187,063	-
Liujiayi	-	-	25,832
TDH Group BVBA	-	-	325,766
Total Sales	$-	$192,841	$1,519,531
PURCHASES FROM:
Zhenyu	$-	$-	$28,872
TDH Group BVBA	-	-	2,689
Total Purchases	$-	$-	$31,561
SERVICE PROVIDED BY:
Hanyinhe	$-	$-	$9,373
TDH Group BVBA	-	-	278,396
TDH JAPAN	-	-	134,181
Total Services Consumed	$-	$-	$421,950

For the years ended December 31, 2020, 2019 and 2018, the cost of revenue in connection with sales to related parties were $0, $178,636 and $1,448,533, respectively, which were included in cost of revenue-related parties in the accompanying consolidated statements of operations and comprehensive loss.

During the years ended December 31, 2020, 2019 and 2018, inventories purchased from related parties in the amount of $0, $0 and $26,698, respectively, were used and sold and included in cost of revenue in the accompanying consolidated statements of operations and comprehensive loss.

Accounts receivables from related parties, net

	December 31,	December 31,
	2020	2019
Like	$-	$96,580
Quanmin Chongai	-	29,509
Less: Allowance for credit losses	-	(126,089)
Accounts receivables – related parties, net	$-	$-

Accounts payable to related parties

	December 31,	December 31,
	2020	2019
Yinhe Jiutian	$119,629	$112,069
Kangkang Family Farm	5,022	4,705
Zhenyu Trading	64	60
Total	$124,715	$116,834

Leases from related parties

The Company entered into various operating lease agreements for certain premises with its related parties. See Note 15.

Note 11 – INCOME TAXES

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

On December 2, 2016, Tiandihui was granted the HNTE designation jointly by Qingdao science and Technology Bureau, Qingdao Municipal Finance Bureau, Qingdao Municipal State Taxation Bureau, Qingdao Local Taxation Bureau, and is qualified for a preferential tax rate of 15% for the year ended December 31, 2018. Tiandihui is subject to the 25% EIT rate for the years ended December 31, 2020 and 2019.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2020	2019	2018
Current	$146	$-	$-
Deferred	(1,046)	-	-
Total	$(900)	$-	$-

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2020	2019	2018
HK statutory income tax rate	16.50%	16.50%	16.50%
PRC statutory income tax rate difference	8.50%	8.50%	-1.50%
Effect of additional deduction on R&D expense and salary for disabled workers	0.00%	0.08%	0.87%
Effect of expenses not deductible for tax purposes	-2.43%	-0.48%	-0.05%
Valuation allowance recognized with respect to the loss in subsidiaries	-22.57%	-24.60%	-15.82%
Other	-0.10%	0.00%	0.00%
Total	-0.10%	-%	-%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2020 and 2019.

Deferred tax assets and liabilities as of December 31, 2020 and 2019 are composed of the following:

	As of December 31,
	2020	2019
Deferred tax assets, non-current
Net operating loss carrying forward	$4,878,672	$5,269,546
Total deferred tax assets
Valuation allowance	(4,878,672)	(5,269,546)
Total	$-	$-

	As of December 31,
	2020	2019
Deferred tax liabilities, non-current
Property, plant and equipment	$-	$1,036
Total	$-	$1,036

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or are utilized.

Note 12 – STOCKHOLDERS’ EQUITY

Common shares

In November 2018, the Company issued 156,130 and 936,782 common shares to acquire 100% equity interest in TDH Japan and TDH Group BVBA, respectively.

On January 31, 2019, a total of 2,000,000 common shares were issued at $0.5 per share to Zuhua Zou with cash proceeds of $1,000,000 received during the year ended December 31, 2019.

The Company entered into stock subscription agreements in August 2019, pursuant to which the Company agreed to sell 33,333,333 shares to a group of investors for an aggregate purchase price of $10,000,000, or $0.3 per share. A total of 8,300,000 common shares were issued to three investors with cash proceeds of $2,490,000 received during the year ended December 31, 2019, and 25,033,333 common shares were issued to Dandan Liu, the CEO, with $3,270,000 collected in cash and the remaining subscription receivable of $4,240,000 settled with the outstanding loan payable to the CEO.

See Note 19 for issuance of common shares in the subsequent period.

Statutory reserve

As of December 31, 2020 and 2019, the Company had statutory reserve in the amount of $160,014. In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to set aside at least 10% of their respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses.

Restricted net assets

As a result of the PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted included additional paid-in capital and statutory reserves of the Company’s PRC subsidiaries.

As of December 31, 2020 and 2019, total restricted net assets were $11,654,519 and $10,628,933, respectively.

Note 13 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Customers

For the years ended December 31, 2020, 2019 and 2018, customers accounting for 10% or more of the Company’s net revenue were as follows:

	For the Years Ended December 31,
Customer	2020		2019	2018
Customer A	*	%	12.35%	*	%
Customer G	*	%	12.02%	*	%
Customer P	17.33%		* %	*	%

*	Less than 10%

As of December 31, 2020, Customer L, Customer M, Customer N and Customer O accounted for 45.09%, 24.89%, 19.82% and 11.72% of the Company’s total current outstanding accounts receivable, respectively.

As of December 31, 2019, Customer H, Customer I, Customer J and Customer K accounted for 36.88%, 26.51%, 25.61% and 11.00% of the Company’s total current outstanding accounts receivable, respectively.

Suppliers

For the years ended December 31, 2020, 2019 and 2018, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2020		2019		2018
Supplier A	*	%	14.16%		*	%
Supplier B	*	%	11.99%		*	%
Supplier C	*	%	12.76%		*	%
Supplier D	16.45%		*	%	*	%
Supplier E	10.16%		*	%	*	%
Supplier F	17.62%		*	%	*	%

*	Less than 10%

As of December 31, 2020, Supplier B’s balance accounted for 11.84% of the Company’s total accounts payable.

As of December 31, 2019, Supplier B’s balance accounted for 30.30% of the Company’s total accounts payable and notes payable.

Note 14 – SEGMENT AND REVENUE ANALYSIS

The Company is solely engaged in the business of manufacturing and selling of pet food. Since the nature, the production processes and the marketing channel of the products are substantially similar, the Company is considered as operating in a single reportable segment with revenues derived from multiple product lines, marketing channels and countries. Certain entity-wide disclosures relating to revenues for the years ended December 31, 2020, 2019 and 2018 are as follows:

The net revenue generated from different marketing channels consists of the following:

	For the Years Ended December 31,
	2020	2019	2018
Overseas sales	$226,385	$9,995,136	$15,832,362
Domestic sales	574,921	2,711,445	4,102,457
Electronic commerce	16,708	83,779	3,800,668
Less: Sale tax and addition	(2,789)	(142,105)	(61,450)
Total net revenue	$815,225	$12,648,255	$23,674,037

The net revenue generated from different product lines is set forth as following:

	For the Years Ended December 31,
	2020	2019	2018
Pet chews	$59,096	$6,469,755	$6,271,777
Dried pet snacks	317,392	4,617,742	13,611,010
Wet canned pet food	84,117	1,310,001	2,782,382
Dental health snacks	19,915	305,452	495,581
Baked pet biscuits	3,132	87,410	95,169
Others	334,362	-	479,568
Less: Sales tax and addition	(2,789)	(142,105)	(61,450)
Total net revenue	$815,225	$12,648,255	$23,674,037

The net revenue generated from different countries is set forth as following:

	For the Years Ended December 31,
	2020	2019	2018
South Korea	$34,378	$1,335,791	$2,870,998
China	713,257	2,662,247	6,569,382
United Kingdom	-	1,573,546	2,415,043
Germany	-	2,062,110	2,522,149
Other countries	70,379	5,156,666	9,357,915
Less: Sales tax and addition	(2,789)	(142,105)	(61,450)
Total net revenue	$815,225	$12,648,255	$23,674,037

“Other countries” are comprised of all countries whose revenue, individually, was less than 10% of the Company’s total revenue.

Substantially all of the Company’s long-lived assets are located in the PRC.

Note 15 – OPERATING LEASES

The Company has entered into multiple lease agreements for the lease of premises for factory buildings, office spaces and warehouses including several lease agreements with related parties. The remaining lease term of the Company’s leases ranges from approximately 2 to 7 years. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

The components of lease expense were as follows:

	For the years ended December 31,
	2020	2019
Operating lease cost	$50,244	$107,316
Short-term lease cost	-	22,001
Total lease cost	$50,244	$129,317

Rental expense, including expenses incurred from operating leases with related parties, for the year ended December 31, 2018 was $218,414.

Supplemental cash flow information related to leases was as follows:

	For the years ended December 31,
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases	$9,420	$1,737

Weighted-average remaining lease term	5.97 years	7.60 years
Weighted-average discount rate	5.39%	5.39%

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2020	2019
Operating lease right-of-use assets	$19,103	$-
Operating lease right-of-use assets, related parties	270,852	286,670
Total lease right-of-use assets	289,955	286,670

Operating lease liabilities, current	9,913	-
Operating lease liabilities-related parties, current	195,231	137,347
Operating lease liabilities-related party, non-current	274,794	286,875
Total operating lease liabilities	$479,938	$424,222

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2020:

2020	$221,182
2021	50,741
2022	53,785
2023	57,013
2024	60,433
Thereafter	97,022
Total	540,176
Less imputed interest	(60,238)
Total operating lease liabilities	$479,938

NOTE 16 – COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company provides counter guarantee to Gaochuang including a cash deposit of RMB300,000 (approximately $43,000) and asset pledge of four invention patents and certain property, plant and equipment with net book value of $283,892 and $312,436 as of December 31, 2020 and 2019, respectively, in consideration of the guarantees provided by Gaochuang for certain notes payables financed by the Company during the years ended December 31, 2019 and 2018 (the “Counter Guarantee”). The Counter Guarantee arrangement further includes an unlimited joint liability guarantee provided by Rongfeng Cui and Yanjuan Wang, and a third party guarantee provided by Saike.

During the year ended December 31, 2019, the Company did not make repayment on certain notes payables as scheduled, and Gaochuang, as one of the guarantors, paid on behalf of the Company to the holders of such notes payables. As a result, the unpaid notes payables were reclassified to loan payable to Gaochuang and the amount was included in short-term loans on the consolidated balance sheets as of December 31, 2020 and 2019. The loan payable to Gaochuang was pledged and guaranteed by the aforementioned assets and guarantors, respectively, under the counter guarantee.

Future minimum lease payments for operating lease commitments as of December 31, 2020 are disclosed in Note 15.

CONTINGENCIES

The Company is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2020 or at the date of this filing. These claims are substantially related to non-payment of wage payables, non-payment of vendor payables and non-payment of loans and notes payables. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results.

I)	Labor arbitration claims by former employees

Since November 2019, certain former employees of the Company commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages and/or severance payments. The Company accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019 upon the estimate of the management of the Company together with the trail counsel of these cases. Upon ruling of these cases, the Company further accrued approximately $0.1 million wage and/or severance payables in other current liabilities on the consolidated balance sheet as of December 31, 2020 and recognized losses of approximately $0.1 million for the year ended December 31, 2020.

II)	Legal claims by vendors

Since November 2019, the Company has been the subject of multiple lawsuits by its raw material suppliers, printing and packaging suppliers, transportation companies and other vendors due to its non-payment of various invoices for vendor services rendered. As of the date of this report, substantially all cases have been concluded. The mediation and judgement involved with claims of liabilities arose before December 31, 2019 and the Company has included substantially all such claims in accounts payable on the consolidated balance sheets as of December 31, 2020 and 2019.

III)	Legal claims by lenders

Since November 2019, the Company has defaulted on multiple loans and notes payable from various lenders. As a consequence, the Company has been subjected to multiple lawsuits by various Chinese banks and other lenders. The claims raised in these lawsuits pertain to the Company’s non-payment of principals and interests as scheduled in the loan agreements and note payable agreements. The claims pertained to liabilities arose before December 31, 2019, and the Company has included substantially all such claims in short-term loans on the consolidated balance sheets as of December 31, 2020 and 2019. The court has ruled on the litigations and among others, request the Company to pay for litigation related fees; repay the outstanding loans and interests to the lenders within a short period, normally 10 days, from the date of the rulings and grant the lenders with priority right of the repayment from the auction proceeds of the pledged real estate in case of non-performance by the Company. As of December 31, 2020, the Company has not fulfilled the court order.

The above legal proceedings led to, among others, the Company’s certain bank accounts and property, plant and equipment judicially frozen by the court as of December 31, 2020 and 2019. See recent development of legal proceedings at Note 19.

Note 17 – LONG-TERM INVESTMENTS

In February 2018, the Company acquired 5% equity interests in Liujiayi Pet Technology (Beijing) Co., Ltd. (“Liujiayi”) for a cash consideration of RMB500,000 (approximately $79,400). The investment was accounted for at cost, less impairment, plus or minus changes resulting from observable price changes in orderly transaction for identical or similar investments of the same issuer, if any, using the measurement alternative due to lack of readily determinable fair values, pursuant to ASC 321. In June 2020, the Company transferred its equity interests in Liujiayi to a creditor as partial repayment of short-term loan owed to the creditor. As a result, the Company is no longer a shareholder of Liujiayi.

In March 2018, the Company invested RMB1,000,000 (approximately $156,200) in Shandong Tide Food Co., Ltd. (“Shandong Tide”), a pet food production company that was newly established in 2018, representing 37% equity interests in Shandong Tide. The investment was accounted for as equity method in accordance with ASC 323. The Company recognized its proportionate share of Shandong Tide’s net loss in the amount of $0, $4,903 and $17,524, respectively, into the consolidation statements of operations and comprehensive loss for the years ended December 31, 2020, 2019 and 2018, respectively. In June 2020, the Company transferred its equity interests of Shandong Tide to a supplier as partial repayment of outstanding account payable owed to the supplier. As a result, the Company was no longer a shareholder of Shandong Tide.

Note 18 – DISPOSAL OF SUBSIDIARIES

During the year ended December 31, 2019, Kangkang Development, Yichong, Lingchong and Lile were deconsolidated from the Company’s consolidated financial statements (also see Note 1). The Company recognized losses of $5,018 in connection with the disposals on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2019.

The disposals mentioned above did not constitute a strategic shift that would have a major effect on the Company’s operations or financial results and as such, the disposals were not classified as discontinued operations in the accompanying consolidated financial statements.

Note 19 – SUBSEQUENT EVENTS

Progress of legal proceedings

As a consequence of non-performance of court ruling in relation to a litigation by CCB, the pledged real estate and land use right provided by the Company were auctioned by the court in March 2021 for auction price of RMB33,140,000 (approximately $5.1 million) to a third party, of which, RMB21,138,443 (approximately $3.2 million) has been used to repay the principal and interest to CCB and litigation fees incurred by CCB.

Subsequent issuance of common shares

On December 2, 2020, the Company entered into stock subscription agreements, pursuant to which the Company agreed to sell 9,100,000 shares to a group of investors for an aggregate purchase of $2,730,000, or $0.3 per share. In April 2021, a total of 9,100,000 common shares were issued to four investors with cash proceeds of $2,730,000 received in the same month.