Form 20-F
period 2021-12-31
TDH Holdings, Inc.
filed 2022-04-29
CIK 1684425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

None.

On April 29, 2022, the issuer had 126,260,157 shares outstanding.

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

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to TDH Holdings, Inc., a British Virgin Islands company;

●	TDH HK Limited, a Hong Kong company wholly-owned by TDH HOLDINGS, INC.;

●	TDH Foods Limited, a Hong Kong company wholly-owned by TDH HOLDINGS, INC.;

●	TDH Group BVA, a Belgium company wholly-owned by TDH Holdings, Inc;

●	TDH Income Corporation, a Nevada corporation;

●	Ruby21Noland LLC, a Missouri corporation;

●	Far Ling’s Inc., a Missouri corporation;

●	Bo Ling’s Chinese Restaurant, Inc., a Kansas corporation;

●	Qingdao Tiandihui Foodstuffs Co., Ltd., a Chinese limited liability company;

●	Qingdao Tiandihui Pet Foodstuffs Co., Ltd., a Chinese limited liability company;

●	Qingdao Tiandihui Foodstuffs Sales Co., Ltd., a Chinese limited liability company;

●	Beijing Chongai Jiujiu Cultural Communication Co., Ltd., a Chinese limited liability company;

●	“shares” and “common shares” refer to our shares, $0.001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States., all references to “Yen” and “¥” is to the legal currency of Japan, and all references to “Euro” and “€” are to the legal currency of Belgium.

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

Summary of Risk Factors

Investing in our Common Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Common Shares. Below please find a summary of the principal risks we face, organized under the relevant headings. These risks are discussed more fully in the section titled “Risk Factors”

Risks related to our business. See “Risk Factors – Risks Related to Our Business”

Risk and uncertainties related to our business include, but are not limited to, the following:

●	Legal claims by vendors could impair our ability to continue as a going concern.

●	Various pending lawsuits, legal claims, proceedings and arbitrations could impair our ability to continue as a going concern.

●	Labor arbitration claims by former employees could impair our ability to continue as a going concern.

●	The report of our independent registered public accounting firm on our financial statements includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

●	We have incurred recurring losses and anticipate continuing to incur losses in the future.

●	The turnaround of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and product line extensions and improve existing products.

●	We may not be able to successfully implement our turning loss into profits strategy on a timely basis or at all.

●	Any damage to our reputation or our brand may materially adversely affect our business, financial condition and results of operations.

●	Our business is dependent on trends that may change or not continue, and our historical growth may not be indicative of our future results.

●	There may be decreased spending on pets globally in a challenging economic climate.

●	Our business depends, in part, on the sufficiency and effectiveness of our marketing and trade promotion programs.

●	We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

●	If we are unable to maintain or increase prices, we may fail to generate a positive margin.

●	If our products are alleged to cause injury or illness or fail to comply with PRC or other applicable governmental regulations, we may need to recall our products and may experience product liability claims.

●	We rely upon a limited number of contract manufacturers to provide a significant portion of our supply of products.

●	We operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively.

●	Relocating some of our production facilities may adversely affect our results of operations.

●	Our online activities are dependent on our ability to access the Internet and operate online in a fast, secure and reliable manner.

●	We may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of management’s efforts and attention.

●	Our success depends on our ability to attract and retain key employees and the succession of senior management.

Risks related to our restaurant segment business. See “Risk Factors – Risks Related to the Restaurant Segment”

Risk and uncertainties related to our restaurant segment business include, but are not limited to, the following:

●	Social distancing measures and changes in consumer behavior as a result of COVID-19 have affected and may materially and adversely affect us.

●	Our restaurant base is geographically concentrated in Kansas, and we could be negatively affected by conditions specific to these states.

●	Failure to preserve the value and relevance of our brand could have an adverse impact on our financial results.

●	If we do not anticipate and address evolving consumer preferences and effectively execute our pricing, promotional and marketing plans, our business could suffer.

●	We face intense competition in our markets, which could hurt our business.

Risks related to our the Covid-19 pandemic. See “Risk Factors – Risks Related to the Current Pandemic”

Risk and uncertainties related to the current pandemic business include, but are not limited to, the following:

●	The continued uncertainties associated with the global spread of the COVID-19 (coronavirus) may further adversely impact the Company’s business operations.

Risks related to Doing Business in China. See “Risk Factors – Risks Related to Doing Business in China”

Risk and uncertainties related to doing business in China include, but are not limited to, the following:

●	Because of our corporate structure, we as well as the investors are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations.

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Common Shares.

●	Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Common Shares to investors and could cause the value of our Common Shares to significantly decline or become worthless.

●	CSRC and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Additional compliance procedures may be required in connection offerings, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	We may be liable for improper use or appropriation of personal information provided by our customers.

●	We are dependent on the state of the PRC’s economy and a general economic downturn, a recession or a sudden disruption in business conditions in the PRC would have a material adverse effect on our business, financial condition and results of operations.

●	Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

●	We hold certain of our cash balances in RMB in uninsured bank accounts in China.

●	We may be subject to PRC regulatory limitations on merger and acquisition (M&A) activities.

●	Fluctuation of the Renminbi may indirectly affect our financial condition by affecting the volume of cross-border money flow.

●	We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

●	Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

●	Governmental control of currency conversion may affect the value of your investment.

●	PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

●	Changes in PRC’s political and economic policies could harm our business.

●	If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

●	Because our operations are located in the PRC, information about our operations is not readily available from independent third-party sources.

Risks related to Doing Business in China. See “Risk Factors – Risks Related to the Ownership of our Common Shares”

Risk and uncertainties related to ownership of our Commons Shares include, but are not limited to, the following:

●	We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the PRC.

●	Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing.

●	The Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing.

●	We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our shares less attractive to investors.

●	If our financial condition deteriorates as a NASDAQ listed company, we may not meet continued listing standards on the NASDAQ Capital Market.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	The market price of shares may be volatile, which could cause the value of your investment to decline.

●	As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risks Related to Our Business

Legal claims by vendors could impair our ability to continue as a going concern.

Since November 2019, the Company has been a subject of 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with related interest and costs. As of the date of this report, in 44 cases, the creditors have reached civil conciliation letters with our company, and in 9 cases, the court has issued civil judgments. With respect to the remaining 4 cases, the plaintiffs withdrew the lawsuit because of lack of evidence. The mediation and judgment involved total claims of RMB13.86 million (USD$2.12 million). Such liabilities have been accrued and reflected in the consolidated financial statements for the year ended December 31, 2020. On March 13, 2021, a land use right and a factory building on the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million). On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

Various pending lawsuits, legal claims, proceedings and arbitrations could impair our ability to continue as a going concern.

As of December 31, 2021, we had the following pending lawsuits, legal claims, proceedings and arbitrations:

●	On December 2, 2019, Qingdao Lingang Real Estate Co., Ltd. (“QLRE”), filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The Company entered into a loan agreement with QLRE in 2018 and borrowed RMB20 million (USD3.18 million) from QLRE in connection with purchase of a factory. The loan was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The Company failed to make repayment to QLRE. On March 4, 2020, the Court ordered that: (i) the Company repay QLRE the principal amount of RMB20 million plus interest of RMB 550,000 accrued as of October 31, 2019. The court ordered that the payment be made within 10 business days after the effective date of the court ruling, and also ordered that the Company pay interest at the rate of 2% per month for the period from the date of November 1, 2019 to the date of full discharge of the debt, as well as the litigation fee of RMB77,000 (USD$11,933). If the debt is not repaid within the required timeframe, interest shall be doubled from the effective date of court order until the date of full discharge of the debt. As of December 31, 2021, we have not made the loan repayment to QLRE. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

●	On January 15, 2020, China Construction Bank (“CCB”), initiated a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The plaintiff alleged that it executed a loan agreement with the Company in the amount of RMB19.93 million (USD3.08 million) for the purchase of manufacturing facility and the associated land use right located at Lingang Economic Development Zone, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The loan with CCB was guaranteed by Rongfeng Cui and Yanjuan Wang, and secured by a pledge by the aforementioned manufacturing facilities and associated land use right. On April 14, 2020, the Court has ordered among other things that the Company repay RMB19.93 million (USD3.25 million) of principal and accrued interest to CCB, and to sell the mortgaged property. On March 13, 2021, the land and factory buildings on the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million), of which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB. The repayment was completed by April 2021.

●	On November 11, 2019, Shanghai Pudong Development Bank Qingdao Branch(“SPDB”), filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB to borrow an aggregate of RMB4.85 million (USD0.75 million) from SPDB for working capital purpose. The Company failed to repay the debt upon maturity. The borrowing from SPDB was guaranteed by Rongfeng Cui and Yanjuan Wang, and secure by a pledge of land use right and real property of Saike and certaim real property owned by Rongfeng Cui and Yanjuan Wang. The Company failed to make repayment to SPDB on the maturity date. On October 24, 2020, the court has ordered the Company to repay SPDB the principal owed plus interest at the annual interest rate of 18.25%. The payment was required to be made within 10 business days after the effective date of the order. If the debt is not paid within the required timeframe, interest shall be doubled from the effective date of the court order until the date of full discharge of the debt. The Company is also required to pay litigation fees in the amount of RMB156,880 (USD 24,312). As of December 31, 2021, we have not made the repayment to SPDB. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

●	On December 10, 2019, Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), initiated a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB for bank acceptance draft and Gaochuang executed the guarantee of SPDB bank acceptance deposit on behalf of the Company in the amount of RMB1.2 million (USD0.19 million). The Company failed to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang upon the bank acceptance draft maturity date. The deposit made by Gaochuang was guaranteed by certain of the Company’s fixed assets and patents. On December 29, 2020, the court ordered the Company to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang and the interest at the annual interest rate of 4.15%. The payment was required to be made within 10 business days after the effective date of the court order. The court order also provides that if the debt is not paid within the required timeframe, interest shall be doubled from the effective date of court order until the date of full discharge of the debt. The court order also obligate the Company to bear litigation fees of RMB83,127(USD 12,882). As of December 31, 2021, we had not made the repayment to Gaochuang. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

●	On May 6, 2020, the Postal Savings Bank of China Limited Weihai Road Sub-branch of Qingdao North District (hereinafter referred to as Postal Savings) filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui and Yanjuan Wang. The Company entered into two loan agreements with Postal Savings in 2018 and 2019, respectively, and borrowed RMB9.9 million ($1.53 million) in aggregate. The loans were guaranteed by Rongfeng Cui and Yanjuan Wang, and were secured by a pledge of real property owned by the Company and real property owned by Rongfeng Cui. The Company failed to pay its debt to Postal Savings when it was due. In June 2020, the court ordered the Company to repay to Postal Savings the principal and interest under the loan, and to reimburse Postal Savings for the litigation fees incurred by Postal Savings. If the court decide to auction the pledged real properties, Postal Savings shall have the priority right of the repayment from the auction proceeds. As of December 31, 2021, we had not made the repayment to Postal Savings. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

Labor arbitration claims by former employees could impair our ability to continue as a going concern.

The Company dismissed certain employees in 2019 and 2020 and only maintained 42 full-time employees during fiscal year 2021 and as of December 31, 2021. As a result of the employee layoffs, certain of the Company’s former employees commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB3.68 million (USD0.56 million). There were 98 labor arbitrations, of which 6 cases has been settled and the trial court has issued decisions on the remaining 92 cases. The Company accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019. Upon the issuance of rulings in these cases, the Company further accrued approximately $0.1 million wage and/or severance payables in other current liabilities on the consolidated balance sheet as of December 31, 2020 and recognized losses of approximately $0.1 million for the year ended December 31, 2020. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were actioned by the court for $5,098,461 (RMB 33.14 million). In 2021, we have paid RMB3.73 million to substantially settle the labor arbitration cases with our former employees. We only had RMB 0.5 million ($0.08 million) remaining severance payables to them as of December 31, 2021, which we anticipate to fully settle by the end of 2022. Failure to successfully settle the claims could impair our ability to continue as a going concern. it entered into bankruptcy proceedings.

The report of our independent registered public accounting firm on our financial statements includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment.

As discussed in Note 2 to the consolidated financial statements to this Annual Report, the Company has suffered significant losses from operations and had negative cash flows from operating activities for the year ended December 31, 2021. The Company’s revenues generated are not currently sufficient and its business operations may be further affected by the ongoing COVID-19 pandemic. There can be no assurances that future revenue or capital infusion will be sufficient to enable the Company to develop its business to a level where it will be profitable or to generate positive cash flows. Our auditor, YCM CPA INC, has indicated in their report on the Company’s financial statements for the fiscal year ended December 31, 2021 that there is “substantial doubt about our ability to continue as a going concern”. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

We anticipate incurring additional operating losses and may not be able to regain profitability in the foreseeable near future. Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include working to improve the Company’s liquidity and capital sources mainly through cash flow from its operations, renewal of bank borrowings and raise sufficient capital through equity or debt financing, strategic alliances or otherwise. If we are unable to achieve these goals, our business will be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors will lose their investment.

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

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment to financial institutions upon maturity, we temporarily suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. The COVID-19 outbreak and spread further disrupted our business activities during the period from the beginning of 2020 up to May 2020 when we resumed our business operations. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.6 million in food service revenue. However, our revenues generated are not currently sufficient and our business operations may be further affected by the ongoing COVID-19 pandemic. Our net losses were $874,668 in 2020 and $6,715,958 in 2021. Although we resumed our business operations in May 2020 and we are currently trying to implement our business strategies in order to manage the future growth of our business, we cannot assure our current efforts may achieve the anticipated results and we may continue to incur operating losses in the near term. We cannot guarantee that going forward we will operate profitably. In order to achieve profitability, among other factors, management must successfully execute our growth and operations in the markets on which we are focused. If we are unable to successfully take necessary steps, we may be unable to sustain or increase our profitability in the future.

The report of our independent registered public accounting firm expresses substantial doubt about the Company’s ability to continue as a going concern.

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, for the year ended December 31, 2021, we have incurred a net loss of approximately $6.72 million and cash used in operating activities amounted to approximately $3.45 million. As of December 31, 2021, our losses are significant and our revenues are insufficient, and while we have raised some capital through equity financing, there can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or to generate positive cash flows.

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

During the period from November 2019 to 2020, the Company has been named as a defendant in 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with interest and costs. As of the date of this Annual Report, the creditors of 44 cases have reached civil conciliation letters with the Company, and the court has issued civil judgments in 9 cases, another 4 claimants withdrew their cases for various reasons including lack of evidence. The mediation and judgment costs are estimated approximately RMB13.86 million (USD$2.12 million). In addition, several lending institutions have instituted legal proceedings to recover loans made to the Company. Finally, there are several labor arbitration claims against the Company brought by its former employees following the layoffs, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB3.68 million (USD$0.56 million). On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB 33.14 million), among which, approximately $3.2 million has been used to repay the defaulted loan to China Construction Bank. In 2021, we have paid RMB3.73 million to substantially settle the labor arbitration cases with our former employees and we only have RMB 0.5 million ($0.08 million) remaining in severance payables to them as of December 31, 2021, which we anticipate to fully settle by the end of 2022. Failure to successfully settle the claims could impair our ability to continue as a going concern.

The turnaround of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and product line extensions and improve existing products.

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment upon maturity, we have suspended our production and normal business operations and we were involved in certain legal proceedings since November 2019. The COVID-19 outbreak and spread further disrupted our business activities from the beginning of 2020 up to May 2020 when we resumed our business operations. These factors led to significant decrease in our pet foods revenue by 40.46% or $0.33 million in 2021 as compared to 2020. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.6 million in food service revenue. However, our revenues generated are not currently sufficient and our business operations may be further affected by the ongoing COVID-19 pandemic. We suffered recurring net loss of approximately $6.72 million in 2021. We are currently facing the challenges to recover our production and normal business operations.

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

We sell our products to retail partners and distributors in specialty channels. Our ten largest retail partners, accounted for 54% of our net sales for the year ended December 31, 2018, 44% in 2019, 40% in 2020 and 38% in 2021. When we suspended of our production in November 2019 to deal with various vendor claims, legal proceedings and labor arbitrations as discussed above, and with additional challenges brought in by the global spread of COVID-19, our customer base has been reduced since 2020. If we were to continue to lose any of our key customers, if any of our retail partners continue to reduce the amount of their orders or if any of our key customers consolidate, reduce their store footprint and/or gain greater market power, or if we fail to attract a sufficient number of customers in a cost-effective manner, our business, financial condition and results of operations may be materially adversely affected. In addition, we may be similarly adversely impacted if any of our key customers experience any operational difficulties or generate less traffic.

We rely upon a limited number of contract manufacturers to provide a significant portion of our supply of products.

There is limited available manufacturing capacity that meets our quality standards. We have agreements with a network of contract manufacturers that require them to provide us with specific finished products. In 2021, our business operations were largely disrupted by the COVID-19 outbreak and spread as well pending claims, lawsuits, legal proceedings and labor arbitrations, which led to our reduced business activities and limited fulfillment of customer orders. As a result of significant decrease in our revenue, 4% of our cost of sales was derived from products purchased from contract manufacturers in 2021. The manufacture of our products may not be easily transferable to other sites in the event that any of our contract manufacturers experience breakdown, failure or substandard performance of equipment, disruption of supply or shortages of raw materials and other supplies, labor problems, power outages, adverse weather conditions and natural disasters or the need to comply with environmental and other directives of governmental agencies. From time to time, a contract manufacturer may experience financial difficulties or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the contract manufacturer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new contract manufacturing arrangement with another provider. The loss of any of these contract manufacturers or the failure for any reason of any of these contract manufacturers to fulfill their obligations under their agreements with us, including a failure to meet our quality controls and standards, may result in disruptions to our supply of finished goods. We may be unable to locate an additional or alternate contract manufacturing arrangement that meets our quality controls and standards in a timely manner or on commercially reasonable terms, if at all.

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

Due to decreased business scale since late 2019 which was further affected by COVID-19, the Company dismissed certain employee and currently only maintains 42 full-time employees as of the date of this filing. However, in order to recover our business operations and achieve our turnaround goal, we may need effectively recruit, train and motivate a large number of new employees. Our continued growth and success require us to hire, retain and develop our leadership bench. If we are unable to attract and retain talented, highly qualified senior management and other key executives, as well as provide for the succession of senior management, our growth and results of operations may be adversely impacted.

Risks Related to the Restaurant Segment

The ongoing COVID-19 pandemic may continue to adversely affect, our operations, financial condition, liquidity and financial results.

In response to the Covid-19 outbreak, many state and local authorities had mandated the temporary closure of non-essential businesses and dine-in restaurant activity or limited indoor dining capacities. COVID-19 and the government measures taken to control it have caused a significant disruption to our business of Bo Lings. As of the filing date of this Annual Report on Form 20-F, we had Bo Lings operating at 100% indoor dining capacity. However, there can be no assurance that developments with respect to the COVD-19 pandemic and government measures taken to control it will not adversely affect our operations and financial results.

Our Bo Lings restaurant is located in Kansas. As a result of our concentration in this market, we may be disproportionately affected by any increased severity of the pandemic and heightened regulatory measures in Kansas compared to other chain restaurants with a broader national footprint.

A prolonged occurrence of COVID-19 may result in restaurant re-closures, prohibition on indoor dining, and further restrictions, including possible travel restrictions and additional restrictions on the restaurant industry. Our efforts to mitigate the effect of COVID-19 on our business or the economic downturn may be unsuccessful, and we may not be able to commence operations in a timeframe that is sufficient or otherwise take actions in response to developments with regard to the pandemic. The future sales levels of Bo Lings and our ability to implement our growth strategy remain highly uncertain, as the full impact and duration of the COVID-19 pandemic continues to evolve.

Social distancing measures and changes in consumer behavior as a result of COVID-19 have affected and may materially and adversely affect Bo Lings.

Social distancing measures due to the COVID-19 pandemic has impacted our operation of Bo Lings, as customers choose to avoid public gathering places, which actions could result in a loss of sales and profit. Additionally, consumer behavior has changed and may fundamentally change as a result of COVID-19 in both the near and long term and such change may pose significant challenges to our operation of Bo Lings. Traffic in restaurants, including Bo Lings, has been affected and may be materially and adversely affected with more consumers relying on off-premises orders. Consumer spending has also been and may continue to be negatively impacted by general macroeconomic conditions and consumer confidence, including the impacts of economic downturns, resulting from the COVID-19 pandemic. All of this could materially and adversely impact sales at Bo Lings and our growth prospects. We have made adjustments to our operation of Bo Lings due to the COVID-19 pandemic and may have to re-design our service and business models to accommodate consumers’ changed behavior patterns. Any such attempted effort could result in capital expenditures, business disruption and lower margin sales, and may not be successful in growing our profitability.

Our restaurant base is geographically concentrated in Kansas, and we could be negatively affected by conditions specific to these states.

Bo Lings is located in Kansas. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions in Kansas have had, and may continue to have, material adverse effects on our business, financial condition or results of operations. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by adverse conditions in this market compared to other chain restaurants with a broader national footprint.

Failure to preserve the value and relevance of our brand could have an adverse impact on our financial results.

To be successful in the future, we believe we must preserve, enhance and leverage the value of our brand, including corporate purpose, mission and values. Brand value is based in part on consumer perceptions, which are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, the manner in which we source commodities and our general business practices, including the people practices at Bo Lings. Consumer acceptance of our offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, nutritional, health, environmental and other scientific studies and conclusions, which constantly evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the “informal eating out” (“IEO”) segment or perceptions of our brand, generally or relative to available alternatives. Our business could also be impacted by business incidents or practices, whether actual or perceived, particularly if they receive considerable publicity or result in litigation, as well as by our position or perceived lack of position on environmental, social responsibility, public policy, geopolitical and similar matters. Consumer perceptions may also be affected by adverse commentary from third parties, including through social media or conventional media outlets, regarding the IEO segment or our brand, culture, operations, suppliers or franchisees. If we are unsuccessful in addressing adverse commentary or perceptions, whether or not accurate, our brand and financial results may suffer.

If we do not anticipate and address evolving consumer preferences and effectively execute our pricing, promotional and marketing plans, our business could suffer.

Our continued success depends on our ability to build upon our historic strengths and competitive advantages. In order to do so, we need to anticipate and respond effectively to continuously shifting consumer demographics and trends in food sourcing, food preparation, food offerings, and consumer behavior and preferences, including with respect to environmental and social responsibility matters, in the IEO segment. If we are not able to predict, or quickly and effectively respond to, these changes, or if our competitors predict or respond more effectively, our financial results could be adversely impacted.

Our ability to build upon our strengths and advantages also depends on the impact of our pricing, promotional and marketing plans, and the ability to adjust these plans to respond quickly and effectively to evolving customer behavior and preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies and marketing plans, as well as the value proposition they represent, are expected to continue to be important components of our business strategy. However, they may not be successful, or may not be as successful as the efforts of our competitors, which could negatively impact sales, guest counts and market share.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores, coffee shops and online retailers. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by a contracting IEO segment or by new or continuing actions, product offerings or consolidation of our competitors and third-party partners, which may have a short- or long-term impact on our results.

We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, successfully develop and introduce new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations, manage our investments in technology and modernization, and respond effectively to our competitors’ actions or offerings or to unforeseen disruptive actions. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics, which could have the overall effect of harming our business.

Risk Related to the Current Pandemic

The continued uncertainties associated with the global spread of the COVID-19 (coronavirus) may further adversely impact the Company’s business operations.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. In response to the COVID-19 outbreak, governments around the global have implemented measures such as lockdowns, travel restrictions, and closures of businesses and schools. As a result of the COVID-19 outbreak, we have experienced suspension of operations, interruption of supply chain and decline in sales orders by our customers. Our businesses, results of operations, financial position and cash flows were adversely affected in fiscal year 2021, including but not limited to material negative impact to our total revenues, slower collection of account receivables and significant disruptions of our supply chains. The continued uncertainties associated with COVID-19 may cause the revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

Today, while our offices and manufacturing facilities remain open and business activities have fully resumed, we are closely monitoring all developments and are following the guidelines issued by local and national health authorities. We strive to accommodate and support our employees, while also maintaining our commitments to our customers. The extent of any future impact of the COVID-19 pandemic on our business is still highly uncertain and cannot be predicted as of the date of this report. Any potential impact to our operating results will depend, to a large extent, on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities to contain the spread of the COVID-19 pandemic, almost all of which are beyond our control.

Risks Related to Doing Business in China

Because of our corporate structure, we as well as the investors are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation regulatory review of overseas listing of PRC companies through a special purpose vehicle. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission (“CSRC”) if we fail to comply with their rules and regulations. Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

The majority of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategical allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth of the Chinese economy may not continue at a rate experienced in the past, and the impact of COVID-19 on the Chinese economy may continue. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. Furthermore, any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our products and services. Such developments could adversely affect our businesses, lead to reduction in demand for our products and services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. We conduct our business primarily through our PRC Subsidiaries, and therefore these subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Common Shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Government actions in the future could significantly affect economic conditions in China or particular regions thereof and could require us to materially change our operating activities or divest ourselves of any interests we hold in Chinese assets. Our business may be subject to various government and regulatory interference in the provinces in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On November 14, 2021, the Cyberspace Administration of China (“CAC”) released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021, and became effective on February 15, 2022 and replace the Cybersecurity Review Measures promulgated on April 13, 2020, an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is new, the implementation and interpretation thereof is not yet clear. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for approval.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties.

Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Common Shares to investors and could cause the value of our Common Shares to significantly decline or become worthless.

On December 24, 2021, the CSRC and relevant departments of the State Council published the Draft Rules Regarding Overseas Listings, which aim to regulate overseas securities offerings and listings by China-based companies, are available for public consultation. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers.

The Draft Rules Regarding Overseas Listing, among other things, stipulate that, after making initial applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within three working days. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulator of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) prospectus. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, etc.; (4) if, in the past three years, applicants’ domestic enterprises, controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

The Draft Rules Regarding Overseas Listings, if enacted, may subject us to additional compliance requirements in the future, and though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all. There is also the possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required. If prior CSRC approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the CSRC approval in the future, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offerings into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Common Shares. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Common Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Common Shares to significantly decline in value or become worthless.

CSRC and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection offerings, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permissions to commence the sale of securities, we will not commence offerings until we obtain such permissions. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our future business, results of operations, and the value of our securities.

Further, Chinese government continues to exert more oversight and control over Chinese technology firms. On July 2, 2021, Chinese cybersecurity regulator announced, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

Therefore, CSRC and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. As of the date of this annual report, we have not received any requirement to obtain approval of CSRC to list on U.S. exchanges. Further, however, given the current regulatory environment in the PRC, we and our PRC subsidiaries are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities, additional compliance procedures may be required in connection with this offering and our business operations. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our Common Shares to significantly decline or be worthless.

We or our PRC subsidiaries may be subject to PRC laws relating to the use, sharing, retention, security and transfer of confidential and private information, such as personal information and other data. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures,” which were promulgated on April 13, 2020, amended on December 28, 2021 and became effective on February 15, 2022, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, Review Measures stipulates that an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Cybersecurity Review Measures does not provide a definition of “online platform operator”, therefore, we cannot assure you that we will not be deemed as an “online platform operator”. As of the date of this annual report, we or our PRC subsidiaries have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this annual report, we or our PRC subsidiaries have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system shall be established. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, CAC published the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft to solicit public opinion and comments. Under the Data Security Management Regulations Draft, which provides that an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. We may be deemed as a data processor under the Data Security Management Regulations Draft. However, the Data Security Management Regulations Draft has not been formally adopted. It is uncertain when the final regulation will be issued and take effect, how it will be enacted, interpreted or implemented, and whether it will affect us. There remains uncertainty as to how the Review Measures and the Data Security Management Regulations Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Data Security Regulations Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we and our PRC subsidiaries expect to take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we and our PRC subsidiaries can fully or timely comply with such laws should they be deemed applicable to our operations. Any cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required for our continued listing on the Nasdaq capital market and the offering as well can be taken in a timely manner, or at all.

In addition, according to the Personal Information Protection Law, where the purpose of the activity is to provide a product or service to that natural person located within China, such activity shall comply with the Personal Information Protection Law. Further, the Data Security Law provides that where any data handling activity carried out outside of the territory of China harms the national security, public interests, or the legitimate rights and interests of citizens or organizations of China, legal liability shall be investigated in accordance with such law. However, the Personal Information Protection Law and the Data Security Law are relatively new, there remains uncertainty as to how the laws will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the two laws.

The regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension, or disruption of our PRC subsidiaries’ operations, among other things.

We may be liable for improper use or appropriation of personal information provided by our customers.

Our business can potentially involve collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies, and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, the Ministry of Industry and Information Technology, or MIIT, and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR (formerly known as State Administration for Industry and Commerce, or the SAIC), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020, was amended on December 28, 2021, and became effective on February 15, 2022. According to the Cybersecurity Review Measures, (i) operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security; (ii) online platform operators who are engaged in data processing are also subject to the regulatory scope; (iii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (iv) online platform operators holding more than one million users/users’ individual information and seeking a listing outside China shall file for cybersecurity review; and (v) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this prospectus supplement, we and our PRC subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if any of us is deemed to be a critical information infrastructure operator or a company that is engaged in data processing and holds personal information of more than one million users, we could be subject to PRC cybersecurity review.

As of the date hereof, we are of the view that we and our PRC subsidiaries are in compliance with the applicable PRC laws and regulations governing the data privacy and personal information in all material respects, including the data privacy and personal information requirements of the CAC, and we and our PRC subsidiaries have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we or our PRC subsidiaries could be subject to cybersecurity review, and if so, we may not be able to pass such review. In addition, we or our PRC subsidiaries could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we and our PRC subsidiaries will comply with such regulations in all respects and we or our PRC subsidiaries may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We or our PRC subsidiaries may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

While we and our PRC subsidiaries take various measures to comply with all applicable data privacy and protection laws and regulations, the current security measures and those of our third-party service providers may not always be adequate for the protection of our customer, employee or company data. We or our PRC subsidiaries may be a target for computer hackers, foreign governments or cyber terrorists in the future.

Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques.

Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

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

Foreign enterprises that engage in M&A activities inside and outside China are subject to different regulatory limitations under Chinese laws and regulations. The key regulations governing such activities within PRC are Wholly Foreign-Owned Enterprise Law, the Interim Provisions on the Domestic Investment of Foreign-Funded Enterprise, the Catalogue for the Guidance of Foreign Investment Industries (amended in 2017) and other relevant Chinese laws and regulations. Under these laws and regulations, conducting M&A in China requires that Qingdao Tiandihui Foodstuffs Co., Ltd. and Qingdao Tiandihui Pet Foodstuffs Co., Ltd are wholly foreign-owned enterprises “WFOE” be profitable, and a timely application with and approval by of local regulatory agencies of any proposed M&A transaction. The M&A activities outside the PRC are governed by several rules and regulations, including PRC Administrative Measures on Offshore Investment, the Regulation on Foreign Exchange Administration of the PRC, the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Resident’s Financing and Round-trip Investment Through Offshore Special Purpose Vehicles. Under these laws and regulations, our WFOE must get approval from the PRC Ministry of Commerce or its branch offices for any proposed offshore M&A transaction, and complete its foreign exchange registration. We cannot offer any assurance that in the event we seek such approvals or registrations we will be able to secure them in a timely fashion or will be able to receive them at all; negative feedback from the regulatory agencies or our failure to register such proposed transactions may have material adverse impact on our business expansion and could materially affect our business operation and finance condition. In addition, since approval and/or registration procedures required time to complete, these processes may cause additional delays to our onshore or offshore M&A projects, which, in turn, may have adverse impact on our business and operations.

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

Risks Related to the Ownership of Our Common Shares

We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the PRC.

Investors in our common shares should be aware that they may never directly hold equity interests in our subsidiaries, but rather purchasing equity solely in TDH Holdings, Inc. our British Virgin Islands holding company, which does not directly own substantially all of our business in China and conducted by our PRC subsidiaries. Our Common shares are shares in TDH Holdings, Inc., a BVI holding company instead of shares of our subsidiaries in China. This structure is subject to certain legal and operational risks associated with our subsidiaries’ operations in China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, Chinese or United States regulations, all of which may materially and adversely affect our business, financial condition and results of operations and/or the value of our Common Shares or could significantly decline or become worthless.

Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

Furthermore, the Holding Foreign Companies Accountable Act (“HFCA Act”), which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Our auditor is headquartered in California and is not subject to this determination announced by the PCAOB.

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended December 31, 2021 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Irvine, California and has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit YCM CPA Inc. to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determinations so that our PRC operating entities will be subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCA Act. The recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq Capital Market or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

The Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China and (2) Hong Kong. Our auditor is headquartered in California and is not subject to this determination announced by the PCAOB.

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended December 31, 2021 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis.

The recent developments would add uncertainties to our listing and we cannot assure you whether the Nasdaq Capital Market or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. Furthermore, the HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

Our management team has limited experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team has limited experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of our initial public offering, we mainly operated our businesses as a private company in the PRC. As a result of our IPO, our company became subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

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

On October 29, 2019, the Company received Nasdaq confirmation of the Company’s regaining technical compliance with the minimum stockholders’ equity rule and with other applicable requirements as set forth in the Panel’s decision following an oral hearing in August 2019. In connection with this confirmation, the Nasdaq Panel imposes a Panel Monitor under Listing Rule 5815(d)(4)(A) until October 30, 2020 for the purposes of monitoring the Company’s continued compliance with the stockholders’ equity requirement. The decision provided that if and to the extent the Company’s stockholders’ equity fell below $2.5 million and the Company did not qualify for listing under an alternative to the stockholders’ equity rule, the Panel (or a newly convened Panel if the initial Panel is unavailable) would promptly conduct a hearing with respect to this deficiency, and the Company’s securities could be delisted from Nasdaq. During the monitoring period, the Company was obligated to notify the Panel, in writing, in the event its stockholders’ equity fell below $2.5 million for any reason, or if the Company otherwise fell out of compliance with any other applicable listing requirement. In the event that the Company failed to comply with any other requirement for continued listing during the monitoring period, the Company would have been provided written notice of the deficiency and an opportunity to present a definitive plan to regain compliance to the Panel. The Panel would thereafter render a determination with respect to the Company’s continued listing on Nasdaq. On November 12, 2020, the Company, was informed that, following a 12-month compliance monitoring period under a Panel Monitor pursuant to a Compliance with Monitor letter dated October 29, 2019, the Company was currently in compliance with applicable Nasdaq Listing Rules, and the Panel has determined to continue the listing of the Company’s securities on The Nasdaq Stock Market. On February 23, 2022, the Company received a notification letter from Nasdaq Listing Qualifications advising the Company that based upon the closing bid price for the Company’s common shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5550(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until August 22, 2022, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s common stock must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date.

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

As a relatively new public company, we incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission, or the SEC, and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costlier, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

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

Overseas sales refer to overseas wholesale sales. Our overseas sales of pet food have decreased from approximately $0.2 million to 0.13 million, or by approximately 40%, from the year ended December 31, 2020 to 2021. The decrease of revenue in 2021 was mainly due to: (1) Due to the continuous development of the COVID-19, we had to close our factory again and stop production for a period of time, which caused the delay of orders. Therefore, some customers canceled their orders to the company, and the company’s sales revenue decreased greatly; (2) The purchasing cost of raw materials required for production has risen to a certain extent; (3) stop taking unprofitable orders. As a result, our pet food sales volume significantly decreased in 2021 as compared to 2020.

Domestic sales refer to domestic wholesale sales. Our domestic sales of pet food have decreased from approximately $0.6 million to 0.32 million, or by approximately 45%, from the year ended December 31, 2020 to 2021. The decrease of revenue in 2021 was mainly due to: (1) Due to the continuous development of the COVID-19, we had to close our factory again and stop production for a period of time, which caused the delay of. Therefore, some customers canceled their orders to the company, and the company’s sales revenue decreased greatly; (2) The purchasing cost of raw materials required for production has risen to a certain extent; (3) stop taking unprofitable orders. As a result, our pet food sales volume significantly decreased in 2021 as compared to 2020.

E-commerce sales, which refer to domestic electronic commerce sales, increased from $0.02 to $0.03 million from December 31, 2020 to 2021, or by approximately 107%. The reason for the increase is that we increased the promotion of our products.

Although raw material costs of pet food increased significantly in 2021 and the industry became more competitive, the PRC pet food consumption continues to grow. Although we suffered a decrease in our pet food revenue by 40.5% or $0.33 million in 2021 as compared to 2020, and had a recurring net loss of approximately $6.72 million in 2021, in order to overcome current challenges to recover our production and normal business activities in 2022 and beyond, our business strategy is to place a significant strain on our sales and marketing capacities, administrative and operating infrastructure, manufacturing facilities and other resources. To effectively manage additional challenges brought in by the global spread of COVID-19 and maintain our growth, we also plan to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies.

Based on current plan, if the above mentioned initiatives can be achieved, We still see significant opportunities for our future growth:

●	Strength and variety of our brands – we currently offer more than 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items like dog leashes, pet toys, etc.) under multiple brands and we have successfully sold our products to consumers in the PRC, Asia and Europe over the past years and we believe our brand awareness and connection with our existing customers may help us to bring our revenue back to track in the near future if we can continue to develop new products to appeal to customers and effectively market our products to them.

●	Product research & development – we believe our products are differentiated from those of our competitors in the PRC markets due to our in-depth research and development effort, our proprietary recipes, cooking and packing techniques developed over the last decade. Currently, we have been granted 20 invention and utility model patents, and have applied for 4 more patents. Although we did not have research and development spending in 2020 and 2021, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

●	Sales and marketing distribution – we utilize domestic and overseas multi-platform sales approach to connect our production output to customers in the PRC, Asia, Europe and North America. Although we reduced sale and marketing activities in 2021 and 2020 due to our suspension of our production and operations to deal with the pending claims, lawsuits and labor arbitrations, and due to adverse COVID-19 impact up to May 2021, in order to overcome these challenges and recoer our business operations going forward, in addition to the traditional sales approach, we plan to seek opportunities to re-utilize cross-border e-commerce platforms that contribute to the future expansion of our business.

●	Experienced and committed management team – our workforce is highly skilled in animal nutrition, sales and marketing.

Our product line in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items, e.g., dog leashes, etc.) under multiple brands in various geographical markets. Our products are available in multiple forms, including slice and serve rolls, strips, tubs, etc.

Currently, we offer 4 product lines:

●	Pet chews represent approximately 10.3% of our production and include various bones, rawhide and similar products,

●	Dried pet snacks represent approximately 66% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Wet canned pet foods represent approximately 22.4% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Dental health snacks foods account for approximately 1.3% of our production.

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

As of December 31, 2021 and as of the date of this filing, we have employed 42 full-time employees at our facilities. Our daily production capacity for all of our production facilities is approximately 5.4 tons. The following is a summary description of our production facilities (not including any of the outsourcing facilities used to support our production needs):

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

On November 14, 2017, a 55% owned subsidiary of the Company, Yichong (Qingdao) Technology Co., Ltd. (“Yichong”) was incorporated in Qingdao City, PRC. Yichong had no active business operations since its incorporation. In September 2019, the Company transferred all its ownership interests in Yichong to a third party. As a result, Yichong was deconsolidated from the Company since September 2019 and not included in our consolidated financial statements for the year ended December 31, 2020 and 2021.

On November 29, 2017, a 55% owned subsidiary of the Company, Qingdao Lingchong Information Technology Co., Ltd. (“Lingchong”) was incorporated in Qingdao City, PRC. Lingchong had no active business operations since its incorporation. In July 2019, the Company transferred all its ownership interests in Lingchong to a third party. As a result, Lingchong was deconsolidated from the Company since July 2019 and not included in our consolidated financial statements for the year ended December 31, 2020 and 2021.

On January 3, 2018, a 100% owned subsidiary, Qingdao Lile Pet Foodstuffs Co., Ltd. (“Lile”) was incorporated in Qingdao City, Shandong province, PRC. Lile had no active business operations since its incorporation, and it has been deregistered and dissolved since 2019 and not included in our consolidated financial statements for the year ended December 31, 2020 and 2021.

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

TDH Petfood LLC had no active business operations since its incorporation, and it has been deregistered and dissolved in 2021.

On June 4, 2021, TDH Income Corporation (“TDH Income”) was incorporated in Nevada. TDH Holdings, Inc. owns a 99.99% interest in TDH Income, and in December 2021, TDH Holdings, Inc. acquired the remaining 0.01% interest in TDH Income. As a result, TDH Income became a wholly-owned subsidiary of TDH Holdings, Inc.

On June 9, 2021, Ruby21Noland LLC (“Ruby21Noland”) was incorporated in Missouri. Ruby21Noland is a wholly owned subsidiary of TDH Income.

On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc.

On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc.

Recent Developments

Nasdaq Compliance Matters

On February 23, 2022, the Company received a notification letter from Nasdaq Listing Qualifications advising the Company that based upon the closing bid price for the Company’s common shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5550(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until August 22, 2022, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s common stock must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date.

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

COVID-19 Impact on the Company’s Operations

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. In response to the COVID-19 outbreak, governments around the global have implemented measures such as lockdowns, travel restrictions, and closures of businesses and schools. As a result of the COVID-19 outbreak, we have experienced suspension of operations, interruption of supply chain and decline in sales orders by our customers. Our businesses, results of operations, financial position and cash flows were adversely affected in fiscal year 2020 and 2021, including but not limited to material negative impact to our total revenues, slower collection of account receivables and significant disruptions of our supply chains. Although we resumed our operations in May 2020 and the COVID-19 outbreak in China appears to have slowed down and most provinces and cities have resumed some business activities under the guidance and support of the government, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of the Company’s supply chain. The continued uncertainties associated with COVID 19 may cause the revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

Today, while our offices and manufacturing facilities remain open and business activities have fully resumed, we are closely monitoring all developments and are following the guidelines issued by local and national health authorities. We strive to accommodate and support our employees, while also maintaining our commitments to our customers.

The extent of any future impact of the COVID-19 pandemic on our business is still highly uncertain and cannot be predicted as of the date of this prospectus. Any potential impact to our operating results will depend, to a large extent, on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities to contain the spread of the COVID-19 pandemic, almost all of which are beyond our control.

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

Registered Direct Offerings

On September 30, 2021, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell to the investors an aggregate of 10,000,000 of its common shares and warrants exercisable for an aggregate of 20,000,000 of its common shares. The common share purchase price is $0.89 per share and warrant purchase price is $0.01 per warrant. The warrants are exercisable immediately as of the date of issuance at an exercise price of $2.06 per share and expire twenty-four (24) months from the date of issuance. The warrants may also be exercised on a cashless basis. The Company may compel the exercise of the warrants if the closing price of the Company’s common shares exceeds $6.00 for ten (10) consecutive trading days commencing six (6) months after issuance. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 9.99% of the Company’s common shares. The registered direct Offering was closed on September 30, 2021 and the Company received approximately $8.2 million net proceeds from the issuance of 10,000,000 common shares to investors, after deducting placement agent fees and estimated offering expenses.

On November 3, 2021, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell to the investors an aggregate of 15,000,000 of its common shares and warrants exercisable for an aggregate of 30,000,000 of its common shares. The common share purchase price is $0.64 per share and arrant purchase price is $0.01 per warrant. The warrants are exercisable immediately as of the date of issuance at an exercise price of $1.47 per share and expire twenty-four (24) months from the date of issuance. The warrants may also be exercised on a cashless basis. The Company may compel the exercise of the warrants if the closing price of the Company’s common shares exceeds $6.00 for ten (10) consecutive trading days commencing six (6) months after issuance. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 9.99% of the Company’s common shares. The registered direct offering was closed on November 3, 2021 and the Company received approximately $8.9 million net proceeds from the issuance of 15,000,000 common shares to investors, after deducting placement agent fees and estimated offering expenses.

B.	Business Overview

Special Considerations

We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Kansas, Missouri, Nevada, PRC, Belgium, and Hong Kong.

PRC laws and regulations governing business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the operations of our PRC subsidiaries and Hong Kong subsidiaries, significant depreciation of the value of our Common Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or influence the operations of our PRC operating entities at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of our PRC operating entities and/or the value of our Common Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Trading in our Common Shares may be prohibited on national exchanges or “over-the-counter” markets under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021, and as a result, an exchange may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

Our auditor is currently subject to PCAOB inspections and the PCAOB is thus able to inspect our auditor. Our auditor is headquartered in Irvine, California and has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit YCM CPA Inc., to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PACOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act.

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

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment upon maturity, we have suspended our production and normal business operations and we were involved in certain legal proceedings since November 2019. Although we resumed our operations in May 2020 and the COVID-19 outbreak in China appears to have slowed down and most provinces and cities have resumed some business activities under the guidance and support of the government, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of the Company’s supply chain. These factors led to a decrease in our pet food revenue by 40.5% or $0.33 million in 2021 as compared to 2020. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.6 million in food service revenue. We suffered recurring net loss of approximately $6.72 million in 2021.

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

As a result of our suspension of our production in November 2019 which was further negatively impacted by the COVID-19 outbreak and spread in 2020 and 2021, we have reduced our number of employees in response to current challenges. As of the date of this filing, we employ around 42 full-time employees at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC.

Our Industry and Market

China Pet Food Industry

While the global pet food market is well-established worldwide, in China it is a relatively new industry. China’s economy has shown steady growth over the last decade, from a GDP per capita of $1,509 in 2004 to $10,500 in 2020. By 2023, China’s pet industry is estimated to reach RMB 472.3 billion in combined annual revenue. This would represent an 800 percent increase compared to 2013. As of 2020, close to 63 million people in China were taking care of over 100 million pets, supporting a $32 billion service industry for just cats and dogs. And of that $32 billion, around $17.8 billion was spent on pet food alone.

The growth in this industry is largely a function of consumer education and increased awareness of pet food products, product ingredients, quality, brand awareness and loyalty. We consider pet humanization to be another driving factor behind the growth trend, i.e., where pet owners view their pets as members of the family. As pets are increasingly viewed as companions, friends, and family members, pet owners spare no expense for their pets, driving premiumization across pet categories. Research shows an increasing percentage of Chinese pet owners (57.1%) are coming to see pets as their “children”. And, as it goes with children, pet “parents” are ready to lavish their love by investing more on making their pets happier.

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

In 2020, around 57 percent of China’s pet food was sold via e-commerce platforms, an increase from about 50.5 percent in the previous year.

Our Competitive Strengths

Although we suffered significant decrease in revenue and had a recurring loss in 2021, given our current recovery plan, we believe the following strengths can still differentiate us from our competitors in our market in China:

●	Strength and variety of our brands – we offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other non-food products (e.g. dog leashes, pet toys etc.) under multiple brands that are well-established and recognizable by consumers in the PRC, Asia and Europe.

●	Product research & development – we believe that our products are differentiated from those of our competitors in the PRC markets due to our in-depth research and development effort and our proprietary recipes and cooking techniques developed over the last decade. Although we did not incur any R&D expenses in 2021, partly due to our temporary suspension of our manufacturing activities in 2019, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

●	Sales and marketing distribution – our multi-platform sales approach connects our production output to customers in the PRC, Asia, Europe and North America.

●	Experienced and committed management team - Tiandihui’s workforce is a highly skilled with specialized training designed to address complex customer care engagements; our entrepreneurial management team includes employees who have significant experience in animal nutrition, sales and marketing, among others. Our management team is comprised of an experienced group of executives, many of whom have many years of operating experience.

We intend to continue capitalizing on our strengths in order to achieve a business turnaround for sales growth and profitability in the near future.

Our History and Corporate Structure

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). We also own all of the outstanding capital stock of TDH Foods Limited, another wholly-owned Hong Kong subsidiary, and holds a 100% interest in TDH Income Corporation, a Nevada limited liability company. TDH HK, in turn, owns all of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., our operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company (Tiandihui). TDH Foods Limited owns 100% of the outstanding capital stock of Qingdao Tiandihui Pet Foodstuffs Co., Ltd, with its wholly-owned subsidiary of Qingdao Tiandihui Foodstuffs Sales Co., Ltd. TDH HK Limited owns 100% of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., with its wholly-owned subsidiary of Beijing Chongai Jiujiu Cultural Communication Co., Ltd. TDH Income Corporation owns 100% of the outstanding capital stock of Ruby21Noland LLC. Ruby21Noland LLC was incorporated in the State of Missouri on June 9, 2021. On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc. On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc.

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

Product research and innovation is pivotal to our growth strategy. Our experienced team of marketing and R&D professionals is in constant contact with our outside collaborators and experts. The success of our approach is evidenced by our broad product portfolio today. Although our R&D expense decreased in 2021, we strive to maintain a strong innovation pipeline that expands the breadth of our current product offerings.

We offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items like dog leashes and pet toys) under multiple brands in various geographical markets. Currently, we offer 4 product lines including the following:

●	Pet chews represent approximately 10.3% of our production and include various bones, rawhide and similar products,

●	Dried pet snacks represent approximately 66% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Wet canned pet foods represent approximately 22.3% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Dental health snacks foods account for approximately 1.4% of our production.

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

●	The Pude facility maintains a production area of 30,565 sq. feet with a 20-year export processing history. We maintain ISO9001, hazard analysis critical Control Points (HACCP), British Retail Consortium (BRC) and International Characteristic Standards (IFS) certification, as well as EU and Japanese registered facilities. The daily production capacity for this facility is approximately 4.6 tons.

●	The Jiaozhou facility has production area of 30,062 square feet. Our daily production capacity at this facility is approximately 0.8 ton. We stopped leasing the plant since the beginning of 2021.

Supply Chain

Manufacturing

All of our products are manufactured in the PRC. As of the date of this filing, we own one manufacturing facility- The Pude facility in the Shandong province for a total production area of approximately 30,565 square feet built to high quality food production standards.we also leased the Jiaozhou facility with production area of 30,062 square feet and daily production capacity at this facility is approximately 0.8 ton. In 2021, 2020 and 2019, 98%, 97% and 40% respectively, of our product volume was manufactured by us. We also strategically partner with a select group of contract manufacturers that manufacturing facilities to supplement our production needs.

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

Quality Control

We are committed to the highest quality of products that leave our facilities. To that end, we have implemented a rigid quality control system and devote significant attention to quality control procedures at every stage of our process, including spot testing of finished products. Our entire food processing chain, from sourcing of raw materials to the finished products, is closely monitored to ensure that all pet food products meet the highest level of global hygienic and quality standards. We monitor our manufacturing process closely and conduct performance and reliability testing to ensure our products meet our end-user customer expectations. Our quality control group as of December 2021 included 2 employees that implement various management systems to improve product quality programs, most of whom are trained in quality control and nutrition. We spot test and inspect our raw materials to ensure compliance with quality standards. We also evaluate the quality and delivery performance of each supplier periodically and adjust quantity allocations accordingly. We also monitor in-process and outgoing stages of our processes.

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

Research & Development

Although we did not have research and development spending in 2020 and 2021, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

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

Our primary trademark portfolio consists of 15 registered trademarks. Our trademarks are valuable assets that reinforce the distinctiveness of our brand and our consumers’ favorable perception of our products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, we own 4 URL designations/domain names, including tdhpet.cn, tdhpet.com,, tdhpetfood.com and tiandihui.com. We also own 1 copyright, the name of which is the Mascot of Chongai Jiujiu-Huihui, and will expire on December 31, 2064.

On September 1, 2016, we entered into an exclusive 10-year trademark using agreement with TDH Group BVBA, a limited liability company organized under the laws of Belgium (TDH BVBA), under which agreement we have secured right to the exclusive usage of ” Pet Cuisine” and “Hum & Cheer” trademarks worldwide, from September 1, 2016 to August 31, 2026 in consideration for the exclusive fee of 5% of the total sales of such products which used those two trademarks, payable every six months. In November 2018, we completed acquisition of TDH BVBA.

Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent rights.

Currently, we hold the following design patents pertaining to the pet food products:

No.	Name of Patent	Patent Number		Types	Date of authorization
1	A chicken cartilage composite functional dog food and preparation method	201310653084.4		Invention	May 20, 2015
2	A pet dog food and its preparation method	201310651439.6		Invention	August 5, 2015
3	A preparation method of beef flavor nutrition canned food canned food	201310651598.6		Invention	May 20, 2015
4	A full price nutritive semi wet pet dog food and preparation method	201310654269.7		Invention	May 20, 2015
5	A hermaphrodite breeding device for pet dog	201520651073.7		utility model	January 6, 2016
6	A pet dog’s molars knot bone	201520651112.3		utility model	March 2, 2016
7	A new kind of pet food	201520651920.	X	utility model	March 2, 2016
8	A pet cat bone cleaning bone	201520649912.1		utility model	June 1, 2016

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

In addition, the company currently has only one factory, located in the coastal city of Qingdao, near Qingdao International Airport and the international Qingdao harbor, which proximity ensures efficient international transportation by sea/air. Our facilities are used for customer service, sales and marketing, R&D and administrative functions. We believe our facilities are adequate for our current needs.

A summary description of our facilities is as follows (this list does not include any of the outsourcing facilities that we may, from time to time, use to support our production needs):

		Capacity Ton per day	Location	Total area (square feet)	rent/owned
1	Pude facility	4.6	West point, Tiejueshan Road, Huangdao District, Qingdao City	30,565	owned

Our daily production capacity for all of our production facilities is approximately 4.6 tons.

We own the Pude facility which has a 20-year export processing history. We maintain ISO9001, hazard analysis critical Control Points (HACCP), British Retail Consortium (BRC) and International Characteristic Standards (IFS) certification, as well as EU and Japanese registered facilities. The daily production capacity of our factory is approximately 4.6 tons.

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

Restaurant Segment

On October 31, 2021, the Company completed the acquisition of 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. The Company believes that the acquisition brings new revenue source for the Company going forward.

Bo Lings Chinese Restaurant, which was founded by Richard (Bo) and Far Ling (Ling) Ng, husband and wife, in 1981. Today there are 5 Bo Lings Chinese Restaurants in the Kansas City area, as well as a warehouse for distribution of supplies. All Bo Lings restaurants are full service that include a dining area, bar, carry out menu and offer catering services. The location we purchased is in Overland Kansas and offers a full Cantonese Dim Sum menu and space for banquets. Most of the menu items are prepared onsite in the kitchen and cooked to order. Business is managed by Richard and Far Ling with a team of employees in each restaurant, including bookkeepers, a marketing manager and a purchasing director. Over the years, we believe Bo Lings has built a reputation as one of the best Chinese restaurants in the Kansas City area.  Currently, no other Chinese Restaurant has 2 or more restaurants in our area.

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

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). We also own all of the outstanding capital stock of TDH Foods Limited, another wholly-owned Hong Kong subsidiary, and holds a 100% interest in TDH Income Corporation, a Nevada limited liability company. TDH HK, in turn, owns all of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., our operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company (Tiandihui). TDH Foods Limited owns 100% of the outstanding capital stock of Qingdao Tiandihui Pet Foodstuff Co., Ltd, with its wholly-owned subsidiary of Qingdao Tiandihui Foodstuff Sales Co., Ltd. We conduct all of our business through Tiandihui, Tiandihui Pet Foodstuff and Tiandihui Foodstuff Sales which has one wholly-owned subsidiary: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (incorporated on March 3, 2011). TDH Income Corporation owns 100% of the outstanding capital stock of Ruby21Noland LLC. Ruby21Noland LLC was incorporated in the State of Missouri on June 9, 2021. On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc. On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. In addition, TDH Group BVBA, a Belgium company is wholly-owned by TDH Holdings, Inc.; TDH JAPAN, a Japanese company is wholly-owned by TDH Holdings, Inc. TDH Japan has been deregistered and dissolved in February 2021.

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

Recent Developments

The Company’s business operations may be further negatively impacted by the COVID-19 Pandemic

Our business operations has been affected and may continue to be affected by the ongoing COVID-19 pandemic. The COVID-19 pandemic continues to have a severe and negative impact on the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. The global spread of the COVID-19 pandemic in major countries of the world has and may continue to result in global economic distress, and the nature of and extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. Although we resumed our operations since May 2020, any resurgence could negatively affect the execution of customer contracts, the collection of customer payments, and the continued uncertainties associated with the COVID 19 pandemic may cause our revenue and cash flows to underperform in the next 12 months from the date of this annual report. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

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

We Are Currently Facing Challenges to Recover Our Production and Normal Business Operations and Resolve Existing Legal Proceedings

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment to financial institutions upon maturity, we temporarily suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. The COVID-19 outbreak and spread further disrupted our business activities during the period from the beginning of 2020 up to May 2020 when we resumed our business operations. In order to diversify our revenue streams, on October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.6 million in food service revenue. However, our revenues generated are not currently sufficient and our business operations may be further affected by the ongoing COVID-19 pandemic. Our net losses were $874,668 in 2020 and $6,715,958 in 2021. Although we are currently trying to implement our business strategies in order to manage the future growth of our business, we cannot assure our current efforts may achieve the anticipated results and we may continue to incur operating losses in the near term. We cannot guarantee that going forward we will operate profitably. In order to achieve profitability, among other factors, management must successfully execute our growth and operations in the markets on which we are focused. If we are unable to successfully take necessary steps, we may be unable to sustain or increase our profitability in the future.

We terminated the lease of the Jiaozhou plant in 2021, and as of December 31, 2021, we had only one production base with a daily production capacity of 4.6 tons. The facility owned by us was frozen by the court as a result of our pending legal proceedings which led to our inability to sell, transfer or disposal of the facility but we can still use the production lines and facilities to manufacture our pet food products if we have sales orders from customers. Due to decreased sales orders as affected by COVID-19, plus the termination of the lease of Jiaozhou factory and our recent challenges, our total production capacity decreased by 14.81% from 5.4 tons per day in 2020 to 4.6 tons per day as of the date of this filing.

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

We face substantial challenges in our effort to resume normal business activities. Our future growth will place a significant strain on our sales and marketing capacities, administrative and operating infrastructure, manufacturing facilities and other resources. To effectively manage additional challenges brought on by the global spread of COVID-19, we need to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies, resolve the substantial litigation and judgements to which we are subject and raise substantial capital. There may be particular complexities, regulatory or otherwise, associated with our expansion into new markets, and our strategies may not succeed beyond our current markets. If we are unable to effectively address these challenges, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth or our ability to function as a going concern. We also need to expand our customer base, refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than anticipated and we may not successfully attract a sufficient number of customers in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results.

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

As of December 31, 2021, we had the following pending lawsuits, legal claims, proceedings and arbitrations:

●	Legal claims by vendors and lenders. Since November 2019, the Company has been a subject of 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with related interest and costs. As of the date of this report, in 44 cases, the creditors have reached civil conciliation letters with our company, and in 9 cases, the court has issued civil judgments. With respect to the remaining 4 cases, the plaintiffs withdrew the lawsuit because of lack of evidence. The mediation and judgment involved total claims of RMB13.86 million (USD$2.12 million). Such liabilities have been accrued and reflected in the consolidated financial statements for the year ended December 31, 2020. On March 13, 2021, a land use right and a factory building on the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million). On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

On December 2, 2019, Qingdao Lingang Real Estate Co., Ltd. (“QLRE”), filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The Company entered into a loan agreement with QLRE in 2018 and borrowed RMB20 million (USD3.18 million) from QLRE in connection with purchase of a factory. The loan was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The Company failed to make repayment to QLRE. On March 4, 2020, the Court ordered that: (i) the Company repay QLRE the principal amount of RMB20 million plus interest of RMB 550,000 accrued as of October 31, 2019. The court ordered that the payment be made within 10 business days after the effective date of the court ruling, and also ordered that the Company pay interest at the rate of 2% per month for the period from the date of November 1, 2019 to the date of full discharge of the debt, as well as the litigation fee of RMB77,000 (USD$11,933). If the debt is not repaid within the required timeframe, interest shall be doubled from the effective date of court order until the date of full discharge of the debt.  As of December 31, 2021, we have not made the loan repayment to QLRE. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

On January 15, 2020, China Construction Bank (“CCB”), initiated a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The plaintiff alleged that it executed a loan agreement with the Company in the amount of RMB19.93 million (USD3.08 million) for the purchase of manufacturing facility and the associated land use right located at Lingang Economic Development Zone, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The loan with CCB was guaranteed by Rongfeng Cui and Yanjuan Wang, and secured by a pledge by the aforementioned manufacturing facilities and associated land use right. On April 14, 2020, the Court has ordered among other things that the Company repay RMB19.93 million (USD3.25 million) of principal and accrued interest to CCB, and to sell the mortgaged property. On March 13, 2021, the land and factory buildings on the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million), of which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB. The repayment has been completed by April 2021.

On November 11, 2019, Shanghai Pudong Development Bank Qingdao Branch(“SPDB”), filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB to borrow an aggregate of RMB4.85 million (USD0.75 million) from SPDB for working capital purpose. The Company failed to repay the debt upon maturity. The borrowing from SPDB was guaranteed by Rongfeng Cui and Yanjuan Wang, and secure by a pledge of land use right and real property of Saike and certaim real property owned by Rongfeng Cui and Yanjuan Wang. The Company failed to make repayment to SPDB on the maturity date. On October 24, 2020, the court has ordered the Company to repay SPDB the principal owed plus interest at the annual interest rate of 18.25%. The payment was required to be made within 10 business days after the effective date of the order. If the debt is not paid within the required timeframe, interest shall be doubled from the effective date of the court order until the date of full discharge of the debt.  The Company is also required to pay litigation fees in the amount of  RMB156,880 (USD 24,312).  As of December 31, 2021, we have not made the repayment to SPDB. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd. and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

On December 10, 2019, Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), initiated a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB for bank acceptance draft and Gaochuang executed the guarantee of SPDB bank acceptance deposit on behalf of the Company in the amount of RMB 1.2 million (USD 0.19 million). The Company failed to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang upon the bank acceptance draft maturity date. The deposit made by Gaochuang was guaranteed by certain of the Company’s fixed assets and patents.  On December 29, 2020, the court ordered the Company to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang and the interest at the annual interest rate of 4.15%. The payment was required to be made within 10 business days after the effective date of the court order. The court order also provides that if the debt is not paid within the required timeframe, interest shall be doubled from the effective date of court order until the date of full discharge of the debt.  The court order also obligate the Company to bear litigation fees of RMB83,127(USD 12,882). As of December 31, 2021, we had not made the repayment to Gaochuang. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

On May 6, 2020, the Postal Savings Bank of China Limited Weihai Road Sub-branch of Qingdao North District (hereinafter referred to as Postal Savings) filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui and Yanjuan Wang. The Company entered into two loan agreements with Postal Savings in 2018 and 2019, respectively, and borrowed RMB9.9 million ($1.53 million) in aggregate. The loans were guaranteed by Rongfeng Cui and Yanjuan Wang, and were secured by a pledge of real property owned by the Company and real property owned by Rongfeng Cui. The Company failed to pay its debt to Postal Savings when it was due. In June 2020, the court ordered the Company to repay to Postal Savings the principal and interest under the loan, and to reimburse Postal Savings for the litigation fees incurred by Postal Savings.  If the court decide to auction the pledged real properties, Postal Savings shall have the priority right of the repayment from the auction proceeds. As of December 31, 2021, we had not made the repayment to Postal Savings. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

●	Labor arbitration claims by former employees. Due to decreased business scale and the impact of COVID-19, the Company dismissed certain employees in 2019 and 2020 and only maintained 42 full-time employees, during fiscal year 2021 and as of December 31, 2021. As a result of the employee layoffs, certain of the Company’s former employees commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB3.68 million (USD0.56 million). There were 98 labor arbitrations, of which 6 cases has been settled and the trial court has issued decisions on the remaining 92 cases. The Company accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019. Upon the issuance of rulings in these cases, the Company further accrued approximately $0.1 million wage and/or severance payables in other current liabilities on the consolidated balance sheet as of December 31, 2020 and recognized losses of approximately $0.1 million for the year ended December 31, 2020. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were actioned by the court for $5,098,461 (RMB 33.14 million). In 2021, we have paid RMB3.73 million to substantially settle the labor arbitration cases with our former employees. We only have RMB0.5 million ($0.08 million) remaining severance payables to them as of December 31, 2021, which we anticipate to fully settle by the end of 2022. Failure to successfully settle the claims could impair our ability to continue as a going concern.

Nasdaq Compliance Confirmation and a Panel Monitor

On February 23, 2022, the Company received a notification letter from Nasdaq Listing Qualifications advising the Company that based upon the closing bid price for the Company’s common shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5550(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until August 22, 2022, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s common stock must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date.

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

Registered Direct Offerings

On September 30, 2021, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell to the investors an aggregate of 10,000,000 of its common shares and warrants exercisable for an aggregate of 20,000,000 of its common shares. The common share purchase price is $0.89 per share and warrant purchase price is $0.01 per warrant. The warrants are exercisable immediately as of the date of issuance at an exercise price of $2.06 per share and expire twenty-four (24) months from the date of issuance. The warrants may also be exercised on a cashless basis. The Company may compel the exercise of the warrants if the closing price of the Company’s common shares exceeds $6.00 for ten (10) consecutive trading days commencing six (6) months after issuance. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 9.99% of the Company’s common shares. The registered direct Offering was closed on September 30, 2021 and the Company received approximately $8.2 million net proceeds from the issuance of 10,000,000 common shares to investors, after deducting placement agent fees and estimated offering expenses.

On November 3, 2021, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell to the investors an aggregate of 15,000,000 of its common shares and warrants exercisable for an aggregate of 30,000,000 of its common shares. The common share purchase price is $0.64 per share and arrant purchase price is $0.01 per warrant. The warrants are exercisable immediately as of the date of issuance at an exercise price of $1.47 per share and expire twenty-four (24) months from the date of issuance. The warrants may also be exercised on a cashless basis. The Company may compel the exercise of the warrants if the closing price of the Company’s common shares exceeds $6.00 for ten (10) consecutive trading days commencing six (6) months after issuance. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 9.99% of the Company’s common shares. The registered direct offering was closed on November 3, 2021 and the Company received approximately $8.9 million net proceeds from the issuance of 15,000,000 common shares to investors, after deducting placement agent fees and estimated offering expenses.

In connection with the Company’s registered direct offering as consummated on September 30, 2021 and November 3, 2021, the Company agreed to sell to the investors warrants exercisable for an aggregate of 50,000,000 of its common shares, with warrant purchase price of $0.01 per warrant. As of December 31, 2021, 50,000,000 warrants were issued and outstanding and 24,423,626 warrants have been exercised on the cashless basis. Subsequently in January 2022, the investors elected to exercise additional 21,886,536 warrants at cashless basis. The Company did not receive any proceeds from such transaction.

Acquisition of the restaurant business

On October 31, 2021, the Company completed the acquisition of 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. The Company believes that the acquisition brings new revenue source for the Company going forward.

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

As a result of our suspension of our production in November 2019 which was further negatively impacted by the COVID-19 outbreak and spread in 2020 and 2021, we have reduced our number of employees in response to current challenges. As of December 31, 2020, we have employed approximately 42 full-time employees at our facilities. With the exception of our subsidiary’ offices located in Beijing, all of our production, administration, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC.

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

We operate our pet food business in China through our wholly-owned subsidiaries, Tiandihui, Tiandihui Pet Foodstuffs, Tiandihui Foodstuffs Sales and Chongai Jiujiu.

On October 31, 2021, we completed the acquisition of 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. We believe that the acquisition brings new revenue source (i.e, restaurant revenue) for us going forward.

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

COVID-19 Impact: In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. In response to the COVID-19 outbreak, governments around the global have implemented measures such as lockdowns, travel restrictions, and closures of businesses and schools. As a result of the COVID-19 outbreak, we have experienced suspension of operations, interruption of supply chain and decline in sales orders by our customers. Our businesses, results of operations, financial position and cash flows were adversely affected in fiscal year 2021, including but not limited to material negative impact to our total revenues, slower collection of account receivables and significant disruptions of our supply chains. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.6 million in food service revenue. However, our revenues generated are not currently sufficient and our business operations may be further affected by the ongoing COVID-19 pandemic. Although we resumed our pet food business operations since May 2020 and we are currently trying to implement our business strategies in order to manage the future growth of our business, we cannot assure our current efforts may achieve the anticipated results and we may continue to incur operating losses in the near term. We conduct our restaurant business in the United States. In response to the Covid-19 outbreak, many state and local authorities had mandated the temporary closure of non-essential businesses and dine-in restaurant activity or limited indoor dining capacities. COVID-19 and the government measures taken to control it have caused a significant disruption to our business of Bo Lings. As of the filing date of this Annual Report on Form 20-F, we had Bo Lings operating at 100% indoor dining capacity. However, there can be no assurance that developments with respect to the COVD-19 pandemic and government measures taken to control it will not adversely affect our operations and financial results. We cannot guarantee that going forward we will operate profitably. In order to achieve profitability, among other factors, management must successfully execute our growth and operations in the markets on which we are focused. If we are unable to successfully take necessary steps, we may be unable to sustain or increase our profitability in the future.

Our ability to resolve our debt burden and limited production capacity to support our future revenue growth. We are currently facing challenges to settle defaulted loan payments to various financial institutions mentioned above. Our pet food manufacturing capacity also decreased from 8.0 tons per day in 2019 to 4.6 tons per day as of the date of this filing and one of the our manufacturing facilities was frozen by the court order. Although we still use this frozen manufacturing facility to produce pet food products whenever we receive customer orders, we cannot assure whether the court will take additional actions or not to auction this facility and request us to use the auction proceeds to repay our debt. Our future market expansion, business recovery and revenue growth may need significant amount of capital expenditure. If we cannot resolve current working capital shortage, debt burden and limited production capacity, we may not be able to support our future revenue growth.

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

Our restaurant business is also highly competitive. We face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores, coffee shops and online retailers. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by a contracting IEO segment or by new or continuing actions, product offerings or consolidation of our competitors and third-party partners, which may have a short- or long-term impact on our results. We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, successfully develop and introduce new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations, manage our investments in technology and modernization, and respond effectively to our competitors’ actions or offerings or to unforeseen disruptive actions. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics, which could have the overall effect of harming our business.

Expansion of E-commerce sales. With the popularization and development of Internet, E-commerce accounts for an increasing proportion in the industry. If we fail to expand our E-commerce business, our total revenue could continue to decrease. E-commerce sales in 2021, 2020 and 2019 were $34,590, $16,708 and $83,779, accounting for 3%, 2% and 1% of total revenue, respectively. Although we suspended our e-commerce business in 2019, we are planning to recommence our domestic e-commerce business in the near future.

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

Macro-economic conditions. Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including adverse changes in interest rates, volatile commodity markets and inflation, contraction in the availability of credit in the market and reductions in consumer spending. A macroeconomic downturn, which decreases the disposable personal income, may contribute to decreased sales of our pet food products and our restaurant business.

Costs and Expenses

Our costs and expenses primarily include the following:

Costs of revenues. Cost of revenues of our pet food business consists primarily of direct raw materials, direct payroll of workshop staff, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expense and overhead expenses necessary to manufacture finished goods as well as distribution costs such as inbound freight charges. Cost of revenues of our restaurant business consist primarily of food and packaging costs, payroll and employee benefit costs, store lease and occupancy costs and depreciation and amortization costs, etc.

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

Price fluctuation of raw materials. For our pet food business, the raw materials purchase costs significantly impact our cost of goods sold. Any significant fluctuation of the market price of raw materials may negatively affect our operating results. Even if our current materials supply is relatively stable, we could be impacted by material price fluctuation in coming years. For our restaurant business, food and beverage purchase costs and labor costs also significantly impact our costs of goods sold.

Our ability to resolve our current poor credit resulting from our legal proceedings with our vendors and suppliers. Our cost of revenues is impacted by whether we can negotiate favorable purchase price and credit terms with our suppliers and vendors, including but not limit to raw material supplies, printing and packaging supplies, transportation companies and other vendors. Since November 2019, we have been a subject of 57 lawsuits by our suppliers and vendors. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

Prevailing salary levels. Our cost of revenues is impacted by prevailing salary levels. Although we have not been subject to significant wage inflation, a significant increase in the market rate for wages could harm our operating results and our operating margin. Our ability to attract, retain, and expand our senior management and our professional and technical staff is an important factor in determining our future success. The market for qualified scientists and researchers is competitive. From time to time, it may be difficult to attract and retain qualified individuals with the required expertise at a fair wage. An increase in compensation of our scientists and researchers may increase our operating cost.

Depreciation. Our depreciation expenses are mainly driven by the net value of machinery equipment, motor vehicles, buildings, lease restaurant store and other items. Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over estimated useful life from 5 years to 50 years. Any change of the depreciation accounting policy or impairment of our property may affect our operating results.

Shipping and handling expense. Our shipping and handling expense includes domestic freight, oversea freight, domestic express shipping fee. In order to reduce shipping and handling cost, we are trying to negotiate with and establish closer cooperation with several shipping companies providing express shipping services in order to lock favorable fee rates and reduce the domestic express fees.

Research and Development expense.

Although we did not have research and development spending in 2020 and 2021, looking forward, in order to diversify our product offering to meet customer demands in the future, we may incur additional R&D expenses in the coming years to maintain our competitive advantage.

Results of Operations

For the years ended December 31, 2021, 2020 and 2019

	December 31			2021 vs	2020 vs
	2021	2020	2019	2020	2019
	$	$	$
Net revenues	1,091,889	815,225	12,455,414	29.82%	-93.45%
Net revenues-related parties	-	-	192,841	100%	-100%
Cost of revenues	1,112,463	857,060	13,992,499	29.80%	-93.87%
Cost of revenues-related parties	-	-	178,636	N/A	-100%
Gross loss	(20,574)	(41,835)	(1,522,880)	-50.82%	-97.25%
Gross margin	-1.88%	-5.13%	-12.04%		N/A
Selling expense	75,944	117,993	920,237	-35.64%	-87.18%
R&D expense	-	-	-	N/A	N/A
General and administrative expenses	3,944,709	1,766,109	3,702,035	123.36%	-52.29%
Impairment of long-lived assets other than goodwill	217,257	-	813,344	100%	-100%
Impairment of goodwill	355,570	-	-	100%	N/A
Loss from operations	(4,614,054)	(1,925,937)	(6,958,496)	-139.57%	-72.32%

Revenues.

Our revenue was $1,091,889, $815,225 and $12,648,255 for the years ended December 31, 2021, 2020 and 2019, respectively. Our total revenue increased by $276,664 or 33.93% when comparing 2021 to 2020, and decreased by $11,833,030 or 93.55% when comparing 2020 to 2019.

The following table displays our revenue by different marketing channels.

	December 31			2021 vs	2020 vs
	2021	2020	2019	2020	2019
	$	$	$
Oversea sales	134,896	226,385	9,995,136	-40%	-98%
Domestic sales	319,061	574,921	2,711,445	-45%	-79%
Electronic commerce sales	34,590	16,708	83,779	107%	-80%
Restaurant revenue	606,463	-	-	100%	-
Less: Sale tax and addition	(3,121)	(2,789)	(142,105)	12%	-98%
Total revenues	1,091,889	815,225	12,648,255	34%	-94%

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For the year ended December 31, 2021, for revenue generated from pet food sales, our overseas and domestic sales decreased by $91,489 and $255,860, respectively, and our e-commerce sales increased by $17,882 from the year ended December 31, 2020. However, our revenue from restaurant business in the United States increased by $606,463 or 100%. As a result, our total revenue increased by $276,664 or 34% when comparing 2021 to 2020.

The decrease of pet food revenue in 2020 was mainly due to the following facts: (1) Due to the continuous development of the COVID-19, we had to close the factory and stop production for a period of time, which caused the delay of orders and affected customers’ trust in us. Therefore, some customers canceled their orders to the company, and the company’s sales revenue decreased greatly; (2) The purchasing cost of raw materials required for production has risen to a certain extent; (3) stop taking unprofitable orders.

On the other hand, our revenue from restaurant business increased by $606,463 or 100% when comparing 2021 to 2020. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. Revenue from our restaurant business primarily include food and beverage sales of $606,463 for the last two months in 2021 after we acquired the business on October 31, 2021.

As a result of the above, our total revenues for the fiscal year 2021 increased as compared with the fiscal year 2020.

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

As a result, our total revenues for the fiscal year 2020 decreased significantly as compared with the fiscal year 2019.

The revenue generated from different product lines are set forth as following:

	December 31			2021 vs	2020 vs
	2021	2020	2019	2020	2019
	$	$	$
Pet chews	46,112	59,096	6,469,755	-22%	-99%
Dried pet snacks	293,325	317,392	4,617,742	-8%	-93%
Wet canned pet food	10,760	84,117	1,310,001	-87%	-94%
Dental health snacks	6,127	19,915	305,452	-69%	-93%
Baked pet biscuits	-	3,132	87,410	-100%	-96%
Restaurant revenue	606,463	-	-	100%
Others	132,223	334,362	-	-60%	100%
Less: Sale tax and addition	(3,121)	(2,789)	(142,105)	12%	-98%
Total revenues	1,091,889	815,225	12,648,255	34%	-94%

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Our total revenue increased by $276,664 or 34% when comparing 2021 to 2020, among which, revenue generated from pet chews decreased by $12,984 or 22%, revenue from dried pet snacks decreased by $24,067 or 8%, revenue generated from wet canned pet foods decreased by $73,357 or 87%, from the year ended December 31, 2020 to the year ended December 31, 2021, respectively. In addition, revenue generated from dental health snacks decreased by $13,788 or 69%, from the year ended December 31, 2020 to the year ended December 31, 2021. The decrease in pet food sales was primarily due to our inability to fulfill customer orders on a timely basis due to disruption of supply chain and logistics caused by the COVID, as well as decrease of sales order, and our unfavorable selling price which led to our products became less attractive to customers. On the other hand, on October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $606,463 in restaurant revenue when we sold food and beverage to customers.

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

The revenue generated from different countries are set forth as following:

	December 31			2021 vs	2020 vs
	2021	2020	2019	2020	2019
	$	$	$
South Korea	37,320	34,378	1,335,791	9%	-97%
China	353,651	713,257	2,662,247	-50%	-73%
United Kingdom	-	-	1,573,546	N/A	-100%
Germany	-	-	2,062,110	N/A	-100%
U.S.	606,463	-	-	100%	-
Other countries	97,576	70,379	5,156,666	39%	-99%
Less: Sale tax and addition	(3,121)	(2,789)	(142,105)	12%	-98%
Total revenues	1,091,889	815,225	12,648,255	34%	-94%

“Other countries” is comprised of all countries whose revenues, individually, were less than 10% of the Company’s revenues.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Overall, our pet food sales to China domestic market and overseas market both significantly decreased in 2021 as compared to 2020, mainly due to decreased sales volume of our products as affected by the negative impact of COVID-19 (coronavirus) as discussed above, as well as decrease in sales orders, and our unfavorable selling price. On the other hand, revenue from United States increased by $606,463 in 2021 as compared to 2020 attributable to the restaurant business we acquired in October 2021.

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

Cost of revenues

Our cost of revenues is primarily comprised of the cost of our raw materials, labor and factory overhead. Our cost of revenues, increased by $255,403 or 29.80% for the year ended December 31, 2021 as compared to the year ended December 31, 2020. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $606,463 in food service revenue and related costs. Our cost of revenues as a percentage of revenue was 101.88% and 105.13% for the years ended December 31, 2021, and 2020, respectively.

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

Gross margin

Our gross margin was negative 1.88% for the year ended December 31, 2021, compared with negative gross margin of 5.13% for the year ended December 31, 2020. The improvement in gross margin was mainly due to change in sales mix and more high margin pet food products being sold in 2021 as compared to 2020, and also affected by increased gross margin from our restaurant business.

Our gross margin was negative 5.13% for the year ended December 31, 2020, compared with negative gross margin of 12.04% for the year ended December 31, 2019. The improvement in gross margin was mainly due to change in sales mix and more high margin products being sold in 2020 as compared to 2019.

Operating expenses

Operating expenses were $4,593,480, and $1,884,102 for the years ended December 31, 2021 and 2020, respectively, an increase of $2,709,378, or 143.80%. The ratio of operating expenses as a percentage of revenue increased from 231.11% for the year ended December 31, 2020 to 420.69% for the year ended December 31, 2021.

Selling expense was $75,944 and $117,993 for the years ended December 31, 2021, and 2020, respectively, a decrease of $42,049 or 35.64%. The decrease in our selling expense was in line with our decreased pet food revenue in 2021. As our revenue declined, our distribution costs, sales promotion and marketing campaign related costs and sales commission paid to our sales teams decreased in 2021 as compared to 2020.

General and administrative expenses was $3,944,709, and $1,766,109 for the years ended December 31, 2021 and 2020 respectively, representing an increase of $2,178,600, or 123.36%. The main reason for the increase was mainly due to the company’s payment of certain legal costs, an increase in consulting service fees and increased depreciation and amortization expenses related to our restaurant business.

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

Impairment of long-lived assets other than goodwill was $217,257 and $0 for the year ended December 31, 2021, and 2020. In 2021, we reassessed our long-lived assets using on a forecast of the Company’s future performance, and accordingly recognized approximately $0.8 million impairment loss measured based on their fair value of the assets in the consolidated financial statements for the year ended December 31, 2021.

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

Impairment of goodwill was $355,570, $0 and $0 for the years ended December 31, 2021, 2020 and 2019, respectively. In 2018, we took full impairment provision for the goodwill generated in connection with the acquisition of TDH JAPAN and TDH Group BVBA. There was no such goodwill impairment in 2020 and 2019. In connection with our acquisition of restaurant business, we recognized a goodwill of $355,570 as of the acquisition date. However, due to our significant net loss in fiscal year 2021, goodwill of $355,570 has been fully impaired for the year ended December 31, 2021.

Loss from operations.

Our loss from operations was $4,614,054 for the year ended December 31, 2021, while our loss from operations was $1,925,937 for the year ended December 31, 2020. Our operating loss as a percentage of total revenues was negative 422.58%, and negative 236.25% for the years ended December 31, 2021 and 2020, respectively. The continuous loss from operation was mainly due to increased operating expenses in 2021.

Our loss from operations was $1,925,937 for the year ended December 31, 2020, while our loss from operations was $6,958,496 for the year ended December 31, 2019. Our operating loss as a percentage of total revenues was negative 236.25%, and negative 55.02% for the years ended December 31, 2020 and 2019, respectively. The continuous loss from operation was mainly due to decreased sales revenue.

Income taxes expense (benefit).

Due to our continuous operating loss for the years ended December 31, 2021, 2020 and 2019, we reported minimal income tax benefit for the year ended December 31, 2021, and we did not report income tax provision for the years ended December 31, 2020 and 2019.

Net loss.

Our net loss was $6,715,958 or the year ended December 31, 2021, compared to the net loss of $874,668 for the year ended December 31, 2020. The increase in our net loss was due to increased operating expenses as discussed above.

Our net loss was $874,668 or the year ended December 31, 2020, compared to the net loss of $8,625,427 for the year ended December 31, 2019. The decrease in our net loss was the combined result of improvement in gross margin and decrease in operating expenses as discussed above.

Liquidity and Capital Resources

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. For the year ended December 31, 2021, we have incurred a net loss of approximately $6.72 million and our cash used in operating activities amounted to approximately $3.45 million. Our revenues generated are not currently sufficient and our business operations may be further affected by the ongoing COVID-19 pandemic. Although we received approximately $20.2 million net proceeds from issuance of common shares to certain investors during fiscal year 2021, there can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or to generate positive cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date that our consolidated financial statements are issued.

In assessing our liquidity, management monitors and analyzes our cash and cash equivalent, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2021, we had cash and cash equivalent and restricted cash of approximately $19.51 million. We also had short-term investment of approximately $4.43 million, which are highly liquid and can be covered into cash and used in our operations if needed. We also had an aggregate approximately $5.99 million loans (including approximately $5.44 million short-term loans and approximately $0.55 million short-term loans from related parties). For the legal proceedings since December 31, 2019 regarding our delayed repayment of certain bank loans upon maturity as described above, in March and April 2020, we received court rulings to require us to make an aggregate RMB 54.54 million (approximately $8.35 million) to the financial institutions. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million), among which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB based on the court order. The repayment has been completed as of the date of this filing. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered in bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

Based on our current financial conditions, our cash balance and revenues generated from our business operations may not be currently sufficient and cannot be projected to cover our future operating expenses and meet our obligations as they become due for the next twelve months after the date that our financial statements are issued.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include attempting to improve our business profitability, generating sufficient cash flow from our operations to meet our operating needs on a timely basis, and obtaining additional working capital funds through debt and equity financings in order to meet our anticipated cash requirements. We also plan to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. Due to the effects discussed above, to the extent that we experience an adverse operating environment, incur unanticipated capital expenditures, or if we decide to accelerate our growth, then substantial additional financing may be required. Currently, we are working to improve our liquidity and capital sources primarily through financial support from our principal shareholder and the exploration of additional debt or equity financing possibilities. In order to fully implement our business plan and sustain continued growth, we may also need to raise capital from outside investors. On September 30, 2021, we issued 10 million shares of our common stock to investors and received net proceeds of approximately $8.2 million after deducting placement agent fees and estimated offering fees. On November 3, 2021, we issued 15 million shares of our common stock to investors and received net proceeds of approximately $8.9 million after deducting placement agent fees and estimated offering fees. Our expectation, therefore, is that we will seek to access the capital markets in both the U.S. and China to obtain additional funds as needed. At the present time, however, we do not have commitments of funds from any third party. No assurance can be given that additional financing, if required, would be available on favorable terms or at all. If we do not secure capital needed for our operations, we may have to temporarily suspend or to terminate our operations.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the date of this filing.

During the year ended December 31, 2021, our cash used in operating activities was $3,445,820, cash used in investing activities was $1,642,776, cash provided by financing activities was $18,098,314, and had the negative effect of prevailing exchange rates on our cash of $247,807. During the year ended December 31, 2020, our cash used in operating activities was $2,628,255, cash provided by investing activities was $3,355,189, cash used in financing activities was $589,358, and had the positive effect of prevailing exchange rates on our cash of $106,910.  During the year ended December 31, 2019, our cash used in operating activities was $5,626,618, cash provided by investing activities was $113,552, cash provided by financing activities was $9,520,716 and we had the negative effect of prevailing exchange rates on our cash of $ 203,577.

Net cash used in operating activities for the year ended December 31, 2021 totaled $3,445,819. The activities were mainly comprised of a net loss of $5,232,389, depreciation and amortization of $408,740, fair value change of short-term investments $495,265, inventory write-down of $191,026, bad debt provision $2,168, Non-cash lease expense of $4,595,020, a decrease in net accounts receivable of $128,987, an increase in net Advances to suppliers of $30,102, a decrease in Operating lease liabilities of $4,830,456, an increase in prepayment and other current net asset $1,006,351, an increase in other current liabilities of $861,109, and an increase in account payable of $144,376.

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

Net cash used in investing activities for the year ended December 31, 2021 totaled $1,642,776, primarily include cash obtained from business acquisition of $171,827, Payment for business acquisition of $1,020,000,purchase of short-term investments of $4,372,809 and proceeds from sale of short-term investments of $3,578,206.

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

For the year ended December 31, 2021, net cash provided by financing activities was $18,098,313, primarily include Proceeds from issuance of common shares of $20,222,188, Repayments of short term loans of $1,692,988, and Repayments of short term loans - related parties of $430787.

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

Loan facilities

From 2018, 2019 and 2020, we secured the following revolving lines of credit:

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

On November 23, 2017, we obtained a line of credit of approximately $614,779 (RMB 4,000,000) from China Postal Savings Bank – Qingdao Weihai Road Sub Branch (“CPSB”). The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon are repaid in full. On December 13, 2017, we drew down the full amount of this loan. The loan maturity date is December 12, 2018 with annual interest rate of 5.655%. On November 14, 2018, this loan was repaid in full and the line of credit is recovered. On November 19, 2018, we drew down the full amount of this loan. The loan maturity date is November 18, 2019 with annual interest rate of 5.22%. In 2019 we didn’t repay the loan when it came due, and the outstanding balance on this loan was approximately $608,893 (RMB 3,972,965) as of December 31, 2020. As of December 31, 2021 and 2020, we were in default on the loan.

On April 29, 2019, we entered a line of credit of approximately $845,732 (RMB 5,900,000) from China Postal Savings Bank - Qingdao Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The term of this loan is one-year; the loan maturity date is 17, 2020, with this loan bearing interest rate of 5.0025% at approximately 150% of the prevailing PRC prime rate. The outstanding balance of this loan was approximately $903,975 (RMB 5,898,347) as of December 31, 2020. As of December 31, 2021 and 2020, we were in default on the loan.

On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims and our defaulted loans payable are now subject to the bankruptcy proceedings.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products and projects. Compared to $8,391,323 short-term loans outstanding as of December 31, 2020, we had $5,440,350 short-term loans outstanding as of December 31, 2021.

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

Capital Resources

As of December 31, 2021 and 2020

The following table provides certain selected balance sheets comparisons between years ended December 31, 2021 and 2020:

	December 31,
	2021	2020	Fluctuation	%
ASSETS
Cash and cash equivalents	$18,027,322	$6,566,549	11,460,773	175
Restricted cash	1,483,653	182,515	(1,301,138)	713
Short-term investments	4,428,446	3,138,578	1,289,868	41
Accounts receivable, net	39,512	168,499	(128,987)	-77
Advanced to suppliers, net	10,986	41,088	(30,102)	-73
Inventories, net	51,423	247,245	(195,822)	-79
Prepayment and other current assets, net	1,205,695	172,481	1,033,214	599
Total current assets	25,247,037	10,516,955	14,730,082	140
Property, plant and equipment, net	1,543,430	6,636,995	(5,093,565)	-77
Land use rights, net	653,125	1,009,005	(355,880)	-35
Operating lease right-of-use assets	4,604,365	19,103	4,585,262	24003
Operating lease right-of-use assets - related parties	-	270,852	(270,852)	-100
Total non-current assets	6,800,920	7,935,955	(1,135,035)	-14
Total assets	$32,047,957	$18,452,910	13,595,047	74

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$3,065,387	$3,209,763	(144,376)	-4
Account payable - related parties	127,668	124,715	2,953	2
Advances from customers	109,959	90,834	19,125	21
Bank overdrafts	79,851	78,320	1,531	2
Short term loans	5,440,350	8,391,323	(2,950,973)	-35
Short term loans - related parties	555,096	985,883	(430,787)	-44
Taxes payable	82,614	60,729	21,885	36
Due to related parties	307,509	42,021	265,488	632
Operating lease liabilities, current	268,403	9,913	258,490	2608
Operating lease liabilities - related parties, current	-	195,231	(195,231)	-100
Other current liabilities	3,793,140	5,882,164	(2,089,024)	-36
Total current liabilities	13,829,998	19,070,896	(2,089,023)	-36
Deferred tax liabilities	1,132	-	1,132	100
Operating lease liabilities - related party, non-current	4,846,760	274,794	4,571,966	1664
Total liabilities	18,677,890	19,345,690	(667,800)	-3

We maintain cash and cash equivalents in mainland China, Hong Kong, New Zealand and U.S. on December 31, 2021 and 2020.

	December 31,
Country	2021	2020
China (Mainland)	$1,511,376	$2,960,253
China (Hong Kong)	14,099,208	-
Hong Kong (through a broker account)	157,974	156,125
New Zealand (through a broker account)	1,232,822	3,623,001
U.S.	2,509,595	9,685
Total	$19,510,975	$6,749,064

The majority of our cash balances at December 31, 2021 and 2020 are in form of USD and held in a broker accounts in New Zealand and Hong Kong and bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents and restricted cash

As of December 31, 2021, cash and cash equivalents were $18,027,322, compared to $6,566,549 at December 31, 2020. The components of this increase of $12,766,911 reflected below.

	2021	2020
Net cash used in operating activities	$(3,445,819)	$(2,628,255)
Net cash provided by investing activities	(1,642,776)	3,355,189
Net cash provided by (used in) financing activities	18,098,313	(589,358)
Exchange rate effect on cash and restricted cash	(247,807)	106,910
Net cash inflow	$12,766,911	$244,486

We had current restricted cash of $1,483,653 and $182,515 as of December 31, 2021 and 2020, respectively, among which, $1,483,653 and $182,515 has been frozen by the court as a result of our current pending legal proceedings as disclosed above, respectively. Due to the pending legal proceedings, certain of our bank deposit under Tiandihui has been temporarily frozen by the court.

Short-term investments

During the years ended December 31, 2021 and 2020, the Company acquired equity securities of certain publicly listed companies through various open market transactions. The Company’s investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with changes in fair value recognized in earnings. Changes in fair value, including realized gain of approximately $0.07 million and unrealized gain of approximately $0.5 million for the year ended December 31, 2021. Changes in fair value, including realized gain of approximately $1.9 million and unrealized gain of approximately $0.2 million for the year ended December 31, 2020, which were included in “investment income” in the accompanying consolidated statements of operations and comprehensive loss.

Accounts receivable

Accounts receivable, net as of December 31, 2021 was $39,512, an increase of $128,987 compared to $168,499 as of December 31, 2020. $19,221 and $16,656 allowance for credit losses was recorded for the years ended December 31, 2021 and 2020, respectively.

Inventories

As of December 31, 2021, our inventory balance was $51,423, a decrease of $195,822, or 79% compared to $247,245 as of December 31, 2020. The decrease was due to the fact that (1) the increasing raw material prices prevented us from storing extra inventory for the year ended December 31, 2021, (2) in 2021, the company’s sales orders decreased significantly.

Due to related parties

As of December 31, 2021, the balances of due to related parties were $307,509, an increase of $265,488 compared to $42,021 on December 31, 2020. The balance of due to related parties represented expenses incurred by related parties in the ordinary course of business, expense paid by related parties on behalf of the Company as well as the loans the Company obtained from related parties for working capital purpose. The loans owed to the related parties are interest free, unsecured and repayable on demand.

Property, plant and equipment, net

Property, plant and equipment, net as of December 31, 2021 were $1,543,430, an decrease of $5,093,565 compared to $6,636,995, as of December 31, 2020. On March 13, 2021, a factory building of Qingdao Tiandihui Foodstuffs Co., Ltd. was auctioned by the court. Depreciation expense for the years ended December 31, 2021 and 2020 was $374,455 and $363,098, respectively.

Land use rights, net

Land use rights, net as of December 31, 2021 were $653,125, an decrease of $355,880 compared to $1,009,005 as of December 31, 2020. On March 13, 2021, a land use right of Qingdao Tiandihui Foodstuffs Co., Ltd. was auctioned by the court. During the years ended December 31, 2021 and 2020, amortization expense amounted to $34,506 and $28,253, respectively.

Accounts payable and Notes payable

Accounts payable represents our commercial credit offered to the suppliers and notes payable was the bank acceptance notes to suppliers.

Accounts payable decreased by $144,376, to $3,065,387 as of December 31, 2021, from $3,209,763 as of December 31, 2020 due to our severe shortage of sales orders in 2021, we have reduced material purchases and inventory.

As of December 31, 2021 and December 31, 2020, notes payable is $0.

Short term loan

Balance of short-term loan as of December 31, 2021 was $5,440,350, representing an decrease of $2,950,973 or 35%, compared with balance of $8,391,323 as of December 31, 2020 due to the repayment of some loans in 2021.

Taxes payable

Taxes payable represents the accrued enterprise income tax at the year end.

Balance of taxes payable as of December 31, 2021 was $82,614 representing an increase of $21,885, or 36%, compared with balance of $60,729 as of December 31, 2020.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

As of December 31, 2021, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) Debt Obligations	$5,440,350	$5,440,350	$-	$-	$-
(2) Lease Obligations	$5,115,163	452,469	904,938	904,938	2,852,818

Total	$10,555,513	$5,892,819	$904,938	$904,938	$2,852,818-

(1)	As of December 31, 2020, The Company was in default on substantially all of the outstanding loans. On March 13, 2021, the land and factory buildings on the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million), of which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB, which was repaid by April 2021. As of December 31, 2021, the Company had defaulted short-term loans payable of $5,440,350.

(2)	The Company has signed two lease agreements for office premises and restaurant premises. The remaining lease term of the Company’s leases ranges from approximately 1 to 14 years.

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

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded impairment loss on long-lived assets other than goodwill of $217,257, $0 and $813,344 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. The Company recorded impairment of goodwill of $355,570, $0 and $0 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period. The Company does not have finance lease arrangements as of December 31, 2021 and 2020.

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

Revenue Recognition

Revenue is measured according to ASC Topic 606, Revenue from Contracts with Customers. The Company currently generated revenue from two sources: sales of pet food products and revenue from restaurant business operation.

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

The Company started to generate revenue from restaurant business operation since late 2021. Revenue from providing dining services and sales of meals is recognized at point when services are rendered. The Company recognizes revenues in the form of restaurant sales at the time of the sale when payment is made by the customer, as the Company has completed its performance obligation, namely the provision of food and beverage, and the accompanying customer service, during the customer’s visit to the restaurant.

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

The allowance for sales returns recorded by the Company was $0, $0 million and $0.06 million for the years ended December 31, 2021, 2020 and 2019, respectively. The Company does not provide rebate, pricing protection or any other concessions to its customers.

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

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2021 and 2020, the Company recorded contract liabilities of $109,959 and $90,834, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2021,2020 and 2019, the Company recognized $163,074, $56,983 and $158,274 of contract liabilities as revenue, respectively.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK, TDH Foods, TDH Income Corporation, Ruby21Noland LLC, Far Ling’s Inc, Bo Ling’s Chinese Restaurant, Inc and TDH Petfood LLC is United States dollar. The functional currency of Tiandihui, Tiandihui Pet Foodstuffs, Tiandihui Foodstuffs Sales and Chongai Jiujiu, is Renminbi (“RMB”). The functional currency of TDH Group BVBA is Euro (“€”). The functional currency of TDH JAPAN is Yen (“¥”). For the subsidiaries whose functional currencies are RMB, Euro and Yen, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of operations.

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2021	6.3757	6.4515
Year ended December 31, 2020	6.5277	6.9001

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2021	0.8831	0.8448
Year ended December 31, 2020	0.8153	0.8772

The exchange rates used to translate amounts in Yen into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=¥):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2021	115.0536	109.7430
Year ended December 31, 2020	103.1589	106.7408

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

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”) as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards. ASU 2019-12 removes certain exceptions from Topic 740, Income Taxes, including (i) the exception to the incremental approach for intra period tax allocation; (ii) the exception to accounting for basis differences when there are ownership changes in foreign investments; and (iii) the exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses. ASU 2019-12 also simplifies GAAP in several other areas of Topic 740 such as (i) franchise taxes and other taxes partially based on income; (ii) transactions with a government that result in a step up in the tax basis of goodwill; (iii) separate financial statements of entities not subject to tax; and (iv) enacted changes in tax laws in interim periods. ASU 2019-12 is effective for public entities for annual reporting periods and interim periods within those years beginning after December 15, 2020, and early adoption is permitted. The Company adopted this guidance on January 1, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform, (Topic 848). The amendments in Topic 848 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. Topic 848 can be applied by all entities as of the beginning of the interim period that includes March 12, 2020, or any date thereafter, and entities may elect to apply the amendments prospectively through December 31, 2022. The Company did not utilize the optional expedients and exceptions provided by this standard during the year ended December 31, 2021. The Company is evaluating the impact of this standard on its consolidated financial statements and disclosures.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 1.1% in 2021, 2.6% in 2020, and 2.3% in 2019.

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

We have not had any foreign currency investments hedged by currency borrowings or other hedging instruments. We manage our price risks through productivity improvements and cost-containment measures

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of April 29, 2022:

Name	Age	Position
Dandan Liu	34	Chief Executive Officer, Class A Director
Feng Zhang	39	Chief Financial Officer, Class A Director
Caifen Zou(1) (2) (3)	57	Class B Director, independent
Qiu Li (1) (2) (3)	61	Class B Director, independent
Owens Meng (1) (2) (3)	44	Class C Director, independent

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Dandan Liu was appointed as the Company’s Chief Executive Officer effective as of August 2, 2019 and Chair on September 15, 2021. Dandan Liu has served as a Class A director of the Company since February 2019. Ms. Liu founded Beijing Houxin Investments Co., Ltd. in June 2012 and served as its Chief Executive Officer and Chairman from June 2012 to July 2020. Ms. Liu’s valuable entrepreneurial, management, and investment experience together with her in-depth knowledge of the Company provide her with the qualifications and skills to serve as a director of our Company.

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

The following table shows the annual compensation paid by us for the years ended December 31, 2021 and 2020 to our principal executive officers. No officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Year	Salary ($)	Bonus ($)	Total Paid ($)
Dandan Liu	2021	60,000	-	0
CEO and director	2020	60,000	-	-

Feng Zhang (1)	2021	45,000	-	-
CFO	2020	30,850	-	-

(1)	Appointed as the Company’s Chief Financial Officer on February 19, 2020.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We paid $10,000 compensation to each of our non-employee directors during each of the years ended December 31, 2021 and 2020.

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

Retirement Benefits

As of December 31, 2021, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

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

Employment agreement with Feng Zhang, CFO

On January 4, 2021, TDH Holdings, Inc. entered into an employment agreement with Feng Zhang to serve in the role of Chief Financial Officer for the initial period of three years, (commencing as of January 4, 2021 and terminating on January 3, 2024). Under the terms of this agreement, Mr. Zhang’s annual salary is USD 48,000 payable in 12 equal monthly installments. The employment agreement may be terminated by either party upon 15-day advance notice to the other party. The Company will reimburse Mr. Zhang for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

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

	2019	2020	2021
Number of Employees	50	54	42

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. There is no known person to us that beneficially own more than 5% of our shares. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 126,260,157 shares issued and outstanding as of April 29, 2022. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qingdao Tiandihui Foodstuffs Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, PRC.

Name of Beneficial Owner	Shares Owned	Percentage
Dandan Liu	27,093,921	21.46%
Rongfeng Cui (1)	2,287,324	1.81%
Feng Zhang	-	-
Caifen Zou (1)	-	-
Qiu Li (1)	-	-
Owens Meng (1)	-	-
Directors & executive officers as a group (6 persons)	29,381,245	23.27%

(1)	Independent director.

B.	Related Party Transactions

The related parties had transactions for the years ended December 31, 2021, 2020 and 2019 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2021
Dandan Liu	Chairman of the Board, Shareholder, Chief Executive Officer (“CEO”)

Rongfeng Cui	Former Chairman of the Board and Former CEO. Rongfeng Cui ceased to be the CEO of the Company effective August 2, 2019.

Rongbing Cui	Former Chief Financial Officer (“CFO”), Rongfeng Cui’s brother

Feng Zhang	Chief Financial Officer (“CFO”)

Yanjuan Wang	Rongfeng Cui’s wife

Yan Fu	Former Sales Vice President

Yuxiang Qi	Dandan Liu’s mother

Tide (Shanghai) Industrial Co. Ltd. (“Tide”)	Owned by Rongfeng Cui and Yanjuan Wang

Qingdao Like Pet Supplies Co., Ltd. (“Like”)	Rongfeng Cui served as CEO, and Shuhua Cui, sister of Rongfeng Cui, served as the legal person. On May 26, 2016, both Rongfeng Cui and Shuhua Cui resigned from their positions, but still have significant influence on Like.

Qingdao Saike Environmental Technology Co., Ltd. (“Saike”)	Owned by Rongfeng Cui and Yanjuan Wang

Huangdao Ding Ge Zhuang Kangkang Family Farm (“Kangkang Family Farm”)	Controlled by Rongfeng Cui’s father

TDH Group BVBA	A Belgium company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018

TDH JAPAN	A Japanese company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018. Dissolved in February 2021.

Qingdao Yinhe Jiutian Information Technology Co., Ltd. (“Yinhe Jiutian”)	Solely owned by Rongbing Cui

Huangdao Hanyinhe Software Development Center Co., Ltd. (“Hanyinhe”)	Solely owned by Xiaomei Wang

Zhenyu Trading (Qingdao) Co., Ltd. (“Zhenyu”)	Noncontrolling shareholder of Yichong prior to September 27, 2019; Sole shareholder of Yichong after September 27, 2019

Beijing Quanmin Chongai Information Technology Co., Ltd. (“Quanmin Chongai”)	Rongbing Cui serves as supervisor of Quanmin Chongai

LAI LINGS LENEXA	Raymond Ng is the son of Richard Ng
Products Inc.	Owned by Richard Ng
Bo Lings at Zona Rosa in the Northland	Owned by Richard Ng
Richard Ng	Richard owns 49% control of Far Ling’s Inc.

Due from related parties, net

Due from related parties, net consisted of the following:

	December 31,	December 31,
	2021	2020
Tide	$-	$46
Rongfeng Cui	-	44,484
Less: Allowance for credit losses	-	(44,530)
Due from related parties, net	$-	$-

The balance of due from Tide represents operating expenses paid by the Company on behalf of Tide. The balances of due from Rongfeng Cui represents overseas trade receivables collected by him on behalf of the Company.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2021	2020
Rongbing Cui	10,979	10,724
Rongfeng Cui	216,529	31,297
Dandan Liu	75,992	-
Feng Zhang	1,568	-
Products Inc.	2,441	-
Total	$307,509	$42,021

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short term loans from related parties

	December 31,	December 31,
	2021	2020
Rongfeng Cui	$285,878	$782,773
Yuxiang Qi	269,218	172,471
Yan Fu	-	30,639
Total	$555,096	$985,883

In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 is due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the years ended December 31, 2019 and 2020 nor subsequently, such default may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short term loans – related parties as of December 31, 2021 and 2020. The Company is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time.

The Company borrowed unsecured short term loans from related parties in the amount of $0 and $49,350 during the years ended December 31, 2021 and 2020, respectively. Interest rate for the loans outstanding during the year ended December 31, 2021 ranged from 0% to 25% per annum. The Company made repayment in the amount of $0 and $0 during the years ended December 31, 2021 and 2020, respectively.

Modification of Loans from related party

In January 2018, the Company entered into a loan agreement with Dandan Liu. In May 2018, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019. As of Dec. 31, 2021, the loan had $75,992 of interest outstanding.

In June 2018, the Company entered into a loan agreement with Yuxiang Qi. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019. As of December 31, 2021 and 2020, the Company was in default of this loan, and was subject to 24% annual interest rate.

The Company analyzed the amendments under ASC 470-50 and concluded that these amendments did not qualify for debt modification.

The interest expenses for loans from related parties amounted to $29,581, $43,835 and $632,251 for the years ended December 31, 2021, 2020 and 2019, respectively.

Sales to related parties, purchases from related parties and services provided by related parties

	For the Years Ended December 31,
	2021	2020	2019
SALES TO:
Like	$-	$-	$-
Zhenyu	-	-	5,778
Quanmin Chongai	-	-	187,063
Liujiayi	-	-	-
TDH Group BVBA	-	-	-
Total Sales	$-	$-	$192,841

For the years ended December 31, 2021, 2020 and 2019, the cost of revenue in connection with sales to related parties were $0, $0 and $178,636, respectively, which were included in cost of revenue-related parties in the accompanying consolidated statement of operations and comprehensive loss.

During the years ended December 31, 2021, 2020 and 2019, inventories purchased from related parties in the amount of $0, $0 and $0.

Accounts payable to related parties

	December 31,	December 31,
	2021	2020
Yinhe Jiutian	$122,481	$119,629
Kangkang Family Farm	5,142	5,022
Zhenyu Trading	65	64
Total	$127,668	$124,715

Leases from related parties

The Company has entered into certain lease agreements with its related parties. Operating lease right-of-use assets and operating lease liabilities arising from leases with related parties are as follows:

	December 31,	December 31,
	2021	2020
Operating lease right-of-use assets, related parties	-	270,852
Operating lease liability-related parties, current	-	195,231
Operating lease liabilities-related party, non-current	-	274,794
Total operating lease liabilities, related parties	$-	$470,025

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

Except as set forth below, we are not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

●

Legal claims by vendors and lenders. During the months of November 2019 to April 2021, the Company has been a subject of 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with interest and costs. As of the date of this Annual Report, the creditors of 44 cases have reached civil conciliation letters with our company, and the court has issued civil judgments in 9 cases, another four withdrew their cases for reasons including lack of evidence. The mediation and judgment is estimated approximately RMB13.86 million (USD2.12 million). On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million). On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

On December 2, 2019, Qingdao Lingang Real Estate Co., Ltd. (“QLRE”), filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The Company entered into a loan agreement with QLRE in 2018 and borrowed RMB20 million (USD3.18 million) from QLRE ub connection of purchase of a factory. The loan was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The Company failed to make repayment to QLRE on time. On March 4, 2020, the Court has ruled that: (i) the Company to repay QLRE with loan principal of RMB 20 million plus interest of RMB 550,000 accrued as of October 31, 2019; The payment should be made within 10 business days after the court ruling takes effect (ii) assume and pay the interest at the rate of 2% per month for the period from the date of November 1, 2019 to the date of full discharge of the debt. If the debt not paid within the required timeframe, interest shall be doubled from the date of court order takes effective until the date of full discharge of the debt; (iii) Rongfeng Cui and Yanjuan Wang, as guarantors, shall bear joint and several responsibilities for clearing the debts and (iv) The Company and Rongfeng Cui shall jointly bear the litigation fee of RMB77,000 (USD$11,933). As of December 31, 2021, we had not made the loan repayment to QLRE. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

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

On November 11, 2019, Shanghai Pudong Development Bank Qingdao Branch(“SPDB”), filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB to borrow an aggregate of RMB4.85 million (USD0.75 million) from SPDB for working capital purpose. The borrowing from SPDB was guaranteed by Rongfeng Cui and Yanjuan Wang, pledged by land use right and real property of Saike and a real property of Rongfeng Cui and Yanjuan Wang. The Company failed to make repayment to SPDB on time. On October 24, 2020, the court has ruled that, (i) the Company to repay SPDB with bank acceptance draft principals and interest at the annual interest rate of 18.25%. The payment should be made within 10 business days after the court ruling takes effect. If the debt not paid within the required timeframe, interest shall be doubled from the date of court order takes effective until the date of full discharge of the debt (ii) the Company to bear the litigation fees of RMB156,880 (USD 24,312), (iii) Rongfeng Cui and Yanjuan Wang, as guarantors, shall bear joint and several responsibilities for clearing the debts and (iv) if the court decide to auction the pledged land use right and real properties, SPDB shall have the priority right of the repayment from the auction proceeds. As of December 31, 2021, we had not made the repayment to SPDB. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

On December 10, 2019, Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), initiated a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB for bank acceptance draft and Gaochuang executed the guarantee of SPDB bank acceptance deposit on behalf of the Company in the amount of RMB1.2 million (USD0.19 million). The Company failed to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang upon the bank acceptance draft maturity date. The deposit made by Gaochuang was guaranteed by certain of the Company’s fixed assets and patent. Saike, Rongfeng Cui and Yanjuan Wang are also subject to joint and several responsibilities. On December 29, 2020, the court has ruled that, (i) the Company to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang and the interest at the annual interest rate of 4.15%. The payment should be made within 10 business days after the court ruling takes effect. If the debt not paid within the required timeframe, interest shall be doubled from the date of court order takes effective until the date of full discharge of the debt (ii) the Company to bear the litigation fees of RMB83,127(USD 12,882) and (iii) if the court decides to auction the pledged fixed assets and patent, Gaochuang shall have the priority right of the repayment from the auction proceeds. As of December 31, 2021, we had not made the repayment to Gaochuang. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

On May 6, 2020, the Postal Savings Bank of China Limited Weihai Road Sub-branch of Qingdao North District (hereinafter referred to as Postal Savings) filed a civil lawsuit against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui and Yanjuan Wang. The Company entered into two loan agreements with Postal Savings in 2018 and 2019, respectively, and borrowed RMB9.9 million ($1.53 million) in aggregate. The loans are guaranteed by Rongfeng Cui and Yanjuan Wang, pledged by a real property of the Company and a real property of Rongfeng Cui. The Company failed to make repayment to Postal Savings on time. In June 2020, the court has ruled that, i) the Company to repay Postal Savings with principals and interest of the loan, ii) the Company to bear the litigation fees incurred by Postal Savings, iii) if the court decide to auction the pledged real properties, Postal Savings shall have the priority right of the repayment from the auction proceeds and iv) Rongfeng Cui and Yanjuan Wang, as guarantors, shall bear joint and several responsibilities for clearing the debts. As of December 31, 2021, we had not made the repayment to Postal Savings. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

●	Labor arbitration claims by former employees. The Company estimates that its headcount will reduce to around 42 full-time employees through the end of this adjustment period. As a result of the layoffs, certain of the Company’s former employees commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB3.68 million (USD0.56 million). As of the reporting date, there were 98 labor arbitrations, of which 6 reached a settlement at the first instance stage, and 92 decisions of the second instance have taken effect. The Company accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019. Upon ruling of these cases, the Company further accrued approximately $0.1 million wage and/or severance payables in other current liabilities on the consolidated balance sheet as of December 31, 2020 and recognized losses of approximately $0.1 million for the year ended December 31, 2020. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were actioned by the court for $5,098,461 (RMB 33.14 million). In 2021, we have paid RMB 3.73 million to substantially settle the labor arbitration cases with our former employees and we only have RMB 0.5 million ($0.08 million) remaining severance payables to them as of December 31, 2021, which we anticipate to fully settle by the end of 2022. Failure to successfully settle the claims could impair our ability to continue as a going concern.

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

To date, none of the PRC subsidiaries has made any dividends or distributions to TDH Holdings, Inc. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our Common Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiaries, TDH HK Limited and TDH Food Limited. Current PRC regulations permit the PRC Subsidiaries to pay dividends to TDH HK Limited and TDH Food Limited only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

We completed our initial public offering on September 21, 2017. Our Common Shares trade under the trading symbol “PETZ” on the NASDAQ Capital Market. As of April 29, 2022, there were approximately 13 holders of record of our Common Shares. This excludes our Common Shares owned by shareholders holding Common Shares under nominee security position listings. On April 28, 2022 the last sales price of our Common Shares as reported on the NASDAQ Capital Market was $0.31 per common share.

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

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. In 2021, we had $2.69 million weighted average outstanding bank loans, with weighted average effective interest rate of 9.41%. In 2020, we had $5.11 million weighted average outstanding bank loans, with weighted average effective interest rate of 9.03%. In 2019, we had $4.73 million weighted average outstanding bank loans, with weighted average effective interest rate of 5.54%.

As of December 31, 2021, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been $1,783, lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

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

Foreign Currency Risk

Our functional currency is the RMB, Euro and Yen, and our financial statements are presented in U.S. dollar. We mainly use RMB in domestic transaction, and the transaction settled with Euro and Yen are immaterial. The RMB appreciated against the U.S. dollar by 2.7% in 2021 and 6.5% in 2020. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

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

As of December 31, 2021, there has been approximately USD9.14 million default of indebtedness and there is no any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2021 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the Certifying Officers concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were not effective as of December 31, 2021.

The material weakness identified by our management was a lack of control procedures implemented to ensure the Company’s business is not adversely affected after the change of the key member of the management team. As the Company suffered from many operating difficulties in 2019, the former Chief Executive Officer, General Manager, Chief Financial Officer, Chief Production Officer and other senior executives left the Company at different times, resulting in the lack of continuity and coherence in the Company’s operations and management throughout 2021.

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

We intend to complete the remediation effort on or before the end of the 2022 fiscal year and will conduct periodic assessments of the state of the Company’s financial reporting measures and systems, as a whole.

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

Based on these evaluations, our management concluded that, due to the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2021.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by MaloneBailey, LLP for the periods indicated:

	December 31, 2021	December 31, 2020
Audit Fees	$149,000	$195,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$149,000	$195,000

The following table represents the approximate aggregate fees for services rendered by YCM CPA INC. for the periods indicated:

	December 31, 2021	December 31, 2020
Audit Fees	$120,000	$-
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$120,000	$-

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchases of our securities were made by us or our affiliates in 2021.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

The information contained in our Form 6-K filed on January 4, 2022 is incorporated herein by reference pursuant to instruction 2 of Item 16F.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law, our memorandum and articles of association. In addition, because our common shares are listed on the NASDAQ Capital Market, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. Our BVI counsel, Ogier, has provided a letter to NASDAQ certifying that under BVI law, we are not required to follow Nasdaq rules 5635(b) and 5635(d) to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of our total outstanding ordinary shares or results in a change of control of a company. In 2021, we followed home country practice with respect to the issuance of more than 20% of our total outstanding ordinary shares in connection with the our September 30, 2021 and November 3, 2021 registered direct offerings.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (2).
4.2	Form of Warrant from September 30, 2021 Registered Direct Offering (3)
4.3	Form of Warrant from November 3, 2021 Registered Direct Offering (4)
10.1	Employment Agreement between the Registrant and its CEO
10.2	Employment Agreement between the Registrant and its CFO
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics.
21.1	List of Subsidiaries of the Registrant
99.1	Charter of the Audit Committee.
99.2	Charter of the Compensation Committee.
99.3	Charter of the Nominating Committee.
99.4	Press Release dated April 29, 2022.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on February 16, 2022 and hereby incorporated by reference.

(2)	Incorporated by reference from the previously filed as part of the registration statement DRS F-1 filed with the SEC on June 23, 2017.

(3)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on October 1, 2021 and hereby incorporated by reference.

(4)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on November 4, 2021 and hereby incorporated by reference.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDH Holdings, Inc.

April 29, 2022	By:	/s/ Dandan Liu
		Name:	Dandan Liu
		Title:	Chief Executive Officer (Principal Executive Officer)

TDH Holdings, Inc.

April 29, 2022	By:	/s/ Feng Zhang
		Name:	Feng Zhang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

TDH HOLDINGS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

TDH Holdings, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of TDH Holdings, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2021 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2021.

Irvine, California

April 28, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

TDH Holdings, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of TDH Holdings, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of their operations and their cash flows for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Houston, Texas

April 28, 2021

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,027,322	$6,566,549
Restricted cash	1,483,653	182,515
Short-term investments	4,428,446	3,138,578
Accounts receivable, net	39,512	168,499
Advances to suppliers, net	10,986	41,088
Inventories, net	51,423	247,245
Prepayments and other current assets, net	1,205,695	172,481
Total current assets	25,247,037	10,516,955
NON-CURRENT ASSETS
Property, plant and equipment, net	1,543,430	6,636,995
Land use rights, net	653,125	1,009,005
Operating lease right-of-use assets	4,604,365	19,103
Operating lease right-of-use assets - related parties	-	270,852
Total non-current assets	6,800,920	7,935,955
Total assets	$32,047,957	$18,452,910

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$3,065,387	$3,209,763
Accounts payable - related parties	127,688	124,715
Advances from customers	109,959	90,834
Bank overdrafts	79,851	78,320
Short-term loans	5,440,350	8,391,323
Short-term loans - related parties	555,096	985,883
Taxes payable	82,614	60,729
Due to related parties	307,509	42,021
Operating lease liabilities, current	268,403	9,913
Operating lease liabilities - related parties, current	-	195,231
Other current liabilities	3,793,140	5,882,164
Total current liabilities	13,829,998	19,070,896
NON-CURRENT LIABILITIES:
Deferred tax liabilities	1,132	-
Operating lease liabilities - related party, non-current	4,846,760	274,794
Total liabilities	18,677,890	19,345,690
STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock ($0.001 par value; 200,000,000 shares authorized; 104,373,621 and 45,849,995 shares issued and outstanding at December 31, 2021 and 2020, respectively)	104,374	45,850
Additional paid-in capital	42,151,658	21,963,570
Statutory reserves	160,014	160,014
Accumulated deficit	(28,969,627)	(22,849,319)
Accumulated other comprehensive loss	(460,702)	(212,895)
Total TDH Holdings, Inc. stockholders’ equity (deficit)	12,985,717	(892,780)
Non-controlling interest	384,350	-
Total stockholders’ equity (deficit)	13,370,067	(892,780)
Total liabilities and stockholders’ equity (deficit)	$32,047,957	$18,452,910

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For The Years Ended December 31,
	2021	2020	2019
Net revenue	$1,091,889	$815,225	$12,455,414
Net revenue - related parties	-	-	192,841
Total revenue	1,091,889	815,225	12,648,255
Cost of revenue	1,112,463	857,060	13,992,499
Cost of revenue - related parties	-	-	178,636
Total cost of revenue	1,112,463	857,060	14,171,135
Gross loss	(20,574)	(41,835)	(1,522,880)
Operating expenses:
Selling expense	75,944	117,993	920,237
General and administrative expense	3,944,709	1,766,109	3,702,035
Impairment of long-lived assets other than goodwill	217,257	-	813,344
Impairment of goodwill	355,570	-	-
Total operating expenses	4,593,480	1,884,102	5,435,616
Loss from operations	(4,614,054)	(1,925,937)	(6,958,496)
Interest expense	(957,548)	(1,180,489)	(1,378,755)
Government subsidies	-	8,651	129,255
Other income	215,858	137,163	1,189
Other expense	(1,636,080)	(35,197)	(290,655)
Investment income, net	275,866	2,120,241	-
Loss from equity method investment	-	-	(127,965)
Total other income (expenses)	(2,101,904)	1,050,369	(1,666,931)
Loss before income tax benefit	(6,715,958)	(875,568)	(8,625,427)
Income tax benefit	-	(900)	-
Net loss	(6,715,958)	(874,668)	(8,625,427)
Less: Net loss attributable to non-controlling interest	(595,650)	-	(8)
Net loss attributable to TDH Holdings, Inc.	$(6,120,308)	$(874,668)	$(8,625,419)
Comprehensive loss
Net loss	$(6,120,308)	$(874,668)	$(8,625,427)
Other comprehensive loss
Foreign currency translation adjustment	(247,807)	(355,411)	(100,954)
Total comprehensive loss	(6,368,115)	(1,230,079)	(8,726,381)
Less: Comprehensive loss attributable to noncontrolling interest	-	-	(8)
Comprehensive loss attributable to TDH Holdings, Inc.	$(6,368,115)	$(1,230,079)	$(8,726,373)

Loss per common share attributable to TDH Holdings, Inc.
Basic	$(0.10)	$(0.02)	$(0.41)
Diluted	$(0.10)	$(0.02)	$(0.41)
Weighted average common shares outstanding
Basic	59,185,891	45,849,995	21,022,598
Diluted	59,185,891	45,849,995	21,022,598

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Number of Shares	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable	Statutory Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
Balance, January 1, 2019	10,516,662	$10,517	$10,999,011	$-	$160,014	$(13,349,232)	$243,470	$(347)	$(1,936,567)
Net loss	-	-	-	-	-	(8,625,419)	-	(8)	(8,625,427)
Issuance of common shares	35,333,333	35,333	10,964,667	-	-	-	-	-	11,000,000
Disposal of noncontrolling interest	-	-	-	-	-	-	-	347	347
Foreign currency translation adjustment	-	-	-	-	-	-	(100,954)	-	(100,954)
Balance, December 31, 2019	45,849,995	$45,850	$21,963,678	$-	$160,014	$(21,974,651)	$142,516	$(8)	$337,399

Net loss	-	-	-	-	-	(874,668)	-	-	(874,668)
Foreign currency translation adjustment	-	-	-	-	-	-	(355,411)	-	(355,411)
Purchase of noncontrolling interest	-	-	(108)	-	-	-	-	8	(100)
Balance, December 31, 2020	45,849,995	$45,850	$21,963,570	$-	$160,014	$(22,849,319)	$(212,895)	$-	$(892,780)

Net Loss						(6,120,308)		(595,650)	(6,715,958)
Issuance of common stock	34,100,000	34,100	20,188,088						20,222,188
Warrants exercised for cashless	24,423,626	24,424							24,424
Foreign currency translation adjustment							(247,807)		(247,807)
Acquisition of non-controlling interest								980,000	980,000
Balance, December 31, 2021	104,373,621	104,374	42,151,658		160,014	(28,969,627)	(460,702)	384,350	13,370,067

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities
Net loss	$(6,120,308)	$(874,668)	$(8,625,427)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	408,740	391,351	571,528
Fair value change of short-term investments	(495,265)	(2,120,241)	-
Loss from equity method investment	-	-	127,965
Loss on disposal of subsidiaries	-	-	5,018
Impairment of goodwill	355,570	-	-
Impairment of long-lived assets other than goodwill	217,257	-	813,344
Inventory write-down	191,026	42,241	518,119
Allowance for credit losses	2,168	74,190	659,569
Deferred income taxes	-	(1,106)	(3,861)
Loss (gain) on disposal of property, plant and equipment	955,428	(16,870)	308,003
Amortization of operating lease right-of-use assets	280,610	--	--
Non-cash lease expense	(4,595,020)	33,944	89,176
Gain on forgiveness of short-term loan	$-	$(6,265)	$-
Changes in operating assets and liabilities:	-
Accounts receivable, net	128,987	(112,177)	329,042
Accounts receivable - related parties, net	-	-	306,301
Inventories, net	4,796	201,730	2,009,862
Operating lease liabilities	4,830,456	(9,382)	-
Operating lease liabilities – related parties	(195,231)	16,262	16,404
Due from related parties, net	-	-	(2,206)
Due to related parties	393,176	-	14,387
Advances to suppliers, net	30,102	(12,179)	36,322
Prepayments and other current assets, net	1,006,351	(29,363)	516,018
Accounts payable	(144,376)	(416,506)	(2,775,356)
Accounts payable - related parties	123,184	-	(6,703)
Interest payable	-	1,065,277	260,417
Interest payable - related parties	-	43,835	-
Notes payable	-	-	(1,046,257)
Taxes payable	21,855	-	13,797
Advances from customers	-	(31,366)	(42,923)
Advances from customer - related party	19,125	-	-
Deferred income tax liability	1,132
Other current liabilities	861,109	(866,962)	280,843
Net cash used in operating activities	$(3,445,819)	$(2,628,255)	$(5,626,618)
Cash flows from investing activities
Payments to acquire property, plant and equipment	-	(47,086)	(121,560)
Proceeds from disposal of property, plant and equipment	-	-	233,747
Disposal of subsidiaries	-	-	83
Repayments from related parties	-	-	1,282
Cash obtained from business acquisition	171,827	-	-
Payment for business acquisition	(1,020,000)	-	-
Purchase of short-term investments	(4,372,809)	(38,743,908)	-
Proceeds from sale of short-term investments	3,578,206	42,146,183	-
Net cash (used in) provided by investing activities	(1,642,776)	3,355,189	113,552
Cash flows from financing activities
Proceeds from issuance of common shares	20,222,188	-	6,760,000
Purchase of noncontrolling interest	(100)	(100)	-
Repayments to related parties	-	-	(1,000)
Proceeds from bank overdrafts	-	-	78,162
Proceeds from short-term loans	-	107,829	1,046,275
Repayments of short-term loans	(1,692,988)	(746,437)	(2,073,177)
Proceeds from short-term loans - related parties	-	49,350	4,791,403
Repayments of short-term loans - related parties	(430,787)	-	(1,080,947)
Net cash provided by (used in) financing activities	$18,098,313	$(589,358)	$9,520,716
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(247,807)	106,910	(203,577)
Net change in cash, cash equivalents and restricted cash	12,761,911	244,486	3,804,073
Cash, cash equivalents and restricted cash, beginning of the year	6,749,064	6,504,578	2,700,505
Cash, cash equivalents and restricted cash, end of the year	$19,510,975	$6,749,064	$6,504,578

Supplemental cash flow information
Interest paid	$-	$38,362	$1,118,338
Income taxes paid	$-	$146	$-

Non-cash investing and financing activities
Accrued interest added to short-term loan – related party	$-	$-	$126,697
Liabilities assumed in connection with purchase of property, plant and equipment	$-	$14,592	$51,196
Notes payable reclassified to short-term loans	$-	$908,850	$479,724
Receivables from related parties settled with payables to related parties	$-	$-	$28,694
Receivables from common stock subscription settled with loan payables to a related party	$-	$-	$4,240,000
Short-term loans settled by transferring an equity investment to the creditor	$-	$70,708	$-
Cashless exercise of warrants	$24,424	$-	$-
Right of use assets obtained in exchange for operating lease obligations	$5,158,944	$-	$-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$18,027,322	$6,566,549	$5,114,175
Restricted cash	$1,483,653	$182,515	$1,390,403
Total cash, cash equivalents, and restricted cash	$19,510,975	$6,749,064	$6,504,578

The accompanying footnotes are an integral part of these financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

TDH Holdings, Inc. (“TDH Holdings”) was incorporated on September 30, 2015 under the laws of the British Virgin Islands. On November 4, 2015, TDH Holdings incorporated a wholly owned subsidiary, TDH HK Limited (“TDH HK”) in Hong Kong for the purpose of being a holding company for the equity interest in Qingdao Tiandihui Foodstuffs Co., Ltd. (“Tiandihui”). On September 9, 2016, TDH Holdings incorporated TDH Petfood LLC, a Nevada limited liability company, in which TDH Holdings holds 99% equity interest. In December, 2020, TDH Holdings acquired the remaining 1% equity interest of TDH Petfood LLC with a consideration of $100. TDH Petfood LLC does not own any material assets or liabilities. TDH Petfood LLC had no active business operations since its incorporation, and it has been deregistered and dissolved in 2021. Other than cash and equity interest in TDH HK and TDH Petfood LLC, TDH Holdings has not conducted any active business operations or own any material assets or liabilities prior to March 1, 2020 and started to invest in marketable securities since March 2020. TDH HK does not conduct any operations or own any material assets or liabilities except for cash and the 100% of the equity interest of Tiandihui which it acquired on February 21, 2016.

Tiandihui was founded in Qingdao City, Shandong Province, People’s Republic of China (“PRC”) on April 22, 2002 as a limited liability company. As of December 31, 2021, Tiandihui had one wholly owned subsidiary: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (“Chongai Jiujiu”), which was incorporated on March 3, 2011, in Beijing City, PRC. Tiandihui and its wholly owned subsidiary are engaged in the business of development, manufacturing and sales of high quality pet food products under our own formula patents. Our products are produced at Tiandihui facility and sold to the pet owners in PRC and to the retailers and wholesalers throughout worldwide.

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

On June 4, 2021, TDH Income Corporation (“TDH Income”) was incorporated in Nevada. TDH Holdings, Inc. owns a 99.99% interest in TDH Income, and in December 2021, TDH Holdings, Inc. acquired the remaining 0.01% interest in TDH Income. As a result, TDH Income became a wholly-owned subsidiary of TDH Holdings, Inc.

On June 9, 2021, Ruby21Noland LLC (“Ruby21Noland”) was incorporated in Missouri. Ruby21Noland is a wholly owned subsidiary of TDH Income.

On October 31, 2021, TDH Income acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. (see Note 3)

TDH Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

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

Going Concern

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. For the year ended December 31, 2021, we have incurred a net loss of approximately $6.72 million and our cash used in operating activities amounted to approximately $3.45 million. Our revenues generated are not currently sufficient and our business operations may be further affected by the ongoing COVID-19 pandemic. Although we received approximately $20.2 million net proceeds from issuance of common shares to certain investors during fiscal year 2021, there can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or to generate positive cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date that our consolidated financial statements are issued.

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

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK, TDH Petfood LLC TDH Income Corporation, Ruby21Noland LLC, Far Ling’s Inc, Bo Ling’s Chinese Restaurant, Inc and TDH Foods Limited is United States dollar. The functional currency of Tiandihui, Tiandihui Pet Foodstuffs, Tiandihui Foodstuffs Sales and Chongai Jiujiu is Renminbi (“RMB”). The functional currency of TDH Group BVBA is Euro (“€”). The functional currency of TDH JAPAN is Yen (“¥”). For the subsidiaries whose functional currencies are RMB, Euro and Yen, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of operations.

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2021	6.3757	6.4515
Year ended December 31, 2020	6.5277	6.9001

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2021	0.8831	0.8448
Year ended December 31, 2020	0.8153	0.8772

The exchange rates used to translate amounts in Yen into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=¥):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2021	115.0536	109.7430
Year ended December 31, 2020	103.1589	106.7408

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

Restricted Cash

Restricted cash mainly represents bank deposits judicially frozen by the court as a result of legal proceedings as of December 31, 2021 and 2020 (see Note 4).

Short-term Investments

Starting March 2020 and throughout the years ended December 31, 2020 and 2021, TDH Holdings invested in equity securities of certain publicly listed companies through various open market transactions. The investments in marketable securities are managed and operated by an asset management company. Pursuant to the asset management agreement, for the period from March 1, 2020 to December 31, 2021, the asset management company is entitled to 25% of total realized gain if certain condition is met. In addition, if the total accumulated realized gain as of December 31, 2021 and 2020 is in excess of 20% (“exceeding portion”), the asset management company is entitled to additional monetary reward in the amount of 70% of the exceeding portion of the total realized gain.

TDH Holdings’ investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings. For the year ended December 31, 2021 and 2020, change in fair value, including unrealized gain of approximately $0.5 million and approximately $0.2 million, and net realized gain of approximately $0.54 million and approximately $1.9 million, which consists of gross realized gain of approximately $0.07 million and approximately $6.3 million net with investment management fee of approximately $0.47 million and approximately $4.4 million, respectively, was presented as “investment income, net” in the accompanying consolidated statement of operations and comprehensive loss. Also see Note 10.

Business Combination

In October 2021, the Company acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. (see Note 3). Business combination is accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the statement of operations from the date of acquisition.

Non-controlling interest

As of December 31, 2021, non-controlling interest represents 49% of the equity interest in Far Ling’s Inc. owned by minority shareholder, which is not under the Company’s control. There was no non-controlling interest balance as of December 31, 2020 because the Company disposed of its entire equity interest in Lingchong in July 2019 and in Yichong in September 2019 (see Note 1).

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

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded impairment loss on long-lived assets other than goodwill of $217,257, $0 and $813,344 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. Given the Company’s net loss position, the Company recorded impairment of goodwill of $335,570, $0 and $0 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2021 and 2020 and indicates the fair value hierarchy of the valuation.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observation Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Publicly listed equity securities
As of December 31, 2021	$4,428,446	-	-	4,428,446
As of December 31, 2020	$3,138,578	-	-	3,138,578

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

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period. The Company does not have finance lease arrangements as of December 31, 2021 and 2020. See Note 16 for further discussion.

Loss per Share

Basic loss per common share is computed by dividing net loss attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to common shareholders by the sum of the weighted average number of common shares outstanding and dilutive potential common shares during the period. Potentially dilutive common shares consist of common shares warrants using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive. Given the Company’s net loss position, there were no diluted shares for the years ended December 31, 2021, 2020 and 2019.

Revenue Recognition

Revenue is measured according to ASC Topic 606, Revenue from Contracts with Customers. The Company currently generated revenue from two sources: sales of pet food products and revenue from restaurant business operation.

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

In connection with the business acquisition as disclosed in Note 3, the Company started to generate revenue from restaurant business operation since late 2021. Revenue from providing dining services and sales of meals is recognized at point when services are rendered. The Company recognizes revenues in the form of restaurant sales at the time of the sale when payment is made by the customer, as the Company has completed its performance obligation, namely the provision of food and beverage, and the accompanying customer service, during the customer’s visit to the restaurant.

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

The allowance for sales returns recorded by the Company was $0, $0 million and $0.06 million for the years ended December 31, 2021, 2020 and 2019, respectively. The Company does not provide rebate, pricing protection or any other concessions to its customers.

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free onboard shipping point arrangements, as a fulfillment cost and accrues for such costs.

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 15 for information regarding revenue disaggregation by product lines, marketing channels and countries.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2021 and 2020, the Company recorded contract liabilities of $109,959 and $90,834, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2021, 2020 and 2019, the Company recognized $163,074, $56,983 and $158,274 of contract liabilities as revenue, respectively.

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

Shipping and handling expenses amounted to $4,864, $620 and $287,385 for the years ended December 31, 2021, 2020 and 2019, respectively.

Advertising costs amounted to $22,019, $144 and $22,221 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Comprehensive Loss

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive loss, its components and accumulated balances. Components of comprehensive loss include net loss and foreign currency translation adjustment. As of December 31, 2021, 2020 and 2019, the only component of accumulated other comprehensive loss was foreign currency translation adjustment.

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

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only two operating segments as of December 31, 2021 (see Note 15).

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”) as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards. ASU 2019-12 removes certain exceptions from Topic 740, Income Taxes, including (i) the exception to the incremental approach for intra period tax allocation; (ii) the exception to accounting for basis differences when there are ownership changes in foreign investments; and (iii) the exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses. ASU 2019-12 also simplifies GAAP in several other areas of Topic 740 such as (i) franchise taxes and other taxes partially based on income; (ii) transactions with a government that result in a step up in the tax basis of goodwill; (iii) separate financial statements of entities not subject to tax; and (iv) enacted changes in tax laws in interim periods. ASU 2019-12 is effective for public entities for annual reporting periods and interim periods within those years beginning after December 15, 2020, and early adoption is permitted. The Company adopted this guidance on January 1, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform, (Topic 848). The amendments in Topic 848 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. Topic 848 can be applied by all entities as of the beginning of the interim period that includes March 12, 2020, or any date thereafter, and entities may elect to apply the amendments prospectively through December 31, 2022. The Company did not utilize the optional expedients and exceptions provided by this standard during the year ended December 31, 2021. The Company is evaluating the impact of this standard on its consolidated financial statements and disclosures.

Note 3- BUSINESS COMBINATION

On October 31, 2021, the Company completed the acquisition of 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc.

Pursuant to the Stock Purchase Agreements executed on October 31, 2021, the Company acquired 51% equity interest of Far Ling’s Inc. for a total cash consideration of $850,000 and acquired 100% equity interest in Bo Ling’s Chinese Restaurant, Inc. for a total cash consideration of $170,000. The Company believes that the acquisition brings new revenue source for the Company going forward.

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date.

The following table presents the purchase price allocation to assets acquired and liabilities assumed as of the acquisition date. The non-controlling interest represents the fair value of the 49% equity interest not held by the Company:

As of October 31, 2021

Cash acquired	$171,827
Accounts receivable, net	68,551
Inventories, net	30,306
Prepaid expenses	198,939
Other current assets	1,199
Property and equipment, net	1,179,190
Intangible assets	532,895
Goodwill	355,570
Customer deposit	(3,209)
Accrued rent	(357,619)
Accrued salary and other current liabilities	(177,650)
Noncontrolling interest	(980,000)

Total consideration	$1,020,000

The intangible assets mainly include Bo Ling’s Chinese Restaurant, Inc.’s brand name of $532,895 to attract customers and bring in increased revenue to benefit the Company in the future. The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP. Goodwill is not amortized and is not deductible for tax purposes.

The fair value of the non-controlling interest in Far Ling’s Inc. was determined based on the purchase price allocation report prepared by an independent third-party appraiser by using discount cash flow model.

The amounts of revenue and net loss of Far Ling’s Inc. and Bo Ling’s Chinese Restaurant, Inc. as included in the Company’s consolidated statement of operations from the acquisition date to December 31, 2021 are as follows:

From acquisition date to December 31, 2021
Net Revenue	$606,463

Net loss	$(1,215,613)

The following table presents the Company’s unaudited pro forma results for the years ended December 31, 2021, 2020 and 2019, respectively, as if the above-mentioned acquisition had occurred on January 1, 2019.

	For the years ended December 31,
	2021	2020	2019

Pro forma revenue	$3,078,584	$2,591,306	$15,243,812
Pro forma net loss	$(6,430,354)	$(1,257,197)	$(8,678,399)
Pro forma net loss attributable to TDH Holdings Inc.	$(5,974,649)	$(1,069,758)	$(8,652,443)

Pro forma loss per share- basic and diluted	$(0.10)	$(0.02)	$(0.41)

Weighted average number of shares	59,185,891	45,849,995	21,022,598

Note 4 – RESTRICTED CASH

Restricted cash consisted of the followings:

	December 31, 2021	December 31, 2020
Bank deposits judicially frozen by the court as a result of legal proceedings	$1,483,653	$182,515

Note 5 – ACCOUNTS RECEIVABLE, NET AND ACCOUNTS RECEIVABLE-RELATED PARTIES, NET

Accounts receivable, net and accounts receivable - related parties, net, consisted of the following:

	December 31, 2021	December 31, 2020
Accounts receivable	$58,733	$185,155
Less: Allowance for credit losses	(19,221)	(16,656)
Accounts receivable, net	$39,512	$168,499

Accounts receivable - related parties	$-	$-
Less: Allowance for credit losses	-	-
Accounts receivable - related parties, net	$-	$-

The changes in allowance for credit losses consisted of the following:

	For the Years Ended December 31,
	2021	2020	2019
Balance, beginning of the year	$16,656	$612,249	$-
Provision for credit losses	2,168	15,757	617,496
Write-off uncollectable accounts receivable	-	(612,249)	-
Translation adjustment	397	899	(5,247)
Balance, end of the year	$19,221	$16,656	$612,249

Note 6 – INVENTORIES

As of December 31, 2021 and 2020, inventories consisted of the following:

	December 31, 2021	December 31, 2020
Raw materials	$178,482	$253,613
Work in process	8,665	23,758
Finished goods	83,173	14,523
Total	270,320	291,894
Inventory write-down	(216,325)	(42,241)
Translation adjustments	(2,572)	(2,408)
Inventories, net	$51,423	$247,245

The Company recorded write-down of potentially obsolete or slow-moving inventories of $216,325, $42,241 and $518,119 for the years ended December 31, 2021, 2020 and 2019, respectively.

Note 7 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2021 and 2020, property, plant and equipment consisted of the following:

	December 31,	December 31,
	2021	2020
Machinery equipment	$1,979,130	$1,992,910
Electronic equipment	43,308	32,285
Office equipment	415,606	251,914
Vehicles	173,555	43,709
Buildings	2,253,772	6,312,545
Leasehold Improvement	1,589,512	328,431
Total property, plant and equipment	6,451,883	8,961,794
Less: accumulated depreciation	(3,480,135)	(2,324,799)
Less: impairment loss	(1,431,318)	-
Translation adjustments	-	-
Property, plant and equipment, net	$1,543,430	$6,636,995

Depreciation expense for the years ended December 31, 2021, 2020 and 2019 was $374,455, $363,098 and $543,311, respectively.

As of December 31, 2021 and 2020, certain property, plant and equipment with net book value of $55.25 and $6,174,867 were pledged as collateral under certain loan arrangements, respectively (also see Note 9).

As of December 31, 2021 and 2020, certain buildings with net book value of $552,529 and $5,890,975 were judicially seized by the court.

Note 8 – LAND USE RIGHTS

	December 31, 2021	December 31, 2020
Land use rights	$773,383	$1,097,384
Accumulated amortization	(120,258)	(88,379)
Land use rights, net	$653,125	$1,009,005

During the years ended December 31, 2021, 2020 and 2019, amortization expense amounted to $34,507, $28,253 and $28,217, respectively.

As of December 31, 2021 and 2020, land use right with net book value of $104,298 and $829,887, respectively, was pledged as collateral under certain loan arrangements (also see Note 9).

Estimated future amortization expense for land use rights is as follows:

Years ended December 31,	Amortization expense
2022	$21,625
2023	21,625
2024	21,625
2025	21,625
2026	21,625
Thereafter	545,000
$653,125

Note 9 – SHORT-TERM LOANS

The Company’s loans consist of the following:

	December 31,	December 31,
	2021	2020
Short-term loans	$5,440,350	$8,391,323
Total	$5,440,350	$8,391,323

	December 31,	December 31,
	2021	2020
Secured	$5,440,350	$8,354,557
Unsecured	-	36,766
Total	$5,440,350	$8,391,323

For the years ended December 31, 2020 and 2019, the Company entered into various loans agreements with various Chinese banks, other entities and individuals for an aggregated amount of $107,829 and $1,046,275, respectively, to facilitate its business operations. Interest rate for the loans outstanding during the years ended December 31, 2020 and 2019 ranged from 4.15% to 24% and from 2.46% to 25% per annum, respectively. Except using the proceeds received from the auction of the land and factory buildings on the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. to make the repayment of approximately $3.2 million to CCB as disclosed below, the Company did not enter into new loan agreements with financial institutions during the year ended December 31, 2021. As a result, total outstanding short-term loan balance as of December 31, 2021 decreased from approximately $8.4 million as of December 31, 2020 to approximately $5.4 million as of December 31, 2021.

During the years ended December 31, 2021 and 2020, the Company did not make repayment on certain notes payables issued by Shanghai Pudong Development Bank (“SPDB”) as scheduled. SPDB paid on behalf of the Company to the holders according to the terms of the agreement. As a result, the unpaid notes payables were reclassified to loan payable to SPDB and the amount was included in short-term loans on the consolidated balance sheets as of December 31, 2021 and 2020. In November 2019, SPDB filed litigation against the Company. In October 2020, the court has ruled that, among others, the Company should repay SPDB principal and interests in full within 10 days from the date of ruling. As of the date of this filing, the Company has not fulfilled the court order. During the year ended December 31, 2020, SPDB used the Company’s restricted cash deposited in the bank to settle against partial of outstanding balance of short-term loans, the cash flow of which was included in the repayments of short-term loans in the financing activities. The Company did not make additional repayment to SPDB during the year ended December 31, 2021. On March 16, 2022, the People's Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd. Accordingly, the outstanding loan payable to SPDB is now subject to the bankruptcy proceedings (see Note 17).

As of December 31, 2021, corporate or personal guarantees provided for those loans were as follows:

$572,976	Pledged by cash deposit of RMB300,000 (approximately $43,000) from Gaochuang, real property of Rongfeng Cui and Yanjuan Wang, former CEO of the Company and his wife, and land use right and real property of Qingdao Saike Environmental Technology Co., Ltd; Guaranteed by Rongfeng Cui, Yanjuan Wang and Gaochuang.

$1,541,857	Pledged by real property of the Company and real property of Rongfeng Cui; Guaranteed by Rongfeng Cui and Yanjuan Wang

$3,136,910	Guaranteed by Rongfeng Cui and Yanjuan Wang

$188,607	Pledged by restricted cash of RMB300,000 (approximately $47,054), four patents and certain equipment of the Company; Guaranteed by Rongfeng Cui, Yanjuan Wang and Qingdao Saike Environmental Technology Co., Ltd.

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

As of December 31, 2018, the Company did not meet the financial ratios set forth in the debt covenants. Starting December 2019, the Company has been in default on the loan. In January 2020, CCB filed litigation against the Company. In April 2020, the court has ruled that, among others, the Company should repay CCB the principal and interests in full within 10 days from the date of ruling. On March 13, 2021, the land and factory buildings on the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million), of which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB. The repayment has been completed by April 2021.

The Company’s repayments of substantially all its outstanding short-term loans were delinquent on or around November 2019, and the Company is involved in a number of lawsuits filed by various lenders. See further discussions in Note 17 and Note 20.

Note 10 – OTHER CURRENT LIABILITIES

Other current liabilities mainly consist of accrued liabilities, interest payable owed to third party and related party creditors, Wages payable and other payables. Accrued liabilities mainly include accrued employee welfares and benefits and rent expenses. Other payables primarily represent accrued fee of Borrowing from individuals and transportation costs as of December 31, 2021 and primarily represented accrued management fee paid to an asset management company in connection with the management of the Company’s short-term investments in marketable securities as of December 31, 2020.

	As of December 31,
	2021	2020
Accrued Liabilities	$728,242	$786,880
Interest Payable	2,020,225	1,374,222
Interest Payable - Related Parties	47,441	58,824
Other Payables	997,232	3,662,238
Total	$3,793,140	$5,882,164

Note 11 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2021, 2020 and 2019 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2021
Dandan Liu	Chairman of the Board, Shareholder, Chief Executive Officer (“CEO”)

Rongfeng Cui	Former Chairman of the Board and Former CEO. Rongfeng Cui ceased to be the CEO of the Company effective August 2, 2019.

Rongbing Cui	Former Chief Financial Officer (“CFO”), Rongfeng Cui’s brother

Feng Zhang	Chief Financial Officer (“CFO”)

Yanjuan Wang	Rongfeng Cui’s wife

Yan Fu	Former Sales Vice President

Yuxiang Qi	Dandan Liu’s mother

Tide (Shanghai) Industrial Co. Ltd. (“Tide”)	Owned by Rongfeng Cui and Yanjuan Wang

Qingdao Like Pet Supplies Co., Ltd. (“Like”)	Rongfeng Cui served as CEO, and Shuhua Cui, sister of Rongfeng Cui, served as the legal person. On May 26, 2016, both Rongfeng Cui and Shuhua Cui resigned from their positions, but still have significant influence on Like.

Qingdao Saike Environmental Technology Co., Ltd. (“Saike”)	Owned by Rongfeng Cui and Yanjuan Wang

Huangdao Ding Ge Zhuang Kangkang Family Farm (“Kangkang Family Farm”)	Controlled by Rongfeng Cui’s father

TDH Group BVBA	A Belgium company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018

TDH JAPAN	A Japanese company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018. Dissolved in February 2021.

Qingdao Yinhe Jiutian Information Technology Co., Ltd. (“Yinhe Jiutian”)	Solely owned by Rongbing Cui

Huangdao Hanyinhe Software Development Center Co., Ltd. (“Hanyinhe”)	Solely owned by Xiaomei Wang

Zhenyu Trading (Qingdao) Co., Ltd. (“Zhenyu”)	Noncontrolling shareholder of Yichong prior to September 27, 2019; Sole shareholder of Yichong after September 27, 2019

Beijing Quanmin Chongai Information Technology Co., Ltd. (“Quanmin Chongai”)	Rongbing Cui serves as supervisor of Quanmin Chongai

LAI LINGS LENEXA	Raymond Ng is the son of Richard Ng
Products Inc.	Owned by Richard Ng
Bo Lings at Zona Rosa in the Northland	Owned by Richard Ng
Richard Ng	Richard owns 49% control of Far Ling’s Inc.

Due from related parties, net

Due from related parties, net consisted of the following:

	December 31,	December 31,
	2021	2020
Tide	$-	$46
Rongfeng Cui	-	44,484
Less: Allowance for credit losses	-	(44,530)
Due from related parties, net	$-	$-

The balance of due from Tide represents operating expenses paid by the Company on behalf of Tide. The balances of due from Rongfeng Cui represent overseas trade receivables collected by him on behalf of the Company.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2021	2020
Rongbing Cui	10,979	10,724
Rongfeng Cui	216,529	31,297
Dandan Liu	75,992	-
Feng Zhang	1,568	-
Products Inc.	2,441	-
Total	$307,509	$42,021

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short-term loans from related parties

	December 31,	December 31,
	2021	2020
Rongfeng Cui	$285,878	$782,773
Yuxiang Qi	269,218	172,471
Yan Fu	-	30,639
Total	$555,096	$985,883

In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long-term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 is due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the years ended December 31, 2020 and 2021 nor subsequently, such default may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short-term loans – related parties as of December 31, 2021 and 2020. The Company is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time.

The Company borrowed unsecured short term loans from related parties in the amount of $0 and $49,350 during the years ended December 31, 2021 and 2020, respectively. Interest rate for the loans outstanding during the year ended December 31, 2021 ranged from 0% to 25% per annum. The Company made repayment in the amount of $0 and $0 during the years ended December 31, 2021 and 2020, respectively.

Modification of Loans from related party

In January 2018, the Company entered into a loan agreement with Dandan Liu. In May 2018, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019. As of Dec. 31, 2021, the loan had $75,992 of interest outstanding.

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

The interest expenses for the loans from related parties amounted to $29,581, $43,835 and $632,251 for the years ended December 31, 2021, 2020 and 2019, respectively.

Sales to related parties, purchases from related parties and services provided by related parties

	For the Years Ended December 31,
	2021	2020	2019
SALES TO:
Like	$-	$-	$-
Zhenyu	-	-	5,778
Quanmin Chongai	-	-	187,063
Liujiayi	-	-	-
TDH Group BVBA	-	-	-
Total Sales	$-	$-	$192,841

For the years ended December 31, 2021, 2020 and 2019, the cost of revenue in connection with sales to related parties were $0, $0 and $178,636, respectively, which were included in cost of revenue-related parties in the accompanying consolidated statements of operations and comprehensive loss.

Accounts payable to related parties

	December 31,	December 31,
	2021	2020
Yinhe Jiutian	$122,481	$119,629
Kangkang Family Farm	5,142	5,022
Zhenyu Trading	65	64
Total	$127,668	$124,715

Leases from related parties

The Company entered into various operating lease agreements for certain premises with its related parties during 2019 and 2020. The related party lease agreements were terminated in 2021. See Note 16.

Note 12 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, TDH Holdings is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, TDH HK and TDH Foods were incorporated in Hong Kong and has no operating profit or tax liabilities during the period. TDH HK and TDH Foods were subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

United State

The Company’s subsidiary, TDH Petfood LLC was incorporated in Nevada as a limited liability company had no active business operations since its incorporation and it has been deregistered and dissolved in 2021 (see Note 1). The Company’s subsidiary, TDH Income, is incorporated in the State of Nevada and is subject to the United States Federal income tax at a statutory rate of 21%. On October 31, 2021, TDH Income acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. The Company’s subsidiary, Ruby21Noland, is incorporated in the State of Missouri. For the subsidiaries and entities incorporated in the United States listed above, they are subject to the United States Federal income tax at a statutory rate of 21%. However, no provision for the U.S. Federal income tax has been made as TDH Income Corporation,Ruby21Noland LLC, Far Ling’s Inc. and Bo Ling’s Chinese Restaurant, Inc. had no taxable income in this jurisdiction for the reporting periods.

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

On December 2, 2016, Tiandihui was granted the HNTE designation jointly by Qingdao science and Technology Bureau, Qingdao Municipal Finance Bureau, Qingdao Municipal State Taxation Bureau, Qingdao Local Taxation Bureau, and is qualified for a preferential tax rate of 15% for the year ended December 31, 2018. Tiandihui is subject to the 25% EIT rate for the years ended December 31, 2021 and 2020.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2021	2020	2019
Current	$-	$146	$-
Deferred	-	(1,046)	-
Total	$-	$(900)	$-

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2021	2020	2019
United states income tax rate	21.00%	-	-
HK statutory income tax rate	16.50%	16.50%	16.50%
PRC statutory income tax rate difference	8.50%	8.50%	8.50%
Effect of additional deduction on R&D expense and salary for disabled workers	0.00%	0.00%	0.08%
Effect of expenses not deductible for tax purposes	-17.38%	-2.43%	-0.48%
Valuation allowance recognized with respect to the loss in subsidiaries	-28.52%	-22.57%	-24.60%
Other	-0.10%	-0.10%	0.00%
Total	0.0%	-0.10%	-%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2021 and 2020.

Deferred tax assets and liabilities as of December 31, 2021 and 2020 are composed of the following:

	As of December 31,
	2021	2020
Deferred tax assets, non-current
Net operating loss carrying forward	$6,557,667	$4,878,672
Total deferred tax assets
Valuation allowance	(6,557,667)	(4,878,672)
Total deferred tax assets	$-	$-

	As of December 31,
	2021	2020
Deferred tax liabilities, non-current
Property, plant and equipment	$(1,132)	$-
Total deferred tax liabilities	$(1,132)	$-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or are utilized.

Note 13 – STOCKHOLDERS’ EQUITY

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

On September 30, 2021, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell to the investors an aggregate of 10,000,000 of its common shares at purchase price of $0.89 per share. The registered direct Offering was closed on September 30, 2021 and the Company received approximately $8.2 million net proceeds from the issuance of 10,000,000 common shares to investors, after deducting placement agent fees and estimated offering expenses.

On November 3, 2021, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell to the investors an aggregate of 15,000,000 of its common shares at purchase price of $0.64 per share. The registered direct offering was closed on November 3, 2021 and the Company received approximately $8.9 million net proceeds from the issuance of 15,000,000 common shares to investors, after deducting placement agent fees and estimated offering expenses.

Investor warrants

In connection with the Company’s registered direct offering as consummated on September 30, 2021, pursuant to the securities purchase agreement, the Company also agreed to sell to the investors warrants exercisable for an aggregate of 20,000,000 of its common shares, with warrant purchase price of $0.01 per warrant. The warrants are exercisable immediately as of the date of issuance at an exercise price of $2.06 per share and expire twenty-four (24) months from the date of issuance. The warrants may also be exercised on a cashless basis.

In addition, in connection with the Company’s registered direct offering as consummated on November 3, 2021, pursuant to the securities purchase agreement, the Company also agreed to sell to the investors warrants exercisable for an aggregate of 30,000,000 of its common shares, with warrant purchase price of $0.01 per warrant. The warrants are exercisable immediately as of the date of issuance at an exercise price of $1.47 per share and expire twenty-four (24) months from the date of issuance. The warrants may also be exercised on a cashless basis.

For the above mentioned investor warrants, the Company may compel the exercise of the warrants if the closing price of the Company’s common shares exceeds $6.00 for ten (10) consecutive trading days commencing six (6) months after issuance. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 9.99% of the Company’s common shares.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of December 31, 2021, 50,000,000 warrants were issued and outstanding and 24,423,626 warrants have been exercised on the cashless basis and the Company did not receive any proceeds from the exercise of these warrants.

Additional 21,886,536 warrants were exercised at cashless basis during subsequent period (See Note 20).

Statutory reserve

As of December 31, 2021 and 2020, the Company had statutory reserve in the amount of $160,014. In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to set aside at least 10% of their respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses.

Restricted net assets

As a result of the PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted included additional paid-in capital and statutory reserves of the Company’s PRC subsidiaries.

As of December 31, 2021 and 2020, total restricted net assets were $12,666,369 and $11,654,519, respectively.

Note 14 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Customers

For the years ended December 31, 2021, 2020 and 2019, customers accounting for 10% or more of the Company’s net revenue were as follows:

	For the Years Ended December 31,
Customer	2021		2020		2019
Customer A	*	%	*	%	12.35%
Customer G	*	%	*	%	12.02%
Customer P	*	%	17.33%		* %

*	Less than 10%

As of December 31, 2021, Customer Q, Customer R and Customer S accounted for 28%, 35% and 36% of the Company’s total current outstanding accounts receivable, respectively.

As of December 31, 2020, Customer L, Customer M, Customer N and Customer O accounted for 45.09%, 24.89%, 19.82% and 11.72% of the Company’s total current outstanding accounts receivable, respectively.

Suppliers

For the years ended December 31, 2021, 2020 and 2019, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2021		2020		2019
Supplier A	*	%	*	%	14.16%
Supplier B	*	%	*	%	11.99%
Supplier C	*	%	*	%	12.76%
Supplier D	*	%	16.45%		*	%
Supplier E	*	%	10.16%		*	%
Supplier F	*	%	17.62%		*	%
Supplier G	35.57%		*	%	*	%

*	Less than 10%

As of December 31, 2021, Supplier B’s balance accounted for 12.69% of the Company’s total accounts payable.

As of December 31, 2020, Supplier B’s balance accounted for 11.84% of the Company’s total accounts payable.

Note 15 – SEGMENT AND REVENUE ANALYSIS

The Company is engaged in the business of manufacturing and selling of pet food and restaurant operations.

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280, including pet food sales and restaurant business operations.

Certain entity-wide disclosures relating to revenues for the years ended December 31, 2021, 2020 and 2019 are as follows:

	For the year ended December 31, 2021
	Pet food sales	Restaurant business	Total
Revenue	$485,426	$606,463	$1,091,889
Net loss	$(5,500,345)	$(1,215,613)	$(6,715,958)
Depreciation and amortization	$395,094	$13,646	$408,740
Capital expenditure	$-	$-	$-
Total assets	$26,969,867	$5,078,090	$32,047,957

	For the year ended December 31, 2020
	Pet food sales	Restaurant business	Total
Revenue	$815,225	$-	$815,225
Net loss	$(874,668)	$-	$(874,668)
Depreciation and amortization	$391,351	$-	$391,351
Capital expenditure	$47,086	$-	$47,086
Total assets	$18,452,910	$-	$18,452,910

	For the year ended December 31, 2019
	Pet food sales	Restaurant business	Total
Revenue	$12,648,255	$-	$12,648,255
Net loss	$(8,625,427)	$-	$(8,625,427)
Depreciation and amortization	$517,528	$-	$517,528
Capital expenditure	$121,560	$-	$121,560
Total assets	$15,087,210	$-	$15,087,210

The net revenue generated from different marketing channels consists of the following:

	For the Years Ended December 31,
	2021	2020	2019
Overseas sales	$134,896	$226,385	$9,995,136
Domestic sales	319,061	574,921	2,711,445
Electronic commerce	34,590	16,708	83,779
Restaurant revenue	606,463	-	-
Less: Sale tax and addition	(3,121)	(2,789)	(142,105)
Total net revenue	$1,091,889	$815,225	$12,648,255

The net revenue generated from different product lines and services is set forth as following:

	For the Years Ended December 31,
	2021	2020	2019
Pet chews	$46,112	$59,096	$6,469,755
Dried pet snacks	293,325	317,392	4,617,742
Wet canned pet food	10,760	84,117	1,310,001
Dental health snacks	6,127	19,915	305,452
Baked pet biscuits	-	3,132	87,410
Restaurant revenue	606,463	-	-
Others	132,223	334,362	-
Less: Sales tax and addition	(3,121)	(2,789)	(142,105)
Total net revenue	$1,091,889	$815,225	$12,648,255

The net revenue generated from different countries is set forth as following:

	For the Years Ended December 31,
	2021	2020	2019
South Korea	$37,320	$34,378	$1,335,791
China	353,651	713,257	2,662,247
United Kingdom	-	-	1,573,546
Germany	-	-	2,062,110
U.S.	606,463	-	-
Other countries	97,576	70,379	5,156,666
Less: Sales tax and addition	(3,121)	(2,789)	(142,105)
Total net revenue	$1,091,889	$815,225	$12,648,255

“Other countries” are comprised of all countries whose revenue, individually, was less than 10% of the Company’s total revenue.

The Company’s long-lived assets associated with pet food business are substantially located in the PRC. The Company’s long-lived assets associated with restaurant business operations are located in the United States.

Note 16 – OPERATING LEASES

The company has signed two lease agreements for office premises and restaurant premises. The remaining lease term of the Company’s leases ranges from approximately 1 to 14 years. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

The components of lease expense were as follows:

	For the Years Ended December 31,
	2021	2020	2019
Operating lease cost	$85,481	$50,244	$107,316
Short-term lease costs	-	-	22,001
Total lease cost	$85,481	$50,244	$129,317

Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,
	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases	$10,075	$9,420	$1,737

Weighted-average remaining lease term	14.2 years	5.97 years	7.60 years
Weighted-average discount rate	3.75%	5.39%	5.39%

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2021	2020
Operating lease right-of-use assets	$4,604,365	$19,103
Operating lease right-of-use assets, related parties	-	270,852
Total lease right-of-use assets	4,604,365	289,955

Operating lease liabilities, current	268,403	9,913
Operating lease liabilities-related parties, current	-	195,231
Operating lease liabilities-related party, non-current	4,846,760	274,794
Total operating lease liabilities	$5,115,163	$479,938

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2021:

2022	$452,469
2023	452,469
2024	452,469
2025	452,469
2026	455,385
Thereafter	4,341,279
Total	6,606,648
Less imputed interest	(1,491,485)
Total operating lease liabilities	$5,115,163

NOTE 17 – COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company provides counter guarantee to Gaochuang including a cash deposit of RMB300,000 (approximately $47,053) and asset pledge of four invention patents and certain property, plant and equipment with net book value of $239,670 and $283,892 as of December 31, 2021 and 2020, respectively, in consideration of the guarantees provided by Gaochuang for certain notes payables financed by the Company during the years ended December 31, 2019 and 2018 (the “Counter Guarantee”). The Counter Guarantee arrangement further includes an unlimited joint liability guarantee provided by Rongfeng Cui and Yanjuan Wang, and a third party guarantee provided by Saike.

During the year ended December 31, 2019, the Company did not make repayment on certain notes payables as scheduled, and Gaochuang, as one of the guarantors, paid on behalf of the Company to the holders of such notes payables. As a result, the unpaid notes payables were reclassified to loan payable to Gaochuang and the amount was included in short-term loans on the consolidated balance sheets as of December 31, 2021 and 2020. The loan payable to Gaochuang was pledged and guaranteed by the aforementioned assets and guarantors, respectively, under the counter guarantee.

Future minimum lease payments for operating lease commitments as of December 31, 2021 are disclosed in Note 16.

CONTINGENCIES

The Company is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2021. These claims are substantially related to non-payment of wage payables, non-payment of vendor payables and non-payment of loans and notes payables. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

I)	Labor arbitration claims by former employees

Since November 2019, certain former employees of the Company commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages and/or severance payments. The Company accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019 upon the estimate of the management of the Company together with the trail counsel of these cases. Upon ruling of these cases, the Company further accrued approximately $0.1 million wage and/or severance payables in other current liabilities on the consolidated balance sheet as of December 31, 2020 and recognized losses of approximately $0.1 million for the year ended December 31, 2020. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were actioned by the court for $5,098,461 (RMB 33.14 million). In 2021, we have paid RMB3.73 million to substantially settle the labor arbitration cases with our former employees. We only have RMB0.5 million ($0.08 million) remaining severance payables to them as of December 31, 2021, which we anticipate to fully settle by the end of 2022. Failure to successfully settle the claims could impair our ability to continue as a going concern.

II)	Legal claims by vendors

Since November 2019, the Company has been the subject of multiple lawsuits by its raw material suppliers, printing and packaging suppliers, transportation companies and other vendors due to its non-payment of various invoices for vendor services rendered. As of the date of this report, substantially all cases have been concluded. The mediation and judgement involved with claims of liabilities arose before December 31, 2019 and the Company has included substantially all such claims in accounts payable on the consolidated balance sheets as of December 31, 2021 and 2020.

III)	Legal claims by lenders

Since November 2019, the Company has defaulted on multiple loans and notes payable from various lenders. As a consequence, the Company has been subjected to multiple lawsuits by various Chinese banks and other lenders. The claims raised in these lawsuits pertain to the Company’s non-payment of principals and interests as scheduled in the loan agreements and note payable agreements. The claims pertained to liabilities arose before December 31, 2019, and the Company has included substantially all such claims in short-term loans on the consolidated balance sheets as of December 31, 2021 and 2020. The court has ruled on the litigations and among others, request the Company to pay for litigation related fees; repay the outstanding loans and interests to the lenders within a short period, normally 10 days, from the date of the rulings and grant the lenders with priority right of the repayment from the auction proceeds of the pledged real estate in case of non-performance by the Company. As of December 31, 2021, the Company has not fulfilled the court order.

The above legal proceedings led to, among others, the Company’s certain bank accounts and property, plant and equipment judicially frozen by the court as of December 31, 2021 and 2020. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd. entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. See recent development of legal proceedings at Note 20.

Note 18 – LONG-TERM INVESTMENTS

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

In March 2018, the Company invested RMB1,000,000 (approximately $156,200) in Shandong Tide Food Co., Ltd. (“Shandong Tide”), a pet food production company that was newly established in 2018, representing 37% equity interests in Shandong Tide. The investment was accounted for as equity method in accordance with ASC 323. The Company recognized its proportionate share of Shandong Tide’s net loss in the amount of $0 and $4,903, respectively, into the consolidation statements of operations and comprehensive loss for the years ended December 31, 2020 and 2019, respectively. In June 2020, the Company transferred its equity interests of Shandong Tide to a supplier as partial repayment of outstanding account payable owed to the supplier. As a result, the Company was no longer a shareholder of Shandong Tide.

Note 19 – DISPOSAL OF SUBSIDIARIES

During the year ended December 31, 2019, Kangkang Development, Yichong, Lingchong and Lile were deconsolidated from the Company’s consolidated financial statements (also see Note 1). The Company recognized losses of $5,018 in connection with the disposals on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2019.

TDH Petfood LLC had no active business operations since its incorporation, and it has been deregistered and dissolved in 2021.

TDH Japan has been deregistered and dissolved in February 2021.

The disposals mentioned above did not constitute a strategic shift that would have a major effect on the Company’s operations or financial results and as such, the disposals were not classified as discontinued operations in the accompanying consolidated financial statements.

Note 20 – SUBSEQUENT EVENTS

Progress of legal proceedings

On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings.

Subsequent warrants exercise

As disclosed in Note 13, in connection with the Company’s registered direct offering as consummated on September 30, 2021 and November 3, 2021, the Company agreed to sell to the investors warrants exercisable for an aggregate of 50,000,000 of its common shares, with warrant purchase price of $0.01 per warrant. As of December 31, 2021, 50,000,000 warrants were issued and outstanding and 24,423,626 warrants have been exercised on the cashless basis. Subsequently in January 2022, the investors elected to exercise additional 21,886,536 warrants at cashless basis. The Company did not receive any proceeds from such transaction.

Pending Nasdaq compliance issue

On February 23, 2022, the Company received a notification letter from Nasdaq Listing Qualifications advising the Company that based upon the closing bid price for the Company’s common shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5550(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until August 22, 2022, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s common stock must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date. The Company is now putting efforts to regain compliance.