Form 20-F
period 2022-12-31
TDH Holdings, Inc.
filed 2023-04-25
CIK 1684425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

c/o Qingdao Tiandihui Pet Foodstuff Co., Ltd

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8615-7918

(Address of principal executive offices)

Dandan Liu, Chief Executive Officer
c/o Qingdao Tiandihui Pet Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8615-7918

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
SHARES, PAR VALUE $0.02	PETZ	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

As of the close of the period covered by this annual report the issuer had 10,323,268 shares outstanding.

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

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statement of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to TDH Holdings, Inc., a British Virgin Islands company;

●	TDH HK Limited, a Hong Kong company wholly-owned by TDH HOLDINGS, INC.;

●	TDH Foods Limited, a Hong Kong company wholly-owned by TDH HOLDINGS, INC.;

●	TDH Group BVA, a Belgium company wholly-owned by TDH Holdings, Inc;

●	TDH Income Corporation, a Nevada corporation;

●	Ruby21Noland LLC, a Missouri corporation;

●	Far Ling’s Inc., a Missouri corporation;

●	Bo Ling’s Chinese Restaurant, Inc., a Missouri corporation;

●	Qingdao Tiandihui Foodstuffs Co., Ltd. (“Tiandihui”), a Chinese limited liability company;

●	Qingdao Tiandihui Pet Foodstuffs Co., Ltd., a Chinese limited liability company;

●	Qingdao Tiandihui Foodstuffs Sales Co., Ltd., a Chinese limited liability company;

●	Beijing Chongai Jiujiu Cultural Communication Co., Ltd., a Chinese limited liability company;

●	Beijing Wenxin Company., Ltd., a Chinese limited liability company;

●	Qingdao Chihong Information Consulting Co., Ltd., a Chinese limited liability company;

●	“shares” and “common shares” refer to our shares, $0.02 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States., all references to “Yen” and “¥” is to the legal currency of Japan, and all references to “Euro” and “€” are to the legal currency of Belgium.

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

Risks related to our business. See “Risk Factors – Risks Related to Our Business”

Risk and uncertainties related to our business include, but are not limited to, the following:

●	Legal claims by vendors could impair our ability to continue as a going concern.

●	Various pending lawsuits, legal claims, proceedings and arbitrations could impair our ability to continue as a going concern.

●	Labor arbitration claims by former employees could impair our ability to continue as a going concern.

●	The report of our independent registered public accounting firm on our financial statements includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

●	We have historically incurred recurring losses and it is uncertain whether we may continue to incur losses in the future.

●	We discontinued our petfood manufacturing segment and the turnaround of our business currently depends, in part, on our ability to successfully generate revenue in the restaurant segment.

●	We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

●	If our products are alleged to cause injury or illness or fail to comply with PRC or other applicable governmental regulations, we may need to recall our products and may experience product liability claims.

Risks related to our restaurant segment business. See “Risk Factors – Risks Related to the Restaurant Segment”

Risk and uncertainties related to our restaurant segment business include, but are not limited to, the following:

●	Social distancing measures and changes in consumer behavior as a result of COVID-19 have affected and may materially and adversely affect us.

●	Our restaurant base is geographically concentrated in Missouri, and we could be negatively affected by conditions specific to this state.

●	Failure to preserve the value and relevance of our brand could have an adverse impact on our financial results.

●	If we do not anticipate and address evolving consumer preferences and effectively execute our pricing, promotional and marketing plans, our business could suffer.

●	We face intense competition in our market, which could hurt our business.

●	Food safety and foodborne illness concerns may have an adverse effect on our reputation and business.

Risks related to Doing Business in China. See “Risk Factors – Risks Related to Doing Business in China”

Risk and uncertainties related to doing business in China include, but are not limited to, the following:

●	Because of our corporate structure, we as well as the investors are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations.

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Common Shares.

●	Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Common Shares to investors and could cause the value of our Common Shares to significantly decline or become worthless.

●	CSRC and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Additional compliance procedures may be required in connection offerings, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	We may be liable for improper use or appropriation of personal information provided by our customers.

●	Since our operations and some of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

●	We hold certain of our cash balances in RMB in uninsured bank accounts in China.

●	We may be subject to PRC regulatory limitations on merger and acquisition (M&A) activities.

●	Fluctuation of the Renminbi may indirectly affect our financial condition by affecting the volume of cross-border money flow.

●	We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

●	Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

●	Governmental control of currency conversion may affect the value of your investment.

●	PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

●	Changes in PRC’s political and economic policies could harm our business.

●	If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

●	Because our operations are located in the PRC, information about our operations is not readily available from independent third-party sources.

Risks related to the Ownership of our Common Shares. See “Risk Factors – Risks Related to the Ownership of our Common Shares”

Risk and uncertainties related to ownership of our Commons Shares include, but are not limited to, the following:

●	We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the PRC.

●	Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing.

●	The Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing.

●	If our financial condition deteriorates as a NASDAQ listed company, we may not meet continued listing standards on the NASDAQ Capital Market.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	The market price of shares may be volatile, which could cause the value of your investment to decline.

●	As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risks Related to Our Business

Legal claims by vendors could impair our ability to continue as a going concern.

Since November 2019, the Company has been a subject of 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with related interest and costs. As of the date of this report, in 44 cases, the creditors have reached civil conciliation letters with our company, and in 9 cases, the court has issued civil judgments. With respect to the remaining 4 cases, the plaintiffs withdrew the lawsuit because of lack of evidence. The mediation and judgment involved total claims of RMB13.86 million (USD$2.12 million). Such liabilities have been accrued and reflected in the consolidated financial statements for the year ended December 31, 2020. On March 13, 2021, a land use right and a factory building on the land owned by Tiandihui were auctioned by the court for $5,098,461 (RMB33.14 million). On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

Various pending lawsuits, legal claims, proceedings and arbitrations could impair our ability to continue as a going concern.

As of December 31, 2022, we had the following pending lawsuits, legal claims, proceedings and arbitrations:

●	On December 2, 2019, Qingdao Lingang Real Estate Co., Ltd. (“QLRE”), filed a civil lawsuit against Tiandihui, Rongfeng Cui, and Yanjuan Wang. The Company entered into a loan agreement with QLRE in 2018 and borrowed RMB20 million (USD3.18 million) from QLRE in connection with purchase of a factory. The loan was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The Company failed to make repayment to QLRE. On March 4, 2020, the Court ordered that: (i) the Company repay QLRE the principal amount of RMB20 million plus interest of RMB 550,000 accrued as of October 31, 2019. The court ordered that the payment be made within 10 business days after the effective date of the court ruling, and also ordered that the Company pay interest at the rate of 2% per month for the period from the date of November 1, 2019 to the date of full discharge of the debt, as well as the litigation fee of RMB77,000 (USD$11,933). If the debt is not repaid within the required timeframe, interest shall be doubled from the effective date of court order until the date of full discharge of the debt. As of December 31, 2021, we have not satisfied the repayment to QLRE. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

●	On January 15, 2020, China Construction Bank (“CCB”), initiated a civil claim against Tiandihui, Rongfeng Cui, and Yanjuan Wang. The plaintiff alleged that it executed a loan agreement with the Company in the amount of RMB19.93 million (USD3.08 million) for the purchase of manufacturing facility and the associated land use right located at Lingang Economic Development Zone, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The loan with CCB was guaranteed by Rongfeng Cui and Yanjuan Wang, and secured by a pledge by the aforementioned manufacturing facilities and associated land use right. On April 14, 2020, the Court has ordered among other things that the Company repay RMB19.93 million (USD3.25 million) of principal and accrued interest to CCB, and to sell the mortgaged property. On March 13, 2021, the land and factory buildings on the land owned by Tiandihui were auctioned by the court for $5,098,461 (RMB33.14 million), of which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB. The repayment was completed by April 2021.

●	On November 11, 2019, Shanghai Pudong Development Bank Qingdao Branch (“SPDB”), filed a civil lawsuit against Tiandihui, Qingdao Saike Environmental Technology Co., Ltd. (“Saike”), Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB to borrow an aggregate of RMB4.85 million (USD0.75 million) from SPDB for working capital purpose. The Company failed to repay the debt upon maturity. The borrowing from SPDB was guaranteed by Rongfeng Cui and Yanjuan Wang, and secure by a pledge of land use right and real property of Saike and certaim real property owned by Rongfeng Cui and Yanjuan Wang. The Company failed to make repayment to SPDB on the maturity date. On October 24, 2020, the court has ordered the Company to repay SPDB the principal owed plus interest at the annual interest rate of 18.25%. The payment was required to be made within 10 business days after the effective date of the order. If the debt was not paid within the required timeframe, interest doubled from the effective date of the court order until the date of full discharge of the debt. The Company is also required to pay litigation fees in the amount of RMB156,880 (USD 24,312). As of December 31, 2021, we have not satisfied the repayment to SPDB. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

●	On December 10, 2019, Qingdao Gaochuang Technology Finance Guarantee Co., Ltd. (“Gaochuang”), initiated a civil claim against Tiandihui, Saike, Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB for bank acceptance draft and Gaochuang executed the guarantee of SPDB bank acceptance deposit on behalf of the Company in the amount of RMB1.2 million (USD0.19 million). The Company failed to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang upon the bank acceptance draft maturity date. The deposit made by Gaochuang was guaranteed by certain of the Company’s fixed assets and patents. On December 29, 2020, the court ordered the Company to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang and the interest at the annual interest rate of 4.15%. The payment was required to be made within 10 business days after the effective date of the court order. The court order also provides that if the debt was not paid within the required timeframe, interest doubled from the effective date of court order until the date of full discharge of the debt. The court order also obligate the Company to bear litigation fees of RMB83,127(USD 12,882). As of December 31, 2021, we had not satisfied the repayment to Gaochuang. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

●	On May 6, 2020, the Postal Savings Bank of China Limited Weihai Road Sub-branch of Qingdao North District (hereinafter referred to as Postal Savings) filed a civil lawsuit against Tiandihui, Rongfeng Cui and Yanjuan Wang. The Company entered into two loan agreements with Postal Savings in 2018 and 2019, respectively, and borrowed RMB9.9 million ($1.53 million) in aggregate. The loans were guaranteed by Rongfeng Cui and Yanjuan Wang, and were secured by a pledge of real property owned by the Company and real property owned by Rongfeng Cui. The Company failed to pay its debt to Postal Savings when it was due. In June 2020, the court ordered the Company to repay to Postal Savings the principal and interest under the loan, and to reimburse Postal Savings for the litigation fees incurred by Postal Savings. If the court decide to auction the pledged real properties, Postal Savings shall have the priority right of the repayment from the auction proceeds. As of December 31, 2021, we had not satisfied the repayment to Postal Savings. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

Labor arbitration claims by former employees could impair our ability to continue as a going concern.

The Company dismissed certain employees in 2019 and 2020 and only maintained 51 full-time employees during fiscal year 2022 and as of December 31, 2022. As a result of the employee layoffs, certain of the Company’s former employees commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB3.68 million (USD0.56 million). There were 98 labor arbitrations, of which 6 cases has been settled and the trial court has issued decisions on the remaining 92 cases. The Company accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019. Upon the issuance of rulings in these cases, the Company further accrued approximately $0.1 million wage and/or severance payables in other current liabilities on the consolidated balance sheet as of December 31, 2020 and recognized losses of approximately $0.1 million for the year ended December 31, 2020. On March 13, 2021, the land and factory buildings above the land owned by Tiandihui were actioned by the court for $5,098,461 (RMB 33.14 million). In 2021, we have paid RMB3.73 million to substantially settle the labor arbitration cases with our former employees. We only had RMB 0.5 million ($0.08 million) remaining severance payables to them as of December 31, 2021. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

The report of our independent registered public accounting firm on our financial statements includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment.

As discussed in Note 2 to the consolidated financial statements to this Annual Report, the Company discontinued its petfood business during the first quarter of 2023 and currently the Company’s revenue is substantially generated from the restaurant business segment. The Company’s business turnaround currently depends, in part, on its ability to successfully introduce manage and acquire new restaurants. If the Company is not able to effectively manage and acquire new restaurants that successfully generate revenue, it may not be able to grow and maintain its business as anticipated, and its sales may decline and its future business, financial condition and results of operations may be materially adversely affected.

In addition, as of December 31, 2022, there were still various pending lawsuits, legal claims, proceedings, arbitrations and bankruptcy proceedings that could impair the Company’s future ability to continue as a going concern. Furthermore, the Company’s business operations may be further affected by the ongoing COVID-19 pandemic. There can be no assurances that future revenue or capital infusion will be sufficient to enable the Company to develop its business to a level where it will be profitable or continuously to generate positive cash flows. Our auditor, YCM CPA Inc, has indicated in their report on the Company’s financial statements for the fiscal year ended December 31, 2022 that there is “substantial doubt about our ability to continue as a going concern”. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include working to improve the Company’s liquidity and capital sources mainly through cash flow from its operations and raise sufficient capital through equity or debt financing, strategic alliances or otherwise. If we are unable to achieve these goals, our business will be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors will lose their investment.

In the absence of an additional liquidity, our ability to continue to operate will be impaired, and we may not be able to continue as a going concern. Additionally, even if we raise sufficient capital through equity or debt financing, strategic alliances or otherwise or generate additional revenue there can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or to generate positive cash flows.

We have historically incurred recurring losses and it is uncertain whether we may continue to incur losses in the future.

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment to financial institutions upon maturity, we temporarily suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. The COVID-19 outbreak and spread further disrupted our business activities during the period from the beginning of 2020 up to May 2020 when we resumed our business operations. Historically, we reported recurring losses of approximately $0.87 million and $6.72 million for the years ended December 31, 2020 and 2021, respectively. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.6 million and $3.1 million in food service revenue for the years ended December 31, 2021 and 2022, respectively. However, we discontinued our petfood manufacturing segment in the first quarter of 2023 and currently our revenue is substantially generated from the restaurant business segment. Our business turnaround currently depends, in part, on our ability to successfully introduce, manage and acquire new restaurants. If we are not able to effectively manage and acquire new restaurants that successfully generate revenue, we may not be able to grow and maintain our business as anticipated. Although we reported a net income of approximately $0.86 million in fiscal year 2022, it is uncertain whether we may be able to continue to achieve profitability in the future. Our future revenue and operating cash flows may be further affected by various pending lawsuits, legal claims, proceedings, arbitration and bankruptcy proceedings. In order to achieve profitability, among other factors, management must successfully execute our growth and restaurant operations in the markets on which we are focused. If we are unable to successfully take necessary steps, we may be unable to sustain or increase our profitability in the future.

The Company is party to various legal proceedings by its vendors and lenders, which proceedings distract our management, are expensive to conduct and could result in significant damage award against the Company.

During the period from November 2019 to 2020, the Company has been named as a defendant in 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with interest and costs. As of the date of this Annual Report, the creditors of 44 cases have reached civil conciliation letters with the Company, and the court has issued civil judgments in 9 cases, another 4 claimants withdrew their cases for various reasons including lack of evidence. The mediation and judgment costs are estimated approximately RMB13.86 million (USD$2.12 million). In addition, several lending institutions have instituted legal proceedings to recover loans made to the Company. Finally, there are several labor arbitration claims against the Company brought by its former employees following the layoffs, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB3.68 million (USD$0.56 million). On March 13, 2021, the land and factory buildings above the land owned by Tiandihui were auctioned by the court for $5,098,461 (RMB 33.14 million), among which, approximately $3.2 million has been used to repay the defaulted loan to China Construction Bank. In 2021, we have paid RMB3.73 million to substantially settle the labor arbitration cases with our former employees and we only have RMB 0.5 million ($0.08 million) remaining in severance payables to them as of December 31, 2021. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

We discontinued our petfood manufacturing segment and the turnaround of our business depends, in part, on our ability to successfully generate revenue in the restaurant segment.

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. The COVID-19 outbreak and spread further disrupted our business activities from the beginning of 2020 up to May 2020 when we resumed our business operations. These factors led to significant decrease in our petfood sales. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.6 million and $3.1 million in food service revenue for the years ended December 31, 2021 and 2022, respectively. Although we reported a net income of approximately $0.86 million for the year ended December 31, 2022, our revenues generated may not be sufficient to support our future business operations given the uncertainty that our business operations may be further affected by various pending lawsuits, legal claims, proceedings, arbitrations and bankruptcy proceedings.

We discontinued our petfood business during the first quarter of 2023. Our decision to discontinue our petfood business was driven largely by the following factors: the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of petfood; its historical performance and expected business forecasts in the absence of further capital investments and opportunity costs; and lawsuits and the closing of our manufacturing facilities.

Our turnaround depends, in part, on our ability to successfully introduce manage and acquire new restaurants. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. The management and acquisition of restaurants involves considerable costs. If we are not able to effectively manage and acquire new restaurants that successfully generate revenue, we may not be able to grow and maintain our business as anticipated, and our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

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

Our Bo Lings restaurant is located in Missouri. As a result of our concentration in this market, we may be disproportionately affected by any increased severity of the pandemic and heightened regulatory measures in Missouri compared to other chain restaurants with a broader national footprint.

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

Social distancing measures due to the COVID-19 pandemic impacted our operation of Bo Lings, as customers choose to avoid public gathering places, and additional social distancing actions could result in a loss of sales and profit. Additionally, consumer behavior has changed and may fundamentally change as a result of COVID-19 in both the near and long term and such change may pose significant challenges to our operation of Bo Lings. Traffic in restaurants, including Bo Lings, has been affected and may be materially and adversely affected with more consumers relying on off-premises orders. Consumer spending has also been and may continue to be negatively impacted by general macroeconomic conditions and consumer confidence, including the impacts of economic downturns, resulting from the COVID-19 pandemic. All of this could materially and adversely impact sales at Bo Lings and our growth prospects. We have made adjustments to our operation of Bo Lings due to the COVID-19 pandemic and may have to re-design our service and business models to accommodate consumers’ changed behavior patterns. Any such attempted effort could result in capital expenditures, business disruption and lower margin sales, and may not be successful in growing our profitability.

Our restaurant base is geographically concentrated in Missouri, and we could be negatively affected by conditions specific to this state.

Bo Lings is located in Missouri. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions in Missouri have had, and may continue to have, material adverse effects on our business, financial condition or results of operations. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by adverse conditions in this market compared to other chain restaurants with a broader national footprint.

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

We face intense competition in our market, which could hurt our business.

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

Food safety and foodborne illness concerns may have an adverse effect on our reputation and business.

Foodborne illnesses, such as E. coli, hepatitis A and salmonella, may occur within our system from time to time. In addition, food safety issues such as food tampering, contamination and adulteration occur or may occur within our system from time to time. Any report or publicity linking us, our competitors, our restaurant, to instances of foodborne illness or food safety issues could adversely affect our brand and reputation as well as our revenues and profits and possibly lead to product liability claims, litigation and damages. If a customer of our restaurant becomes ill from foodborne illnesses or as a result of food safety issues, it may be temporarily closed, which would decrease our revenues.

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

Our PRC subsidiaries are located in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategical allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth of the Chinese economy may not continue at a rate experienced in the past, and the impact of COVID-19 on the Chinese economy may continue. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. Furthermore, any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our products and services. Such developments could adversely affect our businesses, lead to reduction in demand for our products and services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. We conduct some of our business through our PRC Subsidiaries, and therefore these subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

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

Since our operations and some of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and some assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

We may be subject to PRC regulatory limitations on merger and acquisition (M&A) activities.

Foreign enterprises that engage in M&A activities inside and outside China are subject to different regulatory limitations under Chinese laws and regulations. The key regulations governing such activities within PRC are Wholly Foreign-Owned Enterprise Law, the Interim Provisions on the Domestic Investment of Foreign-Funded Enterprise, the Catalogue for the Guidance of Foreign Investment Industries (amended in 2017) and other relevant Chinese laws and regulations. Under these laws and regulations, conducting M&A in China requires that Tiandihui and Qingdao Tiandihui Pet Foodstuffs Co., Ltd are wholly foreign-owned enterprises “WFOE” be profitable, and a timely application with and approval by of local regulatory agencies of any proposed M&A transaction. The M&A activities outside the PRC are governed by several rules and regulations, including PRC Administrative Measures on Offshore Investment, the Regulation on Foreign Exchange Administration of the PRC, the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Resident’s Financing and Round-trip Investment Through Offshore Special Purpose Vehicles. Under these laws and regulations, our WFOE must get approval from the PRC Ministry of Commerce or its branch offices for any proposed offshore M&A transaction, and complete its foreign exchange registration. We cannot offer any assurance that in the event we seek such approvals or registrations we will be able to secure them in a timely fashion or will be able to receive them at all; negative feedback from the regulatory agencies or our failure to register such proposed transactions may have material adverse impact on our business expansion and could materially affect our business operation and finance condition. In addition, since approval and/or registration procedures required time to complete, these processes may cause additional delays to our onshore or offshore M&A projects, which, in turn, may have adverse impact on our business and operations.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from WFOE. The October 8, 2016 Provisional Measures for Filling Administration of Establishment and Changes of Foreign-Investment Enterprise (the “Establishment and Changes Provision”) promulgated by the PRC Ministry of Commerce and was amended on July 30, 2017, regulates the recordation procedures with respect to the establishment and changes of a foreign-invested enterprise which do not fall within the scope of special administration measures for foreign investment admission as stipulated by the state; for those entities that do fall within the regulatory reach of special administration measures must go through approval procedures according to relevant laws and regulations governing foreign investment. We do not believe that such measures will have any impact on our income derived from payment from our WFOE because:

●	We do not fall within the scope of special access administrative measures for foreign investment admission as stipulated by the state, and therefore are not required to go through approval procedures.

●	The Establishment and Changes Provision regulates the recordation procedures relating to the establishment and changes of a foreign-invested enterprise, which including but not limited to: (i) the changes of company name, registered address, duration of operation, business scope, registered capital, total investment, shareholders, merger, division and termination of the enterprise; and (ii) the corporate name change, domicile or place of incorporation, subscribed capital, investment period. Based on the foregoing and our current corporate structure, our income is derived from payment from our WFOE, but the Establishment and Changes Provisions do not regulate our origin of income or dividend policy, and therefore will not have any impact on our dividend distribution.

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

Risks Related to the Ownership of Our Common Shares

We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries.

Investors in our common shares should be aware that they may never directly hold equity interests in our subsidiaries, but rather purchasing equity solely in TDH Holdings, Inc. our British Virgin Islands holding company, which does not directly own substantially all of our business in China and the United States and conducted by our subsidiaries. Our Common shares are shares in TDH Holdings, Inc., a BVI holding company instead of shares of our subsidiaries in China and the United States. This structure is subject to certain legal and operational risks, including risks associated with our subsidiaries’ operations in China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, Chinese or United States regulations, all of which may materially and adversely affect our business, financial condition and results of operations and/or the value of our Common Shares or could significantly decline or become worthless.

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

On August 26, 2022, the PCAOB signed a SOP with the CSRC and the MOF of the PRC regarding cooperation in the oversight of PCAOB-registered public accounting firms in the PRC and Hong Kong which establishes a method for the PCAOB to conduct inspections of PCAOB-registered public accounting firms in the PRC and Hong Kong, as contemplated by the Sarbanes-Oxley Act. Under the agreement, (a) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates without consultation with, or input from, PRC authorities; (b) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (c) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates; and (d) the PCAOB shall have the unfettered ability to transfer information to the SEC in accordance with the Sarbanes-Oxley Act, and the SEC can use the information for all regulatory purposes, including administrative or civil enforcement actions. The PCAOB was required to reassess its determinations as to whether it is able to carry out inspections and investigations completely and without obstruction by the end of 2022. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

Congress passed fiscal year 2023 Omnibus spending legislation in December 2022, which contained provisions to accelerate the HFCAA timeline for implementation of trading prohibitions from three years to two years. As a result, the SEC is required to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years.

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended December 31, 2022 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and was last inspected by the PCAOB in March 2023. According to our auditor, the PCAOB will conduct regular inspections. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit YCM CPA Inc. to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determinations so that we will be subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCA Act. The recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq Capital Market or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

The HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing.

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

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended December 31, 2022 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and was last inspected by the PCAOB in March 2023. According to our auditor, the PCAOB will conduct regular inspections.

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

On June 14, 2022, our Board approved to effect a reverse stock split of our common shares at the ratio of one-for-twenty with the market effective date of June 14, 2022. The objective of the reverse stock split was to enable our Company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. As a result of the reverse stock split, each twenty common shares outstanding automatically combined and converted to one issued and outstanding common share without any action on the part of the shareholder. Subsequent to the reverse stock split, Nasdaq determined that for 10 consecutive business days, the closing bid price of the Company’s common shares was at $1.00 per share or greater. On June 29, 2022, Nasdaq notified the Company that it has regained compliance with Listing Rule 5550(a)(2) and closed the matter.

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

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Currently we have not established and maintained effective disclosure controls and procedures. In addition, there are material weaknesses in our internal control over financial reporting. Specifically, the material weakness identified by our management include (i) a lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; and (ii) a lack of an effective review process which may lead to material audit adjustments to the financial statements. In order to address the foregoing material weakness, we have put in place additional controls, including, among others, hiring and replacing certain management team members. Our CEO has established a new management team to deal with operation management challenges of the Company, and our CFO has been working on improving the Company’s financial and reporting functions. We also plan to hire more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Overall, the Company is working through and standardizing its business processes, instituting business procedures and adding controls and additional supervision, particularly, in the areas of control duties and data sharing and supervision so as to provide effective means of linking various functions and departments within the Company. If we are unable to resolve material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

We started our company in 2002 in Qingdao, Shandong Province, PRC as a petfood company.

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

On April 22, 2002 Tiandihui was incorporated in Qingdao City, PRC. As of the date of this filing, Qingdao Tiandihui Foodstuffs Co., Ltd is currently under bankruptcy proceeding.

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

On June 9, 2021, Ruby21Noland LLC (“Ruby21Noland”) was incorporated in Missouri. Ruby21Noland is a wholly owned subsidiary of TDH Income.

On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc.

On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc.

On January 22, 2022, Beijing Wenxin Co., Ltd. (“Beijing Wenxin”) was incorporated in Beijing City, PRC.

On March 27, 2023, Qingdao Chihong Information Consulting Co., Ltd. (“Qingdao Chihong”) was incorporated in Qingdao City, PRC.

Recent Developments

Discontinued operations

We discontinued our petfood manufacturing segment during the first quarter of 2023. Our decision to discontinue our petfood business was driven largely by the following factors: the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of petfood; its historical performance and expected business forecasts in the absence of further capital investments and opportunity costs; lawsuits and the closing of our manufacturing facilities and them being subject to bankruptcy proceedings. We believe the discontinuation of our petfood manufacturing business will provide us with the opportunity to redirect our focus and resources towards expanding and improving our restaurant segment.

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

On June 14, 2022, our Board approved to effect a reverse stock split of our common shares at the ratio of one-for-twenty with the market effective date of June 14, 2022. The objective of the reverse stock split was to enable our Company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. As a result of the reverse stock split, each twenty common shares outstanding automatically combined and converted to one issued and outstanding common share without any action on the part of the shareholder. Subsequent to the reverse stock split, Nasdaq determined that for 10 consecutive business days, the closing bid price of the Company’s common shares was at $1.00 per share or greater. On June 29, 2022, Nasdaq notified the Company that it has regained compliance with Listing Rule 5550(a)(2) and closed the matter.

Recent Private Placement

On July 26, 2022, we completed a private placement of securities, and entered into a securities purchase agreement with eight accredited investors pursuant to which we sold to the investors an aggregate 4,000,000 of our common shares, at a price of $1.50 per share and warrants at a price of $0.01 per warrant to purchase up to an aggregate 4,000,000 of our common shares, for gross proceeds of $6,040,000. The warrants have an exercise price of $2.44 per share, and a term of two years.  The warrants are immediately exercisable upon issuance and have a cashless exercise feature. The securities were sold without registration under the Securities Act of 1933 in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and rules promulgated under the Securities Act as sales to accredited investors. The Company’s intention was to use the proceeds of this offering for working capital and general working purposes. There were no discounts or brokerage fees associated with this offering.

B.	Business Overview

Special Considerations

We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Missouri, Nevada, PRC, Belgium, and Hong Kong.

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

Our auditor is currently subject to PCAOB inspections and the PCAOB is thus able to inspect our auditor. Our auditor is headquartered in California and was last inspected by the PCAOB in March 2023. According to our auditor, the PCAOB will conduct regular inspections. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit YCM CPA Inc., to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PACOB expands the scope of its determination so that we are subject to the HFCA, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act.

Overview

Petfood Manufacturing

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a producer of high-quality petfood for pet owners in China and worldwide. Historically, we anticipated our growth would be driven by two key factors: a significant increase in the number of pet owners and in the size of the petfood market in China which would translate into expansion opportunities for us, and a fundamental change in Chinese society towards pets, pet ownership and care, such that the trends of pet humanization and consumer concerns for pet health and wellness would in turn would create a growing industry for petfood and products. We priced our products to be accessible to the average consumer.

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the Covid-19 pandemic, the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a continuous decrease in our petfood revenue from $0.47 million in 2021 to only $0.02 million in 2022. Additionally, our remaining petfood production facility became subject to a bankruptcy proceeding and was frozen by the court in 2022. Accordingly, we sought strategic alternatives to the petfood industry and entered the restaurant segment on October 31, 2021, when we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.6 million and $3.1 million in restaurant food service revenue for the years ended December 31, 2021 and 2022, respectively. In addition, we decided to discontinue our petfood manufacturing business segment in the first quarter of 2023 due to the above operational challenges and to focus on our restaurant segment.

Restaurant Segment

On October 31, 2021, the Company completed the acquisition of 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. The acquisition brought a new revenue source for the Company.

Bo Lings Chinese Restaurant, which was founded by Richard (Bo) and Far Ling (Ling) Ng, husband and wife, in 1981. Today there are 5 Bo Lings Chinese Restaurants in the Kansas City area, as well as a warehouse for distribution of supplies. All Bo Lings restaurants are full service that include a dining area, bar, carry out menu and offer catering services. The location we purchased is in Kansas City and offers a full Cantonese Dim Sum menu and space for banquets. Most of the menu items are prepared onsite in the kitchen and cooked to order. Business is managed by Richard and Far Ling with a team of employees in each restaurant, including bookkeepers, a marketing manager and a purchasing director. Over the years, we believe Bo Lings has built a reputation as one of the best Chinese restaurants in the Kansas City area.  Currently, no other Chinese Restaurant has 2 or more restaurants in our area.

Business Strategy

Our Growth agenda is based on four key drivers:

●	Culture and Talent: Leverage our culture and people capability to fuel brand performance and franchise success;

●	Operating Capability: Recruit and equip high-quality restaurant operators to deliver great customer experiences;

●	Strategically optimize our restaurant portfolio and pursue high quality assets and acquisitions: We aim to prudently pursue investments in high-quality assets. Our investment strategy primarily focuses on, restaurant brands with excellent growth potential and synergy, and related business such as catering and events. We continue to identify and evaluate investment opportunities in high-quality brands to capture growth opportunities. We will prudently assess investment targets based on each candidate’s strategic value, brand equity, business scale and financial performance, among other factors; and

●	Menu Innovations: Offering appealing, tasty and convenient food at great prices is our value proposition. We focus on the development and innovation of new recipes and improvement of existing products.

Operating Strategy

Our operating strategy is built on the following key components:

●	Offering high quality, freshly prepared food: We place a great deal of emphasis on providing our guests with high quality, freshly prepared food. As part of our process, we have developed proprietary recipes to provide consistency in quality and taste. We expect our employees to inspect every entrée before it leaves the kitchen to confirm it matches the guest’s order and meets our standards for quality, portion size, appearance and presentation;

●	Creating a comfortable atmosphere with a focus on high quality service: We believe the service quality and atmosphere we establish is a key component for fostering repeat business. We focus on keeping our table-to-server ratios low to allow our servers to truly focus on their guests and serve their needs in a personal, individualized manner. In addition, Bo Lings features a modern design; and

●	Offering attractive price points: When we evaluate menu pricing, we focus on remaining disciplined as we balance short-term pressures with long-term growth while always keeping our guest top of mind. Prices are reviewed and are offered at moderate price points that we believe are as low as or lower than those offered by our competitors without sacrificing food quality. Within each menu category, we offer a choice of several price points with the goal of fulfilling each guest’s budget and value expectations. Based on the results of our pricing evaluations, we will continue to take pricing actions as we feel are needed.

Marketing

Our marketing strategy aims to promote our brands while retaining a localized focus. We strive to increase restaurant sales by increasing the frequency of visits by our current guests and attracting new guests at Bo Lings and also by communicating and promoting our food quality, the guest experience and value. We accomplish these objectives through three major initiatives.

Local Restaurant Marketing. Given our strategy to be a neighborhood destination, local restaurant marketing is integral in developing brand awareness in each market.

In-restaurant Marketing. A significant portion of our marketing is spent communicating with our guests inside our restaurants through point of purchase materials.

Advertising. We do not rely on national television or print advertising to promote our brands. Earned local media is a critical part of our strategy that features our products and people. We use mailing lists, social media and digital marketing, to promote the brand and engage with our guests. Additionally, we continue to look for ways through various strategic initiatives to drive awareness and guest engagement with our brands.

Supply and Distribution

Bo Lings purchases a number of food and paper products, equipment and other restaurant supplies. The principal items purchased include chicken, cheese, beef and pork products, paper and packaging materials. Prices paid for these supplies fluctuate.  When prices increase, Bo Lings may attempt to pass on such increases to its customers, although there is no assurance that this can be done in practice. Bo Lings does not typically experience significant continuous shortages of supplies, and alternative sources for most of these supplies are generally available.

Seasonal Operations

Bo Lings does not consider its operations to be seasonal to any material degree.

Competition

Competition in the restaurant industry is intense. We compete with well-established food service companies on the basis of taste, quality and price of the food offered, service, atmosphere, location, take-out and delivery options as well as the overall dining experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant chains. We also face competition from meal kit delivery services as well as the supermarket industry. In addition, improving product offerings of fast casual and quick-service restaurants and better execution of to-go sales, together with negative economic conditions could cause consumers to choose less expensive alternatives. Although we believe that we compete favorably with respect to each of the above channels, other restaurants and retail establishments compete for the same casual dining guests, quality site locations and restaurant-level employees as we do. We expect intense competition to continue across all aspects of the restaurant industry.

Environmental Matters

The Company is not aware of any federal, state or local environmental laws or regulations that will materially affect our earnings or competitive position or result in material capital expenditures.  However, the Company cannot predict the effect on our operations due to possible future environmental legislation or regulations.  During 2022, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Human Capital Management

Due to the discontinuation of out petfood manufacturing segment we have reduced our number of employees in response to those challenges. As of the date of this filing, we employ around 51 full-time employees. With the exception of Bo Lings’ employees, all of our employees are located in Beijing and Shandong Province, PRC.

Our History and Corporate Structure

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). We also own all of the outstanding capital stock of TDH Foods Limited, another wholly-owned Hong Kong subsidiary, and holds a 100% interest in TDH Income Corporation, a Nevada limited liability company. TDH HK, in turn, owns all of the outstanding capital stock of Tiandihui, our operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company Tiandihui. TDH Foods Limited owns 100% of the outstanding capital stock of Qingdao Pet Foodstuffs, with its wholly-owned subsidiary of Tiandihui Foodstuffs Sales. TDH HK Limited owns 100% of the outstanding capital stock of Tiandihui Pet Foodstuffs, with its wholly-owned subsidiary of Beijing Chongai Jiujiu Cultural Communication Co., Ltd. TDH Income Corporation owns 100% of the outstanding capital stock of Ruby21Noland LLC. Ruby21Noland LLC was incorporated in the State of Missouri on June 9, 2021. On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc. On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. On January 22, 2022, Beijing Wenxin was incorporated in Beijing City, PRC. On March 27, 2023, Qingdao Chihong was incorporated in Qingdao City, PRC.

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

Our primary trademark portfolio consists of 15 registered trademarks relating to petfood and manufacturing, we do not currently have any patents related to our restaurant business.

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

Our principal executive office is located at Qingdao Tiandihui Pet Foodstuff Co., Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, PRC. Our telephone number is +86 532-8615-7918. Our website address is www.tiandihui.com. The information on our website is not part of this Annual Report.

In addition, in 2022 our remaining petfood manufacturing facility was frozen by court order and became subject to Tiandihui’s bankruptcy proceeding. Our Bo Lings restaurant is located at 4701 Jefferson St, Kansas City, Missouri 64112.

Government Regulation

In the U.S., the Food and Drug Administration regulates both content and labeling of all animal food, China does not have a significant body of petfood laws, rules or regulations. Various regulatory agencies (e.g., the Ministry of Agriculture, the General Administration for Quality Supervision, Inspection and Quarantine) administer a set of standards, but there appears to be no single regulatory or administrative agency that is fulfills the comprehensive regulatory function. We are also subject to PRC labor and employment laws, laws governing advertising and other laws. We monitor changes in these laws and believe that our operations are in compliance in all material aspects with all PRC rules and regulations applicable to petfood production. However, many such rules and regulations are subject to extensive interpretive power of governmental agencies and commissions, and there is substantial uncertainty regarding the future interpretation and application of these laws or regulations.

U.S. Restaurant Operation.

The Company and its U.S. operations, are subject to various federal, state and local laws affecting our business, including laws and regulations concerning information security, privacy, labor and employment, health, marketing, food labeling, competition, public accommodation, sanitation and safety.  Bo Lings and any additional restaurant we open in the U.S. must comply with licensing requirements and regulations promulgated by a number of governmental authorities, which include health, sanitation, safety, fire and zoning agencies in the state and/or municipality in which the restaurant is located.  To date, the Company has not been materially adversely affected by such licensing requirements and regulations or by any difficulty, delay or failure to obtain required licenses or approvals.

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

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Security Regulation Commission (CSRC) and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement. Our PRC counsel has advised us that, based on their understanding of the current PRC laws and regulations:

●	We currently control the Operating Companies by virtue of TDH HK Holding acquiring 100% of the equity interests of Tiandihui, which are regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Tiandihui was not related to or connected with the foreign investor, or the acquirer, TDH HK Holding. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition.

●	We currently control the Operating Companies by virtue of TDH Foods Limited acquiring 100% of the equity interests of Tiandihui Pet Foodstuffs, which are regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Tiandihui Pet Foodstuffs was not related to or connected with the foreign investor, or the acquirer, TDH Foods Limited. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition.

●	The CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or a SPV-domestic company share swap. TDH Holdings, Inc. does not constitute a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule because there has not been any SPV-domestic company share swap in our corporate history; and

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

Overview

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a producer of high-quality petfood for pet owners in China and worldwide. Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations, and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the Covid-19 pandemic, the increase in costs of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of petfood, led to a dramatic decrease in our petfood sales revenue. Additionally, our remaining production facility was frozen by court order and became subject to Tiandihui’s bankruptcy proceeding in 2022. Accordingly, we sought strategic alternatives to the petfood industry and entered the restaurant segment on October 31, 2021, when we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. In addition, we decided to discontinue our petfood manufacturing business segment in the first quarter of 2023 due to the above operational challenges and focus on our restaurant segment.

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). We also own all of the outstanding capital stock of TDH Foods Limited, another wholly-owned Hong Kong subsidiary, and holds a 100% interest in TDH Income Corporation, a Nevada limited liability company. TDH HK, in turn, owns all of the outstanding capital stock of Tiandihui, our operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company. TDH Foods Limited owns 100% of the outstanding capital stock of Tiandihui Pet Foodstuffs, with its wholly-owned subsidiary of Qingdao Foodstuff Sales Co., Ltd. We conduct some of our business through Tiandihui Pet Foodstuff and Tiandihui Foodstuff Sales which has one wholly-owned subsidiary: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (incorporated on March 3, 2011). TDH Income Corporation owns 100% of the outstanding capital stock of Ruby21Noland LLC. Ruby21Noland LLC was incorporated in the State of Missouri on June 9, 2021. On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc. On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. In addition, TDH Group BVBA, a Belgium company is wholly-owned by TDH Holdings, Inc.; TDH JAPAN, a Japanese company is wholly-owned by TDH Holdings, Inc. TDH Japan has been deregistered and dissolved in February 2021. On January 22, 2022, Beijing Wenxin was incorporated in Beijing City, PRC. On March 27, 2023, Qingdao Chihong was incorporated in Qingdao City, PRC.

Our principal executive office is located at Qingdao Tiandihui Pet Foodstuff Co., Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, PRC. Our telephone number is +86 532-8615-7918. Our website address is www.tiandihui.com. The information on our website is not part of this Annual Report.

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

Recent Developments

Discontinued operations

We discontinued our petfood manufacturing segment during the first quarter of 2023. Our decision to discontinue our petfood business was driven largely by the following factors: the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of petfood; its historical performance and expected business forecasts in the absence of further capital investments and opportunity costs; lawsuits and the closing of our manufacturing facilities and them being subject to bankruptcy proceedings. We believe the discontinuation of our petfood manufacturing business will provide us with the opportunity to redirect our focus and resources towards expanding and improving our restaurant segment.

We Are Currently Facing Challenges to Recover Our Normal Business Operations and Resolve Existing Legal Proceedings

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments to financial institutions upon maturity, we temporarily suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. The COVID-19 outbreak and spread further disrupted our business activities during the period from the beginning of 2020 up to May 2020 when we resumed our business operations. In order to diversify our revenue streams, on October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.6 million and $3.1 million in food service revenue for the years ended December 31, 2021 and 2022, respectively. However, our petfood revenue continued to decrease from approximately $0.8 million in 2020, to $0.47 million in 2021 and to $0.02 million in 2022. We decided to discontinue our petfood manufacturing business segment in the first quarter of 2023 due to the operational challenges and we plan to focus on our restaurant segment. Our business turnaround currently depends, in part, on our ability to successfully introduce manage and acquire new restaurants. If we are not able to effectively manage and acquire new restaurants that successfully generate revenue, we may not be able to grow and maintain our business as anticipated. Although we reported a net income of approximately $0.86 million in fiscal year 2022 as compared to a net loss of $6.7 million in 2021 and a net loss of $0.87 million in 2020, it is uncertain whether we may be able to continue to achieve profitability in the future. Our future revenue and operating cash flows may be further affected by various pending lawsuits, legal claims, proceedings, arbitrations, and bankruptcy proceedings.

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

We terminated the lease of the Jiaozhou plant in 2021, and as of December 31, 2022, we no longer have any petfood production facilities because the remaining facility owned by us was frozen by the court as a result of Tiandihui’s bankruptcy proceeding. In addition, we discontinued our petfood manufacturing business segment in the first quarter 2023 in order to focus on our restaurant segment.

We face substantial challenges in our effort to resume normal business activities. Our future growth will place a significant strain on our sales and marketing capacities, administrative and operating infrastructure, and other resources. We need to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired restaurant businesses and companies, resolve the substantial litigation and judgements to which we are subject and raise substantial capital. There may be particular complexities, regulatory or otherwise, associated with our expansion into new markets, and our strategies may not succeed beyond our current markets. If we are unable to effectively address these challenges, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth or our ability to function as a going concern. We also need to expand our customer base, refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than anticipated and we may not successfully attract a sufficient number of customers in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results.

Our ability to effectively implement our strategies and sustain and manage future growth of our business will depend on a number of factors, including our ability to: (i) effectively market our restaurants to potential customers; (ii) develop and acquire new restaurants and related businesses; (iii) effectively recruit, train and motivate a large number of new employees; (iv) improve our operational, financial and management controls and efficiencies; (v) raise substantial amounts of capital; and (vi) make sound business decisions. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects, and our ability to continue as a going concern could be negatively impacted.

As of December 31, 2022, we had the following pending lawsuits, legal claims, proceedings and arbitrations:

●	Legal claims by vendors and lenders. Since November 2019, the Company has been a subject of 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with related interest and costs. As of the date of this report, in 44 cases, the creditors have reached civil conciliation letters with our company, and in 9 cases, the court has issued civil judgments. With respect to the remaining 4 cases, the plaintiffs withdrew the lawsuit because of lack of evidence. The mediation and judgment involved total claims of RMB13.86 million (USD$2.12 million). Such liabilities have been accrued and reflected in the consolidated financial statements for the year ended December 31, 2020. On March 13, 2021, a land use right and a factory building on the land owned by Tiandihui were auctioned by the court for $5,098,461 (RMB33.14 million). On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

●	On December 2, 2019, QLRE, filed a civil lawsuit against Tiandihui, Rongfeng Cui, and Yanjuan Wang. The Company entered into a loan agreement with QLRE in 2018 and borrowed RMB20 million (USD3.18 million) from QLRE in connection with purchase of a factory. The loan was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The Company failed to make repayment to QLRE. On March 4, 2020, the Court ordered that: (i) the Company repay QLRE the principal amount of RMB20 million plus interest of RMB 550,000 accrued as of October 31, 2019. The court ordered that the payment be made within 10 business days after the effective date of the court ruling, and also ordered that the Company pay interest at the rate of 2% per month for the period from the date of November 1, 2019 to the date of full discharge of the debt, as well as the litigation fee of RMB77,000 (USD$11,933). If the debt was not repaid within the required timeframe, interest doubled from the effective date of court order until the date of full discharge of the debt. As of December 31, 2021, we have satisfied the repayment to QLRE. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023

●	On January 15, 2020, CCB, initiated a civil claim against Tiandihui, Rongfeng Cui, and Yanjuan Wang. The plaintiff alleged that it executed a loan agreement with the Company in the amount of RMB19.93 million (USD3.08 million) for the purchase of manufacturing facility and the associated land use right located at Lingang Economic Development Zone, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The loan with CCB was guaranteed by Rongfeng Cui and Yanjuan Wang,and secured by a pledge by the aforementioned manufacturing facilities and associated land use right. On April 14, 2020, the Court has ordered among other things that the Company repay RMB19.93 million (USD3.25 million) of principal and accrued interest to CCB, and to sell the mortgaged property. On March 13, 2021, the land and factory buildings on the land owned by Tiandihui were auctioned by the court for $5,098,461 (RMB33.14 million), of which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB. The repayment was completed by April 2021.

●	On November 11, 2019, SPDB filed a civil lawsuit against Tiandihui, Saike, Gaochuang, Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB to borrow an aggregate of RMB4.85 million (USD0.75 million) from SPDB for working capital purpose. The Company failed to repay the debt upon maturity. The borrowing from SPDB was guaranteed by Rongfeng Cui and Yanjuan Wang, and secure by a pledge of land use right and real property of Saike and certaim real property owned by Rongfeng Cui and Yanjuan Wang. The Company failed to make repayment to SPDB on the maturity date. On October 24, 2020, the court has ordered the Company to repay SPDB the principal owed plus interest at the annual interest rate of 18.25%. The payment was required to be made within 10 business days after the effective date of the order. If the debt was not paid within the required timeframe, interest doubled from the effective date of the court order until the date of full discharge of the debt. The Company was also required to pay litigation fees in the amount of RMB156,880 (USD 24,312). As of December 31, 2021, we had not satisfied the repayment to SPDB. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

●	On December 10, 2019, Gaochuang initiated a civil claim against Tiandihui, Saike, Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB for bank acceptance draft and Gaochuang executed the guarantee of SPDB bank acceptance deposit on behalf of the Company in the amount of RMB 1.2 million (USD 0.19 million). The Company failed to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang upon the bank acceptance draft maturity date. The deposit made by Gaochuang was guaranteed by certain of the Company’s fixed assets and patents. On December 29, 2020, the court ordered the Company to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang and the interest at the annual interest rate of 4.15%. The payment was required to be made within 10 business days after the effective date of the court order. The court order also provided that if the debt was not paid within the required timeframe, interest doubled from the effective date of court order until the date of full discharge of the debt. The court order also obligated the Company to bear litigation fees of RMB83,127(USD 12,882). As of December 31, 2021, we had not satisfied the repayment to Gaochuang. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

●	On May 6, 2020, the Postal Savings Bank of China Limited Weihai Road Sub-branch of Qingdao North District (hereinafter referred to as Postal Savings) filed a civil lawsuit against Tiandihui, Rongfeng Cui and Yanjuan Wang. The Company entered into two loan agreements with Postal Savings in 2018 and 2019, respectively, and borrowed RMB9.9 million ($1.53 million) in aggregate. The loans were guaranteed by Rongfeng Cui and Yanjuan Wang, and were secured by a pledge of real property owned by the Company and real property owned by Rongfeng Cui. The Company failed to pay its debt to Postal Savings when it was due. In June 2020, the court ordered the Company to repay to Postal Savings the principal and interest under the loan, and to reimburse Postal Savings for the litigation fees incurred by Postal Savings. If the court decide to auction the pledged real properties, Postal Savings shall have the priority right of the repayment from the auction proceeds. As of December 31, 2021, we had not made the repayment to Postal Savings. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed are expected to be completed by the end of 2023.

●	Labor arbitration claims by former employees. Due to decreased business scale and the impact of COVID-19, the Company dismissed certain employees in 2019 and 2020 and only maintained 51 full-time employees, during fiscal year 2022 and as of December 31, 2022. As a result of the employee layoffs, certain of the Company’s former employees commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB3.68 million (USD0.56 million). There were 98 labor arbitrations, of which 6 cases has been settled and the trial court has issued decisions on the remaining 92 cases. The Company accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019. Upon the issuance of rulings in these cases, the Company further accrued approximately $0.1 million wage and/or severance payables in other current liabilities on the consolidated balance sheet as of December 31, 2020 and recognized losses of approximately $0.1 million for the year ended December 31, 2020. On March 13, 2021, the land and factory buildings above the land owned by Tiandihui were actioned by the court for $5,098,461 (RMB 33.14 million). In 2021, we have paid RMB3.73 million to substantially settle the labor arbitration cases with our former employees. We only have RMB0.5 million ($0.08 million) remaining severance payables to them as of December 31, 2021. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

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

On June 14, 2022, our Board approved to effect a reverse stock split of our common shares at the ratio of one-for-twenty with the market effective date of June 14, 2022. The objective of the reverse stock split was to enable our Company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. As a result of the reverse stock split, each twenty common shares outstanding automatically combined and converted to one issued and outstanding common share without any action on the part of the shareholder. Subsequent to the reverse stock split, Nasdaq determined that for 10 consecutive business days, the closing bid price of the Company’s common shares was at $1.00 per share or greater. On June 29, 2022, Nasdaq notified the Company that it has regained compliance with Listing Rule 5550(a)(2) and closed the matter.

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

Recent Private Placement

On July 26, 2022, we completed a private placement of securities, and entered into a securities purchase agreement with eight accredited investors pursuant to which we sold to the investors an aggregate 4,000,000 of our common shares, at a price of $1.50 per share and warrants at a price of $0.01 per warrant to purchase up to an aggregate 4,000,000 of our common shares, for gross proceeds of $6 040 000 and received net proceeds of $6,017,781 after deducting fees and expenses related to the transaction. The warrants have an exercise price of $2.44 per share, and a term of two years.  The warrants are immediately exercisable upon issuance and have a cashless exercise feature. The securities were sold without registration under the Securities Act of 1933 in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and rules promulgated under the Securities Act as sales to accredited investors. The Company’s intention was to use the proceeds of this offering for working capital and general working purposes. There were no discounts or brokerage fees associated with this offering.

Overview

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a a producer of high-quality petfood for pet owners in China and worldwide. Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the Covid-19 pandemic, the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a decrease in our petfood revenue from $0.8 million in 2020, to $0.47 million in 2021 and to only $0.02 million in 2022. Additionally, our remaining petfood manufacturing facility was frozen by the court and became subject to Tiandihui’s bankruptcy proceeding in 2022. Accordingly, we sought strategic alternatives to the petfood industry and entered the restaurant segment on October 31, 2021, when we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.6 million and $3.1 million in food service revenue for the years ended December 31, 2021 and 2022, respectively. In addition, we decided to discontinue our petfood manufacturing business segment in the first quarter 2023 due to the above operational challenges and focus on our restaurant segment.

Revenues from continuing operations

Historically before 2019, our revenue primarily was generated from sales of our petfood products to customers mainly through our overseas and domestic distribution agents, and online sales through various electronic commerce platforms. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, applicable local government levies and returns. Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment upon maturity, we suspended our production and normal business operations, and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the COVID-19 pandemic, the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a decrease in our petfood revenue from $0.8 million in 2020, to $0.47 million in 2021 and to only $0.02 million in 2022. Additionally, our remaining petfood manufacturing facility was frozen by the court and became subject to Tiandihui’s bankruptcy proceeding in 2022. We decided to discontinue our petfood manufacturing business segment in the first quarter 2023 due to the above operational challenges and focus on our restaurant segment.

On October 31, 2021 we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. and started our restaurant business. This resulted in an increase of $0.6 million and $3.1 million in food service revenue for the years ended December 31, 2021 and 2022, respectively.

The following factors affected the revenues we derived from our operations from 2020 to 2022.

COVID-19 Impact: In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. In response to the COVID-19 outbreak, governments around the global have implemented measures such as lockdowns, travel restrictions, and closures of businesses and schools. As a result of the COVID-19 outbreak, we have experienced suspension of operations, interruption of supply chain and decline in sales orders by our customers. Our businesses, results of operations, financial position and cash flows were adversely affected in fiscal years 2020 to 2022, including but not limited to material negative impact to our total revenues, slower collection of account receivables and significant disruptions of our supply chains. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.6 million and $3.1 million in food service revenue for the years ended December 31, 2021 and 2022, respectively. However, our revenue growth may be further affected by the ongoing COVID-19 pandemic. We are currently trying to implement our business strategies in order to manage the future growth of our business, we cannot assure our current efforts may achieve the anticipated results and we may continue to incur operating losses in the near term. We conduct our restaurant business in the United States. In response to the Covid-19 outbreak, many state and local authorities had mandated the temporary closure of non-essential businesses and dine-in restaurant activity or limited indoor dining capacities. COVID-19 and the government measures taken to control caused a significant disruption to our business of Bo Lings. As of the filing date of this Annual Report on Form 20-F, we had Bo Lings operating at 100% indoor dining capacity. However, there can be no assurance that developments with respect to the COVID-19 pandemic and government measures taken to control it will not adversely affect our operations and financial results. We cannot guarantee that going forward we will operate profitably. In order to achieve profitability, among other factors, management must successfully execute our growth and operations in the markets on which we are focused. If we are unable to successfully take necessary steps, we may be unable to sustain or increase our profitability in the future.

Our ability to resolve our debt burden and limited production capacity to support our future revenue growth. We are currently facing challenges to settle lawsuits related to defaulted loan payments to various financial institutions mentioned above. Our petfood manufacturing capacity also decreased from 8.0 tons per day in 2019 to 4.6 tons per day in 2021 and to no tons as of the date of this filing because our remaining petfood manufacturing facility was frozen by court order and currently subject to a bankruptcy proceeding. We decided to discontinue our petfood manufacturing business segment in the first quarter 2023 due to the above operational challenges and focus on our restaurant segment. Our future market expansion, business recovery and revenue growth may need significant amount of capital expenditure. If we cannot resolve current working capital shortage, debt burden and limited production capacity, we may not be able to support our future revenue growth.

Our ability to maintain our competitive advantages. Historically, we provided more than 200 different variety of pet snack products to our targeted customers to satisfy their needs. Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the COVID-19 pandemic, the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a decrease in our petfood revenue from $0.8 million in 2020, to $0.49 million in 2021 and to only $0.03 million in 2022. Additionally, our remaining production facility was frozen by the court and became subject to a bankruptcy proceeding in 2022. We decided to discontinue our petfood manufacturing business segment in the first quarter 2023 due to the above operational challenges and focus on our restaurant segment. However, the market conditions and consumer preferences change rapidly. If we fail to maintain our reputation and competitive advantages, customers demand for our dining products and services could decline.

In addition, competition in the restaurant industry is intense. We face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores, coffee shops and online retailers. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by a contracting IEO segment or by new or continuing actions, product offerings or consolidation of our competitors and third-party partners, which may have a short-term or long-term impact on our results. We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, successfully develop and introduce new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations, manage our investments in technology and modernization, and respond effectively to our competitors’ actions or offerings or to unforeseen disruptive actions. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics, which could have the overall effect of harming our business.

Loss of key personnel. Our revenue was derived from our competitive advantages in our products. We rely heavily on the expertise and leadership of our senior management to maintain our core competence. The loss of the service of any of our key personnel could adversely affect our business.

Macro-economic conditions. Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including adverse changes in interest rates, volatile commodity markets and inflation, contraction in the availability of credit in the market and reductions in consumer spending. A macroeconomic downturn, which decreases the disposable personal income, may contribute to decreased sales of our petfood products and our restaurant business.

Costs and Expenses from continuing operations

Our costs and expenses primarily include the following:

Costs of revenues. Cost of revenues of our petfood business consists primarily of direct raw materials, direct payroll of workshop staff, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expense and overhead expenses necessary to manufacture finished goods as well as distribution costs such as inbound freight charges. Cost of revenues of our restaurant business consist primarily of food and packaging costs, payroll and employee benefit costs, store lease and occupancy costs and depreciation and amortization costs.

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

Price fluctuation of raw materials. For our petfood business, the raw materials purchase costs significantly impact our cost of goods sold. Any significant fluctuation of the market price of raw materials may negatively affect our operating results. Even if our current materials supply is relatively stable, we could be impacted by material price fluctuation in coming years. For our restaurant business, food and beverage purchase costs and labor costs also significantly impact our costs of goods sold.

Our ability to resolve our current poor credit resulting from our legal proceedings with our vendors and suppliers. Our cost of revenues is impacted by whether we can negotiate favorable purchase price and credit terms with our suppliers and vendors, including but not limit to raw material supplies, printing and packaging supplies, transportation companies and other vendors. Since November 2019, we have been a subject of 57 lawsuits by our suppliers and vendors. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

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

Shipping and handling expense. Our shipping and handling expense includes domestic freight, overseas freight, domestic express shipping fee. In order to reduce shipping and handling cost, we are trying to negotiate with and establish closer cooperation with several shipping companies providing express shipping services in order to lock favorable fee rates and reduce the domestic express fees.

Research and Development expense.

We did not have research and development spending in 2021 and 2022, we may not incur additional R&D expenses in the coming years due to our last petfood production facility being frozen by the court and becoming subject to a bankruptcy proceeding in 2022, and we decided to discontinue our petfood manufacturing business segment in the first quarter 2023.

Results of Operations

For the years ended December 31, 2022, 2021 and 2020

	December 31			2022 vs	2021 vs
	2022	2021	2020	2021	2020
	$	$	$
Net revenues from continuing operations	3,098,733	1,081,095	622,801	186.63%	73.59%
Cost of revenues from continuing operations	2,046,200	769,967	449,694	165.75%	71.22%
Gross profit	1,052,533	311,128	173,107	238.30%	79.73%
Gross margin	33.97%	28.78%	27.79%	N/A	N/A
Selling expense	91,370	74,278	85,744	23.01%	-13.37%
General and administrative expenses	4,002,346	3,541,872	583,594	13.00%	506.91%
Impairment of goodwill	-	355,570	-	-100.00%	100%
Loss from operations	(3,048,016)	(3,660,592)	(496,231)	16.73%	-637.68%

Revenues from continuing operations.

Our revenue from continuing operations were $3,098,733, $1,081,095 and $622,801 for the years ended December 31, 2022, 2021 and 2020, respectively. Our total revenue from continuing operations increased by $2,017,638 or 186.63% when comparing 2022 to 2021 and increased by $458,294 or 73.59% when comparing 2021 to 2020.

The following table displays our revenue from our continuing operations by different marketing channels.

	December 31			2022 vs	2021 vs
	2022	2021	2020	2021	2020
	$	$	$
Oversea sales	-	134,896	226,385	-100%	-40%
Domestic sales	25,849	308,267	382,497	-92%	-19%
Electronic commerce sales	-	34,590	16,708	-100%	107%
Restaurant revenue	3,074,007	606,463	-	407%	100%
Less: Sale tax and addition	(1,123)	(3,121)	(2,789)	-64%	12%
Total revenues from continuing operations	3,098,733	1,081,095	622,801	187%	74%

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For the year ended December 31, 2022, for revenue generated from petfood sales of our continuing operations, our domestic sales decreased by $282,418 or 92%, and there was no e-commerce sales and overseas sales of petfood products. However, revenue from our restaurant business segment in the United States increased by $2,467,544 or 407%. As a result, our total revenue increased by $2,017,638 or 187% when comparing 2022 to 2021.

The decrease of petfood sales revenue of our continuing operations in 2022 was mainly due to the following factors: Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the COVID-19 pandemic, the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a decrease in our petfood revenue from $0.47 million in 2021 and to only $0.02 million in 2022. Additionally, our remaining petfood production facility was frozen by the court and became subject to a bankruptcy proceeding in 2022. We decided to discontinue our petfood manufacturing business segment in the first quarter 2023 due to the above operational challenges

On the other hand, revenue from our restaurant business segment increased by $2,467,544 or 407% when comparing 2022 to 2021. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. Revenue from our restaurant business primarily includes food and beverage sales of $606,463 for the last two months in 2021 after we acquired the business on October 31, 2021 and include 12 months of sales in 2022.

As a result of the above, our total revenues from continuing operations for the fiscal year 2022 increased as compared with the fiscal year 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For the year ended December 31, 2021, for revenue generated from petfood sales of our continuing operations, our overseas and domestic sales decreased by $91,489 and $74,230, respectively, and our e-commerce sales increased by $17,882 from the year ended December 31, 2020. However, our revenue from restaurant business in the United States increased by $606,463 or 100%. As a result, our total revenue increased by $458,294 or 74% when comparing 2021 to 2020.

The decrease of petfood revenue of our continuing operations in 2020 was mainly due to the following facts: (1) Due to the continuous development of the COVID-19, we had to close the factory and stop production for a period of time, which caused the delay of orders and affected customers’ trust in us. Therefore, some customers canceled their orders to the company, and the company’s sales revenue decreased greatly; (2) The purchasing cost of raw materials required for production has risen to a certain extent; (3) stop taking unprofitable orders.

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

As a result of the above, our total revenues from continuing operations for the fiscal year 2021 increased as compared with the fiscal year 2020.

The revenue generated from different product lines from our continuing operations are set forth as following:

	December 31			2022 vs	2021 vs
	2022	2021	2020	2021	2020
	$	$	$
Pet chews	8,367	46,112	59,096	-82%	-22%
Dried pet snacks	8,005	293,325	317,392	-97%	-8%
Wet canned petfood	1,290	10,760	84,117	-88%	-87%
Dental health snacks	550	6,127	19,915	-91%	-69%
Baked pet biscuits	-	-	3,132	N/A	-100%
Restaurant revenue	3,074,007	606,463	-	407%	100%
Others	7,637	121,429	141,938	-94%	-14%
Less: Sale tax and addition	(1,123)	(3,121)	(2,789)	-64%	12%
Total revenues from continuing operations	3,098,733	1,081,095	622,801	187%	74%

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Our total revenue from continuing operations increased by $2,017,638 or 187% when comparing 2022 to 2021, among which, revenue generated from pet chews decreased by $37,745 or 82%, revenue from dried pet snacks decreased by $285,320 or 97%, revenue generated from wet canned petfoods decreased by $9,470 or 88%, revenue generated from dental health snacks decreased by $5,577 or 91%, from the year ended December 31, 2021 to the year ended December 31, 2022, respectively. In addition, revenue generated from dental health snacks decreased by $6,127 or 100%, from the year ended December 31, 2021 to the year ended December 31, 2022. The decrease in petfood sales was primarily due to our inability to fulfill customer orders on a timely basis due to disruption of supply chain and logistics caused by the COVID-19, as well as decrease of sales order, and our unfavorable selling price which led to our products became less attractive to customers. In addition, our petfood manufacturing activities were suspended in 2022 because our remaining petfood production facility was frozen by the court and became subject to a bankruptcy proceeding. On the other hand, on October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $2,467,544 in restaurant revenue in 2022 from food and beverage sales to customers as compared to 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Our total revenue from continuing operations increased by $458,294 or 74% when comparing 2021 to 2020, among which, revenue generated from pet chews decreased by $12,984 or 22%, revenue from dried pet snacks decreased by $24,067 or 8%, revenue generated from wet canned petfoods decreased by $73,357 or 87%, from the year ended December 31, 2020 to the year ended December 31, 2021, respectively. In addition, revenue generated from dental health snacks decreased by $13,788 or 69%, from the year ended December 31, 2020 to the year ended December 31, 2021. The decrease in petfood sales was primarily due to our inability to fulfill customer orders on a timely basis due to disruption of supply chain and logistics caused by the COVID-19, as well as decrease of sales order, and our unfavorable selling price which led to our products became less attractive to customers. On the other hand, on October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $606,463 in restaurant revenue when we sold food and beverage to customers.

The revenue generated from different countries from our continuing operations are set forth as following:

	December 31			2022 vs	2021 vs
	2022	2021	2020	2021	2020
	$	$	$
South Korea	-	37,320	34,378	-100%	9%
China	25,849	342,857	382,497	-92%	-10%
United Kingdom	-	-	-	N/A	N/A %
Germany	-	-	-	N/A	N/A %
U.S.	3,074,007	606,463	-	407%	100
Other countries	-	97,576	208,715	-100%	53%
Less: Sale tax and addition	(1,123)	(3,121)	(2,789)	-64%	12%
Total revenues from continuing operations	3,098,733	1,081,095	622,801	187%	74%

“Other countries” is comprised of all countries whose revenues, individually, were less than 10% of the Company’s revenues.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Overall, in terms of revenue from our continuing operations, our petfood sales to the China domestic market and overseas market both significantly decreased in 2022 as compared to 2021, mainly due to decreased sales volume of our products as affected by the negative impact of COVID-19 as discussed above, as well as decrease in sales orders, and our unfavorable selling price. On the other hand, revenue from United States increased by $2,467,544 in 2022 as compared to 2021 attributable to the restaurant business we acquired in October 2021 and we had 12 months operations in 2022 as compared to only 2 months operations in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Overall, in terms of revenue from our continuing operations, our petfood sales to China domestic market and overseas market both significantly decreased in 2021 as compared to 2020, mainly due to decreased sales volume of our products as affected by the negative impact of COVID-19 (coronavirus) as discussed above, as well as decrease in sales orders, and our unfavorable selling price. On the other hand, revenue from United States increased by $606,463 in 2021 as compared to 2020 attributable to the restaurant business we acquired in October 2021.

Cost of revenues from continuing operations

Our cost of revenues from our continuing operations is primarily comprised of the cost of our raw materials, labor and overhead costs. Our cost of revenues from continuing operations, increased by $1,276,233 or 165.75% for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to increased food and beverage costs, labor costs and overhead costs associated with our restaurant business. Cost of revenues associated with our petfood sales was immaterial in 2022. Our cost of revenues as a percentage of revenue was 66.03% and 71.21% for the years ended December 31, 2022, and 2021, respectively.

Our cost of revenues is primarily comprised of the cost of our raw materials, labor and factory overhead. Our cost of revenues from continuing operations, increased by $320,273 or 71.22% for the year ended December 31, 2021 as compared to the year ended December 31, 2020. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $606,463 in food service revenue and related costs. Our cost of revenues as a percentage of revenue was 71.22% and 72.21% for the years ended December 31, 2021, and 2020, respectively.

Gross margin from continuing operations

Our gross margin from continuing operations was 33.97% for the year ended December 31, 2022, compared with gross margin of 28.78% for the year ended December 31, 2021. The improvement in gross margin was mainly due to increased gross margin of our restaurant business and changes in related sales mix of food and beverage products in 2022 as compared to 2021.

Our gross margin was 28.78% for the year ended December 31, 2021, compared with gross margin of27.79% for the year ended December 31, 2020. The improvement in gross margin was mainly due to change in sales mix and more high margin petfood products being sold in 2021 as compared to 2020, and also affected by increased gross margin from our restaurant business.

Operating expenses from continuing operations

Operating expenses from our continuing operations were $4,100,549, and $3,971,720 for the years ended December 31, 2022 and 2021, respectively, an increase of $128,829, or 3.24%. The ratio of operating expenses as a percentage of revenue decreased from 367.38% for the year ended December 31, 2021 to 132.33% for the year ended December 31, 2022.

Selling expense from our continuing operations was $91,370 and $74,278 for the years ended December 31, 2022, and 2021, respectively, an increase of $17,092 or 23.01%. The increase in our selling expense was in line with our increased restaurant business segment revenue in 2022. As our revenue increased, our marketing campaign related costs and sales commission paid to our sales teams increased in 2022 as compared to 2021.

General and administrative expenses from our continuing operations was $4,002,346, and $3,541,872 for the years ended December 31, 2022 and 2021 respectively, representing an increase of $460,474, or 13.00%. The main reason for the increase was mainly due to increased depreciation and amortization expenses related to our restaurant business.

Operating expenses from continuing operations were $3,971,720, and $669,338 for the years ended December 31, 2021 and 2020, respectively, an increase of $3,302,382, or 493.38%. The ratio of operating expenses as a percentage of revenue increased from 107.47% for the year ended December 31, 2020 to 367.38% for the year ended December 31, 2021.

Selling expense from continuing operations was $74,278 and $85,744 for the years ended December 31, 2021, and 2020, respectively, a decrease of $11,466 or 13.37%. The decrease in our selling expense was in line with our decreased petfood revenue in 2021. As our revenue declined, our distribution costs, sales promotion and marketing campaign related costs and sales commission paid to our sales teams decreased in 2021 as compared to 2020.

General and administrative expenses from continuing operations was $3,541,872, and $583,594 for the years ended December 31, 2021 and 2020 respectively, representing an increase of $2,958,278, or 506.91%. The main reason for the increase was mainly due to the company’s payment of certain legal costs, an increase in consulting service fees and increased depreciation and amortization expenses related to our restaurant business.

Impairment of goodwill was $0, $355,570 and $0 for the years ended December 31, 2022, 2021 and 2020, respectively. There was no such goodwill impairment in 2022 and 2020. In connection with our acquisition of restaurant business, we recognized a goodwill of $355,570 as of the acquisition date. However, due to our significant net loss in fiscal year 2021, goodwill of $355,570 has been fully impaired for the year ended December 31, 2021.

Loss from operations from continuing operations.

Our loss from operations associated with our continuing operations was $3,048,016 for the year ended December 31, 2022, while our loss from operations was $3,660,592 for the year ended December 31, 2021. Our operating loss as a percentage of total revenues was negative 98.36%, and negative 338.60% for the years ended December 31, 2022 and 2021, respectively. The continuous loss from operation was mainly due to increased operating expenses in 2022.

Our loss from operations associated with our continuing operations was $3,734,079 for the year ended December 31, 2021, while our loss from operations was $496,231 for the year ended December 31, 2020. Our operating loss as a percentage of total revenues was negative 370.59%, and negative 79.68% for the years ended December 31, 2021 and 2020, respectively. The continuous loss from operation was mainly due to increased operating expenses in 2021.

Income taxes expense from continuing operations.

Due to our continuous operating loss for the years ended December 31, 2022, 2021 and 2020, we reported minimal income tax benefit for those years.

Net loss from discontinued operations

On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, Tiandihui is now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023. As a result, the operation results of Tiandihui was presented as discontinued operations as of December 31, 2022. In the consolidated statements of operations and comprehensive income (loss), result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations. Our net loss from discontinued operations amounted to $339,054, $2,645,831 and $2,565,197 for the years ended December 31, 2022, 2021 and 2020, respectively.

Net loss.

As a result of the above, our total net income was $855,013 for the year ended December 31, 2022, compared to the net loss of $6,715,958 for the year ended December 31, 2021. The increase in our net income was due to increased revenue from our restaurant business segment and increased investment income for the year ended December 31, 2022.

Our total net loss was $6,715,958 or the year ended December 31, 2021, compared to the net loss of $874,668 for the year ended December 31, 2020. The increase in our net loss was due to increased operating expenses as discussed above.

Going Concern and Capital Resources

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. We discontinued our petfood business during the first quarter of 2023 and currently our revenue is substantially generated from the restaurant business segment. Our business turnaround depends, in part, on our ability to successfully introduce manage and acquire new restaurants. If we are not able to effectively manage and acquire new restaurants that successfully generate revenue, we may not be able to grow and maintain our business as anticipated, and our sales may decline and our future business, financial condition and results of operations may be materially adversely affected. In addition, as of December 31, 2022, there were still various pending lawsuits, legal claims, proceedings, arbitrations and bankruptcy proceedings that could impair our future ability to continue as a going concern. Furthermore, our business operations may be further affected by the ongoing COVID-19 pandemic. There can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where we will be profitable or continuously to generate positive cash flows.

For the year ended December 31, 2021, we have incurred a net loss of approximately $6.72 million and our cash used in operating activities amounted to approximately $3.45 million. For the year ended December 31, 2022, our revenue from the restaurant business segment increased by approximately $2.5 million as compared to 2021 and we reported a net income of approximately $0.86 million and cash flows from operating activities of approximately $0.85 million in 2022. However, due to the sharp rise in market prices of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment upon maturity, we suspended our petfood production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the Covid pandemic, the increase in cost of raw materials required for petfood production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a decrease in our petfood revenue from $0.47 million in 2021 and to only $0.02 million in 2022. Additionally, our remaining petfood production facility was frozen by the court and became subject to a bankruptcy proceeding. We decided to discontinue our petfood manufacturing business segment in the first quarter 2023 due to the above operational challenges. As a result, it is uncertain our future revenue and cash flows will be sufficient to support our growth. In addition, although we received approximately $6 million net proceeds from the issuance of common shares to certain investors during fiscal year 2022, there can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or to generate positive cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date that our consolidated financial statements are issued.

In assessing our liquidity, management monitors and analyzes our cash and cash equivalent, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2022, we had cash and cash equivalent and restricted cash of approximately $23.1 million. We also had short-term investment of approximately $9.92 million, which are highly liquid and can be covered into cash and used in our operations if needed. We also had an aggregate approximately $5.99 million loans (including approximately $4.98 million short-term loans and approximately $0.51 million short-term loans from related parties). For the legal proceedings since December 31, 2019 regarding our delayed repayment of certain bank loans upon maturity as described above, in March and April 2020, we received court rulings to require us to make an aggregate RMB 54.54 million (approximately $8.35 million) to the financial institutions. On March 13, 2021, the land and factory buildings above the land owned by Tiandihui were auctioned by the court for $5,098,461 (RMB33.14 million), among which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB based on the court order. The repayment has been completed as of the date of this filing. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered in bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings which has not been completed as of the date of this filing and are expected to be completed by the end of 2023.

Based on our current financial conditions, our cash balance and revenues generated from our business operations may not be currently sufficient and cannot be projected to cover our future operating expenses and meet our obligations as they become due for the next twelve months after the date that our financial statements are issued.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include attempting to improve our business profitability, generating sufficient cash flow from our operations to meet our operating needs on a timely basis, and obtaining additional working capital funds through debt and equity financings in order to meet our anticipated cash requirements. We also plan to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. Due to the effects discussed above, to the extent that we experience an adverse operating environment, incur unanticipated capital expenditures, or if we decide to accelerate our growth, then substantial additional financing may be required. Currently, we are working to improve our liquidity and capital sources primarily through financial support from our principal shareholder and the exploration of additional debt or equity financing possibilities. In order to fully implement our business plan and sustain continued growth, we may also need to raise capital from outside investors. On July 26, 2022, we completed a private placement of securities, and entered into a securities purchase agreement with eight accredited investors pursuant to which we sold to the investors an aggregate 4,000,000 of our common shares, at a price of $1.50 per share and warrants at a price of $0.01 per warrant to purchase up to an aggregate 4,000,000 of our common shares, for gross proceeds of $6,040,000. Our expectation, therefore, is that we will seek to access the capital markets in both the U.S. and China to obtain additional funds as needed. At the present time, however, we do not have commitments of funds from any third party. No assurance can be given that additional financing, if required, would be available on favorable terms or at all. If we do not secure capital needed for our operations, we may have to temporarily suspend or to terminate our operations.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the date of this filing.

During the year ended December 31, 2022, our cash used in operating activities was $2,072,715, cash used in investing activities was $1,332,827, cash provided by financing activities was $6,055,480, and had the positive effect of prevailing exchange rates on our cash of $985,263. During the year ended December 31, 2021, our cash used in operating activities was $3,299,563, cash used in investing activities was $1,642,776, cash provided by financing activities was $17,952,057, and had the negative effect of prevailing exchange rates on our cash of $247,807. During the year ended December 31, 2020, our cash used in operating activities was $2,156,774, cash provided by investing activities was $3,355,189, cash used in financing activities was $1,060,839, and had the positive effect of prevailing exchange rates on our cash of $106,910.

Net cash used in operating activities for the year ended December 31, 2022 totaled $2,072,715 (including cash flows of $ 1,977,789 used in operating activities from our continuing operations and cash flows of $94,926 used in operating activities from discontinued operations). The activities were mainly comprised of a net income of $803,700, depreciation and amortization of $17,114, fair value change of short-term investments $4,161,093, inventory write-down of $11,532, a increase in prepayment and other current net assets of $1,017,261, an increase in other current liabilities of $1,054,749, and a decrease in accounts payable of $305,382.

Net cash used in operating activities for the year ended December 31, 2021 totaled $3,299,563 (including cash flows of $8,154,363 used in operating activities from our continuing operations and cash flows of $4,854,800 provided by operating activities from discontinued operations). The activities were mainly comprised of a net loss of $6,120,308, depreciation and amortization of $466,720, fair value change of short-term investments $495,265, bad debt provision $2,168 a decrease in net accounts receivable of $127,057, a decrease in Operating lease liabilities of $4,830,456, an increase in prepayment and other current net asset $793,726, an increase in other current liabilities of $793,726, and an increase in account payable of $64,427.

Net cash used in operating activities for the year ended December 31, 2020 totaled $2,156,774 (including cash flows of $755,118 used in operating activities from our continuing operations and cash flows of $1,401,656 used in operating activities from discontinued operations). The activities were mainly comprised of a net loss of $874,668, depreciation and amortization of $72,344, fair value change of short-term investments $2,120,241, an increase in interest payable $60,733, an increase in net accounts receivable of $654,246, a decrease in net inventory of $304,953, an increase in prepayment and other current net asset $57,561, a decrease in other current liabilities of $1,017,864, and a decrease in account payable of $68,095.

Net cash used in investing activities for the year ended December 31, 2022 totaled $1,332,827 from our continuing operations, primarily include purchase of short-term investments of $45,418,240 and proceeds from sale of short-term investments of $41,150,967. There was no cash used in our discontinued operations during the year ended December 31, 2022.

Net cash used in investing activities for the year ended December 31, 2021 totaled $1,642,776 from our continuing operations, primarily include cash obtained from business acquisition of $171,827, payment for a business acquisition of $1,020,000, purchases of short-term investments of $4,372,809 and proceeds from sale of short-term investments of $3,578,206. There was no cash used in our discontinued operations during the year ended December 31, 2022.

Net cash provided by investing activities for the year ended December 31, 2020 totaled $3,355,189 (including cash flows of $3,172,293 provided by operating activities from continuing operations and cash flows of $182,896 from discontinued operations), primarily include purchase of short-term investments of $38,743,908, proceeds from sale of short-term investments of $42,146,183, and payments to acquire property, plant and equipment of $47,086.

For the year ended December 31, 2022, net cash provided by financing activities from continuing operations was $6,055,480, which is from the proceeds from issuance of common shares of $6,017,781.

For the year ended December 31, 2021, net cash provided by financing activities was $17,952,057 (including cash flows of $21,556,174 provided by financing activities from continuing operations and cash flows of $3,604,117 used in discontinued operations), primarily include Proceeds from issuance of common shares of $20,222,188, Repayments of short term loans of $1,458,040, and Repayments of short term loans - related parties of $22,302.

For the year ended December 31, 2020, net cash used in financing activities was $1,060,839 (including cash flows of $1,365,936 used in financing activities from continuing operations and cash flows of $305,097 provided by discontinued operations), primarily include proceeds from borrowing of short-term loans of $107,829, borrowing of short-term loan-related parties of $49,350, and repayment of short term loan of $999,448.

Loan facilities

Before the discontinued operations of Tiandihui, from 2018, 2019 and 2020, we secured the following revolving lines of credit:

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

On March 25, 2017, we obtained a line of credit of approximately $290,361 (RMB 2,000,000) from China Postal Savings Bank – Qingdao Weihai Road Sub Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. Under the term of the loan documentation, the loan term commenced on the date the borrowed capital was transferred to the borrower and continued until the all principal and accrued interest thereon are repaid in full. On March 29, 2017, we drew down the full amount of this loan. The loan maturity date is March 28, 2018, bearing interest at approximately 140% of the prevailing PRC prime rate. On March 16, 2018, this loan was repaid in full and the line of credit is recovered. On March 21, 2018, we drew down the full amount of this loan. The loan maturity date is March 19, 2019 with annual interest rate of 6.96%. We made partial repayment of this loan during the year ended December 31, 2018 and the outstanding balance on this loan was approximately $147,000 (RMB 1,008,675) as of December 31, 2018. In 2019 we repaid the rest of the loan in full.

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

On April 29, 2019, we entered a line of credit of approximately $845,732 (RMB 5,900,000) from China Postal Savings Bank - Qingdao Branch. The borrowing under the line of credit was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The term of this loan is one-year; the loan maturity date is 17, 2020, with this loan bearing interest rate of 5.0025% at approximately 150% of the prevailing PRC prime rate. In 2020 we didn’t repay the loan when it became due. The outstanding balance of this loan was approximately $903,975 (RMB 5,898,347) as of December 31, 2020

On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims and our defaulted loans payable are now subject to the bankruptcy proceedings.

Compared to $5,440,350 short-term loans outstanding as of December 31, 2021, we had $4,980,334 short-term loans outstanding as of December 31, 2022. In connection with the discontinued operations of Tiandihui, which is now under bankruptcy proceedings, the short-term loans have been reclassified and included in “liabilities held for sales” as reflected in the consolidated balance sheets.

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

Regulatory Restrictions on Capital Injections

We used proceeds from our initial public offering and subsequent offerings to fund our business. Accordingly, the following regulations have to be followed, regarding capital injections to foreign-invested enterprises.

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

Capital Resources

As of December 31, 2022 and 2021

The following table provides certain selected balance sheets comparisons between years ended December 31, 2022 and 2021:

	December 31,
	2022	2021	Fluctuation	%
ASSETS
Cash and cash equivalents	$21,857,125	$18,025,966	3,831,159	21
Short-term investments	9,922,366	4,428,446	5,493,920	124
Accounts receivable, net	29,318	36,835	(7,517)	-20
Advanced to suppliers, net	2,789	10,986	(8,197)	-75
Inventories, net	987	51,423	(50,436)	-98
Prepayment and other current assets, net	127,834	1,158,867	(1,031,033)	-89
Current Assets held for sale associated with discontinued operation of Tiandihui	1,844,335	7,355,317	(5,513,982)	-75
Total current assets	33,781,754	31,067,840	2,713,914	9
Property, plant and equipment, net	698,044	781,670	(83,626)	-11
Land use rights, net	481,840	535,632	(53,792)	-10
Operating lease right-of-use assets	783,658	4,604,365	(3,820,707)	-83
Non current assets held for sale associated with discontinued operation of Tiandihui	768,101	879,253	(111,152)	-13
Total non-current assets	2,731,643	6,800,920	(4,069,277)	-60
Total assets	$36,513,397	$37,868,760	(1,355,363)	-4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$491,850	$506,881	(15,031)	-3
Account payable - related parties	1,033	-	1,033	100
Advances from customers	11,024	16,959	(5,935)	-35
Bank overdrafts	74,425	79,851	(5,426)	-7
Short term loans - related parties	266,451	285,878	(19,427)	-7
Taxes payable	11,923	24,077	(12,154)	-50
Due to related parties	55,747	36,410	19,337	53
Operating lease liabilities, current	212,814	268,403	(55,589)	-21
Other current liabilities	1,212,420	533,668	678,752	127
Current Liabilities held for sale associated with discontinued operation of Tiandihui	12,337,657	17,898,674	(5,561,017)	-31
Total current liabilities	14,675,344	19,650,801	(4,975,457)	-25
Operating lease liabilities - related party, non-current	683,113	4,846,760	(4,163,647)	-86
non-current Liabilities held for sale associated with discontinued operation of Tiandihui	1,037	1,132	(95)	-8
Total liabilities	15,359,494	24,498,693	(9,139,199)	-37

We maintain cash and cash equivalents in mainland China, Hong Kong, New Zealand and U.S. on December 31, 2022 and 2021.

	December 31,
Country	2022	2021
China (Mainland)	$1,777,357	$26,367
China (Hong Kong)	80,021	14,099,208
Hong Kong (through a broker account)	189,056	157,974
New Zealand (through a broker account)	16,246,621	1,232,822
U.S.	3,564,070	2,509,595
Total	$21,857,125	$18,025,966

The majority of our cash balances at December 31, 2022 and 2021 are in form of USD and held in a broker accounts in New Zealand and Hong Kong and bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents and restricted cash

As of December 31, 2022, cash and cash equivalents were $21,857,125, compared to $18,025,966 at December 31, 2021. The components of this increase of $3,831,159 reflected below.

	2022	2021
Net cash used in operating activities	$(2,072,715)	$(3,299,563)
Net cash provided by investing activities	(1,332,827)	(1,642,776)
Net cash provided by (used in) financing activities	6,055,480	17,952,057
Exchange rate effect on cash and restricted cash	985,263	(247,807)
Net cash inflow	$3,635,201	$12,766,911

We had current restricted cash of $1,289,051 and $1,485,009 as of December 31, 2022 and 2021, respectively, among which, $1,289,051 and $1,485,009 has been frozen by the court as a result of our current pending legal proceedings as disclosed above, respectively. Due to the pending legal proceedings, certain of our bank deposit under Tiandihui has been temporarily frozen by the court. In connection with the discontinued operations of Tiandihui, such restricted cash was reclassified and included in “current assets held for sales associated with discontinued operation of Tiandihui” on the consolidated balance sheets.

Short-term investments

During the years ended December 31, 2022 and 2021, the Company acquired equity securities of certain publicly listed companies through various open market transactions. The Company’s investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with changes in fair value recognized in earnings. Changes in fair value, including realized gain of approximately $4.19 million and unrealized gain of approximately $0.03 million for the year ended December 31, 2022. Changes in fair value, including realized gain of approximately $0.07 million and unrealized gain of approximately $0.5 million for the year ended December 31, 2021, which were included in “investment income” in the accompanying consolidated statements of operations and comprehensive loss.

Accounts receivable

Accounts receivable, net as of December 31, 2022 was $29,318, an decrease of $7,517 compared to $36,835 as of December 31, 2021. $29,421 and $19,221 allowance for credit losses was recorded for the years ended December 31, 2022 and 2021, respectively.

Inventories

As of December 31, 2022, our inventory balance was $987, a decrease of $50,436, or 98% compared to $51,423 as of December 31, 2021. The decrease was due to our petfood manufacturing activities were suspended in 2022 because our remaining petfood production facility was frozen by the court and became subject to a bankruptcy proceeding.

Due to related parties

As of December 31, 2022, the balances of due to related parties were $55,747, an increase of $19,337 compared to $36,410 on December 31, 2021. The balance of due to related parties represented expenses incurred by related parties in the ordinary course of business, expense paid by related parties on behalf of the Company as well as the loans the Company obtained from related parties for working capital purpose. The loans owed to the related parties are interest free, unsecured and repayable on demand.

Property, plant and equipment, net

Property, plant and equipment, net as of December 31, 2022 were $698,044, an decrease of $83,626 compared to $781,670, as of December 31, 2021. The decrease in balance of property, plant and equipment was because certain amount associated with the bankruptcy proceedings of Tiandihui, has been reclassified and included in “non-current assets held for sale associated with discontinued operations of Tiandihui” as reflected in the consolidated balance sheets. Depreciation expense for the years ended December 31, 2022 and 2021 was $62,547 and $31,095, respectively.

Land use rights, net

Land use rights, net as of December 31, 2022 were $481,840, an decrease of $53,792 compared to $535,632 as of December 31, 2021. During the years ended December 31, 2022 and 2021, amortization expense amounted to $53,975 and $433, respectively.

Accounts payable

Accounts payable represents our commercial credit offered to the suppliers and notes payable was the bank acceptance notes to suppliers.

Accounts payable decreased by $15,031, to $491,850 as of December 31, 2022, from $506,881 as of December 31, 2021 due to our severe shortage of sales orders in 2022, we have reduced material purchases and inventory.

Taxes payable

Taxes payable represents the accrued enterprise income tax at the year end.

Balance of taxes payable as of December 31, 2022 was $11,923 representing an decrease of $12,154, or 50%, compared with balance of $24,077 as of December 31, 2021.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

As of December 31, 2022, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) Debt Obligations	$4,980,334	$4,980,334	$-	$-	$-
(2) Lease Obligations	$895,927	240,000	480,000	175,927	-

Total	$5,876,261	$5,220,334	$480,000	$175,927	$-

(1)

As of December 31, 2020, The Company was in default on substantially all of the outstanding loans. On March 13, 2021, the land and factory buildings on the land owned by Tiandihui were auctioned by the court for $5,098,461 (RMB33.14 million), of which, $3,192,827 (RMB21.14 million) has been used to repay loan principal and accrued interest to CCB, which was repaid by April 2021. As of December 31, 2022, the Company had defaulted short-term loans payable of $4,980,334. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

(2)	The Company has signed two lease agreements for office premises and restaurant premises. The remaining lease term of the Company’s leases ranges from approximately 1 to 4 years.

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

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded impairment loss on long-lived assets other than goodwill of $6,833, $217,257 and $0 and for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. The Company recorded impairment of goodwill of $0, $355,570, and $0 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period. The Company does not have finance lease arrangements as of December 31, 2022 and 2021.

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

Revenue Recognition

Revenue is measured according to ASC Topic 606, Revenue from Contracts with Customers. The Company currently generated revenue from two sources: sales of petfood products and revenue from restaurant business operation.

Revenue for sale of products is derived from contracts with customers, which primarily include the sale of petfood products. The Company recognizes revenue upon transfer of control of promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.

The Company started to generate revenue from restaurant business operation when the Company acquired Far Ling’s Inc. and Bo Ling’s Chinese Restaurant, Inc. in late 2021. Revenue from providing dining services and sales of meals is recognized at point when services are rendered. The Company recognizes revenues in the form of restaurant sales at the time of the sale when payment is made by the customer, as the Company has completed its performance obligation, namely the provision of food and beverage, and the accompanying customer service, during the customer’s visit to the restaurant.

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

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2022 and 2021, the Company recorded contract liabilities of $11,024 and $16,959, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2022, 2021 and 2020, the Company recognized $6,970, $163,074 and $56,983 of contract liabilities as revenue, respectively.

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

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2022	6.9646	6.7261
Year ended December 31, 2021	6.3757	6.4515

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2022	0.9383	0.9485
Year ended December 31, 2021	0.8831	0.8448

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

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 3.7% in 2022, 1.1% in 2021, and 2.6% in 2020.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of April 20, 2023:

Name	Age	Position
Dandan Liu	35	Chief Executive Officer, Class A Director
Feng Zhang	40	Chief Financial Officer, Class A Director
Caifen Zou(1) (2) (3)	58	Class B Director, independent
Qiu Li (1) (2) (3)	62	Class B Director, independent
Owens Meng (1) (2) (3)	45	Class C Director, independent

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

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

A director is not required to hold shares as a qualification to office.

B.	Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2022 and 2021 to our principal executive officers.

Name and principal position	Year	Salary ($)	Bonus ($)	Total Paid ($)
Dandan Liu	2022	85,000	35,000	120,000
CEO and director	2021	60,000	-	60,000

Feng Zhang	2022	45,000	-	45,000
CFO	2021	45,000	-	45,000

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Director Compensation

Directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We paid $10,000 compensation to each of our directors during each of the years ended December 31, 2022 and 2021.

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

Retirement Benefits

As of December 31, 2022, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Employment agreement with Dandan Liu, CEO

On August 1, 2022, TDH Holdings, Inc. renewed employment agreement with Dandan Liu to serve in the role of Chief Executive Officer for the initial period of 3 years (commencing as of August 1, 2022 and terminating on July 31, 2025), which term may be automatically renewed for another 3 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Ms. Liu’s annual salary is USD 120,000 payable in 12 equal monthly installments until July 31, 2025. Ms. Liu may be eligible to receive an annual bonus in the amount of 10% of the growth in book value as of the last fiscal year end, subject to review of corporate performance goals set forth by the Compensation Committee. The Compensation Committee will have the sole discretion whether Ms. Liu is entitled to the bonus and the amount of the payment, if any. The employment agreement may be terminated by either party upon 60 days advance notice to the other party. The Company will reimburse Ms. Liu for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of her duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

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

	2020	2021	2022
Number of Employees	54	42	51

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of April 18, 2023 certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 10,323,268 shares issued and outstanding as of the record date. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qingdao Tiandihui Foodstuffs Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, PRC.

Name of Beneficial Owner	Shares Owned	Percentage
Dandan Liu	1,354,697	13.1%
Feng Zhang	—	—
Caifen Zou(1)	—	—
Qiu Li(1)	—	—
Owens Meng(1)	—	—

Directors & executive officers as a group (5 persons)	1,354,697	13.1%

Xiumei Lan	620,000	6.0%
Liping Gao	640,000	6.2%
Yanli Xu	580,000	5.6%
5% or Greater Shareholders as a group (2 persons)	1,840,000	17.8%

(1)	Independent director.

B.	Related Party Transactions

The related parties had transactions for the years ended December 31, 2022, 2021 and 2020 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2021
Dandan Liu	Chairman of the Board, Shareholder, Chief Executive Officer (“CEO”)

Rongfeng Cui	Former Chairman of the Board and Former CEO. Rongfeng Cui ceased to be the CEO of the Company effective August 2, 2019.

Rongbing Cui	Former Chief Financial Officer (“CFO”), Rongfeng Cui’s brother

Feng Zhang	Chief Financial Officer (“CFO”)

Yanjuan Wang	Rongfeng Cui’s wife

Yan Fu	Former Sales Vice President

Yuxiang Qi	Dandan Liu’s mother

Tide (Shanghai) Industrial Co. Ltd. (“Tide”)	Owned by Rongfeng Cui and Yanjuan Wang

Name of Related Party	Nature of Relationship at December 31, 2021
Qingdao Like Pet Supplies Co., Ltd. (“Like”)	Rongfeng Cui served as CEO, and Shuhua Cui, sister of Rongfeng Cui, served as the legal person. On May 26, 2016, both Rongfeng Cui and Shuhua Cui resigned from their positions, but still have significant influence on Like.

Qingdao Saike Environmental Technology Co., Ltd. (“Saike”)	Owned by Rongfeng Cui and Yanjuan Wang

Huangdao Ding Ge Zhuang Kangkang Family Farm (“Kangkang Family Farm”)	Controlled by Rongfeng Cui’s father

TDH Group BVBA	A Belgium company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018

TDH JAPAN	A Japanese company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018. Dissolved in February 2021.

Qingdao Yinhe Jiutian Information Technology Co., Ltd. (“Yinhe Jiutian”)	Solely owned by Rongbing Cui

Huangdao Hanyinhe Software Development Center Co., Ltd. (“Hanyinhe”)	Solely owned by Xiaomei Wang

Zhenyu Trading (Qingdao) Co., Ltd. (“Zhenyu”)	Noncontrolling shareholder of Yichong prior to September 27, 2019; Sole shareholder of Yichong after September 27, 2019

Beijing Quanmin Chongai Information Technology Co., Ltd. (“Quanmin Chongai”)	Rongbing Cui serves as supervisor of Quanmin Chongai

LAI LINGS LENEXA	Raymond Ng is the son of Richard Ng
Products Inc.	Owned by Richard Ng
Bo Lings at Zona Rosa in the Northland	Owned by Richard Ng
Richard Ng	Richard owns 49% control of Far Ling’s Inc.

Due to related parties from continuing operations

Due to related parties consisted of the following:

	December 31,	December 31,
	2022	2021
Rongfeng Cui	33,624	32,401
Feng Zhang	22,123	1,568
Products Inc.	-	2,441
Total	$55,747	$36,410

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short term loans from related parties

	December 31,	December 31,
	2022	2021
Rongfeng Cui	$266,451	$285,878
Total	$266,451	$285,878

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

Modification of Loans from related party

In January 2018, the Company entered into a loan agreement with Dandan Liu. In May 2018, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019. As of December 31, 2022, the loan had $69,566 of interest outstanding.

In June 2018, the Company entered into a loan agreement with Yuxiang Qi. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019. Beginning in 2019 the Company was in default of this loan, and was subject to 24% annual interest rate.

The Company analyzed the amendments under ASC 470-50 and concluded that these amendments did not qualify for debt modification.

The interest expenses for loans from related parties amounted to $0, $29,581 and $43,835 for the years ended December 31, 2022, 2021 and 2020, respectively.

Accounts payable to related parties

	December 31,	December 31,
	2022	2021
Richard Ng	$1,033	$-
Total	$1,033	$-

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

Except as set forth below, we are not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

●

Legal claims by vendors and lenders. During the months of November 2019 to April 2021, the Company has been a subject of 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with interest and costs. As of the date of this Annual Report, the creditors of 44 cases have reached civil conciliation letters with our company, and the court has issued civil judgments in 9 cases, another four withdrew their cases for reasons including lack of evidence. The mediation and judgment is estimated approximately RMB13.86 million (USD2.12 million). On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were auctioned by the court for $5,098,461 (RMB33.14 million). On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings.

As of December 31, 2022 and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

●	On December 2, 2019, QLRE filed a civil lawsuit against Tiandihui, Rongfeng Cui, and Yanjuan Wang. The Company entered into a loan agreement with QLRE in 2018 and borrowed RMB20 million (USD3.18 million) from QLRE in connection with the purchase of a factory. The loan was guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The Company failed to make repayment to QLRE on time. On March 4, 2020, the Court has ruled that: (i) the Company repay QLRE with loan principal of RMB 20 million plus interest of RMB 550,000 accrued as of October 31, 2019; The payment was to be made within 10 business days after the court ruling takes effect (ii) assume and pay the interest at the rate of 2% per month for the period from the date of November 1, 2019 to the date of full discharge of the debt. If the debt was not paid within the required timeframe, interest doubled from the date the court order takes effect until the date of full discharge of the debt; (iii) Rongfeng Cui and Yanjuan Wang, as guarantors, bore joint and several responsibilities for clearing the debts and (iv) The Company and Rongfeng Cui jointly bore the litigation fee of RMB77,000 (USD$11,933). As of December 31, 2021, we had not satisfied the repayment to QLRE. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022 and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

●	On January 15, 2020 CCB instituted a civil claim against Tiandihui, Rongfeng Cui, and Yanjuan Wang. The plaintiff alleged that it executed a loan agreement with the Company in the amount of RMB19.93 million (USD3.08 million) for the purchase of manufacturing facility and the associated land use right located at Lingang Economic Development Zone, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The loan with CCB was guaranteed by Rongfeng Cui and Yanjuan Wang, pledged by the aforementioned manufacturing facilities and associated land use right. On April 14, 2020, the Court ruled that i) the Company repay RMB19.93 million (USD3.25 million) of principal and accrued interest to CCB, ii) to execute the sale of the mortgaged property and iii) Rongfeng Cui and Yanjuan Wang bear joint and several security liability for the payment. On March 13, 2021, the land and factory buildings above the land owned by Tiandihui were auctioned by the court for $5,098,461 (RMB33.14 million), among which, $3,192,827 (RMB21.14 million) was used to repay loan principal and accrued interest to CCB based on the court order. The repayment was completed as of the date of this filing.

On November 11, 2019 SPDB filed a civil lawsuit against Tiandihui, Saike, Gaochuang, Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB to borrow an aggregate of RMB 4.85 million (USD 0.75 million) from SPDB for working capital purpose. The borrowing from SPDB was guaranteed by Rongfeng Cui and Yanjuan Wang, pledged by land use right and real property of Saike and a real property of Rongfeng Cui and Yanjuan Wang. The Company failed to make repayment to SPDB on time. On October 24, 2020, the court ruled that, (i) the Company repay SPDB with bank acceptance draft principals and interest at the annual interest rate of 18.25%. The payment be made within 10 business days after the court ruling takes effect. If the debt was not paid within the required timeframe, interest doubled from the date the court order took effect until the date of full discharge of the debt (ii) the Company bear the litigation fees of RMB156,880 (USD 24,312), (iii) Rongfeng Cui and Yanjuan Wang, as guarantors, bear joint and several responsibilities for clearing the debts and (iv) if the court decides to auction the pledged land use right and real properties, SPDB shall have the priority right of the repayment from the auction proceeds. As of December 31, 2021, we had not satisfied the repayment to SPDB. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022 and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

●	On December 10, 2019, Gaochuang, initiated a civil claim against, Saike, Rongfeng Cui, and Yanjuan Wang. In 2018, the Company entered into agreements with SPDB for bank acceptance draft and Gaochuang executed the guarantee of SPDB bank acceptance deposit on behalf of the Company in the amount of RMB1.2 million (USD0.19 million). The Company failed to repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang upon the bank acceptance draft maturity date. The deposit made by Gaochuang was guaranteed by certain of the Company’s fixed assets and patents. Saike, Rongfeng Cui and Yanjuan Wang are also subject to joint and several responsibilities. On December 29, 2020, the court ruled that, (i) the Company repay the RMB 1.2 million ($0.19 million) deposit to Gaochuang and the interest at the annual interest rate of 4.15%. The payment was to be made within 10 business days after the court ruling takes effect. If the debt was not paid within the required timeframe, interest doubled from the date the court order takes effect until the date of full discharge of the debt (ii) the Company bear the litigation fees of RMB 83,127(USD 12,882) and (iii) if the court decides to auction the pledged fixed assets and patent, Gaochuang shall have the priority right of the repayment from the auction proceeds. As of December 31, 2021, we had not satisfied the repayment to Gaochuang. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022 and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

●	On May 6, 2020, the Postal Savings Bank of China Limited Weihai Road Sub-branch of Qingdao North District (hereinafter referred to as Postal Savings) filed a civil lawsuit against Tiandihui, Rongfeng Cui and Yanjuan Wang. The Company entered into two loan agreements with Postal Savings in 2018 and 2019, respectively, and borrowed RMB 9.9 million ($1.53 million) in aggregate. The loans were guaranteed by Rongfeng Cui and Yanjuan Wang, pledged by a real property of the Company and a real property of Rongfeng Cui. The Company failed to make repayment to Postal Savings on time. In June 2020, the court ruled that, i) the Company to repay Postal Savings with principals and interest of the loan, ii) the Company bear the litigation fees incurred by Postal Savings, iii) if the court decides to auction the pledged real properties, Postal Savings shall have the priority right of the repayment from the auction proceeds and iv) Rongfeng Cui and Yanjuan Wang, as guarantors, bear joint and several responsibilities for clearing the debts. As of December 31, 2021, we had satisfied the repayment to Postal Savings. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022 and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

●	Labor arbitration claims by former employees. The Company estimates that its headcount will reduce to around 51 full-time employees through the end of this adjustment period. As a result of the layoffs, certain of the Company’s former employees commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages, severance payments and/or social security obligations totaling RMB3.68 million (USD0.56 million). As of the reporting date, there were 98 labor arbitrations, of which 6 reached a settlement at the first instance stage, and 92 decisions of the second instance have taken effect. The Company accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019. Upon ruling of these cases, the Company further accrued approximately $0.1 million wage and/or severance payables in other current liabilities on the consolidated balance sheet as of December 31, 2020 and recognized losses of approximately $0.1 million for the year ended December 31, 2020. On March 13, 2021, the land and factory buildings above the land owned by Tiandihui were actioned by the court for $5,098,461 (RMB 33.14 million). In 2021, we have paid RMB 3.73 million to substantially settle the labor arbitration cases with our former employees and we only have RMB 0.5 million ($0.08 million) remaining severance payables to them as of December 31, 2021. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022 and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

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

We completed our initial public offering on September 21, 2017. Our Common Shares trade under the trading symbol “PETZ” on the NASDAQ Capital Market. As of April 24, 2023, there were approximately 14 holders of record of our Common Shares. This excludes our Common Shares owned by shareholders holding Common Shares under nominee security position listings. On April 24, 2023 the last sales price of our Common Shares as reported on the NASDAQ Capital Market was $1.04 per common share.

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

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, last amended in February 2017 and became effective as of January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (the “Certifying Measures”), which retroactively became effective on January 1, 2008 and was amended on January 29, 2016. Under the EIT Law and the Certifying Measures, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Tiandihui was granted the high and new technology enterprise (“HNTE”) qualification valid until the year end of December 2018. The Company was subject to 25% income tax rate in 2021 and 2022. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

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

PRC VAT

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2022. Our actual PFIC status for the current taxable years ending December 31, 2022 will not be determinable until after the close of such year and, accordingly, there is no guarantee that we will not be a PFIC for the current year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. In 2022, we had $211.45 million weighted average outstanding bank loans, with weighted average effective interest rate of 9.42%. In 2021, we had $2.69 million weighted average outstanding bank loans, with weighted average effective interest rate of 9.41%. In 2020, we had $5.11 million weighted average outstanding bank loans, with weighted average effective interest rate of 9.03%.

As of December 31, 2022, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been $21,145, lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables

As of December 31, 2021, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been $1,783, lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

Foreign Currency Risk

Our functional currency is the RMB, Euro and Yen, and our financial statements are presented in U.S. dollar. We mainly use RMB in domestic transaction, and the transaction settled with Euro and Yen are immaterial. The RMB depreciated against the U.S. dollar by 9.23% in 2022 and appreciated against the U.S. dollar by 2.7% in 2021. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

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

As of December 31, 2022, there has been approximately USD15.71 million default of indebtedness and there is no any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2022 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the Certifying Officers concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were not effective as of December 31, 2022.

The material weakness identified by our management include (i) a lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; and (ii) a lack of an effective review process which may lead to material audit adjustments to the financial statements.

In order to address the foregoing material weakness, we have put in place additional controls, including, among others, hiring and replacing certain management team members. Our CEO has established a new management team to deal with operation management challenges of the Company, and our CFO has been working on improving the Company’s financial and reporting functions. We also plan to hire more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Overall, the Company is working through and standardizing its business processes, instituting business procedures and adding controls and additional supervision, particularly, in the areas of control duties and data sharing and supervision so as to provide effective means of linking various functions and departments within the Company.

We intend to complete the remediation effort on or before the end of the 2023 fiscal year and will conduct periodic assessments of the state of the Company’s financial reporting measures and systems, as a whole.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on these evaluations, our management concluded that, due to the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2022.

Attestation report of the registered public accounting firm.

Not applicable.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by YCM CPA INC. for the periods indicated:

	December 31, 2022	December 31, 2021
Audit Fees	$160,000	$120,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$160,000	$120,000

The following table represents the approximate aggregate fees for services rendered by MaloneBailey, LLP for the periods indicated:

	December 31, 2022	December 31, 2021
Audit Fees	$-	$149,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$-	$149,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchases of our securities were made by us or our affiliates in 2022.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

2.1	Description of Registrant’s Securities.
3.1	Memorandum and Articles of Association. (1)
4.2	Form of Warrant from July 26, 2022 Private Placement. (2)
10.1	Employment Agreement between the Registrant and its CEO.
10.2	Employment Agreement between the Registrant and its CFO. (3)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics. (3)
21.1	List of Subsidiaries of the Registrant.
99.1	Charter of the Audit Committee. (3)
99.2	Charter of the Compensation Committee. (3)
99.3	Charter of the Nominating Committee. (3)
99.4	Press Release dated April 20, 2023.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on June 14, 2022 and hereby incorporated by reference.

(2)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on July 26, 2022 and hereby incorporated by reference.

(3)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F, fled on April 29, 2022 and hereby incorporated by reference.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDH Holdings, Inc.

April 25, 2023	By:	/s/ Dandan Liu
		Name:	Dandan Liu
		Title:	Chief Executive Officer (Principal Executive Officer)

TDH Holdings, Inc.

April 25, 2023	By:	/s/ Feng Zhang
		Name:	Feng Zhang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

TDH HOLDINGS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of TDH Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TDH Holdings, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company currently has income but has not completed its efforts to establish a stabilized source of revenue sufficient to cover its operating costs, and the Company has a negative cash flows from operations and historically relied on cash proceeds from issuance of loans and equity securities. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Property and Equipment, Net and Intangible Assets, Net - Impairment of Long-Lived Assets — Refer to Notes 2, and 7 to the financial statements

Critical Audit Matter Description

The Company performs an analysis of the carrying value of all long-lived assets, primarily property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable. The Company’s impairment analysis determines whether projected undiscounted future cash flows from operations are sufficient to recover the carrying value of these long-lived assets. Impairment may result when the carrying value of the long-lived assets exceeds the estimated undiscounted future cash flows over the estimated remaining reasonably certain lease term. Events that result in an impairment review typically include a significant decrease in the operating performance of the long-lived asset. Impairment charges recorded related to assets for the fiscal year ended December 31, 2022 were $6,833.

We identified long-lived asset impairment as a critical audit matter because the determination of the estimated future cash flows to assess the recoverability of long-lived assets requires significant management judgment, specifically forecasting future sales, gross profits and general expenses. Changes in these estimates could have a significant impact on whether long-lived assets should be further evaluated for impairment and could have a significant impact on the measurement of the resulting impairment charge. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the Company’s judgments used in these estimates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s judgments regarding the estimated future cash flows, specifically projection of future sales, gross margin and general expense growth assumptions included the following, among others:

(1)	We evaluated management’s ability to accurately estimate future cash flows by comparing actual results to management’s historical forecasts and internal communications regarding the Company’s business plan and strategy.

(2)	We evaluated the reasonableness of management’s estimated future cash flows by comparing the projections to historical operating results, performed independent analysis, and exercised professional judgment during our evaluation process.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

April 25, 2023

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,857,125	$18,025,966
Short-term investments	9,922,366	4,428,446
Accounts receivable, net	29,318	36,835
Advances to suppliers, net	2,789	10,986
Inventories, net	987	51,423
Prepayments and other current assets, net	127,834	1,158,867
Current assets held for sale associated with discontinued operation of Tiandihui	1,841,335	7,355,317
Total current assets	33,781,754	31,067,840
NON-CURRENT ASSETS
Property, plant and equipment, net	698,044	781,670
Intangible assets, net	481,840	535,632
Operating lease right-of-use assets	783,658	4,604,365
Non-current assets held for sale associated with discontinued operation of Tiandihui	768,101	879,253
Total non-current assets	2,731,643	6,800,920
Total assets	$36,513,397	$37,868,760

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$491,850	$506,881
Accounts payable - related parties	1,033	-
Advances from customers	11,024	16,959
Bank overdrafts	74,425	79,851
Short-term loans - related parties	266,451	285,878
Taxes payable	11,923	24,077
Due to related parties	55,747	36,410
Operating lease liabilities, current	212,814	268,403
Other current liabilities	1,212,420	533,668
Current liabilities held for sale associated with discontinued operation of Tiandihui	12,337,657	17,898,674
Total current liabilities	14,675,344	19,650,801
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	683,113	4,846,760
Non-current liabilities held for sale associated with discontinued operation of Tiandihui	1,037	1,132
Total liabilities	15,359,494	24,498,693
SHAREHOLDERS’ EQUITY :
Common shares ($0.02 par value; 50,000,000 shares authorized; 10,323,268 and 5,218,681 shares issued and outstanding at December 31, 2022, and 2021, respectively)*	206,465	104,374
Additional paid-in capital	48,089,439	42,151,658
Statutory reserves	160,014	160,014
Accumulated deficit	(28,165,927)	(28,969,627)
Accumulated other comprehensive income (loss)	428,249	(460,702)
Total TDH Holdings, Inc. shareholders’ equity	20,718,240	12,985,717
Non-controlling interest	435,663	384,350
Total shareholders’ equity	21,153,903	13,370,067
Total liabilities and shareholders’ equity	$36,513,397	$37,868,760

*	Retrospectively restated to reflect the one-for-twenty reverse split dated on June 14, 2022

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Years Ended December 31,
	2022	2021	2020
Net revenue	$3,098,733	$1,081,095	$622,801
Total revenue	3,098,733	1,081,095	622,801
Cost of revenue	2,046,200	769,967	449,694
Total cost of revenue	2,046,200	769,967	449,694
Gross profit	1,052,533	311,128	173,107
Operating expenses:
Selling expense	91,370	74,278	85,744
General and administrative expense	4,002,346	3,541,872	583,594
Impairment of long-lived assets other than goodwill	6,833	-	-
Impairment of goodwill	-	355,570	-
Total operating expenses	4,100,549	3,971,720	669,338
Loss from operations	(3,048,016)	(3,660,592)	(496,231)
Interest expense	43,081	(14,518)	32,448
Government subsidies	-	-	8,651
Other income	64,029	(28,667)	(14,381)
Other expense	(26,120)	(642,216)	(38,901)
Investment income, net	4,161,093	275,866	2,120,241
Total other income (expenses)	4,242,083	(409,535)	2,185,860
Income (loss) before income tax provision	1,194,067	(4,070,127)	1,689,629
Income tax provision	-	-	900
Net income (loss) from continuing operations	1,194,067	(4,070,127)	1,690,529
Net loss from discontinued operations of Tiandihui	(339,054)	(2,645,831)	(2,565,197)
Net income (loss)	855,013	(6,715,958)	(874,668)
Less: Net income (loss) attributable to non-controlling interest	51,313	(595,650)	-
Net income (loss) attributable to TDH Holdings, Inc.	$803,700	$(6,120,308)	$(874,668)
Comprehensive income (loss)
Net income (loss)	$803,700	$(6,120,308)	$(874,668)
Other comprehensive income (loss)
Foreign currency translation adjustment	888,951	(247,807)	(355,411)
Total comprehensive income (loss)	1,692,651	(6,368,115)	(1,230,079)
Less: Comprehensive income (loss) attributable to noncontrolling interest	-	-	-
Comprehensive income ( loss) attributable to TDH Holdings, Inc.	$1,692,651	$(6,368,115)	$(1,230,079)

Earnings (loss) per common share attributable to TDH Holdings, Inc.
Basic	$0.10	$(1.17)	$(0.38)
Diluted	$0.10	$(1.17)	$(0.38)
Weighted average common shares outstanding*
Basic	8,019,208	5,218,681	2,292,500
Diluted	8,019,208	5,218,681	2,292,500

*	Retrospectively restated to reflect the one-for-twenty reverse split dated on June 14, 2022

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Number of Shares*	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable		Statutory Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
Balance, December 31, 2019	2,292,500	$45,850	$21,963,678		$-	$160,014	$(21,974,651)	$142,516	$(8)	$337,399

Net loss	-	-	-		-	-	(874,668)	-	-	(874,668)
Foreign currency translation adjustment	-	-	-		-	-	-	(355,411)	-	(355,411)
Purchase of noncontrolling interest	-	-	(108)		-	-	-	-	8	(100)
Balance, December 31, 2020	2,292,500	$45,850	$21,963,570		$-	$160,014	$(22,849,319)	$(212,895)	$-	$(892,780)

Net Loss	-	-	-		-	-	(6,120,308)	-	(595,650)	(6,715,958)
Issuance of common stock	1,705,000	34,100	20,188,088		-	-	-	-	-	20,222,188
Warrants exercised for cashless	1,221,181	24,424	-		-	-	-	-	-	24,424
Foreign currency translation adjustment	-	-	-		-	-	-	(247,807)	-	(247,807)
Acquisition of non-controlling interest	-	-	-		-	-	-	-	980,000	980,000
Balance, December 31, 2021	5,218,681	$104,374	$42,151,658	$		$160,014	$(28,969,627)	$(460,702)	$384,350	$13,370,067

Net income	-	-	-		-	-	803,700	-	51,313	855,013
Issuance of common stock and warrants in private placements	4,000,000	80,000	5,937,781		-	-	-	-	-	6,017,781
Warrants exercised for cashless	1,104,587	22,091	-		-	-	-	-	-	22,091
Foreign currency translation adjustment	-	-	-		-	-	-	888,951	-	888,951
Balance, December 31, 2022	10,323,268	$206,465	$48,089,439		$-	$160,014	$(28,165,927)	$428,249	$435,663	$21,153,903

*	Retrospectively restated to reflect the one-for-twenty reverse split dated on June 14, 2022

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2022		2021		2020
Cash flows from operating activities
Net income (loss)		$803,700		$(6,120,308)		$(874,668)
Less: net loss from discontinued operations		(339,054)		(2,645,831)		(2,565,197)
Net income (loss) from continuing operations		1,142,754		(3,474,477)		1,690,529
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense		17,114		466,720		72,344
Fair value change of short-term investments		(4,161,093)		(495,265)		(2,120,241)
Impairment of goodwill		-		355,570		-
Impairment of long-lived assets other than goodwill		6,833		217,257		-
Inventory write-down		11,532		368,441		234,861
Allowance for doubtful accounts		7,210		2,168		593,142
Deferred income taxes		-		-		(1,106)
Loss (gain) on disposal of property, plant and equipment		153,983		(5,905,889)		(77,287)
Amortization of operating lease right-of-use assets		(408,198)		438,063		(18,118)
Non-cash lease expense		(205,295)		(4,786,099)		(116)
Gain on forgiveness of short-term loan		$-		$-		$(6,265)
Changes in operating assets and liabilities:		-		(277,310)		(32,132)
Accounts receivable, net		2,733		127,057		(654,246)
Inventories, net		38,904		(368,246)		(304,953)
Operating lease liabilities		(195,626)		4,830,456		(9,382)
Operating lease liabilities – related parties		-		278,472		(887)
Advances to suppliers, net		8,197		(3,653)		(21,701)
Prepayments and other current assets, net		1,017,261		(1,029,552)		(57,561)
Accounts payable		(305,382)		64,427		68,095
Accounts payable - related parties		(132,081)		132,192		-
Interest payable		(411,112)		(12,787)		(60,773)
Interest payable - related parties		-		88,778		(2,501)
Notes payable		-		-		969,254
Taxes payable		(17,103)		15,331		-
Advances from customers		-		-		1,790
Advances from customer - related party		(13,799)		19,125		-
Deferred income tax liability		-		1,132		-
Other current liabilities		1,054,749		793,726		(1,017,864)
Net cash provided by (used in) operating activities from continuing operations		(1,977,789)		(8,154,363)		(755,118)
Net cash provided by (used in) operating activities from discontinued operations		(94,926)		4,854,800		(1,401,656)
Net cash provided by (used in) operating activities		$(2,072,715)		$(3,299,563)		$(2,156,774)
Cash flows from investing activities		-		-		-
Payments to acquire property, plant and equipment		-		-		(47,086)
Cash obtained from business acquisition		-		171,827		-
Payment for business acquisition		-		(1,020,000)		-
Purchase of short-term investments		(42,483,794)		(4,372,809)		(38,743,908)
Proceeds from sale of short-term investments		41,150,967		3,578,206		42,146,183
Investment in equity		-		-		(182,896)
Net cash used in (provided by) investing activities from continuing operations		(1,332,827)		(1,642,776)		3,172,293
Net cash provided by investing activities from discontinued operations		-		-		182,896
Net cash (used in) provided by investing activities		(1,332,827)		(1,642,776)		3,355,189
Cash flows from financing activities
Proceeds from issuance of common shares		-		20,222,188		-
Purchase of noncontrolling interest		-		(100)		(100)
Collection of stock subscription receivable		6,017,781		-		-
Proceeds from related parties		22,410		4,085,071		(471,481)
Proceeds from short-term loans		-		-		107,829
Repayments of short-term loans		-		1,458,040		(999,448)
Proceeds from short-term loans - related parties		-		-		49,350
Repayments of short-term loans - related parties		-		22,302		(52,086)
Payment to related party		15,829		(4,231,327)		-
Net cash provided by (used in) financing activities from continuing operations		6,055,480		21,556,174		(1,365,936)
Net cash (used in) provided by financing activities from discontinued operations		-		(3,604,117)		305,097
Net cash provided by (used in) financing activities		$6,055,480		$17,952,057		$(1,060,839)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		985,263		(247,807)		106,910
Net change in cash, cash equivalents and restricted cash		3,635,201		12,761,911		244,486
Cash, cash equivalents and restricted cash, beginning of the year		19,510,975		6,749,064		6,504,578
Cash, cash equivalents and restricted cash, end of the year		$23,146,176		$19,510,975		$6,749,064
Less: cash and restricted cash of discontinued operations at the end of the period		1,289,051		1,485,009		186,964
Cash and restricted cash of continued operations at the end of the period		$21,857,125		$18,025,966		$6,562,100

Supplemental cash flow information
Interest paid		$-		$-		$38,362
Income taxes paid		$-		$-		$-

Non-cash investing and financing activities
Liabilities assumed in connection with purchase of property, plant and equipment		$-		$-		$14,592
Notes payable reclassified to short-term loans	$		$			$908,850
Short-term loans settled by transferring an equity investment to the creditor		$-		$-		$70,708
Cashless exercise of warrants		$22,091		$24,424	$
Right of use assets obtained in exchange for operating lease obligations		$-		$5,158,944		$-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents		$21,857,125		$18,025,966		$6,562,100
Restricted cash		$1,289,051		$1,485,009		$186,964
Total cash, cash equivalents, and restricted cash		$23,146,176		$19,510,975		$6,749,064

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

Tiandihui was founded in Qingdao City, Shandong Province, People’s Republic of China (“PRC”) on April 22, 2002 as a limited liability company. As of December 31, 2022, Tiandihui had one wholly owned subsidiary: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (“Chongai Jiujiu”), which was incorporated on March 3, 2011, in Beijing City, PRC. Tiandihui and its wholly owned subsidiary are engaged in the business of development, manufacturing and sales of high quality petfood products under our own formula patents. Our products are produced at Tiandihui facility and sold to the pet owners in PRC and to the retailers and wholesalers throughout worldwide. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, Tiandihui is now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023. As a result, the operation results of Tiandihui was presented as discontinued operations as of December 31, 2022 (see Note 4).

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

On June 9, 2021, Ruby21Noland LLC (“Ruby21Noland”) was incorporated in Missouri. Ruby21Noland is a wholly owned subsidiary of TDH Income.

On October 31, 2021, TDH Income acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. (see Note 3)

On January 22, 2022, Beijing Wenxin Co., Ltd. (“Beijing Wenxin”) was incorporated in Beijing City, PRC.

On March 27, 2023, Qingdao Chihong Information Consulting Co., Ltd. (“Qingdao Chihong”) was incorporated in Qingdao City, PRC.

TDH Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

In connection with the Company’s stock reverse split on June 14, 2022, the number of common stock associated with the warrants exercised prior to June 14, 2022 has been retrospectively restated at the ratio of one-for-twenty and reflected in the consolidated financial statements.

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

Discontinued operations

On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023. As a result, the operation results of Tiandihui was presented as discontinued operations as of December 31, 2022.

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statements of operations and comprehensive loss, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations (see Note 4)

Reclassifications

In connection with the discontinued operations of a business, certain prior-year amounts have been reclassified for consistency with the current-year presentation. These reclassifications had no effect on the reported results of operations. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2022 and 2021, while results of operations related to the discontinued operations, including comparatives, were reported as losses from discontinued operations. Certain prior-year balance sheet accounts have been reclassified to conform to the current-year presentation.

Going Concern

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. For the year ended December 31, 2022, our revenue from the restaurant business segment increased by approximately $2.5 million as compared to 2021 and we reported a net income of approximately $0.86 million and cash flows from operating activities of approximately $0.85 million in 2022. However, due to the sharp rise in market prices of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment upon maturity, we suspended our petfood production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the Covid pandemic, the increase in cost of raw materials required for petfood production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a decrease in our petfood revenue from $0.47 million in 2021 and to only $0.02 million in 2022. Additionally, our remaining petfood production facility was frozen by the court and became subject to a bankruptcy proceeding. We decided to discontinue our petfood manufacturing business segment in the first quarter 2023 due to the above operational challenges. As a result, it is uncertain our future revenue and cash flows will be sufficient to support our growth. In addition, although we received approximately $6 million net proceeds from the issuance of common shares to certain investors during fiscal year 2022, there can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or to generate positive cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date that our consolidated financial statements are issued.

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

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK, TDH Petfood LLC TDH Income Corporation, Ruby21Noland LLC, Far Ling’s Inc, Bo Ling’s Chinese Restaurant, Inc and TDH Foods Limited is United States dollar. The functional currency of Beijing Wenxin, Qingdao Chihong, Tiandihui, Tiandihui Pet Foodstuffs, Tiandihui Foodstuffs Sales and Chongai Jiujiu is Renminbi (“RMB”). The functional currency of TDH Group BVBA is Euro (“€”). The functional currency of TDH JAPAN is Yen (“¥”). For the subsidiaries whose functional currencies are RMB, Euro and Yen, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of operations.

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2022	6.9646	6.7261
Year ended December 31, 2021	6.3757	6.4515

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2022	0.9383	0.9485
Year ended December 31, 2021	0.8831	0.8448

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

Restricted Cash

Restricted cash mainly represents bank deposits judicially frozen by the court as a result of legal proceedings as of December 31, 2022 and 2021. Restricted cash amounted to $1,289,051 and $1,485,009 as of December 31, 2022 and 2021, respectively and was included in “current assets held for sales associated with discontinued operation of Tiandihui” (see Note 4).

Short-term Investments

Starting March 2020 and throughout the years ended December 31, 2020, 2021 and 2022, TDH Holdings invested in equity securities of certain publicly listed companies through various open market transactions. The investments in marketable securities are managed and operated by an asset management company. Pursuant to the asset management agreement, for the period from March 1, 2020 to December 31, 2022, the asset management company is entitled to 25% of total realized gain if certain condition is met. In addition, if the total accumulated realized gain as of December 31, 2022, 2021 and 2020 is in excess of 20% (“exceeding portion”), the asset management company is entitled to additional monetary reward in the amount of 70% of the exceeding portion of the total realized gain.

TDH Holdings’ investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings. Changes in fair value, including realized gain of approximately $4.19 million and unrealized loss of approximately $0.03 million for the year ended December 31, 2022. Changes in fair value, including realized gain of approximately $0.07 million and unrealized gain of approximately $0.5 million for the year ended December 31, 2021, which were included in “investment income” in the accompanying consolidated statements of operations and comprehensive loss.

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

Non-controlling interest

As of December 31, 2022 and 2021, non-controlling interest represents 49% of the equity interest in Far Ling’s Inc. owned by minority shareholder, which is not under the Company’s control.

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

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded impairment loss on long-lived assets other than goodwill of $6,833, $217,257 and $0 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. Given the Company’s net loss position, the Company recorded impairment of goodwill of $0, $335,570 and $0 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2022 and 2021 and indicates the fair value hierarchy of the valuation.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observation Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Publicly listed equity securities
As of December 31, 2022	$9,922,366	-	-	9,922,366
As of December 31, 2021	$4,428,446	-	-	4,428,446

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

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period. The Company does not have finance lease arrangements as of December 31, 2022 and 2021. See Note 15 for further discussion.

Earnings (Loss) per Share

Basic earnings (loss) per common share is computed by dividing net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the sum of the weighted average number of common shares outstanding and dilutive potential common shares during the period. Potentially dilutive common shares consist of common shares warrants using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive. There were no diluted shares for the years ended December 31, 2022, 2021 and 2020.

Revenue Recognition

Revenue is measured according to ASC Topic 606, Revenue from Contracts with Customers. The Company currently generated revenue from two sources: sales of petfood products and revenue from restaurant business operation.

Revenue for sale of products is derived from contracts with customers, which primarily include the sale of petfood products. The Company recognizes revenue upon transfer of control of promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.

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

The allowance for sales returns recorded by the Company was $0, $0 million and $0 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Company does not provide rebate, pricing protection or any other concessions to its customers.

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

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2022 and 2021, the Company recorded contract liabilities of $11,024 and $16,959, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2022, 2021 and 2020, the Company recognized $6,970, $163,074 and $56,983 of contract liabilities as revenue, respectively.

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

Shipping and handling expenses amounted to $1,828, $4,864 and $620 for the years ended December 31, 2022, 2021 and 2020, respectively.

Advertising costs amounted to $93,197, $22,019 and $144 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Comprehensive Income (Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Components of comprehensive income ( loss) include net income (loss) and foreign currency translation adjustment. As of December 31, 2022, 2021 and 2020, the only component of accumulated other comprehensive income (loss) was foreign currency translation adjustment.

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

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only two operating segments as of December 31, 2022 (see Note 14).

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

There was no impairment of Bo Ling’s intangible assets as of December 31, 2022, because there was no impairment indicator as the Company’s restaurant business was profitable during the year ended December 31, 2022. There was no impairment of Bo Ling’s intangible assets as of December 31, 2022, because there was no impairment indicator as the Company’s restaurant business was profitable during the year ended December 31, 2022.

The amounts of revenue and net income (loss) of Far Ling’s Inc. and Bo Ling’s Chinese Restaurant, Inc. as included in the Company’s consolidated statement of operations for the years ended December 31, 2022 and 2021 are as follows:

	For the year ended December 31, 2022	From acquisition date to December 31, 2021
Net Revenue	$3,074,007	$606,463

Net income (loss)	$104,720	$(1,215,613)

Note 4 – DISCONTINUED OPERATION

The Company’s subsidiary, Qingdao Tiandihui Foodstuffs Co., Ltd. (“Tiandihui”), is mainly engaged in the development, manufacture and sale of petfood in China and other regions. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. As a result, the operation results of Tiandihui was reported as discontinued operations as of December 31, 2022.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2022 and 2021, while results of operations related to the discontinued operations for the years ended December 31, 2022, 2021 and 2020, were reported as income (loss) from discontinued operations.

The results of discontinued operations for years ended December 31, 2022, 2021 and 2020 are as follows:

	For the Years Ended December 31,
	2022	2021	2020
Revenue	$159	$10,794	$192,424
Cost of revenues	(5,260)	(342,496)	(407,366)
Gross profit	(5,101)	(331,02)	(214,942)
Operating expenses	(140,073)	(621,760)	(1,491,473)
(Loss) income from discontinued operations	(145,174)	(953,462)	(1,706,415)
Other income (expense), net	(193,880)	(1,692,369)	(858,782)
(Loss) income before tax	(339,054)	(2,645,831)	(2,565,197)
Net (loss) income from discontinued operations	$(339,054)	$(2,645,831)	$(2,565,197)

Assets and liabilities of the discontinued operations as of December 31, 2022 and 2021 consisted of the following:

	December 31,	December 31,
	2022	2021

CURRENT ASSETS:
Restriced cash	$1,289,051	$14,85,009
Accounts receivable, net	2,513	235
Prepayments and other current assets, net	549,771	5,870,073
Total current assets held for sales	1,841,335	7,355,317
NON-CURRENT ASSETS
Property, plant and equipment, net	665,492	761,761
Land use rights, net	102,609	117,492
Total non-current assets held for sales	768,101	879,253
Total assets held for sales	$2,609,436	$8,234,570

CURRENT LIABILITIES:
Accounts payable	$2,714,811	$2,967,905
Advances from customers	85,136	93,000
Short term loans	4,980,335	5,440,350
Short-term loans - related parties	246,454	269,235
Taxes payable	13,897	58,541
Due to related parties	712,516	778,377
Other current liabilities	3,584,508	8,291,266

Total current liabilities held for sales	12,337,657	17,898,674

Non-current Liabilities held for sale	1,037	1,132
Total liabilities held for sales	$12,338,694	$17,899,806

Before the discontinued operations of Tiandihui, the Company had short-term bank loans of $4,986,206, $5,440,350, and $8,391,323 as of December 31, 2022, 2021 and 2020, respectively.

For the years ended December 31, 2020 and 2019, the Company entered into various loans agreements with various Chinese banks, other entities and individuals for an aggregated amount of $107,829 and $1,046,275, respectively, to facilitate its business operations. Interest rate for the loans outstanding during the years ended December 31, 2020 and 2019 ranged from 4.15% to 24% and from 2.46% to 25% per annum, respectively. Except using the proceeds received from the auction of the land and factory buildings on the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. to make the repayment of approximately $3.2 million to CCB as disclosed below, the Company did not enter into new loan agreements with financial institutions during the year ended December 31, 2022. As a result, the total outstanding short-term loan included in the current liabilities from discontinued operations at December 31, 2022 was approximately $4.99 million.

During the years ended December 31, 2019, the Company issued notes payable to Shanghai Pudong Development Bank (“SPDB”) to pay the holders according to the terms of the agreement. At the maturity, the Company did not make repayment to SPDB. In November 2019, SPDB filed litigation against the Company. In October 2020, the court has ruled that, among others, the Company should repay SPDB principal and interests in full within 10 days from the date of ruling. As of the date of this filing, the Company has not fulfilled the court order. During the year ended December 31, 2020, SPDB used the Company’s restricted cash deposited in this bank to settle against partial of outstanding balance of the notes. The Company did not make additional repayment to SPDB during the year ended December 31, 2022 and 2021. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd. Accordingly, the outstanding notes payable to SPDB is now subject to the bankruptcy proceedings (see Note 15). Therefore, the unpaid notes payable to SPDB were included in current liabilities from discontinued operations on the consolidated balance sheets as of December 31, 2022 and 2021.

As of December 31, 2022 and 2021, corporate or personal guarantees provided for those loans were as follows:

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

The Company’s repayments of substantially all its outstanding short-term loans were delinquent on or around November 2019, and the Company is involved in a number of lawsuits filed by various lenders. See further discussions in Note 15 and Note 18.

On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, the short-term bank loans borrowed by Tiandihui are now under bankruptcy proceedings, and have been reclassified and included in “liabilities held for sales” as reflected in the consolidated balance sheets.

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

The Company’s repayments of substantially all its outstanding short-term loans were delinquent on or around November 2019, and the Company is involved in a number of lawsuits filed by various lenders. See further discussions in Note 16.

On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, the short-term bank loans borrowed by Tiandihui are now under bankruptcy proceedings, and have been reclassified and included in “liabilities held for sales” as reflected in the consolidated balance sheets.

Note 5 – ACCOUNTS RECEIVABLE, NET AND ACCOUNTS RECEIVABLE-RELATED PARTIES, NET

Accounts receivable, net consisted of the following:

	December 31, 2022	December 31, 2021
Accounts receivable	$58,739	$56,056
Less: Allowance for credit losses	(29,421)	(19,221)
Accounts receivable, net	$29,318	$36,835

The changes in allowance for credit losses consisted of the following:

	For the Years Ended December 31,
	2022	2021	2020
Balance, beginning of the year	$19,221	$16,656	$612,249
Provision for credit losses	11,642	2,168	15,757
Write-off uncollectable accounts receivable	-	-	(612,249)
Translation adjustment	(1,442)	397	899
Balance, end of the year	$29,421	$19,221	$16,656

Note 6 – INVENTORIES

As of December 31, 2022 and 2021, inventories consisted of the following:

	December 31, 2022	December 31, 2021
Raw materials	$27,069	$39,884
Work in process		8,665
Finished goods	43,707	83,173
Total	70,776	131,722
Inventory write-down	(69,789)	(80,299)
Translation adjustments
Inventories, net	$987	$51,423

The Company recorded write-down of potentially obsolete or slow-moving inventories of $226, $216,325 and $42,241 for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 7 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2022 and 2021, property, plant and equipment consisted of the following:

	December 31,	December 31,
	2022	2021
Machinery equipment	$7,524	$57,094
Electronic equipment	17,784	19,724
Office equipment	6,088	151
Buildings	735,795	735,795
Total property, plant and equipment	767,190	812,765
Less: accumulated depreciation	(62,547)	(31,095)
Less: impairment loss	(6,599)	-
Translation adjustments	-	-
Property, plant and equipment, net	$698,044	$781,670

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $62,547, $31,095 and $363,098, respectively.

As of December 31, 2021 and 2020, certain property, plant and equipment with net book value of $55.25 and $6,174,867 were pledged as collateral under certain loan arrangements, respectively (also see Note 4). In connection with the discontinued operations of Tiandihui (see Note 4), such pledged assets were reclassified and included in the “non-current assets held for sales” as reflected in the consolidated balance sheets.

As of December 31, 2021 and 2020, certain buildings with net book value of $552,529 and $5,890,975 were judicially seized by the court. In connection with the discontinued operations of Tiandihui (see Note 4), such pledged assets were reclassified and included in the “non-current assets held for sales” as reflected in the consolidated balance sheets.

Note 8 – INTANGIBLE ASSETS

	December 31, 2021	December 31, 2020
Intangible assets- brand name	$535,815	$536,065
Accumulated amortization	(53,975)	(433)
Intangible assets, net	$481,840	$535,632

The intangible assets mainly include Bo Ling’s Chinese Restaurant, Inc.’s brand name to attract customers and bring in increased revenue to benefit the Company.

During the years ended December 31, 2022, 2021 and 2020, amortization expense amounted to $34,507, $28,253 and $28,217, respectively.

Estimated future amortization expense for land use rights is as follows:

Years ended December 31,	Amortization expense
2023	$53,561
2024	53,561
2025	53,561
2026	53,561
2027	53,561
Thereafter	214,035
$481,840

Note 9 – OTHER CURRENT LIABILITIES

Other current liabilities mainly consist of accrued liabilities, interest payable owed to third party and related party creditors, Wages payable and other payables. Accrued liabilities mainly include accrued employee welfares and benefits and rent expenses. Other payables primarily represent accrued fee of Borrowing from individuals and transportation costs as of December 31, 2022 and primarily represented accrued management fee paid to an asset management company in connection with the management of the Company’s short-term investments in marketable securities as of December 31, 2022.

	As of December 31,
	2022	2021
Other Payables	$1,212,420	$533,668
Total	$1,212,420	$533,668

Note 10 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2022, 2021 and 2020 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2022
Dandan Liu	Chairman of the Board, Shareholder, Chief Executive Officer (“CEO”)

Rongfeng Cui	Former Chairman of the Board and Former CEO. Rongfeng Cui ceased to be the CEO of the Company effective August 2, 2019.

Rongbing Cui	Former Chief Financial Officer (“CFO”), Rongfeng Cui’s brother

Feng Zhang	Chief Financial Officer (“CFO”)

Yanjuan Wang	Rongfeng Cui’s wife

Yan Fu	Former Sales Vice President

Yuxiang Qi	Dandan Liu’s mother

Tide (Shanghai) Industrial Co. Ltd. (“Tide”)	Owned by Rongfeng Cui and Yanjuan Wang

Qingdao Like Pet Supplies Co., Ltd. (“Like”)	Rongfeng Cui served as CEO, and Shuhua Cui, sister of Rongfeng Cui, served as the legal person. On May 26, 2016, both Rongfeng Cui and Shuhua Cui resigned from their positions, but still have significant influence on Like.

Qingdao Saike Environmental Technology Co., Ltd. (“Saike”)	Owned by Rongfeng Cui and Yanjuan Wang

Huangdao Ding Ge Zhuang Kangkang Family Farm (“Kangkang Family Farm”)	Controlled by Rongfeng Cui’s father

TDH Group BVBA	A Belgium company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018

TDH JAPAN	A Japanese company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018. Dissolved in February 2021.

Qingdao Yinhe Jiutian Information Technology Co., Ltd. (“Yinhe Jiutian”)	Solely owned by Rongbing Cui

Huangdao Hanyinhe Software Development Center Co., Ltd. (“Hanyinhe”)	Solely owned by Xiaomei Wang

Zhenyu Trading (Qingdao) Co., Ltd. (“Zhenyu”)	Noncontrolling shareholder of Yichong prior to September 27, 2019; Sole shareholder of Yichong after September 27, 2019

Beijing Quanmin Chongai Information Technology Co., Ltd. (“Quanmin Chongai”)	Rongbing Cui serves as supervisor of Quanmin Chongai

LAI LINGS LENEXA	Raymond Ng is the son of Richard Ng
Products Inc.	Owned by Richard Ng
Bo Lings at Zona Rosa in the Northland	Owned by Richard Ng
Richard Ng	Richard owns 49% control of Far Ling’s Inc.

Due to related parties from continuing operations

Due to related parties consisted of the following:

	December 31,	December 31,
	2022	2021
Rongfeng Cui	33,624	32,401
Feng Zhang	22,123	1,568
Products Inc.	-	2,441
Total	$55,747	$36,410

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short-term loans from related parties

	December 31,	December 31,
	2022	2021
Rongfeng Cui	$266,451	$285,878
Total	$266,451	$285,878

In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long-term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 is due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the years ended December 31, 2022, 2021 and 2020, such default may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short-term loans – related parties as of December 31, 2022 and 2021. The Company is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time.

The Company borrowed unsecured short term loans from related parties in the amount of $0, $0 and $49,350 during the years ended December 31, 2022, 2021 and 2020, respectively. Interest rate for the loans outstanding during the year ended December 31, 2021 ranged from 0% to 25% per annum. The Company made repayment in the amount of $0 and $0 during the years ended December 31, 2021 and 2020, respectively.

Modification of Loans from related party

In January 2018, the Company entered into a loan agreement with Dandan Liu. In May 2018, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019. As of Dec. 31, 2022, the loan had $69,566 of interest outstanding.

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

The interest expenses for the loans from related parties amounted to $0, $29,581 and $43,835 for the years ended December 31, 2022, 2021 and 2020, respectively.

Accounts payable to related parties

	December 31,	December 31,
	2022	2021
Richard Ng	1,033	-
Total	$1,033	$-

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

On December 2, 2016, Tiandihui was granted the HNTE designation jointly by Qingdao science and Technology Bureau, Qingdao Municipal Finance Bureau, Qingdao Municipal State Taxation Bureau, Qingdao Local Taxation Bureau, and is qualified for a preferential tax rate of 15% for the year ended December 31, 2018. Tiandihui is subject to the 25% EIT rate for the years ended December 31, 2022 and 2021. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2022	2021	2020
United states income tax rate	21.00%	21.00%	-
HK statutory income tax rate	16.50%	16.50%	16.50%
PRC statutory income tax rate difference	8.50%	8.50%	8.50%
Effect of additional deduction on R&D expense and salary for disabled workers	0.00%	0.00%	0.00%
Effect of expenses not deductible for tax purposes	-17.41%	-17.38%	-2.43%
Valuation allowance recognized with respect to the loss in subsidiaries	-28.59%	-28.52%	-22.57%
Other	-0.00%	-0.10%	0.00%
Total	-%	-%	-%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2022 and 2021.

Deferred tax assets and liabilities as of December 31, 2022 and 2021 are composed of the following:

	As of December 31,
	2022	2021
Deferred tax assets, non-current
Net operating loss carrying forward	$6,356,742	$6,557,667
Total deferred tax assets
Valuation allowance	(6,356,742)	(6,557,667)
Total deferred tax assets	$-	$-

	As of December 31,
	2022	2021
Deferred tax liabilities, non-current
Property, plant and equipment	$-	$-
Total deferred tax liabilities	$-	$-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or are utilized.

Note 12 – STOCKHOLDERS’ EQUITY

Common shares

On December 2, 2020, the Company entered into subscription agreements with four accredited investors for the sale of 455,000 of the Company’s common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) at the price $6.0 per share (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) for the gross proceeds of approximately $2.73 million. In April 2021, a total of 455,000 common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) were issued to four investors with cash proceeds of $2,730,000. The shares were sold without registration under the Securities Act of 1933 in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and rules promulgated under the Securities Act as sales to accredited investors. The Company’s intention was to use the proceeds of this offering for working capital and general working purposes. There were no discounts or brokerage fees associated with this offering.

On September 30, 2021, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell to the investors an aggregate of 500,000 of its common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) at purchase price of $17.80 per share (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split). The registered direct Offering was closed on September 30, 2021 and the Company received approximately $8.2 million net proceeds from the issuance of 500,000) common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) to investors, after deducting placement agent fees and estimated offering expenses.

On November 3, 2021, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell to the investors an aggregate of 750,000 its common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) at purchase price of $12.80 per share (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split). The registered direct offering was closed on November 3, 2021 and the Company received approximately $8.9 million net proceeds from the issuance of 750,000 common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) to investors, after deducting placement agent fees and estimated offering expenses.

On June 14, 2022, our Board approved to effect a reverse stock split of our common shares at the ratio of one-for-twenty with the market effective date of June 14, 2022. The objective of the reverse stock split was to enable our Company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. As a result of the reverse stock split, each twenty common shares outstanding automatically combined and converted to one issued and outstanding common share without any action on the part of the shareholder. As a result of this stock reverse split, all common stocks issued prior to June 14, 2022 has been retrospectively restated and reflected in the consolidated financial statements.

On July 26, 2022, we completed a private placement of securities, and entered into a securities purchase agreement with eight accredited investors pursuant to which we sold to the investors an aggregate 4,000,000 of our common shares, at a price of $1.50 per share and warrants at a price of $0.01 per warrant to purchase up to an aggregate 4,000,000 of our common shares, for gross proceeds of $6 040 000 and received net proceeds of $6,017,781 after deducting fees and expenses related to the transaction. The warrants have an exercise price of $2.44 per share, and a term of two years.  The warrants are immediately exercisable upon issuance and have a cashless exercise feature. The securities were sold without registration under the Securities Act of 1933 in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and rules promulgated under the Securities Act as sales to accredited investors. The Company’s intention was to use the proceeds of this offering for working capital and general working purposes.

Investor warrants

In connection with the Company’s registered direct offering as consummated on September 30, 2021, pursuant to the securities purchase agreement, the Company also agreed to sell to the investors warrants exercisable for an aggregate of 1,000,000 of its common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split), with warrant purchase price of $0.01 per warrant. The warrants are exercisable immediately as of the date of issuance at an exercise price of $41.20 per share (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) and expire twenty-four (24) months from the date of issuance. The warrants may also be exercised on a cashless basis.

In addition, in connection with the Company’s registered direct offering as consummated on November 3, 2021, pursuant to the securities purchase agreement, the Company also agreed to sell to the investors warrants exercisable for an aggregate of 1,500,000 of its common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split), with warrant purchase price of $0.01 per warrant. The warrants are exercisable immediately as of the date of issuance at an exercise price of $29.40 per share (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) and expire twenty-four (24) months from the date of issuance. The warrants may also be exercised on a cashless basis.

As of December 31, 2021, 2,500,000 warrants (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) were issued and outstanding and 1,528,000 warrants (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) have been exercised on the cashless basis in exchange for 1,221,181 of the Company’s common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) and the Company did not receive any proceeds from the exercise of these warrants. Additional 972,00 warrants (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) were exercised at cashless basis in January 2022 in exchange for 1,104,587 of the Company’s common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split).

On July 26, 2022, in connection with our private placement of securities as mentioned above, we sold to the investors an aggregate 4,000,000 of our common shares, at a price of $1.50 per share and warrants at a price of $0.01 per warrant to purchase up to an aggregate 4,000,000 of our common shares, for gross proceeds of $6,040,000. The warrants have an exercise price of $2.44 per share, and a term of two years.  The warrants are immediately exercisable upon issuance and have a cashless exercise feature.

The following table summarizes the investor warrants activities for the years ended December 31, 2022, 2021 and 2020 was as follows:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Outstanding, December 31, 2020	-	-	-
Granted	50,000,000	$34.20	2.00
Exercised	(30,560,000)	34.20	1.87
Exercisable, December 31, 2021	19,440,000	$32.60	1.75
Granted	4,000,000	2.44	2.00
Exercised	(19,440,000)	32.60	0.75
Outstanding, December 31, 2022	4,000,000	$2.44	1.68
Exercisable, December 31, 2022	4,000,000	$2.44	1.68

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

Statutory reserve

As of December 31, 2022 and 2021, the Company had statutory reserve in the amount of $160,014. In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to set aside at least 10% of their respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses.

Restricted net assets

As a result of the PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted included additional paid-in capital and statutory reserves of the Company’s PRC subsidiaries.

As of December 31, 2022 and 2021, total restricted net assets were $14,666,369 and $12,666,369, respectively.

Note 13 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Customers

For the years ended December 31, 2022, 2021 and 2020, customers accounting for 10% or more of the Company’s net revenue were as follows:

	For the Years Ended December 31,
Customer	2022		2021		2020
Customer A	*	%	*	%	*	%
Customer G	*	%	*	%	*	%
Customer P	*	%	*	%	17.33%

*	Less than 10%

As of December 31, 2021, no single customer accounted for more than 10% of the Company’s outstanding accounts receivable.

As of December 31, 2021, Customer Q, Customer R and Customer S accounted for 28%, 35% and 36% of the Company’s total current outstanding accounts receivable, respectively.

Suppliers

For the years ended December 31, 2022, 2021 and 2020, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2022		2021		2020
Supplier D	*	%	*	%	16.45%
Supplier E	*	%	*	%	10.16%
Supplier F	*	%	*	%	17.62%
Supplier G	*	%	35.57%		*	%
Supplier H	28.29%		*	%	*	%
Supplier I	20.37%		*	%	*	%
Supplier J	18.61%		*	%	*	%
Supplier K	15.69%		*	%	*	%

*	Less than 10%

As of December 31, 2022, Supplier G’s balance accounted for 39.87% of the Company’s total accounts payable.

As of December 31, 2021, Supplier G’s balance accounted for 35.57% of the Company’s total accounts payable.

Note 14 – SEGMENT AND REVENUE ANALYSIS

The Company is engaged in the business of manufacturing and selling of petfood and restaurant operations.

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280, including petfood sales and restaurant business operations.

Certain entity-wide disclosures relating to revenues for the years ended December 31, 2022, 2021 and 2020 are as follows:

	For the year ended December 31, 2022
	Petfood sales	Restaurant business	Total
Revenue from continuing operations	$24,726	$3,074,007	$3,098,733
Net (loss) income from continuing operations	$1,089,347	104,720	$1,194,067
Net loss from discontinued operations	$(339,054)	-	$(339,054)
Total Net income	$750,293	$104,720	$855,013
Depreciation and amortization	$62,164	$54,358	$116,522
Total assets	$34,480,238	$1,502,768	$36,513,397

	For the year ended December 31, 2021
	Petfood sales	Restaurant business	Total
Revenue from continuing operations	$474,632	$606,463	$1,081,095
Net loss from continuing operations	$(2,854,514)	$(1,215,613)	$(4,070,127)
Net loss from discontinued operations	$(2,645,831)	$-	$(2,645,831)
Total Net loss	$(5,500,345)	$(1,215,613)	$(6,715,958)
Depreciation and amortization	$395,094	$13,646	$408,740
Total assets	$26,969,867	$5,078,090	$32,047,957

	For the year ended December 31, 2020
	Petfood sales	Restaurant business		Total
Revenue from continuing operations	$622,801		$-	$622,801
Net income (loss) from continuing operations	$1,690,529	$		$1,690,529
Net loss from discontinued operations	$(2,565,197)	$		$(2,565,197)
Net loss	$(874,668)		$-	$(874,668)
Depreciation and amortization	$391,351		$-	$391,351
Capital expenditure	$47,086		$-	$47,086
Total assets	$18,452,910		$-	$18,452,910

The net revenue generated from different marketing channels consists of the following:

	For the Years Ended December 31,
	2022	2021	2020
Overseas sales	$-	134,896	226,385
Domestic sales	25,849	308,267	382,497
Electronic commerce	-	34,590	16,708
Restaurant revenue	3,074,007	606,463	-
Less: Sale tax and addition	(1,123)	(3,121)	(2,789)
Total net revenue from continuing operations	$3,098,733	1,081,095	622,801

The net revenue generated from different product lines and services is set forth as following:

	For the Years Ended December 31,
	2022	2021	2020
Pet chews	$8,367	46,112	59,096
Dried pet snacks	8,005	293,325	317,392
Wet canned petfood	1,290	10,760	84,117
Dental health snacks	550	6,127	19,915
Baked pet biscuits	-	-	3,132
Restaurant revenue	3,074,007	606,463	-
Others	7,637	121,429	141,938
Less: Sales tax and addition	(1,123)	(3,121)	(2,789)
Total net revenue from continuing operations	$3,098,733	1,081,095	622,801

The net revenue generated from different countries is set forth as following:

	For the Years Ended December 31,
	2022	2021	2020
South Korea	$-	37,320	34,378
China	25,849	342,857	382,497
United Kingdom	-	-	-
Germany	-	-	-
U.S.	3,074,007	606,463	-
Other countries	-	97,576	208,715
Less: Sales tax and addition	(1,123)	(3,121)	(2,789)
Total net revenue from continuing operations	$3,098,733	1,081,095	622,801

“Other countries” are comprised of all countries whose revenue, individually, was less than 10% of the Company’s total revenue.

The Company’s long-lived assets associated with petfood business are substantially located in the PRC. The Company’s long-lived assets associated with restaurant business operations are located in the United States.

Note 15 – OPERATING LEASES

The company has signed two lease agreements for office premises and restaurant premises. On October 6, 2010, Far Ling Restaurant entered into a lease agreement with the landlord to lease the space for the restaurant for 15 years and six months, which can be renewed for 10 years.

On April 4, 2022, Far Ling signed supplemental lease agreement with the landlord to modify the lease agreement, with new lease terms expired by December 31, 2026, and monthly lease payment of $20,000 starting from Jan 2022.

As a result of this change, the lease agreement has been modified, which may have significant impact on the reported ROU assets and corresponding lease liability.

A lease modification is a change to the terms and conditions of a contract resulting in a change to either the scope or consideration for a lease. This could be a change that either adds or terminates the right to use a portion or all of the underlying asset(s) or changes the lease term. If the lease modification only partially reduces the lessee’s rights to the underlying asset(s), this is accounted for as a partial termination. In this scenario, the lease liability is remeasured based on the new payment terms, and the ROU asset is reduced based on either the proportionate change in the lease liability or the proportionate change in the asset.

As a result of the above mentioned lease modification, the remaining lease term of the Company’s leases ranges from approximately 1 to 4 years. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

Other lease related expenses amounted to $54,145 for repair and maintenance, $4,680 for parking, and $21,713 for water utility for the year ended December 31, 2022.

The components of lease expense were as follows:

	For the Years Ended December 31,
	2022	2021	2020
Operating lease cost	$214,959	$85,481	$50,244
Short-term lease costs	-	-	-
Total lease cost	$214,959	$85,481	$50,244

Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases	$42,484	$10,075	$9,420

Weighted-average remaining lease term	4.0 years	14.2 years	5.97 years
Weighted-average discount rate	3.50%	3.75%	5.39%

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2022	2021
Operating lease right-of-use assets	$783,658	$4,604,365
Operating lease right-of-use assets, related parties	-	-
Total lease right-of-use assets	783,658	4,604,365

Operating lease liabilities, current	212,814	268,403
Operating lease liabilities-related parties, current	-	-
Operating lease liabilities-related party, non-current	683,113	4,846,760
Total operating lease liabilities	$895,927	$5,115,163

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2022:

2023	240,000
2024	240,000
2025	240,000
2026	240,000
Total	960,000
Less imputed interest	(64,073)
Total operating lease liabilities	$895,927

NOTE 16 – COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company provides counter guarantee to Gaochuang including a cash deposit of RMB300,000 (approximately $43,075) and asset pledge of four invention patents and certain property, plant and equipment with net book value of $219,404 and $239,670 as of December 31, 2022 and 2021, respectively, in consideration of the guarantees provided by Gaochuang for certain notes payables financed by the Company during the years ended December 31, 2019 and 2018 (the “Counter Guarantee”). The Counter Guarantee arrangement further includes an unlimited joint liability guarantee provided by Rongfeng Cui and Yanjuan Wang, and a third party guarantee provided by Saike.

During the year ended December 31, 2019, the Company did not make repayment on certain notes payables as scheduled, and Gaochuang, as one of the guarantors, paid on behalf of the Company to the holders of such notes payables. As a result, the unpaid notes payables were reclassified to loan payable to Gaochuang and the amount was included in “current liabilities held for sale associated with discontinued operation of Tiandihui” on the consolidated balance sheets as of December 31, 2022 and 2021. The loan payable to Gaochuang was pledged and guaranteed by the aforementioned assets and guarantors, respectively, under the counter guarantee.

Future minimum lease payments for operating lease commitments as of December 31, 2022 are disclosed in Note 15.

CONTINGENCIES

The Company is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2022. These claims are substantially related to non-payment of wage payables, non-payment of vendor payables and non-payment of loans and notes payables. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

I)	Labor arbitration claims by former employees

Since November 2019, certain former employees of the Company commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages and/or severance payments. The Company accrued approximately $0.4 million contingent liabilities in other current liabilities on the consolidated balance sheet as of December 31, 2019 and recognized contingent losses of approximately $0.4 million for the year ended December 31, 2019 upon the estimate of the management of the Company together with the trail counsel of these cases. Upon ruling of these cases, the Company further accrued approximately $0.1 million wage and/or severance payables in other current liabilities on the consolidated balance sheet as of December 31, 2020 and recognized losses of approximately $0.1 million for the year ended December 31, 2020. On March 13, 2021, the land and factory buildings above the land owned by Qingdao Tiandihui Foodstuffs Co., Ltd. were actioned by the court for $5,098,461 (RMB 33.14 million). In 2021, we have paid RMB3.73 million to substantially settle the labor arbitration cases with our former employees. We only have RMB0.5 million ($0.08 million) remaining severance payables to them as of December 31, 2021. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

II)	Legal claims by vendors

Since November 2019, the Company has been the subject of multiple lawsuits by its raw material suppliers, printing and packaging suppliers, transportation companies and other vendors due to its non-payment of various invoices for vendor services rendered. As of the date of this report, substantially all cases have been concluded. The mediation and judgement involved with claims of liabilities arose before December 31, 2019 and the Company has included substantially all such claims in Current Liabilities held for sale associated with discontinued operation of Tiandihui on the consolidated balance sheets as of December 31, 2022 and 2021.

III)	Legal claims by lenders

Since November 2019, the Company has defaulted on multiple loans and notes payable from various lenders. As a consequence, the Company has been subjected to multiple lawsuits by various Chinese banks and other lenders. The claims raised in these lawsuits pertain to the Company’s non-payment of principals and interests as scheduled in the loan agreements and note payable agreements. The claims pertained to liabilities arose before December 31, 2019, and the Company has included substantially all such claims in Current Liabilities held for sale associated with discontinued operation of Tiandihui on the consolidated balance sheets as of December 31, 2022 and 2021. The court has ruled on the litigations and among others, request the Company to pay for litigation related fees; repay the outstanding loans and interests to the lenders within a short period, normally 10 days, from the date of the rulings and grant the lenders with priority right of the repayment from the auction proceeds of the pledged real estate in case of non-performance by the Company. As of December 31, 2021, the Company has not fulfilled the court order. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023.

The above legal proceedings led to, among others, the Company’s certain bank accounts and property, plant and equipment judicially frozen by the court as of December 31, 2022 and 2021. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims are now subject to the bankruptcy proceedings. As of December 31, 2022, and as of the date of this filing, the bankruptcy proceedings have not been completed and are expected to be completed by the end of 2023. See recent development of legal proceedings at Note 19.

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

In March 2018, the Company invested RMB1,000,000 (approximately $156,200) in Shandong Tide Food Co., Ltd. (“Shandong Tide”), a petfood production company that was newly established in 2018, representing 37% equity interests in Shandong Tide. The investment was accounted for as equity method in accordance with ASC 323. The Company recognized its proportionate share of Shandong Tide’s net loss in the amount of $0 and $4,903, respectively, into the consolidation statements of operations and comprehensive loss for the years ended December 31, 2020 and 2019, respectively. In June 2020, the Company transferred its equity interests of Shandong Tide to a supplier as partial repayment of outstanding account payable owed to the supplier. As a result, the Company was no longer a shareholder of Shandong Tide.

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

Note 19 – SUBSEQUENT EVENTS

On March 27, 2023, Qingdao Chihong Information Consulting Co., Ltd. (“Qingdao Chihong”) was incorporated in Qingdao City, PRC.