Form 20-F
period 2023-12-31
TDH Holdings, Inc.
filed 2024-04-29
CIK 1684425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

c/o Beijing Wenxin Co., Ltd.

Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing

People’s Republic of China

Tel: +86-166-7863-6230

(Address of principal executive offices)

Dandan Liu, Chief Executive Officer
c/o Beijing Wenxin Co., Ltd.

Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing

People’s Republic of China

Tel: +86-166-7863-6230

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

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to TDH Holdings, Inc., a British Virgin Islands company;

●	TDH HK Limited, a Hong Kong company wholly-owned by TDH HOLDINGS, INC.;

●	TDH Foods Limited, a Hong Kong company wholly-owned by TDH HOLDINGS, INC.;

●	TDH Group BVA, a Belgium company wholly-owned by TDH Holdings, Inc;

●	TDH Income Corporation, a Nevada corporation;

●	Ruby21Noland LLC, a Missouri corporation;

●	Far Ling’s Inc., a Missouri corporation;

●	Bo Ling’s Chinese Restaurant, Inc., a Missouri corporation;

●	Qingdao Tiandihui Foodstuffs Co., Ltd. (“Tiandihui”), a Chinese limited liability company, disposed in December 2023 as a result of the completion of bankruptcy proceedings;

●	Qingdao Tiandihui Pet Foodstuffs Co., Ltd., a Chinese limited liability company;

●	Qingdao Tiandihui Foodstuffs Sales Co., Ltd., a Chinese limited liability company;

●	Beijing Chongai Jiujiu Cultural Communication Co., Ltd., a Chinese limited liability company, disposed in December 2023;

●	Beijing Wenxin Company., Ltd., a Chinese limited liability company;

●	Qingdao Chihong Information Consulting Co., Ltd., a Chinese limited liability company;

●	“shares” and “common shares” refer to our shares, $0.02 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States., and all references to “Euro” and “€” are to the legal currency of Belgium.

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

Risks related to our business. See “Risk Factors – Risks Related to Our Business”

Risk and uncertainties related to our business include, but are not limited to, the following:

●	We may be subject to claims that were not discharged in Tiandihui’s bankruptcy proceedings, which could have a material adverse effect on our operating results and profitability.

●	The report of our independent registered public accounting firm on our financial statements includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

●	We have historically incurred recurring losses and it is uncertain whether we may continue to incur losses in the future.

●	We discontinued our petfood manufacturing segment and the turnaround of our business currently depends, in part, on our ability to successfully generate revenue in the restaurant segment.

●	We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

●	While we are not aware of any data breach in the past, cyber-attacks, computer viruses or any future failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information could result in a data breach which could materially adversely affect our reputation, financial condition and operating results.

Risks related to our restaurant segment business. See “Risk Factors – Risks Related to the Restaurant Segment”

Risk and uncertainties related to our restaurant segment business include, but are not limited to, the following:

●	Our restaurant base is geographically concentrated in Missouri, and we could be negatively affected by conditions specific to this state.

●	Failure to preserve the value and relevance of our brand could have an adverse impact on our financial results.

●	If we do not anticipate and address evolving consumer preferences and effectively execute our pricing, promotional and marketing plans, our business could suffer.

●	We face intense competition in our market, which could hurt our business.

●	Food safety and foodborne illness concerns may have an adverse effect on our reputation and business.

Risks related to Doing Business in China. See “Risk Factors – Risks Related to Doing Business in China”

Risk and uncertainties related to doing business in China include, but are not limited to, the following:

●	Because of our corporate structure, we as well as the investors are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations.

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Common Shares.

●	Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Common Shares to investors and could cause the value of our Common Shares to significantly decline or become worthless.

●	CSRC and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Additional compliance procedures may be required in connection offerings, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	We may be liable for improper use or appropriation of personal information provided by our customers.

●	Since our operations and some of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

●	We hold certain of our cash balances in RMB in uninsured bank accounts in China.

●	We may be subject to PRC regulatory limitations on merger and acquisition (M&A) activities.

●	Fluctuation of the Renminbi may indirectly affect our financial condition by affecting the volume of cross-border money flow.

●	We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

●	Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

●	Governmental control of currency conversion may affect the value of your investment.

●	PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

●	Changes in PRC’s political and economic policies could harm our business.

●	If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

●	Because our operations are located in the PRC, information about our operations is not readily available from independent third-party sources.

●	Failure to comply with PRC laws and regulations related to labor and employee benefits may subject us to penalties or additional cost.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

Risks related to the Ownership of our Common Shares. See “Risk Factors – Risks Related to the Ownership of our Common Shares”

Risk and uncertainties related to ownership of our Commons Shares include, but are not limited to, the following:

●	We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the PRC.

●	Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing.

●	The Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing.

●	If our financial condition deteriorates as a NASDAQ listed company, we may not meet continued listing standards on the NASDAQ Capital Market.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	The market price of shares may be volatile, which could cause the value of your investment to decline.

●	As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

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

Risks Related to Our Business

We may be subject to claims that were not discharged in Tiandihui’s bankruptcy proceedings, which could have a material adverse effect on our operating results and profitability.

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Since November 2019, the Company has been a subject of 57 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with related interest and costs. In 44 cases, the creditors have reached civil conciliation letters with our company, and in 9 cases, the court has issued civil judgments. With respect to the remaining 4 cases, the plaintiffs withdrew the lawsuits because of lack of evidence. The settlement and judgments involved total claims of RMB13.86 million (USD $2.12 million). Such liabilities have been accrued and reflected in the consolidated financial statements for the year ended December 31, 2020. On March 13, 2021, a land use right and a factory building on the land owned by Tiandihui were auctioned by the court for $5,098,461 (RMB33.14 million). On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. On November 3, 2023, another land use right and a factory building on the land owned by Tiandihui were auctioned by the court for $875,321 (RMB 6.28 million). On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui had been implemented and the bankruptcy proceedings were complete. As a result, Tiandihui has been fully disposed as of December 31, 2023, and substantially all the material claims against Tiandihui that arose prior to the date of the bankruptcy completion were addressed. However, we may be subject to claims that were not discharged in the bankruptcy proceedings, if any. To the extent any pre-bankruptcy liability still remains, the ultimate resolution of such claims and other obligations may have a material adverse effect on our future operating results, profitability and financial condition.

The report of our independent registered public accounting firm on our financial statements includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment.

As discussed in Note 2 to the consolidated financial statements to this Annual Report, the Company fully discontinued its petfood business during 2023 because the Tiandihui bankruptcy process was concluded and all claims against Tiandihui were processed by December 27, 2023. Currently the Company’s revenue is substantially generated from the restaurant business segment. The Company’s business turnaround currently depends, in part, on its ability to successfully introduce, manage and acquire new restaurants. If the Company is not able to effectively manage and acquire new restaurants that successfully generate revenue, it may not be able to grow and maintain its business as anticipated, and its sales may decline and its future business, financial condition and results of operations may be materially adversely affected.

There can be no assurances that future revenue or capital infusion will be sufficient to enable the Company to develop its business to a level where it will be profitable or continuously to generate positive cash flows. Our auditor, YCM CPA Inc., has indicated in their report on the Company’s financial statements for the fiscal year ended December 31, 2023 that there is “substantial doubt about our ability to continue as a going concern”. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

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

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment to financial institutions upon maturity, we temporarily suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. The COVID-19 outbreak and spread further disrupted our business activities during the period from the beginning of 2020 up to May 2020 when we resumed our business operations. Historically, we reported recurring losses of approximately $23.63 million and $0.86 million for the years ended December 31, 2023 and 2022, respectively. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $3.1 million and $3.2 million in food service revenue for the years ended December 31, 2022 and 2023, respectively. However, we fully discontinued our petfood manufacturing segment in 2023 and currently our revenue is substantially generated from the restaurant business segment. Our business turnaround currently depends, in part, on our ability to successfully introduce, manage and acquire new restaurants. If we are not able to effectively manage and acquire new restaurants that successfully generate revenue, we may not be able to grow and maintain our business as anticipated. In order to achieve profitability, among other factors, management must successfully execute our growth and restaurant operations in the markets on which we are focused. If we are unable to successfully take necessary steps, we may be unable to sustain or increase our profitability in the future.

We discontinued our petfood manufacturing segment and the turnaround of our business depends, in part, on our ability to successfully generate revenue in the restaurant segment.

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal petfood business operations and we were involved in certain legal proceedings beginning in November 2019. The COVID-19 outbreak and spread further disrupted our business activities from the beginning of 2020 up to May 2020 when we resumed our petfood business operations. These factors led to significant decrease in our petfood sales. On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $3.1 million and $3.2 million in food service revenue for the years ended December 31, 2022 and 2023, respectively.

We discontinued our petfood business during the first quarter of 2023 and we fully disposed of Tiandihui because its bankruptcy process concluded and all claims against it were processed by December 27, 2023. Our decision to discontinue our petfood business was driven largely by the following factors: the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of petfood; its historical performance and expected business forecasts in the absence of further capital investments and opportunity costs; and lawsuits and the closing of our manufacturing facilities.

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

While we are not aware of any data breach in the past, cyber-attacks, computer viruses or any future failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information could result in a data breach which could materially adversely affect our reputation, financial condition and operating results.

As part of business operations, we collect, process, store and transmit our employees, business partners and other third party data. Our customers, business partners and employees expect we adequately safeguard and protect their sensitive personal and business information. We may experience cyber-attacks and other security incidents of varying degrees from time to time, and we may incur significant costs in protecting against or remediating such incidents. In addition, we are subject to a variety of laws and regulations in the PRC and other countries relating to cybersecurity and data protection. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and cooperation partners could be severely damaged. Affected third parties or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper access to or disclosure of data, which could cause us to incur significant expense and liability, and our business and operations could be materially and adversely affected.

Risks Related to the Restaurant Segment

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

Failure to comply with PRC laws and regulations related to labor and employee benefits may subject us to penalties or additional cost.

Companies operating in China are required to comply with various laws and regulations related to labor and employment benefits. For example, companies are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Apart from that, if a company intends adopt flexible working hour arrangement and comprehensive working hour scheme, it shall fulfill the requirements in relevant regulations, and make filings with labor authorities, or the company will be subject to penalties and may be required to pay extra fees to its employees. As confirmed by the relevant local authorities and our directors, in no records of violation were found on PRC subsidiaries for social insurance and/or housing fund during 2023.

However, we cannot assure you that we have complied or will be able to comply with all labor-related law and regulations, including those relating to obligations to make social insurance payments, contribute to the housing provident funds, as well as make all filing for comprehensive working hour scheme. Our failure to make contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to fines, penalties, government investigations or labor disputes and we could be required to make up the contributions for these plans as well as to pay late fees and fines, which may adversely affect our financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We implemented an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. We believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends to us may restrict our ability to satisfy our liquidity requirements.

In addition, the Enterprise Income Tax Law of PRC, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended December 31, 2023 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and was last inspected by the PCAOB in March 2023. According to our auditor, the PCAOB will conduct regular inspections.

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

If our shares are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

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

On April 22, 2002 Tiandihui was incorporated in Qingdao City, PRC. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui and it entered into bankruptcy proceedings. On December 27, 2023, the Court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. As a result, Tiandihui has been fully disposed as of December 31, 2023.

On July 19, 2016, Tiandihui acquired 100% shares of Chongai Jiujiu from Rongfeng Cui and Yanjuan Wang for $87,849 (RMB 610,000). The acquisition of Chongai Jiujiu was a transaction between entities under common control. Chongai Jiujiu had immaterial operations and suffered recurring operating losses since its inception. In December 2023, the Company transferred all its ownership interests in Chongai Jiujiu to a third party. The disposition of Chongai Jiujiu did not represent a strategic shift of the Company’s business due to immateriality, accordingly, the discontinued operations of Chongai Jiujiu are not presented and disclosed in this Annual Report.

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

On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. Due to the completion of Tiandihui’s bankruptcy proceedings, all the claims against it were concluded. As a result, Tiandihui has been fully disposed as of December 31, 2023, and all the material claims against Tiandihui that arose prior to the date of the bankruptcy completion were addressed.

Business Overview

Special Considerations

Implications of the HFCA Act

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

Cash Flows through Our Organization

We are a holding company with no operations of its own. We conduct our operations principally in the United States and China through our subsidiaries. As a result, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. As of the date of this report, none of our subsidiaries has issued any dividends or distributions to us and we have not made any dividends or distributions to our shareholders. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business.

Current PRC regulations permit our subsidiaries in mainland China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under our current corporate structure, we rely on dividend payments or other distributions from our subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, under PRC laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. Further, the PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. If we are unable to receive funds from our subsidiaries, we may be unable to pay cash dividends on our common shares.

Cash dividends, if any, on our common shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of common shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC resident enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong resident enterprise must directly hold no less than 25% share ownership in a PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot be certain that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries. As of the date of this report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Our Hong Kong subsidiaries intend to apply for the tax resident certificate when our subsidiaries in mainland China plan to declare and pay dividends to their Hong Kong parent companies.

As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and prior to the dismantling of our PRC consolidated affiliated entities only through loans to our former consolidated affiliated entities, subject to satisfaction of applicable government registration and approval requirements.

For the year ended December 31, 2023, we provided working capital loans of $0 million in aggregate to our subsidiaries.

We have not declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As of the date of this report, we do not anticipate any difficulties on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funds and how such funds are transferred.

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

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the Covid-19 pandemic, the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a continuous decrease in our petfood revenue from $0.02 million in 2022 to $0 million in 2023. Accordingly, we sought strategic alternatives to the petfood industry and entered the restaurant segment on October 31, 2021, when we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $3.1 million and $3.2 million in restaurant food service revenue for the years ended December 31, 2022 and 2023, respectively. In addition, we decided to discontinue our petfood manufacturing business segment in the first quarter of 2023 due to the above operational challenges and to focus on our restaurant segment. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. On November 3, 2023, our remaining pet food manufacturing facility was auctioned by the court for $875,321 (RMB 6.28 million) to pay off bankruptcy debts. On December 27, 2023, the Court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. As a result, Tiandihui has been fully disposed as of December 31, 2023.

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

Environmental Matters

The Company is not aware of any federal, state or local environmental laws or regulations that will materially affect our earnings or competitive position or result in material capital expenditures.  However, the Company cannot predict the effect on our operations due to possible future environmental legislation or regulations.  During 2023, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Human Capital Management

Due to the discontinuation of out petfood manufacturing segment we have reduced our number of employees in response to those challenges. As of the date of this filing, we employ around 56 full-time employees. With the exception of Bo Lings’ employees, all of our employees are located in Beijing and Shandong Province, PRC.

Our History and Corporate Structure

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). We also own all of the outstanding capital stock of TDH Foods Limited, another wholly-owned Hong Kong subsidiary, and holds a 100% interest in TDH Income Corporation, a Nevada limited liability company. TDH HK, in turn, owns all of the outstanding capital stock of Tiandihui, our operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company Tiandihui. TDH Foods Limited owns 100% of the outstanding capital stock of Qingdao Pet Foodstuffs, with its wholly-owned subsidiary of Tiandihui Foodstuffs Sales. TDH HK Limited owns 100% of the outstanding capital stock of Tiandihui Pet Foodstuffs, with its wholly-owned subsidiary of Beijing Chongai Jiujiu Cultural Communication Co., Ltd. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed, and we fully disposed Tiandihui. In December 2023, the Company transferred all its ownership interests in Chongai Jiujiu to a third party. TDH Income Corporation owns 100% of the outstanding capital stock of Ruby21Noland LLC. Ruby21Noland LLC was incorporated in the State of Missouri on June 9, 2021. On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc. On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. On January 22, 2022, Beijing Wenxin was incorporated in Beijing City, PRC. On March 27, 2023, Qingdao Chihong was incorporated in Qingdao City, PRC.

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

Our principal executive office is located at Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing, PRC. Our telephone number is +86-166-7863-6230. Our website address is www.tiandihui.com. The information on our website is not part of this Annual Report.

In addition, on November 3, 2023, our remaining pet food manufacturing facility was auctioned by the court for $875,321 (RMB6.28 million) to pay off bankruptcy debts. Our Bo Lings restaurant is located at 4701 Jefferson St, Kansas City, Missouri 64112.

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

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Security Regulation Commission (CSRC) and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement. Our PRC counsel has advised us that, based on their understanding of the current PRC laws and regulations:

●	We currently control PRC operating companies by virtue of TDH Foods Limited acquiring 100% of the equity interests of Tiandihui Pet Foodstuffs, which are regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Tiandihui Pet Foodstuffs was not related to or connected with the foreign investor, or the acquirer, TDH Foods Limited. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition.

●	The CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or a SPV-domestic company share swap. TDH Holdings, Inc. does not constitute a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule because there has not been any SPV-domestic company share swap in our corporate history; and

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a producer of high-quality petfood for pet owners in China and worldwide. Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations, and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the Covid-19 pandemic, the increase in costs of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of petfood, led to a dramatic decrease in our petfood sales revenue. Additionally, our remaining production facility was frozen by court order and became subject to Tiandihui’s bankruptcy proceeding in 2022. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. We decided to discontinue our petfood manufacturing business segment in the first quarter of 2023 due to the above operational challenges. Accordingly, we sought strategic alternatives to the petfood industry and entered the restaurant segment on October 31, 2021, when we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. and plan to focus on our restaurant segment. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was been implemented and the bankruptcy proceedings were completed. As a result, Tiandihui has been fully disposed as of December 31, 2023.

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). We also own all of the outstanding capital stock of TDH Foods Limited, another wholly-owned Hong Kong subsidiary, and holds a 100% interest in TDH Income Corporation, a Nevada limited liability company. TDH HK, in turn, owns all of the outstanding capital stock of Tiandihui, our operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company. TDH Foods Limited owns 100% of the outstanding capital stock of Tiandihui Pet Foodstuffs, with its wholly-owned subsidiary of Qingdao Foodstuff Sales Co., Ltd. We conduct some of our business through Tiandihui Pet Foodstuff and Tiandihui Foodstuff Sales which has one wholly-owned subsidiary: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (incorporated on March 3, 2011). TDH Income Corporation owns 100% of the outstanding capital stock of Ruby21Noland LLC. Ruby21Noland LLC was incorporated in the State of Missouri on June 9, 2021. On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc. On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. In addition, TDH Group BVBA, a Belgium company is wholly-owned by TDH Holdings, Inc.; TDH JAPAN, a Japanese company is wholly-owned by TDH Holdings, Inc. TDH Japan has been deregistered and dissolved in February 2021. On January 22, 2022, Beijing Wenxin was incorporated in Beijing City, PRC. On March 27, 2023, Qingdao Chihong was incorporated in Qingdao City, PRC. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. In December 2023, the Company transferred all its ownership interests in Chongai Jiujiu to a third party.

Our principal executive office is located at Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing, PRC. Our telephone number is +86-166-7863-6230. Our website address is www.tiandihui.com. The information on our website is not part of this Annual Report.

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

Recent Developments

Discontinued operations

We discontinued our petfood manufacturing segment during the first quarter of 2023. On December 27, 2023, the Court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings had completed. As a result, Tiandihui has been fully disposed as of December 31, 2023. Our decision to discontinue our petfood business was driven largely by the following factors: the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of petfood; its historical performance and expected business forecasts in the absence of further capital investments and opportunity costs; lawsuits and the closing of our manufacturing facilities and them being subject to the bankruptcy proceeding. We believe the discontinuation of our petfood manufacturing business will provide us with the opportunity to redirect our focus and resources towards expanding and improving our restaurant segment.

We have resolved the legal challenges and resumed normal business operations

In order to diversify our revenue streams, on October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $3.2 million and $3.1 million in food service revenue for the years ended December 31, 2023 and 2022, respectively. We decided to discontinue our petfood manufacturing business segment in the first quarter of 2023 due to the operational challenges and we plan to focus on our restaurant segment. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. Our business turnaround currently depends, in part, on our ability to successfully introduce manage and acquire new restaurants. If we are not able to effectively manage and acquire new restaurants that successfully generate revenue, we may not be able to grow and maintain our business as anticipated. We reported a net loss of approximately $23.63 million in fiscal year 2023 as compared to a net income of $0.86 million in 2022 and a net loss of $6.7 million in 2021, it is uncertain whether we may be able to continue to achieve profitability in the future.

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

Overview

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a a producer of high-quality petfood for pet owners in China and worldwide. Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the Covid-19 pandemic, the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a decrease in our petfood revenue from $0.47 million in 2021, to $0.02 million in 2022 and to only $0 million in 2023. Additionally, our remaining petfood manufacturing facility was frozen by the court and became subject to Tiandihui’s bankruptcy proceeding in 2022. We discontinued our petfood manufacturing segment during the first quarter of 2023. Accordingly, we sought strategic alternatives to the petfood industry and entered the restaurant segment on October 31, 2021, when we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $3.1 million and $3.2 million in food service revenue for the years ended December 31, 2022 and 2023, respectively. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed.

Revenues from continuing operations

Historically before 2019, our revenue primarily was generated from sales of our petfood products to customers mainly through our overseas and domestic distribution agents, and online sales through various electronic commerce platforms. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, applicable local government levies and returns. Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayment upon maturity, we suspended our production and normal business operations, and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the COVID-19 pandemic, the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a decrease in our petfood revenue from $0.47 million in 2021, to $0.02 million in 2022 and to only $0 million in 2023. We decided to discontinue our petfood manufacturing business segment in the first quarter 2023. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed, and our pet food business line has been substantially terminated.

On October 31, 2021 we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. and started our restaurant business. This resulted in an increase of $3.1 million and $3.2 million in food service revenue for the years ended December 31, 2022 and 2023, respectively.

The following factors affected the revenues we derived from our operations from 2021 to 2023.

COVID-19 Impact: Our operations may be further affected by the ongoing COVID-19 pandemic. A COVID-19 resurgence could negatively affect the execution of customer contracts and the collection of customer payments. Although the spread of COVID-19 appears to be under control currently, the extent to which the COVID-19 pandemic may impact our future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations if the current situation continues.

Our ability to maintain our competitive advantages. We decided to discontinue our petfood manufacturing business segment in the first quarter 2023 and focus on our restaurant segment. However, the market conditions and consumer preferences change rapidly. If we fail to maintain our reputation and competitive advantages, customers demand for our dining products and services could decline. In addition, competition in the restaurant industry is intense. We face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores, coffee shops and online retailers. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by a contracting IEO segment or by new or continuing actions, product offerings or consolidation of our competitors and third-party partners, which may have a short-term or long-term impact on our results. We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, successfully develop and introduce new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations, manage our investments in technology and modernization, and respond effectively to our competitors’ actions or offerings or to unforeseen disruptive actions. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics, which could have the overall effect of harming our business.

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

Results of Operations

For the years ended December 31, 2023, 2022 and 2021

	December 31			2023 vs	2022 vs
	2023	2022	2021	2022	2021
	$	$	$
Net revenues from continuing operations	3,175,809	3,098,733	1,081,095	2.49%	186.63%
Cost of revenues from continuing operations	2,146,215	2,046,200	769,967	4.89%	165.75%
Gross profit	1,029,594	1,052,533	311,128	-2.18%	238.30%
Gross margin	32.42%	33.97%	28.78%	N/A	N/A
Selling expense	90,659	91,370	74,278	-0.78%	23.01%
General and administrative expenses	4,269,092	4,002,346	3,541,872	6.66%	13.00%
Stock-based compensation expense	3,040,000	-	-	100.00%	N/A
Impairment of goodwill	-	-	355,570	N/A	-100.00%
Loss from operations	(6,370,157)	(3,048,016)	(3,322,141)	108.99%	16.73%

Revenues from continuing operations.

Our revenue from continuing operations were $3,175,809, $3,098,733 and $1,081,095 for the years ended December 31, 2023, 2022 and 2021, respectively. Our total revenue from continuing operations increased by $77,076 or 2.49% when comparing 2023 to 2022 and increased by $2,017,638 or 186.63% when comparing 2022 to 2021.

The following table displays our revenue from our continuing operations by different marketing channels.

	December 31			2023 vs	2022 vs
	2023	2022	2021	2022	2021
	$	$	$
Pet food oversea sales	-	-	134,896	N/A	-100%
Pet food domestic sales	754	25,849	308,267	-97%	-92%
Pet food electronic commerce sales	-	-	34,590	N/A	-100%
Restaurant revenue	3,175,055	3,074,007	606,463	3%	407%
Less: Sale tax and addition	-	(1,123)	(3,121)	-100%	-64%
Total revenues from continuing operations	3,175,809	3,098,733	1,081,095	2%	187%

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For the year ended December 31, 2023, for revenue generated from petfood sales of our continuing operations, our domestic sales decreased by $25,095 or 97%, and there was no e-commerce sales and overseas sales of petfood products. However, revenue from our restaurant business segment in the United States increased by $101,048 or 3%. As a result, our total revenue increased by $77,076 or 2% when comparing 2023 to 2022.

The decrease of petfood sales revenue of our continuing operations in 2023 was primarily due to the discontinuation of our pet food manufacturing business segment in the first quarter of 2023.

As a result of the above, our total revenues from continuing operations for the fiscal year 2023 increased as compared with the fiscal year 2022.

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

The decrease of petfood sales revenue of our continuing operations in 2022 was mainly due to the following factors: Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the COVID-19 pandemic, the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a decrease in our petfood revenue from $0.47 million in 2021 and to only $0.02 million in 2022. Additionally, our remaining petfood production facility was frozen by the court and became subject to Tiandihui’s bankruptcy proceeding in 2022. We decided to discontinue our petfood manufacturing business segment in the first quarter 2023 due to the above operational challenges.

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

As a result of the above, our total revenues from continuing operations for the fiscal year 2022 increased as compared with the fiscal year 2021.

The revenue generated from different product lines from our continuing operations are set forth as following:

	December 31			2023 vs	2022 vs
	2023	2022	2021	2022	2021
	$	$	$
Pet chews	-	8,367	46,112	-100%	-82%
Dried pet snacks	-	8,005	293,325	-100%	-97%
Wet canned petfood	-	1,290	10,760	-100%	-88%
Dental health snacks	-	550	6,127	-100%	-91%
Restaurant revenue	3,175,055	3,074,007	606,463	3%	407%
Others	754	7,637	121,429	-90%	-94%
Less: Sale tax and addition	-	(1,123)	(3,121)	-100%	-64%
Total revenues from continuing operations	3,175,809	3,098,733	1,081,095	2%	187%

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Our total revenue from continuing operations increased by $77,076 or 2% when comparing 2023 to 2022, among which, revenue generated from pet chews decreased by $8,367 or 100%, revenue from dried pet snacks decreased by $8,005 or 100%, revenue generated from wet canned petfoods decreased by $1,290 or 100%, revenue generated from dental health snacks decreased by $550 or 100%, from the year ended December 31, 2022 to the year ended December 31, 2023, respectively. The decrease of petfood sales revenue of our continuing operations in 2023 was primarily due to the discontinuation of our pet food manufacturing business segment in the first quarter of 2023. On the other hand, on October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $101,048 in restaurant revenue in 2023 from food and beverage sales to customers as compared to 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Our total revenue from continuing operations increased by $2,017,638 or 187% when comparing 2022 to 2021, among which, revenue generated from pet chews decreased by $37,745 or 82%, revenue from dried pet snacks decreased by $285,320 or 97%, revenue generated from wet canned petfoods decreased by $9,470 or 88%, revenue generated from dental health snacks decreased by $5,577 or 91%, from the year ended December 31, 2021 to the year ended December 31, 2022, respectively. In addition, revenue generated from dental health snacks decreased by $6,127 or 100%, from the year ended December 31, 2021 to the year ended December 31, 2022. The decrease in petfood sales was primarily due to our inability to fulfill customer orders on a timely basis due to disruption of supply chain and logistics caused by the COVID-19, as well as decrease of sales order, and our unfavorable selling price which led to our products became less attractive to customers. In addition, our petfood manufacturing activities were suspended in 2022 because our remaining petfood production facility was frozen by the court and became subject to Tiandihui’s bankruptcy proceeding. On the other hand, on October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $2,467,544 in restaurant revenue in 2022 from food and beverage sales to customers as compared to 2021.

The revenue generated from different countries from our continuing operations are set forth as following:

	December 31			2023 vs	2022 vs
	2023	2022	2021	2022	2021
	$	$	$
South Korea	-	-	37,320	N/A	-100%
China	754	25,849	342,857	-97%	-92%
U.S.	3,175,055	3,074,007	606,463	3%	407%
Other countries	-	-	97,576	N/A	-100%
Less: Sale tax and addition	-	(1,123)	(3,121)	-100%	-64%
Total revenues from continuing operations	3,175,809	3,098,733	1,081,095	2%	187%

“Other countries” is comprised of all countries whose revenues, individually, were less than 10% of the Company’s revenues.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Overall, in terms of revenue from our continuing operations, our petfood sales to the China domestic market and overseas market both significantly decreased in 2023 and 2022, mainly due to the discontinuation of our pet food manufacturing business segment in the first quarter of 2023. On the other hand, revenue from United States increased by $101,048 in 2023 as compared to 2022 attributable to the restaurant business.

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

Cost of revenues from continuing operations

Our cost of revenues from our continuing operations is primarily comprised of the cost of our raw materials, labor and overhead costs. Our cost of revenues from continuing operations, increased by $100,015 or 4.89% for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to increased food and beverage costs, labor costs and overhead costs associated with our restaurant business. Cost of revenues associated with our petfood sales was immaterial in 2023. Our cost of revenues as a percentage of revenue was 67.58% and 66.03% for the years ended December 31, 2023, and 2022, respectively.

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

Gross margin from continuing operations

Our gross margin from continuing operations was 32.42% for the year ended December 31, 2023, compared with gross margin of 33.97% for the year ended December 31, 2022. The decrease in gross margin was mainly due to decreased gross margin of our restaurant business and changes in related sales mix of food and beverage products, labor costs and overhead costs in 2023 as compared to 2022.

Our gross margin from continuing operations was 33.97% for the year ended December 31, 2022, compared with gross margin of 28.78% for the year ended December 31, 2021. The improvement in gross margin was mainly due to increased gross margin of our restaurant business and changes in related sales mix of food and beverage products in 2022 as compared to 2021.

Operating expenses from continuing operations

Operating expenses from our continuing operations were $7,399,751, and $4,100,549 for the years ended December 31, 2023 and 2022, respectively, an increase of $3,299,202, or 80.46%. The ratio of operating expenses as a percentage of revenue increased from 132.33% for the year ended December 31, 2022 to 233.00% for the year ended December 31, 2023.

Selling expense from our continuing operations was $90,659 and $91,370 for the years ended December 31, 2023, and 2022, respectively, a decrease of $711 or 0.78%. Our selling expenses decreased in 2023 compared to 2022, mainly due to the company’s management saving expenses.

General and administrative expenses from our continuing operations was $7,309,092, and $4,002,346 for the years ended December 31, 2023 and 2022 respectively, representing an increase of $3,306,746, or 82.62%. The main reason for the increase was mainly due to increased payroll expenses as a result of the increase in the number of employees and stock-based compensation expense due to extension of warrants exercise date.

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

Impairment of goodwill was $0, $0 and $355,570 for the years ended December 31, 2023, 2022 and 2021, respectively. There was no such goodwill impairment in 2023 and 2022. In connection with our acquisition of restaurant business, we recognized a goodwill of $355,570 as of the acquisition date. However, due to our significant net loss in fiscal year 2021, goodwill of $355,570 has been fully impaired for the year ended December 31, 2021.

Loss from operations from continuing operations.

Our loss from operations associated with our continuing operations was $6,370,157 for the year ended December 31, 2023, while our loss from operations was $3,048,016 for the year ended December 31, 2022. Our operating loss as a percentage of total revenues was negative 200.58%, and negative 98.36% for the years ended December 31, 2023 and 2022, respectively. The continuous loss from operation was mainly due to increased operating expenses in 2023.

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

Due to our continuous operating loss for the years ended December 31, 2023, 2022 and 2021, we reported minimal income tax benefit for those years.

Net loss from discontinued operations

On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. In the consolidated statements of operations and comprehensive income (loss), results from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations. Our net loss from discontinued operations amounted to $15,095,547, $339,054 and $2,645,831 for the years ended December 31, 2023, 2022 and 2021, respectively.

Net loss.

As a result of the above, our total net loss was $23,631,516 for the year ended December 31, 2023, compared to the net income of $855,013 for the year ended December 31, 2022. The decrease in our net income was due to the closure of the bankruptcy proceedings of Tiandihui in December 2023.

Our total net loss was $855,013 or the year ended December 31, 2022, compared to the net loss of $6,715,958 for the year ended December 31, 2021. The increase in our net income was due to increased revenue from our restaurant business segment and increased investment income for the year ended December 31, 2022.

Going Concern and Capital Resources

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. We discontinued our petfood business during the first quarter of 2023 and we fully disposed of Tiandihui in December 2023 as a result of the completion of the bankruptcy proceeding. Currently our revenue is substantially generated from the restaurant business segment. Our business turnaround depends, in part, on our ability to successfully introduce manage and acquire new restaurants. If we are not able to effectively manage and acquire new restaurants that successfully generate revenue, we may not be able to grow and maintain our business as anticipated, and our sales may decline and our future business, financial condition and results of operations may be materially adversely affected. Furthermore, our business operations may be further affected by the COVID-19 pandemic. There can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where we will be profitable or continuously to generate positive cash flows.

For the year ended December 31, 2023, our revenue from the restaurant business segment increased by approximately $0.08 million as compared to 2022 and we reported a net loss of approximately $23.63 million and negative cash flows from operating activities of approximately $2.49 million in 2023. We discontinued our petfood manufacturing business segment in 2023. As a result, it is uncertain our future revenue and cash flows will be sufficient to support our growth. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date that our consolidated financial statements are issued.

In assessing our liquidity, management monitors and analyzes our cash and cash equivalent, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2023, we had cash and cash equivalent of approximately $13.66 million. We also had short-term investment of approximately $13.32 million, which are highly liquid and can be covered into cash and used in our operations if needed.

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

During the year ended December 31, 2023, our cash used in operating activities was $2,492,725, cash used in investing activities was $6,067,051, cash provided by financing activities was $1,921,554, and had the negative effect of prevailing exchange rates on our cash of $1,557,521. During the year ended December 31, 2022, our cash used in operating activities was $2,072,715, cash used in investing activities was $1,332,827, cash provided by financing activities was $6,055,480, and had the positive effect of prevailing exchange rates on our cash of $985,263. During the year ended December 31, 2021, our cash used in operating activities was $3,299,563, cash used in investing activities was $1,642,776, cash provided by financing activities was $17,952,057, and had the negative effect of prevailing exchange rates on our cash of $247,807.

Net cash used in operating activities for the year ended December 31, 2023 totaled $2,492,725 (including cash flows of $ 3,525,413 used in operating activities from our continuing operations and cash flows of $1,032,689 provided by operating activities from discontinued operations). The activities were mainly comprised of a net loss of $23,631,516, depreciation and amortization of $80,149, fair value change of short-term investments $2,644,576, inventory write-down of $42,866, stock-based compensation of 3,040,000, a decrease in prepayment and other current net assets of $10,418, an decrease in other current liabilities of $887,302, and a decrease in accounts payable of $1,748.

Net cash used in operating activities for the year ended December 31, 2022 totaled $2,072,715 (including cash flows of $ 1,977,789 used in operating activities from our continuing operations and cash flows of $94,926 used in operating activities from discontinued operations). The activities were mainly comprised of a net income of $803,700, depreciation and amortization of $17,114, fair value change of short-term investments $4,161,093, inventory write-down of $11,532, an increase in prepayment and other current net assets of $1,017,261, an increase in other current liabilities of $1,054,749, and a decrease in accounts payable of $305,382.

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

Net cash used in investing activities for the year ended December 31, 2023 totaled $6,067,051 from our continuing operations, primarily include purchase of short-term investments of $37,066,925 and proceeds from sale of short-term investments of $31,024,365. There was no cash used in our discontinued operations during the year ended December 31, 2023.

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

For the year ended December 31, 2023, net cash provided by financing activities from continuing operations was $1,921,554, of which borrowing from related parties amounted to $1,928,329 and repayments to related parties of $6,774.

For the year ended December 31, 2022, net cash provided by financing activities from continuing operations was $6,055,480, which is from the proceeds from issuance of common shares of $6,017,781.

For the year ended December 31, 2021, net cash provided by financing activities was $17,952,057 (including cash flows of $21,556,174 provided by financing activities from continuing operations and cash flows of $3,604,117 used in discontinued operations), primarily include Proceeds from issuance of common shares of $20,222,188, Repayments of short-term loans of $1,458,040, and Repayments of short term loans - related parties of $22,302.

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

Capital Resources

As of December 31, 2023 and 2022

The following table provides certain selected balance sheets comparisons between years ended December 31, 2023 and 2022:

	December 31,
	2023	2022	Fluctuation	%
ASSETS
Cash and cash equivalents	$13,661,382	$21,857,125	(8,195,743)	-37
Short-term investments	13,317,882	9,922,366	3,395,516	34
Accounts receivable, net	4,961	29,318	(24,357)	-83
Advanced to suppliers, net	-	2,789	(2,789)	-100
Inventories, net	-	987	(987)	-100
Prepayment and other current assets, net	237,052	127,834	109,218	85
Current Assets held for sale associated with discontinued operation of Tiandihui	-	1,841,335	(1,841,335)	-100
Total current assets	27,221,277	33,781,754	6,560,477	-19
Property, plant and equipment, net	682,636	698,044	(15,408)	-2
Land use rights, net	426,316	481,840	(55,524)	-12
Operating lease right-of-use assets	571,168	783,658	(212,490)	-27
Non current assets held for sale associated with discontinued operation of Tiandihui	-	768,101	(768,101)	-100
Total non-current assets	1,680,120	2,731,643	(1,051,523)	-38
Total assets	$28,901,397	$36,513,397	(7,612,000)	-21

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$460,776	$491,850	(31,074)	-6
Account payable - related parties	-	1,033	(1,033)	-100
Advances from customers	4,045	11,024	(6,979)	-63
Bank overdrafts	77,486	74,425	3,061	4
Short term loans - related parties	277,408	266,451	10,957	4
Taxes payable	54,003	11,923	42,080	353
Due to related parties	1,983,430	55,747	1,927,683	3457
Operating lease liabilities, current	219,917	212,814	7,103	3
Other current liabilities	311,979	1,212,420	(900,411)	-74
Current Liabilities held for sale associated with discontinued operation of Tiandihui	-	12,337,657	(12,337,657)	-100
Total current liabilities	3,389,044	14,675,344	(11,286,300)	-77
Operating lease liabilities - related party, non-current	463,196	683,113	(219,917)	-32
non-current Liabilities held for sale associated with discontinued operation of Tiandihui	-	1,037	(1,037)	-100
Total liabilities	3,852,240	15,359,494	(11,507,254)	-75

We maintain cash and cash equivalents in mainland China, Hong Kong, New Zealand and U.S. on December 31, 2023 and 2022.

	December 31,
Country	2023	2022
China (Mainland)	$371,807	$1,777,357
China (Hong Kong)	2,018,727	80,021
Hong Kong (through a broker account)	107,918	189,056
New Zealand (through a broker account)	8,477,703	16,246,621
U.S.	2,685,227	3,564,070
Total	$13,661,382	$21,857,125

The majority of our cash balances at December 31, 2023 and 2022 are in form of USD and held in a broker accounts in New Zealand and Hong Kong and bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents and restricted cash

As of December 31, 2023, cash and cash equivalents were $13,661,382, compared to $21,857,125 at December 31, 2022. The components of this decrease of $8,195,743 reflected below.

	2023	2022
Net cash used in operating activities	$(2,492,725)	$(2,072,715)
Net cash provided by investing activities	(6,067,051)	(1,332,827)
Net cash provided by (used in) financing activities	1,921,554	6,055,480
Exchange rate effect on cash and restricted cash	(1,557,521)	985,263
Net cash (outflow) inflow	$(8,195,743)	$3,635,201

We had current restricted cash of $0 and $1,289,051 as of December 31, 2023 and 2022, respectively. As legal proceedings have all been concluded, there are no restricted funds available as of December 31, 2023.

Short-term investments

During the years ended December 31, 2023 and 2022, the Company acquired equity securities of certain publicly listed companies through various open market transactions. The Company’s investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with changes in fair value recognized in earnings. Changes in fair value, including realized gain of approximately $0.44 million and unrealized loss of approximately $3.08 million for the year ended December 31, 2023. Changes in fair value, including realized gain of approximately $4.19 million and unrealized gain of approximately $0.03 million for the year ended December 31, 2022, which were included in “investment income” in the accompanying consolidated statements of operations and comprehensive loss.

Accounts receivable

Accounts receivable, net as of December 31, 2023 was $4,961, a decrease of $24,357 compared to $29,318 as of December 31, 2022. $6,408 and $29,421 allowance for credit losses was recorded for the years ended December 31, 2023 and 2022, respectively.

Inventories

As of December 31, 2023, our inventory balance was $0, a decrease of $987, or 100% compared to $987 as of December 31, 2022. The decrease is due to the discontinuation of our pet food manufacturing activities in 2023.

Due to related parties

As of December 31, 2023, the balances of due to related parties were $1,983,430, an increase of $1,927,683 compared to $55,747 on December 31, 2022. The balance of due to related parties represented expenses incurred by related parties in the ordinary course of business, expense paid by related parties on behalf of the Company as well as the loans the Company obtained from related parties for working capital purpose. The loans owed to the related parties are interest free, unsecured and repayable on demand.

Property, plant and equipment, net

Property, plant and equipment, net as of December 31, 2023 were $682,636, a decrease of $15,408 compared to $698,044, as of December 31, 2022. The decrease in balance of property, plant and equipment was mainly due to the provision of depreciation. Depreciation expense for the years ended December 31, 2023 and 2022 was $26,860 and $62,547, respectively.

Intangible assets, net

Intangible assets, net as of December 31, 2023 were $426,316, a decrease of $55,524 compared to $481,840 as of December 31, 2022. During the years ended December 31, 2023 and 2022, amortization expense amounted to $55,570 and $53,975, respectively.

Accounts payable

Accounts payable represents our commercial credit offered to the suppliers and notes payable was the bank acceptance notes to suppliers.

Accounts payable decreased by $31,074, to $460,776 as of December 31, 2023, from $491,850 as of December 31, 2022, mostly due to Far Ling’s supplier payables and rent.

Taxes payable

Taxes payable represents the accrued enterprise income tax at the year end.

Balance of taxes payable as of December 31, 2023 was $54,003 representing an increase decrease of $42,080, or 353%, compared with balance of $11,923 as of December 31, 2022.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

As of December 31, 2023, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Lease Obligations	$683,113	240,000	443,113	-	-

Total	$683,113	$240,000	$443,113	$-	$-

The Company has signed one lease agreement for restaurant premises. The remaining lease term of the Company’s leases ranges from approximately 3 years.

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

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded impairment loss on long-lived assets other than goodwill of $1,954, $6,833 and $217,257 and for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. The Company recorded impairment of goodwill of $0, $0, and $355,570 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period. The Company does not have finance lease arrangements as of December 31, 2023 and 2022.

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

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2023 and 2022, the Company recorded contract liabilities of $4,045 and $11,024, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2023, 2022 and 2021, the Company recognized $6,979, $6,970 and $163,074 of contract liabilities as revenue, respectively.

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

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2023	7.0827	7.0467
Year ended December 31, 2022	6.9646	6.7261

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2023	0.9012	0.9153
Year ended December 31, 2022	0.9383	0.9485

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

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning December 31, 2024. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In November 2023, the Financial Accounting Standards Board issued updated accounting guidance for Segment Reporting, effective January 1, 2024, with early adoption permitted. The updated guidance requires enhanced disclosures for significant expenses by reportable operating segment. Significant expense categories and amounts are those regularly provided to the chief operating decision maker (CODM) and included in the measure of a segment’s profit or loss. The updated guidance will also require us to disclose the title and position of our CODM, including an explanation of how our CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. We plan to adopt the new standard for the annual reporting period beginning April 1, 2024. The updated guidance is not expected to have a material impact to our consolidated financial statements.

In December 2023, the Financial Accounting Standards Board issued updated accounting guidance on Disclosures for Income Taxes, effective January 1, 2025, with early adoption permitted. The updated guidance requires additional disclosure and disaggregated information in the Income Tax Rate reconciliation using both percentages and reporting currency amounts, with additional qualitative explanations of individually significant reconciling items. The updated guidance also requires disclosure of the amount of income taxes paid (net of refunds received) disaggregated by jurisdictional categories (federal (national), state and foreign). We are currently assessing the updated guidance, however it is not expected to have a material impact to our consolidated financial statements.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.6% in 2023, 3.7% in 2022, and 1.1% in 2021.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of April 29, 2024:

Name	Age	Position
Dandan Liu	36	Chief Executive Officer, Class A Director
Feng Zhang	41	Chief Financial Officer, Class A Director
Caifen Zou(1) (2) (3)	59	Class B Director, independent
Qiu Li (1) (2) (3)	63	Class B Director, independent
Owens Meng (1) (2) (3)	46	Class C Director, independent

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

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

A director is not required to hold shares as a qualification to office.

B.	Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2023 and 2022 to our principal executive officers.

Name and principal position	Year	Salary ($)		Bonus ($)		Total Paid ($)
Dandan Liu	2023	95,000	(1)	1,998,457	(2)	2,093,457
CEO and director	2022	95,000	(1)	35,000		130,000

Feng Zhang	2023	58,000	(1)	-		58,000
CFO	2022	58,000	(1)	-		58,000

(1)	Includes $10,000 received as compensation for serving as a director.

(2)	Includes bonuses of $1,963,457 for the years 2019 to 2022.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Director Compensation

Directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We paid $10,000 compensation to each of our directors during each of the years ended December 31, 2023 and 2022.

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

Retirement Benefits

As of December 31, 2023, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Employment agreement with Dandan Liu, CEO

On August 1, 2022, TDH Holdings, Inc. renewed the employment agreement with Dandan Liu to serve in the role of Chief Executive Officer for the initial period of 3 years (commencing as of August 1, 2022 and terminating on July 31, 2025), which term may be automatically renewed for another 3 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Ms. Liu’s annual salary is USD 120,000 payable in 12 equal monthly installments until July 31, 2025. Ms. Liu may be eligible to receive an annual bonus in the amount of 10% of the growth in book value as of the last fiscal year end, subject to review of corporate performance goals set forth by the Compensation Committee. The Compensation Committee will have the sole discretion whether Ms. Liu is entitled to the bonus and the amount of the payment, if any. The employment agreement may be terminated by either party upon 60 days advance notice to the other party. The Company will reimburse Ms. Liu for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of her duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

Employment agreement with Feng Zhang, CFO

On January 4, 2024, TDH Holdings, Inc. renewed the employment agreement with Feng Zhang to serve in the role of Chief Financial Officer for the initial period of three years, (commencing as of January 4, 2024 and terminating on January 3, 2027). Under the terms of this agreement, Mr. Zhang’s annual salary is USD 48,000 payable in 12 equal monthly installments. The employment agreement may be terminated by either party upon 15-day advance notice to the other party. The Company will reimburse Mr. Zhang for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

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

	2021	2022	2023
Number of Employees	42	51	56

E.	Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of April 26, 2024 certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 10,323,268 shares issued and outstanding as of this Annual Report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing, PRC.

Name of Beneficial Owner	Shares Owned	Percentage
Dandan Liu	1,354,697	13.1%
Feng Zhang	—	—
Caifen Zou(1)	—	—
Qiu Li(1)	—	—
Owens Meng(1)	—	—

Directors & executive officers as a group (5 persons)	1,354,697	13.1%

Xiumei Lan	620,000	6.0%
Liping Gao	640,000	6.2%
Yanli Xu	580,000	5.6%
5% or Greater Shareholders as a group (2 persons)	1,840,000	17.8%

(1)	Independent director.

B.	Related Party Transactions

The related parties had transactions for the years ended December 31, 2023, 2022 and 2021 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2023
Dandan Liu	Chairman of the Board, Shareholder, Chief Executive Officer (“CEO”)

Rongfeng Cui	Former Chairman of the Board and Former CEO. Rongfeng Cui ceased to be the CEO of the Company effective August 2, 2019.

Rongbing Cui	Former Chief Financial Officer (“CFO”), Rongfeng Cui’s brother

Feng Zhang	CFO

Yanjuan Wang	Rongfeng Cui’s wife

Yan Fu	Former Sales Vice President

Yuxiang Qi	Dandan Liu’s mother

Tide (Shanghai) Industrial Co. Ltd.	Owned by Rongfeng Cui and Yanjuan Wang

Name of Related Party	Nature of Relationship at December 31, 2021
Qingdao Like Pet Supplies Co., Ltd.	Rongfeng Cui served as CEO, and Shuhua Cui, sister of Rongfeng Cui, served as the legal person. On May 26, 2016, both Rongfeng Cui and Shuhua Cui resigned from their positions, but still have significant influence on Like.

Qingdao Saike Environmental Technology Co., Ltd.	Owned by Rongfeng Cui and Yanjuan Wang

Huangdao Ding Ge Zhuang Kangkang Family Farm	Controlled by Rongfeng Cui’s father

TDH Group BVBA	A Belgium company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018

TDH JAPAN	A Japanese company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018. Dissolved in February 2021.

Qingdao Yinhe Jiutian Information Technology Co., Ltd.	Solely owned by Rongbing Cui

Huangdao Hanyinhe Software Development Center Co., Ltd.	Solely owned by Xiaomei Wang

Beijing Quanmin Chongai Information Technology Co., Ltd. (“Quanmin Chongai”)	Rongbing Cui serves as supervisor of Quanmin Chongai

LAI LINGS LENEXA	Raymond Ng is the son of Richard Ng
Products Inc.	Owned by Richard Ng
Bo Lings at Zona Rosa in the Northland	Owned by Richard Ng
Richard Ng	Richard owns 49% control of Far Ling’s Inc.

Due to related parties from continuing operations

Due to related parties consisted of the following:

	December 31,	December 31,
	2023	2022
Dandan Liu	1,963,457	-
Rongfeng Cui	-	33,624
Feng Zhang	-	22,123
Products Inc.	19,973	-
Total	$1,983,430	$55,747

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short term loans from related parties

	December 31,	December 31,
	2023	2022
Rongfeng Cui	$277,408	$266,451
Total	$277,408	$266,451

In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which payments of €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 were due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the years ended December 31, 2013, 2022 and 2021, such failure to pay may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short term loans – related parties as of December 31, 2023 and 2022. The Company is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time.

Modification of Loans from related party

In January 2018, the Company entered into a loan agreement with Dandan Liu. In May 2018, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019. As of Dec. 31, 2022, the loan had $69,566 of interest outstanding. In connection with the bankruptcy proceedings of Tiandijhui, on December 27, 2023, the Court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. Pursuant to the judgment and decision by the Court, loans payable plus accrued interest to be paid to Dandan Liu were not approved by the bankruptcy distribution plan. As a result, the loans are included in the loss from discontinued operation of Tiandihui for the year ended December 31, 2023.

In June 2018, the Company entered into a loan agreement with Yuxiang Qi. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019. Pursuant to the judgment and decision by the Court in connection with the bankruptcy distribution plan, only RMB 94,270 (approximately $13,284) in principal of the loan was approved by the court. The Company made the payment of RMB 94,270 (approximately $13,284) to Yuxiang Qi in December 2023.

The interest expenses for the loans from related parties amounted to $0, $0 and $29,581 for the years ended December 31, 2023, 2022 and 2021, respectively.

Accounts payable to related parties

	December 31,	December 31,
	2023	2022
Richard Ng	$-	$1,033
Total	$-	$1,033

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Since November 2019, the Company has been involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2022. These claims were substantially related to non-payment of wage payables, non-payment of vendor payables and non-payment of loans and notes payables. These legal proceedings led to, among others, the Company’s certain bank accounts and property, plant and equipment judicially frozen by the court as of December 31, 2022 and 2021. On March 13, 2021, the property and factory buildings above the land owned by Tiandihui were auctioned by the court for $5,098,461 (RMB 33.14 million). In 2021, we have paid RMB 3.73 million to substantially settle the labor arbitration cases with our former employees, and certain proceeds were used to repay the bank loans. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui., and it entered into bankruptcy proceedings. On December 27, 2023, the Court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. As a result, Tiandihui has been fully disposed as of December 31, 2023, and substantially all the material claims against Tiandihui that arose prior to the date of the bankruptcy completion were addressed. However, we may be subject to claims that were not discharged in the bankruptcy proceedings, if any. To the extent any pre-bankruptcy liability still remains, the ultimate resolution of such claims and other obligations may have a material adverse effect on our future operating results, profitability and financial condition.

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

We completed our initial public offering on September 21, 2017. Our Common Shares trade under the trading symbol “PETZ” on the NASDAQ Capital Market. As of April 26, 2024, there were approximately 14 holders of record of our Common Shares. This excludes our Common Shares owned by shareholders holding Common Shares under nominee security position listings. On April 26, 2024 the last sales price of our Common Shares as reported on the NASDAQ Capital Market was $1.17 per common share.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. Prior to Tiandihui’s final bankruptcy property distribution plan approved by the Court on December 27, 2023, the Company had short-term bank loans of $4,986,206 as of December 31, 20222, payable to several PRC financial institutions, which were also guaranteed corporately or personally. Tiandihui also pledged certain property and equipment as collateral to further guarantee these loans. As a result of the court approved bankruptcy property distribution plan, the Tiandihui’s liabilities addressed during the bankruptcy proceedings have been fully discharged as of December 31, 2023. As of December 31 2023, we did not carry any outstanding bank loans. In 2022, we had $211.45 million weighted average outstanding bank loans, with weighted average effective interest rate of 9.42%. In 2021, we had $2.69 million weighted average outstanding bank loans, with weighted average effective interest rate of 9.41%.

As of December 31, 2023, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been $0, lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

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

Our functional currency is the RMB, Euro and Yen, and our financial statements are presented in U.S. dollar. We mainly use RMB in domestic transaction, and the transaction settled with Euro and Yen are immaterial. The RMB depreciated against the U.S. dollar by1.69% in 2023 and depreciated against the U.S. dollar by 9.23% in 2022. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2023 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the Certifying Officers concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were not effective as of December 31, 2023.

The material weakness identified by our management include (i) a lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; and (ii) a lack of an effective review process which may lead to material audit adjustments to the financial statements.

In order to address the foregoing material weakness, we have put in place additional controls, including, among others, hiring and replacing certain management team members. Our CEO has established a new management team to deal with operation management challenges of the Company, and our CFO has been working on improving the Company’s financial and reporting functions. We also plan to hire more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. We also plan to set up an internal audit function to improve overall internal control. Our senior management will also hold internal meetings, discussions, trainings, and seminars on a monthly basis to review our financial statements and operational performance and to identify areas to improve our internal control procedures. Overall, the Company is working through and standardizing its business processes, instituting business procedures and adding controls and additional supervision, particularly, in the areas of control duties and data sharing and supervision so as to provide effective means of linking various functions and departments within the Company.

We intend to complete the remediation effort on or before the end of the 2024 fiscal year and will conduct periodic assessments of the state of the Company’s financial reporting measures and systems, as a whole.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on these evaluations, our management concluded that, due to the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2023.

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

ITEM 16B. CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, 6.tiandihui.com. The information on our corporate website is not a part of this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by YCM CPA INC. for the periods indicated:

	December 31, 2023	December 31, 2022
Audit Fees	$150,000	$160,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$150,000	$160,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchases of our securities were made by us or our affiliates in 2023.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICY

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will become applicable to the Company beginning in the full fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

The Company’s cybersecurity risk management program consists of:

i.	An overall strategy to develop, improve and maintain its cybersecurity processes, policies, and governance frameworks that have been integrated into our existing risk management framework

ii	Detailed set of cybersecurity policies and procedures

iii.	Investment in IT security and a cybersecurity team

iv.	Engaging external cybersecurity service providers

v	Robust training plan for all its employees

vi.	Governance - Board and management oversight

The underlying control framework of the Company’s cybersecurity program is based on recognized best practices and standards set by the U.S. National Institute of Standards and Technology, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover.

The Company has established policies and procedures for all key aspects of its cybersecurity program including an information security policy, password policy, incident management policy, third party security management policy, business continuity plans, cyber incident response plans and information security management system contingency plans. The Company has not engaged third-party experts to assist with assessing, identifying, and managing our cybersecurity risks.

As part of the Company’s cybersecurity strategy, it continues to expand its investments in IT security, including to identify and protect critical assets, strengthen, monitor and alert its information security management system and engage with cybersecurity experts. The Company holds regular cybersecurity meetings, to assess and manage cybersecurity threats and to provide cybersecurity updates to senior management and the Board of Directors.

The Board of Directors considers cybersecurity risk as part of its risk oversight function and oversees the Company’s cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The Board of Directors ensures allocation and prioritization of resources and overall strategic direction for cybersecurity and ensures alignment with the Company’s overall strategy.

To-date, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced undetected cybersecurity incidents.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description

2.1	Description of Registrant’s Securities.
3.1	Memorandum and Articles of Association. (1)
4.1	Form of Amended and Restated Warrant. (2)
10.1	Employment Agreement between the Registrant and its CEO. (3)
10.2	Employment Agreement between the Registrant and its CFO. (4)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics. (3)
21.1	List of Subsidiaries of the Registrant.
99.1	Charter of the Audit Committee. (3)
99.2	Charter of the Compensation Committee. (3)
99.3	Charter of the Nominating Committee. (3)
99.4	Press Release dated April 29, 2024.
97.1	Clawback Policy of TDH Holdings, Inc.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on June 14, 2022 and hereby incorporated by reference.

(2)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on July 18, 2023 and hereby incorporated by reference.

(3)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F, fled on April 25, 2023 and hereby incorporated by reference.

(4)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F, fled on April 29, 2022 and hereby incorporated by reference.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDH Holdings, Inc.

April 29, 2024	By:	/s/ Dandan Liu
		Name:	Dandan Liu
		Title:	Chief Executive Officer (Principal Executive Officer)

TDH Holdings, Inc.

April 29, 2024	By:	/s/ Feng Zhang
		Name:	Feng Zhang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

TDH HOLDINGS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of TDH Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TDH Holdings, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company records an accumulated deficit as of December 31, 2023, and reports continued net losses and negative cash flows from operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

April 29, 2024

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,661,382	$21,857,125
Short-term investments	13,317,882	9,922,366
Accounts receivable, net	4,961	29,318
Inventories, net	-	987
Prepayments and other current assets, net	237,052	130,623
Current assets held for sale associated with discontinued operation of Tiandihui	-	1,841,335
Total current assets	27,221,277	33,781,754
NON-CURRENT ASSETS
Property, plant and equipment, net	682,636	698,044
Intangible assets, net	426,316	481,840
Operating lease right-of-use assets	571,168	783,658
Non-current assets held for sale associated with discontinued operation of Tiandihui	-	768,101
Total non-current assets	1,680,120	2,731,643
Total assets	$28,901,397	$36,513,397

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$460,776	$491,850
Accounts payable - related parties	-	1,033
Advances from customers	4,045	11,024
Bank overdrafts	77,486	74,425
Short-term loans - related parties	277,408	266,451
Taxes payable	54,003	11,923
Due to related parties	1,983,430	55,747
Operating lease liabilities, current	219,917	212,814
Other current liabilities	311,979	1,212,420
Current liabilities held for sale associated with discontinued operation of Tiandihui	-	12,337,657
Total current liabilities	3,389,044	14,675,344
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	463,196	683,113
Non-current liabilities held for sale associated with discontinued operation of Tiandihui	-	1,037
Total liabilities	3,852,240	15,359,494
SHAREHOLDERS’ EQUITY :
Common shares ($0.02 par value; 50,000,000 shares authorized; 10,323,268 shares issued and outstanding at December 31, 2023 and 2022)	206,465	206,465
Additional paid-in capital	51,129,439	48,089,439
Statutory reserves	-	160,014
Accumulated deficit	(26,622,000)	(28,165,927)
Accumulated other comprehensive income (loss)	(95,066)	428,249
Total TDH Holdings, Inc. shareholders’ equity	24,618,838	20,718,240
Non-controlling interest	430,319	435,663
Total shareholders’ equity	25,049,157	21,153,903
Total liabilities and shareholders’ equity	$28,901,397	$36,513,397

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Years Ended December 31,
	2023	2022	2021
Net revenue	$3,175,809	$3,098,733	$1,081,095
Total revenue	3,175,809	3,098,733	1,081,095
Cost of revenue	2,146,215	2,046,200	769,967
Total cost of revenue	2,146,215	2,046,200	769,967
Gross profit	1,029,594	1,052,533	311,128
Operating expenses:
Selling expense	90,659	91,370	74,278
General and administrative expense	4,269,092	4,002,346	3,541,872
Stock-based compensation expense	3,040,000
Impairment of long-lived assets other than goodwill	-	6,833	-
Impairment of goodwill	-	-	355,570
Total operating expenses	7,399,751	4,100,549	3,971,720
Loss from operations	(6,370,157)	(3,048,016)	(3,660,592)
Interest expense (income)	(14,276)	43,081	(14,518)
Other income (expense)	493,040	37,909	(670,883)
Investment (loss) income, net	(2,644,576)	4,161,093	275,866
Total other (expenses) income	(2,165,812)	4,242,083	(409,535)
Income (loss) before income tax provision	(8,535,969)	1,194,067	(4,070,127)
Income tax provision		-	-
Net income (loss) from continuing operations	(8,535,969)	1,194,067	(4,070,127)
Net loss from discontinued operations of Tiandihui	(15,095,547)	(339,054)	(2,645,831)
Net (loss) income	(23,631,516)	855,013	(6,715,958)
Less: Net income (loss) attributable to non-controlling interest	(5,344)	51,313	(595,650)
Net income (loss) attributable to TDH Holdings, Inc.	$(23,626,172)	$803,700	$(6,120,308)
Comprehensive income (loss)
Net (loss) income	$(23,626,172)	$803,700	$(6,120,308)
Other comprehensive income (loss)
Foreign currency translation adjustment	(523,315)	888,951	(247,807)
Total comprehensive income (loss)	(24,149,487)	1,692,651	(6,368,115)
Less: Comprehensive income (loss) attributable to noncontrolling interest	(5,344)	51,313	(595,650)
Comprehensive income ( loss) attributable to TDH Holdings, Inc.	$(24,144,143)	$1,641,338	$(5,772,465)

Earnings (loss) per common share attributable to TDH Holdings, Inc.
Basic	$(2.29)	$0.10	$(1.17)
Diluted	$(2.29)	$0.10	$(1.17)
Weighted average common shares outstanding
Basic	10,323,268	8,019,208	5,218,681
Diluted	10,323,268	8,019,208	5,218,681

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Number of Shares*	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable		Statutory Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
Balance, December 31, 2020	2,292,500	$45,850	$21,963,570		$-	$160,014	$(22,849,319)	$(212,895)	$-	$(892,780)

Net Loss	-	-	-		-	-	(6,120,308)	-	(595,650)	(6,715,958)
Issuance of common stock	1,705,000	34,100	20,188,088		-	-	-	-	-	20,222,188
Warrants exercised for cashless	1,221,181	24,424	-		-	-	-	-	-	24,424
Foreign currency translation adjustment	-	-	-		-	-	-	(247,807)	-	(247,807)
Acquisition of non-controlling interest	-	-	-		-	-	-	-	980,000	980,000
Balance, December 31, 2021	5,218,681	$104,374	$42,151,658	$		$160,014	$(28,969,627)	$(460,702)	$384,350	$13,370,067

Net income	-	-	-		-	-	803,700	-	51,313	855,013
Issuance of common stock and warrants in private placements	4,000,000	80,000	5,937,781		-	-	-	-	-	6,017,781
Warrants exercised for cashless	1,104,587	22,091	-		-	-	-	-	-	22,091
Foreign currency translation adjustment	-	-	-		-	-	-	888,951	-	888,951
Balance, December 31, 2022	10,323,268	$206,465	$48,089,439		$-	$160,014	$(28,165,927)	$428,249	$435,663	$21,153,903

Net loss	-	-			-	-	(23,626,172)	-	(5,344)	(23,631,516)
Stock-based compensation expense			3,040,000							3,040,000
Adjustment to reflect the effect of disposal of Tiandihui and Chongaijiujiu	-	-	-		-	(160,014)	25,170,099	-	-	25,010,085
Foreign currency translation adjustment	-	-	-		-	-	-	(523,315)	-	(523,315)
Balance, December 31, 2023	10,323,268	206,465	51,129,439		-	-	(26,622,000)	(95,066)	(430,319)	25,049,157

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2023		2022		2021
Cash flows from operating activities
Net (loss) income		$(23,626,172)		$803,700		$(6,120,308)
Less: net (loss) income from discontinued operations		(15,095,547)		(339,054)		(2,645,831)
Net income (loss) from continuing operations		(8,530,625)		1,142,754		(3,474,477)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense		80,149		17,114		466,720
Fair value change of short-term investments		2,644,576		(4,161,093)		(495,265)
Impairment of goodwill		-		-		355,570
Impairment of long-lived assets other than goodwill		1,964		6,833		217,257
Inventory write-down		43,662		11,532		368,441
Allowance for doubtful accounts		22,674		7,210		2,168
Deferred income taxes		-		-		-
Loss (gain) on disposal of property, plant and equipment		13,275		153,983		(5,905,889)
Gain from operating lease contract modification		-		(408,198)		-
Amortization of operating lease right-of-use assets		212,480		205,295		438,063
Non-cash lease expense		-		-		(4,786,099)
Stock-based compensation		3,040,000		-		-
Changes in operating assets and liabilities:		-		-		(277,310)
Accounts receivable, net		47,022		2,733		127,057
Inventories, net		43,842		38,904		(368,246)
Operating lease liabilities		(203,739)		(195,626)		4,830,456
Operating lease liabilities – related parties		-		-		278,472
Advances to suppliers, net		(34,346)		8,197		(3,653)
Prepayments and other current assets, net		(10,418)		1,017,261		(1,029,552)
Accounts payable		(1,748)		(305,382)		64,427
Accounts payable - related parties		(1,033)		(132,081)		132,192
Interest payable		3,573		(411,112)		(12,787)
Interest payable - related parties		-		-		88,778
Notes payable		-		-		-
Taxes payable		(2,445)		(17,103)		15,331
Advances from customers		(6,974)		-		-
Advances from customer - related party		-		(13,799)		19,125
Deferred income tax liability		-		-		1,132
Other current liabilities		(887,302)		1,054,749		793,726
Net cash used in operating activities from continuing operations		(3,525,413)		(1,977,789)		(8,154,363)
Net cash provided by (used in) operating activities from discontinued operations		1,032,689		(94,926)		4,854,800
Net cash used in operating activities		$(2,492,725)		$(2,072,715)		$(3,299,563)
Cash flows from investing activities
Payments to acquire property, plant and equipment		(7,655)		-		-
Cash obtained from business acquisition		-		-		171,827
Payment for business acquisition		-		-		(1,020,000)
Purchase of short-term investments		(37,066,925)		(42,483,794)		(4,372,809)
Proceeds from sale of short-term investments		31,024,365		41,150,967		3,578,206
Leasehold Improvement		(16,836)		-		-
Net cash used in (provided by) investing activities from continuing operations		(6,067,051)		(1,332,827)		(1,642,776)
Net cash provided by investing activities from discontinued operations		-		-		-
Net cash provided by (used in) investing activities		(6,067,051)		(1,332,827)		(1,642,776)
Cash flows from financing activities
Proceeds from issuance of common shares		-		-		20,222,188
Purchase of noncontrolling interest		-		-		(100)
Collection of stock subscription receivable		-		6,017,781		-
Proceeds from related parties		-		22,410		4,085,071
Repayments to related parties		(6,774)		-		-
Proceeds from short-term loans		-		-		-
Repayments of short-term loans		-		-		1,458,040
Proceeds from short-term loans - related parties		-		-		-
Repayments of short-term loans - related parties		-		-		22,302
Payment to related party		1,928,329		15,829		(4,231,327)
Net cash provided by financing activities from continuing operations		1,921,554		6,055,480		21,556,174
Net cash provided by financing activities from discontinued operations		-		-		(3,604,117)
Net cash provided by financing activities		$1,921,554		$6,055,480		$17,952,057
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(1,557,522)		985,263		(247,807)
Net change in cash, cash equivalents and restricted cash		(8,195,743)		3,635,201		12,761,911
Cash, cash equivalents and restricted cash, beginning of the year		21,857,125		18,025,966		6,749,064
Cash, cash equivalents and restricted cash, end of the year		$13,661,382		$23,146,176		$19,510,975
Less: cash and restricted cash of discontinued operations at the end of the period		-		1,289,051		1,485,009
Cash and restricted cash of continued operations at the end of the period		$13,661,382		$21,857,125		$18,025,966

Supplemental cash flow information
Interest paid		$-		$-		$-
Income taxes paid		$-		$-		$-

Non-cash investing and financing activities
Liabilities assumed in connection with purchase of property, plant and equipment		$-		$-		$-
Notes payable reclassified to short-term loans	$		$		$
Short-term loans settled by transferring an equity investment to the creditor		$-		$-		$-
Cashless exercise of warrants	$			$22,091		$24,424
Right of use assets obtained in exchange for operating lease obligations		$-		$-		$5,158,944
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents		$13,661,382		$21,857,125		$18,025,966
Restricted cash		$-		$1,289,051		$1,485,009
Total cash, cash equivalents, and restricted cash		$13,661,382		$23,146,176		$19,510,975

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

Tiandihui was founded in Qingdao City, Shandong Province, People’s Republic of China (“PRC”) on April 22, 2002 as a limited liability company. As of December 31, 2022, Tiandihui had one wholly owned subsidiary: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (“Chongai Jiujiu”), which was incorporated on March 3, 2011, in Beijing City, PRC. Tiandihui and its wholly owned subsidiary are engaged in the business of development, manufacturing and sales of high quality petfood products under our own formula patents. Our products are produced at Tiandihui facility and sold to the pet owners in PRC and to the retailers and wholesalers throughout worldwide. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, Ltd., and it entered into bankruptcy proceedings. On December 27, 2023, the Court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. As a result, Tiandihui has been fully disposed as of December 31, 2023 (see Note 4).

On February 21, 2016, TDH HK entered into an equity transfer agreement with Rongfeng Cui and his wife Yanjuan Wang, the shareholders of Tiandihui at the time, to acquire 100% of the equity interests in Tiandihui (“reorganization”).

On July 19, 2016, Tiandihui acquired 100% shares of Chongai Jiujiu from Rongfeng Cui and Yanjuan Wang with a consideration of $87,849 (RMB610,000). The acquisition of Chongai Jiujiu is a transaction between entities under common control. Chongai Jiujiu had immaterial operations and suffered recurring operating losses since its inception. In December 2023, the Company transferred all its ownership interests in Chongai Jiujiu to a third party. The disposition of Chongai Jiujiu did not represent a strategic shift of the Company’s business due to the immateriality of its operations, accordingly, discontinued operations of Chongai Jiujiu are not included in these financial notes.

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

Discontinued operations

On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui and it entered into bankruptcy proceedings. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings werecompleted. As a result, Tiandihui has been fully disposed as of December 31, 2023.

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

In connection with the discontinued operations of a business, certain prior-year amounts have been reclassified for consistency with the current-year presentation. These reclassifications had no effect on the reported results of operations. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2022, while results of operations related to the discontinued operations, including comparatives, were reported as losses from discontinued operations for the years ended December 31, 2023, 2022 and 2021. Certain prior-year balance sheet accounts have been reclassified to conform to the current-year presentation.

Going Concern

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. For the year ended December 31, 2023, our revenue from the restaurant business segment only slightly increased by approximately $0.08 million as compared to 2022 and we reported a net loss of approximately $23.63 million and cash flows provided by operating activities of approximately $2.49 million in 2023. We discontinued our petfood business during the first quarter of 2023 and we fully disposed of Tiandihui in December 2023 as a result of the completion of the bankruptcy proceeding, and currently our revenue is substantially generated from the restaurant business segment. Our business turnaround depends, in part, on our ability to successfully introduce manage and acquire new restaurants. If we are not able to effectively manage and acquire new restaurants that successfully generate revenue, we may not be able to grow and maintain our business as anticipated, and our sales may decline and our future business, financial condition and results of operations may be materially adversely affected. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date that our consolidated financial statements are issued.

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

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2023	7.0827	7.0467
Year ended December 31, 2022	6.9646	6.7261

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2023	0.9012	0.9153
Year ended December 31, 2022	0.9383	0.9485

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

Restricted Cash

Restricted cash mainly represents bank deposits judicially frozen by the court as a result of Tiandihui’s bankruptcy proceedings as of December 31, 2022. Restricted cash amounted to $1,289,051 and was included in “current assets held for sales associated with discontinued operation of Tiandihui” as of December 31, 2022. As a result of the completion of Tiandihui’s bankruptcy proceedings, there was no such balance as of December 31, 2023 (see Note 4).

Short-term Investments

Starting March 2020 and throughout the years ended December 31, 2021, 2022 and 2023, TDH Holdings invested in equity securities of certain publicly listed companies through various open market transactions. The investments in marketable securities are managed and operated by an asset management company. Pursuant to the asset management agreement, for the period from March 1, 2020 to December 31, 2023, the asset management company is entitled to 25% of total realized gain if certain condition is met.

TDH Holdings’ investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings. Changes in fair value, including realized gain of approximately $0.44 million and unrealized loss of approximately $3.08 million for the year ended December 31, 2023. Changes in fair value, including realized gain of approximately $4.19 million and unrealized gain of approximately $0.03 million for the year ended December 31, 2022. Changes in fair value, including realized gain of approximately $0.07 million and unrealized gain of approximately $0.5 million for the year ended December 31, 2021, which were included in “investment income” in the accompanying consolidated statements of operations and comprehensive loss.

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

Non-controlling interest

As of December 31, 2023 and 2022, non-controlling interest represents 49% of the equity interest in Far Ling’s Inc. owned by minority shareholder, which is not under the Company’s control.

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

Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Estimated useful lives are as follows:

Machinery equipment	5 - 20 years
Electronic equipment	5 - 10 years
Office equipment	5 - 10 years
Leasehold improvement	Shorter of the lease term or estimated useful life
Buildings	20 years

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

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded impairment loss on long-lived assets other than goodwill of $1,954, $6,833 and $217,257 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. Given the Company’s net loss position, the Company recorded impairment of goodwill of $0, $0 and $335,570 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2023 and 2022 and indicates the fair value hierarchy of the valuation.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observation Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Publicly listed equity securities
As of December 31, 2023	$13,317,882	-	-	13,317,882
As of December 31, 2022	$9,922,366	-	-	9,922,366

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

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period. The Company does not have finance lease arrangements as of December 31, 2023 and 2022. See Note 15 for further discussion.

Earnings (Loss) per Share

Basic earnings (loss) per common share is computed by dividing net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the sum of the weighted average number of common shares outstanding and dilutive potential common shares during the period. Potentially dilutive common shares consist of common shares warrants using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive. There were no diluted shares for the years ended December 31, 2023, 2022 and 2021.

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

The allowance for sales returns recorded by the Company was $0, $0 million and $0 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Company does not provide rebate, pricing protection or any other concessions to its customers.

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

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2023 and 2022, the Company recorded contract liabilities of $4,045 and $11,024, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2023, 2022 and 2021, the Company recognized $6,979, $6,970 and $163,074 of contract liabilities as revenue, respectively.

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

Shipping and handling expenses amounted to $475, $1,828 and $4,864 for the years ended December 31, 2023, 2022 and 2021, respectively.

Advertising costs amounted to $90,637, $93,197 and $22,019 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Comprehensive Income (Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Components of comprehensive income (loss) include net income (loss) and foreign currency translation adjustment. As of December 31, 2023, 2022 and 2021, the only component of accumulated other comprehensive income (loss) was foreign currency translation adjustment.

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

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only two operating segments as of December 31, 2023 (see Note 14).

Recently Issued Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform, (Topic 848). The amendments in Topic 848 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. Topic 848 can be applied by all entities as of the beginning of the interim period that includes March 12, 2020, or any date thereafter, and entities may elect to apply the amendments prospectively through December 31, 2022. The Company did not utilize the optional expedients and exceptions provided by this standard during the year ended December 31, 2023. The Company is evaluating the impact of this standard on its consolidated financial statements and disclosures.

Note 3 – BUSINESS COMBINATION

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

In connection with the acquisition, the Company recognized the intangible assets (mainly include Bo Ling’s Chinese Restaurant, Inc.’s brand name) of $532,895 and goodwill of approximately $355,570.

There was no impairment of Bo Ling’s intangible assets during the years ended December 31, 2023 and 2022.

The amounts of revenue and net income (loss) of Far Ling’s Inc. and Bo Ling’s Chinese Restaurant, Inc. as included in the Company’s consolidated statement of operations for the years ended December 31, 2023 , 2022 and 2021 are as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2022	From acquisition date to December 31, 2021

Net revenue	$3,175,055	$3,074,007	$606,463

Net income (loss)	$-10,905	$104,720	$-1,215,613

Note 4 – DISCONTINUED OPERATION

The Company’s subsidiary, Tiandihui, was mainly engaged in the development, manufacture and sale of petfood in China and other regions. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. On December 27, 2023, the Court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. As a result, Tiandihui has been fully disposed as of December 31, 2023 and all the material claims against Tiandihui that arose prior to the date of the completion of Tiandihui’s bankruptcy proceedingwere resolved.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2022, while results of operations related to the discontinued operations for the years ended December 31, 2022 and 2021, were reported as income (loss) from discontinued operations.

Prior to the final bankruptcy property distribution plan approved by the Court on December 27, 2023, Tiandihui had short-term bank loans of $4,986,206 as of December 31, 2022, payable to several PRC financial institutions, which were also corporately or personally guaranteed.Tiandihui also pledged certain property and equipment as collateral to further guarantee these loans. As a result of the Court approved bankruptcy property distribution plan, Tiandihui’s liabilities arising from the bankruptcy proceedings were fully discharged as of December 31, 2023. The Company recorded a loss from the disposition of Tiandihui in the amount of $15,095,547 for the year ended December 31, 2023.

The results of discontinued operations for years ended December 31, 2023, 2022 and 2021 are as follows:

	For the Years Ended December 31,
	2023	2022	2021
Revenue	$-	$159	$10,794
Cost of revenues	-	(5,260)	(342,496)
Gross profit	-	(5,101)	(331,02)
Operating expenses	(138,263)	(140,073)	(621,760)
(Loss) income from discontinued operations	(138,263)	(145,174)	(953,462)
Other income (expense), net	(14,957,284)	(193,880)	(1,692,369)
(Loss) income before tax	(15,095,547)	(339,054)	(2,645,831)
Net (loss) income from discontinued operations	$(15,095,547)	$(339,054)	$(2,645,831)

Note 5 – ACCOUNTS RECEIVABLE, NET AND ACCOUNTS RECEIVABLE-RELATED PARTIES, NET

Accounts receivable, net consisted of the following:

	December 31, 2023	December 31, 2022
Accounts receivable	$11,369	$58,739
Less: Allowance for credit losses	(6,408)	(29,421)
Accounts receivable, net	$4,961	$29,318

The changes in allowance for credit losses consisted of the following:

	For the Years Ended December 31,
	2023	2022	2021
Balance, beginning of the year	$29,421	$19,221	$16,656
Provision for credit losses	(22,782)	11,642	2,168
Write-off uncollectable accounts receivable	-	-	-
Translation adjustment	(231)	(1,442)	397
Balance, end of the year	$6,408	$29,421	$19,221

Note 6 – INVENTORIES

As of December 31, 2023 and 2022, inventories consisted of the following:

	December 31, 2023	December 31, 2022
Raw materials	$26,413	$27,069
Work in process	-	-
Finished goods	-	43,707
Total	26,413	70,776
Inventory write-down	(26,413)	(69,789)
Translation adjustments	-	-
Inventories, net	$-	$987

The Company recorded write-down of potentially obsolete or slow-moving inventories of $0, $226 and $216,325 for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 7 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2023 and 2022, property, plant and equipment consisted of the following:

	December 31,	December 31,
	2023	2022
Machinery equipment	$3,550	$7,524
Electronic equipment		17,784
Office equipment	16,854	6,088
Leasehold improvement	13,743
Buildings	735,795	735,795
Total property, plant and equipment	769,924	767,190
Less: accumulated depreciation	(87,288)	(62,547)
Less: impairment loss	-	(6,599)
Translation adjustments	-	-
Property, plant and equipment, net	$682,636	$698,044

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $26.860, $62,547 and $31,095, respectively.

Note 8 – INTANGIBLE ASSETS

	December 31, 2023	December 31, 2022
Intangible assets- brand name	$533,816	$535,815
Accumulated amortization	(107,500)	(53,975)
Intangible assets, net	$426,316	$481,840

The intangible assets mainly include Bo Ling’s Chinese Restaurant, Inc.’s brand name to attract customers and bring in increased revenue to benefit the Company.

During the years ended December 31, 2023, 2022 and 2021, amortization expense amounted to $55,524, $34,507 and $28,253, respectively.

Estimated future amortization expense is as follows:

Years ended December 31,	Amortization expense
2024	$53,290
2025	53,290
2026	53,290
2027	53,290
2028	53,290
Thereafter	159,866
$426,316

Note 9 – OTHER CURRENT LIABILITIES

Other current liabilities mainly consist of interest payable, wages payable and other payables. Wages payable include salaries and bonuses of employees.

	As of December 31,
	2023	2022
Other Payables	$196,050	$1,061,162
Interest Payable	3,574	-
Wages Payable	112,355	151,258
Total	$311,979	$1,212,420

Note 10 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2023, 2022 and 2021 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2023
Dandan Liu	Chairman of the Board, Shareholder, Chief Executive Officer (“CEO”)

Rongfeng Cui	Former Chairman of the Board and Former CEO. Rongfeng Cui ceased to be the CEO of the Company effective August 2, 2019.

Rongbing Cui	Former Chief Financial Officer (“CFO”), Rongfeng Cui’s brother

Feng Zhang	CFO

Yanjuan Wang	Rongfeng Cui’s wife

Yan Fu	Former Sales Vice President

Yuxiang Qi	Dandan Liu’s mother

Tide (Shanghai) Industrial Co. Ltd.	Owned by Rongfeng Cui and Yanjuan Wang

Qingdao Like Pet Supplies Co., Ltd.	Rongfeng Cui served as CEO, and Shuhua Cui, sister of Rongfeng Cui, served as the legal person. On May 26, 2016, both Rongfeng Cui and Shuhua Cui resigned from their positions, but still have significant influence on Like.

Qingdao Saike Environmental Technology Co., Ltd. (“Saike”)	Owned by Rongfeng Cui and Yanjuan Wang

Huangdao Ding Ge Zhuang Kangkang Family Farm	Controlled by Rongfeng Cui’s father

TDH Group BVBA	A Belgium company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018

TDH JAPAN	A Japanese company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly owned subsidiary of the Company since November 30, 2018. Dissolved in February 2021.

Qingdao Yinhe Jiutian Information Technology Co., Ltd.	Solely owned by Rongbing Cui

Huangdao Hanyinhe Software Development Center Co., Ltd.	Solely owned by Xiaomei Wang

Beijing Quanmin Chongai Information Technology Co., Ltd. (“Quanmin Chongai”)	Rongbing Cui serves as supervisor of Quanmin Chongai

LAI LINGS LENEXA	Raymond Ng is the son of Richard Ng
Products Inc.	Owned by Richard Ng
Bo Lings at Zona Rosa in the Northland	Owned by Richard Ng
Richard Ng	Richard owns 49% control of Far Ling’s Inc.

Due to related parties from continuing operations

Due to related parties consisted of the following:

	December 31,	December 31,
	2023	2022
Dandan Liu	1,963,457	-
Rongfeng Cui	-	33,624
Feng Zhang	-	22,123
Products Inc.	19,973	-
Total	$1,983,430	$55,747

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short-term loans from related parties

	December 31,	December 31,
	2023	2022
Rongfeng Cui	$277,408	$266,451
Total	$277,408	$266,451

In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long-term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which payments of €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 were due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the years ended December 31, 2023, 2022 and 2021, such failure to pay may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short-term loans – related parties as of December 31, 2023 and 2022. The Company is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time.

Modification of Loans from related party

In January 2018, the Company entered into a loan agreement with Dandan Liu. In May 2018, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019. As of Dec. 31, 2022, the loan had $69,566 of interest outstanding. In connection with the bankruptcy proceedings of Tiandijhui, on December 27, 2023, the Court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. Pursuant to the judgment and decision by the Court, loans payable plus accrued interest to be paid to Dandan Liu were not approved by the bankruptcy distribution plan. As a result, the loans are included in the loss from discontinued operation of Tiandihui for the year ended December 31, 2023.

In June 2018, the Company entered into a loan agreement with Yuxiang Qi. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among others, reclassify unpaid interest payable to the principal of the loan, resulting in an increase of principal from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019. Pursuant to the judgment and decision by the Court in connection with the bankruptcy distribution plan, only RMB 94,270 (approximately $13,284) in principal of the loan was approved by the court. The Company made the payment of RMB 94,270 (approximately $13,284) to Yuxiang Qi in December 2023.

The interest expenses for the loans from related parties amounted to $0, $0 and $29,581 for the years ended December 31, 2023, 2022 and 2021, respectively.

Accounts payable to related parties

	December 31,	December 31,
	2023	2022
Richard Ng	$-	$1,033
Total	$-	$1,033

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

United State

The Company’s subsidiary, TDH Income, is incorporated in the State of Nevada and is subject to the United States Federal income tax at a statutory rate of 21%. On October 31, 2021, TDH Income acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. The Company’s subsidiary, Ruby21Noland, is incorporated in the State of Missouri. For the subsidiaries and entities incorporated in the United States listed above, they are subject to the United States Federal income tax at a statutory rate of 21%. However, no provision for the U.S. Federal income tax has been made as TDH Income Corporation, Ruby21Noland LLC, Far Ling’s Inc. and Bo Ling’s Chinese Restaurant, Inc. had no taxable income in this jurisdiction for the reporting periods.

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

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2023	2022	2021
United states income tax rate	21.00%	21.00%	21.00%
HK statutory income tax rate	16.50%	16.50%	16.50%
PRC statutory income tax rate difference	0.00%	8.50%	8.50%
Effect of additional deduction on R&D expense and salary for disabled workers	0.00%	0.00%	0.00%
Effect of expenses not deductible for tax purposes	0.00%	-17.41%	-17.38%
Valuation allowance recognized with respect to the loss in subsidiaries	-37.50%	-28.59%	-28.52%
Other	-0.00%	0.00%	-0.10%
Total	-%	-%	-%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2023 and 2022.

Deferred tax assets and liabilities as of December 31, 2023 and 2022 are composed of the following:

	As of December 31,
	2023	2022
Deferred tax assets, non-current
Net operating loss carrying forward	$-	$6,356,742
Total deferred tax assets
Valuation allowance	-	(6,356,742)
Total deferred tax assets	$-	$-

Note 12 – STOCKHOLDERS’ EQUITY

Common shares

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

On September 30, 2021, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell to the investors an aggregate of 500,000 of its common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) at purchase price of $17.80 per share (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split). The registered direct Offering closed on September 30, 2021 and the Company received approximately $8.2 million net proceeds from the issuance of 500,000) common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) to investors, after deducting placement agent fees and estimated offering expenses.

On November 3, 2021, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell to the investors an aggregate of 750,000 its common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) at purchase price of $12.80 per share (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split). The registered direct offering closed on November 3, 2021 and the Company received approximately $8.9 million net proceeds from the issuance of 750,000 common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) to investors, after deducting placement agent fees and estimated offering expenses.

On June 14, 2022, our Board approved to effect a reverse stock split of our common shares at the ratio of one-for-twenty with the market effective date of June 14, 2022. The objective of the reverse stock split was to enable our Company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. As a result of the reverse stock split, each twenty common shares outstanding automatically combined and converted to one issued and outstanding common share without any action on the part of the shareholder. As a result of this stock reverse split, all common stocks issued prior to June 14, 2022 have been retrospectively restated and reflected in the consolidated financial statements.

On July 26, 2022, we completed a private placement of securities, and entered into a securities purchase agreement with eight accredited investors pursuant to which we sold to the investors an aggregate 4,000,000 of our common shares, at a price of $1.50 per share and warrants at a price of $0.01 per warrant to purchase up to an aggregate 4,000,000 of our common shares, for gross proceeds of $6,040,000 and received net proceeds of $6,017,781 after deducting fees and expenses related to the transaction. The warrants have an exercise price of $2.44 per share, and a term of two years.  The warrants are immediately exercisable upon issuance and have a cashless exercise feature. The securities were sold without registration under the Securities Act of 1933 in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and rules promulgated under the Securities Act as sales to accredited investors. The Company’s intention was to use the proceeds of this offering for working capital and general working purposes.

Investor warrants

In connection with the Company’s registered direct offering as consummated on September 30, 2021, pursuant to the securities purchase agreement, the Company also agreed to sell to the investors warrants exercisable for an aggregate of 1,000,000 of its common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split), with warrant purchase price of $0.01 per warrant. The warrants were exercisable immediately as of the date of issuance at an exercise price of $41.20 per share (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) and expired twenty-four (24) months from the date of issuance. The warrants were also be exercised on a cashless basis.

In addition, in connection with the Company’s registered direct offering as consummated on November 3, 2021, pursuant to the securities purchase agreement, the Company also agreed to sell to the investors warrants exercisable for an aggregate of 1,500,000 of its common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split), with warrant purchase price of $0.01 per warrant. The warrants were exercisable immediately as of the date of issuance at an exercise price of $29.40 per share (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) and expired twenty-four (24) months from the date of issuance. The warrants were also be exercised on a cashless basis.

As of December 31, 2021, 2,500,000 warrants (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) were issued and outstanding and 1,528,000 warrants (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) have been exercised on the cashless basis in exchange for 1,221,181 of the Company’s common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) and the Company did not receive any proceeds from the exercise of these warrants. An, additional 972,00 warrants (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) were exercised on a cashless basis in January 2022 in exchange for 1,104,587 of the Company’s common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split).

For the above-mentioned investor warrants, the Company couldcompel the exercise of the warrants if the closing price of the Company’s common shares exceeded$6.00 for ten (10) consecutive trading days commencing six (6) months after issuance. The exercisability of the warrants was limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 9.99% of the Company’s common shares. As of the date of this Annual Report, all investor warrants issued in the September and November 2021 registered direct offerings have been exercised and none remain outstanding.

On July 26, 2022, in connection with our private placement of securities as mentioned above, in which we sold to the investors an aggregate 4,000,000 of our common shares, at a price of $1.50 per share and warrants at a price of $0.01 per warrant to purchase up to an aggregate 4,000,000 of our common shares, for gross proceeds of $6,040,000. The warrants have an exercise price of $2.44 per share, and with an original term of two years.  The warrants were immediately exercisable upon issuance and have a cashless exercise feature. On July 11, 2023, the Company and investors agreed to extend the exercise period of the warrants to July 26, 2027. The Company recorded additional stock compensation expense of $3,040,000 for the year ended December 31, 2023 related to this modification. The Company estimates the fair value of the warrants issued using the Black-Scholes option pricing model and assumptions used in calculating the fair value represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

The fair value of the warrants were estimated using the following assumptions:

July 11, 2023
Exercise price	$2.44
Stock Price	$1.28
Term (in years)	4.04
Volatility	115.59% -166.99%
Risk-free interest rate	4.52%
Dividend yield	0

The following table summarizes the investor warrants activities for the years ended December 31, 2023, 2022 and 2021 was as follows:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Outstanding, December 31, 2020	-	-	-
Granted	50,000,000	$34.20	2.00
Exercised	(30,560,000)	34.20	1.87
Exercisable, December 31, 2021	19,440,000	$32.60	1.75
Granted	4,000,000	2.44	2.00
Exercised	(19,440,000)	32.60	0.75
Outstanding, December 31, 2022	4,000,000	$2.44	1.68
Outstanding, December 31, 2023	4,000,000	$2.44	3.57
Exercisable, December 31, 2023	4,000,000	$2.44	3.57

Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to set aside at least 10% of their respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. As of December 31, 2022, the Company had statutory reserve in the amount of $160,014. In connection with the bankruptcy determination and disposition of Tiandihui as disclosed in Note 4, the prior year recorded statutory reserve of $160,014 was written off. As of December 31, 2023, the balance of statutory reserve was $0.

Restricted net assets

As a result of the PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted included additional paid-in capital and statutory reserves of the Company’s PRC subsidiaries.

In connection with the bankruptcy determination and disposition of Tiandihui as disclosed in Note 4, prior year restricted assets associated with Tiandihui were written off. As of December 31, 2023 and 2022, total restricted net assets were $2,900,000 and $14,666,369, respectively.

Note 13 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Customers

For the years ended December 31, 2023, 2022 and 2021，no single customer accounted for more than 10% of the Company’s net revenue, respectively. As of December 31, 2023 and 2022, no single customer accounted for more than 10% of the Company’s total outstanding accounts receivable balance, respectively.

Suppliers

For the years ended December 31, 2022, 2021 and 2020, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2023		2022		2021
Supplier D	*	%	*	%	*	%
Supplier E	*	%	*	%	*	%
Supplier F	*	%	*	%	*	%
Supplier G	*	%	*	%	35.57%
Supplier H	28.24%		28.29%		*	%
Supplier I	26.58%		20.37%		*	%
Supplier J	22.81%		18.61%		*	%
Supplier K	15.98%		15.69%		*	%

*	Less than 10%

As of December 31, 2023, no single supplier accounted for more than 10% of the Company’s total accounts payable. As of December 31, 2022, Supplier G’s balance accounted for 39.87% of the Company’s total accounts payable.

Note 14 – SEGMENT AND REVENUE ANALYSIS

The company is mainly engaged in restaurant operations.

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

Certain entity-wide disclosures relating to revenues for the years ended December 31, 2023, 2022 and 2021 are as follows:

	For the year ended December 31, 2023
	Petfood sales	Restaurant business	Total
Revenue from continuing operations	$754	$3,175,055	$3,175,809
Net (loss) income from continuing operations	$(8,525,064)	(10,905)	$(8,535,969)
Net loss from discontinued operations	$(15,095,547)	-	$(15,095,547)
Total Net (loss) income	$(23,620,611)	$(10,905)	$(23,631,516)
Depreciation and amortization	$74,056	$4,210	$78,266
Total assets	$27,591,002	$1,310,395	$28,901,397

	For the year ended December 31, 2022
	Petfood sales	Restaurant business	Total
Revenue from continuing operations	$24,726	$3,074,007	$3,098,733
Net (loss) income from continuing operations	$1,089,347	104,720	$1,194,067
Net loss from discontinued operations	$(339,054)	-	$(339,054)
Total Net income	$750,293	$104,720	$855,013
Depreciation and amortization	$62,164	$54,358	$116,522
Total assets	$34,480,238	$1,502,768	$36,513,397

	For the year ended December 31, 2021
	Petfood sales	Restaurant business	Total
Revenue from continuing operations	$474,632	$606,463	$1,081,095
Net loss from continuing operations	$(2,854,514)	$(1,215,613)	$(4,070,127)
Net loss from discontinued operations	$(2,645,831)	$-	$(2,645,831)
Total Net loss	$(5,500,345)	$(1,215,613)	$(6,715,958)
Depreciation and amortization	$395,094	$13,646	$408,740
Total assets	$26,969,867	$5,078,090	$32,047,957

The net revenue generated from different marketing channels consists of the following:

	For the Years Ended December 31,
	2023	2022	2021
Overseas sales	$-	-	134,896
Domestic sales	754	25,849	308,267
Electronic commerce	-	-	34,590
Restaurant revenue	3,175,055	3,074,007	606,463
Less: Sale tax and addition	-	(1,123)	(3,121)
Total net revenue from continuing operations	$3,175,809	3,098,733	1,081,095

The net revenue generated from different product lines and services is set forth as following:

	For the Years Ended December 31,
	2023	2022	2021
Pet chews	$-	8,367	46,112
Dried pet snacks	-	8,005	293,325
Wet canned petfood	-	1,290	10,760
Dental health snacks	-	550	6,127
Baked pet biscuits	-	-	-
Restaurant revenue	3,175,055	3,074,007	606,463
Others	754	7,637	121,429
Less: Sales tax and addition	-	(1,123)	(3,121)
Total net revenue from continuing operations	$3,175,809	3,098,733	1,081,095

The net revenue generated from different countries is set forth as following:

	For the Years Ended December 31,
	2023	2022	2021
South Korea	$-	-	37,320
China	754	25,849	342,857
United Kingdom	-	-	-
Germany	-	-	-
U.S.	3,175,055	3,074,007	606,463
Other countries	-	-	97,576
Less: Sales tax and addition	-	(1,123)	(3,121)
Total net revenue from continuing operations	$3,175,809	3,098,733	1,081,095

“Other countries” are comprised of all countries whose revenue, individually, was less than 10% of the Company’s total revenue.

The Company’s long-lived assets associated with restaurant business operations are located in the United States.

Note 15 – OPERATING LEASES

The company has signed one lease agreement for office premises and restaurant premises. On October 6, 2010, Far Ling Restaurant entered into a lease agreement with the landlord to lease the space for the restaurant for 15 years and six months, which can be renewed for 10 years.

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

As a result of the above mentioned lease modification, the remaining lease term of the Company’s leases ranges from approximately 3 years. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

Other lease related expenses amounted to $60,975 for repair and maintenance, $4,680 for parking, and $92,686 for water utility for the year ended December 31, 2023.

The components of lease expense were as follows:

	For the Years Ended December 31,
	2023	2022	2021
Operating lease cost	$212,480	$214,959	$85,481
Short-term lease costs	-	-	-
Total lease cost	$212,480	$214,959	$85,481

Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases	$240,000	$42,484	$10,075

Weighted-average remaining lease term	3.0 years	4.0 years	14.2 years
Weighted-average discount rate	3.50%	3.50%	3.75%

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2023	2022
Operating lease right-of-use assets	$571,168	$783,658
Total lease right-of-use assets	571,168	783,658

Operating lease liabilities, current	219,917	212,814
Operating lease liabilities, non-current	463,196	683,113
Total operating lease liabilities	$683,113	$895,927

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2023:

2024	240,000
2025	240,000
2026	240,000
Total	720,000
Less imputed interest	(36,887)
Total operating lease liabilities	$683,113

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

On December 27, 2023, the Court announced that the bankruptcy property distribution plan of Qingdao Tiandihui Foodstuffs Co., Ltd. had been implemented and the bankruptcy proceedings had completed. As a result, Tiandihui has been fully disposed as of December 31, 2023, and substantially all the material claims against Tiandihui that arose prior to the date of the bankruptcy completion were addressed, including the loan payable to Gaochuang.

CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Since November 2019, the Company has been involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2022. These claims are substantially related to non-payment of wage payables, non-payment of vendor payables and non-payment of loans and notes payables. These legal proceedings led to, among others actions, certain of the Tianddihui’s bank accounts and property, plant and equipment judicially frozen by the court as of December 31, 2022 and 2021. On March 13, 2021, the land and factory buildings above the land owned by Tiandihui. were actioned by the court for $5,098,461 (RMB 33.14 million). In 2021, we paid RMB3.73 million to substantially settle the labor arbitration cases with our former employees, and certain proceeds were used to repay the bank loans. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui and it entered into bankruptcy proceedings. On December 27, 2023, the Court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. As a result, Tiandihui has been fully disposed as of December 31, 2023, and s all the material claims against Tiandihui that arose prior to the date of the completion of it bankruptcy proceedings were resolved. However, we may be subject to claims that were not discharged in the bankruptcy proceedings, if any. To the extent any pre-bankruptcy liability still remains, the ultimate resolution of such claims and other obligations may have a material adverse effect on our future operating results, profitability and financial condition.

In addition, the Company has historically incurred losses and it is uncertain whether the Company may continue to incur losses in the future. As a result of the discontinued operations of the pet food business as disclosed above, if the Company is unable to successfully manage its restaurant business or acquire new business, the Company may be unable to sustain or increase its profitability in the future.

Note 17 – Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2023 to the date these audited consolidated financial statements were issued, and has determined that it does not have any material events to disclose.