Form 20-F
period 2024-12-31
TDH Holdings, Inc.
filed 2025-04-28
CIK 1684425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Tel: +86-10-6500-8528

(Address of principal executive offices)

Dandan Liu, Chief Executive Officer
c/o Beijing Wenxin Co., Ltd.

Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing

People’s Republic of China

Tel: +86-10-6500-8528

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

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to TDH Holdings, Inc., a British Virgin Islands company;

●	TDH HK Limited, a Hong Kong company wholly owned by TDH Holdings, Inc.;

●	TDH Foods Limited, a Hong Kong company wholly owned by TDH Holdings, Inc.;

●	TDH Group BVBA, a Belgium company wholly owned by TDH Holdings, Inc;

●	TDH Income Corporation, a Nevada corporation wholly owned by TDH Holdings Inc.;

●	Ruby21Noland LLC, a Missouri corporation wholly owned by TDH Income Corporation;

●	HARDEES2470 LLC, a Missouri corporation wholly owned by TDH Income Corporation;

●	Far Ling’s Inc., a Missouri corporation, the Company sold its 51% equity interest in Far Ling’s Inc. to a third party in June 2024;

●	Bo Ling’s Chinese Restaurant, Inc., a Missouri corporation, the Company sold its 100% equity interest in Bo Ling’s Chinese Restaurant, Inc. to third parties in June 2024.

●	Qingdao Tiandihui Foodstuffs Co., Ltd. (“Tiandihui”), a Chinese limited liability company

●	Qingdao Tiandihui Pet Foodstuffs Co., Ltd., a Chinese limited liability company wholly owned by TDH Foods Limited;

●	Qingdao Tiandihui Foodstuffs Sales Co., Ltd., a Chinese limited liability company wholly owned by Qingdao Tiandihui Pet Foodstuffs Co., Ltd.;

●	Beijing Wenxin Company, Ltd., a Chinese limited liability company wholly owned by TDH Holdings, Inc.;

●	Qingdao Chihong Information Consulting Co., Ltd., a Chinese limited liability company wholly owned by Beijing Wenxin Company, Ltd.;

●	Vigour Management Limited, a British Virgin Islands company wholly-owned by TDH Holdings, INC.;

●	Hengzhuo Investment Limited, a Hong Kong company in which Vigour Management Limited owns 90% of its equity interest;

●	Beijing Ruihe Commercial Management Co., Ltd., a Chinese limited liability company wholly owned by Hengzhuo Investment Limited;

●	Beijing Ruihe Space Commercial Management Co., Ltd., a Chinese limited liability company wholly owned by Beijing Ruihe Commercial Management Co., Ltd.;

●	Beijing Jingshi Commercial Management Co., Ltd., a Chinese limited liability company in which Beijing Wenxin Company. Ltd. owns 60% of its equity interest;

●	Beijing Jingshi Space Commercial Management Co., Ltd., a Chinese limited liability company wholly owned by Beijing Jingshi Commercial Management Co., Ltd.;

●	“shares” and “common shares” refer to our shares, $0.02 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB” and “Renminbi” are to the legal currency of China, all references to “USD” and “U.S. Dollars” are to the legal currency of the United States, and all references to “Euro” and “€” are to the legal currency of Belgium.

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

Risks related to our business. See “Risk Factors – Risks Related to Our Business”

Risk and uncertainties related to our business include, but are not limited to, the following:

●	We have historically incurred recurring losses and it is uncertain whether we may continue to incur losses in the future.

●	We discontinued our restaurant segment, and the turnaround of our business depends, in part, on our ability to successfully generate revenue in the commercial real estate management business.

●	We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

●	We do not maintain key man life insurance on any of our senior management or key personnel.

●	While we are not aware of any data breach in the past, cyber-attacks, computer viruses or any future failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information could result in a data breach which could materially adversely affect our reputation, financial condition and operating results.

Risks related to our commercial property management business. See “Risk Factors – Risks Related to the Commercial Property Management Business”

Risk and uncertainties related to our commercial property management business include, but are not limited to, the following:

●	In order to grow we need to continue to acquire investment properties. The acquisition of investment properties may be subject to competitive pressures.

●	Negative market conditions or adverse events affecting our existing or potential tenants, or the industries in which they operate, could have an adverse impact on our ability to attract new tenants, re-lease space, collect rent or renew leases, which could adversely affect our cash flow from operations and inhibit growth.

●	We face potential adverse effects from tenant bankruptcies or insolvencies. .

●	We may not be able to lease newly developed properties and renew leases and relet space at existing properties.

●	Construction and redevelopment projects are subject to risks that materially increase the costs of completion.

●	Our portfolio of properties are dependent upon regional and local economic conditions and are geographically concentrated in Missouri, United States and Beijing, China, which may cause us to be more susceptible to adverse developments in those markets than if we owned a more geographically diverse portfolio.

●	We face significant competition in the leasing market, which may decrease or prevent increases of the occupancy and rental rates of our properties.

●	We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, causing our financial condition, results of operations, and cash flow, to be adversely affected.

●	The actual rents we receive for the properties in our portfolio may be less than our asking rents, which could negatively impact our ability to generate cash flow growth.

●	We may not be able to rebuild our existing properties to their existing specifications if we experience a substantial or comprehensive loss of such properties.

●	Acquired properties may expose us to unknown liability.

●	As a property owner, we may be subject to unknown environmental liabilities.

●	Real estate ownership is subject to particular conditions that may have a negative impact on our revenue.

●	Real estate property investments are illiquid. We may not be able to acquire or dispose of properties when desired or on favorable terms.

●	Our acquisition of additional properties may have a significant effect on our business, liquidity, financial position and/or results of operations.

●	Property and/or value-added taxes may increase without notice.

●	Because we invest in properties located in the PRC, we are exposed to additional risks.

●	The direct and indirect impact on us and our tenants from severe weather, flooding, and other effects of climate change, and the economic and reputational impacts of the transition to non-carbon based energy, could adversely affect our financial condition, operating results, and cash flows.

●	Our success is materially dependent upon the tenants’ financial stability.

Risks related to Doing Business in China. See “Risk Factors – Risks Related to Doing Business in China”

Risk and uncertainties related to doing business in China include, but are not limited to, the following:

●	Because of our corporate structure, we as well as the investors are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations.

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Common Shares.

●	Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the Chinese Securities Regulatory Commission (the “CSRC”) for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Common Shares to investors and could cause the value of our Common Shares to significantly decline or become worthless.

●	We are required to file with the CSRC and may be subject to the approval of, filing or other procedures with other Chinese regulatory authorities in connection with securities offerings under PRC law, and we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.

●	We may be liable for improper use or appropriation of personal information provided by our customers.

●	Since our operations and some of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

●	We hold certain of our cash balances in RMB in uninsured bank accounts in China.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Fluctuation of the Renminbi may indirectly affect our financial condition by affecting the volume of cross-border money flow.

●	We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

●	If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

●	Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

●	Governmental control of currency conversion may affect the value of your investment.

●	PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

●	Changes in PRC’s political and economic policies could harm our business.

v

●	If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

●	Because the majority of our operations are located in the PRC, information about our operations is not readily available from independent third-party sources.

●	Failure to comply with PRC laws and regulations related to labor and employee benefits may subject us to penalties or additional cost.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

●	Our business may be materially and adversely affected if any of our PRC subsidiaries declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors.

Risks related to the Ownership of our Common Shares. See “Risk Factors – Risks Related to the Ownership of our Common Shares”

Risk and uncertainties related to ownership of our Commons Shares include, but are not limited to, the following:

●	We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the PRC.

●	Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing.

●	The Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing.

●	If our financial condition deteriorates as a NASDAQ listed company, we may not meet continued listing standards on the NASDAQ Capital Market.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	The market price of shares may be volatile, which could cause the value of your investment to decline.

●	If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares may decline.

●	As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

●	British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

●	The laws of the British Virgin Islands may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if the shareholders are dissatisfied with the conduct of our affairs.

●	We may not be able to pay any dividends on our shares in the future due to British Virgin Islands law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

Before you decide to purchase our Common Shares, you should understand the high degree of risk involved. You should carefully consider the following risks and other information in this report, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Common Shares could decline, perhaps significantly.

Risks Related to Our Business

We have historically incurred recurring losses and it is uncertain whether we may continue to incur losses in the future.

Historically, we reported recurring losses of approximately $23.63 million for the year ended December 31, 2023. However, we fully discontinued our restaurant business segment in June 2024 and currently our revenue is substantially generated from our commercial real estate management business. Because the commercial real estate property management business is a newly added business line, our revenue from the commercial real estate management business segment only slightly increased by approximately $0.56 million as compared to 2023. Although we reported a net income of approximately $2.68 million for the year ended December 31, 2024, some of our income was generated from investment income. For our continuing business operations, we still reported a loss from operations of approximately $1.83 million for the year ended December 31, 2024. Our business turnaround currently depends, in part, on our ability to successfully manage, acquire and lease new commercial properties. If we are not able to effectively manage, acquire and lease new commercial properties that successfully generate revenue, we may not be able to grow and maintain our business as anticipated. If we are unable to successfully take necessary steps, we may be unable to sustain or increase our profitability in the future.

We discontinued our restaurant segment, and the turnaround of our business depends, in part, on our ability to successfully generate revenue in the commercial real estate management business.

We discontinued our restaurant business during the second quarter of 2024 when TDH Income sold its 51% equity interest in Far Ling’s Inc. and 100% equity interests in Bo Ling’s Chinese Restaurant, Inc. Our decision to discontinue our restaurant business was driven largely by higher costs and its historical performance and expected business forecasts.

We are now focusing on commercial real estate management business. Our turnaround depends, in part, on our ability to successfully acquire and/or sublet new commercial properties. This, in turn, depends on our ability to predict and respond to evolving tenant trends, demands and preferences. The management and acquisition of commercial properties involves considerable costs. If we are not able to effectively manage and/or acquire new commercial properties that successfully generate revenue, we may not be able to grow and maintain our business as anticipated, and our revenue may decline and our business, financial condition and results of operations may be materially adversely affected.

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

Risks Related to the Commercial Property Management Business

In order to grow we need to continue to acquire investment properties. The acquisition of investment properties may be subject to competitive pressures.

We face competition in the acquisition and operation of our properties. We expect competition from businesses, individuals, fiduciary accounts and plans, and other entities engaged in real estate investment and financing. This competition may result in a higher cost for properties we wish to purchase.

Negative market conditions or adverse events affecting our existing or potential tenants, or the industries in which they operate, could have an adverse impact on our ability to attract new tenants, re-lease space, collect rent or renew leases, which could adversely affect our cash flow from operations and inhibit growth.

Cash flow from operations depends in part on our ability to lease space to our tenants on economically favorable terms and to collect rent from our clients on a timely basis. We could be adversely affected by various facts and events over which we have limited or no control, such as:

●	Lack of demand in areas where our properties are located;

●	Inability to retain existing tenants and attract new tenants;

●	Oversupply of space and changes in market rental rates;

●	Declines in our tenants’ creditworthiness and ability to pay rent, which may be affected by their operations (including as a result from changes in consumer behaviors or preferences impacting our tenants operations), economic downturns and competition within their industries from other operators;

●	Defaults by and bankruptcies of tenants, failure of tenants to pay rent on a timely basis, or failure of our tenants to comply with their contractual obligations;

●	Changes in laws, rules or regulations that negatively impact clients or our properties;

●	Epidemics, pandemics or outbreaks of illness, disease or virus that affect countries or regions in which our tenants or in which our properties are located;

●	Changes in consumer behaviors (e.g., decrease in discretionary consumer spending), preferences or demographics impacting our tenants’ operations;

●	Supply chain disruptions;

●	Economic or physical decline of the areas where the properties are located; and

●	Deterioration of physical condition of our properties.

If our tenants do not renew their leases as they expire, we may not be able to rent or sell the properties. Leases that are renewed, and some new leases for properties that are re-leased, may have terms that are less economically favorable than expiring lease terms, or may require us to incur significant costs, such as renovations, improvements on behalf of the tenant or lease transaction costs. Negative market conditions may cause us to sell vacant properties for less than their carrying value, which could result in impairments. Any of these events could adversely affect our cash flow from operations and our ability to make distributions to our stockholders and service our indebtedness. A significant portion of the costs of owning and leasing property, such as real estate taxes, insurance and maintenance, are not necessarily reduced when circumstances cause a decrease in rental revenue from the properties. In a weakened financial condition, our tenants may not be able to pay these costs of ownership and we may be unable to recover these operating expenses from them.

We face potential adverse effects from tenant bankruptcies or insolvencies.

Bankruptcy filings or insolvencies by tenants can occur regularly in the course of our operations. Most of our tenants are individuals or individual businesses, and we cannot be sure that they will avoid the risk of insolvency. However, in accordance with the Regulation on Individual Businesses (2016), and General Rules of the Civil Law (2017) in the PRC, the debts of an individual business shall be secured with the individual’s property if the business is operated by an individual and with the household’s property. Our tenant leases also provide that we are entitled to terminate the lease if the tenant cannot make rental payments to us in a timely manner, as well as to claim all pre-bankruptcy balances due under the lease, fines for delayed payments, the security deposit, and any related damages. A bankruptcy filing by, or relating to, one of our tenants would bar all efforts by us to collect pre-bankruptcy debts from that tenant, or from their property, unless we receive an order permitting us to do so from the court. In addition, we cannot be sure that their property is adequate to satisfy their debt. A bankrupt tenant may not vacate its space in a timely manner, and we may be unable to re-lease the vacated space during that time at attractive rates, or at all. Furthermore, we may be required to incur significant expense in replacing the bankrupt tenant. If the tenant is a corporation, according to the Enterprise Bankruptcy Law of the PRC (2006), all pre-bankruptcy balances due under the lease are classified as common bankruptcy claims, which shall be satisfied after other secured claims such as employees’ wages and welfares, and unpaid taxes are repaid from the bankruptcy estate. In addition, common bankruptcy claims are repaid in the same percentage as all other holders of the common bankruptcy claims, if the bankruptcy estate assets are not sufficient to satisfy all common bankruptcy claims in full. As a result, it is likely that we would recover substantially less than the full value of any claims we hold. We continually seek to re-lease vacant spaces resulting from tenant terminations. The bankruptcy or insolvency of a tenant may make the re-leasing of their space difficult and costly, and it also may be more difficult to lease the remainder of the space at the affected properties. Future tenant bankruptcies may impact our ability to successfully execute our re-leasing strategy and could materially and adversely affect us.

We may not be able to lease newly developed properties and renew leases and relet space at existing properties.

We may not be able to lease new properties to an appropriate mix of tenants. Also, when leases for our existing properties expire, the premises may not be relet or the terms of reletting, including the cost of allowances and concessions to tenants, may be less favorable than the current lease terms. To the extent that our leasing goals are not achieved, we could be materially and adversely affected.

Construction and redevelopment projects are subject to risks that materially increase the costs of completion.

When we decide to redevelop existing properties, we will be subject to risks and uncertainties associated with construction and redevelopment. These risks include, but are not limited to, risks related to obtaining all necessary zoning, land-use, building occupancy and other governmental permits and authorizations, risks related to the environmental concerns of government entities or community groups, risks related to changes in economic and market conditions between redevelopment commencement and stabilization, risks related to construction labor disruptions, adverse weather, acts of God or shortages of materials which could cause construction delays and risks related to increases in the cost of labor and materials which could cause construction costs to be greater than projected and adversely impact our results of operations or financial condition.

Our portfolio of properties are dependent upon regional and local economic conditions and are geographically concentrated in Missouri, United States and Beijing, China, which may cause us to be more susceptible to adverse developments in those markets than if we owned a more geographically diverse portfolio.

Our properties are located in Missouri, United States and Beijing, China, which exposes us to greater economic risks than if we owned a more geographically diverse portfolio. If there is a downturn in the economy in our markets, our operations and our revenue could be materially adversely affected. Our operations may also be affected if competing properties are built in our markets. Moreover, submarkets within our markets may be dependent upon a limited number of industries. Any adverse economic or real estate developments in Missouri and Beijing, China, or any decrease in demand for retail space resulting from the regulatory environment, business climate or energy or fiscal problems, could adversely impact our financial condition, results of operations, cash flow, and our ability to satisfy our debt service obligations.

We face significant competition in the leasing market, which may decrease or prevent increases of the occupancy and rental rates of our properties.

We compete with numerous developers, owners and operators of real estate, many of which own properties similar to ours in the same submarkets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. As a result, our financial condition, results of operations, and cash flow could be adversely affected.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, causing our financial condition, results of operations, and cash flow, to be adversely affected.

To the extent adverse economic conditions continue in the real estate market and demand for leased space falls, we expect that, upon expiration of leases at our properties, we may be required to make rent or other concessions to tenants, accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases, which could cause an adverse effect to our financial condition, results of operations, and cash flow.

The actual rents we receive for the properties in our portfolio may be less than our asking rents, which could negatively impact our ability to generate cash flow growth.

As a result of various factors, including competitive pricing pressure and adverse conditions in our markets, and a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize the asking rents across of our properties. In addition, the degree of discrepancy between our asking rents and the actual rents we are able to obtain may vary both from property to property and among different leased spaces within a single property. If we are unable to obtain rental rates that are on average comparable to our asking rents of our properties, then our ability to generate cash flow growth will be negatively impacted. In addition, depending on asking rental rates at any given time as compared to expiring leases in our properties, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases.

We may not be able to rebuild our existing properties to their existing specifications if we experience a substantial or comprehensive loss of such properties.

In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. Further, reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. Environmental and legal restrictions could also restrict the rebuilding of our properties.

Acquired properties may expose us to unknown liability.

We may acquire properties or invest in joint ventures that own properties subject to liabilities and without any recourse, or with only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle or contest it, which could adversely affect our results of operations and cash flow. Unknown liabilities with respect to acquired properties might include:

●	liabilities for clean-up of undisclosed environmental contamination;

●	claims by clients, vendors or other persons against the former owners of the properties;

●	liabilities incurred in the ordinary course of business; and

●	claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

As a property owner, we may be subject to unknown environmental liabilities.

Investments in real property can create a potential for environmental liability. An owner of property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We can face such liability regardless of our knowledge of the contamination; the timing of the contamination; the cause of the contamination; or the party responsible for the contamination of the property.

The presence of hazardous substances on a property may adversely affect our client’s ability to continue to operate that property or our ability to lease or sell that property and we may incur substantial remediation costs or third-party liability claims. Although our leases generally require our clients to operate in compliance with all applicable laws, ordinances and regulations, and to indemnify us against any environmental liabilities arising from the clients’ activities on the properties, we could nevertheless be subject to liability, including strict liability, by virtue of our leasehold and/or ownership interest. There also can be no assurance that our clients could or would satisfy their indemnification obligations under their leases. The discovery of environmental liabilities attached to our properties could have an adverse effect on our results of operations, our financial condition, or our ability to make distributions to stockholders and to pay the principal of and interest on our debt securities and other indebtedness.

Real estate ownership is subject to particular conditions that may have a negative impact on our revenue.

We are subject to all of the inherent risks associated with the ownership of real estate. In particular, we face the risk that rental revenue from our properties may be insufficient to cover all corporate operating expenses, debt service payments on indebtedness we incur, and any distributions on our common shares. Additional real estate ownership risks include:

●	Adverse changes in general or local economic conditions;

●	Changes in supply of, or demand for, similar or competing properties;

●	Changes in interest rates and operating expenses (including energy costs, shortages and rationing);

●	Competition within an industry and for our clients;

●	Changes in market rents;

●	Inability to lease properties upon termination of existing leases;

●	Renewal of leases at lower rental rates;

●	Inability to collect rental revenue from our clients due to financial hardship, including bankruptcy;

●	Changes in tax, real estate, zoning and environmental laws that may have an adverse impact upon the value of real estate;

●	Uninsured property liability;

●	Property damage or casualty losses;

●	Unexpected expenditures for capital improvements, including requirements to bring properties into compliance with applicable federal, state and local laws;

●	The need to periodically renovate and repair our properties;

●	Risks assumed as manager for development or redevelopment projects;

●	Physical or weather-related damage to properties;

●	The potential risk of functional obsolescence of properties over time;

●	Acts of terrorism and war;

●	Changes in consumer behaviors, preferences or demographics;

●	The impacts of climate change; and

●	Acts of God and other factors beyond the control of our management.

Real estate property investments are illiquid. We may not be able to acquire or dispose of properties when desired or on favorable terms.

Real estate investments are relatively illiquid. Our ability to quickly buy, sell or exchange any of our properties in response to changes in economic and other conditions will be limited and U.S. and PRC tax and regulatory regimes and authorities may impose or have the effect of restricting or limiting our ability to sell properties. No assurances can be given that we will recognize full value, at a price and at terms that are acceptable to us, for any property that we are required to sell for liquidity reasons. Our inability to respond rapidly to changes in the performance of our investments could adversely affect our financial condition and results of operations.

Our acquisition of additional properties may have a significant effect on our business, liquidity, financial position and/or results of operations.

Our future success will depend, in part, upon our ability to manage our acquisitions, and expansion opportunities under prevailing market conditions. We are engaged in the process of identifying, analyzing, underwriting, and negotiating possible acquisition transactions. We cannot provide any assurances that we will be successful in consummating future acquisitions on favorable terms or that we will realize expected cash yields, operating efficiencies, cost savings, revenue enhancements, synergies, or other benefits. Our inability to consummate one or more acquisitions on such terms, our failure to adequately underwrite and identify risks and obligations when acquiring properties, or our failure to realize the intended benefits from one or more acquisitions, could have a significant adverse effect on our business, liquidity, financial position and/or results of operations, including as a result of our incurrence of additional indebtedness and related interest expense and our assumption of unforeseen contingent liabilities in connection with completed acquisitions.

Property and/or value-added taxes may increase without notice.

Real estate property taxes and/or value-added taxes on our properties (including properties we develop or acquire) may increase as property tax rates change and as those properties are assessed or reassessed by tax authorities. An increase real estate property and/or value-added taxes could adversely affect our financial condition and results of operations.

Because we invest in properties located in the PRC, we are exposed to additional risks.

We have invested, and may continue to invest, in properties located in the PRC. These investments may be affected by factors particular to the local jurisdiction where the property is located and may expose us to additional risks, including:

●	enactment of laws relating to foreign ownership of property (including expropriation of investments), or laws and regulations relating to our ability to repatriate invested capital, profits, or cash and cash equivalents back to the United States;

●	legal systems where the ability to enforce contractual rights and remedies may be more limited than under U.S. law;

●	difficulty in complying with conflicting obligations in various jurisdictions and the burden of observing a variety of evolving foreign laws, regulations, and governmental rules and policies, which may be more stringent than U.S. laws and regulations (including land use, zoning, environmental, financial, and privacy laws and regulations);

●	tax requirements vary by country and existing foreign tax laws and interpretations may change, which may result in additional taxes on our international investments;

●	increased energy and commodity prices in the PRC;

●	foreign exchange rates; and

●	geopolitical and military conflict risk and adverse market conditions caused by changes in national or regional economic or political conditions, including the ongoing conflict between Russia and Ukraine, rising tensions between China and Taiwan and the conflict in the Middle East (which may impact relative interest rates, the terms or availability of debt financing, customers’ ability and willingness to renew agreements, make payments, and enter into new agreements, and energy costs).

The failure of our compliance and internal control systems to properly mitigate such additional risks, or of our operating infrastructure to support such international investments, could result in operational failures, regulatory fines, or other governmental sanctions. Failure to comply with applicable requirements may expose us, our operating subsidiaries, or the entities we manage to additional liabilities.

In addition, the lack of publicly available information in certain jurisdictions could impair our ability to analyze transactions and may cause us to forego an investment opportunity. It may also impair our ability to receive timely and accurate financial information from tenants necessary to meet reporting obligations to financial institutions or governmental and regulatory agencies.

We are also subject to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar because we translate revenue denominated in foreign currency into U.S. dollars for our financial statements (our principal exposure is to the euro). Our results of our foreign operations are adversely affected by a stronger U.S. dollar relative to foreign currencies (i.e., absent other considerations, a stronger U.S. dollar will reduce both our revenues and our expenses).

The direct and indirect impact on us and our tenants from severe weather, flooding, and other effects of climate change, and the economic and reputational impacts of the transition to non-carbon based energy, could adversely affect our financial condition, operating results, and cash flows.

The adverse impacts from hurricanes, water shortages, changing sea levels, flooding, wildfires and other severe weather conditions are likely to worsen as a result of climate change. These events may result in property damage and closures and may adversely impact the operations of our tenants. Even if these events do not directly impact our properties, they may impact us and our tenants through increases in insurance, energy or other costs. In addition, the ongoing transition to non-carbon based energy presents certain risks for us and our tenants, including risks related to high energy costs and energy shortages, among other things. Changes in laws or regulations, including federal, state, or local laws, relating to climate change could result in increased capital expenditures to improve the energy efficiency of our properties.

Our success is materially dependent upon our tenants’ financial stability.

The success of our investments is materially dependent on the financial stability of our tenants. Revenues from several of our tenants/guarantors constitute a significant percentage of our lease revenues. Lease payment defaults by tenants could negatively impact our net income and reduce the amounts available for distribution to stockholders.

Risks Related to Doing Business in China

Because of our corporate structure, we as well as the investors are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation regulatory review of overseas listing of PRC companies through a special purpose vehicle. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies including the CSRC if we fail to comply with their rules and regulations. Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

Our PRC subsidiaries are located in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategical allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. Furthermore, any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our properties and services. Such developments could adversely affect our businesses, lead to reduction in demand for our properties and services and adversely affect our competitive position.

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

We are required to file with the CSRC and may be subject to the approval of, filing or other procedures with other Chinese regulatory authorities in connection with securities offerings under PRC law, and we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.

The Chinese government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in mainland China could be undermined if our Chinese subsidiaries and consolidated entities are not able to obtain or maintain approvals to operate in mainland China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

As of the date of this Annual Report, we are required to submit filings to the CSRC in connection with the future issuance of our equity securities to foreign investors. As there are uncertainties with respect to the Chinese legal system and changes in laws, regulations and policies, including how those laws, regulations and policies will be interpreted or implemented, there can be no assurance that we will not be subject to additional requirements, approvals, or permissions in the future. We are required to obtain certain approvals from Chinese authorities in order to operate our Chinese subsidiaries.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, appear to require that offshore special purpose vehicles, controlled by Chinese companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of Chinese domestic companies or assets in exchange for the shares of the offshore special purpose vehicles, obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. Further, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted in addition to the Cyber Security Law and Data Security Law.

Additionally, the Draft Rules, if declared into effect, will implement a new regulatory framework requiring China-based companies such as us to submit filings to CSRC in connection with the issuance of equity securities to foreign investors. The instructions on the Draft Rules released by the CSRC suggest that companies already listed on overseas exchanges will be exempt, such that prior offerings will not need to be filed with the CSRC. However, if the Draft Rules are declared into effect, we may be required to submit filings to the CSRC in connection with any future offerings, including follow-on offerings, secondary offerings or other shelf offerings, within three working days following the completion of any such offering(s).

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure investors that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities, and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims.

If our Chinese subsidiaries or consolidated entities do not receive or maintain approvals or inadvertently conclude that approvals needed for their business are not required or if there are changes in applicable laws (including regulations) or interpretations of laws and our Chinese subsidiaries or consolidated entities are required but unable to obtain approvals in the future, then such changes or need for approvals (if not obtained) could adversely affect the operations of our Chinese subsidiaries or consolidated entities, including limiting or prohibiting the ability of our Chinese subsidiaries or consolidated entities to operate, and the value of our common shares could significantly decline or become worthless.

To operate our general business activities currently conducted in mainland China, each of our Chinese subsidiaries and consolidated entities is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our Chinese subsidiaries and consolidated entities has obtained a valid business license from the local counterpart of the SAMR, and no application for any such license has been denied.

As of the date of this Annual Report, we have not received any inquiry, notice, warning or sanction regarding obtaining approval, completing filing or other procedures in connection with issuing securities to foreign investors from the CSRC or any other Chinese regulatory authorities that have jurisdiction over our operations. Based on the above and our understanding of the Chinese laws and regulations currently in effect, we were not required to submit an application to the CSRC or any other Chinese regulatory authorities for issuing securities to foreign investors. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities, and we cannot assure you that the relevant Chinese regulatory authorities, including the CSRC, would reach the same conclusion as us. If it is determined in the future that the approval of, filing or other procedure with the CSRC or any other regulatory authority is required for issuing our securities to foreign investors, it is uncertain whether we will be able and how long it will take for us to obtain the approval or complete the filing or other procedure, despite our best efforts. If we, for any reason, are unable to obtain or complete, or experience significant delays in obtaining or completing, the requisite relevant approval(s), filing or other procedure(s), we may face sanctions by the CSRC or other Chinese regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from our public offerings into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our shares. In addition, if the CSRC or other regulatory authorities later promulgate new rules requiring that we obtain their approvals or complete filing or other procedures for any future public offerings, we may be unable to obtain a waiver of such requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such a requirement could have a material adverse effect on the trading price of our shares, including potentially making those shares worthless.

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

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020, was amended on December 28, 2021, and became effective on February 15, 2022. According to the Cybersecurity Review Measures, (i) operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security; (ii) online platform operators who are engaged in data processing are also subject to the regulatory scope; (iii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (iv) online platform operators holding more than one million users/users’ individual information and seeking a listing outside China shall file for cybersecurity review; and (v) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

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

We maintain certain of our cash with various banks located in mainland China. Cash maintained in banks within the People’s Republic of China of less than RMB 0.5 million (equivalent to $72,149) per bank are covered by “Deposit Insurance Regulation” promulgated by the State Council of the People’s Republic of China. Our cash accounts maintained in China are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or escrow agent.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” adopted by six PRC regulatory agencies in 2006 and amended in 2009, and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from WFOE. The October 8, 2016 Provisional Measures for Filling Administration of Establishment and Changes of Foreign-Investment Enterprise (the “Establishment and Changes Provision”) promulgated by the PRC Ministry of Commerce and was amended on July 30, 2017, regulates the recordation procedures with respect to the establishment and changes of a foreign-invested enterprise which do not fall within the scope of special administration measures for foreign investment admission as stipulated by the state; for those entities that do fall within the regulatory reach of special administration measures must go through approval procedures according to relevant laws and regulations governing foreign investment. We do not believe that such measures will have any impact on our income derived from payment from our WFOE because:

●	We do not fall within the scope of special access administrative measures for foreign investment admission as stipulated by the state and therefore are not required to go through approval procedures.

●	The Establishment and Changes Provision regulates the recordation procedures relating to the establishment and changes of a foreign-invested enterprise, which including but not limited to: (i) the changes of company name, registered address, duration of operation, business scope, registered capital, total investment, shareholders, merger, division and termination of the enterprise; and (ii) the corporate name change, domicile or place of incorporation, subscribed capital, investment period. Based on the foregoing and our current corporate structure, our income is derived from payment from our WFOE, but the Establishment and Changes Provisions do not regulate our origin of income or dividend policy and therefore will not have any impact on our dividend distribution.

Shortages in the availability of foreign currency may restrict the ability of WFOE to remit sufficient foreign currency to pay dividends or other payments to us or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC SAFE by complying with certain procedural requirements. However, approval from appropriate PRC government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

Because the majority of our operations are located in the PRC, information about our operations is not readily available from independent third-party sources.

Our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. Because the majority of our operations will continue to be conducted in the PRC and shareholders may have difficulty in obtaining information about them from sources other than the companies themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

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

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. Under a revised securities law that became effective on March 1, 2020, Article 177 provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

Our business may be materially and adversely affected if any of our PRC subsidiaries declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold certain assets that are important to our business operations. If any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to the SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective May 13, 2013, if any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, prior approval from the SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters.

Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management body of TDH Holdings, Inc. is within the territory of China, TDH Holdings, Inc may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Up to the date of this report, TDH Holdings, Inc has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law.

Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares.

The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent that our income is received in Renminbi, shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the SAFE implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China or Hong Kong and adversely affect our business as well as your investment.

As of the date of this prospectus, we are not aware of other material restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed, or on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

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

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals.

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

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended December 31, 2024 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and was last inspected by the PCAOB in March 2023. According to our auditor, the PCAOB will conduct regular inspections. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit YCM CPA INC. to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determinations so that we will be subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCA Act. The recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq Capital Market or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

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

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended December 31, 2024 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and was last inspected by the PCAOB in March 2023. According to our auditor, the PCAOB will conduct regular inspections.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Currently we have not established and maintained effective disclosure controls and procedures. In addition, there are material weaknesses in our internal control over financial reporting. Specifically, the material weakness identified by our management include (i) a lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; and (ii) a lack of an effective review process which may lead to material audit adjustments to the financial statements. In order to address the foregoing material weakness, we have put in place additional controls, including, among others, hiring and replacing certain management team members. Our CEO has established a new management team to deal with operation management challenges of the Company, and our CFO has been working on improving the Company’s financial and reporting functions. We also plan to hire more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Overall, the Company is working through and standardizing its business processes, instituting business procedures and adding controls and additional supervision, particularly, in the areas of control duties and data sharing and supervision so as to provide effective means of linking various functions and departments within the Company. As of the date of this annual report, we have not fully addressed the above-referenced weaknesses. However, we have made progress in implementing remedial measures, specifically:

●	We have hired two additional mid-level financial staff in late 2024, one of whom has been staffed in our financial reporting unit. In addition, we have identified two potential candidates with U.S. Certified Public Accountant qualifications and related experience and skills for senior financial roles. We expect to hire at least one candidate prior to June 30, 2025. In the interim, we will continue using an external consultant to assist us in financial reporting;

●	Since January 2024, the management team, including our chief executive officer, our chief financial officer, and other management team members have held internal meetings, discussions, trainings, and seminars on a monthly basis to review our financial statements and operational performance and to identify areas to improve our internal control procedures;

●	We are actively seeking an external consulting firm to assist us in setting up our financial and system control framework. We expect to engage a qualified firm to complete the setup of our financial and system control framework by December 31, 2025.

We plan to fully implement the above-referenced measures prior to December 31, 2025.

However, if we are unable to resolve material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2004 (as amended), referred to below as the “BVI Act”, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

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

On April 22, 2002 Tiandihui was incorporated in Qingdao City, PRC. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui and it entered into bankruptcy proceedings. On December 27, 2023, the Court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. As a result, Tiandihui was fully disposed as of December 31, 2023.

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

On June 9, 2021, Ruby21Noland LLC (“Ruby21Noland”) was incorporated in Missouri. Ruby21Noland is a wholly owned subsidiary of TDH Income.

On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc. In June 2024, the Company transferred all its ownership interests in Far Ling’s Inc to a third party.

On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. In June 2024, the Company transferred all its ownership interests in Bo Ling’s Chinese Restaurant, Inc to a third party.

On January 22, 2022, Beijing Wenxin Co., Ltd. (“Beijing Wenxin”) was incorporated in Beijing City, PRC.

On March 27, 2023, Qingdao Chihong Information Consulting Co., Ltd. (“Qingdao Chihong”) was incorporated in Qingdao City, PRC.

On April 30, 2024, Beijing Wenxin Co., Ltd. acquired 60% equity interests of Beijing Jingshi Commercial Management Co., Ltd.

On May 14, 2024, HARDEES2470 LLC (“HARDEES2470”) was incorporated in Missouri. HARDEES2470 is a wholly owned subsidiary of TDH Income.

On November 1, 2024, TDH Holdings, Inc. acquired 90% equity interests of Vigour Management Limited.

On April 30, 2024, Beijing Wenxin Co., Ltd. acquired 60% equity interests of Beijing Jingshi Space Commercial Management Co., Ltd.

On November 1, 2024, TDH Holdings, Inc. acquired 90% equity interests of Hengzhuo Investment Limited.

On November 1, 2024, TDH Holdings, Inc. acquired 90% equity interests of Beijing Ruihe Commercial Management Co., Ltd.

On November 15, 2024, Beijing Ruihe Space Commercial Management Co., Ltd. was incorporated in Beijing City, PRC.

Recent Developments

Discontinued operations

We discontinued our restaurant business segment during the second quarter of 2024. The Company now focuses on the commercial real estate managment. We believe this pivot to the commercial real estate management business line is in the best interests of our shareholders due to high costs we were experiencing in the restaurant segment business line, and the Company believes it can obtain stable revenue from rental income and property appreciation income from the increasing demand in the commercial real estate market from small and medium sized enterprises.

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

For the year ended December 31, 2024 and 2023, we provided working capital loans of $0 million and $0 million in aggregate to our subsidiaries.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct some of our business in China through our PRC subsidiaries established under PRC law. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our PRC subsidiaries are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of our PRC subsidiaries is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our PRC subsidiaries has obtained a valid business license from the local SAMR, and no application for any such license has been denied. Our PRC subsidiaries are also required to obtain certain licenses and permits. As of the date of this report, we and our PRC subsidiaries have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our PRC subsidiaries to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our PRC subsidiaries do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

On July 10, 2021, the CAC published a revised draft revision to the Cybersecurity Review Measures for public comment, or the Revised Cybersecurity Measures. Under these measures, an operator having more than one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if they concern or potentially pose risks to national security. According to the effective Cybersecurity Review Measures, online platform/website operators of certain industries may be identified as critical information infrastructure operators by the CAC, once they meet standard as stated in the National Cybersecurity Inspection Operation Guide, and such operators may be subject to cybersecurity review. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and other government agencies jointly issued the final version of the Revised Measures for Cybersecurity Review, or the Measures, which took effect on February 15, 2022 and replaced the previously issued Revised Cybersecurity Review Measures. Under the Measures, an “online platform operator” in possession of personal data of more than one million users must apply for a cybersecurity review if it intends to list its securities on a foreign stock exchange. The operators of critical information infrastructure and the online platform operators (collectively, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Pursuant to the Measures, we believe we are not subject to the cybersecurity review by the CAC, given that (i) we possess personal information of a relatively small number of users in our business operations as of the date of this report, significantly less than one million users; and (ii) data processed in our business does not have a bearing on national security and thus shall not be classified as core or important data by the PRC authorities. We don’t believe that we are an Operator within the meaning of the Measures, nor do we control more than one million users’ personal information, and as such, we should not be required to apply for a cybersecurity review under the Revised Measures. Further, an expert interpretation of the Measures published at the CAC’s website on February 17, 2022 indicated no application review is required for operators that have been listed abroad before the implementation of the Revised Cybersecurity Measures. However, the Measures were just recently released and there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. Whether the data processing activities carried out by traditional enterprises (such as food, medicine, manufacturing, and merchandise sales enterprises) are subject to such review and the scope of the review remain to be further clarified by the regulatory authorities in the subsequent implementation process.

The PRC government recently initiated a series of regulatory actions and statements to regulate business operations in China, including adopting new measures to extend the scope of cybersecurity reviews, cracking down on illegal activities in the securities market, and expanding the efforts in anti-monopoly enforcement. The PRC government is increasingly focused on data security. In July 2021, the CAC opened cybersecurity probes into several U.S.-listed technology companies focusing on anti-monopoly regulation, and how companies collect, store, process and transfer data. On November 14, 2021, the CAC published the Draft Regulations on Network Data Security Management for public comments, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the Draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, would be required to carry out an annual data security review and comply with the relevant reporting obligations. As of the date of this report, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties. We have been closely monitoring the regulatory development in China, particularly regarding the requirements of approvals, annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we cannot assure our investors that we will be able to obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and/or securities offerings. The PRC regulatory requirements with respect to cybersecurity and data security are constantly evolving and can be subject to varying interpretations and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with these cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations.

On February 17, 2023, the CSRC issued the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and five supporting guidelines (collectively, the “Trial Measures” or “Overseas Listing Rules”), which took effect on March 31, 2023. Under the Trial Measures, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market is required to undertake filing procedures with the CSRC for its overseas offering and listing activities. The Trial Measures also set forth a list of circumstances under which overseas offering and listing by domestic companies established in mainland China is prohibited, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the domestic company established in mainland China, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the domestic company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of the company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our common shares on Nasdaq is deemed as an indirect overseas offering and listing by domestic companies established in mainland China, and thus, we are subject to the relevant filing procedures as required. Further, we believe, as of the date of this report, none of the circumstances prohibiting the overseas offering and listing by domestic companies established in mainland China as listed above applies to us, and we can offer and continue to offer our common shares on Nasdaq.

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC, we are deemed as an “Existing Issuer” because we had been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. Among other things, if an overseas listed issuer intends to effect any follow-on offering in an overseas stock market, it should, through its major operating entity incorporated in the PRC, submit filing materials to the CSRC within three working days after the completion of the offering. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) domestic legal opinions. We may be subject to additional compliance requirements in the future, and we cannot assure you that we will be able to get the above-mentioned clearance of filing procedures on a timely basis, or at all. If we or our PRC Subsidiaries in the future fail to undertake filing procedures as stipulated in the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our PRC Subsidiaries, and impose a fine of between RMB 1,000,000 and RMB 10,000,000. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which went into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such domestic companies established in mainland China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As of the date of this report, we believe that we and our subsidiaries have not provided or publicly disclosed any documents or materials involving state secrets or work secrets of PRC government agencies or any of which may adversely affect national security or public interests, to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. We intend to comply with the Confidentiality Provisions and other relevant PRC laws and regulations in our future offerings.

However, any failure of us or our PRC Subsidiaries to fully comply with the Trial Measures and/or the Confidentiality Provisions, may significantly limit or completely hinder our ability to offer or continue to offer our common shares on Nasdaq, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our common shares to significantly decline in value or become worthless.

For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China.”

Overview and History

We currently focus on commercial real estate management.  However, we started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a producer of high-quality petfood for pet owners in China and worldwide. Historically, we anticipated our growth would be driven by two key factors: a significant increase in the number of pet owners and in the size of the petfood market in China which would translate into expansion opportunities for us, and a fundamental change in Chinese society towards pets, pet ownership and care, such that the trends of pet humanization and consumer concerns for pet health and wellness would in turn would create a growing industry for petfood and products. We priced our products to be accessible to the average consumer.

Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the Covid-19 pandemic, the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a continuous decrease in our petfood revenue from $0.02 million in 2022 to $0 million in 2023. Accordingly, we sought strategic alternatives to the petfood industry and entered the restaurant segment on October 31, 2021, when we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $3.1 million and $3.2 million in restaurant food service revenue for the years ended December 31, 2022 and 2023, respectively

On October 31, 2021, the Company completed the acquisition of 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. The acquisition brought a new revenue source for the Company.

We discontinued our restaurant business segment during the second quarter of 2024.

We discontinued our restaurant business segment during the second quarter of 2024. The Company now focuses on the commercial real estate management. We believe this pivot to the commercial real estate management in the best interests of our shareholders due to high costs we were experiencing in the restaurant segment business line, and the Company believes it can obtain stable revenue from rental income and property appreciation income from the increasing demand in the commercial real estate market from small and medium sized enterprises Accordingly, beginning in 2024, we have been acquiring, leasing and managing commercial real estate properties that generate rental revenue under lease agreements with our commercial clients.

Our properties are concentrated in Missouri and Beijing, China. As of December 31, 2024, we owned one property and had leasehold interests in 20 commercial properties that we are subleasing, aggregating approximately 23 thousand net rentable square feet, consisting of our one owned restaurant and 20 subleased office workplaces.

Business Strategy

We intend to make capital investments where the risk adjusted returns on such capital is accretive to our stockholders. We intend to allocate capital to value-added improvements of commercial properties to increase rents, extend long-term leases and increase occupancy. We plan to selectively allocate capital to revenue enhancing projects that we believe will improve the market position of a given property or location.

We believe that actively managing a diversified portfolio of commercial properties under long-term net lease agreements produces consistent and predictable income.

A net lease typically requires the client to be responsible for monthly rent and certain property operating expenses including property taxes, insurance, and maintenance. We believe that a portfolio of properties under long-term net lease agreements with our commercial clients generally produces a more predictable income stream than many other types of real estate portfolios, while continuing to offer the potential for growth in rental income.

Investment Strategy

We generally seek to own or hold interests in commercial real estate that has some or all of the following characteristics:

●	Properties in markets or locations important to our tenants;

●	Properties with real estate valuations that approximate replacement costs;

●	Properties with rental or lease payments that approximate market rents for similar properties;

●	Properties that can be purchased with the simultaneous execution or assumption of long-term net lease agreements, offering both current income and the potential for future rent increases;

●	Properties that leverage relationships with clients, sellers, investors, or developers as part of a long-term strategy; and

●	Properties in locations and geographic markets we expect to remain strong or strengthen in the future.

We research and conduct analysis to identify what we consider to be appropriate property locations, tenants, and industries for investment. We believe this research analysis is instrumental to uncovering investment opportunities in markets where we believe we can add value.

In selecting potential investments, we generally look for tenants with the following attributes:

●	Reliable and sustainable cash flow, including demonstrated economic resiliency; and

●	Willingness to sign a lease greater than one year.

After applying this investment strategy, we pursue those transactions where we believe we can achieve an attractive investment spread over our cost of capital and favorable risk-adjusted returns. We will continue to evaluate all investments for consistency with our objective of owning net lease assets.

Sales and Marketing

We obtain new customers and tenants by word-of-mouth referrals and have found that satisfied tenants are loyal tenants. In addition, we encourage our entire staff from senior management to front-line staff to focus on marketing. We believe that this approach is crucial to winning and retaining tenants and increases our ability to withstand competition.

In addition to our own marketing department, we use numerous platforms to advertise and promote our business, including radio, media and online marketing. Online marketing allows us to efficiently educate prospective tenants about our properties and assists us in expanding the reach of our market. We publicize and promote our properties through media such as Douyin, Rednote and WeChat Video Channel. In addition, we rely on our website for advertising.

Competition

The commercial retail real estate management industry in China is dynamic and competitive. We face significant competition in our market from several large companies and some smaller regional competitors. Large companies like Dobe Group and Shanghai Golden Union Business Management own numerous properties all over China. There are barriers to entry in our market limiting the number of qualified competitors. These barriers result from the required capital to owning or leasing a property and requirements for consistent improvements, maintenance and support.

The principal competitive factors in our markets include:

●	the ability to provide properties attractive to tenants;

●	pricing for leases;

●	ability to find redevelopment projects and negotiate with local governments;

●	reputation in the market;

●	ability to find new tenants;

●	ability to address unique tenant needs; and

●	ability to attract tenants.

The existence of competitive alternatives could have a material adverse effect on our ability to lease space and on the level of rents we can obtain. This results in competition for both the tenants to occupy the properties and rental revenue. We believe that there are numerous factors that make our commercial properties highly desirable to retailers and customers, including:

●	the quality, and location and diversity of our properties;

●	our management and operational commitment;

●	our focus on relationships with tenants, owners, developer and local governments; and

●	our tenant mix.

Seasonal Operations

We do not consider our business to be seasonal to any material degree.

Environment

Certain PRC and U.S. laws and regulations may impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at a property. If contamination is present during our role as a property manager or developer, we could be held liable for such costs as a current “operator” of a property, regardless of the legality of the acts or omissions that caused the contamination and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances. Further, PRC, U.S. laws and local governments have enacted various laws, regulations and treaties governing climate change, particularly for “greenhouse gas emissions” which seek to tax, penalize or limit their release. Such regulations could lead to increased operational or compliance costs over time. We are not aware of any material noncompliance with the environmental laws or regulations currently applicable to us, and we are not the subject of any material claim for liability with respect to contamination at any location. However, these laws and regulations may discourage leasing activities with respect to some properties, which may adversely affect us. Environmental contamination or other environmental liabilities may also negatively affect the value of commercial real estate assets held by entities that are managed by our investment management and development services businesses.

Human Capital Management

As of the date of this filing, we employ approximately 17 full-time employees. All of our employees are located in Beijing and Shandong Province, PRC.

Our operational and financial performance depends on the talents, energy, experience and well-being of our employees. Our ability to attract and retain talented people depends on a number of factors, including work environment, career development and professional training, compensation and benefits, and the health, safety and wellness of our employees.

We are committed to the quality, growth and development of our people as part of our strategy to drive long-term value for our shareholders. We aim to ensure that all employees have the opportunity to make their maximum contribution to us and to their own career goals. It has been, and will continue to be, our policy to recruit, hire, assign, promote and train in all job titles without regard to race, national origin, religion, age, color, sex, sexual orientation, gender identity, disability, protected veteran status, or any other characteristic protected by local, state, or federal and PRC laws, rules, or regulations. Our hiring practices do not, and have not, included quotas or numerical targets based on any of these characteristics.

Our History and Corporate Structure

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). We also own all of the outstanding capital stock of TDH Foods Limited, another wholly-owned Hong Kong subsidiary, and holds a 100% interest in TDH Income Corporation, a Nevada limited liability company. TDH HK, in turn, owned all of the outstanding capital stock of Tiandihui, our former operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company Tiandihui. TDH Foods Limited owns 100% of the outstanding capital stock of Qingdao Pet Foodstuffs, with its wholly-owned subsidiary of Tiandihui Foodstuffs Sales. TDH HK Limited owns 100% of the outstanding capital stock of Tiandihui Pet Foodstuffs, with its wholly-owned subsidiary of Beijing Chongai Jiujiu Cultural Communication Co., Ltd. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed, and we fully disposed Tiandihui. In December 2023, the Company transferred all its ownership interests in Chongai Jiujiu to a third party. TDH Income Corporation owns 100% of the outstanding capital stock of Ruby21Noland LLC. Ruby21Noland LLC was incorporated in the State of Missouri on June 9, 2021. On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc. On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. In June 2024, the Company sold all its ownership interests in Far Ling’s Inc and Bo Ling’s Chinese Restaurant, Inc to third parties. On January 22, 2022, Beijing Wenxin was incorporated in Beijing City, PRC. On March 27, 2023, Qingdao Chihong was incorporated in Qingdao City, PRC. On April 30, 2024, Beijing Wenxin Co., Ltd. acquired 60% equity interests of Beijing Jingshi Commercial Management Co., Ltd. On November 1, 2024, TDH Holdings, Inc. acquired 90% equity interests of Vigour Management Limited. TDH Income Corporation owns 100% of the outstanding capital stock of HARDEES2470 LLC. HARDEES2470 LLC was incorporated in the State of Missouri on May 14, 2024. On November 1, 2024, TDH Holdings, Inc. acquired 90% equity interests of Hengzhuo Investment Limited. On November 1, 2024, TDH Holdings, Inc. acquired 90% equity interests of Beijing Ruihe Commercial Management Co., Ltd. On November 15, 2024, Beijing Ruihe Space Commercial Management Co., Ltd. was incorporated in Beijing City, PRC.

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

We do not currently have any patents related to our commercial real estate business.

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

Our properties are concentrated in Missouri and Beijing, China. As of December 31, 2024, we owned one property and had leasehold interests in 20 commercial properties that we are subleasing, aggregating approximately 23 thousand net rentable square feet, consisting of are one owned restaurant and 20 subleased office workplaces.

Owned Property

Property	Location	Net Rentable Square Feet	Approximate Annual Revenue	Lease Expiration Date
HARDEES2470 LLC	4011 S Noland Rd, Independence, Missouri	3,427	91,648.30	12/31/2033

Leased Properties

Property	Location	Net Rentable Square Feet	Approximate Annual Revenue	Lease Expiration Date
Rm 902 Building 8 Wanda Plaza	Building 8, 93 Jianguo Road, Chaoyang District, Beijing PRC	1,025.05	29,487.34	7/20/2026
Rm 902 Building 8 Wanda Plaza (Rm 903-1 Building 8)	Building 8, 93 Jianguo Road, Chaoyang District, Beijing PRC	1,394.79	37,069.80	2/17/2026
Rm 901 Building 8 Wanda Plaza	Building 8, 93 Jianguo Road, Chaoyang District, Beijing PRC	653.91	28,307.85	9/4/2025
Rm 903 Building 8 Wanda Plaza	Building 8, 93 Jianguo Road, Chaoyang District, Beijing PRC	1,507.91	27,802.35	7/5/2027
Rm 905 Building 8 Wanda Plaza	Building 8, 93 Jianguo Road, Chaoyang District, Beijing PRC	1,206.63	27,802.35	1/31/2027
Rm 3807-1 Fortune Financial Center	33rd Floor, Building 3/4, 7 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,963.66	84,249.55	6/30/2026
Rm 3807-2 Fortune Financial Center	33rd Floor, Building 3/4, 7 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	2,757.93	107,670.92	6/30/2026
Rm 502-1 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,284.78	63,187.16	3/24/2026
Rm 502-2 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,674.22	67,399.64	3/24/2026
Rm 502-3 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,189.2	45,494.76	10/27/2026
Rm 502-4 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	471.78	15,164.92	3/10/2026
Rm 2606-1 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	583.3	27,802.35	12/10/2026
Rm 2606-2 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	631.09	26,959.86	12/5/2026
Rm 2607-1 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1319.33	52,234.72	11/25/2026
Rm 2607-2 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1336.66	55,604.70	11/9/2026
Rm 2606-1 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	583.3	27,802.35	12/10/2026
Rm 2606-2 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	631.09	26,959.86	12/5/2026
Rm 2607-1 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1319.33	52,234.72	11/25/2026
Rm 2607-2 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1336.66	55,604.70	11/9/2026
Rm 2606-1 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	583.3	27,802.35	12/10/2026

Our principal executive office is located at Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing, PRC. Our telephone number is +86-10-6500-8528. Our website address is www.tiandihui.com. The information on our website is not part of this Annual Report.

REGULATIONS

Regulations on Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyrights in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAMR. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period unless otherwise revoked.

Domain Names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments, and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special-purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. Under the supervision of SAFE, the qualified banks may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which allows non-investment foreign-invested enterprises to make domestic equity investment with their capital funds in accordance with the law under the premise that such investment does not violate the existing special administrative measures (Negative List) for foreign investment and the project invested in China is authentic and compliant. Pursuant to SAFE Circular 28, upon receiving the payment of consideration from a foreign investor for the equity transfer under foreign direct investment, the domestic transferor, with relevant registration certificates, can process the formalities for account opening, fund receipt, and foreign exchange settlement and use directly at the bank. The foreign investor’s deposit remitted from overseas or transferred from domestic accounts can be directly used for its lawful domestic capital contribution as well as domestic and overseas payment after the transaction is concluded.

On April 10, 2020, SAFE issued the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, pursuant to which, eligible enterprises are allowed to use the income under capital account, from such sources as capital funds, foreign debt and overseas listing, for domestic payment without having to provide supporting authentication materials to the banks for every transaction in advance, but the use of funds shall be true and compliant as well as conform to the existing administration regulations regarding use of income under capital account. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities to seek offshore financing or make an offshore investment, using legitimate onshore or offshore assets or interests. A “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, establishing foreign-invested enterprises to obtain ownership, control rights, and management rights. SAFE Circular 37 provides that, before contributing to an SPV, PRC residents or entities must complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the local SAFE branches and/or qualified banks to reflect the recent changes to our corporate structure.

Regulations Relating to Dividend Distributions

Under our current corporate structure we may rely on dividend payments from paid to us by our subsidiaries, which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include Foreign Investment Law of the People’s Republic of China and the Company Law of the People’s Republic of China. Under these laws, wholly foreign-owned enterprises in China may freely make remittance inward and outward in RMB or foreign exchange of capital contribution, profits, capital yield, income from asset disposal, intellectual property licensing fees, indemnity obtained according to law or income from compensation and liquidation.

According to the PRC Company Law and Foreign Investment Law, each of our PRC subsidiaries is required to draw 10% of its after-tax profits each year, if any, to fund certain statutory reserve, which may stop drawing its after-tax profits if the aggregate balance of the statutory reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. The PRC subsidiaries may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to optional reserve funds. After making up the losses and allocating reserve funds, the remaining after-tax profits of our PRC subsidiaries may be distributed to their shareholders.

Regulations Relating to Overseas Listings and M&A Rules

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedure and report relevant information to the CSRC. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the indirect overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before completion of their overseas offering and listing. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. As the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC subsidiaries or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle, or SPV, overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC subsidiaries or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

On February 17, 2023, the CSRC issued the Trial Measures and five application guidelines, or the Overseas Listing Rules, which became effective on March 31, 2023. According to the Overseas Listing Rules, among other things, after making initial applications with overseas stock markets for offerings or listings, all China-based companies shall file with the CSRC within three business days. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed. Subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed shall be filed with the CSRC within three business days after the applications are made. In addition, overseas offerings and listings are prohibited for such China-based companies when any of the following applies: (a) where such securities offering and listing is explicitly prohibited by provisions in PRC laws, administrative regulations and relevant state rules; (b) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (c) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (d) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (e) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Overseas Listing Rules further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if a company fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listing Rules. According to the Notice on the Filing Management Arrangements for Overseas Offerings and Listings by Domestic Companies published by the CSRC on February 17, 2023, existing listed companies are not required to make any filings until they conduct a new offering or financing transaction in the future. A company is regarded as an existing listed company if it (a) has already completed overseas listing or offering, or (b) has already obtained the approval for the offering or listing from overseas securities regulatory authorities or stock exchanges but has not completed such offering or listing before the effective date of the Overseas Listing Rules and also completes the offering or listing before September 30, 2023. On the effective date of the Overseas Listing Rules, PRC companies that have already submitted offering and listing applications but have not yet obtained the approvals from overseas securities regulators or exchanges shall make filings with the CSRC at a reasonable time before the completion of the offerings or listings. For those that have already obtained CSRC’s approvals for overseas listings or offerings may continue their process without additional filings but shall make the filing pursuant to the Overseas Listing Rules if they cannot complete the offering or listing before the expiration of the original approval from CSRC.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. In the event that an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. See “Risk Factors — Risks Related to Doing Business in China — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Related to Companies

The Company Law of PRC (the “PRC Company Law”) was promulgated on December 29, 1993, which became effective on July 1, 1994, and was subsequently amended in 1999, 2004, 2005, 2013, 2018 and 2023 respectively. All companies established in the PRC are subject to the PRC Company Law. The PRC Company Law regulates the establishment, operation, corporate structure, and management of corporate entities in China and classifies companies into limited liability companies and companies limited by shares. Foreign-invested companies are also subject to the PRC Company Law, except as otherwise provided in the foreign investment laws. Under the latest amended PRC Company Law, which will become effective on July 1, 2024, there are several noteworthy changes, including (i) shareholders of a limited liability company are required to fully contribute their subscribed capital within five years from the establishment of the company; (ii) transfer equity by any shareholder of a limited liability company is no longer subject to the consent by other shareholders and such transferring shareholder is required to notify other shareholders in writing of the quantity of equities to be transferred, transfer price, payment method and the term of the transfer. The other shareholders shall have a right of first refusal under the equivalent conditions; (iii) a company can establish an audit committee comprised of directors responsible for supervising the company’s financial and accounting matters, with no board of supervisors or supervisors established; and (iv) where any shareholder of a company evades the debts by abusing the independent status of legal person of the company or the limited liability of shareholders and thus seriously damages the interests of any creditor of the company, it shall be jointly and severally liable for the debts of the company, and where a shareholder commits any of the acts as mentioned above by using two or more companies under its control, each company shall be jointly and severally liable for the debts of the other company(ies).

Regulations Related to Foreign Investment

The establishment, operation, and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2023, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. They replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment. “Pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments. “Negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalog of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields, and regions in which foreign investors are encouraged and guided to invest.

Investment activities in the PRC by foreign investors were principally governed by the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Industries listed in the Catalogue were divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue were generally deemed as constituting a fourth “permitted” category. The Catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) and the Catalogue of Industries for Encouraging Foreign Investment in 2018 and 2019, respectively. On December 27, 2021, the NDRC and MOFCOM issued the latest Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) (the “Negative List 2021”), which came into effect on January 1, 2022. The Negative List 2021 sets out the areas where foreign investment is prohibited and the areas where foreign investment is allowed only on certain conditions. Foreign investment in areas not listed in the Negative List 2021 is treated equally with domestic investment and the relevant provisions of the Negative List for Market Access shall apply to domestic and foreign investors on a unified basis. Moreover, according to Negative List 2021, PRC entities which engage in any field forbidden by the Negative List 2021 for access of foreign investment shall be approved by competent PRC authorities when they seek listing offshore, and foreign investors shall not participate in operation and management and their shareholding ratio shall be in compliance with PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation (“SAMR”) or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status before the occurrence of the investment described above. The illegal gains, if any, shall be confiscated. In the event that the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. In the event that the foreign investor fails to make corrections within the specified time limit, the provisions above regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Regulations Relating to Land Use Right and Construction

Pursuant to the PRC Land Administration Law promulgated in June 1986 with the latest amendment in August 2019 and the PRC Civil Code, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Land and Resources Ministry. Land use right is established at the time of registration.

According to the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Housing and Urban-Rural Development in December 1992, and the PRC Law on Urban and Rural Planning promulgated by the National People’s Congress in October 2007 and became effective in January 2008 with the latest amendment in April 2019, the Measures for Administration of Granting Permission for Commencement of Construction Works promulgated by the Ministry of Housing and Urban-Rural Development in June 2014 with the latest amendment in March 2021, the Administrative Measures for Archival Filing on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development in April 2000 with the latest amendment in October 2009, the Provisions on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development, and the Regulations on the Quality Management of Construction Engineering promulgated by the State Council latest amended in April 2019, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the relevant municipal planning authority, and a construction permit from relevant construction authority in order to commence construction. After a building is completed, an examination of completion by the relevant governmental authorities and experts must be organized.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019 and the Administrative Measures on Leasing of Commodity Housing which was promulgated by Ministry of Housing and Urban-Rural Development on December 1, 2010 and took effect on February 1, 2011, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department, and failure to comply with the registration requirement may result in a fine ranging from RMB1,000 to RMB10,000.

Regulations Relating to Environmental Protection

Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002 and most recently amended in 2018, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998 with the latest amendment in July 2017, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities for approval before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed, or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, after the completion of a construction project, the constructing entity is required to obtain a completion acceptance on environmental protection for the project. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities, and even criminal liabilities under severe circumstances.

Regulations Relating to Fire Prevention

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998, and amended on October 28, 2008, April 23, 2019, and April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Public Security and its local counterparts at or above the county level shall monitor and administer the fire prevention affairs. The fire prevention departments of such public securities are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be). According to Provisions on the Interim Provisions on the Administration of Fire Protection Design Review and Acceptance of Construction Projects, issued on April 1, 2020, and took effect on June 1, 2020, for those construction projects with more than 500 square meters, the construction entity shall apply to the fire prevention department of a public security authority for fire protection design approval.

For the construction projects other than the conditions foregoing, the construction entity shall, within seven days of obtaining the construction permit of the project, submit the fire protection filing for fire protection design through the website of the fire prevention department of the public security authority at the provincial level or at the service office of the fire prevention department of the public security authority. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, fire protection design approval or filing is not required.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAMR is responsible for the registration and administration of trademarks in China. The SAMR under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002, January 9, 2010, and December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models,” and “designs.” Invention patents are valid for twenty years, while utility model patents are valid for ten years, and design patents are valid for fifteen years, from the date of application. The Chinese patent system adopts a “first-come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness, and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or the CNNIC, is responsible for the daily administration of CN domain names and PRC domain names. Pursuant to the Domain Name Measures, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. The Domain Name Measures regulate the registration of domain names, such as China’s national top-level domain name “.CN”. The CNNIC issued the Measures for the Resolution of Country Code Top-Level Domain Name Disputes on June 18, 2019, pursuant to which, in the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to initiate the domain name dispute resolution procedure, file a suit to the People’s Court, or initiate an arbitration procedure.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which became effective on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Anti-Monopoly Enforcement

The PRC Anti-Monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law. In March 2018, the State Administration for Market Regulation (the “SAMR”), was formed as a new governmental agency to take over, among other things, the Anti-Monopoly enforcement functions from the relevant departments under the MOFCOM, the National Development Reform Committee (“NDRC”) and the pre-existing State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen Anti-Monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-Monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct Anti-Monopoly enforcement within their respective jurisdictions. In September 2020, the SAMR issued Anti-Monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-Monopoly Law, operators to establish Anti-Monopoly compliance management systems to prevent Anti-Monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-Monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. On June 24, 2022, the SCNPC passed the Amendments to Anti-Monopoly Law (the “Amendments to the AML”) which have come into effect on August 1, 2022. The Amendments to the AML set out new substantive rules including safe harbor for monopoly agreements, introduced “stop-the-clock” mechanism and enhanced personal liability and monetary penalties for substantive violations.

As the Amendments to the AML are newly published and it still takes time for it to come into effect, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects and future acquisition of any PRC subsidiaries. We cannot assure you that our business operations will comply with such regulations and authorities’ requirements in all respects. Any failure or perceived failure by us to comply such regulations and authorities’ requirements may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations upon our future acquisition of PRC subsidiaries.

Regulation on Information Protection on Networks

On December 28, 2012, SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, the MIIT issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User, which was effective as of September 1, 2013. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November, 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which has been taken effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, or the PIPL, which has taken effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Article 38 of the PIPL provides that where a personal information processor needs to provide personal information outside the territory of the PRC due to business or other needs, it shall meet any of the following conditions: (i) it shall pass the security evaluation organized by the CAC; (ii) it shall have been certified by a specialized agency for protection of personal information in accordance with the provisions of the CAC; (iii) it shall enter into a contract with the overseas recipient under the standard contract formulated by the CAC, specifying the rights and obligations of both parties; and (iv) it shall meet other conditions prescribed by laws, administrative regulations or the CAC. To provide the foundation and basic requirements for personal information protection and to implement Article 38 of the PIPL, the CAC passed the Measures for the Security Assessment of Outbound Data on July 7, 2022 which became effective on September 1, 2022 and published the Notice of the Cyberspace Administration of China on Seeking Public Comments on the Provisions on Standard Contracts for Cross-border Transfers of Personal Information (Exposure Draft) on June 30, 2022, and the National Information Security Standardization Technical Committee published for public comment the draft Practical Guide to Cybersecurity Standards – Technical Guidelines on Certification of Personal Information Cross-border Processing Activities on April 29, 2022. On February 22, 2023, the CAC promulgated the Measures for the Standard Contract for Outbound Transfer of Personal Information, along with the standard form of contract for outbound transfer of personal information, which became effective on June 1, 2023.

On December 28, 2021, the CAC published the Cybersecurity Review Measures (2021), which came into effect on February 15, 2022 and has replaced the current Cybersecurity Review Measures (2020). The Cybersecurity Review Measures provides that the operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. In addition, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Cybersecurity Review Measures (2021), an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Cybersecurity Review Measures (2021), there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas.

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

We discontinued our restaurant business segment during the second quarter of 2024. The Company now focuses on the commercial real estate managment. We believe this pivot to commercial real estate management is in the best interests of our shareholders due to high costs we were experiencing in the restaurant segment business line, and the Company believes it can obtain stable revenue from rental income and property appreciation income from the increasing demand in the commercial real estate market from small and medium sized enterprises Accordingly, beginning in 2024, we have been acquiring, leasing and managing commercial real estate properties that generate rental revenue under lease agreements with our commercial clients.

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). We also own all of the outstanding capital stock of TDH Foods Limited, another wholly-owned Hong Kong subsidiary, and holds a 100% interest in TDH Income Corporation, a Nevada limited liability company. TDH HK, in turn, owns all of the outstanding capital stock of Tiandihui, our former operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company. TDH Foods Limited owns 100% of the outstanding capital stock of Tiandihui Pet Foodstuffs, with its wholly-owned subsidiary of Qingdao Foodstuff Sales Co., Ltd. We conducted some of our business through Tiandihui Pet Foodstuff and Tiandihui Foodstuff Sales which has one wholly-owned subsidiary: Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (incorporated on March 3, 2011). TDH Income Corporation owns 100% of the outstanding capital stock of Ruby21Noland LLC. Ruby21Noland LLC was incorporated in the State of Missouri on June 9, 2021. On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc. On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. In June 2024, the Company sold all its ownership interests in Far Ling’s Inc and Bo Ling’s Chinese Restaurant, Inc to third parties. In addition, TDH Group BVBA, a Belgium company is wholly-owned by TDH Holdings, Inc.. On January 22, 2022, Beijing Wenxin was incorporated in Beijing City, PRC. On March 27, 2023, Qingdao Chihong was incorporated in Qingdao City, PRC. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. In December 2023, the Company transferred all its ownership interests in Chongai Jiujiu to a third party. On April 30, 2024, Beijing Wenxin Co., Ltd. acquired 60% equity interests of Beijing Jingshi Commercial Management Co., Ltd. On November 1, 2024, TDH Holdings, Inc. acquired 90% equity interests of Vigour Management Limited. TDH Income Corporation owns 100% of the outstanding capital stock of HARDEES2470 LLC. HARDEES2470 LLC was incorporated in the State of Missouri on May 14, 2024. On November 1, 2024, TDH Holdings, Inc. acquired 90% equity interests of Hengzhuo Investment Limited. On November 1, 2024, TDH Holdings, Inc. acquired 90% equity interests of Beijing Ruihe Commercial Management Co., Ltd. On November 15, 2024, Beijing Ruihe Space Commercial Management Co., Ltd. was incorporated in Beijing City, PRC.

Our principal executive office is located at Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing, PRC. Our telephone number is +86-10-6500-8528. Our website address is www.tiandihui.com. The information on our website is not part of this Annual Report.

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

Recent Developments

Discontinued operations

We discontinued our restaurant business segment during the second quarter of 2024. The Company now focuses on commercial real estate managment. We believe this pivot to commercial real estate management is in the best interests of our shareholders due to high costs we were experiencing in the restaurant segment business line, and the Company believes it can obtain stable revenue from rental income and property appreciation income from the increasing demand in the commercial real estate market from small and medium sized enterprises

Overview

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a a producer of high-quality petfood for pet owners in China and worldwide. Due to the sharp rise in market price of raw materials, the lack of operational efficiency of our production facilities and our inability to make bank loan repayments upon maturity, we suspended our production and normal business operations and we were involved in certain legal proceedings beginning in November 2019. Although we resumed our operations in May 2020 factors including the Covid-19 pandemic, the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; and decreased demand for sales of petfood, led to a decrease in our petfood revenue from $0.02 million in 2022 and to $0 million in 2023. Additionally, our remaining petfood manufacturing facility was frozen by the court and became subject to Tiandihui’s bankruptcy proceeding in 2022. We discontinued our petfood manufacturing segment during the first quarter of 2023. Accordingly, we sought strategic alternatives to the petfood industry and entered the restaurant segment on October 31, 2021, when we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $3.1 million and $3.2 million in food service revenue for the years ended December 31, 2022 and 2023, respectively. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed.

We discontinued our restaurant business segment during the second quarter of 2024. The Company now focuses on the commercial real estate.. We generated revenue in the amount of $0.56 million from our commercial real estate business in 2024.

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

On October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. and started our restaurant business. This resulted in an increase of $3.1 million, $3.2 and $1.3 million in food service revenue for the years ended December 31, 2022, 2023 and 2024, respectively.

We discontinued our restaurant business segment during the second quarter of 2024. The Company now focuses on its commercial real estate management.

The following factors affected the revenues we derived from our operations from 2022 to 2024.

Our ability to maintain our competitive advantages. We decided to discontinue our petfood manufacturing business segment in the first quarter 2023 and focus on our restaurant segment, and we discontinued our restaurant segment in 2024 to focus on commercial real estate management going forward. However, the market conditions and consumer preferences change rapidly. If we fail to maintain our reputation and competitive advantages, tenant demand for our properties could decline. In addition, competition in the commercial real estate management industry is intense. We compete with numerous developers, owners and operators of real estate, many of which own properties similar to ours in the same submarkets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. We face significant competition in our market from several large companies and some smaller regional competitors. Large companies like Dobe Group and Shanghai Golden Union Business Management own numerous properties all over China. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by a contracting commercial real estate market or by new or continuing actions, property offerings or consolidation of our competitors and third-party partners, which may have a short-term or long-term impact on our results. We compete on the basis of property choice, quality, affordability, and location.

The existence of competitive alternatives could have a material adverse effect on our ability to lease space and on the level of rents we can obtain. This results in competition for both the tenants to occupy the properties and rental revenue. We believe that there are numerous factors that make our commercial properties highly desirable to retailers and customers, including:

●	the quality, and location and diversity of our properties;

●	our management and operational commitment;

●	our focus on relationships with tenants, owners, developer and local governments; and

●	our tenant mix.

There can be no assurance our strategies in making our properties desirable will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics, which could have the overall effect of harming our business.

Loss of key personnel. Our revenue was derived from our competitive advantages in our products. We rely heavily on the expertise and leadership of our senior management to maintain our core competence. The loss of the service of any of our key personnel could adversely affect our business.

Macro-economic conditions. Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including adverse changes in interest rates, volatile commodity markets and inflation, contraction in the availability of credit in the market and reductions in consumer spending. A macroeconomic downturn, which decreases the income, may contribute to decreased occupancy at our properties.

Costs and Expenses from continuing operations

Our costs and expenses primarily include the following:

Costs of revenues. Cost of revenues of our commercial real estate management business consists primarily, payroll and employee benefit costs, lease and occupancy costs, depreciation and amortization costs and agency service costs.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff in supporting departments, communication costs, gasoline, welfare expenses, education expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses.

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

Depreciation. Our depreciation expenses are mainly driven by the net value of motor vehicles, buildings and other items. Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over estimated useful life from 5 years to 50 years. Any change of the depreciation accounting policy or impairment of our property may affect our operating results.

Results of Operations

For the years ended December 31, 2024, 2023 and 2022

	December 31			2024 vs	2023 vs
	2024	2023	2022	2023	2022
	$	$	$
Net revenues from continuing operations	563,726	754	24,726	74,630%	-97%
Cost of revenues from continuing operations	325,304	976	105,554	33,227%	-99%
Gross profit	238,422	(222)	(80,828)	-107,623%	99%
Gross margin	42.29%	-29.39%	-326.90%	N/A	N/A
Selling expense	-	22	146	-100%	-85%
General and administrative expenses	1,745,247	3,145,280	2,952,355	-45%	7%
Stock-based compensation expense	-	3,040,000	-	-100%	100%
Impairment of long-lived assets other than goodwill	-	-	6,833	N/A	-100%
Impairment of goodwill	325,832	-	-	100%	N/A
Loss from operations	(1,832,657)	(6,185,523)	(3,040,162)	70%	-103%

Revenues from continuing operations.

Our revenues from continuing operations were $563,726, $754 and $24,726 for the years ended December 31, 2024, 2023 and 2022, respectively. Our total revenues from continuing operations increased by $562,972 or 74,630.03% when comparing 2024 to 2023 and decreased by $23,971or 96.95% when comparing 2023 to 2022.

The following table displays our revenues from our continuing operations by different marketing channels.

	December 31			2024 vs	2023 vs
	2024	2023	2022	2023	2022
	$	$	$
Pet food domestic sales	-	754	25,849	-100%	-97%
commercial real estate management business revenue	565,618	-	-	100%	N/A
Less: Sales tax and additional surcharge	(1,892)	-	(1,123)	100%	-100%
Total revenues from continuing operations	563,726	754	24,726	74,630%	-97%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For the year ended December 31, 2024, revenue generated from continuing commercial real estate management business increased by $563,726 or 100%, and there was no sales of petfood products. We discontinued our restaurant business segment during the second quarter of 2024 and started to focus on owning, operating and managing commercial real estate properties going forward. Since the commercial real estate management business is a newly added a business line, revenue from our continuing business only amounted to $563,726 for the year ended December 31, 2024. We expect our revenue from the commercial real estate management business will continue to grow in the near future.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For the year ended December 31, 2023, for revenue generated from petfood sales of our continuing operations, our domestic sales decreased by $23,972 or 97.08%, and there were no e-commerce sales or overseas sales of petfood products.

The decrease of petfood sales revenue of our continuing operations in 2023 was primarily due to the discontinuation of our pet food manufacturing business segment in the first quarter of 2023.

As a result of the above, our total revenues from continuing operations for the fiscal year 2023 decreased as compared with the fiscal year 2022.

The revenue generated from different business lines from our continuing operations are set forth as following:

	December 31			2024 vs	2023 vs
	2024	2023	2022	2023	2022
	$	$	$
Pet chews	-	-	8,367	N/A	-100%
Dried pet snacks	-	-	8,005	N/A	-100%
Wet canned petfood	-	-	1,290	N/A	-100%
Dental health snacks	-	-	550	N/A	-100%
Commercial real estate management business revenue	565,618	-	-	100%	N/A
Others	-	754	7,637	-100%	-90%
Less: Sales tax and additional surcharge	(1,892)	-	(1,123)	100%	-100%
Total revenues from continuing operations	563,726	754	24,726	74,630.03%	97%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For the year ended December 31, 2024, in terms of continuing operations, our revenue generated from the commercial real estate management business increased by $563,726 or 100% as compared to fiscal year 2023, and there was no sale of petfood products in fiscal year 2024 because it had been discontinued by the end of fiscal year 2023. We discontinued our restaurant business segment during the second quarter of 2024. The Company now focuses on the commercial real estate property management.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Our total revenue from continuing operations decreased by $23,972 or 97% when comparing 2023 to 2022, among which, revenue generated from pet chews decreased by $8,367 or 100%, revenue from dried pet snacks decreased by $8,005 or 100%, revenue generated from wet canned petfoods decreased by $1,290 or 100%, revenue generated from dental health snacks decreased by $550 or 100%, from the year ended December 31, 2022 to the year ended December 31, 2023, respectively. The decrease of petfood sales revenue of our continuing operations in 2023 was primarily due to the discontinuation of our pet food manufacturing business segment in the first quarter of 2023.

The revenue generated from different countries from our continuing operations are set forth as following:

	December 31			2024 vs	2023 vs
	2024	2023	2022	2023	2022
	$	$	$
China	512,157	754	25,849	67,825%	-97%
U.S.	53,461	-	-	100%	N/A
Less: Sales tax and additional surcharge	(1,892)	-	(1,123)	100%	-100%
Total revenues from continuing operations	563,726	754	24,726	74,630%	-97%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For the year ended December 31, 2024, revenue generated from continuing commercial real estate management business grew 512,157 or 100% in the China domestic market and generated revenue of $53,461 or 100% in the United States. We discontinued our restaurant business segment during the second quarter of 2024. The Company now focuses on its commercial real estate business. There was no such revenue for the years ended December 31, 2023 and 2022.

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

Cost of revenues from continuing operations

Our cost of revenues from our continuing operations is primarily comprised of the cost of our payroll and employee benefit costs, lease and occupancy costs, depreciation and amortization costs and agency service costs. Our cost of revenues from continuing operations, increased by $324,328 or 33,227.25% for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to our focus on the commercial real estate management business in the second quarter of 2024. Our cost of revenues as a percentage of revenue was 57.71% and 129.39% for the years ended December 31, 2024, and 2023, respectively.

Our cost of revenues from our continuing operations is primarily comprised of the cost of our raw materials, labor and overhead costs. Our cost of revenues from continuing operations, decreased by $ 104,578 or 99.08% for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to the discontinuation of our pet food manufacturing business segment in the first quarter of 2023. Our cost of revenues as a percentage of revenue was 129.39% and 426.90% for the years ended December 31, 2023, and 2022, respectively.

Gross margin from continuing operations

Our gross margin from continuing operations was 42.29% for the year ended December 31, 2024, compared with a negative gross margin of -29.39% for the year ended December 31, 2023. The negative gross margin in fiscal year 2023 was primarily associated with limited petfood sales. The increase in gross margin in 2024 was mainly due to our focus on the commercial real estate property management service business line in the second quarter of 2024. The commercial real estate property management business line has higher gross margins than the gross margins associated with petfood sales.

Our gross margin from continuing operations was negative 29.39% for the year ended December 31, 2023, compared with gross margin of negative 326.90% for the year ended December 31, 2022. The improvement in gross margin was mainly due to a change in sales mix of petfood in 2023.

Operating expenses from continuing operations

Operating expenses from our continuing operations were $2,071,079 and $6,185,302, for the years ended December 31, 2024 and 2023, respectively, a decrease of $4,114,223, or 66.52% in fiscal year 2024 as compared to fiscal year 2023. The ratio of operating expenses as a percentage of revenue decreased from 819,951.18% for the year ended December 31, 2023 to 367.39% for the year ended December 31, 2024.

Selling expense from our continuing operations was $0 and $22 for the years ended December 31, 2024, and 2023, respectively, a decrease of $22 or $100%. Our selling expenses was $0 in 2024 as compared to 2023, mainly due to the company’s management saving expenses.

General and administrative expenses from our continuing operations were $1,745,247 and $3,145,280 for the years ended December 31, 2024 and 2023 respectively, representing a decrease of $1,400,033, or $44.51%, in fiscal year 2024 as compared to fiscal year 2023. The main reason for the decrease was mainly due to decreased payroll expenses as a result of the decrease in the number of employees and the company’s cost control efforts.

Operating expenses from our continuing operations were $6,185,302 and $2,959,334 for the years ended December 31, 2023 and 2022, respectively, an increase of $3,225,968, or 109.01%. The ratio of operating expenses as a percentage of revenue increased from 11,968.72% for the year ended December 31, 2022 to 819,951.18% for the year ended December 31, 2023.

Selling expense from our continuing operations was $22 and $146 for the years ended December 31, 2023 and 2022, respectively, a decrease of $124 or 84.86%. Our selling expenses decreased in 2023 compared to 2022, mainly due to the company’s management saving expenses.

General and administrative expenses from our continuing operations were $3,145,280 and $2,952,355 for the years ended December 31, 2023 and 2022, respectively, representing an increase of $192,925, or 6.53%. The main reason for the increase was mainly due to increased payroll expenses as a result of the increase in the number of employees and stock-based compensation expense due to extension of warrants exercise date.

Impairment of goodwill was $325,832, $0 and $0 for the years ended December 31, 2024, 2023 and 2022, respectively. In connection with our discontinued operations of our restaurant business, we recognized a goodwill impairment of $325,832 for the year ended December 31, 2024.

Loss from operations from continuing operations.

Our loss from operations associated with our continuing operations was $1,832,657 for the year ended December 31, 2024, while our loss from operations was $6,185,523 for the year ended December 31, 2023. Our operating loss as a percentage of total revenues was negative 325.10%, and 819,980.58% for the years ended December 31, 2024 and 2023, respectively. The decrease in loss from operation was mainly due to decreased operating expenses in 2024.

Our loss from operations associated with our continuing operations was $6,185,523 for the year ended December 31, 2023, while our loss from operations was $3,040,162 for the year ended December 31, 2022. Our operating loss as a percentage of total revenues was negative 819,980.58%, and negative 12,295.62% for the years ended December 31, 2023 and 2022, respectively. The continuous loss from operation was mainly due to increased operating expenses in 2023.

Income taxes expense from continuing operations.

Due to our recurring operating losses for the years ended December 31, 2024, 2023 and 2022, we reported minimal income tax benefit for those years.

Net loss from discontinued operations

On June 7, 2024, the Company sold its 51% equity interest in Far Ling’s Inc. and 100% equity interest in Bo Ling’s Chinese Restaurant, Inc. to third parties. As a result, the Company discontinued its restaurant business and started to focus on owning, operating and managing commercial real estate properties going forward. As a result, we reported net income of $575,249, net loss of $153,054 and net income of $51,430 from discontinued operations associated with our restaurant business for the years ended December 31, 2024, 2023 and 2022, respectively.

On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. In the consolidated statements of operations and comprehensive income (loss), results from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations. Our net loss from discontinued operations amounted to $0, $15,095,547 and $339,054 for the years ended December 31, 2024, 2023 and 2022, respectively.

Net loss.

As a result of the above, we reported a total net income was $2,500,561 for the year ended December 31, 2024, compared to the net loss of $23,631,516 for the year ended December 31, 2023. The increase in our net income was due to increased revenue from our commercial real estate business segment and increased investment income for the year ended December 31, 2024.

Our total net loss was $23,631,516 for the year ended December 31, 2023, compared to net income of $855,013 for the year ended December 31, 2022. The decrease in our net income was due to the closure of the bankruptcy proceedings of Tiandihui in December 2023.

Liquidity and Capital Resources

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. We discontinued our petfood business during the first quarter of 2023 and we fully disposed of Tiandihui in December 2023 as a result of the completion of the bankruptcy proceeding. In addition, we discontinued our restaurant business segment in 2024 and started to focus on owning, operating and managing commercial real estate properties going forward. Because commercial real estate property management business is a newly added business line, our revenue from the commercial real estate business segment only slightly increased by approximately $0.56 million as compared to 2023. In addition, we reported continued negative cash flows from operating activities of approximately $0.23 million in fiscal year 2024. Currently our revenue is substantially generated from the commercial real estate management business. Our business turnaround depends, in part, on our ability to successfully obtain and lease new properties. If we are not able to effectively manage, lease and acquire new properties that successfully generate revenue, we may not be able to grow and maintain our business as anticipated, and our revenue may decline and our future business, financial condition and results of operations may be materially adversely affected. There can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where we will be profitable or continuously to generate positive cash flows.

For the year ended December 31, 2024, our revenue from the commercial real estate management business increased by approximately $0.56 million as compared to 2023, and we reported a net income of approximately $2.50 million and negative cash flows from operating activities of approximately $0.23 million in 2024.

In assessing our liquidity, management monitors and analyzes our cash and cash equivalent, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2024, we had cash and cash equivalents of approximately $15.70 million. We also had short-term investments of approximately $12.95 million, which are highly liquid and can be converted into cash and used in our operations if needed.

Our major liabilities included accounts payable of $122,251, advances from customers of $183,173, short-term loans-related parties of $261,725, due to related parties of $200,318, and current and non-current portion of operating lease liabilities of $486,121 and $1,738,371, respectively, as of December 31, 2024. Our working capital amounted to approximately $24.6 million as of December 31, 2024.

We are attempting to further improve our business profitability, generate sufficient cash flow from our operations to meet our operating needs on a timely basis, and obtain additional working capital funds through debt and equity financings in order to meet our anticipated cash requirements. We also plan to evaluate and identify suitable strategic or acquisition opportunities in order to expand our commercial real estate property management business. Currently, we are working to improve our liquidity and capital sources primarily through financial support from our principal shareholder and the exploration of additional debt or equity financing possibilities. In order to fully implement our business plan and sustain continued growth, we may also need to raise capital from outside investors. Our expectation, therefore, is that we will seek to access the capital markets in both the U.S. and China to obtain additional funds as needed. At the present time, however, we do not have commitments of funds from any third parties. Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the audited financial statements were issued.

During the year ended December 31, 2024, our cash used in operating activities was $233,987, cash provided by investing activities was $2,781,030, and cash provided by financing activities was $0, and the negative effect of prevailing exchange rates on our cash was $508,863. During the year ended December 31, 2023, our cash used in operating activities was $2,492,725, cash used in investing activities was $6,067,051, and cash provided by financing activities was $1,921,554, and the negative effect of prevailing exchange rates on our cash was $1,557,521. During the year ended December 31, 2022, our cash used in operating activities was $2,072,715, cash used in investing activities was $1,332,827, and cash provided by financing activities was $6,055,480, and the positive effect of prevailing exchange rates on our cash was $985,263.

Net cash used in operating activities for the year ended December 31, 2024 totaled $233,987 (including cash flows of $1,762,390 provided by operating activities from our continuing operations and cash flows of $1,996,377 used in operating activities from discontinued operations). The activities were mainly comprised of a net income of $2,684,522, depreciation and amortization of $111,642, fair value change of short-term investments $3,811,339, Impairment of goodwill $325,832, an increase in Operating lease liabilities of $2,315,206, a decrease in prepayment and other current net asset of $1,660,998, an increase in other current liabilities of $2,615,861, and a decrease in advances from customers of $185,145.

Net cash used in operating activities for the year ended December 31, 2023 totaled $2,492,725 (including cash flows of $ 3,492,712 used in operating activities from our continuing operations and cash flows of $999,987 provided by operating activities from discontinued operations). The activities were mainly comprised of a net loss of $23,626,172, depreciation and amortization of $22,649, fair value change of short-term investments $2,644,576, inventory write-down of $69,677, stock-based compensation of 3,040,000, an increase in prepayment and other current net assets of $3,210,336, a decrease in other current liabilities of $1,239,570, and a decrease in accounts payable of $369,142.

Net cash used in operating activities for the year ended December 31, 2022 totaled $2,072,715 (including cash flows of $ 1,857,721 used in operating activities from our continuing operations and cash flows of $214,994 used in operating activities from discontinued operations). The activities were mainly comprised of a net income of $803,700, depreciation and amortization of $17,114, fair value change of short-term investments $4,161,093, inventory write-down of $11,532, a decrease in prepayment and other current net assets of $2,714,557, an increase in other current liabilities of $811,658, and a decrease in accounts payable of $266,778.

Net cash provided by investing activities for the year ended December 31, 2024 totaled $2,781,030 from our continuing operations, primarily include purchase of property and equipment of $1,881,370, proceeds from disposal of subsidiaries of $578,400, purchases of short-term investments of $46,777,749 and proceeds from sale of short-term investments of $50,944,982. There was no cash used in our discontinued operations during the year ended December 31, 2024.

Net cash used in investing activities for the year ended December 31, 2023 totaled $6,067,051 from our continuing operations, primarily include purchase of short-term investments of $37,066,925 and proceeds from sale of short-term investments of $31,024,365. There was no cash used in our discontinued operations during the year ended December 31, 2023.

Net cash used in investing activities for the year ended December 31, 2022 totaled $1,332,827 from our continuing operations, primarily include purchase of short-term investments of $42,483,794 and proceeds from sale of short-term investments of $41,150,967. There was no cash used in our discontinued operations during the year ended December 31, 2022.

For the year ended December 31, 2024, there was no cash provided by or used in financing activities.

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

We expect to incur additional costs associated with being a reporting company in the United States, primarily due to increased expenses that we incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, legal expenses and investor and stockholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions and may not be available on terms reasonably acceptable to us or at all.

Regulatory Restrictions on Capital Injections

We used proceeds from our initial public offering and subsequent offerings to fund our business. Accordingly, the following regulations regarding capital injections to foreign-invested enterprises must be followed.

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

Capital Resources

As of December 31, 2024 and 2023

The following table provides certain selected balance sheets comparisons between years ended December 31, 2024 and 2023:

	December 31,
	2024	2023	Fluctuation	%
ASSETS
Cash and cash equivalents	$15,699,562	13,126,605	2,572,957	20
Short-term investments	12,952,597	13,317,882	(365,285)	-3
Accounts receivable, net	5,748	-	5,748	100
Advanced to suppliers, net	37,790	-	37,790	100
Prepayment and other current assets, net	103,519	63,074	40,445	64
Current assets held for sale associated with discontinued operation of Far Lings and Bo Lings	-	713,715	(713,715)	-100
Total current assets	28,799,216	27,221,277	1,577,939	6
Property, plant and equipment, net	2,363,989	657,124	1,706,865	260
Operating lease right-of-use assets	2,175,456	-	2,175,456	100
Non-current assets held for sale associated with discontinued operation of Far Lings and Bo Lings	-	1,022,996	(1,022,996)	-100
Total non-current assets	4,539,445	1,680,120	2,859,325	170
Total assets	$33,338,661	$28,901,397	4,437,264	15

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$122,251	65,982	56,269	85
Advances from customers	183,173	295	182,878	61,993
Bank overdrafts	73,105	77,486	(4,381)	-6
Short term loans - related parties	261,725	277,408	(15,683)	-6
Taxes payable	14,681	9,290	5,391	58
Due to related parties	200,318	1,963,794	(1,763,476)	-90
Operating lease liabilities, current	486,121	-	486,121	100
Other current liabilities	2,859,061	166,025	2,693,036	1,622
Current liabilities held for sale associated with discontinued operation of Far Lings and Bo Lings	-	828,764	(828,764)	-100
Total current liabilities	4,200,435	3,389,044	811,391	24
Operating lease liabilities, non-current	1,738,371	-	1,738,371	100
Non-current liabilities held for sale associated with discontinued operation of Far Lings and Bo Lings	-	463,196	(463,196)	-100
Total liabilities	5,938,806	3,852,240	2,086,566	54

We maintain cash and cash equivalents in mainland China, Hong Kong, New Zealand and U.S. on December 31, 2024 and 2023.

	December 31,
Country	2024	2023
China (Mainland)	$1,915,855	$371,807
China (Hong Kong)	63,969	2,018,727
Hong Kong (through a broker account)	110,502	107,918
New Zealand (through a broker account)	11,690,646	8,477,703
U.S.	1,918,590	2,150,450
Total	$15,699,562	$13,126,605

The majority of our cash balances at December 31, 2024 and 2023 are in form of USD and held in broker accounts in New Zealand and Hong Kong and bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents and restricted cash

As of December 31, 2024, cash and cash equivalents were $15,699,562, compared to $13,126,605 at December 31, 2023. The components of this increase of $2,572,957 in cash and cash equivalents are reflected below.

	2024	2023
Net cash used in operating activities	$(233,987)	$(2,492,725)
Net cash provided by (used in) investing activities	2,781,030	(6,067,051)
Net cash provided by financing activities	0	1,921,554
Exchange rate effect on cash and restricted cash	(508,863)	(1,557,521)
Net cash inflow (outflow)	$2,038,180	$(8,195,743)

Short-term investments

During the years ended December 31, 2024 and 2023, the Company acquired equity securities of certain publicly listed companies through various open market transactions. The Company’s investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with changes in fair value recognized in earnings. Changes in fair value include realized gain of approximately $3.37 million and unrealized income of approximately $0.44 million for the year ended December 31, 2024. Changes in fair value include realized gain of approximately $0.44 million and unrealized loss of approximately $3.08 million for the year ended December 31, 2023.

Accounts receivable

Net accounts receivable as of December 31, 2024 were $5,748, an increase of $5,748 compared to $0 as of December 31, 2023. There was no allowance for credit losses recorded for the years ended December 31, 2024 and 2023, respectively.

Due to related parties

As of December 31, 2024, the balance of due to related parties was $200,318, a decrease of $1,763,476 as compared to $1,963,794 on December 31, 2023. The balance of due to related parties represented expenses incurred by related parties in the ordinary course of business, expenses paid by related parties on behalf of the Company as well as the loans the Company obtained from related parties for working capital purpose. The loans owed to the related parties are interest free, unsecured and repayable on demand.

Property, plant and equipment, net

Net property, plant and equipment as of December 31, 2024 was $2,363,989, an increase of $1,706,865 compared to $ 657,124 as of December 31, 2023. The increase in balance of property, plant and equipment was mainly due to the purchase of commercial real estate property during fiscal year 2024. Depreciation expense for the years ended December 31, 2024 and 2023 was $111,642 and $22,649, respectively.

Accounts payable

Accounts payable represent our commercial credit offered to the suppliers, and notes payable were the bank acceptance notes to suppliers.

Accounts payable increased by $56,269 to $122,251 as of December 31, 2024 from $65,982 as of December 31, 2023, mostly due to commercial real estate accounts payables.

Taxes payable

Taxes payable represent the accrued enterprise income tax at year end.

The balance of taxes payable as of December 31, 2024 was $14,681, representing an increase of $5,391, or 58%, compared with a balance of $9,290 as of December 31, 2023.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

As of December 31, 2024, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Lease Obligations	$2,224,492	584,825	1,347,541	292,125	-

Total	$2,224,492	$584,825	$1,347,541	$292,125	$-

The Company has signed seven commercial real estate lease agreements. The remaining lease term of the Company’s leases ranges from approximately 5 years to 6 years.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for credit losses, estimates used in lease accounting and income taxes including the valuation allowance for deferred tax assets. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded impairment loss on long-lived assets other than goodwill of $0, $1,964 and $6,833 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. The Company recorded impairment of goodwill of $325,832, $0 and $0 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period. The Company does not have finance lease arrangements as of December 31, 2024 and 2023.

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

Revenue Recognition

Revenue is measured according to ASC Topic 606, Revenue from Contracts with Customers.

For the year ended December 31, 2022 and 2023, the Company’s revenue were primarily generated from its restaurant business and petfood sales. The petfood business was fully discontinued in fiscal year 2023 and the Company also discontinued its restaurant business in June 2024 and started the commercial real estate management business, as a result, for the year ended December 31, 2024, the Company reported revenue from both the restaurant business line and commercial business management service business.

During the years ended December 31, 2022 and 2023, revenue for sale of products is derived from contracts with customers, which primarily include the sale of petfood products. The Company recognizes revenue upon transfer of control of promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.

The Company started to generate revenue from restaurant business operation when the Company acquired Far Ling’s Inc. and Bo Ling’s Chinese Restaurant, Inc. in late 2021 until discontinued the restaurant business line in June 2024. Revenue from providing dining services and sales of meals is recognized at point when services are rendered. The Company recognizes revenues in the form of restaurant sales at the time of the sale when payment is made by the customer, as the Company has completed its performance obligation, namely the provision of food and beverage, and the accompanying customer service, during the customer’s visit to the restaurant.

Revenue is recognized net of any taxes collected from customers that are subsequently remitted to governmental authorities, including value-added tax (“VAT”), business tax, and applicable local government levies. At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated sales returns based upon historical experience and related terms of customer arrangements.

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free onboard shipping point arrangements, as a fulfillment cost and accrues for such costs.

In 2024, the Company started its real estate property management business. Under the commercial real estate business lines, from October 2023 to January 2024, the Company entered into 7 commercial real estate property management agreements with the property owners, pursuant to which the Company leases the commercial real estate properties (primarily office space) from the property owners directly and is obligated to make monthly lease payment to the property owners, no matter whether the leased commercial property is rented out or not to subtenants through the Company’s efforts. After the Company obtains the property management right from the property owners, it is the Company’s responsibilities to identify the potential subtenants, negotiate and determine the lease terms (such as price and lease period, etc.) and enter into lease agreement with the subtenants, collect lease payment from the subtenants, remit payment to the property owners, and reasonably monitor and manage the tenant to use the commercial real estate property during the lease terms. During the whole process, the Company takes the responsibilities to manage the commercial properties, bear related costs associated with procuring subtenants, price negotiation, lease payment collection, property maintenance, and labor costs incurred for monitoring and management of the tenants to fulfill their obligations. At the end of property management agreement, the Company is responsible to return commercial properties back to the owners in a well-maintained condition or renew the property management agreement with the owners. the Company believes that it serves as a principal in its commercial real estate property management business, because the Company is primarily responsible for fulfilling the contractual obligations with respect to make the lease payment to the property owners. The Company selects qualified subtenants, resolves disputes and complaints claimed by the subtenants, and is responsible for collecting the rental payment from the subtenants and also make the payments to the landlords, and the Company has the latitude in establishing the rental payment prices with the subtenants and taking credit risk in terms of rental fee collection and payments, and is primarily responsible for taking the risk for the rental service arrangement with subtenants. As a result, the Company records the rental fees collected from the subtenants on a gross basis. The Company recognizes real estate property management service fees on a straight-line basis over the lease term. For the year ended December 31, 2024, the Company started to generate revenue from commercial real estate property management service fee of $563,726.

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2024 and 2023, the Company recorded contract liabilities of $183,173 and $295, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2024, 2023 and 2022, the Company recognized $512,156, $0 and $6,970 of contract liabilities as revenue, respectively.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States Dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK, TDH Foods, TDH Income Corporation, Ruby21Noland LLC, Far Ling’s Inc, Bo Ling’s Chinese Restaurant, Inc., HARDEES2470 LLC, Vigour Management Limited, Hengzhuo Investment Limited, and TDH Foods Limited is the United States Dollar. The functional currency of the functional currency of our subsidiaries located in China, is Renminbi (“RMB”). The functional currency of TDH Group BVBA is Euro (“€”).

For the subsidiaries whose functional currencies are RMB and Euro, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of operations.

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2024	7.1884	7.1217
Year ended December 31, 2023	7.0827	7.0467

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2024	0.9552	0.9503
Year ended December 31, 2023	0.9012	0.9153

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

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investment, accounts receivable, advances to suppliers, prepayments and other current assets, accounts payable, advances from customers, taxes payable, bank overdrafts, short term loans and other current liabilities, the carrying amounts approximate their fair values due to the short maturities.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, that requires disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker and included within each reported measure of segment profit or loss. The standard also requires disclosure of the composition of other segment items included in the measure of segment profit or loss that are not separately disclosed. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, that requires presentation of specific categories of reconciling items, as well as reconciling items that meet a quantitative threshold, in the reconciliation between the income tax provision and the income tax provision using statutory tax rates. The standard also requires disclosure of income taxes paid disaggregated by jurisdiction with separate disclosure of income taxes paid to individual jurisdictions that meet a quantitative threshold. The amendments in this accounting standard are effective for fiscal years beginning after December 15, 2024, on a prospective basis. Early adoption and retrospective application are permitted. We do not expect the adoption of this accounting standard to have an impact on our Consolidated Financial Statements but will require certain additional disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, that requires disclosure of the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense line item on the income statement. The standard also requires a qualitative description of other amounts included in each relevant expense line item on the income statement that are not separately disclosed. In addition, entities are required to disclose the nature and amount of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. We do not expect the adoption of this accounting standard to have an impact on our Consolidated Financial Statements but will require certain additional disclosures.

In November 2024, the FASB issued an accounting pronouncement (ASU 2024-04) related to induced conversions of convertible debt instruments. The amendments in this update clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions rather than as debt extinguishments. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years, though early adoption is permitted. We do not expect it to have a material effect on our consolidated financial statements.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China, and China’s inflation rates have been relatively stable in the last three years: 0.8% in 2024, 2.6% in 2023 and 3.7% in 2022

Impact of Foreign Currency Fluctuations

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of April 21, 2025:

Name	Age	Position
Dandan Liu	37	Chief Executive Officer, Class A Director
Feng Zhang	42	Chief Financial Officer, Class A Director
Caifen Zou(1) (2) (3)	60	Class B Director, independent
Qiu Li (1) (2) (3)	64	Class B Director, independent
Owens Meng (1) (2) (3)	47	Class C Director, independent

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

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

A director is not required to hold shares as a qualification to office.

B.	Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2024 and 2023 to our principal executive officers.

Name and principal position	Year	Salary ($)		Bonus ($)		Total Paid ($)
Dandan Liu	2024	120,000	(1)	-		120,000
CEO and director	2023	95,000	(1)	1,998,457	(2)	2,093,457

Feng Zhang	2024	58,000	(1)	-		58,000
CFO	2023	58,000	(1)	-		58,000

(1)	Includes $10,000 received as compensation for serving as a director.

(2)	Includes bonuses of $1,963,457 for the years 2019 to 2022.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Director Compensation

Directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We paid $10,000 compensation to each of our directors during each of the years ended December 31, 2024 and 2023.

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

Retirement Benefits

As of December 31, 2024, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

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

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

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

Our Nominating Committee consists of Caifen Zou, Qiu Li, and Owens Meng, with Caifen Zou serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

	2022	2023	2024
Number of Employees	51	56	17

E.	Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of April 21, 2025 certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 10,323,268 shares issued and outstanding as of this Annual Report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing, PRC.

Name of Beneficial Owner	Shares Owned	Percentage
Dandan Liu	1,354,697	13.1%
Feng Zhang	—	—
Caifen Zou(1)	—	—
Qiu Li(1)	—	—
Owens Meng(1)	—	—

Directors & executive officers as a group (5 persons)	1,354,697	13.1%

Xiumei Lan	620,000	6.0%
Liping Gao	640,000	6.2%
Yanli Xu	580,000	5.6%
5% or Greater Shareholders as a group (2 persons)	1,840,000	17.8%

(1)	Independent director.

B.	Related Party Transactions

The related parties with whom the Company had transactions for the years ended December 31, 2024, 2023 and 2022 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2024
Dandan Liu	Chairman of the Board, Shareholder, Chief Executive Officer (“CEO”)

Feng Zhang	Chief Financial Officer (“CFO”)

Name of Related Party	Nature of Relationship at December 31, 2021
Caifen Zou	Independent director of TDH Holding, Inc.
Qiu Li	Independent director of TDH Holding, Inc.
Owens Meng	Independent director of TDH Holding, Inc.
Xue Jiang	The Executive Director and Manager of QD Pet Food The Executive Director and Manager of QD Food Sales
Shanghai Yuanhong Health Management Consulting Co., Ltd.	Xue Jiang serves as the Executive Director and holds 100% of the shares; Long He serves as the Supervisor.
Yulan Li	The Executive Director and Manager of Beijing Jingshi Commercial Management Co., Ltd., holding 40% of the shares
Kai Wang	The Executive Director and Manager of Beijing Jingshi Space Commercial Management Co., Ltd.
Fan Wu	The Executive Director and Manager of Beijing Ruihe Commercial Management Co., Ltd.; The Executive Director and Manager of Beijing Ruihe Space Commercial Management Co., Ltd.

Due to related parties from continuing operations

Due to related parties consisted of the following:

	December 31,	December 31,
	2024	2023
Dandan Liu	200,318	1,963,794
Total	$200,318	1,963,794

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short term loans from related parties

In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which payments of €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 were due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the years ended December 31, 2024, 2023 and 2022, such failure to pay may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short term loans – related parties as of December 31, 2024 and 2023. The Company is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time.

The interest expenses for the loans from related parties amounted to $0, $0 and $29,581 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

We completed our initial public offering on September 21, 2017. Our Common Shares trade under the trading symbol “PETZ” on the NASDAQ Capital Market. As of April 23, 2025, there were approximately 13 holders of record of our Common Shares. This excludes our Common Shares owned by shareholders holding Common Shares under nominee security position listings. On April 23, 2025 the last sales price of our Common Shares as reported on the NASDAQ Capital Market was $1.07 per common share.

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

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, last amended in February 2017 and became effective as of January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (the “Certifying Measures”), which retroactively became effective on January 1, 2008 and was amended on January 29, 2016. Under the EIT Law and the Certifying Measures, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council The Company was subject to 25% income tax rate in 2023 and 2024. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

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

Passive Foreign Investment Company

Based on our current operations and the composition of our assets, we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2024. Our actual PFIC status for the current taxable years ending December 31, 2025 will not be determinable until after the close of such year and, accordingly, there is no guarantee that we will not be a PFIC for the current year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. As of December 31, 2024, we had $0 outstanding bank loans. As of December 31 2023, we did not carry any outstanding bank loans.

As of December 31, 2024, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been $0, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables

As of December 31, 2023, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been $0, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

Foreign Currency Risk

Our functional currency is the RMB and the Euro, and our financial statements are presented in U.S. dollar. We mainly use RMB in domestic transaction, and the transaction settled with Euro is immaterial. The RMB depreciated against the U.S. dollar by 1.49% in 2024 and depreciated against the U.S. dollar by 1.69% in 2023. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2024 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the Certifying Officers concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were not effective as of December 31, 2024.

The material weakness identified by our management include (i) a lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; and (ii) a lack of an effective review process which may lead to material audit adjustments to the financial statements.

In order to address the foregoing material weakness, we have put in place additional controls, including, among others, hiring and replacing certain management team members. Our CEO has established a new management team to deal with operation management challenges of the Company, and our CFO has been working on improving the Company’s financial and reporting functions. We also plan to hire more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. We also plan to set up an internal audit function to improve overall internal control. Our senior management will also hold internal meetings, discussions, trainings, and seminars on a monthly basis to review our financial statements and operational performance and to identify areas to improve our internal control procedures. Overall, the Company is working through and standardizing its business processes, instituting business procedures and adding controls and additional supervision, particularly, in the areas of control duties and data sharing and supervision so as to provide effective means of linking various functions and departments within the Company. As of the date of this annual report, we have not fully addressed the above-referenced weaknesses. However, we have made progress in implementing remedial measures, specifically:

●	We have hired two additional mid-level financial staff in late 2024, one of whom has been staffed in our financial reporting unit. In addition, we have identified two potential candidates with U.S. Certified Public Accountant qualifications and related experience and skills for senior financial roles. We expect to hire at least one candidate prior to June 30, 2025. In the interim, we will continue using an external consultant to assist us in financial reporting;

●	Since January 2024, the management team, including our chief executive officer, our chief financial officer, and other management team members have held internal meetings, discussions, trainings, and seminars on a monthly basis to review our financial statements and operational performance and to identify areas to improve our internal control procedures;

●	We are actively seeking an external consulting firm to assist us in setting-up our financial and system control framework. We expect to engage a qualified firm to complete the setup of our financial and system control framework by December 31, 2025.

We intend to complete the remediation effort on or before the end of the 2025 fiscal year and will conduct periodic assessments of the state of the Company’s financial reporting measures and systems, as a whole.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on these evaluations, our management concluded that, due to the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2024.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Owens Meng is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B. CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, www.tiandihui.com. The information on our corporate website is not a part of this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by YCM CPA INC. for the periods indicated:

	For the Years Ended December 31,
	2024	2023
Audit Fees	$140,000	$150,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$140,000	$150,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchases of our securities were made by us or our affiliates in 2024.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICY

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. The insider trading policy is included in our code of ethics which is attached as an exhibit to this annual report.

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

To-date, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced undetected cybersecurity incidents.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description

2.1	Description of Registrant’s Securities.
3.1	Memorandum and Articles of Association. (1)
4.1	Form of Amended and Restated Warrant. (2)
10.1	Employment Agreement between the Registrant and its CEO. (3)
10.2	Employment Agreement between the Registrant and its CFO. (4)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics. (4)
21.1	List of Subsidiaries of the Registrant.
99.1	Charter of the Audit Committee. (4)
99.2	Charter of the Compensation Committee. (4)
99.3	Charter of the Nominating Committee. (4)
99.4	Press Release dated April 28, 2025.
97.1	Clawback Policy of TDH Holdings, Inc. (5)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on June 14, 2022 and hereby incorporated by reference.

(2)	Filed as an exhibit to the Registrant’s Current Report on Form 6-K, filed on July 18, 2023 and hereby incorporated by reference.

(3)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F, filed on April 25, 2023 and hereby incorporated by reference.

(4)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F, filed on April 29, 2022 and hereby incorporated by reference.

(5)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F, filed on April 29, 2024 and hereby incorporated by reference

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDH Holdings, Inc.

April 28, 2025	By:	/s/ Dandan Liu
		Name:	Dandan Liu
		Title:	Chief Executive Officer (Principal Executive Officer)

TDH Holdings, Inc.

April 28, 2025	By:	/s/ Feng Zhang
		Name:	Feng Zhang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

TDH HOLDINGS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of TDH Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TDH Holdings, Inc. and our subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

A critical audit matter is a matter arising from the current-period audit of the financial statements that is communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no such critical audit matters.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

April 28, 2025

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,699,562	$13,126,605
Short-term investments	12,952,597	13,317,882
Accounts receivable, net	5,748	-
Advances to suppliers, net	37,790
Prepayments and other current assets, net	103,519	63,074
Current assets held for sale associated with discontinued operation of Farlings and Bolings	-	713,715
Total current assets	28,799,216	27,221,277
NON-CURRENT ASSETS
Property, plant and equipment, net	2,363,989	657,124
Operating lease right-of-use assets	2,175,456	-
Non-current assets held for sale associated with discontinued operation of Farlings and Bolings	-	1,022,996
Total non-current assets	4,539,445	1,680,120
Total assets	$33,338,661	$28,901,397

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$122,251	$65,982
Advances from customers	183,173	295
Bank overdrafts	73,105	77,486
Short-term loans - related parties	261,725	277,408
Taxes payable	14,681	9,290
Due to related parties	200,318	1,963,794
Operating lease liabilities, current	486,121	-
Other current liabilities	2,859,061	166,025
Current liabilities held for sale associated with discontinued operation of Farlings and Bolings	-	828,764
Total current liabilities	4,200,435	3,389,044
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	1,738,371
Non-current liabilities held for sale associated with discontinued operation of Farlings and Bolings	-	463,196
Total liabilities	5,938,806	3,852,240
SHAREHOLDERS’ EQUITY:
Common shares ($0.02 par value; 50,000,000 shares authorized; 10,323,268 shares issued and outstanding at December 31, 2024 and 2023)	206,465	206,465
Additional paid-in capital	51,129,439	51,129,439
Accumulated deficit	(23,937,478)	(26,622,000)
Accumulated other comprehensive loss	(95,784)	(95,066)
Total TDH Holdings, Inc. shareholders’ equity	27,302,642	24,618,838
Non-controlling interest	97,213	430,319
Total shareholders’ equity	27,399,855	25,049,157
Total liabilities and shareholders’ equity	$33,338,661	$28,901,397

The accompanying notes are an integral part of these consolidated financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Years Ended December 31,
	2024	2023	2022
Net revenue	$563,726	$754	$24,726
Total revenue	563,726	754	24,726
Cost of revenue	325,304	976	105,554
Total cost of revenue	325,304	976	105,554
Gross profit	238,422	(222)	(80,828)
Operating expenses:
Selling expense	-	22	146
General and administrative expense	1,745,247	3,145,280	2,952,355
Stock-based compensation expense	-	3,040,000
Impairment of long-lived assets other than goodwill	-	-	6,833
Impairment of goodwill	325,832	-	-
Total operating expenses	2,071,079	6,185,302	2,959,334
Loss from operations	(1,832,657)	(6,185,523)	(3,040,162)
Interest income (expense)	(68,858)	(14,276)	43,081
Other income (expense)	15,670	461,461	(21,375)
Investment income (loss), net	3,811,339	(2,644,576)	4,161,093
Total other income (expenses)	3,758,151	(2,197,391)	4,182,799
Income (loss) before income tax provision	1,925,494	(8,382,915)	1,142,637
Income tax provision	(182)		-
Net income (loss) from continuing operations	1,925,312	(8,382,915)	1,142,637
Net income (loss) from discontinued operations of Tiandihui	-	(15,095,547)	(339,054)
Net income (loss) from discontinued operations of Bo Lings and Far Lings	575,249	(153,054)	51,430
Net income (loss)	2,500,561	(23,631,516)	855,013
Less: Net income (loss) attributable to non-controlling interest	(183,961)	(5,344)	51,313
Net income (loss) attributable to TDH Holdings, Inc.	$2,684,522	$(23,626,172)	$803,700
Comprehensive income (loss)
Net income (loss)	$2,500,561	$(23,631,516)	$855,013
Other comprehensive income (loss)
Foreign currency translation adjustment	(718)	(523,315)	888,951
Total comprehensive income (loss)	2,499,843	(24,154,831)	1,743,964
Less: Comprehensive income (loss) attributable to non-controlling interest	(333,106)	(5,344)	51,313
Comprehensive income (loss) attributable to TDH Holdings, Inc.	$2,832,949	$(24,149,487)	$1,692,651

Earnings (loss) per common share attributable to TDH Holdings, Inc.
Basic	$0.26	$(2.29)	$0.10
Diluted	$0.26	$(2.29)	$0.10
Weighted average common shares outstanding
Basic	10,323,268	10,323,268	8,019,208
Diluted	10,323,268	10,323,268	8,019,208

The accompanying notes are an integral part of these consolidated financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares*	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable		Statutory Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity Attributable to TDH	Non- controlling Interest	Total Stockholders’ Equity
Balance, December 31, 2021	5,218,681	$104,374	$42,151,658	$		$160,014	$(28,969,627)	$(460,702)	$12,985,717	$384,350	$13,370,067
Net income	-	-	-		-	-	803,700	-	803,700	51,313	855,013
Issuance of common stock and warrants in private placements	4,000,000	80,000	5,937,781		-	-	-	-	6,017,781	-	6,017,781
Warrants exercised for cashless	1,104,587	22,091	-		-	-	-	-	22,091	-	22,091
Foreign currency translation adjustment	-	-	-		-	-	-	888,951	888,951	-	888,951
Balance, December 31, 2022	10,323,268	$206,465	$48,089,439		$-	$160,014	$(28,165,927)	$428,249	$20,718,240	$435,663	$21,153,903
Net loss	-	-			-	-	(23,626,172)	-	(23,626,172)	(5,344)	(23,631,516)
Stock-based compensation expense			3,040,000						3,040,000		3,040,000
Adjustment to reflect the effect of disposal of Tiandihui and Chongaijiujiu	-	-	-		-	(160,014)	25,170,099	-	25,010,085	-	25,010,085
Foreign currency translation adjustment	-	-	-		-	-	-	(523,315)	(523,315)	-	(523,315)
Balance, December 31, 2023	10,323,268	$206,465	$51,129,439		$-	$-	$(26,622,000)	$(95,066)	$24,618,838	$430,319	$25,049,157
Net income	-	-			-	-	2,684,522	-	2,684,522	(183,961)	2,500,561
Foreign currency translation adjustment	-	-	-		-	-	-	(718)	(718)	(149,145)	(149,863)
Balance, December 31, 2024	10,323,268	$206,465	$51,129,439		$-	$-	$(23,937,478)	$(95,784)	$27,302,642	$97,213	$27,399,855

The accompanying notes are an integral part of these consolidated financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net income (loss)	$2,684,522	$(23,626,172)	$803,700
Less: Net income (loss) from discontinued operations	575,249	(15,248,601)	(287,624)
Net income (loss) from continuing operations	2,109,273	(8,377,571)	1,091,324
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	111,642	22,649	17,114
Fair value change of short-term investments	(3,811,339)	2,644,576	(4,161,093)
Impairment of goodwill	325,832	-	-
Impairment of long-lived assets other than goodwill	-	1,964	6,833
Inventory write-down	-	69,677	11,532
Allowance for doubtful accounts	-	22,674	7,210
Loss (gain) on disposal of property, plant and equipment	59,009	37,766	153,983
Gain from operating lease contract modification	-	-	(408,198)
Amortization of operating lease right-of-use assets	(676,397)	2,623,288	-
Stock-based compensation	-	3,040,000	-
Changes in operating assets and liabilities:
Accounts receivable, net	114,462	40,894	93,952
Inventories, net	8,370	44,240	41,252
Operating lease liabilities	2,315,206	691,854	4,023,944
Advances to suppliers, net	(38,144)	(32,465)	8,197
Prepayments and other current assets, net	(1,660,998)	(3,210,336)	(2,714,557)
Accounts payable	66,823	(369,142)	(266,778)
Accounts payable - related parties	-	502,635	(132,081)
Interest payable	30,662	3,573	(411,112)
Taxes payable	6,982	(2,445)	(17,103)
Advances from customers	185,145	(6,974)	-
Advances from customer - related party	-	-	(13,799)
Other current liabilities	2,615,861	(1,239,570)	811,658
Net cash provided by (used in) operating activities from continuing operations	1,762,390	(3,492,712)	(1,857,721)
Net cash provided by (used in) operating activities from discontinued operations	(1,996,377)	999,987	(214,994)
Net cash used in operating activities	$(233,987)	$(2,492,725)	$(2,072,715)
Cash flows from investing activities
Payments to acquire property and equipment	(1,881,370)	(7,655)	-
Disposal of subsidiaries	578,400	-	-
Cash obtained from business acquisition	16,047	-	-
Purchase of short-term investments	(46,777,749)	(37,066,925)	(42,483,794)
Proceeds from sale of short-term investments	50,944,982	31,024,365	41,150,967
Investment in equity	(99,280)
Leasehold improvement	-	(16,836)	-
Net cash provided by (used in) investing activities from continuing operations	2,781,030	(6,067,051)	(1,332,827)
Net cash provided by investing activities from discontinued operations	-	-	-
Net cash provided by (used in) investing activities	2,781,030	(6,067,051)	(1,332,827)
Cash flows from financing activities
Collection of stock subscription receivable	-	-	6,017,781
Proceeds from related parties	-	-	22,410
Repayments to related parties	-	(6,774)	-
Payment to related party	-	1,928,329	15,289
Net cash provided by financing activities from continuing operations	-	1,921,554	6,055,480
Net cash provided by financing activities from discontinued operations	-	-	-
Net cash provided by financing activities	$-	$1,921,554	$6,055,480
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(508,863)	(1,557,522)	(303,788)
Net change in cash, cash equivalents and restricted cash	2,038,180	(8,195,743)	2,346,150
Cash, cash equivalents and restricted cash, beginning of the year	13,661,382	21,857,125	19,510,975
Cash, cash equivalents and restricted cash, end of the year	$15,699,562	$13,661,382	$21,857,125
Less: Cash and restricted cash of discontinued operations at the end of the period	-	534,777	1,856,529
Cash and restricted cash of continued operations at the end of the period	$15,699,562	$13,126,605	$20,000,596

Supplemental cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Non-cash investing and financing activities
Liabilities assumed in connection with purchase of property, plant and equipment	$-	$-	$-
Notes payable reclassified to short-term loans	$-	$-	$-
Short-term loans settled by transferring an equity investment to the creditor	$-	$-	$-
Cashless exercise of warrants	$-	$-	$-
Right of use assets obtained in exchange for operating lease obligations	$-	$-	$-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$15,699,562	$13,126,605	$20,000,596
Restricted cash	$-	$534,777	$1,856,529
Total cash, cash equivalents, and restricted cash	$15,699,562	$13,661,382	$21,857,125

The accompanying footnotes are an integral part of these financial statements.

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

On June 9, 2021, Ruby21Noland LLC (“Ruby21Noland”) was incorporated in Missouri. Ruby21Noland is a wholly owned subsidiary of TDH Income.

On October 31, 2021, TDH Income acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. On June 7, 2024, TDH Income sold its 51% equity interest in Far Ling’s Inc. and its 100% equity interest in Bo Ling’s Chinese Restaurant, Inc., to third parties. As a result, the Company discontinued its restaurant business line (see Note 4).

On January 22, 2022, Beijing Wenxin Co., Ltd. (“Beijing Wenxin”) was incorporated in Beijing City, PRC.

On March 27, 2023, Qingdao Chihong Information Consulting Co., Ltd. (“Qingdao Chihong”) was incorporated in Qingdao City, PRC.

In order to undertake the commercial real estate property management business, on April 30, 2024, Beijing Wenxin Co., Ltd. acquired 60% equity interests of Beijing Jingshi Commercial Management Co., Ltd. (“Beijing Jingshi”) an entity with rich real estate asset management and service experience and with the service capability to manage real estate property on behalf of the property owners.

On May 14, 2024, HARDEES2470 LLC (“HARDEES2470”) was incorporated in Missouri. HARDEES2470 is a wholly owned subsidiary of TDH Income.

On November 1, 2024, TDH Holdings, Inc. acquired 90% equity interests of Vigour Management Limited (“Vigour”) in order to further strengthen the Company’s commercial real estate property management business in the future.

Name of subsidiaries	Date of incorporation	Place of incorporation	Ownership percentage	Principal activities
TDH Foods limited	August 24, 2020	Hong Kong	100%	Investment
TDH HK limited	February 21, 2016	Hong Kong	100%	Investment
TDH Income Corporation	June 4, 2021	Nevada	100%	Investment
TDH Group BVBA	September 20, 2018	Belgium	100%	Investment
Beijing Wenxin Co., Ltd.	January 22, 2022	Beijing, China	100%	Investment
Vigour Management Limited.	November 1, 2024	BVI	90%	Investment
Qingdao Tiandihui Pet Foodstuff Co., Ltd.	January 22, 2020	Qingdao, China	100%	Pet food
Qingdao Tiandihui Foodstuff Sales Co., Ltd.	January 21, 2020	Qingdao, China	100%	Pet food
Ruby21Noland LLC	June 9, 2021	Missouri	100%	commercial real estate business
HARDEES2470 LLC	May 14, 2024	Missouri	100%	commercial real estate business
Hengzhuo Investment Limited	November 1, 2024	Hong Kong	90%	Investment
Beijing Ruihe Commercial Management Co., Ltd.	November 1, 2024	Beijing, China	90%	commercial real estate business
Beijing Ruihe Space Commercial Management Co., Ltd.	November 1, 2024	Beijing, China	90%	commercial real estate business
Qingdao Chihong Information Consulting Co., Ltd.	March 27, 2023	Qingdao, China	100%	Investment
Beijing Jingshi Commercial Management Co., Ltd.	April 30, 2024	Beijing, China	60%	commercial real estate business
Beijing Jingshi Space Commercial Management Co., Ltd.	April 30, 2024	Beijing, China	60%	commercial real estate business

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

In addition, on June 7, 2024, the Company sold its 51% equity interest in Far Ling’s Inc. and 100% equity interest in Bo Ling’s Chinese Restaurant, Inc., to third parties. As a result, the Company discontinued its restaurant business and started to focus on owning, operating and managing commercial real estate properties in the PRC going forward.

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statements of operations and comprehensive loss, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations (see Note 4).

Reclassifications

In connection with the discontinued operations of a business, certain prior-year amounts have been reclassified for consistency with the current-year presentation. These reclassifications had no effect on the reported results of operations. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2023, while results of operations related to the discontinued operations, including comparatives, were reported as losses from discontinued operations for the years ended December 31, 2024, 2023 and 2022. Certain prior-year balance sheet accounts have been reclassified to conform to the current-year presentation.

Liquidity

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

For the year ended December 31, 2024, in June 2024, we discontinued our restaurant business and started to focus on owning, operating and managing commercial real estate properties going forward. Because commercial real estate property management business is a newly added business line, our revenue from the commercial real estate management business segment only slightly increased by approximately $0.56 million as compared to 2023. In addition, we reported continued negative cash flows from operating activities of approximately $0.23 million in fiscal year 2024. Currently our revenue is substantially generated from the commercial real estate management business. Our business turnaround depends, in part, on our ability to successfully obtain and lease new properties. If we are not able to effectively manage, lease and acquire new properties that successfully generate revenue, we may not be able to grow and maintain our business as anticipated, and our revenue may decline and our future business, financial condition and results of operations may be materially adversely affected.

In assessing our liquidity, our management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2024, the Company had total current assets of $28.8 million, primarily consisting of cash balance of approximately $15.7 million and short-term investment of approximately $13.0 million, which is highly liquid and can be used to support the Company’s future capital expenditure requirement if needed.

As of December 31, 2024, the Company’s total current liabilities amounted to approximately $4.2 million, primarily consisting of accrued expenses and other current liabilities of approximately $2.2 million, due to related parties of approximately $0.2 million, loans payable to related party of $0.3 million and current portion of operating lease liabilities of $0.5 million.

As a result, the Company had approximately $24.6 million working capital as of December 31, 2024.

Currently, we improve our liquidity and capital sources primarily through cash flows from operations and financial support from our principal shareholders. In order to fully implement our business plan and sustain continued growth, we may also need to raise capital from outside investors. Our expectation, therefore, is that we will seek to access the capital markets in both the U.S. and China to obtain funds as needed. At the present time, however, we do not have commitments of funds from any third party.

We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months from the date the audited financial statements were issued.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States Dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK, TDH Foods, TDH Income Corporation, Ruby21Noland LLC, Far Ling’s Inc, Bo Ling’s Chinese Restaurant, Inc., HARDEES2470 LLC, Vigour Management Limited, Hengzhuo Investment Limited, and TDH Foods Limited is the United States Dollar. The functional currency of the functional currency of our subsidiaries located in China, is Renminbi (“RMB”). The functional currency of TDH Group BVBA is Euro (“€”).

For the subsidiaries whose functional currencies are RMB and Euro, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of operations.

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2024	7.1884	7.1217
Year ended December 31, 2023	7.0827	7.0467

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2024	0.9552	0.9503
Year ended December 31, 2023	0.9012	0.9153

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for credit losses, estimates use in lease accounting and income taxes including the valuation allowance for deferred tax assets. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in time deposits and highly liquid investments purchased with original maturities of three months or less.

Short-term Investments

During the years ended December 31, 2022, 2023 and 2024, TDH Holdings invested in equity securities of certain publicly listed companies through various open market transactions. The investments in marketable securities are managed and operated by an asset management company. Pursuant to the asset management agreement, for the period from March 1, 2020 to December 31, 2024, the asset management company is entitled to 25% of total realized gain if certain conditions are met.

TDH Holdings’ investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings. Changes in fair value included realized gain of approximately $3.36 million and unrealized loss of approximately $0.44 million for the year ended December 31, 2024. Changes in fair value included realized gain of approximately $0.44 million and unrealized loss of approximately $3.08 million for the year ended December 31, 2023. Changes in fair value included realized gain of approximately $4.19 million and unrealized gain of approximately $0.03 million for the year ended December 31, 2022, which were included in “investment income” in the accompanying consolidated statements of operations and comprehensive loss.

Business Combination

In October 2021, the Company acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. (see Note 3). Business combination is accounted for under the purchase method of accounting.

In April 2024, the Company acquired a 60% equity interest of Beijing Jingshi Commercial Management Co., Ltd. In November 2024, the Company acquired a 90% equity interest of Vigour Management Limited (see Note 3).

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

Non-controlling interest

Non-controlling interests represent minority shareholders’ 40% ownership interest in Beijing Jingshi and 10% ownership interest in Vigour Management Limited as of December 31, 2024 and minority shareholder’s 49% equity interest in Far Ling’s Inc. as of December 31, 2023, which are not under the Company’s control. The non-controlling interests are presented in the consolidated balance sheets separately from equity attributable to the shareholders of the Company and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive income to distinguish the interests from that of the Company.

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

Property , Plant and Equipment

Property, plant and equipment are stated at cost less depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation of property, plant and equipment is calculated based on their cost, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Estimated useful lives are as follows:

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

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded impairment loss on long-lived assets other than goodwill of $0, $1,964 and $6,833 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. Given the Company’s net loss position, the Company recorded impairment of goodwill of $325,832, $0 and $0 for the years ended December 31, 2024, 2023 and 2022, respectively.

In accordance with ASC 323, Investments-Equity Method and Joint Ventures, the Company applies the equity method of accounting to equity investments, over which it has significant influence but does not own majority equity interests or otherwise control. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Under the equity method, the Company initially records its investment at cost and subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment.

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

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2024 and 2023 and indicates the fair value hierarchy of the valuation.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observation Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Publicly listed equity securities
As of December 31, 2024	$12,952,597	-	-	12,952,597
As of December 31, 2023	$13,317,882	-	-	13,317,882

Lease

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

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period. The Company does not have finance lease arrangements as of December 31, 2024 and 2023. See Note 13 for further discussion.

Earnings (Loss) per Share

Basic earnings (loss) per common share is computed by dividing net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the sum of the weighted average number of common shares outstanding and dilutive potential common shares during the period. Potentially dilutive common shares consist of common shares warrants using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive. There were no diluted shares for the years ended December 31, 2024, 2023 and 2022.

Revenue Recognition

Revenue is measured according to ASC Topic 606, Revenue from Contracts with Customers.

For the year ended December 31, 2022 and 2023, the Company’s revenue were primarily generated from its restaurant business and petfood sales. The petfood business was fully discontinued in fiscal year 2023 and the Company also discontinued its restaurant business in June 2024 and started the commercial real estate management business, as a result, for the year ended December 31, 2024, the Company reported revenue from both the restaurant business line and commercial business management service business.

During the years ended December 31, 2022 and 2023, revenue for sale of products is derived from contracts with customers, which primarily include the sale of petfood products. The Company recognizes revenue upon transfer of control of promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.

In connection with the business acquisition as disclosed in Note 3, the Company started to generate revenue from restaurant business operation since late 2021 until discontinued the restaurant business line in June 2024. Revenue from providing dining services and sales of meals is recognized at point when services are rendered. The Company recognizes revenues in the form of restaurant sales at the time of the sale when payment is made by the customer, as the Company has completed its performance obligation, namely the provision of food and beverage, and the accompanying customer service, during the customer’s visit to the restaurant.

Revenue is recognized net of any taxes collected from customers that are subsequently remitted to governmental authorities, including value-added tax (“VAT”), business tax, and applicable local government levies. At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated sales returns based upon historical experience and related terms of customer arrangements.

The allowance for sales returns recorded by the Company was $0, $0 million and $0 million for the years ended December 31, 2024, 2023 and 2022, respectively. The Company does not provide rebate, pricing protection or any other concessions to its customers.

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods—for instance, free onboard shipping point arrangements—as a fulfillment cost and accrues for such costs.

In 2024, the Company started its real estate property management business. Under the commercial real estate business lines, from October 2023 to January 2024, the Company entered into seven commercial real estate property management agreements with the property owners, pursuant to which the Company leases the commercial real estate properties (primarily office space) from the property owners directly and is obligated to make monthly lease payment to the property owners, no matter whether the leased commercial property is rented out or not to subtenants through the Company’s efforts. After the Company obtains the property management right from the property owners, it is the Company’s responsibilities to identify the potential tenants, negotiate and determine the lease terms (such as price and lease period, etc.) and enter into lease agreement with the tenants, collect lease payment from the tenants, remit payment to the property owners, and reasonably monitor and manage the tenant to use the commercial real estate property during the lease terms. During the whole process, the Company takes the responsibilities to well manage the commercial properties, bear related costs associated with tenant finding, price negotiation, lease payment collection, property maintenance, and labor costs incurred for monitoring and management of the tenants to fulfill their obligations. At the end of property management agreement, the Company is responsible to return the well-maintained commercial properties back to the owners or renew the property management agreement with the owners. the Company believes that it serves as a principal in its commercial real estate property management business, because the Company is primarily responsible for fulfilling the contractual obligations with respect to make the lease payment to the property owners. The Company selects qualified tenants, resolves disputes and complaints claimed by the tenants, be responsible for collecting the rental payment from the tenants and also make the payments to the landlords, and the Company has the latitude in establishing the rental payment prices with the tenants and taking credit risk in terms of rental fee collection and payments, and is primarily responsible for taking the risk for rental service arrangement with tenants. As a result, the Company records the rental fees collected from the tenants on a gross basis. The Company recognizes real estate property management service fees on a straight-line basis over the lease term. For the year ended December 31, 2024, the Company started to generate revenue from commercial real estate property management service fees of $563,726.

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 13 for information regarding revenue disaggregation by product lines, marketing channels and countries.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of December 31, 2024 and 2023, the Company recorded contract liabilities of $183,173 and $295, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2024, 2023 and 2022, the Company recognized $512,156, $0 and $6,970 of contract liabilities as revenue, respectively.

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

Shipping and handling expenses amounted to $0, $22 and $146 for the years ended December 31, 2024, 2023 and 2022, respectively.

Advertising costs amounted to $0, $90,637 and $93,197 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Comprehensive Income (Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Components of comprehensive income (loss) include net income (loss) and foreign currency translation adjustment. As of December 31, 2024, 2023 and 2022, the only component of accumulated other comprehensive income (loss) was foreign currency translation adjustment.

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

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only two operating segments as of December 31, 2024 (see Note 12).

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, that requires disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker and included within each reported measure of segment profit or loss. The standard also requires disclosure of the composition of other segment items included in the measure of segment profit or loss that are not separately disclosed. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, that requires presentation of specific categories of reconciling items, as well as reconciling items that meet a quantitative threshold, in the reconciliation between the income tax provision and the income tax provision using statutory tax rates. The standard also requires disclosure of income taxes paid disaggregated by jurisdiction with separate disclosure of income taxes paid to individual jurisdictions that meet a quantitative threshold. The amendments in this accounting standard are effective for fiscal years beginning after December 15, 2024, on a prospective basis. Early adoption and retrospective application are permitted. The adoption of this accounting standard did not have an impact on our Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, that requires disclosure of the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense line item on the income statement. The standard also requires a qualitative description of other amounts included in each relevant expense line item on the income statement that are not separately disclosed. In addition, entities are required to disclose the nature and amount of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. We do not expect the adoption of this accounting standard to have an impact on our Consolidated Financial Statements but will require certain additional disclosures.

In November 2024, the FASB issued an accounting pronouncement (ASU 2024-04) related to induced conversions of convertible debt instruments. The amendments in this update clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions rather than as debt extinguishments. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years, though early adoption is permitted. We do not expect it to have a material effect on our consolidated financial statements.

Note 3 – BUSINESS COMBINATION

Acquisition of Far Lings and Bolings

On October 31, 2021, the Company completed the acquisition of 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc.

Pursuant to the Stock Purchase Agreements executed on October 31, 2021, the Company acquired 51% equity interest of Far Ling’s Inc. for a total cash consideration of $850,000 and acquired 100% equity interest in Bo Ling’s Chinese Restaurant, Inc. for a total cash consideration of $170,000. The Company believed that the acquisition would bring a new revenue source for the Company going forward.

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

The amounts of revenue and net income (loss) of Far Ling’s Inc. and Bo Ling’s Chinese Restaurant, Inc. as included in the Company’s consolidated statement of operations for the years ended December 31, 2023 , 2022 and 2021 are as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2022	From acquisition date to December 31, 2021

Net revenue	$3,175,055	$3,074,007	$606,463

Net income (loss)	$(10,905)	$104,720	$(1,215,613)

Acquisition of Beijing Jingshi

On April 30, 2024, the Company completed the acquisition of 60% equity interest of Beijing Jingshi Commercial Management Co., Ltd. (“Beijing Jingshi”) for a total cash consideration of RMB 707,040 (approximately $99,495). Beijing Jingshi is primarily engaged in providing commercial real estate property management services to customers in the PRC.

The transaction was accounted for as a business combination using the purchase method of accounting in accordance with ASC 805-10-20. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the fair value of the assets acquired and liabilities assumed as of the acquisition date.

The following table presents the purchase price allocation to assets acquired and liabilities assumed for Beijing Jingshi as of the acquisition date. The non-controlling interest represents the fair value of the 40% equity interest not held by the Company:

As of April 30, 2024
Cash and cash equivalent	$16,047
Prepayment and other current assets	242,197
Other receivable	73,177
Property and equipment, net	317,072
Right-of-use operating lease assets, net	2,641,830
Accounts payable	(370,175)
Taxes payable	370
Other payable	(611,568)
Other liabilities	(19,366)
Operating lease liabilities	(2,667,990)
Fair value of non-controlling interest	151,362
Goodwill	326,538
Total purchase price consideration	$99,495

The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP. Goodwill is not amortized and is not deductible for tax purposes. Due to operating loss of Beijing Jingshi during fiscal year 2024, goodwill of $326,538 has been fully impaired.

The fair value of the non-controlling interest in Beijing Jingshi was determined based on the purchase price allocation report prepared by an independent third-party appraiser by using discount cash flow model.

The amounts of revenue and net loss included in the Company’s consolidated statement of operations from the acquisition date to December 31, 2024 are as follows:

From acquisition date to December 31, 2024
Net revenue	$512,156

Net loss	$(131,838)

Acquisition of Vigour Management Limited

In order to strengthen the Company’s commercial real estate property management business line, on November 15, 2024, the Company completed the acquisition of 90% equity interest of Vigour Management Limited (“Vigour”). Vigour is a newly formed entity in 2024 without active business operations prior to the acquisition. Total consideration for acquisition of 90% equity interest in Vigour is $900 (900 ordinary shares at $1.00 per share). The remaining 10% equity interest is held by an unrelated party, Winzone Management Limited. After the acquisition, the Company invested $2.03 million to increase the paid-in capital of Vigour. As of December 31, 2024, Vigour did not have active business operation but will be involved in commercial real estate property management going forward.

Note 4 – DISCONTINUED OPERATIONS

Discontinued operation of Tiandihui in 2023

The Company’s subsidiary, Tiandihui, was mainly engaged in the development, manufacture and sale of petfood in China and other regions. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. On December 27, 2023, the Court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. As a result, Tiandihui has been fully disposed as of December 31, 2023 and all the material claims against Tiandihui that arose prior to the date of the completion of Tiandihui’s bankruptcy proceeding were resolved.

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

Prior to the final bankruptcy property distribution plan approved by the Court on December 27, 2023, Tiandihui had short-term bank loans of $4,986,206 as of December 31, 2022, payable to several PRC financial institutions, which were also corporately or personally guaranteed. Tiandihui also pledged certain property and equipment as collateral to further guarantee these loans. As a result of the Court approved bankruptcy property distribution plan, Tiandihui’s liabilities arising from the bankruptcy proceedings were fully discharged as of December 31, 2023. The Company recorded a loss from the disposition of Tiandihui in the amount of $15,095,547 for the year ended December 31, 2023.

The results of discontinued operations of Tiandihui for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the Years Ended December 31,
	2024	2023	2022
Revenue	$-	$-	$159
Cost of revenues	-	-	(5,260)
Gross profit	-	-	(5,101)
Operating expenses	-	(138,263)	(140,073)
Loss from discontinued operations	-	(138,263)	(145,174)
Other expense, net	-	(14,957,284)	(193,880)
(Loss) income before tax	-	(15,095,547)	(339,054)
Net loss from discontinued operations	$-	$(15,095,547)	$(339,054)

Discontinued operation of restaurant business in 2024

On June 7, 2024, pursuant to an Asset Purchase Agreement (the “Asset Purchase Agreement”), TDH Income sold all its assets to Flying Dragon Cuisine, LLC, a Kansas limited liability company, for $840,000. On June 7, 2024, pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”), TDH Income sold its 100% equity interest in Bo Ling’s Chinese Restaurant, Inc, to Richard Ng Living Trust U.D.T., 7/19/95 and Far Ling Ng Living Trust U.D.T., 7/19/95, for $150,000. As a result, the Company discontinued its restaurant business line due to high costs it was experiencing in the restaurant segment business line. Net proceeds received from disposal of the restaurant business amounted to $578,400.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2023, while results of operations related to the discontinued operations for the years ended December 31, 2024, 2023 and 2022, were reported as income (loss) from discontinued operations. Net income (loss) from discontinued operations of Bo Lings and Far Lings amounted to $575,249, $(153,054) and $51,430 for the years ended December 31, 2024, 2023 and 2022, respectively.

The results of discontinued operations of the Company’s restaurant business for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the Years Ended December 31,
	2024	2023	2022
Revenue	$1,272,666	$3,175,055	$3,074,166
Cost of revenues	(885,395)	(2,145,239)	(1,945,906)
Gross profit	387,271	1,029,816	1,128,260
Operating expenses	(1,094,854)	(1,214,449)	(1,136,114)
Loss from discontinued operations of Far Lings and Bo Lings	(707,583)	(184,633)	(7,854)
Other income, net	1,282,832	31,579	59,284
Income (loss) before tax	575,249	(153,054)	51,430
Net income (loss) from discontinued operations of Far Lings and Bo Lings	$575,249	$(153,054)	$51,430

Note 5 – ACCOUNTS RECEIVABLE, NET AND ACCOUNTS RECEIVABLE-RELATED PARTIES, NET

Net accounts receivable consisted of the following:

	December 31, 2024	December 31, 2023
Accounts receivable	$5,748	$-
Less: Allowance for credit losses	-	-
Accounts receivable, net	$5,748	$-

Note 6 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2024 and 2023, property, plant and equipment consisted of the following:

	December 31,	December 31,
	2024	2023
Electronic equipment	$5,264	$3,550
Leasehold improvement	448,171	-
Buildings	2,104,005	735,795
Total property, plant and equipment	2,557,440	739,345
Less: Accumulated depreciation	(193,451)	(82,221)
Less: Impairment loss	-	-
Translation adjustments	-	-
Property, plant and equipment, net	$2,363,989	$657,124

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $111,642, $22,649 and $33,177, respectively.

Note 7 – OTHER CURRENT LIABILITIES

Other current liabilities mainly consist of interest payable, wages payable and other payables. Wages payable include salaries and bonuses of employees.

	As of December 31,
	2024	2023
Other payables	$2,754,305	$114,352
Interest payable	33,917	3,573
Wages payable	55,839	48,100
Accrued expenses	15,000	-
Total	$2,859,061	$166,025

Note 8 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2024, 2023 and 2022 consist of the following:

Name of Related Party	Nature of Relationship as of December 31, 2024
Dandan Liu	Chairman of the Board, Shareholder, Chief Executive Officer (“CEO”)
Feng Zhang	Chief Financial Officer (“CFO”)
Caifen Zou	Independent director of TDH Holding, Inc.
Qiu Li	Independent director of TDH Holding, Inc.
Owens Meng	Independent director of TDH Holding, Inc.
Xue Jiang	Executive Director and Manager of QD Pet Food
Shanghai Yuanhong Health Management Consulting Co., Ltd.	Xue Jiang serves as the Executive Director and holds 100% of the shares; Long He serves as the Supervisor.
Yulan Li	Executive Director and Manager of Beijing Jingshi Space, holding 40% of the shares
Kai Wang	Executive Director and Manager of Beijing Ruihe
Fan Wu	Executive Director and Manager of Beijing Ruihe Space

Due to related parties from continuing operations

Due to related parties consisted of the following:

	December 31,	December 31,
	2024	2023
Dandan Liu	200,318	1,963,794
Total	$200,318	1,963,794

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short-term loans from related parties

In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long-term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which payments of €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 were due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively. The Company did not make any repayment to Rongfeng Cui during the years ended December 31, 2024, 2023 and 2022, such failure to pay may lead to callable of the loan at any time by Rongfeng Cui. As a result, the corresponding loan was classified as current liability and included in short-term loans – related parties as of December 31, 2024 and 2023. The Company is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time. TDH Group BVBA is now undergoing the bankruptcy procedure, which is expected to be completed in the middle of 2025.

The interest expenses for the loans from related parties amounted to $0, $0 and $0 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 9 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, TDH Holdings and Vigour are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiaries—TDH HK, TDH Foods and Hengzhuo—were incorporated in Hong Kong and have no operating profit or tax liabilities during the period. TDH HK, TDH Foods and Hengzhuo were subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

United States

The Company’s subsidiary, TDH Income, is incorporated in the State of Nevada and is subject to the United States Federal income tax at a statutory rate of 21%. On October 31, 2021, TDH Income acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. The Company’s subsidiaries, Ruby21Noland and HARDEES2470 LLC, are incorporated in the State of Missouri. For the subsidiaries and entities incorporated in the United States listed above, they are subject to the United States Federal income tax at a statutory rate of 21%. However, no provision for the U.S. Federal income tax has been made as TDH Income Corporation, Ruby21Noland LLC, and HARDEES2470 LLC had immaterial taxable income in this jurisdiction for the reporting periods.

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

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2024	2023	2022
United States income tax rate	21.00%	21.00%	21.00%
HK statutory income tax rate	16.50%	16.50%	16.50%
PRC statutory income tax rate difference	0.00%	0.00%	8.50%
Effect of additional deduction on R&D expense and salary for disabled workers	0.00%	0.00%	0.00%
Effect of expenses not deductible for tax purposes	0.00%	0.00%	-17.41%
Valuation allowance recognized with respect to the loss in subsidiaries	-37.50%	-37.50%	-28.59%
Other	-0.00%	-0.00%	0.00%
Total	-%	-%	-%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2024 and 2023.

Deferred tax assets and liabilities as of December 31, 2024 and 2023 are composed of the following:

As of December 31,
	2024	2023
Deferred tax assets, non-current
Net operating loss carrying forward	$-	$-
Total deferred tax assets
Valuation allowance	-	-
Total deferred tax assets	$-	$-

Note 10 – STOCKHOLDERS’ EQUITY

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

As of December 31, 2021, 2,500,000 warrants (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) were issued and outstanding and 1,528,000 warrants (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) have been exercised on the cashless basis in exchange for 1,221,181 of the Company’s common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) and the Company did not receive any proceeds from the exercise of these warrants. An additional 972,000 warrants (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split) were exercised on a cashless basis in January 2022 in exchange for 1,104,587 of the Company’s common shares (as adjusted for the Company’s June 14, 2022 1-for-20 reverse stock split).

For the above-mentioned investor warrants, the Company could compel the exercise of the warrants if the closing price of the Company’s common shares exceeded $6.00 for ten (10) consecutive trading days commencing six (6) months after issuance. The exercisability of the warrants was limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 9.99% of the Company’s common shares. As of the date of this Annual Report, all investor warrants issued in the September and November 2021 registered direct offerings have been exercised and none remain outstanding.

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

The fair value of the warrants were estimated using the following assumptions:

July 11, 2023
Exercise price	$2.44
Stock Price	$1.28
Term (in years)	4.04
Volatility	115.59% -166.99%
Risk-free interest rate	4.52%
Dividend yield	0

The following table summarizes the investor warrants activities for the years ended December 31, 2024, 2023 and 2022:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Exercisable, December 31, 2021	19,440,000	$32.60	1.75
Granted	4,000,000	$2.44	2.00
Exercised	(19,440,000)	$32.60	0.75
Outstanding, December 31, 2022	4,000,000	$2.44	1.68
Outstanding, December 31, 2023	4,000,000	$2.44	3.57
Outstanding, December 31, 2024	4,000,000	$2.44	2.57
Exercisable, December 31, 2024	4,000,000	$2.44	2.57

Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to set aside at least 10% of their respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. As of December 31, 2022, the Company had statutory reserve in the amount of $160,014. In connection with the bankruptcy determination and disposition of Tiandihui as disclosed in Note 4, the prior year recorded statutory reserve of $160,014 was written off. As of December 31, 2024, the balance of statutory reserve was $0.

Restricted net assets

As a result of the PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted included additional paid-in capital and statutory reserves of the Company’s PRC subsidiaries.

In connection with the bankruptcy determination and disposition of Tiandihui as disclosed in Note 4, prior year restricted assets associated with Tiandihui were written off. As of December 31, 2024 and 2023, total restricted net assets were $0 and $2,900,000, respectively.

Note 11 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Customers

For the years ended December 31, 2024, 2023 and 2022, customers accounting for 10% or more of the Company’s net revenue were as follows:

	For the Years Ended December 31,
Customer	2024	2023	2022
Customer A	10.34%	-	-
Customer B	10.30%	-	-

Suppliers

For the years ended December 31, 2024, 2023 and 2022, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2024	2023	2022
Supplier A	29.78%	-	-
Supplier B	24.02%	-	-
Supplier C	23.30%	-	-
Supplier D	17.73%	-	-

As of December 31, 2021, Supplier C’s balance accounted for 23.81% of the Company’s total accounts payable.

Note 12 – SEGMENT AND REVENUE ANALYSIS

The company is mainly engaged in commercial real estate business.

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

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

Certain entity-wide disclosures relating to revenues for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the year ended December 31, 2024
	Commercial real estate business and Petfood sales	Restaurant business	Total
Revenue from continuing operations	$563,726	$-	$563,726
Net income from continuing operations	$1,925,312	$-	$1,925,312
Net income from discontinued operations	$-	$575,249	$575,249
Total net income	$1,925,312	$575,249	$2,500,561
Depreciation and amortization	$111,642	$-	$111,642
Total assets	$33,338,661	$-	$33,338,661

	For the year ended December 31, 2023
	Petfood sales	Restaurant business	Total
Revenue from continuing operations	$754	$-	$754
Net loss income from continuing operations	$(8,382,915)	$-	$(8,382,915)
Net loss from discontinued operations	$(15,095,547)	$(153,054)	$(15,248,601)
Total net loss	$(23,478,462)	$(153,054)	$(23,631,516)
Depreciation and amortization	$22,649	$-	$22,649
Total assets	$27,591,002	$1,310,395	$28,901,397

	For the year ended December 31, 2022
	Petfood sales	Restaurant business	Total
Revenue from continuing operations	$24,726	$-	$24,726

Net income (loss) from continuing operations	$1,142,637	$-	$1,142,637
Net income (loss) from discontinued operations	$(339,054)	$51,430	$(287,624)
Total net income	$803,583	$51,430	$855,013
Depreciation and amortization	$17,114	$-	$17,114
Total assets	$35,010,629	$1,502,768	$36,513,397

The net revenue generated from different marketing channels consists of the following:

	For the Years Ended December 31,
	2024	2023	2022
Pet food domestic sales	-	754	25,849
Commercial real estate business revenue	565,618	-	-
Less: Sales tax and additional surcharge	(1,892)	-	(1,123)
Total net revenue from continuing operations	$563,726	$754	$24,726

The net revenue generated from different product lines and services is set forth as following:

	For the Years Ended December 31,
	2024	2023	2022
Pet chews	$-	$-	$8,367
Dried pet snacks	-	-	8,005
Wet canned petfood	-	-	1,290
Dental health snacks	-	-	550
Commercial real estate business revenue	565,618	-	-
Others	-	754	7,637
Less: Sales tax and additional surcharge	(1,892)	-	(1,123)
Total net revenue from continuing operations	$563,726	$754	$24,726

The net revenue generated from different countries is set forth as following:

	For the Years Ended December 31,
	2024	2023	2022
China	$512,157	$754	$25,849
U.S.	53,461	-	-
Less: Sales tax and additional surcharge	(1,892)	-	(1,123)
Total net revenue from continuing operations	$563,726	$754	$24,726

Our properties are concentrated in Missouri and Beijing, China.

Note 13 – OPERATING LEASES

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

The Company discontinued the restaurant business operations in June 2024. As a result, the December 31, 2023 reported operating lease right-of-use assets, operating lease liabilities current and operating lease liabilities non-current of $571,168, $219,917 and $463,196, respectively, have been reclassified to be included in the “non-current assets held for sale associated with discontinued operation of Far Lings and Bolings”, “current liabilities held for sale associated with discontinued operation of Farlings and Bolings” and “non-current liabilities held for sale associated with discontinued operation of Farlings and Bolings”, respectively, as of December 31, 2023.

On April 30, 2024, the Company completed the acquisition of 60% equity interest of Beijing Jingshi Commercial Management Co., Ltd. (“Beijing Jingshi”) and started to provide commercial real estate property management services to customers in the PRC. Under the commercial real estate business line, the Company entered into 7 commercial real estate property management agreements with the property owners, pursuant to which the Company leases the commercial real estate properties (primarily office space) from the property owners directly and is obligated to make monthly lease payment to the property owners. Therefore, when the Company leases the real estate property from the property owner, the Company’s lease arrangement with the property owner is deemed to be an operating lease because the Company’s contract with the property owners contains a lease based on the right to control the use of the identified asset and the Company serves as the lessee first, and then further rent the commercial property to the tenants to generate property management fees. Because the Company obtains the right to use underlying assets during the lease term, the Company believes that it should recognize right-of-use (“ROU”) assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months.

The weighted-average remaining lease term of the Company’s leases was approximately 4.74 years as of December 31, 2024. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

The components of lease expense were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Operating lease cost	$585,683	$212,480	$214,959
Short-term lease costs	-	-	-
Total lease cost	$585,683	$212,480	$214,959

Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases	$525,993	$240,000	$42,484

Weighted-average remaining lease term	4.74 years	4.0 years	4.0 years
Weighted-average discount rate	4.75%	3.50%	3.75%

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2024	2023
Operating lease right-of-use assets from continuing operations	$2,175,456	$-
Operating lease right-of-use assets from discontinued operations of Far Lings and Bolings	-	571,168
Total lease right-of-use assets	2,175,456	571,168

Operating lease liabilities from continuing operations, current	486,121	-
Operating lease liabilities from continuing operations, non-current	1,738,371	-
Operating lease liabilities from discontinued operations, current	-	219,917
Operating lease liabilities from discontinued operations, non-current	-	463,196
Total operating lease liabilities	$2,224,492	$683,113

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2024:

2025	584,825
2026	527,447
2027	434,935
2028	385,159
2029	386,743
Thereafter	182,462
Total	2,501,571
Less imputed interest	(277,079)
Total operating lease liabilities	$2,224,492

Note 14 – COMMITMENTS AND CONTINGENCIES

COMMITMENTS

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

Since November 2019, the Company has been involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2022. These claims are substantially related to non-payment of wage payables, non-payment of vendor payables and non-payment of loans and notes payables. These legal proceedings led to, among others actions, certain of the Tiandihui’s bank accounts and property, plant and equipment judicially frozen by the court as of December 31, 2022 and 2021. On March 13, 2021, the land and factory buildings above the land owned by Tiandihui. were actioned by the court for $5,098,461 (RMB 33.14 million). In 2021, we paid RMB3.73 million to substantially settle the labor arbitration cases with our former employees, and certain proceeds were used to repay the bank loans. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui and it entered into bankruptcy proceedings. On December 27, 2023, the Court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. As a result, Tiandihui has been fully disposed as of December 31, 2023, and all the material claims against Tiandihui that arose prior to the date of the completion of it bankruptcy proceedings were resolved. However, we may be subject to claims that were not discharged in the bankruptcy proceedings, if any. To the extent any pre-bankruptcy liability still remains, the ultimate resolution of such claims and other obligations may have a material adverse effect on our future operating results, profitability and financial condition.

In addition, the Company has historically incurred losses and it is uncertain whether the Company may continue to incur losses in the future. As a result of the discontinued operations of the pet food business and the discontinued operations of the restaurant business as disclosed above, if the Company is unable to successfully manage its restaurant business or acquire new business, the Company may be unable to sustain or increase its profitability in the future.

Note 15 – Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2024 to the date these audited consolidated financial statements were issued and has determined that it does not have any material events to disclose.