Form 20-F
period 2025-12-31
TDH Holdings, Inc.
filed 2026-04-20
CIK 1684425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Tel: +86-178-1320-4760

(Address of principal executive offices)

Dandan Liu, Chief Executive Officer
c/o Beijing Wenxin Co., Ltd.

Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing

People’s Republic of China

Tel: +86-178-1320-4760

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

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to TDH Holdings, Inc., a British Virgin Islands company;

●	TDH HK Limited, a Hong Kong company wholly owned by TDH Holdings, Inc.;

●	TDH Foods Limited, a Hong Kong company wholly owned by TDH Holdings, Inc.;

●	TDH Group BVBA, a Belgium company wholly owned by TDH Holdings, Inc., disposed in May 2025 as a result of the completion of its bankruptcy proceedings;

●	TDH Income Corporation, a Nevada corporation wholly owned by TDH Holdings Inc.;

●	Ruby21Noland LLC, a Missouri corporation wholly owned by TDH Income Corporation;

●	HARDEES2470 LLC, a Missouri corporation wholly owned by TDH Income Corporation;

●	Qingdao Tiandihui Pet Foodstuffs Co., Ltd., a Chinese limited liability company wholly owned by TDH Foods Limited, has been deregistered and dissolved as of the date of this filing;

●	Qingdao Tiandihui Foodstuffs Sales Co., Ltd., a Chinese limited liability company wholly owned by Qingdao Tiandihui Pet Foodstuffs Co., Ltd., has been deregistered and dissolved as of the date of this filing;

●	Beijing Wenxin Company, Ltd., a Chinese limited liability company wholly owned by TDH Holdings, Inc.;

●	Qingdao Chihong Information Consulting Co., Ltd., a Chinese limited liability company wholly owned by Beijing Wenxin Company, Ltd.;

●	Vigour Management Limited, a British Virgin Islands company, 90% by TDH Holdings, INC.

●	Hengzhuo Investment Limited, a Hong Kong company wholly owned by Vigour Management Limited.;

●	Beijing Ruihe Commercial Management Co., Ltd., a Chinese limited liability company wholly owned by Hengzhuo Investment Limited;

●	Beijing Ruihe Space Commercial Management Co., Ltd., a Chinese limited liability company wholly owned by Beijing Ruihe Commercial Management Co., Ltd.;

●	Beijing Jingshi Commercial Management Co., Ltd., a Chinese limited liability company in which Beijing Wenxin Company. Ltd. owns 60% of its equity interest;

●	Beijing Jingshi Space Commercial Management Co., Ltd., a Chinese limited liability company wholly owned by Beijing Jingshi Commercial Management Co., Ltd.;

●	“shares” and “common shares” refer to our shares, $0.02 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB” and “Renminbi” are to the legal currency of China, all references to “USD” and “U.S. Dollars” are to the legal currency of the United States, and all references to “Euro” and “€” are to the legal currency of Belgium.

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

Risks related to our business. See “Risk Factors – Risks Related to Our Business”

Risk and uncertainties related to our business include, but are not limited to, the following:

●	We have historically incurred recurring losses and it is uncertain whether we may continue to incur losses in the future.

●	We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

●	We do not maintain key man life insurance on any of our senior management or key personnel.

●	While we are not aware of any data breach in the past, cyber-attacks, computer viruses or any future failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information could result in a data breach which could materially adversely affect our reputation, financial condition and operating results.

Risks related to our commercial property management business. See “Risk Factors – Risks Related to the Commercial Property Management Business”

Risk and uncertainties related to our commercial property management business include, but are not limited to, the following:

●	In order to grow we need to continue to acquire investment properties. The acquisition of investment properties may be subject to competitive pressures.

●	Negative market conditions or adverse events affecting our existing or potential tenants, or the industries in which they operate, could have an adverse impact on our ability to attract new tenants, re-lease space, collect rent or renew leases, which could adversely affect our cash flow from operations and inhibit growth.

●	We face potential adverse effects from tenant bankruptcies or insolvencies. .

●	We may not be able to lease newly developed properties and renew leases and relet space at existing properties.

●	Construction and redevelopment projects are subject to risks that materially increase the costs of completion.

●	Our portfolio of properties are dependent upon regional and local economic conditions and are geographically concentrated in Missouri, United States and Beijing, China, which may cause us to be more susceptible to adverse developments in those markets than if we owned a more geographically diverse portfolio.

●	We face significant competition in the leasing market, which may decrease or prevent increases of the occupancy and rental rates of our properties.

●	We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, causing our financial condition, results of operations, and cash flow, to be adversely affected.

●	The actual rents we receive for the properties in our portfolio may be less than our asking rents, which could negatively impact our ability to generate cash flow growth.

●	We may not be able to rebuild our existing properties to their existing specifications if we experience a substantial or comprehensive loss of such properties.

●	Acquired properties may expose us to unknown liability.

●	As a property owner, we may be subject to unknown environmental liabilities.

●	Real estate ownership is subject to particular conditions that may have a negative impact on our revenue.

●	Real estate property investments are illiquid. We may not be able to acquire or dispose of properties when desired or on favorable terms.

●	Our acquisition of additional properties may have a significant effect on our business, liquidity, financial position and/or results of operations.

●	Property and/or value-added taxes may increase without notice.

●	Because we invest in properties located in the PRC, we are exposed to additional risks.

●	The direct and indirect impact on us and our tenants from severe weather, flooding, and other effects of climate change, and the economic and reputational impacts of the transition to non-carbon based energy, could adversely affect our financial condition, operating results, and cash flows.

●	Our success is materially dependent upon the tenants’ financial stability.

Risks related to Doing Business in China. See “Risk Factors – Risks Related to Doing Business in China”

Risk and uncertainties related to doing business in China include, but are not limited to, the following:

●	Because of our corporate structure, we as well as the investors are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations.

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Common Shares.

●	Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the Chinese Securities Regulatory Commission (the “CSRC”) for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Common Shares to investors and could cause the value of our Common Shares to significantly decline or become worthless.

●	We are required to file with the CSRC and may be subject to the approval of, filing or other procedures with other Chinese regulatory authorities in connection with securities offerings under PRC law, and we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.

●	We may be liable for improper use or appropriation of personal information provided by our customers.

●	Since our operations and some of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

●	We hold certain of our cash balances in RMB in uninsured bank accounts in China.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Fluctuation of the Renminbi may indirectly affect our financial condition by affecting the volume of cross-border money flow.

●	We may be a passive foreign investment company for the fiscal 2025 year, which could result in adverse U.S. tax consequences to U.S. investors.

●	If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

●	Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

●	Governmental control of currency conversion may affect the value of your investment.

●	PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

●	Changes in PRC’s political and economic policies could harm our business.

v

●	If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

●	Because the majority of our operations are located in the PRC, information about our operations is not readily available from independent third-party sources.

●	Failure to comply with PRC laws and regulations related to labor and employee benefits may subject us to penalties or additional cost.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

●	Our business may be materially and adversely affected if any of our PRC subsidiaries declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors.

Risks related to the Ownership of our Common Shares. See “Risk Factors – Risks Related to the Ownership of our Common Shares”

Risk and uncertainties related to ownership of our Commons Shares include, but are not limited to, the following:

●	We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the PRC.

●	Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing.

●	The Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing.

●	If our financial condition deteriorates as a NASDAQ listed company, we may not meet continued listing standards on the NASDAQ Capital Market.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	The market price of shares may be volatile, which could cause the value of your investment to decline.

●	If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares may decline.

●	As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

●	British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

●	The laws of the British Virgin Islands may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if the shareholders are dissatisfied with the conduct of our affairs.

●	We may not be able to pay any dividends on our shares in the future due to British Virgin Islands law.

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

Historically, although   we reported net income of approximately $2.68 million for the year ended December 31, 2024, a portion of such net income was derived from investment income. For the year ended December 31, 2025, our commercial real estate property management business was adversely affected by the prevailing economic conditions and intense market competition, resulting in an operating loss of approximately $1.82 million.   Part of such operating loss is attributable to management and administrative expenses allocated from our British Virgin Islands affiliated entities. Our ability to achieve a business turnaround depends, in part, on our successful operation, acquisition and leasing of additional commercial properties. If we fail to effectively operate, acquire and lease additional income-producing commercial properties, we may be unable to grow and sustain our business as expected. Failure to successfully implement these initiatives may materially and adversely affect our ability to maintain or enhance profitability in future periods.

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

Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this Annual Report, we and our PRC subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if any of us is deemed to be a critical information infrastructure operator or a company that is engaged in data processing and holds personal information of more than one million users, we could be subject to PRC cybersecurity review.

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

We believe we may be classified as a passive foreign investment company for the 2025 fiscal year, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the nature of our business activities and our financial composition for fiscal year 2025, we believe there is a risk that we may be treated as a passive foreign investment company (“PFIC”) for the 2025 fiscal year by the U.S. Internal Revenue Service (“IRS”) for U.S. federal income tax purposes. Our classification as a PFIC is primarily attributable to our substantial cash balances rather than an intentional shift toward becoming an investment company. We maintain significant cash reserves specifically to fund the strategic growth and operational expansion of our commercial property management business. However, we maintain that we are not an ‘investment company’ as defined under the Investment Company Act of 1940, as our primary business remains the operation and management of commercial real estate properties. For fiscal year 2025, our passive investment income represented in excess of 75% of our gross income, and the aggregate value of cash and marketable securities comprised more than 50% of our total assets. These elevated levels of passive income and passive assets are temporary and attributable to short-term capital positioning during fiscal 2025. Our primary and long-term business focus remains the operation and management of commercial real estate properties, which generates active, non-passive income. We are committed to the disciplined deployment of capital into our commercial property management business at the most strategically advantageous time.

Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

●	75% or more of our gross income in a taxable year is passive income; or

●	the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (including cash) is at least 50%.

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

Companies operating in China are required to comply with various laws and regulations related to labor and employment benefits. For example, companies are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Apart from that, if a company intends adopt flexible working hour arrangement and comprehensive working hour scheme, it shall fulfill the requirements in relevant regulations, and make filings with labor authorities, or the company will be subject to penalties and may be required to pay extra fees to its employees. As confirmed by the relevant local authorities and our directors, in no records of violation were found on PRC subsidiaries for social insurance and/or housing fund during 2025.

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

As of the date of this Annual Report, we are not aware of other material restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed, or on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

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

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended December 31, 2025  included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and was last inspected by the PCAOB in May 2025. According to our auditor, the PCAOB will conduct regular inspections. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit YCM CPA INC. to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determinations so that we will be subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCA Act. The recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq Capital Market or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

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

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended December 31, 2025  included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in California and was last inspected by the PCAOB in May 2025. According to our auditor, the PCAOB will conduct regular inspections.

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

We have engaged an external consultant to assist with financial reporting and will continue to do so;

We are in the process of establishing standardized business processes and formal operating procedures, with a target completion date in 2026; and

We are strengthening our internal control and supervision mechanisms, particularly in the areas of segregation of duties, data sharing, and interdepartmental coordination and oversight.

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

The following chart reflects our organizational structure as of the filling date:

On September 20, 2018, the Board approved acquisitions by the Company of TDH Group BVBA, a company established under the laws of Belgium and TDH JAPAN, a company established under the laws of Japan. In connection with the foregoing transactions the Company executed Share Sale and Purchase Agreements (together, the “Agreements”) pursuant to which the Company agreed to pay approximately USD$ 936,782 and USD $156,130 (RMB 6 million and RMB 1 million), respectively, to acquire all of outstanding securities of TDH Group BVBA and TDH JAPAN, respectively, from the sole shareholder of each entity, Rongfeng Cui, the Company’s former CEO. The purchase consideration under the Agreements was paid by issuance of 936,782 and 156,130 restricted common shares of the Company, respectively. Rongfeng Cui incorporated TDH Group BVBA in 2012 and TDH JAPAN in 2017 to develop and maintain all the clients in Europe and Japan, and to distribute and expand product sales in European and Japanese markets. Effective August 2, 2019, Rongfeng Cui ceased to be Company’s CEO and Dandan Liu was appointed as the CEO in his stead. TDH Japan was deregistered and dissolved in February 2021. On May 6, 2025, the Court announced that the bankruptcy liquidation of BVBA had been completed and the bankruptcy proceedings were concluded. As a result, BVBA was fully disposed of as of December 31, 2025.

On April 22, 2002 Tiandihui was incorporated in Qingdao City, PRC. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui and it entered into bankruptcy proceedings. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui had been implemented and the bankruptcy proceedings were completed.

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

On January 22, 2020, Qingdao Tiandihui Pet Foodstuffs Co., Ltd. (“Tiandihui Pet Foodstuffs”) was incorporated in Qingdao City, PRC. Tiandihui Pet Foodstuffs has been deregistered and dissolved in April 2025.

On January 21, 2020, Qingdao Tiandihui Foodstuffs Sales Co., Ltd. (“Tiandihui Foodstuffs Sales”) was incorporated in Qingdao City, PRC. Tiandihui Foodstuffs Sales is a wholly owned subsidiary of Tiandihui Pet Foodstuffs. Tiandihui Foodstuffs Sales has been deregistered and dissolved in June 2025.

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

On January 22, 2022, Beijing Wenxin Co., Ltd. (“Beijing Wenxin”) was incorporated in Beijing City, PRC.

On March 27, 2023, Qingdao Chihong Information Consulting Co., Ltd. (“Qingdao Chihong”) was incorporated in Qingdao City, PRC.

On April 30, 2024, Beijing Wenxin Co., Ltd. acquired 60% equity interests of Beijing Jingshi Commercial Management Co., Ltd.

On May 14, 2024, HARDEES2470 LLC (“HARDEES2470”) was incorporated in Missouri. HARDEES2470 is a wholly owned subsidiary of TDH Income.

On November 15, 2024, TDH Holdings, Inc. acquired 90% equity interests of Vigour Management Limited.

On April 30, 2024, Beijing Wenxin Co., Ltd. acquired 60% equity interests of Beijing Jingshi Space Commercial Management Co., Ltd.

On November 15, 2024, TDH Holdings, Inc. acquired 90% equity interests of Hengzhuo Investment Limited.

On November 15, 2024, TDH Holdings, Inc. acquired 90% equity interests of Beijing Ruihe Commercial Management Co., Ltd.

On November 15, 2024, Beijing Ruihe Space Commercial Management Co., Ltd. was incorporated in Beijing City, PRC.

Recent Developments

In 2025, we strengthened our brand building and customer relationships. We believe we have enhanced our brand image and improved our market competitiveness by, among other things, upgrading service quality and optimizing the leasing process. Meanwhile, we are committed to establishing long-term and stable cooperative relationships with our customers, laying a solid foundation for the sustained growth of our business. We expect that revenue from our commercial real estate leasing business will continue to grow in the near term.

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

Our auditor is currently subject to PCAOB inspections and the PCAOB is thus able to inspect our auditor. Our auditor is headquartered in California and was last inspected by the PCAOB in May 2025. According to our auditor, the PCAOB will conduct regular inspections. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit YCM CPA INC., to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB  expands the scope of its determination so that we are subject to the HFCA, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act.

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

For the year ended December 31, 2025 and 2024, we provided working capital loans of $0 million and $0 million in aggregate to our subsidiaries.

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

Our properties are concentrated in Missouri and Beijing, China. As of December 31, 2025, we owned one property and had leasehold interests in 42 commercial properties that we are subleasing, aggregating approximately 57 thousand net rentable square feet, consisting of our one owned restaurant and 42 subleased office workplaces.

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

Human Capital Management

As of the date of this filing, we employ approximately 12 full-time employees. All of our employees are located in Beijing and Shandong Province, PRC.

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

Our History and Corporate Structure

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). We also own all of the outstanding capital stock of TDH Foods Limited, another wholly-owned Hong Kong subsidiary, and holds a 100% interest in TDH Income Corporation, a Nevada corporation. TDH HK, in turn, owned all of the outstanding capital stock of Tiandihui, our former operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company Tiandihui. TDH Foods Limited owns 100% of the outstanding capital stock of Qingdao Pet Foodstuffs, with its wholly-owned subsidiary of Tiandihui Foodstuffs Sales. Tiandihui Foodstuffs Sales was deregistered and dissolved in April 2025, while Tiandihui Pet Foodstuffs completed deregistration and dissolution in June 2025. TDH HK Limited owns 100% of the outstanding capital stock of Tiandihui Pet Foodstuffs, with its wholly-owned subsidiary of Beijing Chongai Jiujiu Cultural Communication Co., Ltd. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed, and we fully disposed Tiandihui. In December 2023, the Company transferred all its ownership interests in Chongai Jiujiu to a third party. TDH Income Corporation owns 100% of the outstanding capital stock of Ruby21Noland LLC. Ruby21Noland LLC was incorporated in the State of Missouri on June 9, 2021. On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc. On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. In June 2024, the Company sold all its ownership interests in Far Ling’s Inc and Bo Ling’s Chinese Restaurant, Inc to third parties. On January 22, 2022, Beijing Wenxin was incorporated in Beijing City, PRC. On March 27, 2023, Qingdao Chihong was incorporated in Qingdao City, PRC. On April 30, 2024, Beijing Wenxin Co., Ltd. acquired 60% equity interests of Beijing Jingshi Commercial Management Co., Ltd. On November 15, 2024, TDH Holdings, Inc. acquired 90% equity interests of Vigour Management Limited. TDH Income Corporation owns 100% of the outstanding capital stock of HARDEES2470 LLC. HARDEES2470 LLC was incorporated in the State of Missouri on May 14, 2024. On November 15, 2024, TDH Holdings, Inc. acquired 90% equity interests of Hengzhuo Investment Limited. On November 15, 2024, TDH Holdings, Inc. acquired 90% equity interests of Beijing Ruihe Commercial Management Co., Ltd. On November 15, 2024, Beijing Ruihe Space Commercial Management Co., Ltd. was incorporated in Beijing City, PRC.

On September 20, 2018, the Board approved acquisitions by the Company of TDH Group BVBA, a company established under the laws of Belgium and TDH JAPAN, a company established under the laws of Japan. In connection with the foregoing transactions the Company executed Share Sale and Purchase Agreements (together, the “Agreements”) pursuant to which the Company agreed to pay approximately USD$ 936,782 and USD $156,130 (RMB 6 million and RMB 1 million), respectively, to acquire all of outstanding securities of TDH Group BVBA and TDH JAPAN, respectively, from the sole shareholder of each entity, Rongfeng Cui, the Company’s former CEO. The purchase consideration under the Agreements was paid by issuance of 936,782 and 156,130 restricted common shares of the Company, respectively. Rongfeng Cui incorporated TDH Group BVBA in 2012 and TDH JAPAN in 2017 to develop and maintain all the clients in Europe and Japan, and to distribute and expand product sales in European and Japanese markets. TDH Japan has been deregistered and dissolved in February 2021. On May 6, 2025, the Court announced that the bankruptcy liquidation of BVBA had been completed and the bankruptcy proceedings were concluded. As a result, BVBA was fully disposed of as of December 31, 2025.

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

Our properties are concentrated in Missouri and Beijing, China. As of December 31, 2025, we owned one property and had leasehold interests in 42 commercial properties that we are subleasing, aggregating approximately 57 thousand net rentable square feet, consisting of one owned restaurant and 42 subleased office workplaces.

Owned Property

Property	Location	Net Rentable Square Feet	Approximate Annual Revenue	Lease Expiration Date
HARDEES2470 LLC	4011 S Noland Rd, Independence, Missouri	3,427	91,648.30	VACANT

Leased Properties

Property	Location	Net Rentable Square Feet	Approximate Annual Revenue	Lease Expiration Date
Rm A1203A Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	568	16,673.61	2030/4/22
Rm A1203 Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	548	16,006.86	2030/4/22
Rm A1208 Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,675	55,023.59	2030/4/22
Rm A1208A Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	565	18,341.20	2030/4/22
Rm A1210 Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	2,240	53,751.39	2030/4/22
Rm A1210A Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	667	16,006.87	2030/4/22
Rm A1205A Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	505	16,673.82	2031/4/6
Rm A1205 Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,552	45,019.33	2031/4/6
Rm A1205B Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,383	46,686.71	2031/4/6
Rm A1206 Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,677	56,024.04	2031/4/6
Rm A1209A Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	602	20,808.92	2031/4/6
Rm A1209 Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,432	50,021.47	2031/4/6
Rm A1209B Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	898	28,492.23	2031/4/6
Rm 3209 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	2,102	65,027.90	2027/10/24
Rm 3209A Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,624	48,354.09	2027/10/24
Rm 3202 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,737	82,876.78	2027/10/24
Rm 3201A Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,187	69,892.20	2027/10/24
Rm 3201 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	2,360	90,672.10	2027/10/24
Rm 901 Building 8 Wanda Plaza	Building 8, 93 Jianguo Road, Chaoyang District, Beijing PRC	1,170	18,007.73	2027/7/5
Rm 902 Building 8 Wanda Plaza	Building 8, 93 Jianguo Road, Chaoyang District, Beijing PRC	1,135	29,121.75	2027/7/5
Rm 903-1 Building 8 Wanda Plaza	Building 8, 93 Jianguo Road, Chaoyang District, Beijing PRC	1,544	36,465.78	2027/7/5
Rm 903 Building 8 Wanda Plaza	Building 8, 93 Jianguo Road, Chaoyang District, Beijing PRC	1,462	25,010.73	2027/7/5
Rm 905 Building 8 Wanda Plaza	Building 8, 93 Jianguo Road, Chaoyang District, Beijing PRC	1,407	25,010.73	2027/7/5

Property	Location	Net Rentable Square Feet	Approximate Annual Revenue	Lease Expiration Date
Rm 906 Building 8 Wanda Plaza	Building 8, 93 Jianguo Road, Chaoyang District, Beijing PRC	1,165	52,822.67	2027/7/5
Rm 502-1 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,252	62,403.76	2026/12/31
Rm 502-2 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,753	60,025.76	2026/12/31
Rm 502-3 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,159	42,527.56	2026/12/31
Rm 502-4 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	457	14,976.90	2026/12/31
Rm 3807-1 Fortune Financial Center	33rd Floor, Building 3/4, 7 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,814	79,876.79	2029/11/30
Rm 3807-2 Fortune Financial Center	33rd Floor, Building 3/4, 7 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	2,908	79,561.70	2029/11/30
Rm 2606-1 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	583	24,010.31	2030/10/7
Rm 2606-2 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	631	26,645.30	2030/10/7
Rm 2607-1 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,306	51,587.09	2030/10/7
Rm 2607-2 Full Tower	9 East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,350	53,356.23	2030/10/7
Rm A1201 Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	898	21,365.52	2031/10/31
Rm A1201A Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	580	8,336.92	2031/10/31
Rm A1202 Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	2,120	50,426.53	2031/10/31
Rm A1202A Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	463	26,646.08	2031/10/31
Rm A1207 Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,120	40,017.17	2031/10/31
Rm B705 Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,819	45,259.03	2031/12/11
Rm B705A Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	1,269	31,573.94	2031/12/11
Rm B705B Tianyuan Port Center	C2 North East 3rd Ring Middle Road, Chaoyang District, Beijing PRC	853	18,341.20	2031/12/11

Our principal executive office is located at Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing, PRC. Our telephone number is +86-178-1320-4760. Our website address is www.tiandihui.com. The information on our website is not part of this Annual Report.

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

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). We also own all of the outstanding capital stock of TDH Foods Limited, another wholly-owned Hong Kong subsidiary, and holds a 100% interest in TDH Income Corporation, a Nevada limited liability company. TDH HK, in turn, owned all of the outstanding capital stock of Tiandihui, our former operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company Tiandihui. TDH Foods Limited owns 100% of the outstanding capital stock of Qingdao Pet Foodstuffs, with its wholly-owned subsidiary of Tiandihui Foodstuffs Sales. Tiandihui Foodstuffs Sales was deregistered and dissolved in April 2025, while Tiandihui Pet Foodstuffs completed deregistration and dissolution in June 2025. TDH HK Limited owns 100% of the outstanding capital stock of Tiandihui Pet Foodstuffs, with its wholly-owned subsidiary of Beijing Chongai Jiujiu Cultural Communication Co., Ltd. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed, and we fully disposed Tiandihui. In December 2023, the Company transferred all its ownership interests in Chongai Jiujiu to a third party. TDH Income Corporation owns 100% of the outstanding capital stock of Ruby21Noland LLC. Ruby21Noland LLC was incorporated in the State of Missouri on June 9, 2021. On October 31, 2021, TDH Income Corporation acquired 51% equity interests of Far Ling’s Inc. On October 31, 2021, TDH Income Corporation acquired 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. In June 2024, the Company sold all its ownership interests in Far Ling’s Inc and Bo Ling’s Chinese Restaurant, Inc to third parties. On January 22, 2022, Beijing Wenxin was incorporated in Beijing City, PRC. On March 27, 2023, Qingdao Chihong was incorporated in Qingdao City, PRC. On April 30, 2024, Beijing Wenxin Co., Ltd. acquired 60% equity interests of Beijing Jingshi Commercial Management Co., Ltd. On November 15, 2024, TDH Holdings, Inc. acquired 90% equity interests of Vigour Management Limited. TDH Income Corporation owns 100% of the outstanding capital stock of HARDEES2470 LLC. HARDEES2470 LLC was incorporated in the State of Missouri on May 14, 2024. On November 15, 2024, TDH Holdings, Inc. acquired 90% equity interests of Hengzhuo Investment Limited. On November 15, 2024, TDH Holdings, Inc. acquired 90% equity interests of Beijing Ruihe Commercial Management Co., Ltd. On November 15, 2024, Beijing Ruihe Space Commercial Management Co., Ltd. was incorporated in Beijing City, PRC. On May 6, 2025, the Court announced that the bankruptcy liquidation of BVBA had been completed and the bankruptcy proceedings were completed. As a result, BVBA was fully disposed of as of December 31, 2025.

Our principal executive office is located at Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing, PRC. Our telephone number is +86-178-1320-4760. Our website address is www.tiandihui.com. The information on our website is not part of this Annual Report.

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

Recent Developments

In 2025, we strengthened our brand building and customer relationships. We believe we have enhanced our brand image and improved our market competitiveness by, among other things, upgrading service quality and optimizing the leasing process. Meanwhile, we are committed to establishing long-term and stable cooperative relationships with our customers, laying a solid foundation for the sustained growth of our business. We expect that revenue from our commercial real estate leasing business will continue to grow in the near term.

Overview

We were founded in 2002 in Qingdao, Shandong Province, the People’s Republic of China, with the initial mission of becoming a manufacturer of high-quality pet food for pet owners in China and globally. Due to sharp increases in raw material market prices, insufficient operational efficiency of our production facilities, and our failure to repay bank loans upon maturity, we suspended production and normal business operations and became involved in certain legal proceedings commencing in November 2019. Although we resumed operations in May 2020, factors including the COVID-19 pandemic, rising production raw material costs, reduced order intake to avoid unprofitable orders and customers, and decreased demand for pet food products led to a significant decline in our pet food sales revenue.

In addition, our remaining production facility was frozen by court order and became subject to the bankruptcy proceeding of Tiandihui in 2022. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province issued a civil ruling accepting the creditors’ application for the bankruptcy liquidation of Qingdao Tiandihui Foodstuffs Co., Ltd., and such entity entered bankruptcy proceedings. As a result of the foregoing operational challenges, we decided to discontinue our pet food manufacturing business segment in the first quarter of 2023.

Accordingly, we pursued strategic alternatives outside the pet food industry and entered the restaurant business on October 31, 2021, through the acquisition of a 51% equity interest in Far Ling’s Inc. and a 100% equity interest in Bo Ling’s Chinese Restaurant, Inc., with a plan to focus on the restaurant segment.

We discontinued our restaurant business segment during the second quarter of 2024. The Company now focuses on commercial real estate management. We believe this strategic pivot to commercial real estate management is in the best interests of our shareholders due to the high costs incurred in our restaurant business. The Company expects to generate stable revenue from rental income and property appreciation, supported by growing demand for commercial real estate from small and medium-sized enterprises. Accordingly, commencing in 2024, we have been acquiring, leasing and managing commercial real estate properties that generate rental revenue under lease agreements with our commercial tenants. We generated revenue of $1.25 million from our commercial real estate business in 2025.

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

We discontinued operations in the restaurant segment in the second quarter of 2024 while focusing on our commercial real estate management business. Our revenues from the commercial real estate management business were $1.25 million and $0.56 million for the years ended December 31, 2025 and 2024, respectively.

The following factors affected the revenues we derived from our operations from 2023 to 2025.

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

Costs and Expenses from continuing operations

Our costs and expenses primarily include the following:

Costs of revenues. Cost of revenues of our commercial real estate management business consists primarily, lease and occupancy costs, depreciation and amortization costs and agency service costs.

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

Cost of Revenues

Depreciation and Amortization. Our depreciation expenses are primarily driven by leasehold improvements relating to office space renovations. Depreciation of leasehold improvements is calculated based on cost, less estimated residual value, if any, using the straight-line method over the shorter of the estimated useful life of the improvements or the remaining lease term. Our amortization expenses consist of the amortization of right-of-use assets arising from our head lease arrangements, recognized over the respective lease terms in accordance with applicable accounting standards. Any impairment of our leasehold improvements or right-of-use assets, or any change in our depreciation and amortization accounting policies, may adversely affect our operating results.

General and Administrative Expenses

Prevailing salary levels. Our general and administrative expenses are impacted by prevailing salary levels. Although we have not been subject to significant wage inflation, a significant increase in the market rate for wages could harm our operating results and operating margin. Our ability to attract, retain, and expand our senior management and professional and technical staff is an important factor in determining our future success. From time to time, it may be difficult to attract and retain qualified individuals with the required expertise at competitive compensation levels.

Results of Operations

For the years ended December 31, 2025, 2024 and 2023

	December 31			2025 vs	2024 vs
	2025	2024	2023	2024	2023
	$	$	$
Net revenues from continuing operations	1,251,259	563,726	754	121.96%	74,664.72%
Cost of revenues from continuing operations	1,263,000	325,304	976	288.25%	33,230.33%
Gross profit(loss)	(11,741)	238,422	(222)	-104.92%	-107,497.3%
Gross margin	-0.94%	42.29%	-29.39%	N/A	N/A
Selling expense	49,583	-	22	100%	-100%
General and administrative expenses	1,769,395	1,745,247	3,145,280	1.38%	-44.51%
Stock-based compensation expense	-	-	3,040,000	N/A	-100%
Impairment of goodwill	-	325,832	-	-100%	100%
Loss from operations	(1,830,719)	(1,832,657)	(6,185,524)	-0.11%	70.37%

Revenues from continuing operations

Our revenues from continuing operations were $1,251,259, $563,726 and $754 for the years ended December 31, 2025, 2024 and 2023, respectively. Our total revenues from continuing operations increased by $687,533 or 121.96% when comparing 2025 to 2024 and $562,972 or 74,664.72% when comparing 2024 to 2023.

The following table displays our revenues from our continuing operations by different marketing channels.

	December 31			2025 vs	2024 vs
	2025	2024	2023	2024	2023
	$	$	$
Pet food domestic sales	-	-	754	N/A	-100%
commercial real estate management business revenue	1,257,584	565,618	-	122.34%	100%
Less: Sales tax and additional surcharge	(6,325)	(1,892)	-	234.3%	100%
Total revenues from continuing operations	1,251,259	563,726	754	121.96%	74,664.72%

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

For the year ended December 31, 2025, revenue from our continuing commercial real estate management business increased by $687,533, or 121.96%. We have strengthened our brand image and enhanced our market competitiveness by upgrading service quality and optimizing the leasing process, among other measures. Meanwhile, we are committed to establishing long-term and stable cooperative relationships with our clients, laying a solid foundation for the sustained growth of our business. We expect revenue from our commercial real estate leasing business to maintain a growth trend in the near term.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For the year ended December 31, 2024, revenue generated from continuing commercial real estate management business increased by $563,726 or 100%, and there were no sales of petfood products. We discontinued our restaurant business segment during the second quarter of 2024 to focus on owning, operating and managing commercial real estate properties. Since the commercial real estate management business is a newly added a business line, revenue from our continuing business only amounted to $563,726 for the year ended December 31, 2024. We expect our revenue from the commercial real estate management business will continue to grow in the near future.

The revenue generated from different business lines from our continuing operations are set forth as   following:

	December 31			2025 vs	2024 vs
	2025	2024	2023	2024	2023
	$	$	$
Commercial real estate management business revenue	1,257,584	565,618	-	122.34%	100%
Others	-	-	754	N/A	-100%
Less: Sales tax and additional surcharge	(6,325)	(1,892)	-	234.3%	100%
Total revenues from continuing operations	1,251,259	563,726	754	121.96%	74,664.72%

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

For the year ended December 31, 2025, revenue from our continuing commercial real estate management business increased by $687,533, or 121.96%. We currently focus on commercial real estate property management. We expect revenue from our commercial real estate leasing business to maintain a growth trend in the near term.

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

The revenue generated from different countries from our continuing operations are set forth as following:

	December 31			2025 vs	2024 vs
	2025	2024	2023	2024	2023
	$	$	$
China	1,188,848	512,157	754	132.13%	67,825.33%
U.S.	68,736	53,461	-	28.57%	100%
Less: Sales tax and additional surcharge	(6,325)	(1,892)	-	234.3%	100%
Total revenues from continuing operations	1,251,259	563,726	754	121.96%	74,664.72%

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

For the year ended December 31, 2025, revenue generated from continuing commercial real estate management business grew 676,691 or 132.13% in the China domestic market and generated revenue of $15,275 or 28.57% in the United States. We currently focus on commercial real estate property management. We expect revenue from our commercial real estate leasing business to maintain a growth trend in the near term.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For the year ended December 31, 2024, revenue generated from continuing commercial real estate management business grew $512,157 or 100% in the China domestic market and generated revenue of $53,461 or 100% in the United States. We discontinued our restaurant business segment during the second quarter of 2024. The Company now focuses on its commercial real estate business. There was no such revenue for the years ended December 31, 2024 and 2023.

Cost of revenues from continuing operations

Our cost of revenues from our continuing operations is primarily comprised of lease and occupancy costs, depreciation and amortization costs and agency service costs. Our cost of revenues from continuing operations increased by $937,696 or 288.25% for the year ended December 31, 2025 as compared to the year ended December 31, 2024. This increase was in line with the growth in revenues from our continuing operations. Our cost of revenues as a percentage of revenue was 100.94% and 57.71% for the years ended December 31, 2025, and 2024, respectively.

Our cost of revenues from our continuing operations is primarily comprised of lease and occupancy costs, depreciation and amortization costs and agency service costs. Our cost of revenues from continuing operations, increased by $324,328 or 33,227.25% for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to our focus on the commercial real estate management business in the second quarter of 2024. Our cost of revenues as a percentage of revenue was 57.71% and 129.39% for the years ended December 31, 2024, and 2023, respectively.

Gross margin from continuing operations

Our gross margin from continuing operations was -0.94% for the year ended December 31, 2025, compared with a gross margin of 42.29% for the year ended December 31, 2024. The decrease in gross margin in 2025 was mainly due to the reclassification of agency service costs and maintenance costs directly related to the leasing business from administrative expenses to cost of revenues.

Our gross margin from continuing operations was 42.29% for the year ended December 31, 2024, compared with a negative gross margin of -29.39% for the year ended December 31, 2023. The negative gross margin in fiscal year 2023 was primarily associated with limited petfood sales. The increase in gross margin in 2024 was mainly due to our focus on the commercial real estate property management service business line beginning in the second quarter of 2024. The commercial real estate property management business line has higher gross margins than the gross margins associated with petfood sales.

Operating expenses from continuing operations

Operating expenses from our continuing operations were $1,818,978 and $2,071,079, for the years ended December 31, 2025 and 2024, respectively, a decrease of $252,101, or -12.17% in fiscal year 2025 as compared to fiscal year 2024. The ratio of operating expenses as a percentage of revenue decrease from 367.39% for the year ended December 31, 2024 to 145.37% for the year ended December 31, 2025.

Selling expense from our continuing operations was $49,583 and $0 for the years ended December 31, 2025, and 2024, respectively, an increase of $49,583 or 100%. Our selling expenses was $49,583 in 2025 as compared to $0 in 2024, mainly due to expenses incurred to expand its sales activities.

General and administrative expenses from our continuing operations were $1,769,395 and $1,745,247 for the years ended December 31, 2025 and 2024 respectively, representing an increase of $24,148, or 1.38%, in fiscal year 2025 as compared to fiscal year 2024. The main reason for the increase was mainly due to property management fees and depreciation expenses relating to additional properties.

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

Impairment of goodwill was $0, $325,832 and $0 for the years ended December 31, 2025, 2024 and 2023, respectively. No goodwill impairment was recognized in 2025.

Loss from operations from continuing operations.

Our loss from operations associated with our continuing operations was $1,830,719 for the year ended December 31, 2025, while our loss from operations was $1,832,657 for the year ended December 31, 2024. Our operating loss as a percentage of total revenues was negative 146.31% and 325.10%, for the years ended December 31, 2025 and 2024, respectively. The decrease in loss from operation was mainly due to the increase in revenue.

Our loss from operations associated with our continuing operations was $1,832,657 for the year ended December 31, 2024, while our loss from operations was $6,185,523 for the year ended December 31, 2023. Our operating loss as a percentage of total revenues was negative 325.10%, and 819,980.58% for the years ended December 31, 2024 and 2023, respectively. The decrease in loss from operations was mainly due to decreased operating expenses in 2024.

Income taxes expense from continuing operations.

Due to our recurring operating losses for the years ended December 31, 2025, 2024 and 2023, we reported minimal income tax benefit for those years.

Net loss from discontinued operations

On June 7, 2024, the Company sold its 51% equity interest in Far Ling’s Inc. and 100% equity interest in Bo Ling’s Chinese Restaurant, Inc. to third parties. As a result, the Company discontinued its restaurant business and started to focus on owning, operating and managing commercial real estate properties going forward. As a result, we reported $0, net income of $575,249 and net loss of $153,054 from discontinued operations associated with our restaurant business for the years ended December 31, 2025, 2024 and 2023, respectively.

On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of Tiandihui, and it entered into bankruptcy proceedings. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. In the consolidated statements of operations and comprehensive income (loss), results from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations. Our net loss from discontinued operations amounted to $0, $0 and $15,095,547 for the years ended December 31, 2025, 2024 and 2023, respectively.

Net loss.

As a result of the above, we reported a total net income was $1,781,077 for the year ended December 31, 2025, compared with total net income of $2,500,561 for the year ended December 31, 2024. The decrease in our net income was attributable to losses recognized in connection with the disposal of Tiandihui Pet Foodstuffs and Tiandihui Foodstuffs Sales businesses, together with losses arising from the conclusion of the bankruptcy proceedings of BVBA.

We reported a total net income was $2,500,561 for the year ended December 31, 2024, compared to the net loss of $23,631,516 for the year ended December 31, 2023. The increase in our net income was due to increased revenue from our commercial real estate business segment and increased investment income for the year ended December 31, 2024.

Liquidity and Capital Resources

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. We discontinued our restaurant business segment in 2024 and shifted our focus to owning, operating and managing commercial real estate projects. Currently our revenue is substantially generated from the commercial real estate management business. Our business turnaround depends, in part, on our ability to successfully obtain and lease new properties. If we are not able to effectively manage, lease and acquire new properties that successfully generate revenue, we may not be able to grow and maintain our business as anticipated, and our revenue may decline and our future business, financial condition and results of operations may be materially adversely affected. There can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where we will be profitable or continuously to generate positive cash flows.

For the year ended December 31, 2025, our revenue from the commercial real estate management business increased by approximately $0.69 million as compared to 2024, and we reported a net income of approximately $1.78 million and cash outflow from operating activities of approximately $ 1.78 million in 2025.

In assessing our liquidity, management monitors and analyzes our cash and cash equivalent, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2025, we had cash and cash equivalents of approximately $19.16 million. We also had short-term investments of approximately $14.53 million, which are highly liquid and can be converted into cash and used in our operations if needed.

Our major liabilities included accounts payable of $90,006, advances from customers of $255,383, due to related parties of $300,000, other current liabilities of $5,135,539, and current and non-current portion of operating lease liabilities of $921,524 and $2,860,197, respectively, as of December 31, 2025. Our working capital amounted to approximately $27.4 million as of December 31, 2025.

We are attempting to further improve our business profitability, generate sufficient cash flow from our operations to meet our operating needs on a timely basis, and obtain additional working capital funds through debt and equity financings in order to meet our anticipated cash requirements. We also plan to evaluate and identify suitable strategic or acquisition opportunities in order to expand our commercial real estate property management business. During the year ended December 31, 2025, our operating activities and financing activities both used cash, and our liquidity was primarily supported by net proceeds from sales of our short-term investment portfolio. Our short-term investment balance of approximately $14.53 million as of December 31, 2025 is highly liquid, and we expect to continue using this portfolio, together with cash on hand, to fund our operating and capital expenditure requirements. Going forward, we intend to improve our liquidity and capital sources through improving business profitability, generating cash flow from operations and exploring additional debt or equity financing possibilities. In order to fully implement our business plan and sustain continued growth, we may also need to raise capital from outside investors. Our expectation, therefore, is that we will seek to access the capital markets in both the U.S. and China to obtain additional funds as needed. At the present time, however, we do not have commitments of funds from any third parties. Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the audited financial statements were issued.

During the year ended December 31, 2025, our cash used in operating activities was $1,780,184, cash provided by investing activities was $6,235,605, and cash used in financing activities was $1,046,832, and the effect of prevailing exchange rates on our cash was $50,004. During the year ended December 31, 2024, our cash used in operating activities was $233,987, cash provided by investing activities was $2,781,030, and cash provided by financing activities was $0, and the negative effect of prevailing exchange rates on our cash was $508,863. During the year ended December 31, 2023, our cash used in operating activities was $564,396, cash used in investing activities was $6,067,051, and cash used in financing activities was $6,774, and the negative effect of prevailing exchange rates on our cash was $1,557,521.

Net cash used in operating activities for the year ended December 31, 2025 totaled $1,780,184. The activities were mainly comprised of a net income of $1,781,077, depreciation and amortization of $221,223, fair value change of short-term investments $10,801,316, a decrease in Operating lease liabilities of $924,186, a decrease in prepayment and other current net asset of $41,125, an increase in other current liabilities of $3,802,884, and a decrease in advances from customers of $67,256.

Net cash used in operating activities for the year ended December 31, 2024 totaled $233,987 (including cash flows of $1,762,390 provided by operating activities from our continuing operations and cash flows of $1,996,377 used in operating activities from discontinued operations). The activities were mainly comprised of a net income of $2,500,561, depreciation and amortization of $111,642, fair value change of short-term investments $6,671,948, Impairment of goodwill $325,832, an increase in Operating lease liabilities of $441,402, a decrease in prepayment and other current net asset of $1,660,998, an increase in other current liabilities of $4,420,782, and a decrease in advances from customers of $185,145.

Net cash used in operating activities for the year ended December 31, 2023 totaled $564,396 (including cash flows of $ 3,492,712 used in operating activities from our continuing operations and cash flows of $999,987 provided by operating activities from discontinued operations). The activities were mainly comprised of a net loss of $23,631,516, depreciation and amortization of $22,649, fair value change of short-term investments $2,644,576, inventory write-down of $69,677, stock-based compensation of 3,040,000, an increase in prepayment and other current net assets of $3,210,336, a decrease in other current liabilities of $1,234,226, and a decrease in accounts payable of $369,142.

Net cash provided by investing activities for the year ended December 31, 2025 totaled $6,235,605 from our continuing operations, primarily include purchase of property and equipment of $244,088, purchases of short-term investments of $60,393,565 and proceeds from sale of short-term investments of $66,873,258.

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

For the year ended December 31, 2025, net cash used in financing activities from continuing operations was $1,046,832, consisting of $422,237 in repayments of short-term loans and $624,595 in payments to related parties.

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

China regulates loans to and direct investment in Chinese entities by offshore holding companies and there is governmental control of currency conversion. We are an offshore holding company conducting our operations in China through our wholly owned subsidiary Wenxin. As an offshore holding company, we may make loans and additional contributions to Wenxin subject to approval from government authorities.

Any loan to Wenxin, which is treated as a foreign-invested enterprise under Chinese law, is subject to Chinese regulations and foreign exchange loan registrations. In January 2003, the China State Development and Reform Commission, SAFE and Ministry of Finance jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the Circular 28, limiting the total amount of foreign debt a foreign-invested enterprise may incur to the difference between the amount of total investment approved by the Ministry of Commerce or its local counterpart for such enterprise and the amount of registered capital of such enterprise, and requiring registration of any such loans with SAFE.

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

Capital Resources

As of December 31, 2025 and 2024

The following table provides certain selected balance sheets comparisons between years ended December 31, 2025 and 2024:

	December 31,
	2025	2024	Fluctuation	%
ASSETS
Cash and cash equivalents	$19,158,155	15,699,562	3,458,593	22
Short-term investments	14,531,930	12,952,597	1,579,333	12
Accounts receivable, net	75,346	5,748	69,598	1,211
Advanced to suppliers, net	198,401	37,790	160,611	425
Prepayment and other current assets, net	146,385	103,519	42,866	41
Total current assets	34,110,217	28,799,216	5,311,001	18
Property, plant and equipment, net	2,398,192	2,363,989	34,203	1
Operating lease right-of-use assets	3,787,265	2,175,456	1,611,809	74
Total non-current assets	6,185,457	4,539,445	1,646,012	36
Total assets	$40,295,674	$33,338,661	6,957,013	21

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$90,006	122,251	(32,245)	26
Deferred lease revenue	255,383	183,173	72,210	39
Bank overdrafts	-	73,105	(73,105)	-100
Short term loans - related parties	-	261,725	(261,725)	-100
Taxes payable	11,215	14,681	(3,466)	24
Due to related parties	300,000	200,318	99,682	50
Operating lease liabilities, current	921,524	486,121	435,403	90
Other current liabilities	5,135,539	2,859,061	2,276,478	80
Total current liabilities	6,713,667	4,200,435	2,513,232	60
Operating lease liabilities, non-current	2,860,197	1,738,371	1,121,826	65
Total liabilities	9,573,864	5,938,806	3,635,058	61

We maintain cash and cash equivalents in mainland China, Hong Kong, New Zealand and U.S. on December 31, 2025 and 2024.

	December 31,
Country	2025	2024
China (Mainland)	$1,818,139	$1,915,855
China (Hong Kong)	1,297,551	63,969
Hong Kong (through a broker account)	1,954,561	110,502
New Zealand (through a broker account)	12,869,479	11,690,646
U.S.	1,218,425	1,918,590
Total	$19,158,155	$15,699,562

The majority of our cash balances at December 31, 2025 and 2024 are in form of USD and held in broker accounts in New Zealand and Hong Kong and bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however, restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents and restricted cash

As of December 31, 2025, cash and cash equivalents were 19,158,155, compared to $15,699,562, at December 31, 2024. The components of this increase of $3,458,593 in cash and cash equivalents are reflected below.

	2025	2024
Net cash used in operating activities	$(1,780,184)	$(233,987)
Net cash provided by investing activities	6,235,605	2,781,030
Net cash used in financing activities	(1,046,832)	-
Exchange rate effect on cash and restricted cash	50,004	(508,863)
Net cash inflow (outflow)	$3,458,593	$2,038,180

Short-term investments

During the years ended December 31, 2025 and 2024, the Company acquired equity securities of certain publicly listed companies through various open market transactions. The Company’s investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with changes in fair value recognized in earnings. Changes in fair value include realized gain of approximately $7.47  million and unrealized income of approximately $3.33 million for the year ended December 31, 2025. Changes in fair value include realized gain of approximately $3.37 million and unrealized income of approximately $0.44 million for the year ended December 31, 2024.

Accounts receivable

Net accounts receivable as of December 31, 2025 were $75,346, an increase of $69,598 compared to $5,748, as of December 31, 2024. There was no allowance for credit losses recorded for the years ended December 31, 2025 and 2024, respectively.

Due to related parties

As of December 31, 2025, the balance of due to related parties was $300,000, an increase of $99,682 as compared to $200,318 on December 31, 2024. The balance of due to related parties represented expenses incurred by related parties in the ordinary course of business, expenses paid by related parties on behalf of the Company as well as the loans the Company obtained from related parties for working capital purpose. The loans owed to the related parties are interest free, unsecured and repayable on demand.

Property, plant and equipment, net

Net property, plant and equipment as of December 31, 2025 was $2,398,192, an increase of $34,203 compared to $2,363,989 as of December 31, 2024. The increase in balance of property, plant and equipment was mainly due to the leasehold improvement for office during fiscal year 2025. Depreciation expense for the years ended December 31, 2025 and 2024 was $221,223 and $111,642, respectively.

Accounts payable

Accounts payable represent our commercial credit offered to the suppliers, and notes payable were the bank acceptance notes to suppliers.

Accounts payable decreased by $32,245 to $90,006 as of December 31, 2025, from $122,251 as of December 31, 2024, mostly due to commercial real estate accounts payables.

 Other current liabilities

Other current liabilities primarily consist of amounts payable to third-party service providers and rental security deposits payable to tenants.

Other current liabilities increased to $5,135,539 as of December 31, 2025, from $2,859,061 as of December 31, 2024, mainly due to accrued fees payable to third parties and additional rental security deposits received from tenants during the fiscal year ended December 31, 2025.

Taxes payable

Taxes payable represent the accrued enterprise income tax at year end.

The balance of taxes payable as of December 31, 2025 was $11,215, representing a decrease of $3,466, or 23.61%, compared with a balance of $14,681 as of December 31, 2024.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

As of December 31, 2025, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Lease Obligations	$3,781,721	1,042,151	2,479,138	260,432	-

Total	$3,781,721	$1,042,151	$2,479,138	$260,432	$-

The Company has signed 18 commercial real estate lease agreements. The remaining lease term of the Company’s leases ranges from approximately 4 years to 5 years.

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

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. Long-lived assets are assets that are expected to provide economic benefits over a period greater than one year and are not intended for sale in the ordinary course of business; the Company's long-lived assets include property, plant and equipment (PP&E), intangibles, and operating lease right-of-use (ROU) assets.

The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded impairment loss on long-lived assets other than goodwill of $0, $0 and $1,964 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. The Company recorded impairment of goodwill of 0, $325,832 and $0 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period. The Company does not have finance lease arrangements as of December 31, 2025 and 2024.

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

Revenue Recognition

Lease revenue

The Company recognizes lease revenue under ASC 842, Leases, and all the lease contracts are operating leases. The Company has elected to exclude from revenue and expenses sales taxes and other similar taxes collected from its tenants. Under the commercial real estate business lines, the Company entered into property management agreements with the property owners, pursuant to which the Company leases the commercial real estate properties (primarily office space) directly from the property owners and is obligated to make monthly lease payment to the property owners regardless of whether the leased commercial property is subsequently rented out or not to subtenants. The Company then subleases those properties to subtenants, for which it selects qualified subtenants, negotiates and establishes rental terms and pricing, collects rental payments, resolves disputes, and bears the credit risk of rental fee collection. The Company believes it serves as a principal in these arrangements and accordingly records rental fees collected from subtenants on a gross basis.

Revenue under the commercial real estate business line consists of two components:

Lease revenue represents the fixed rental fees charged to subtenants for the right to use the leased properties. This revenue is recognized on a straight-line basis over the lease term in accordance with ASC 842.

Property management fee revenue represents fees charged to subtenants for property management services, including tenant coordination, maintenance oversight, and related services. Although these fees are contractually separate from the base rent, the Company has elected the practical expedient under ASC 842 to combine the lease and non-lease components and account for the combined arrangement as a single operating lease, as the lease component is predominant. Accordingly, property management fee revenue is also recognized on a straight-line basis over the lease term consistent with the lease revenue component.

Prior to moving into the property, subtenants are generally required to provide the Company with a rental retainer equal to approximately two months of rental fees. Pursuant to the terms of the rental agreements, the retainer may be applied against the subtenant’s unpaid balance of rental or other fees. For the years ended December 31, 2025 and 2024, the Company recognized total lease revenue of $1,251,259 and $563,726, respectively, from its commercial real estate property management business.

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 12 for information regarding revenue disaggregation by product lines, marketing channels and geographical regions.

Contract liabilities are presented as deferred lease revenue on the consolidated balance sheets, which represents advance lease payments received from subtenants prior to the commencement of the related lease period. These amounts are recognized as lease revenue on a straight-line basis over the lease term as the Company satisfies its obligation to provide the subtenant with the right to use the leased property during the corresponding period. As of December 31, 2025 and 2024, the Company recorded contract liabilities of $255,383 and $183,173, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2025, 2024 and 2023, the Company recognized $1,188,848, $512,156 and $0 of contract liabilities as revenue, respectively.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States Dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK, TDH Foods, TDH Income Corporation, Ruby21Noland LLC, HARDEES2470 LLC, Vigour Management Limited, Hengzhuo Investment Limited, and TDH Foods Limited is the United States Dollar. The functional currency of the functional currency of our subsidiaries located in China, is Renminbi (“RMB”). The functional currency of TDH Group BVBA is Euro (“€”).

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

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2025	7.0288	7.1429
Year ended December 31, 2024	7.1884	7.1217

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2025	0.8535	0.8822
Year ended December 31, 2024	0.9552	0.9503

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

In 2025, the FASB issued several additional Accounting Standards Updates, including those related to internal-use software, share-based consideration from customers, purchased financial assets, hedge accounting, government grants, and various codification improvements. These standards are effective in future fiscal periods, with early adoption permitted in certain cases. The Company is evaluating the applicability and potential impact of these new standards. However, it does not currently expect any material effects on its consolidated financial statements upon adoption.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China, and China’s inflation rates have been relatively stable in the last three years: 0% in 2025, 0.8% in 2024 and 2.6% in 2023.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of April 21, 2025:

Name	Age	Position
Dandan Liu	38	Chief Executive Officer, Class A Director
Feng Zhang	43	Chief Financial Officer, Class A Director
Caifen Zou(1) (2) (3)	61	Class B Director, independent
Xu Luo (1) (2) (3)	34	Class B Director, independent
Owens Meng (1) (2) (3)	48	Class C Director, independent

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

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

Xu Luo is an independent director of the company. Mr. Luo has held various positions with Beijing Jingdong Lianhang Real Estate Consultants Co., Ltd since 2012 progressing from Marketing Specialist to General Manager. He currently is the General Manager, where he is responsible for the overall management and operations of the company, which position he has held since April 2023. From August 2021 through March 2023, he was the General Manager of the business division. From April 2015 through July 2021, he served as the regional director. From September 2012 to March 2015, he was a marketing specialist. The Board of Directors determined that Mr. Luo should serve as our director based on his experience in business management and real estate matters.

Owens Meng is an independent director. Since September 2013, Owens Meng has been an audit partner of an accounting firm registered with PCAOB in the United States. From November 2007 to September 2013, he served as chief representative of Sherb Consulting LLC Beijing Representative Office, and managing director of Sherb & Co, LLP, a mid-sized accounting firm which has audited more than 25 China-based, US publicly traded companies. From July 2003 to October 2007, Mr. Meng worked as an audit manager for Grant Thornton Beijing. Mr. Meng received his CPA permit from the state of Delaware, and is a member of China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor of the Institute of Internal Auditors. Mr. Meng holds a Bachelor’s degree in accounting and economics from Beijing Technology and Business University. Mr. Meng had served as an independent director of China Customer Relations Centers, Inc. (Nasdaq: CCRC) from September 2014 to July 2021, and has served as an independent non-executive director of YuanShengTai Dairy Farm Limited, a company listed on HongKong Stock Exchange (HKEx: 1431) since September 2018. Mr. Meng was nominated as a director because of his experience in auditing, US GAAP and compliance issues.

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

A director is not required to hold shares as a qualification to office.

B.	Compensation

The following table shows the annual compensation earned for the years ended December 31, 2025 and 2024 to our principal executive officers.

Name and principal position	Year	Salary ($)		Bonus ($)	Total Paid ($)
Dandan Liu	2025	130,000	(1)	300,000	430,000
CEO and director	2024	130,000	(1)	235,070	365,070

Feng Zhang	2025	58,000	(1)	-	58,000
CFO	2024	58,000	(1)	-	58,000

(1)	Includes $10,000 received as compensation for serving as a director.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Director Compensation

Directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We paid $10,000 compensation to each of our directors during each of the years ended December 31, 2025 and 2024.

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

Retirement Benefits

As of December 31, 2025, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Employment agreement with Dandan Liu, CEO

On August 1, 2025, TDH Holdings, Inc. renewed the employment agreement with Dandan Liu to serve in the role of Chief Executive Officer for the initial period of 3 years (commencing as of August 1, 2025 and terminating on July 31, 2028), which term may be automatically renewed for another 3 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Ms. Liu’s annual salary is USD 120,000 payable in 12 equal monthly installments until July 31, 2028. Ms. Liu may be eligible to receive an annual bonus in the amount of 10% of the growth in book value as of the last fiscal year end, subject to review of corporate performance goals set forth by the Compensation Committee. The Compensation Committee will have the sole discretion whether Ms. Liu is entitled to the bonus and the amount of the payment, if any. The employment agreement may be terminated by either party upon 60 days advance notice to the other party. The Company will reimburse Ms. Liu for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of her duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

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

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. The Board membership is divided into three classes, Class A, B and C, respectively, as nearly equal in number as the total number of directors permits. Class C directors will face re-election at our next annual meeting of shareholders and every three years thereafter. Class A directors will face re-election at our second annual meeting of shareholders and every three years thereafter. Class B directors will face re-election at our third annual meeting of shareholders and every three years thereafter.

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

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Caifen Zou, Xu Luo, and Owens Meng are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Our Audit Committee currently consists of Caifen Zou, Xu Luoand Owens Meng, with Owens Meng serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Owens Meng   qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee currently consists of Caifen Zou, Xu Luo and Owens Meng, with Xu Luo serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee currently consists of Caifen Zou, Xu Luo and Owens Meng, with Caifen Zou serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

	2023	2024	2025
Number of Employees	56	17	12

E.	Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of April 17, 2026 certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares, if any. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 10,323,268 shares issued and outstanding as of this Annual Report. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Beijing Wenxin Co., Ltd., Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing, PRC.

Name of Beneficial Owner	Shares Owned	Percentage
Dandan Liu	2,099,697	20.3%
Feng Zhang	—	—
Caifen Zou(1)	—	—
Xu Luo(1)	—	—
Owens Meng(1)	—	—

Directors & executive officers as a group (5 persons)	2,099,697	20.3%

(1)	Independent director.

B.	Related Party Transactions

The related parties with whom the Company had transactions for the years ended December 31, 2025, 2024 and 2023 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2025
Dandan Liu	Chairman of the Board, Shareholder, Chief Executive Officer (“CEO”)

Feng Zhang	Chief Financial Officer (“CFO”)

Name of Related Party	Nature of Relationship at December 31, 2025
Caifen Zou	Independent director of TDH Holding, Inc.
Xu Luo	Independent director of TDH Holding, Inc.
Owens Meng	Independent director of TDH Holding, Inc.
Xue Jiang	The Executive Director and Manager of QD Pet Food The Executive Director and Manager of QD Food Sales
Kai Wang	The Executive Director and Manager of Beijing Jingshi Space Commercial Management Co., Ltd.
Fan Wu	The Executive Director and Manager of Beijing Ruihe Commercial Management Co., Ltd.; The Executive Director and Manager of Beijing Ruihe Space Commercial Management Co., Ltd.
Pan Zhang	The Manager of Beijing Jingshi
Xiaowan Hu	Supervisor of Beijing Wenxin Information Consulting Co., Ltd.
Yang Liu	Supervisor of Qingdao Chihong Information Consulting Co., Ltd.
Yang Yang	Supervisor of Beijing Jingshi Space Business Management Co., Ltd.
Dayou Zhang	Supervisor of Beijing Ruihe Commercial Management Co., Ltd.

Due to related parties from continuing operations

Due to related parties consisted of the following:

	December 31,	December 31,
	2025	2024
Dandan Liu	300,000	200,318
Total	$300,000	200,318

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

We completed our initial public offering on September 21, 2017. Our Common Shares trade under the trading symbol “PETZ” on the NASDAQ Capital Market. As of April 17, 2026, there were approximately 15 holders of record of our Common Shares. This excludes our Common Shares owned by shareholders holding Common Shares under nominee security position listings. On April 17, 2026 the last sales price of our Common Shares as reported on the NASDAQ Capital Market was $1.04 per common share.

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

PRC VAT

Pursuant to the prevailing and effective policies including Caishui [2016] No. 36 and Announcement No. 16 [2016] of the State Taxation Administration, value-added tax (“VAT”) is imposed on the sale of goods, processing, repair and replacement services, services, intangible assets and immovable property, as well as the importation of goods within the territory of the People’s Republic of China. For commercial real estate leasing services, VAT is calculated using either the general taxation method, under which output VAT is offset against input VAT at an applicable rate of 9%, or the simplified taxation method at a levy rate of 5%.

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

Passive Foreign Investment Company

Based on our current operations and asset composition, we believe there is a risk that we may be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2025. It is important to note that our status as a PFIC for the 2025 taxable year is a byproduct of our strong liquidity position, not our core business model. We have intentionally retained high levels of cash to capitalize on growth opportunities within the commercial property sector. While we may meet the technical definition of a PFIC for U.S. federal income tax purposes, we continue to operate as an active commercial property management firm and do not fall under the regulatory scope of the 1940 Act as an investment company. For fiscal year 2025, passive investment income exceeded 75% of gross income and cash and marketable securities exceeded 50% of total assets, which were temporary levels in connection with our high level of cash balances. Our core business is and will continue to be commercial real estate operation and management. We expect these levels will normalize for the taxable year ending December 31, 2026.

Our actual PFIC status for the taxable year ending December 31, 2026 will not be determinable until after the close of such year and, accordingly, there is no guarantee that we will not be a PFIC for such year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of our assets (based on an average of quarterly values) is attributable to assets that produce passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to remain a PFIC. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

Being a PFIC for any taxable year during which you hold common shares means you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. The tax liability for amounts allocated to such years cannot be offset by any net operating losses for such years, and gains realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of your adjusted basis in the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the common shares are regularly traded on the NASDAQ Capital Market, the mark-to-market election would be available to you if we were to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. If you hold common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. As of December 31, 2025, we had $0 outstanding bank loans. As of December 31 2025, we did not carry any outstanding bank loans.

As of December 31, 2025, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been $0, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables

As of December 31, 2024, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been $0, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables

Foreign Currency Risk

Our functional currencies are RMB, U.S. dollar and Euro, and our financial statements are presented in U.S. dollar. We mainly uses RMB in domestic transaction, U.S. dollars in transactions within the United States, and the transaction settled with Euro is immaterial. The RMB appreciated against the U.S. dollar by 2.22 % in 2025 and depreciated against the U.S. dollar by 1.49% in 2024. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2025 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on the foregoing, the Certifying Officers concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were not effective as of December 31, 2025.

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

We have engaged an external consultant to assist with financial reporting and will continue to do so;

We are in the process of establishing standardized business processes and formal operating procedures, with a target completion date in 2026; and

We are strengthening our internal control and supervision mechanisms, particularly in the areas of segregation of duties, data sharing, and interdepartmental coordination and oversight.

We acknowledge that the maintenance of effective internal control over financial reporting and disclosure controls and procedures is an ongoing, continuous process that requires ongoing monitoring and enhancement. As such, there remains a reasonable possibility that similar issues (including, but not limited to, insufficient professional competence of accounting personnel, inadequacies in the financial reporting review process, or gaps in internal control mechanisms) may arise in the future. Such potential issues could result from changes in the Company’s business scale, updates to regulatory requirements, personnel turnover, or other unforeseen factors. We will continue to monitor and evaluate our internal control systems on an ongoing basis, promptly implement any necessary enhancements or adjustments, and maintain rigorous supervision and training programs to mitigate such risks and ensure the continued effectiveness of our internal control over financial reporting and disclosure controls and procedures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on these evaluations, our management concluded that, due to the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2025.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by YCM CPA INC. for the periods indicated:

	For the Years Ended December 31,
	2025	2024
Audit Fees	$140,000	$140,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$140,000	$140,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchases of our securities were made by us or our affiliates in 2025.

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

TDH Holdings, Inc.

April 20, 2026	By:	/s/ Dandan Liu
		Name:	Dandan Liu
		Title:	Chief Executive Officer (Principal Executive Officer)

TDH Holdings, Inc.

April 20, 2026	By:	/s/ Feng Zhang
		Name:	Feng Zhang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

TDH HOLDINGS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of TDH Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TDH Holdings, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

PCAOB ID 6781

Irvine, California

April 20, 2026

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,138,205	$15,699,562
Restricted cash	19,950	-
Short-term investments	14,531,930	12,952,597
Accounts receivable, net	75,346	5,748
Advances to suppliers, net	198,401	37,790
Prepayments and other current assets, net	146,385	103,519
Total current assets	34,110,217	28,799,216
NON-CURRENT ASSETS
Property, plant and equipment, net	2,398,192	2,363,989
Operating lease right-of-use assets	3,787,265	2,175,456
Total non-current assets	6,185,457	4,539,445
Total assets	$40,295,674	$33,338,661

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$90,006	$122,251
Deferred lease revenue	255,383	183,173
Bank overdrafts	-	73,105
Short-term loans - related parties	-	261,725
Taxes payable	11,215	14,681
Due to related parties	300,000	200,318
Operating lease liabilities, current	921,524	486,121
Other current liabilities	5,135,539	2,859,061
Total current liabilities	6,713,667	4,200,435
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	2,860,197	1,738,371
Total liabilities	9,573,864	5,938,806
SHAREHOLDERS’ EQUITY:
Common shares ($0.02 par value; 50,000,000 shares authorized; 10,323,268 shares issued and outstanding at December 31, 2025 and 2024)	206,465	206,465
Additional paid-in capital	51,129,439	51,129,439
Accumulated deficit	(20,620,053)	(23,937,478)
Accumulated other comprehensive loss	(72,820)	(95,784)
Total TDH Holdings, Inc. shareholders’ equity	30,643,031	27,302,642
Non-controlling interest	78,779	97,213
Total shareholders’ equity	30,721,810	27,399,855
Total liabilities and shareholders’ equity	$40,295,674	$33,338,661

The accompanying notes are an integral part of these consolidated financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Years Ended December 31,
	2025	2024	2023
Net revenue	$1,251,259	$563,726	$754
Total revenue	1,251,259	563,726	754
Cost of revenue	1,263,000	325,304	976
Total cost of revenue	1,263,000	325,304	976
Gross profit	(11,741)	238,422	(222)
Operating expenses:
Selling expense	49,583	-	22
General and administrative expense	1,769,395	1,745,247	3,145,280
Stock-based compensation expense	-	-	3,040,000
Impairment of goodwill	-	325,832	-
Total operating expenses	1,818,978	2,071,079	6,185,302
Loss from operations	(1,830,719)	(1,832,657)	(6,185,524)
Interest income (expense)	112,085	(68,858)	(14,276)
Other income (expense)	(6,711,077)	(2,844,939)	461,461
Gain (loss) on disposal of subsidiaries	(590,528)	-	-
Investment income (loss), net	10,801,316	6,671,948	(2,644,576)
Total other income (expenses)	3,611,796	3,758,151	(2,197,391)
Income (loss) before income tax provision	1,781,077	1,925,494	(8,382,915)
Income tax provision	-	(182)
Net income (loss) from continuing operations	1,781,077	1,925,312	(8,382,915)
Net income (loss) from discontinued operations of Tiandihui	-	-	(15,095,547)
Net income (loss) from discontinued operations of Bo Lings and Far Lings	-	575,249	(153,054)
Net income (loss)	1,781,077	2,500,561	(23,631,516)
Less: Net income (loss) attributable to non-controlling interest	(18,434)	(183,961)	(5,344)
Net income (loss) attributable to TDH Holdings, Inc.	$1,799,511	$2,684,522	$(23,626,172)
Comprehensive income (loss)
Net income (loss)	$1,781,077	$2,500,561	$(23,631,516)
Foreign currency translation adjustment	22,964	(718)	(523,315)
Total comprehensive income (loss)	1,804,041	2,499,843	(24,154,831)
Less: Comprehensive income (loss) attributable to non-controlling interest	(18,434)	(333,106)	(5,344)
Comprehensive income (loss) attributable to TDH Holdings, Inc.	$1,822,475	$2,832,949	$(24,149,487)

Earnings (loss) per common share attributable to TDH Holdings, Inc.
Basic	$0.17	$0.26	$(2.29)
Diluted	$0.17	$0.26	$(2.29)
Weighted average common shares outstanding
Basic	10,323,268	10,323,268	10,323,268
Diluted	10,323,268	10,323,268	10,323,268

The accompanying notes are an integral part of these consolidated financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares*	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable	Statutory Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity Attributable to TDH	Non- controlling Interest	Total Stockholders’ Equity
Balance, December 31, 2022	10,323,268	$206,465	$48,089,439	$-	$160,014	$(28,165,927)	$428,249	$20,718,240	$435,663	$21,153,903
Net loss	-	-		-	-	(23,626,172)	-	(23,626,172)	(5,344)	(23,631,516)
Stock-based compensation expense			3,040,000					3,040,000		3,040,000
Adjustment to reflect the effect of disposal of Tiandihui and Chongaijiujiu	-	-	-	-	(160,014)	25,170,099	-	25,010,085	-	25,010,085
Foreign currency translation adjustment	-	-	-	-	-	-	(523,315)	(523,315)	-	(523,315)
Balance, December 31, 2023	10,323,268	$206,465	$51,129,439	$-	$-	$(26,622,000)	$(95,066)	$24,618,838	$430,319	$25,049,157
Net income	-	-		-	-	2,684,522	-	2,684,522	(183,961)	2,500,561
Foreign currency translation adjustment	-	-	-	-	-	-	(718)	(718)	(149,145)	(149,863)
Balance, December 31, 2024	10,323,268	$206,465	$51,129,439	$-	$-	$(23,937,478)	$(95,784)	$27,302,642	$97,213	$27,399,855
Net income	-	-	-	-	-	1,799,511	-	1,799,511	(18,434)	1,781,077
Adjustment to reflect the effect of disposal of BVBA	-	-	-	-	-	1,517,914	-	1,517,914	-	1,517,914
Foreign currency translation adjustment	-	-	-	-	-	-	22,964	22,964	-	22,964
Balance, December 31, 2025	10,323,268	$206,465	$51,129,439	$-	$-	$(20,620,053)	$(72,820)	$30,643,031	$78,779	$30,721,810

The accompanying notes are an integral part of these consolidated financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net income (loss)	$1,781,077	$2,500,561	$(23,631,516)
Less: Net income (loss) from discontinued operations	-	575,249	(15,248,601)
Net income (loss) from continuing operations	1,781,077	1,925,312	(8,382,915)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	221,223	111,642	22,649
Fair value change of short-term investments, net	(10,801,316)	(6,671,948)	2,644,576
Impairment of goodwill	-	325,832	-
Impairment of long-lived assets other than goodwill	-	-	1,964
Inventory write-down	-	-	69,677
Allowance for doubtful accounts	-	-	22,674
Loss on disposal of subsidiaries	590,528	-	-
Loss (gain) on disposal of property, plant and equipment	-	59,009	37,766
Amortization of operating lease right-of-use assets	869,382	459,251	2,623,288
Stock-based compensation	-	-	3,040,000
Changes in operating assets and liabilities:
Accounts receivable, net	(141,066)	114,462	40,894
Inventories, net	-	8,370	44,240
Operating lease liabilities	(924,186)	(441,402)	691,854
Due to related parties	100,000	-	1,928,329
Advances to suppliers, net	(157,201)	(38,144)	(32,465)
Prepayments and other current assets, net	(41,125)	(1,660,998)	(3,210,336)
Accounts payable	2,847,169	2,927,432	(369,142)
Accounts payable - related parties	-	-	502,635
Interest payable	-	30,662	3,573
Taxes payable	5,191	6,982	(2,445)
Advances from customers	67,256	185,145	(6,974)
Other current liabilities	3,802,884	4,420,782	(1,234,226)
Net cash provided by (used in) operating activities from continuing operations	(1,780,184)	1,762,389	(1,564,383)
Net cash provided by (used in) operating activities from discontinued operations	-	(1,996,377)	999,987
Net cash used in operating activities	$(1,780,184)	$(233,987)	$(564,396)
Cash flows from investing activities
Payments to acquire property and equipment	(244,088)	(1,881,370)	(7,655)
Disposal of subsidiaries	-	578,400	-
Cash obtained from business acquisition	-	16,047	-
Purchase of short-term investments	(60,393,565)	(46,777,749)	(37,066,925)
Proceeds from sale of short-term investments	66,873,258	50,944,982	31,024,365
Investment in equity	-	(99,280)	-
Leasehold improvement	-	-	(16,836)
Net cash provided by (used in) investing activities from continuing operations	6,235,605	2,781,030	(6,067,051)
Net cash provided by investing activities from discontinued operations	-	-	-
Net cash provided by (used in) investing activities	6,235,605	2,781,030	(6,067,051)
Cash flows from financing activities
Repayments to related parties	-	-	(6,774)
Repayments of short-term loans	(422,237)	-	-
Payment to related party	(624,595)	-	-
Net cash (used in) financing activities from continuing operations	(1,046,832)	-	(6,774)
Net cash provided by financing activities from discontinued operations	-	-	-
Net cash (used in) financing activities	$(1,046,832)	$-	$(6,774)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	50,004	(508,863)	(1,557,522)
Net change in cash, cash equivalents and restricted cash	3,458,593	2,038,180	(8,195,743)
Cash, cash equivalents and restricted cash, beginning of the year	15,699,562	13,661,382	21,857,125
Cash, cash equivalents and restricted cash, end of the year	$19,158,155	$15,699,562	$13,661,382
Less: Cash and restricted cash of discontinued operations at the end of the period	-	-	534,777
Cash and restricted cash of continued operations at the end of the period	$19,158,155	$15,699,562	$13,126,605

Supplemental cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Non-cash investing and financing activities
Liabilities assumed in connection with purchase of property, plant and equipment	$-	$-	$-
Notes payable reclassified to short-term loans	$-	$-	$-
Short-term loans settled by transferring an equity investment to the creditor	$-	$-	$-
Cashless exercise of warrants	$-	$-	$-
Right of use assets obtained in exchange for operating lease obligations	$2,406,836	$2,665,894	$-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$19,138,205	$15,699,562	$13,126,605
Restricted cash	$19,950	$-	$534,777
Total cash, cash equivalents, and restricted cash	$19,158,155	$15,699,562	$13,661,382

The accompanying footnotes are an integral part of these financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

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

In November 2018, the Company completed the business acquisitions of TDH Group BVBA, a Belgian entity, and TDH JAPAN, a Japanese entity. TDH Group BVBA and TDH JAPAN had limited operating activities for the year ended December 31, 2020. TDH JAPAN was dissolved in February 2021. BVBA commenced bankruptcy proceedings in 2021. On May 6, 2025, the court announced that the bankruptcy liquidation of BVBA had been completed and the bankruptcy proceedings were concluded. Accordingly, BVBA was fully disposed of as of December 31, 2025.

On January 22, 2020, Qingdao Tiandihui Pet Foodstuffs Co., Ltd. (“Tiandihui Pet Foodstuffs”) was incorporated in Qingdao City, PRC. Tiandihui Pet Foodstuffs has been deregistered and dissolved in April 2025.

On January 21, 2020, Qingdao Tiandihui Foodstuffs Sales Co., Ltd. (“Tiandihui Foodstuffs Sales”) was incorporated in Qingdao City, PRC. Tiandihui Foodstuffs Sales is a wholly owned subsidiary of Tiandihui Pet Foodstuffs. Tiandihui Foodstuffs Sales has been deregistered and dissolved in June 2025.

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

On May 14, 2024, HARDEES2470 LLC (“HARDEES2470”) was incorporated in Missouri. HARDEES2470 is a wholly owned subsidiary of TDH Income.

On November 15, 2024, TDH Holdings, Inc. acquired 90% equity interests of Vigour Management Limited (“Vigour”) in order to further strengthen the Company’s commercial real estate property management business in the future.

Name of subsidiaries	Date of incorporation	Place of incorporation	Ownership percentage	Principal activities
TDH Foods limited	August 24, 2020	Hong Kong	100%	Investment
TDH HK limited	February 21, 2016	Hong Kong	100%	Investment
TDH Income Corporation	June 4, 2021	Nevada	100%	Investment
Beijing Wenxin Co., Ltd.	January 22, 2022	Beijing, China	100%	Investment
Vigour Management Limited.	November 15, 2024	BVI	90%	Investment
Ruby21Noland LLC	June 9, 2021	Missouri	100%	commercial real estate business
HARDEES2470 LLC	May 14, 2024	Missouri	100%	commercial real estate business
Hengzhuo Investment Limited	November 15, 2024	Hong Kong	90%	Investment
Beijing Ruihe Commercial Management Co., Ltd.	November 15, 2024	Beijing, China	90%	commercial real estate business
Beijing Ruihe Space Commercial Management Co., Ltd.	November 15, 2024	Beijing, China	90%	commercial real estate business
Qingdao Chihong Information Consulting Co., Ltd.	March 27, 2023	Qingdao, China	100%	Investment
Beijing Jingshi Commercial Management Co., Ltd.	April 30, 2024	Beijing, China	60%	commercial real estate business
Beijing Jingshi Space Commercial Management Co., Ltd.	April 30, 2024	Beijing, China	60%	commercial real estate business

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

Reclassifications

In connection with the discontinued operations of a business, certain prior-year amounts have been reclassified for consistency with the current-year presentation. These reclassifications had no effect on the reported results of operations. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2023, while results of operations related to the discontinued operations, including comparatives, were reported as losses from discontinued operations for the years ended December 31, 2024 and 2023. Certain prior-year balance sheet accounts have been reclassified to conform to the current-year presentation.

Liquidity and Capital Resources

The Company's consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company discontinued its restaurant business segment in 2024 and shifted its focus to owning, operating and managing commercial real estate projects. Revenue from the Company's commercial real estate segment increased by approximately $0.69 million in 2025 as compared to 2024. However, the Company's loss from continuing operations was approximately $1.83 million in 2025, and net cash used in operating activities was approximately $1.78 million. For the year ended December 31, 2025, the Company reported net income of approximately $1.78 million, which was primarily attributable to non-operating investment income; excluding such investment income, the Company would have reported a net loss for the year. Currently, the Company's revenue is substantially generated from the commercial real estate management business. The Company's business turnaround depends, in part, on its ability to successfully obtain and lease new properties. If the Company is not able to effectively manage, lease and acquire new properties that successfully generate revenue, the Company may not be able to grow and maintain its business as anticipated, and its revenue may decline and its future business, financial condition and results of operations may be materially adversely affected.

In assessing its liquidity, management monitors and analyzes the Company's cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. As of December 31, 2025, the Company had total current assets of $34.11 million, primarily consisting of cash balance of approximately $19.16 million and short-term investment of approximately $14.53 million, which is highly liquid and can be used to support the Company’s future capital expenditure requirement if needed.

As of December 31, 2025, the Company’s total current liabilities amounted to approximately $6.71 million, primarily consisting of accrued expenses and other current liabilities of approximately $5.14 million, due to related parties of approximately $0.3 million and current portion of operating lease liabilities of $0.92 million.

As a result, the Company had approximately $27.4 million working capital as of December 31, 2025.

During the year ended December 31, 2025, the Company's operating activities and financing activities both used cash, and liquidity was primarily supported by net proceeds from its short-term investment portfolio. Net cash used in operating activities was approximately $1.78 million and net cash used in financing activities was approximately $1.05 million, while investing activities provided net cash of approximately $6.24 million, driven by net proceeds from sales of short-term investments. The Company's short-term investment balance of approximately $14.53 million as of December 31, 2025 is highly liquid, and the Company expects to continue using this portfolio, together with cash on hand, to fund its operating and capital expenditure requirements. Going forward, the Company intends to improve its liquidity through improving business profitability and generating cash flow from operations, and may also raise capital from outside investors. The Company's expectation, therefore, is that it will seek to access the capital markets in both the U.S. and China to obtain funds as needed. At the present time, however, the Company does not have commitments of funds from any third party.

The Company believes that its current cash, cash equivalents and short-term investments will be sufficient to meet its working capital needs for the next 12 months from the date the audited financial statements were issued.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States Dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK, TDH Foods, TDH Income Corporation, Ruby21Noland LLC, HARDEES2470 LLC, Vigour Management Limited, Hengzhuo Investment Limited, and TDH Foods Limited is the United States Dollar. The functional currency of the functional currency of our subsidiaries located in China, is Renminbi (“RMB”). The functional currency of TDH Group BVBA is Euro (“€”).

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

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2025	7.0288	7.1429
Year ended December 31, 2024	7.1884	7.1217

The exchange rates used to translate amounts in Euro into U.S. Dollars for the purpose of preparing the consolidated financial statements were as follows (USD$1=€):

Period Covered	Balance Sheet Date Rate	Average Rate
Year ended December 31, 2025	0.8535	0.8822
Year ended December 31, 2024	0.9552	0.9503

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

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on hand, cash in time deposits and highly liquid investments purchased with original maturities of three months or less. These deposits were insured per the PRC’s new Deposit Insurance Regulation for up to RMB500,000 for one bank.

Restricted cash consists of bank accounts frozen due to specific litigations. The restriction on the use of such cash is imposed by the banks pursuant to court orders and remains effective until the court’s freezing orders are resolved. See Note 14 for details on specific contingencies. Restricted cash is classified as a current asset on the Company’s consolidated balance sheets, as all such balances are expected to be released and become unrestricted cash within 12 months from December 31, 2025, subject to the satisfaction of relevant legal procedures or court rulings.

Short-term Investments

During the years ended December 31, 2023, 2024 and 2025, TDH Holdings invested in equity securities of certain publicly listed companies through various open market transactions. The investments in marketable securities are managed and operated by an asset management company. Pursuant to the investment management agreement, the Manager is entitled to a performance fee equal to 25% of total realized gains for each applicable period. In addition, for the year ended December 31, 2023, 2024 and 2025, if the total return on the invested principal exceeds 20%, the Manager is entitled to an additional special bonus equal to 70% of realized gains generated above 120% of the principal invested.

For the years ended December 31, 2025, 2024 and 2023, net  realized gains (losses) amounted to $10,801,316, $6,671,948 and $(2,644,576), respectively, and performance fees incurred were $6,269,787, $2,860,609 and $0, respectively.

TDH Holdings’ investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings. Gains and losses on marketable securities are as follows:

	For the Years Ended December 31,
In millions of USD	2025	2024	2023
Net gains (losses) during the period on marketable securities(1)	$10.80	$6.67	$(2.64)
Less: Realized net gains (losses) on marketable securities	7.47	6.23	0.44
Unrealized gains (losses) on marketable securities	3.33	0.44	(3.08)

(1)	Included in “investment income” in the accompanying consolidated statements of operations and comprehensive loss.

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

Non-controlling Interest

Non-controlling interests represent minority shareholders’ 40% ownership interest in Beijing Jingshi and 10% ownership interest in Vigour Management Limited as of December 31, 2025. The non-controlling interests are presented in the consolidated balance sheets separately from equity attributable to the shareholders of the Company and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive income to distinguish the interests from that of the Company.

Current Expected Credit Losses

On January 1, 2020, the Company adopted FASB Accounting Standards Update (ASU) 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (ASC Topic 326) and its amendments using the modified retrospective approach. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326, while prior period amounts are not adjusted. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Rental receivables arising from the Company's operating sublease arrangements are accounted for under ASC Topic 842, Leases, and are excluded from the scope of ASC Topic 326 pursuant to ASC 326-20-15-3(g). The Company assesses the collectability of rental receivables at the individual tenant level at each reporting date. Given the Company's practice of collecting two to three months' rent in advance from all tenants, outstanding rental receivable balances are structurally minimal and fully covered by advance deposits held at all times. Collectability of lease payments for all active tenants is assessed as probable and no allowance has been recorded as of December 31, 2025 and 2024.

Other receivables, consisting primarily of security deposits paid to landlords, are financial assets measured at amortized cost and are within the scope of ASC Topic 326. Security deposits are assessed individually based on each landlord's creditworthiness, current conditions, and the Company's ongoing monitoring of collectability.

Property, Plant and Equipment

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

Impairment of Long- lived Assets and Goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. Long-lived assets are assets that are expected to provide economic benefits over a period greater than one year and are not intended for sale in the ordinary course of business; the Company's long-lived assets include property, plant and equipment (PP&E), intangibles, and operating lease right-of-use (ROU) assets. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded impairment loss on long-lived assets other than goodwill of $0, $0 and $1,964 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company’s goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In testing for goodwill impairment, the Company compares the fair value of its reporting unit to its carrying value including the goodwill of that unit. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company will recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. Given the Company’s net loss position, the Company recorded impairment of goodwill of $0, $325,832 and $0 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2025 and 2024 and indicates the fair value hierarchy of the valuation.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observation Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Publicly listed equity securities
As of December 31, 2025	$14,531,930	-	-	14,531,930
As of December 31, 2024	$12,952,597	-	-	12,952,597

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

Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease period. The Company does not have finance lease arrangements as of December 31, 2025 and 2024. See Note 13 for further discussion.

Earnings (Loss) per Share

Basic earnings (loss) per common share is computed by dividing net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the sum of the weighted average number of common shares outstanding and dilutive potential common shares during the period. Potentially dilutive common shares consist of common shares warrants using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive. There were no diluted shares for the years ended December 31, 2025, 2024 and 2023.

Revenue Recognition

Lease revenue

The Company recognizes lease revenue under ASC 842, Leases, and all the lease contracts are operating leases. The Company has elected to exclude from revenue and expenses sales taxes and other similar taxes collected from its tenants. Under the commercial real estate business lines, the Company entered into property management agreements with the property owners, pursuant to which the Company leases the commercial real estate properties (primarily office space) directly from the property owners and is obligated to make monthly lease payment to the property owners regardless of whether the leased commercial property is subsequently rented out or not to subtenants. The Company then subleases those properties to subtenants, for which it selects qualified subtenants, negotiates and establishes rental terms and pricing, collects rental payments, resolves disputes, and bears the credit risk of rental fee collection. The Company believes it serves as a principal in these arrangements and accordingly records rental fees collected from subtenants on a gross basis.

Revenue under the commercial real estate business line consists of two components:

Lease revenue represents the fixed rental fees charged to subtenants for the right to use the leased properties. This revenue is recognized on a straight-line basis over the lease term in accordance with ASC 842.

Property management fee revenue represents fees charged to subtenants for property management services, including tenant coordination, maintenance oversight, and related services. Although these fees are contractually separate from the base rent, the Company has elected the practical expedient under ASC 842 to combine the lease and non-lease components and account for the combined arrangement as a single operating lease, as the lease component is predominant. Accordingly, property management fee revenue is also recognized on a straight-line basis over the lease term consistent with the lease revenue component.

Prior to moving into the property, subtenants are generally required to provide the Company with a rental retainer equal to approximately two months of rental fees. Pursuant to the terms of the rental agreements, the retainer may be applied against the subtenant's unpaid balance of rental or other fees. The rental retainer received from subtenants is recorded as a liability within other current liabilities on the consolidated balance sheets, as it represents an obligation to return the deposit upon lease termination or to apply it against any unpaid rental or other fees owed by the subtenant. The retainer is derecognized from the liability when applied to the subtenant's unpaid balance or refunded upon lease expiration. For the years ended December 31, 2025 and 2024, the Company recognized total lease revenue of $1,251,259 and $563,726, respectively, from its commercial real estate property management business.

Future lease collections generated from contracts already signed with customers for the following five years as of December 31, 2025 were as follows:

As of December 31, 2025
2026	$1,232,810
2027	557,960
2028	76,840
2029	-
2030 and threafter	-
Total	$1,867,610

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 12 for information regarding revenue disaggregation by product lines, marketing channels and geographical regions.

Contract liabilities are presented as deferred lease revenue on the consolidated balance sheets, which represents advance lease payments received from subtenants prior to the commencement of the related lease period. These amounts are recognized as lease revenue on a straight-line basis over the lease term as the Company satisfies its obligation to provide the subtenant with the right to use the leased property during the corresponding period. As of December 31, 2025 and 2024, the Company recorded contract liabilities of $255,383 and $183,173, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2025, 2024 and 2023, the Company recognized $1,188,848, $512,156 and $0 of contract liabilities as revenue, respectively.

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

Selling expense amounted to $49,583, $0 and $22 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Comprehensive Income (Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Components of comprehensive income (loss) include net income (loss) and foreign currency translation adjustment. As of December 31, 2025, 2024 and 2023, the only component of accumulated other comprehensive income (loss) was foreign currency translation adjustment.

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

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment as of December 31, 2025 (see Note 12).

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

Note 3 – BUSINESS COMBINATION

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

Acquisition of Vigour Management Limited

In order to strengthen the Company’s commercial real estate property management business line, on November 15, 2024, the Company completed the acquisition of 90% equity interest of Vigour Management Limited (“Vigour”). Vigour is a newly formed entity in 2024 without active business operations prior to the acquisition. Total consideration for acquisition of 90% equity interest in Vigour is $900 (900 ordinary shares at $1.00 per share). The remaining 10% equity interest is held by an unrelated party, Winzone Management Limited. After the acquisition, the Company invested $2.03 million to increase the paid-in capital of Vigour. As of December 31, 2025, Vigour did not have active business operation but will be involved in commercial real estate property management going forward.

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

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the years ended December 31, 2023 were reported as income (loss) from discontinued operations.

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

The results of discontinued operations of Tiandihui for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the Years Ended December 31,
	2025	2024	2023
Revenue	$-	$-	$-
Cost of revenues	-	-	-
Gross profit	-	-	-
Operating expenses	-	-	-
Loss from discontinued operations	-	-	(138,263)
Other expense, net	-	-	(138,263)
(Loss) income before tax	-	-	(14,957,284)
Net loss from discontinued operations	$-	$-	$(15,095,547)

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

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the years ended December 31, 2024 and 2023 were reported as income (loss) from discontinued operations. Net income (loss) from discontinued operations of Bo Lings and Far Lings amounted to $575,249 and $(153,054) for the years ended December 31, 2024 and 2023, respectively.

The results of discontinued operations of the Company’s restaurant business for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the Years Ended December 31,
	2025	2024	2023
Revenue	$-	$1,272,666	$3,175,055
Cost of revenues	-	(885,395)	(2,145,239)
Gross profit	-	387,271	1,029,816
Operating expenses	-	(1,094,854)	(1,214,449)
Loss from discontinued operations of Far Lings and Bo Lings	-	(707,583)	(184,633)
Other income, net	-	1,282,832	31,579
Income (loss) before tax	-	575,249	(153,054)
Net income (loss) from discontinued operations of Far Lings and Bo Lings	$-	$575,249	$(153,054)

Note 5 – ACCOUNTS RECEIVABLE, NET, NET

Net accounts receivable consisted of the following:

	December 31, 2025	December 31, 2024
Accounts receivable	$75,346	$5,748
Less: Allowance for credit losses	-	-
Accounts receivable, net	$75,346	$5,748

Note 6 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2025 and 2024, property, plant and equipment consisted of the following:

	December 31,	December 31,
	2025	2024
Electronic equipment	$-	$5,264
Leasehold improvement	708,204	448,171
Buildings	2,104,005	2,104,005
Total property, plant and equipment	2,812,209	2,557,440
Less: Accumulated depreciation	(414,017)	(193,451)
Less: Impairment loss	-	-
Translation adjustments	-	-
Property, plant and equipment, net	$2,398,192	$2,363,989

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $221,223, $111,642 and $22,649, respectively.

Note 7 – OTHER CURRENT LIABILITIES

Other current liabilities mainly consist of interest payable, wages payable and other payables. Wages payable include salaries and bonuses of employees.

	As of December 31,
	2025	2024
Other payables	$5,042,459	$2,754,305
Interest payable	56,864	33,917
Wages payable	21,216	55,839
Accrued expenses	15,000	15,000
Total	$5,135,539	$2,859,061

Note 8 – RELATED PARTY TRANSACTIONS

The related parties had transactions for the years ended December 31, 2025, 2024 and 2023 consist of the following:

Name of Related Party	Nature of Relationship as of December 31, 2025
Dandan Liu	Chairman of the Board, Shareholder, Chief Executive Officer (“CEO”)
Feng Zhang	Chief Financial Officer (“CFO”)
Caifen Zou	Independent director of TDH Holding, Inc.
Qiu Li	Independent director of TDH Holding, Inc.
Owens Meng	Independent director of TDH Holding, Inc.
Xue Jiang	Executive Director and Manager of QD Pet Food
Kai Wang	Executive Director and Manager of Beijing Ruihe
Fan Wu	Executive Director and Manager of Beijing Ruihe Space
Pan Zhang	The Manager of Beijing Jingshi
Xiaowan Hu	Supervisor of Beijing Wenxin Information Consulting Co., Ltd.
Yang Liu	Supervisor of Qingdao Chihong Information Consulting Co., Ltd.
Yang Yang	Supervisor of Beijing Jingshi Space Business Management Co., Ltd.
Dayou Zhang	Supervisor of Beijing Ruihe Commercial Management Co., Ltd.

Due to related parties from continuing operations

Due to related parties consisted of the following:

	December 31,	December 31,
	2025	2024
Dandan Liu	300,000	200,318
Total	$300,000	200,318

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

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2025	2024	2023
United States income tax rate	21.00%	21.00%	21.00%
HK statutory income tax rate	16.50%	16.50%	16.50%
PRC statutory income tax rate difference	0.00%	0.00%	0.00%
Effect of additional deduction on R&D expense and salary for disabled workers	0.00%	0.00%	0.00%
Effect of expenses not deductible for tax purposes	0.00%	0.00%	0.00%
Valuation allowance recognized with respect to the loss in subsidiaries	-37.50%	-37.50%	-37.50%
Other	-0.00%	-0.00%	-0.00%
Total	-%	-%	-%

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2025 and 2024.

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

On June 14, 2022, the Company's Board approved to effect a reverse stock split of its common shares at the ratio of one-for-twenty with the market effective date of June 14, 2022. The objective of the reverse stock split was to enable the Company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. As a result of the reverse stock split, each twenty common shares outstanding automatically combined and converted to one issued and outstanding common share without any action on the part of the shareholder. As a result of this stock reverse split, all common stocks issued prior to June 14, 2022 have been retrospectively restated and reflected in the consolidated financial statements.

On July 26, 2022, the Company completed a private placement of securities, and entered into a securities purchase agreement with eight accredited investors pursuant to which the Company sold to the investors an aggregate 4,000,000 of its common shares, at a price of $1.50 per share and warrants at a price of $0.01 per warrant to purchase up to an aggregate 4,000,000 of its common shares, for gross proceeds of $6,040,000 and received net proceeds of $6,017,781 after deducting fees and expenses related to the transaction. The warrants have an exercise price of $2.44 per share, and a term of two years.  The warrants are immediately exercisable upon issuance and have a cashless exercise feature. The securities were sold without registration under the Securities Act of 1933 in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and rules promulgated under the Securities Act as sales to accredited investors. The Company’s intention was to use the proceeds of this offering for working capital and general working purposes.

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

On July 26, 2022, in connection with the Company's private placement of securities as mentioned above, in which the Company sold to the investors an aggregate 4,000,000 of its common shares, at a price of $1.50 per share and warrants at a price of $0.01 per warrant to purchase up to an aggregate 4,000,000 of its common shares, for gross proceeds of $6,040,000. The warrants have an exercise price of $2.44 per share, and with an original term of two years. The warrants were immediately exercisable upon issuance and have a cashless exercise feature. On July 11, 2023, the Company and investors agreed to extend the exercise period of the warrants to July 26, 2027. The Company recorded additional stock compensation expense of $3,040,000 for the year ended December 31, 2023 related to this modification. The warrants are classified as equity instruments in accordance with ASC 815-40, Contracts in Entity's Own Equity, as they are indexed to the Company's own common shares, do not require net cash settlement, and meet the criteria for equity classification. The Company estimates the fair value of the warrants using the Black-Scholes option pricing model; assumptions used in calculating the fair value represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

The fair value of the warrants were estimated using the following assumptions:

July 11, 2023
Exercise price	$2.44
Stock Price	$1.28
Term (in years)	4.04
Volatility	115.59% -166.99%
Risk-free interest rate	4.52%
Dividend yield	0

The following table summarizes the investor warrants activities for the years ended December 31, 2025, 2024 and 2023:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Exercisable, December 31, 2021	19,440,000	$32.60	1.75
Granted	4,000,000	$2.44	2.00
Exercised	(19,440,000)	$32.60	0.75
Outstanding, December 31, 2023	4,000,000	$2.44	3.57
Outstanding, December 31, 2024	4,000,000	$2.44	2.57
Outstanding, December 31, 2025	4,000,000	$2.44	1.57
Exercisable, December 31, 2025	4,000,000	$2.44	1.57

Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to set aside at least 10% of their respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. As of December 31, 2024, the balance of statutory reserve was $0.

Note 11 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Customers

For the years ended December 31, 2025, 2024 and 2023, customers accounting for 10% or more of the Company’s net revenue were as follows:

	For the Years Ended December 31,
Customer	2025		2024	2023
Customer A	*	%	10.34%	*	%
Customer B	*	%	10.30%	*	%

*	Less than 10%

As of December 31, 2025, Customer C accounted for 84.59% of the Company’s total accounts receivable.

Suppliers

For the years ended December 31, 2025, 2024 and 2023, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2025	2024	2023
Supplier A	* %	29.78%	*	%
Supplier B	18.41%	24.02%	*	%
Supplier C	15.77%	23.30%	*	%
Supplier D	10.79%	17.73%	*	%
Supplier E	21.82%	* %	*	%

*	Less than 10%

As of December 31, 2025, Supplier C’s balance accounted for 93.22% of the Company’s total accounts payable.

Note 12 – SEGMENT AND REVENUE ANALYSIS

The company is solely engaged in commercial real estate leasing operations in 2025.

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has one operating segment as defined by ASC 280: commercial real estate leasing.

The disaggregated revenue data by geographical regions is set forth as following:

	For the Years Ended December 31,
	2025	2024	2023
China	$1,188,848	$512,157	$754
U.S.	68,736	53,461	-
Less: Sales tax and additional surcharge	(6,325)	(1,892)	-
Total net revenue from continuing operations	$1,251,259	$563,726	$754

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

On April 30, 2024, the Company completed the acquisition of 60% equity interest of Beijing Jingshi Commercial Management Co., Ltd. (“Beijing Jingshi”) and started to provide commercial real estate property management services to customers in the PRC. Under the commercial real estate business line, the Company entered into 18 commercial real estate property management agreements with the property owners, pursuant to which the Company leases the commercial real estate properties (primarily office space) from the property owners directly and is obligated to make monthly lease payment to the property owners. Therefore, when the Company leases the real estate property from the property owner, the Company’s lease arrangement with the property owner is deemed to be an operating lease because the Company’s contract with the property owners contains a lease based on the right to control the use of the identified asset and the Company serves as the lessee first, and then further rent the commercial property to the tenants to generate property management fees. Because the Company obtains the right to use underlying assets during the lease term, the Company believes that it should recognize right-of-use (“ROU”) assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months.

The weighted-average remaining lease term of the Company’s leases was approximately 4.34 years as of December 31, 2025. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

The components of lease expense were as follows:

	For the Years Ended December 31,
	2025	2024	2023
Operating lease cost	$944,333	$585,683	$212,480
Short-term lease costs	-	-	-
Total lease cost	$944,333	$585,683	$212,480

Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases	$924,082	$525,993	$240,000

Weighted-average remaining lease term	4.34 years	4.74 years	4.0 years
Weighted-average discount rate	3.68%	4.75%	3.50%

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2025	2024
Operating lease right-of-use assets	$3,787,265	$2,175,456
Total lease right-of-use assets	3,787,265	2,175,456

Operating lease liabilities, current	921,524	486,121
Operating lease liabilities, non-current	2,860,197	1,738,371
Total operating lease liabilities	$3,781,721	$2,224,492

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2025:

2026	1,042,151
2027	980,113
2028	748,703
2029	750,322
2030	470,564
Thereafter	102,786
Total	4,094,639
Less: Imputed interest	(312,918)
Total operating lease liabilities	$3,781,721

Note 14 – COMMITMENTS AND CONTINGENCIES

COMMITMENTS

On May 6, 2025, the Court announced that the bankruptcy liquidation of BVBA had been completed and the bankruptcy proceedings were concluded. As a result, BVBA was fully disposed of as of December 31, 2025.

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

In addition, the Company has historically incurred losses and it is uncertain whether the Company may continue to incur losses in the future. As a result of the discontinuation of the pet food business and the restaurant business as disclosed above, the Company has successfully transformed its core operations to focus on the commercial real estate business. If the Company is unable to effectively operate and manage the commercial property rental business, optimize its asset portfolio, or successfully develop new business opportunities, the Company may continue to face challenges in sustaining or improving its profitability in the future.

Specific Contingencies

(i) Pipeline Leakage Litigation: Beijing Jingshi Commercial Management Co., Ltd., a subsidiary of the Company principally engaged in commercial real estate leasing business, has been named as a defendant in a lawsuit filed by a client alleging property damage caused by pipeline leakage. In connection with this litigation, the People’s Court of Chaoyang District, Beijing issued a property preservation order freezing RMB 56,725.89 (USD$8,070) in bank deposits held by Beijing Jingshi Commercial Management Co., Ltd. at China Merchants Bank Co., Ltd., Beijing Guanghua Road Branch. Such frozen funds have been reclassified as restricted cash and presented in the consolidated balance sheet, and are not included in cash and cash equivalents. On March 31, 2026, the People’s Court of Chaoyang District, Beijing ordered the Company to pay compensation of RMB 54,000 (USD$7,804) to Beijing Liangquan Law Firm, and dismissed all other claims of Beijing Liangquan Law Firm.

(ii) Formaldehyde Exceedance Litigation: Beijing Jingshi Space Commercial Management Co., Ltd., a subsidiary of the Company principally engaged in commercial real estate leasing business, has been named as a defendant in a lawsuit filed by a client alleging personal injury caused by excessive formaldehyde. As of April 15, 2026, the Company has not received formal court notice, and the amount of damages claimed by the plaintiff remains unspecified. Based on currently available information, the Company’s legal counsel has assessed that the likelihood of an unfavorable outcome is reasonably possible. As the claim amount has not been determined, a reasonable estimate of potential loss or the range of loss cannot be made at this time, and accordingly no accrual has been recorded. The Company will continue to monitor developments in this matter and update this disclosure as facts and circumstances change. In connection with this litigation, the People’s Court of Chaoyang District, Beijing issued a property preservation order freezing RMB 83,496 (USD$11,879) in bank deposits held by Beijing Jingshi Space Commercial Management Co., Ltd. at China Merchants Bank Co., Ltd., Beijing Guanghua Road Branch. Such frozen funds have been reclassified as restricted cash and presented in the consolidated balance sheet, and are not included in cash and cash equivalents. The existence of the court’s freezing order indicates that formal legal proceedings are ongoing. The Company will provide updated disclosure upon receipt of formal court notice or determination of the amount involved.

Note 15 – Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2025 to the date these audited consolidated financial statements were issued and has determined that it does not have any material events to disclose.